UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 10, 2024

TechTarget, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-33472	04-3483216
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

275 Grove Street, Newton, MA	02466
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 431-9200

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 per value per share	TTGT	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry	into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 10, 2024, TechTarget, Inc. (“TechTarget”), Toro CombineCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TechTarget (“CombineCo”), Toro Acquisition Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of CombineCo (“Merger Sub”), Informa PLC, a public limited company organized under the laws of England and Wales (“Informa”), Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Informa (“Ivory HoldCo”), and Informa Intrepid Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Ivory HoldCo (“Informa Tech”), entered into an Agreement and Plan of Merger (the “Transaction Agreement”), pursuant to which, among other things, (i) Ivory HoldCo will contribute all of the issued and outstanding shares of capital stock of Informa Tech, plus $350 million in cash (subject to certain adjustments set forth in the Transaction Agreement for changes in net working capital of Informa Tech and in respect of EBITDA and certain non-current liabilities) to CombineCo in exchange for CombineCo common stock, (ii) Merger Sub will merge with and into TechTarget, with TechTarget surviving the merger and becoming a direct wholly owned subsidiary of CombineCo (the “Merger”) and (iii) as a result of the Merger, each issued and outstanding share of TechTarget’s common stock, par value $0.001 per share (“Common Stock”) will be converted (subject to certain exceptions) into the right to receive one share of CombineCo common stock and a pro rata share of an amount in cash equal to $350 million plus the amount of the EBITDA adjustment (if any) provided for in the Transaction Agreement, which per share cash consideration amount is currently estimated to be approximately $11.79 per share of TechTarget Common Stock (collectively, and together with all the other transactions contemplated by the Transaction Agreement, the “proposed transactions”).

Immediately following the closing of the proposed transactions (the “Closing”), Ivory HoldCo will own 57% of the outstanding CombineCo common stock (on a fully diluted basis) and former TechTarget stockholders will own the remaining outstanding CombineCo common stock. Following the Closing, CombineCo and its subsidiaries will operate under the name “TechTarget, Inc.”

The Transaction Agreement includes customary representations and warranties and covenants of the parties. Among other things and subject to certain exceptions, until the earlier of the termination of the Transaction Agreement or the Closing, (i) TechTarget has agreed to use its commercially reasonable efforts to conduct its business and (ii) Informa has agreed to use its commercially reasonable efforts to conduct the business of the contributed Informa Tech business, in each case in the ordinary course consistent with past practice. The Transaction Agreement also prohibits TechTarget from solicitating proposals relating to alternative transactions and restricts TechTarget’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions in connection with the receipt of unsolicited alternative transaction proposals.

The obligation of the parties to consummate the proposed transactions is subject to customary conditions, including, among other things, (i) the consummation of the Separation (as defined in the Transaction Agreement), (ii) the affirmative vote of the holders of a majority of the outstanding shares of TechTarget Common Stock, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (iv) the effectiveness of the registration statement on Form S-4 (the “Registration Statement”) to be filed by CombineCo with the Securities and Exchange Commission (“SEC”) and the approval of the listing on the Nasdaq Global Market, or other U.S. national securities exchange as mutually agreed by the parties of the shares of CombineCo common stock to be issued in the proposed transactions.

The Transaction Agreement contains certain termination rights for each of TechTarget and Informa, including the right of each party to terminate the Transaction Agreement if the proposed transactions have not been consummated by December 20, 2024. Under the Transaction Agreement, TechTarget is required to pay to Informa a termination fee in the amount of $40,000,000 (or, if Informa has not delivered to TechTarget the audited and interim financial statements for the contributed Informa Tech business required to be included in the prospectus forming part of the Registration Statement by May 31, 2024, $30,000,000; provided that the fee shall increase to $40,000,000 once such requisite financial statements have been delivered to TechTarget) in certain events described in the Transaction Agreement, including if Informa terminates the Transaction Agreement in the event TechTarget’s board of directors changes its recommendation that TechTarget’s stockholders approve the Transaction Agreement or TechTarget terminates the Transaction Agreement in order to enter into a definitive agreement providing for a superior alternative transaction. TechTarget will also have the right to terminate the Transaction Agreement if (i) the requisite financial statements described in the foregoing sentence are not delivered by August 9, 2024 or (ii) the EBITDA adjustment that would otherwise apply to the cash contribution Informa is required to make to CombineCo would exceed $35 million.

Ancillary Agreements

At the Closing, (i) CombineCo, Informa and Ivory HoldCo will enter into a stockholders agreement (the “Stockholders Agreement”), (ii) CombineCo, Informa, an Informa subsidiary and entities being contributed by Informa in connection with the proposed transactions will enter into a tax matters agreement, (iii) CombineCo and Ivory HoldCo will enter into a registration rights agreement, (iv) CombineCo and Informa Group Limited will enter into a transitional services agreement, a reverse transitional services agreement and supplemental transitional services agreements, (v) CombineCo and Informa will enter into a data sharing agreement, and (vi) CombineCo and an Informa subsidiary will enter into a brand license agreement. The forms of these agreements as well as forms of the organizational documents of CombineCo after giving effect to the Closing are each attached as an exhibit to the Transaction Agreement.

The Stockholders Agreement will provide, among other things, that:

•

Board Representation. Immediately following the Closing, the CombineCo board of directors will consist of nine directors, including: (i) five directors designated by Informa, one of whom will be the initial non-executive chair of the board of directors (provided that such person is not a director, officer or employee of Informa), (ii) three directors designated by TechTarget and (iii) the person who will be the Chief Executive Officer of CombineCo. Following the Closing and for so long as Informa owns more than 10% of the outstanding shares of CombineCo common stock, Informa will have the right to designate a number of directors to the CombineCo board of directors that is proportionate to its ownership of outstanding shares of CombineCo common stock at such time; provided that Informa will have the right to designate at least a majority of such directors for so long as Informa beneficially owns more than 50% of the outstanding shares of CombineCo common stock. The nominating and corporate governance committee will nominate for election to the board of directors of CombineCo all nominees not designated by Informa.

•

Controlled Company. For so long as Informa beneficially owns more than 50% of the outstanding shares of CombineCo common stock, unless otherwise agreed by Informa, CombineCo will avail itself of “controlled company” exemptions to the corporate governance rules of Nasdaq, and, accordingly, it could be exempt from certain the Nasdaq governance rules which are generally applicable to Nasdaq-listed companies.

•

Consent Rights. Informa will have the right to consent to certain material actions of CombineCo and its subsidiaries for so long as it maintains certain ownership percentages, including over certain mergers and acquisitions, sales of assets, the incurrence of indebtedness, issuances of securities and the termination of the employment or the appointment of a new chief executive officer of CombineCo. In most instances, these consent rights terminate if Informa ceases to beneficially own more than 40% of the outstanding shares of CombineCo common stock and these consent rights would terminate completely if Informa ceased to beneficially own more than 20% of the outstanding shares of CombineCo common stock.

•

Standstill Provisions. For a period of two years beginning on the Closing Date, Informa and its subsidiaries will be subject to a customary standstill, subject to standard exceptions. During such period and for so long as Informa beneficially owns more than 10% of the outstanding shares of CombineCo common stock, Informa and its affiliates are prohibited from acquiring shares of CombineCo common stock that would increase their ownership of CombineCo above 60% of the CombineCo common stock on a fully diluted basis, subject to certain exceptions.

•

Transfer Restrictions. During the period beginning on the Closing Date and ending on the earlier of the date that is (i) two years from the Closing Date and (ii) the date on which Informa owns less than 20% of the outstanding shares of CombineCo common stock, Informa and its subsidiaries may not transfer any shares of CombineCo common stock unless approved by an ad-hoc committee of the board of directors of CombineCo, which shall be composed of at least three independent directors, all but one of whom will not have been nominated to the board of directors of CombineCo by Informa (an “RPT Committee”).

•

Preemptive Rights and Percentage Maintenance Rights. Informa will have certain rights to buy its pro rata share of securities issued by CombineCo and to acquire additional securities of CombineCo to maintain its then-current ownership percentages in the event CombineCo issues additional securities after the Closing.

•

Pre-Agreed Procedures. Informa will have the right to purchase additional equity securities of CombineCo under certain circumstances at pre-agreed prices and upon pre-specified procedures set forth in the Stockholders Agreement, without obtaining approval from an RPT Committee.

•

Buyout Transactions. Until the second anniversary of the Closing, any proposal by Informa or any of its subsidiaries to acquire all of the shares of CombineCo common stock held by stockholders that are not affiliated with Informa or its subsidiaries must be (i) approved by an RPT Committee and (ii) submitted for approval to the stockholders of CombineCo, with a non-waivable condition that a majority of the shares held by stockholders that are not Informa or its subsidiaries approve the transaction (or equivalent tender offer condition). Following the second anniversary of the Closing and until Informa beneficially owns less than 40% of the outstanding shares of CombineCo common stock, any proposal by Informa or any of its subsidiaries to acquire all of the shares of CombineCo common stock held by stockholders that are not affiliated with Informa or its subsidiaries must be, at Informa’s election, either (i) approved by an RPT Committee or (ii) submitted for approval to the stockholders of CombineCo, with a non-waivable condition that a majority of the shares held by stockholders that are not Informa or its subsidiaries approve the transaction (or equivalent tender offer condition)..

•

Related Party Transactions. For so long as Informa beneficially owns at least 20% of the outstanding shares of CombineCo common stock, any transaction not contemplated by the Transaction Agreement and the related ancillary agreements between CombineCo or any of its subsidiaries, on the one hand, and Informa or any of its subsidiaries (other than CombineCo and its subsidiaries), on the other hand, shall be governed by a related party transactions policy, which shall include certain exceptions, including for transactions pursuant to the pre-specified procedures, preemptive rights, percentage maintenance rights and transactions that are not material.

•

Non-Compete; Non-Solicit. For so long as Informa beneficially owns at least 40% of the outstanding shares of CombineCo common stock, Informa is prohibited from acquiring any person engaged in a business that is competitive with CombineCo, except for (i) acquisitions of less than 10% of the total equity ownership of such person or (ii) acquisitions of any person that is engaged in a competitive business so long as no more than 25% of such person’s revenues are attributable to a competitive business. In addition, for so long as Informa beneficially owns at least 40% of the outstanding shares of CombineCo common stock, each of Informa and CombineCo agree not to solicit or hire certain specifically enumerated categories of senior employees of the other.

•	Other Governance Rights. Material amendments of or waivers to the Stockholders Agreement require the prior approval of an RPT Committee.

The foregoing description of the Transaction Agreement and related documents does not purport to be complete, and is qualified in its entirety by reference to the full text of the Transaction Agreement and related documents, which are attached hereto as Exhibit 2.1 and are incorporated herein by reference. The Transaction Agreement and related documents have been attached to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about TechTarget, Informa, their respective subsidiaries or any of the other parties to the Transaction Agreement or any related documents. In particular, the assertions embodied in the representations and warranties contained in the Transaction Agreement are qualified by information in confidential disclosure letters provided by the parties in connection with the signing of the Transaction Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Transaction Agreement. Moreover, certain representations and warranties in the Transaction Agreement were used for the purpose of allocating risk among the parties rather than establishing matters as facts and were made only as of the date of the Transaction Agreement (or such other date or dates as may be specified in the Transaction Agreement). Accordingly, the representations and warranties in the Transaction Agreement should not be relied upon as characterizations of the actual state of facts about Informa or any of the parties to the Transaction Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

New Employment Agreements

On January 10, 2024, CombineCo entered into new employment agreements with each of Don Hawk, TechTarget’s Executive Director, Product Innovation (the “Hawk Employment Agreement”), Daniel Noreck, TechTarget’s Chief Financial Officer (the “Noreck Employment Agreement”), Rebecca Kitchens, TechTarget’s President (the “Kitchens Employment Agreement”), and Steve Niemiec, TechTarget’s Chief Operating Officer and Chief Revenue Officer (the “Niemiec Employment Agreement”), each of which will become effective as of the Closing.

The Hawk Employment Agreement substantially follows Mr. Hawk’s existing employment agreement with TechTarget, with the following material changes:

•	Term. The Hawk Employment Agreement provides for a six-month employment term.

•	Compensation Review. No later than 60 days after the Closing, CombineCo will review Mr. Hawk’s cash and equity compensation levels in good faith for a possible increase (but not a decrease).

•

Mutual Notice Period for Termination. The mutual notice period to terminate the Hawk Employment Agreement has expanded from 60 days to a period of six months until the first anniversary of Closing, reducing to a period of three months thereafter (in each case, other than a for Cause (as defined therein) termination by CombineCo or a termination for Good Reason (as defined therein) by Mr. Hawk). During the notice period, CombineCo can relieve Mr. Hawk from working, but Mr. Hawk will continue to receive base salary, be eligible to receive incentive compensation, and continue to vest in outstanding equity awards. In lieu of the notice period, CombineCo may elect to make a payment to Mr. Hawk, which amount is based on his base salary only.

•

Severance. Severance payable to Mr. Hawk at the end of the term of the Hawk Employment Agreement or upon a termination other than a termination by CombineCo for Cause or by Mr. Hawk without Good Reason includes continued payment of 11 months’ base salary (rather than nine months’ under Mr. Hawk’s existing employment agreement) and 18 months’ partial COBRA premium subsidy (rather than nine months partial COBRA premium subsidy under Mr. Hawk’s existing employment agreement). In addition, should Mr. Hawk’s employment cease before TechTarget’s 2024 bonuses are paid, Mr. Hawk will receive a bonus for 2024 on its usual terms notwithstanding the cessation of employment.

•	Release. Receipt of severance payments and benefits by Mr. Hawk is conditioned on providing CombineCo a release of claims and compliance with applicable restrictive covenants.

The Noreck Employment Agreement, the Kitchens Employment Agreement and the Niemiec Employment Agreement substantially follow each of Daniel Noreck’s, Rebecca Kitchens’ and Steve Niemiec’s existing employment agreements with TechTarget, as applicable, with the following material changes:

•	Compensation Review. No later than 60 days after the Closing, CombineCo will review the executive’s cash and equity compensation levels in good faith for a possible increase (but not a decrease).

•

Mutual Notice Period for Termination. The mutual notice period to terminate the Noreck Employment Agreement, the Kitchens Employment Agreement and the Niemiec Employment Agreement has expanded from 60 days to a period of six months until the first anniversary of Closing, reducing to a period of three months thereafter (in each case, other than a for Cause (as defined in the applicable employment agreement) termination by CombineCo or a termination for Good Reason (as defined in the applicable employment agreement) by the executive). During the notice period, CombineCo can relieve the executive from working, but the executive will continue to receive base salary, be eligible to receive incentive compensation, and continue to vest in outstanding equity awards. In lieu of the notice period, CombineCo may elect to make a payment to the executive, which amount is based on the executive’s base salary only.

•	Release. Receipt of severance payments and benefits by the executive is conditioned on providing CombineCo a release of claims and compliance with applicable restrictive covenants.

•

Non-Competition and Non-Solicitation Covenant Survival Period. The duration of the non-competition and non-solicitation covenants have been changed such that (i) if the termination results from notice provided prior to the first anniversary of Closing, the non-competition and non-solicitation covenants survive for six months following the expiration of the notice period and (ii) if the termination results from notice provided on or after the first anniversary of Closing, the non-competition and non-solicitation covenants survive for nine months following the expiration of the notice period. Each of Mr. Noreck’s, Ms. Kitchens’ and Mr. Niemiec’s current employment agreements provide that the non-competition and non-solicitation covenants survive for 12 months following termination of employment.

The foregoing summary of the Hawk Employment Agreement, the Noreck Employment Agreement, the Kitchens Employment Agreement and the Niemiec Employment Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of each of the Hawk Employment Agreement, the Noreck Employment Agreement, the Kitchens Employment Agreement and the Niemiec Employment Agreement, as applicable, which are attached hereto as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and are incorporated herein by reference.

Separation Agreements

On January 10, 2024, TechTarget entered into separation agreements with each of Mike Cotoia, TechTarget’s Chief Executive Officer (the “Cotoia Separation Agreement”), and Greg Strakosch, TechTarget’s Executive Chairman (the “Strakosch Separation Agreement” and together with the Cotoia Separation Agreement, the “Separation Agreements”) that become effective upon the Closing. Per the terms of the Separation Agreements, and subject to each Mr. Cotoia and Mr. Strakosch, as applicable, executing (and not revoking) a release of claims, each of Mr. Cotoia and Mr. Strakosch is entitled to certain severance payments and benefits, including a severance payment equal to the sum of (i) $700,000 and (ii) a prorated amount of his annual bonus (such prorated bonus to be no less than $108,750 per executive), payable in equal installments over a 14-month period following the separation date. In addition, CombineCo will cover a portion of each executive’s COBRA costs at active employee rates, which may include a tax gross-up for up to 18 months following the separation date.

Each of Mr. Cotoia and Mr. Strakosch is subject to a nine-month non-competition covenant and a nine-month non-solicitation covenant applicable to employees and customers. For Mr. Cotoia, the term of this restrictive covenant begins upon the termination of the Consulting Agreement (described below) and for Mr. Strakosch the term of this restrictive covenant begins on the Closing date.

The foregoing summary of the Cotoia Separation Agreement and the Strakosch Separation Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of each of the Cotoia Separation Agreement and the Strakosch Separation Agreement, as applicable, which are attached hereto as Exhibit 10.5 and Exhibit 10.6, respectively, and are incorporated herein by reference.

Consulting Agreement

On January 10, 2024, CombineCo entered into a consulting agreement with Mr. Cotoia (the “Cotoia Consulting Agreement”) that will become effective upon the Closing, pursuant to which he will provide advice and assistance to CombineCo for one year following the Closing. Pursuant to the Cotoia Consulting Agreement, Mr. Cotoia will be paid for services for five days per week for the first six months of the term of the agreement, two and one-half days per week for the subsequent three months and one day per week for the final three months. The consulting fee is $3,807 per day. The Cotoia Consulting Agreement contains restrictive covenants consistent with the terms of the Separation Agreement and may be terminated by CombineCo upon 60 days’ prior notice.

The foregoing summary of the Consulting Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Cotoia Consulting Agreement, which is attached hereto as Exhibit 10.7 and is incorporated herein by reference.

Lock-Up Agreements

On January 10, 2024, CombineCo entered a lock-up agreement with Informa and each of Mr. Cotoia, Mr. Hawk, Ms. Kitchens, Mr. Niemiec, Mr. Noreck and Mr. Strakosch, respectively, each on a substantially similar form of lock-up agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that a percentage of the after-tax shares of CombineCo common stock delivered to each of Mr. Cotoia, Mr. Hawk, Ms. Kitchens, Mr. Niemiec, Mr. Noreck and Mr. Strakosch, respectively, in exchange for his or her TechTarget Restricted Stock Units that accelerate upon the Closing will be subject to a lock-up period of up to three years. The percentage of the after-tax shares of CombineCo common stock delivered to each of Mr. Hawk and Mr. Strakosch in exchange for their TechTarget Restricted Stock Units that accelerate upon the Closing is 62%, and the relevant percentage for Mr. Cotoia, Ms. Kitchens, Mr. Niemiec and Mr. Noreck is 25%. The lock-up restrictions expire with respect to one-third of the applicable shares of CombineCo common stock on each of the first three anniversaries of the Closing. However, in the event Ms. Kitchens, Mr. Niemiec or Mr. Noreck is terminated for any reason other than a termination for Cause or resignation without Good Reason (as such terms are defined in the Kitchens Employment Agreement, the Niemiec Employment Agreement and the Noreck Employment Agreement, respectively), the lock-up period shall be shortened and expire with respect to 50% of the lock-up shares on the 1st anniversary of the Closing and with respect to the remaining 50% on the second anniversary of the Closing. If such a termination occurs after the second anniversary of the Closing, the lock-up will immediately expire with respect to all of the lock-up shares.

The foregoing summary of the Lock-Up Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, which is attached hereto as Exhibit 10.8 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of January 10, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc.*

10.1	Employment Agreement, dated as of January 10, 2024, by and between Toro CombineCo, Inc. and Don Hawk

10.2	Employment Agreement, dated as of January 10, 2024, by and between Toro CombineCo, Inc. and Daniel Noreck

10.3	Employment Agreement, dated as of January 10, 2024, by and between Toro CombineCo, Inc. and Rebecca Kitchens

10.4	Employment Agreement, dated as of January 10, 2024, by and between Toro CombineCo, Inc. and Steven Niemeic

10.5	Separation Agreement, dated as of January 10, 2024, by and between TechTarget, Inc. and Michael Cotoia

10.6	Separation Agreement, dated as of January 10, 2024, by and between TechTarget, Inc. and Greg Strakosch

10.7	Consulting Agreement, dated as of January 10, 2024, by and between Toro CombineCo, Inc. and Michael Cotoia

10.8	Form of Lock-Up Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules, annexes and exhibits to the Transaction Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules, annexes and exhibits to the U.S. Securities and Exchange Commission upon request.

Additional Information and Where to Find It

In connection with the proposed transaction, TechTarget will prepare and file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TechTarget, Inc.

Date: January 11, 2024	By:	/s/ Michael Cotoia
Michael Cotoia
Chief Executive Officer

EXHIBIT 2.1

Certain portions of this exhibit have been omitted pursuant to Rule 601(b)(2) of Regulation S-K. The omitted information is (i) not material and (ii) the type that the TechTarget, Inc. treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

Execution Copy

Dated as of January 10, 2024

TECHTARGET, INC.

TORO COMBINECO, INC.

TORO ACQUISITION SUB, LLC

INFORMA PLC

INFORMA US HOLDINGS LIMITED

and

INFORMA INTREPID HOLDINGS INC.

AGREEMENT AND PLAN OF MERGER

- i -

- ii -

- iii -

- iv -

ANNEX A-I	ILLUSTRATIVE BALANCE SHEET
ANNEX A-II	ADJUSTED EBITDA—SPECIFIED ITEMS
ANNEX A-III	WORKING CAPITAL AND BLUEFIN NON-CURRENT LIABILITIES AMOUNT—CERTAIN ITEMS
ANNEX B	SEPARATION PLAN
ANNEX C	SEPARATION PLAN—EMPLOYEE MATTERS ANNEX
ANNEX 5.18	TERM SHEET FOR IVORY CREDIT FACILITY
EXHIBIT I-A	FORM OF NEWCO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT I-B	FORM OF NEWCO AMENDED AND RESTATED BYLAWS
EXHIBIT II	FORM OF TAX MATTERS AGREEMENT
EXHIBIT III	FORM OF STOCKHOLDERS AGREEMENT
EXHIBIT IV	FORM OF REGISTRATION RIGHTS AGREEMENT
EXHIBIT V-A EXHIBIT V-B EXHIBIT V-C EXHIBIT V-D

FORM OF TRANSITION SERVICES AGREEMENT

FORM OF SUPPLEMENTAL TRANSITION SERVICES AGREEMENT (US)

FORM OF SUPPLEMENTAL TRANSITION SERVICES AGREEMENT (ROW)

FORM OF REVERSE TRANSITION SERVICES AGREEMENT (PROPERTY)

EXHIBIT VI-A EXHIBIT VI-B	FORM OF DATA SHARING AGREEMENT FORM OF BRAND LICENSE AGREEMENT
EXHIBIT VII	TERM SHEET FOR COMMERCIAL COOPERATION AGREEMENT

- v -

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 10, 2024 (the “Execution Date”), is made by and among TECHTARGET, INC., a Delaware corporation (“Toro”), TORO COMBINECO, INC., a Delaware corporation and a direct, wholly owned Subsidiary of Toro (“CombineCo”), TORO ACQUISITION SUB, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of CombineCo (“Toro Merger Sub”), INFORMA PLC, a public limited company organized under the laws of England and Wales (“Ivory Parent”), INFORMA US HOLDINGS LIMITED, a private company organized under the laws of England and Wales and an indirect, wholly owned Subsidiary of Ivory Parent (“Ivory HoldCo”), and INFORMA INTREPID HOLDINGS INC., a Delaware corporation and a direct, wholly owned Subsidiary of Ivory HoldCo (“Bluefin”).

RECITALS

WHEREAS, the parties hereto intend to provide for a series of transactions such that immediately following the consummation of such transactions, upon the terms and subject to the conditions set forth in this Agreement, (a) Bluefin and its Subsidiaries will own the Bluefin Business, (b) all of the outstanding equity of Bluefin and Toro will be owned by CombineCo, (c) CombineCo’s shares will be owned by Ivory HoldCo and the holders of shares of Toro’s common stock immediately prior to such consummation, and (d) such holders of shares of Toro’s common stock immediately prior to such consummation will receive a cash payment in an amount per share provided for herein;

WHEREAS, in order to implement such transactions, upon the terms and subject to the conditions set forth in this Agreement, (a) on or prior to the Closing Date, Ivory Parent will cause the Separation to be consummated, and upon consummation of the Separation, Bluefin and its Subsidiaries will own the Bluefin Business; (b) Ivory HoldCo will contribute all of the issued and outstanding shares of capital stock of Bluefin, plus cash in the amount of the Ivory Cash Payment, to CombineCo, in exchange for shares of common stock, par value $0.001 per share, of CombineCo (“CombineCo Common Stock” and such contribution, the “Ivory Contribution”); and (c) Toro Merger Sub will be merged with and into Toro, with Toro being the surviving entity in the merger (the “Toro Surviving Corporation,” and such merger, the “Toro Merger”), and upon consummation of the Toro Merger the Toro Surviving Corporation will be a direct, wholly owned Subsidiary of CombineCo and all of the issued and outstanding shares of Toro Common Stock will be converted into the right to receive shares of CombineCo Common Stock and cash;

WHEREAS, the Board of Directors of Toro, by resolutions duly adopted, has unanimously (a) approved the Toro Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, (b) approved and declared advisable this Agreement, and (c) resolved to recommend to the Toro stockholders the adoption of this Agreement;

WHEREAS, CombineCo, as the sole member and manager of Toro Merger Sub, by resolutions duly adopted, has approved and authorized the Toro Merger;

WHEREAS, the respective Boards of Directors (or equivalent) of Ivory Parent, Ivory HoldCo, and Bluefin, by resolutions duly adopted, have approved and authorized the Separation, the Ivory Contribution, and this Agreement;

WHEREAS, the Board of Directors of CombineCo, by resolutions duly adopted, has unanimously approved and authorized this Agreement and the transactions contemplated hereby (including the Toro Merger and the issuance of shares of CombineCo Common Stock) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL; and

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Ivory Contribution and the Toro Merger, taken together, qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Separation; the Ivory Contribution and the Toro Merger; Organizational Documents; Directors and Officers

Section 1.01. The Separation. Upon the terms and subject to the conditions set forth in this Agreement, at or before the Closing, Ivory Parent shall, and shall cause its Subsidiaries to, implement the Separation in the manner described in the Separation Plan.

Section 1.02. The Ivory Contribution. Upon the terms and subject to the conditions set forth in this Agreement, following the Separation, and at the Effective Time, (a) Ivory HoldCo shall, and Ivory Parent shall cause Ivory HoldCo to, contribute to CombineCo (i) all of the issued and outstanding shares of capital stock of Bluefin, plus (ii) cash in the amount of the Ivory Cash Payment, and (b) in exchange therefor, CombineCo shall issue to Ivory HoldCo the number of fully paid, non-assessable shares of CombineCo Common Stock that, after giving effect to the Ivory Contribution and the Toro Merger (including (x) the issuance of shares of CombineCo Common Stock to Ivory HoldCo, (y) the conversion of all of the issued and outstanding shares of Toro Common Stock into the right to receive shares of CombineCo Common Stock in accordance with Section 2.01(a), and (z) the issuance of shares of CombineCo Common Stock in settlement of the Toro In-The-Money Options and Vested Toro RSUs in accordance with Section 2.04(a) (Toro Options) and Section 2.04(b)(ii) (Vested Toro RSUs)) will result in Ivory HoldCo owning the Ivory Percentage of the sum of (1) the number of issued and outstanding shares of CombineCo Common Stock (calculated for this purpose as if there are no Toro Dissenting Shares and all such shares instead are converted into shares of CombineCo Common Stock in accordance with Section 2.01(a), and treating all shares of CombineCo Common Stock that are withheld or subject to withholding pursuant to Section 2.06 (Withholding) as issued and outstanding) plus (2) all shares of CombineCo Common Stock that are or may become issuable upon exercise or vesting of all options, warrants, conversion privileges, and other similar rights to acquire shares of CombineCo Common Stock outstanding immediately following the Effective Time, whether or not such options, warrants, conversion privileges, or other similar rights are then fully vested or immediately exercisable (including the shares of CombineCo Common Stock that are or may become issuable upon vesting of the Unvested CombineCo RSUs issued pursuant to Section 2.04(b)(ii)), such number to be calculated (X) after giving effect to the provisions of Article II (other than Section 2.04(e) (CombineCo Equity Plans)) and (Y) excluding (1) shares issuable in respect of the conversion rights of holders of the Toro Convertible Notes, (2) shares reserved for issuance under future grants pursuant to the CombineCo Equity Incentive Plan or the CombineCo ESPP, and (3) shares held by CombineCo or any Subsidiary of CombineCo (but for this purpose, the Withholding Shares described in Section 2.06 will not be deemed held by CombineCo or any Subsidiary of CombineCo) (the “Ivory Share Consideration”). CombineCo shall issue and deliver such shares of CombineCo Common Stock to Ivory HoldCo free and clear of any and all liens and encumbrances (other than restrictions on transfer under applicable securities Laws and as may be set forth in the Transaction Documents), and shall furnish such stock certificates or other evidence of the ownership of such shares as Ivory HoldCo reasonably may request.

Section 1.03. The Toro Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (the “DGCL”) and Section 18-209 of the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Toro Merger Sub shall be merged with and into Toro and the separate legal existence of Toro Merger Sub shall thereupon cease. Toro shall be the surviving entity in the Toro Merger, and as a result of the Toro Merger, (a) immediately following the Effective Time, Toro will be a direct, wholly owned Subsidiary of CombineCo, and (b) the separate legal existence of Toro with all its rights, privileges, immunities, powers, and franchises shall continue unaffected, except as set forth in Article II. The Toro Merger shall have the effects specified in the DGCL and the DLLCA.

Section 1.04. Closing.

(a) The closing of the Ivory Contribution, the Toro Merger, and the other Transactions expressly contemplated by the other Transaction Documents to occur at such time (the “Closing”) shall occur by electronic exchange of documents at 8:00 a.m. (New York City time) on the date that is as soon as reasonably practicable, and in no event later than the third business day, following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement, or at such other time or on such other date as Toro and Ivory Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).

(b) At the Closing, Ivory Parent shall (or shall cause Ivory HoldCo to, as applicable) deliver to CombineCo (i) by wire transfer of immediately available funds, an amount in cash equal to the Ivory Cash Payment, (ii) each of the Transaction Documents to which Ivory Parent or any of its Affiliates is to be a party, duly executed by the applicable member of the Ivory Group party thereto, and (iii) the certificate referred to in Section 5.17(d)(ii).

(c) At the Closing, CombineCo or Toro, as applicable, shall (i) issue to Ivory HoldCo the Ivory Share Consideration, in book entry form, (ii) deliver to Ivory Parent and Ivory HoldCo each of the other Transaction Documents to which CombineCo or Toro is to be a party, duly executed by CombineCo or Toro (as applicable), and (iii) deliver to Ivory Parent the certificate referred to in Section 5.17(d)(i).

Section 1.05. Effective Time. The Ivory Contribution shall be conditioned upon the effectiveness of the Toro Merger and shall be deemed to occur at the Effective Time. Concurrently with the Closing, Toro and Ivory HoldCo shall cause a certificate of merger with respect to the Toro Merger (the “Toro Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA. The Toro Certificate of Merger so duly executed and filed shall specify that the Toro Merger shall become effective at 11:59 p.m. (New York City time) on the Closing Date or at such other time and date as may be agreed upon by the parties hereto and specified in the Toro Certificate of Merger in accordance with the DGCL and the DLLCA (the time at which the Toro Merger becomes effective and the Ivory Contribution is deemed to occur, the “Effective Time”).

Section 1.06. Certificates of Incorporation and Bylaws of CombineCo and the Toro Surviving Corporation.

(a) The parties hereto shall take all actions as may be necessary or appropriate to ensure that prior to and as of the Closing, the certificate of incorporation and bylaws of CombineCo are identical to the respective forms attached as Exhibit I-A (the “NewCo Amended and Restated Certificate of Incorporation”) and Exhibit I-B (the “NewCo Amended and Restated Bylaws”).

(b) At the Effective Time, the certificate of incorporation and bylaws of the Toro Surviving Corporation shall be the certificate of incorporation and bylaws of Toro immediately prior to the Effective Time, except that the name of the Toro Surviving Corporation shall be a name selected by Ivory Parent not later than ten business days prior to the anticipated Closing Date (which name shall be reasonably acceptable to Toro). The parties hereto shall take all actions as may be necessary or appropriate to ensure that on the first day after the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Toro Surviving Corporation shall be amended and restated in their entirety to be in forms furnished by Ivory Parent to Toro not later than ten business days prior to the anticipated Closing Date (which forms shall be reasonably acceptable to Toro).

Section 1.07. Directors of CombineCo and Directors and Officers of the Toro Surviving Corporation.

(a) The parties hereto shall take all actions as may be necessary or appropriate to ensure that as of the Closing the board of the directors of CombineCo shall be comprised as provided in Section 3.1 of the Stockholders Agreement.

(b) Immediately following the Effective Time, (i) the board of directors of Toro Merger Sub shall constitute the entire board of directors of the Toro Surviving Corporation, and (ii) the officers of Toro at the Effective Time shall be the officers of the Toro Surviving Corporation.

Section 1.08. Required Shares of CombineCo Common Stock to be Reserved for Issuance. In connection with the Ivory Contribution and the Toro Merger, and prior to the Effective Time, CombineCo shall take all action necessary to reserve for issuance a sufficient number of shares of CombineCo Common Stock to permit the issuance of shares of CombineCo Common Stock to Ivory HoldCo as provided in Section 1.02 (The Ivory Contribution) and the conversion of shares of Toro Common Stock into the right to receive shares of CombineCo Common Stock as provided in Section 2.01(a)(ii)(The Toro Merger Consideration).

ARTICLE II

Certain Effects of the Toro Merger

Section 2.01. Effect of the Toro Merger on Toro’s Capital Stock.

(a) At the Effective Time, by virtue of the Toro Merger and without any action on the part of the holders of any capital stock of Toro or the holders of membership interests of Toro Merger Sub, as applicable:

(i) Each share of common stock, par value $0.001 per share, of Toro (the “Toro Common Stock”) that immediately before the Effective Time is held in treasury by Toro or otherwise owned by Toro, Ivory Parent, or any of their respective Subsidiaries (such shares, collectively, the “Toro Excluded Stock”) shall be canceled without payment of any consideration therefor, and shall cease to exist;

(ii) Subject to Section 2.03, each share of Toro Common Stock issued and outstanding immediately before the Effective Time (other than any Toro Excluded Stock) shall be canceled, shall cease to exist, and shall be converted into the right of the holder thereof to receive (A) one validly issued, fully paid, and non-assessable share of CombineCo Common Stock and (B) an amount in cash equal to the quotient of (X) the Cash Merger Consideration Amount divided by (Y) the aggregate number of shares of Toro Common Stock that (1) are issued and outstanding immediately before the Effective Time

(other than Toro Excluded Stock) or (2) are or may become issuable upon exercise or vesting of all options, warrants, conversion privileges, and other similar rights to acquire shares of Toro Common Stock outstanding immediately before the Effective Time, whether or not such options, warrants, conversion privileges, or other similar rights are then fully vested or immediately exercisable (including the shares of Toro Common Stock that are subject to Toro In-The-Money Options or Vested Toro RSUs immediately before the Effective Time, but excluding however the shares of Toro Common Stock that are (I) subject to Unvested Toro RSUs immediately before the Effective Time or (II) issuable on conversion of the Toro Convertible Notes) (such consideration described in clauses (A)–(B), the “Toro Merger Consideration,” and the amount of cash per share described in clause (B), the “Cash Amount Per Share”);

(iii) The membership interests of Toro Merger Sub issued and outstanding immediately before the Effective Time (all of which shall be owned beneficially and of record by CombineCo) shall be converted into an aggregate of 1,000 validly issued, fully paid, and non-assessable shares of common stock, par value $0.001 per share, of the Toro Surviving Corporation; and

(b) At the Effective Time, each share of capital stock of CombineCo that is owned by Toro or any of its Subsidiaries immediately before the Effective Time shall be repurchased by CombineCo for its par value and shall be canceled without payment of any further consideration therefor and shall cease to exist.

(c) From and after the Effective Time, there shall be no transfers on the stock transfer books of Toro of the shares of Toro Common Stock that were outstanding immediately before the Effective Time. If, after the Effective Time, Toro Certificates or Toro Uncertificated Shares are presented to the Toro Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Toro Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(d) Notwithstanding the foregoing provisions of this Article II, no fractional shares of CombineCo Common Stock will be issued in the Toro Merger, and if any former holder of Toro Common Stock would be entitled to receive a fractional share of CombineCo Common Stock but for this Section 2.01(d) then such former holder shall be entitled to receive a cash payment in lieu thereof, which payment shall be determined by multiplying the closing sale price of a share of CombineCo Common Stock on Nasdaq (or such other U.S. national securities exchange on which the CombineCo Common Stock is then listed) on the first full trading day immediately following the Effective Time by the fraction of a share of CombineCo Common Stock to which such former holder would otherwise have been entitled.

(e) Prior to the Effective Time, CombineCo shall appoint an exchange agent (the “Exchange Agent”) for purposes of exchanging for Toro Merger Consideration (i) certificates representing certificated shares of Toro Common Stock immediately before the Effective Time (each such certificate, a “Toro Certificate”) and (ii) book-entry accounts representing uncertificated shares of Toro Common Stock immediately before the Effective Time (such shares, the “Toro Uncertificated Shares”). At or prior to the Effective Time, CombineCo shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Section 2.01(e) through the Exchange Agent, (X) evidence of shares in book-entry form representing the shares of CombineCo Common Stock issuable pursuant to this Section 2.01 and (Y) cash in immediately available funds in an amount equal to the aggregate Cash Amount Per Share payable pursuant to this Section 2.01, provided that any Cash Amount Per Share payable to holders of Toro In-The-Money Options and Vested Toro RSUs pursuant to Section 2.04(a) and Section 2.04(b)(ii) shall be retained by CombineCo for distribution to such holders pursuant to such sections. CombineCo agrees to make promptly available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay cash in lieu of any fractional shares of CombineCo Common Stock to which such holders are entitled pursuant to Section 2.01(d). Promptly after the Effective Time and in any event within three business days after the Closing Date, CombineCo shall send, or shall cause the Exchange

Agent to send, to each record holder of shares of Toro Common Stock a letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Toro Certificates or transfer of the Toro Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Toro Uncertificated Shares) for use in such exchange. The evidences of shares of CombineCo Common Stock in book-entry form and the cash deposited with the Exchange Agent pursuant to this Section 2.01(e) are sometimes referred to in this Agreement as the “Exchange Fund.” CombineCo shall cause the Exchange Agent to deliver the Toro Merger Consideration out of the Exchange Fund in accordance herewith. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by CombineCo. Any interest and other income resulting from such investments shall be the income and property of, and paid to, CombineCo upon termination of the Exchange Fund.

(f) Each holder of shares of Toro Common Stock that have been converted into the right to receive the Toro Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Toro Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Toro Uncertificated Shares, in respect of each share of Toro Common Stock represented by such Toro Certificate or Toro Uncertificated Share, the Toro Merger Consideration. The shares of CombineCo Common Stock constituting Toro Merger Consideration shall, unless otherwise elected by CombineCo at CombineCo’s option, be in uncertificated book-entry form, unless a physical certificate is required under applicable Law.

(g) If any portion of the Toro Merger Consideration is to be delivered to a Person other than the Person in whose name the surrendered Toro Certificate or the transferred Toro Uncertificated Share is registered, it shall be a condition to such delivery that (i) either such Toro Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Toro Uncertificated Share shall be properly transferred and (ii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Toro Certificate or Toro Uncertificated Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(h) If any Toro Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Toro Certificate to be lost, stolen or destroyed and, if required by the Toro Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Toro Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Toro Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Toro Certificate, the Toro Merger Consideration to be paid in respect of the shares of Toro Common Stock represented by such Toro Certificate, as contemplated by this Section 2.01.

(i) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Toro Common Stock 12 months following the Closing Date shall be delivered to CombineCo or as otherwise instructed by CombineCo, upon demand, and any such holder who has not exchanged shares of Toro Common Stock for the applicable Toro Merger Consideration in accordance with this Section 2.01 prior to such time shall thereafter look only to CombineCo for payment of such Toro Merger Consideration, without any interest thereon. Notwithstanding the foregoing, CombineCo and its Subsidiaries (including, after the Closing, the Toro Surviving Corporation and its Subsidiaries) shall not be liable to any holder of shares of Toro Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Toro Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of CombineCo free and clear of any claims or interest of any Person previously entitled thereto.

(j) Following the surrender of any Toro Certificates or the transfer of any Toro Uncertificated Shares as provided in this Section 2.01, and in any event within two business days following such surrender or transfer, the Exchange Agent shall pay, or cause to be paid, without interest, to the Person in whose name the shares of CombineCo Common Stock constituting the Toro Merger Consideration have been registered, the aggregate Cash Amount Per Share to which such Person is entitled pursuant to Section 2.01(a)(ii) plus the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.01(d). No cash payment in lieu of fractional shares pursuant to Section 2.01(d) shall be paid to the holder of any Toro Certificates not surrendered or of any Toro Uncertificated Shares not transferred until such Toro Certificates or Toro Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.01.

Section 2.02. Adjustments to Prevent Dilution. If, before the Effective Time, Toro changes the number of shares of Toro Common Stock (or securities convertible or exchangeable into or exercisable for any such shares) issued and outstanding prior to the Effective Time, as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, as applicable, the Toro Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Toro Merger Consideration. The foregoing will not limit any other right or remedy that any party hereto may have following any such change.

Section 2.03. Dissenting Stockholders’ Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any share of Toro Common Stock that immediately before the Effective Time was issued and outstanding and held or beneficially owned by a Toro dissenting stockholder who has made a proper demand for appraisal rights of such shares of Toro Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL and has not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL (each such share, a “Toro Dissenting Share”) shall not be converted into the right to receive the Toro Merger Consideration pursuant to Section 2.01(a) but instead shall become the right to receive such consideration as may be determined to be due to such Toro dissenting stockholder pursuant to Section 262 of the DGCL; provided, however, that if a Toro dissenting stockholder validly withdraws such demand for appraisal or fails to perfect or otherwise loses such right of appraisal pursuant to the DGCL with respect to any Toro Dissenting Shares, such Toro Dissenting Shares shall be deemed to be converted, as of the Effective Time, into the right of such Toro dissenting stockholder to receive the Toro Merger Consideration with respect to such shares, without interest and less any Tax withholding.

(b) Toro shall give Ivory HoldCo prompt written notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law and received by Toro relating to stockholders’ rights of appraisal. Toro shall not, except with the prior written consent of Ivory Parent, (i) voluntarily make any payment with respect to any demands for appraisal, or (ii) offer to settle or settle any such demands.

Section 2.04. Treatment of Toro Options, RSUs, and ESPP.

(a) Toro Options. Each Toro Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time shall, as of the Effective Time, vest (to the extent unvested) in full. Subject to Section 2.06, each Toro In-The-Money Option shall, immediately prior to the Effective Time, automatically and, without any action on the part of the holder thereof, cease to exist, and be converted into the right of the holder thereof to receive (A) the Toro Merger Consideration in accordance with Section 2.01(a)(ii) in respect of the shares of Toro Common Stock underlying such Toro In-The-Money Option, reduced by (B) the aggregate exercise price of such Toro In-The-Money Option, with the aggregate exercise price (1) first reducing the cash portion of the Toro Merger Consideration payable to such holder and (2) to the extent such cash portion of the Toro Merger Consideration is less than the aggregate exercise price of such Toro In-The-Money Option, next reducing the number of shares of CombineCo Common Stock otherwise issuable to such holder by a number of shares of CombineCo Common Stock equal to (I) the remaining portion of the aggregate exercise price of such Toro In-The-Money Option, divided by (II) the amount equal to (A) the closing per share price of Toro Common Stock for the Trading Day immediately prior to the day on which the Effective Time occurs, less (B) the Cash Amount Per Share. Each Toro Underwater Option shall, as of immediately prior to the Effective Time, be canceled and terminated without any payment or consideration therefor.

(b) Toro RSUs.

(i) Certain Defined Terms. For purposes of this Section 2.04(b), the following terms shall have the meanings set forth below:

(A) “Broad RSU” means a Toro RSU that is not a Key RSU or an Executive RSU.

(B) “Executive RSU” means a Toro RSU held by an individual listed in Section 2.04(b)(i)(B) of the Toro Disclosure Letter.

(C) “Key RSU” means a Toro RSU held by an individual listed in Section 2.04(b)(i)(C) of the Toro Disclosure Letter.

(D) “Toro RSU” means an award of restricted stock units in respect of shares of Toro Common Stock under any Toro Stock Plan.

(ii) Vested Toro RSUs. The Toro Board shall take such actions as are necessary so that immediately prior to the Effective Time, 100% of unvested Key RSUs, 100% of unvested Executive RSUs and 50% of unvested Broad RSUs (collectively, the “Vested Toro RSUs”) shall become fully vested and nonforfeitable. At the Effective Time and subject to Section 2.06, each Vested Toro RSU shall be canceled, shall cease to exist, and shall be converted into the right of the holder thereof to receive the Toro Merger Consideration in accordance with Section 2.01(a)(ii) in respect of the shares of Toro Common Stock underlying such Vested Toro RSU.

(iii) Unvested Toro RSUs. At the Effective Time, each Broad RSU that is outstanding and unvested as of the Effective Time (after taking into account any vesting of such RSUs pursuant to Section 2.04(b)(ii)) (such Toro RSUs, the “Unvested Toro RSUs”) shall be assumed by CombineCo and such Unvested Toro RSUs shall be converted into an award of restricted stock units with respect to shares of CombineCo Common Stock (each, an “Unvested CombineCo RSU”) on the terms and conditions set forth in this Section 2.04(b). The number of shares of CombineCo Common Stock applicable to each such Unvested CombineCo RSU shall be (i) the number of shares of Toro Common Stock underlying such Unvested Toro RSU immediately prior to the Effective Time, plus (ii) an additional number of shares of CombineCo Common Stock, if any, determined by (1) multiplying the number of shares determined in the preceding clause by the Cash Amount Per Share and (2) dividing the resulting product by the amount equal to the difference between (A) the closing per share price of Toro Common Stock for the Trading Day immediately prior to the day on which the Effective Time occurs and (B) the Cash Amount

Per Share, rounded down to the nearest whole number of shares of CombineCo Common Stock. Each Unvested CombineCo RSU shall continue to be governed by the Toro 2017 Stock Option and Incentive Plan, which shall be assumed by CombineCo solely to govern and administer the Unvested CombineCo RSUs and shall be subject to the same terms and conditions (including vesting, accelerated vesting and settlement schedule) as applied to the corresponding Unvested Toro RSU immediately prior to the Effective Time; provided, however, that Unvested CombineCo RSUs shall be settled only in shares of CombineCo Common Stock.

(c) Toro ESPP. Following the Execution Date, the Toro ESPP shall continue to operate consistent with its terms as in existence as of the Execution Date. If the Closing Date shall occur prior to the end of a Plan Period (as defined in the Toro ESPP), all accumulated participant contributions under the Toro ESPP shall be used to purchase shares of Toro Common Stock from Toro as close as reasonably practicable to (but in any event prior to) the Closing Date in accordance with the terms of the Toro ESPP as if it was the last day of the Plan Period. The Toro ESPP shall terminate in its entirety on the Closing Date, and no further rights shall be granted or exercised under the Toro ESPP thereafter.

(d) CombineCo, Toro, and Ivory HoldCo Actions.

(i) At the Effective Time, CombineCo shall assume the Toro 2017 Stock Option and Incentive Plan solely to govern and administer the Unvested CombineCo RSUs issued pursuant to Section 2.04(b)(iii) hereof. As soon as practicable after the Effective Time, CombineCo shall, if registration of the shares of CombineCo Common Stock issuable pursuant to awards granted under Section 2.04(b)(iii) is required under the Securities Act, file with the SEC a registration statement on Form S-8 (or any successor form or other appropriate form if CombineCo, in its sole discretion, was to determine that such shares were not eligible for registration on Form S-8), or a post-effective amendment to a registration statement previously filed under the Securities Act or another appropriate form, with respect to such CombineCo Common Stock (covering the offers and sales of a number of shares of CombineCo Common Stock at least equal to the number of shares of CombineCo Common Stock subject to the Unvested CombineCo RSUs granted pursuant to Section 2.04(b)(iii)). CombineCo shall use commercially reasonable efforts to maintain the effectiveness of such registration statement while such awards remain outstanding.

(ii) At or prior to the Effective Time, Toro, the Board of Directors of Toro, and the Compensation Committee of the Board of Directors of Toro, as applicable, shall adopt any resolutions and take any other actions as are necessary to effectuate the provisions of this Section 2.04. CombineCo shall take all actions as are reasonably necessary to assume the Toro 2017 Stock Option and Incentive Plan and for the conversion and assumption of the Unvested Toro RSUs pursuant to Section 2.04(b)(iii).

(e) CombineCo Equity Plans.

(i) CombineCo Equity Incentive Plan. Prior to the effective date of the Registration Statement, the Board of Directors of CombineCo shall adopt a new equity incentive plan to be effective at Effective Time in customary form as Toro and Ivory Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) (the “CombineCo Equity Incentive Plan”). The CombineCo Equity Incentive Plan shall have such number of shares available for issuance as shall be mutually agreed by Toro and Ivory Parent (such agreement not to be unreasonably withheld, conditioned or delayed), but in no event shall such number of shares represent less than 10% of the shares of CombineCo Common Stock to be issued and outstanding immediately following the Effective Time.

(ii) CombineCo ESPP. Prior to effective date of the Registration Statement, the Board of Directors of CombineCo shall adopt an employee stock purchase plan to be effective at the Effective Time in customary form as Toro and Ivory Parent may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed) but which plan shall comply with the requirements of Section 423 of the Code (the “CombineCo ESPP”). The CombineCo ESPP shall have a number of shares available for issuance as shall be mutually agreed by Toro and Ivory Parent (such agreement not to be unreasonably withheld, conditioned or delayed), but in no event shall such number of shares represent less than 2.5% of the shares of CombineCo Common Stock to be issued and outstanding immediately following the Effective Time.

Section 2.05. Working Capital and Non-Current Liabilities Adjustments.

(a) Ivory HoldCo shall prepare, and at least three business days prior to the anticipated Closing Date deliver to Toro, a statement setting forth with reasonable supporting detail Ivory HoldCo’s good faith estimates of the Working Capital and the Bluefin Non-Current Liabilities Adjustment Amount as of the Effective Time (such estimates, the “Estimated Closing Working Capital” and the “Estimated Bluefin Non-Current Liabilities Adjustment Amount”, respectively; and such statement, the “Estimated Closing Statement”); provided, however, that (x) at least six business days prior to the delivery to Toro of the Estimated Closing Statement, Ivory HoldCo shall provide for Toro’s review a draft of Ivory HoldCo’s Estimated Closing Statement and such reasonable supporting detail, (y) Ivory HoldCo shall provide Toro with (1) the opportunity to provide comments to such draft, which comments Toro agrees shall be made in good faith, and (2) such other information reasonably requested by Toro in connection with such review, and (z) Ivory HoldCo shall consider in good faith any such comments made by Toro with respect thereto within three business days after receipt by Toro of such draft, and Ivory HoldCo shall correct any manifest errors identified by Toro therein.

(b) If the Estimated Closing Working Capital set out in the Estimated Closing Statement exceeds the Closing Working Capital Target by more than $10 million, then (i) the “Estimated WC Decrease Amount” shall equal (x) the amount of such excess minus (y) $10 million; provided, however, that in no event shall the Estimated WC Decrease Amount be more than $40 million, and (ii) the “Estimated WC Increase Amount” shall equal zero. If the Estimated Closing Working Capital set out in the Estimated Closing Statement is less than the Closing Working Capital Target by more than $10 million, then (I) the “Estimated WC Increase Amount” shall equal (x) the amount of such shortfall minus (y) $10 million; provided, however, that in no event shall the Estimated WC Increase Amount exceed $40 million, and (II) the “Estimated WC Decrease Amount” shall equal zero. If the Estimated Closing Working Capital set out in the Estimated Closing Statement exceeds or is less than the Closing Working Capital Target by no more than $10 million, then each of the Estimated WC Decrease Amount and the Estimated WC Increase Amount shall equal zero.

(c) Within 90 days, but no sooner than 60 days, after the Closing Date, Ivory HoldCo shall prepare and deliver to CombineCo a statement setting forth with reasonable supporting detail Ivory HoldCo’s good faith calculations of the Working Capital and Bluefin Non-Current Liabilities Adjustment Amount, in each case as of the Effective Time (such statement, the “Closing Statement”). Ivory HoldCo shall promptly provide CombineCo all supporting documents and other information relating to the calculations contained in the Closing Statement as reasonably requested by CombineCo. CombineCo shall have 45 days from the date on which it receives the Closing Statement from Ivory HoldCo to raise any objections to the calculations of the Working Capital and Bluefin Non-Current Liabilities Adjustment Amount set forth therein by delivering a written notice to Ivory HoldCo setting forth such objections in reasonable detail (the “Disputed Items”). If CombineCo does not deliver any Disputed Items within such 45-day period, then the calculations of the Working Capital and Bluefin Non-Current Liabilities Adjustment Amount set forth in the Closing Statement shall be deemed final, binding and nonappealable. If any Disputed Items are so delivered, then the calculations set forth in the Closing Statement, to the extent related to the Disputed Items, shall not be deemed final, binding, or non-appealable, and CombineCo and Ivory

HoldCo shall attempt in good faith to resolve the Disputed Items; provided, however, that all calculations set forth in the Closing Statement, to the extent not related to the Disputed Items, shall be deemed final, binding, and non-appealable. All such discussions shall (unless otherwise agreed in writing by CombineCo and Ivory HoldCo) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. If CombineCo and Ivory HoldCo are unable to resolve all of the Disputed Items within 30 days after the date such Disputed Items notice is received by Ivory HoldCo in accordance with this Section 2.05(c), then either CombineCo or Ivory HoldCo may, by written notice to the other within five business days after such 30-day period (or such earlier date as mutually agreed), require CombineCo and Ivory HoldCo to engage the Reviewing Accountant and to submit only such Disputed Items as have not been resolved (but not, for the avoidance of doubt, any other item) to the Reviewing Accountant for resolution. If CombineCo delivers a Disputed Items notice pursuant to this Section 2.05(c), then Ivory HoldCo acknowledges and agrees that it shall not exercise any control over CombineCo (through its controlling interest in CombineCo or otherwise) in connection with the resolution of such Disputed Items pursuant to this Article II.

(d) CombineCo and Ivory HoldCo shall each provide to the Reviewing Accountant, and simultaneously to the other party, all supporting documents relating to such Disputed Items as are reasonably requested by the Reviewing Accountant (to the extent reasonably available to CombineCo or Ivory HoldCo, respectively), and the Reviewing Accountant shall provide copies of any such requests by the Reviewing Accountant simultaneously to both parties. CombineCo and Ivory HoldCo shall cause the Reviewing Accountant to review the Disputed Items and base its determination solely (and without an independent review) on the terms of this Agreement (including the definitions of Working Capital and Bluefin Non-Current Liabilities Adjustment Amount), such written submissions, and any related discussions between CombineCo, Ivory HoldCo, and the Reviewing Accountant (so long as representatives of CombineCo and Ivory HoldCo were present for each such discussions) with respect thereto. The parties agree that no ex parte conferences, oral examinations, testimony, depositions, discovery or other form of evidence gathering or hearings shall be conducted or allowed by the Reviewing Accountant; provided, however, that at the Reviewing Accountant’s request, or as mutually agreed by CombineCo and Ivory HoldCo, representatives of CombineCo and Ivory HoldCo may meet with the Reviewing Accountant so long as representatives of both such parties are present. In resolving the Disputed Items, the parties agree that the Reviewing Accountant shall (i) be acting as an accounting expert only and not as an arbitrator, (ii) consider only those Disputed Items that have been submitted to it for resolution, and (iii) strictly adhere to the definitions of Working Capital and Bluefin Non-Current Liabilities Adjustment Amount set forth in this Agreement without importing or taking into account usage, custom or other extrinsic evidence or factors. The Reviewing Accountant’s determination of Working Capital and the Bluefin Non-Current Liabilities Adjustment Amount shall be no greater than, and no less than, the respective amounts proposed by Ivory HoldCo and CombineCo in the Closing Statement and the Disputed Items notice, respectively. The determination by the Reviewing Accountant, as set forth in a written notice that CombineCo and Ivory HoldCo shall each use their commercially reasonable efforts to cause the Reviewing Accountant to deliver to CombineCo and Ivory HoldCo within 30 days after the submission of the Disputed Items to the Reviewing Accountant for resolution, shall be final and binding on the parties hereto, absent fraud or manifest error. Each party will bear its own costs and expenses in connection with the resolution of such Disputed Items by the Reviewing Accountant, and the fees, costs and expenses of the Reviewing Accountant will be allocated to and borne by the parties in inverse proportion as they may prevail on the merits of the dispute, as determined by the Reviewing Accountant.

(e) At such time as the calculation of the Working Capital and Bluefin Non-Current Liabilities Adjustment Amount shall become final and binding in accordance with this Article (such date, the “Determination Date”):

(i) the Working Capital so calculated shall be referred to as the “Final Closing Working Capital”, and the Bluefin Non-Current Liabilities Adjustment Amount so calculated shall be referred to as the “Final Bluefin Non-Current Liabilities Adjustment Amount”;

(ii) if the Final Closing Working Capital exceeds the Closing Working Capital Target by more than $10 million, then (x) the “Final WC Decrease Amount” shall equal (A) the amount of such excess minus (B) $10 million; provided, however, that in no event shall the Final WC Decrease Amount be more than $40 million, and (y) the “Final WC Increase Amount” shall equal zero;

(iii) if the Final Closing Working Capital is less than the Closing Working Capital Target by more than $10 million, then (x) the “Final WC Increase Amount” shall equal (A) the amount of such shortfall minus (B) $10 million; provided, however, that in no event shall the Final WC Increase Amount exceed $40 million, and (y) the “Final WC Decrease Amount” shall equal zero;

(iv) if the Final Closing Working Capital exceeds or is less than the Closing Working Capital Target by no more than $10 million, then each of the Final WC Decrease Amount and the Final WC Increase Amount shall equal zero;

(v) the “Final Ivory Cash Payment Amount” shall equal (A) the Base Cash Amount, plus (B) the Adjusted EBITDA Cash Increase Amount (if any), plus (C) the Final WC Increase Amount (if any), plus (D) the Final Bluefin Non-Current Liabilities Adjustment Amount (if any), minus (E) the Final WC Decrease Amount (if any); and

(vi) if the Ivory Cash Payment exceeds the Final Ivory Cash Payment Amount, then CombineCo shall pay to Ivory HoldCo an amount in cash equal to such excess, by wire transfer of immediately available funds to such account as Ivory HoldCo may direct by written notice to CombineCo, which payment shall be made within five business days after the later to occur of (1) the Determination Date and (2) the 12-month anniversary of the Closing Date. If the Final Ivory Cash Payment Amount exceeds the Ivory Cash Payment, then within five business days after the Determination Date, Ivory HoldCo shall pay to CombineCo an amount in cash equal to such excess, by wire transfer of immediately available funds to such account as CombineCo may direct by written notice to Ivory HoldCo.

(f) Any payments required to be made pursuant to Sections 2.05(b) and 2.05(e) shall be treated as an adjustment to the Ivory Cash Payment by the parties for all Tax purposes.

Section 2.06. Withholding. Each of Ivory HoldCo, Bluefin, CombineCo, Toro, the Toro Surviving Corporation, Toro Merger Sub, and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold under any applicable provision of U.S. federal, state, or local or non-U.S. Tax Law; it being acknowledged and agreed that, with respect to any Toro Merger Consideration payable in respect of Toro In-The-Money Options or Vested Toro RSUs in accordance with Section 2.04, any such withholding obligation shall be satisfied (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to supplemental taxable income) first exclusively from the cash portion of such Toro Merger Consideration and, to the extent there is insufficient cash to fully satisfy such withholding obligation, second by withholding a number of shares of CombineCo Common Stock otherwise deliverable to the holder of such Toro In-The-Money Options or Vested Toro RSUs in accordance with Section 2.04 equal to the quotient obtained by dividing (i) the dollar amount of the remaining withholding obligation, by (ii) the amount equal to (A) the closing price per share of Toro Common Stock, as reported on Nasdaq for the Trading Day immediately prior to the day on which the Effective Time occurs, less (B) the Cash Amount Per Share. To the extent that amounts are so deducted or withheld, and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made (such shares of CombineCo Common Stock withheld pursuant to this Section 2.06, the “Withholding Shares”).

ARTICLE III

Representations and Warranties of Toro, CombineCo, and Toro Merger Sub

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Ivory Parent and Ivory HoldCo by Toro at the time of entering into this Agreement (the “Toro Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Toro Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the Section or Subsection of this Agreement corresponding in number and each other Section or Subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other Section or Subsection is reasonably apparent on the face of such disclosure), or (b) to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent therefrom, as set forth in any Toro SEC Documents filed on or after January 1, 2022, and publicly available on the Execution Date (excluding, other than historical or factual statements, (i) any disclosures in any “Risk Factors” section and (ii) any disclosures included that are cautionary, predictive, or forward-looking in nature), Toro, CombineCo, and Toro Merger Sub each hereby represents and warrants to Ivory Parent, Ivory HoldCo, and Bluefin as follows:

Section 3.01. Organization, Good Standing, and Qualification.

(a) Each of Toro, CombineCo, and Toro Merger Sub (i) is a legal entity duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, (ii) has all requisite corporate or similar organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted, and (iii) is duly qualified to do business and is in good standing as a foreign legal entity in each jurisdiction in which the ownership, leasing, or operation of its assets or properties or the conduct of its business as now being conducted requires such qualification, except in each case of clauses (i), (ii), and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect.

(b) Each Toro Subsidiary (other than CombineCo and Toro Merger Sub) is a legal entity duly organized, validly existing, and (to the extent such concept is recognized) in good standing under the laws of its jurisdiction of organization and has all requisite corporate or similar organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign legal entity in each jurisdiction in which the ownership, leasing, or operation of its assets or properties or the conduct of its business as now being conducted requires such qualification, except where such failures would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect.

(c) Toro has made available to Ivory Parent and Ivory HoldCo accurate and complete copies of the certificate of incorporation, bylaws, and all other similar organizational documents of Toro, each of its Significant Subsidiaries, CombineCo, and Toro Merger Sub, in each case as in effect on the Execution Date.

Section 3.02. Authority; Approval.

(a) Each of Toro, CombineCo, and Toro Merger Sub has all requisite corporate or similar organizational power and authority and has taken all corporate or similar organizational action necessary in order to execute, deliver, and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions to which it is a party, subject only, with respect to the Toro Merger, to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Toro Common Stock entitled to vote on such matter (the “Toro Requisite Vote”). Each of Toro, CombineCo, and Toro Merger Sub has duly and validly executed and delivered this Agreement and, at or prior to the Closing, will have duly and validly executed and delivered each other Transaction Document to which it is a party. This Agreement constitutes and, assuming such execution and delivery of each such other Transaction Document, such other Transaction Documents will constitute, valid and binding obligations of each of Toro, CombineCo, and Toro Merger Sub, enforceable against such party in accordance with the respective terms hereof and thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of Toro, by resolutions duly adopted at a meeting duly called and held, has unanimously (i) (A) approved the Toro Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, (B) approved and declared advisable this Agreement, and (C) resolved to recommend to the holders of shares of Toro Common Stock the adoption of this Agreement (such recommendation, the “Toro Recommendation”), and (ii) directed that this Agreement be submitted to the holders of shares of Toro Common Stock for their adoption. CombineCo, as the sole member and manager of Toro Merger Sub, by resolutions duly adopted, has approved and authorized the Toro Merger.

Section 3.03. Capital Structure; Indebtedness.

(a) The authorized capital stock of Toro consists of 105,000,000 shares, of which (i) 5,000,000 are designated as undesignated preferred stock, par value $0.001 per share (the “Toro Undesignated Preferred Stock”), and (ii) 100,000,000 are shares of Toro Common Stock. As of the close of business on January 5, 2024 (such date and time, the “Toro Measurement Date”), there were issued and outstanding (A) no shares of Toro Undesignated Preferred Stock, (B) 58,659,065 shares of Toro Common Stock, of which 30,243,921 were held by Toro in its treasury, (C) options to acquire an aggregate of 140,000 shares of Toro Common Stock from Toro under Toro Stock Plans (such options, together with any similar options issued after the Toro Measurement Date, the “Toro Options”), of which Toro Options to acquire an aggregate of 115,000 shares of Toro Common Stock from Toro were exercisable, and (D) Toro RSUs with respect to an aggregate of 1,625,998 shares of Toro Common Stock under Toro Stock Plans, subject to vesting or forfeiture conditions or repurchase by Toro. Except (1) as set forth in the foregoing, (2) for 545,556 shares of Toro Common Stock reserved for issuance pursuant to the Toro ESPP and (3) for shares of Toro Common Stock reserved for issuance upon conversion of the Convertible Notes, at the close of business on the Toro Measurement Date, no shares of capital stock or other voting securities of Toro were issued, reserved for issuance, or outstanding. From the Toro Measurement Date to the Execution Date, except for changes since the Toro Measurement Date resulting from the exercise or settlement of Toro Equity Awards outstanding on such date, there have been (x) no shares of capital stock or other voting securities of Toro issued or reserved for issuance and (y) no options, warrants, other rights of any kind to acquire shares of capital stock of Toro, or other rights of any kind that give the holder thereof any economic interest of a nature accruing to the holders of Toro Common Stock, issued. All outstanding shares of Toro Common Stock have been, and all shares that may be issued pursuant to any Toro Options or Toro RSUs will be when issued in accordance with the terms of such equity-based award, duly authorized, validly issued, fully paid, non-assessable, and free and clear of all preemptive rights and other Liens (other than any restrictions on transfer imposed by Toro’s organizational documents or applicable Law).

(b) There are no outstanding bonds, debentures, notes, or other Indebtedness of Toro having the right to vote (or securities convertible into or exchangeable for securities having the right to vote, other than the Toro Convertible Notes) on any matters on which holders of Toro Common Stock may vote (“Toro Voting Company Debt”). Except for any obligations pursuant to this Agreement, the Toro 401(k) Plan, or as otherwise set forth in this Section 3.03, as of the Toro Measurement Date there are no outstanding options, warrants, rights, convertible or exchangeable securities, stock-based performance units, or Contracts or undertakings of any kind to which Toro or any of its Subsidiaries is a party or by which any of them is bound (i) obligating Toro or any such Subsidiary to issue, deliver, or sell, or cause to be issued, delivered, or sold, additional shares of capital stock or other equity interests in (or securities convertible into or exchangeable for any capital stock of or other equity interests in) Toro or of any of its Subsidiaries or any Toro Voting Company Debt, (ii) obligating Toro or any such Subsidiary to issue, grant, or enter into any such option, warrant, right, security, unit, or Contract or undertaking, or (iii) giving any Person the right to receive any economic interest of a nature accruing to the holders of Toro Common Stock or otherwise based on the performance or value of shares of capital stock of Toro or any of its Subsidiaries. Except for any obligations pursuant to this Agreement, the Toro 401(k) Plan, or as otherwise set forth in this Section 3.03, as of the Execution Date there are no outstanding obligations of Toro or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any shares of capital stock or other equity interests in (or securities convertible into or exchangeable for any capital stock of or other equity interests in) Toro or of any of its Subsidiaries or any Toro Voting Company Debt.

(c) CombineCo was formed solely for the purpose of engaging in the Transactions. Toro directly owns, beneficially and of record, 100% of the issued and outstanding shares of the CombineCo Common Stock, which represent all of the capital stock of CombineCo issued and outstanding. All of the issued and outstanding capital stock of CombineCo has been, and at the Effective Time will be, duly authorized, validly issued, fully paid, non-assessable, and free and clear of all preemptive rights and other Liens (other than restrictions on transfer imposed by CombineCo’s organizational documents or applicable Law). All of the issued and outstanding capital stock of CombineCo has been offered, issued, and sold by CombineCo in compliance in all material respects with applicable Law. The shares of CombineCo Common Stock to be issued pursuant to the Ivory Contribution and the Toro Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid, non-assessable, and free and clear of all preemptive rights and other Liens.

(d) Toro Merger Sub was formed solely for the purpose of engaging in the Transactions. CombineCo directly owns, beneficially and of record, 100% of the issued and outstanding membership interests in Toro Merger Sub. All of the issued and outstanding equity interests in Toro Merger Sub have been, and at the Effective Time will be, duly authorized, validly issued, fully paid, non-assessable, and free and clear of all preemptive rights and other Liens (other than restrictions on transfer imposed by Toro Merger Sub’s organizational documents or applicable Law). All of the issued and outstanding equity interests in Toro Merger Sub have been offered, issued, and sold by Toro Merger Sub in compliance in all material respects with applicable Law.

(e) Toro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 sets forth, as of the Execution Date, (i) each Significant Subsidiary of Toro and its jurisdiction of organization and (ii) the percentage outstanding of the equity interests owned by Toro in such Significant Subsidiary. All of the outstanding shares of capital stock of or other equity interests in each Significant Subsidiary of Toro have been duly authorized, validly issued, and fully paid, and are non-assessable and free and clear of all Liens (other than Permitted Liens). Section 3.03(e) of the Toro Disclosure Letter sets forth, as of the Execution Date, each other Person in which Toro owns, directly or indirectly, any equity interest, other than its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of such Person.

(f) Section 3.03(f) of the Toro Disclosure Letter sets forth a complete and correct list as of the Execution Date of all Indebtedness for borrowed money of Toro and its Subsidiaries (other than any such Indebtedness owed to Toro or any of its Subsidiaries, letters of credit, and any other such Indebtedness with an aggregate principal amount not in excess of $2.5 million individually) outstanding on the Execution Date.

Section 3.04. No Conflict. Except as expressly contemplated in this Section 3.04, none of the execution, delivery, or performance of this Agreement by Toro, CombineCo, or Toro Merger Sub or any other Transaction Document to which Toro, CombineCo, Toro Merger Sub, or any Toro Subsidiary is a party, or the consummation by Toro, CombineCo, Toro Merger Sub, or any Toro Subsidiary of the Transactions, will (a) conflict with or violate Toro’s, CombineCo’s, Toro Merger Sub’s, or any such Toro Subsidiary’s organizational documents, (b) (i) result in a material breach or default under, or give any Person the right to declare a material default or exercise any material remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify (in each case, with or without notice or the lapse of time or both) any Toro Material Contract, (ii) violate any Law or Order applicable to Toro, CombineCo, Toro Merger Sub, or any such Toro Subsidiary, (iii) violate or constitute a default under, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify any Toro Permit, (iv) result in the creation or imposition of any Lien upon any of the properties or assets owned or operated by Toro, CombineCo, Toro Merger Sub or any such Toro Subsidiary (other than Permitted Liens), or (v) require Toro, CombineCo, Toro Merger Sub, or any such Toro Subsidiary to provide any notice or obtain any consent from any Person pursuant to any Toro Material Contract, other than, in the case of clause (b) above, any such breach, default, right, violation, or Lien that would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect. In connection with the execution and delivery of this Agreement or the other Transaction Documents by Toro, CombineCo, Toro Merger Sub, or any of their Subsidiaries, as applicable, none of Toro, CombineCo, Toro Merger Sub, or any of their Subsidiaries is required to obtain any Governmental Consent or make any filing with any Governmental Authority, except for (1) filings or notifications required under the HSR Act or any Governmental Consent that becomes a Required Governmental Consent pursuant to Section 6.01(e), (2) the filing with the SEC of (x) the Proxy Statement and the Registration Statement and (y) such reports under the Securities Act or the Exchange Act as may be required in connection with this Agreement and the other Transaction Documents, (3) the filing of the Toro Certificate of Merger with the Secretary of State of the State of Delaware, (4) any filings required under Nasdaq (or such other U.S. national securities exchange as mutually agreed by the parties in accordance with Section 5.09) rules and regulations, and (5) such other consents, approvals, orders, authorizations, registrations, declarations, filings, and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect.

Section 3.05. SEC Documents; Financial Statements.

(a) Toro has filed with the SEC all reports, schedules, forms, statements, and other documents required to be filed by Toro since January 1, 2021 (the “Toro SEC Documents”). As of their respective dates of filing or, in the case of Toro SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, and in each case giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, the Toro SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the Toro SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the Execution Date, there are no outstanding or unresolved comments received from the SEC with respect to any of the Toro SEC Documents, and, to the Knowledge of Toro, none of the Toro SEC Documents is under review by the SEC as of the Execution Date.

(b) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Toro included in the Toro SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as otherwise permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates therefor (except as may be stated in the notes thereto) and fairly present in all material respects the consolidated financial position of Toro and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are material).

(c) Since January 1, 2021, Toro has been and is in compliance (subject to any applicable grace periods) with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect.

(d) (i) Toro maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act, and (ii) since January 1, 2021, Toro has disclosed to Toro’s auditors and the audit committee of Toro’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) reasonably likely to adversely affect in any material respect Toro’s ability to record, process, summarize, and report financial information and (B) any fraud, to the Knowledge of Toro, whether or not material, involving management or other employees who have a significant role in Toro’s internal control over financial reporting. Toro has made available to Ivory Parent and Ivory HoldCo all such disclosures made by management to Toro’s auditors and audit committee from January 1, 2021 to the Execution Date. Since January 1, 2021, Toro’s principal executive officer and principal financial officer have made, with respect to the Toro SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Since January 1, 2021, Toro has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither Toro nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of Toro (within the meaning of Section 402 of the Sarbanes-Oxley Act).

Section 3.06. Information Supplied. None of the information supplied or to be supplied by or on behalf of Toro, CombineCo, or Toro Merger Sub, specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the Toro stockholders and at the time of obtaining the Toro Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Toro, CombineCo or Toro Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Ivory Parent, Ivory HoldCo, or Bluefin. The Registration Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

Section 3.07. Absence of Certain Changes; No Undisclosed Liabilities.

(a) From September 30, 2023 to the Execution Date, (i) except in connection with this Agreement and the Transactions, the Toro Business has been operated in the ordinary course of business consistent with past practice in all material respects, and neither Toro nor any of its Subsidiaries has taken any action that, if taken after the Execution Date, would constitute a breach of or require Ivory HoldCo’s prior written approval under Section 5.01(b) (Interim Operations of Toro), and (ii) there has not been any change, circumstance, development, or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Toro Material Adverse Effect.

(b) No Toro Group member has any Liabilities as of the Execution Date of a nature required by GAAP to be disclosed, reserved against, or reflected in a consolidated balance sheet or the notes thereto, except (i) as disclosed, reflected, accrued, reserved against, or otherwise provided for in (A) Toro’s consolidated balance sheet as of December 31, 2022 (or the notes thereto) included in Toro’s Annual Report on Form 10-K filed prior to the Execution Date for the fiscal year ended December 31, 2022, or (B) Toro’s consolidated balance sheet as of September 30, 2023 (or the notes thereto) included in Toro’s Quarterly Report on Form 10-Q filed prior to the Execution Date for the fiscal quarter ended September 30, 2023, (ii) as incurred in the ordinary course of business since September 30, 2023, (iii) as arose in the ordinary course of business under Contracts to the extent not resulting from a material breach thereof, (iv) as have been discharged or paid in full prior to the Execution Date, or (v) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect.

Section 3.08. Contracts.

(a) Except for the Contracts filed (or incorporated by reference) as exhibits to Toro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or Toro’s Quarterly Report on Form 10-Q for the period ended September 30, 2023, Schedule 3.08(a) of the Toro Disclosure Letter sets forth an accurate and complete list, as of the Execution Date, of each Contract to which Toro or any of its Subsidiaries is party or otherwise bound, and that is:

(i) a Contract that would be required to be filed by Toro as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; or a Contract that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(ii) a Contract with any Toro Material Customer or Toro Material Supplier;

(iii) a Contract for the purchase, sale, lease, or license of materials, supplies, goods, equipment, services, or rights and under which any Toro Group member is obligated to make or entitled to receive payments of more than $5 million during the calendar year ended December 31, 2022, or during the ten-month period ended October 31, 2023;

(iv) a Contract for capital expenditures in excess of $5 million;

(v) a lease, sublease, or license of any tangible personal property, including a capital lease, in each case under which any Toro Group member is obligated to make payments of more than $1 million in any calendar year or $5 million in the aggregate, in each case during the term of the Contract;

(vi) a mortgage, indenture, guarantee, loan or credit agreement, security agreement, or other Contract relating to Indebtedness, other than accounts receivables and payables in the ordinary course of business;

(vii) a license or other Contract under which Toro or any of its Subsidiaries has obtained a license or sublicense to use the Intellectual Property of another Person, including in each case any material coexistence agreements and material settlement agreements (except for any non-exclusive (A) license implied by the sale of a product or service, (B) licenses for Toro Off-the-Shelf Software, (C) open source software licenses, (D) licenses for content entered into in the ordinary course of business, (E) non-disclosure agreements entered into in the ordinary course of business, and (F) licenses granted to Toro or any of its Subsidiaries by any customer, employee, consultant, or independent contractor in the ordinary course of business);

(viii) a material independent contractor Contract that is not terminable by its terms by any Toro Group member without material penalty or payment (except as required under applicable Law) or without more than 90 days’ notice (except as required under applicable Law); or an employment Contract with an employee of Toro or any Subsidiary of Toro that is not terminable by its terms by the relevant Toro employer without material contractual penalty or payment (except as required under applicable Law) or without more than six months’ notice (except as required under applicable Law);

(ix) a material Contract that provides for any Toro Group member to act as a distributor, dealer, sales representative, or authorized service Person for any third party products or services;

(x) a Contract that (A) grants any purchase option, call right, right of first refusal, right of first offer, co-sale right, participation right, preemptive right, subscription right, put right, or other similar right with respect to the Toro Business; (B) otherwise limits or purports to limit the ability of any Toro Group member to own, operate, sell, transfer, pledge, or otherwise dispose of any of their respective businesses generally; or (C) limits or purports to limit the ability of any Toro Group member to compete in any line of business, with any Person, or in any geographic area;

(xi) a material Contract that provides for payments based, in whole or in part, on profits, revenues, fee income, or other financial performance measures of any Toro Group member, other than Contracts pursuant to which the Toro Group member licenses third party content in exchange for a share of profits or revenue;

(xii) a Contract that provides for any joint venture or strategic alliance, partnership or other similar relationship between any Toro Group member, on the one hand, and any other Person, on the other hand;

(xiii) a collective bargaining agreement or any other similar Contract with any union, works council, labor organization, or similar organization;

(xiv) any Contract or series of related Contracts entered into since January 1, 2020, relating to the acquisition or disposition of the business of any Toro Group Member, assets or securities of any Person or any business for a price in excess of $10 million (in each case, whether by merger, sale of stock, sale of assets or otherwise); or

(xv) a Contract between any Toro Group member, on the one hand, and any Affiliate thereof, on the other hand.

The Contracts listed or required to be listed in Section 3.08(a) of the Toro Disclosure Letter, together with all Toro Real Property Leases and Toro Real Property Subleases listed or required to be listed in Section 3.09(b) of the Toro Disclosure Letter, are referred to in this Agreement as the “Toro Material Contracts.”

(b) Toro has made available to Ivory Parent and Ivory HoldCo an accurate and complete copy of each Toro Material Contract. With respect to each such Toro Material Contract, no Toro Group member or to the Knowledge of Toro, no other party to the Toro Material Contract, is or has been, during the three years prior to the Execution Date, in breach of or default under such Toro Material Contract, in each case except for such breaches and defaults as have not been, and would not reasonably be expected to be, material to the Toro Group, taken as a whole. Each Toro Material Contract is valid and binding, in full force and effect, and, to the Knowledge of Toro, enforceable by the relevant Toro Group member in accordance with its terms, except as have not been and would not reasonably be expected to be, material to the Toro Group, taken as a whole.

Section 3.09. Real Property.

(a) No Toro Group member currently owns, or has formerly owned, any real property. No Toro Group member has any right or obligation to acquire any real property or interest therein.

(b) Section 3.09(b) of the Toro Disclosure Letter sets forth, as of the Execution Date, an accurate and complete list of (i) all real property leased, subleased, occupied, or otherwise used by the Toro Group (collectively, the “Toro Leased Real Properties,” and each, a “Toro Leased Real Property”), (ii) all leases, subleases, and other agreements pursuant to which any Toro Group member has the right to occupy or use any of the Toro Leased Real Properties including all amendments thereto, guarantees thereof and subordination, nondisturbance and attornment agreements with respect thereto (each, a “Toro Real Property Lease”), and (iii) all subleases and other agreements pursuant to which any Person (other than any Toro Group member) has the right to occupy all or any portion of any Toro Leased Real Property (each, a “Toro Real Property Sublease”). With respect to each Toro Real Property Lease and Toro Real Property Sublease, (i) neither any Toro Group member nor, to the Knowledge of Toro, any other party thereto is in breach thereof that would, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, and (ii) no Toro Group member has given or received notice of termination thereof. Each Toro Real Property Lease and Toro Real Property Sublease that is material to the Toro Group, taken as a whole, is valid, binding, and enforceable in accordance with its terms, and the relevant Toro Group member holds a valid and existing leasehold or subleasehold interest under each Toro Real Property Lease. Except for any Toro Real Property Sublease, no Toro Group member has transferred or assigned any interest in any Toro Real Property Lease. Toro has made available to Ivory Parent and Ivory HoldCo an accurate and complete copy of each Toro Real Property Lease and Toro Real Property Sublease. No construction, alteration or other leasehold improvement work with respect to a Toro Real Property Lease or Toro Real Property Sublease remains to be paid for or performed by a Toro Group member.

Section 3.10. Intellectual Property.

(a) Section 3.10(a) of the Toro Disclosure Letter lists all Toro Intellectual Property Registrations. Toro or its Subsidiaries own or otherwise have the right to use all material Toro Intellectual Property used by the Toro Group in the operation of the Toro Business as presently conducted and as currently planned to be conducted in the future by Toro and its Subsidiaries, including all Toro Intellectual Property Assets and the Intellectual Property licensed to Toro or any of its Subsidiaries under the Toro Intellectual Property Agreements (collectively, the “Toro Business Intellectual Property”) and any Toro Business Intellectual Property owned or purported to be owned by any of the Toro Group (“Toro Owned Intellectual Property”). Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, the Toro Intellectual Property Assets are in full force and effect and, to the Knowledge of Toro, are valid and enforceable. The Toro Group has sole and exclusive ownership of all Toro Owned Intellectual Property, free and clear of all Liens (except Permitted Encumbrances).

(b) The Toro Group owns, or holds a valid license for, all material Software (including the Copyrights therefor) incorporated or integrated into the Toro Business Products.

(c) To the Knowledge of Toro, during the three years prior to the Execution Date (1) none of the activities or business of the Toro Business presently conducted by the Toro Group materially infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person, and (2) no other Person is infringing, violating or misappropriating any of the Toro Business Intellectual Property. During the three years prior to the Execution Date, except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, no Toro Group member has received any written notice or claim asserting or suggesting that any such infringement, violation, or misappropriation, is or may be occurring or has or may have occurred. Toro and its Subsidiaries have taken commercially reasonable measures to protect their material trade secrets and otherwise safeguard and maintain the confidential and proprietary nature of all confidential information in their possession in the conduct of the Toro Business.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, none of this Agreement, any other Transaction Document, or the Transactions will result in (i) any Person being granted rights or access to, or the placement in or release from escrow or similar arrangement, any Toro Business Intellectual Property or (ii) the loss of, or give rise to any right of any third party to terminate or modify any of the Toro Intellectual Property Agreements. The Toro Group has not disclosed, delivered, or licensed to any Person, agreed to disclose, deliver, or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person (other than employees or contractors of Toro or any of its Subsidiaries) of any Toro Intellectual Property, including source code for any Software owned by the Toro Group that the Toro Group does not, in the ordinary course, provide or make available in source code or human readable form.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, the Toro Group has not used or distributed or incorporated into any Toro Business Products any Software subject to open source, copyleft or community source code licenses (e.g., the GNU General Public License or a similar “viral” open source licensing regime) in a manner that (i) grants, purports to grant, or requires Toro or any of its Subsidiaries to grant to any other Person any rights or immunities under any Toro Business Intellectual Property, (ii) requires Toro or any of its Subsidiaries to disclose, make available, or distribute source code for any Software owned by the Toro Group to any other Person, or (iii) imposes any material limitation, restriction, or condition on the right or ability of Toro or any of its Subsidiaries to use any portion of any Toro Business Products or any Software owned by Toro or any of its Subsidiaries.

(f) The Toro Group has maintained and protected the source code for material Software that Toro or any of its Subsidiaries owns with appropriate confidentiality agreements as are necessary to protect the information therein. The Toro Group has possession and control of the source code for the current version and all material prior versions of material Software owned by Toro or any of its Subsidiaries and all other source code necessary to compile and operate the current Toro Business Products, as well as all programming documentation pertaining thereto.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, each current or former employee, independent contractor, officer or director of each of the Toro Group members involved in the development of any material Toro Intellectual Property has executed a valid, binding and enforceable written agreement expressly assigning to the applicable Toro Group member all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment by the applicable Toro Group member or such independent contractor’s engagement for the applicable Toro Group member, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, there are no problems, defects or deficiencies in the Software owned by Toro or any of its Subsidiaries that, (i) prevent such Software from operating in all material respects as described in its related documentation or specifications, (ii) prevent such Software from operating as warranted to any Person, or (iii) prevent /Toro or any of its Subsidiaries from conducting the Toro Business as presently conducted and as currently planned to be conducted in the future. To the Knowledge of Toro, none of the Toro Business Products contain any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or other device or code intended to, or that have the ability to, disable, damage, or interfere with the operations of any Information Technology and any data therein (“Malicious Code”). The Toro Group has taken commercially reasonable steps to prevent the introduction of Malicious Code into the Toro Business Products.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, (i) no facilities of a university, college, other educational institution, or research center, or funding received by any Toro Group member from any of the foregoing, have been used to develop Toro Intellectual Property in such a way as to affect any Toro Group member’s rights in the Toro Intellectual Property; and (ii) no Person who was involved in, or who contributed to, the creation or development of any of the Toro Intellectual Property, has performed services for a university, college, or other educational institution or research center in a manner that would affect any Toro Group member’s rights in any Toro Intellectual Property.

Section 3.11. Data Privacy; Information Technology.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, Toro and its Subsidiaries are, and for the past three years have been, in compliance with all applicable Privacy/Data Security Requirements, in each case with respect to the Toro Business. For the past three years, Toro and its Subsidiaries have at all times made all required material notices and disclosures to, and obtained all material consents from, users, customers, employees, contractors, Governmental Authorities, and other applicable third parties required by all Privacy/Data Security Requirements in connection with the Toro Business.

(b) In connection with the Toro Business, Toro and its Subsidiaries have at all times taken reasonable steps (including developing, implementing and maintaining compliance with adequate measures with respect to technical, administrative and physical security) designed to ensure that Personal Data is protected against loss and against unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification or other misuse, and, to the Knowledge of Toro, there has been no reportable unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification, or other misuse of such Personal Data. The execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, including the transfer of all Personal Data in the sole possession or control of Toro or any of its Subsidiaries in connection with the Toro Business, comply with all Privacy/Data Security Requirements and, to the Knowledge of Toro, will not require notice to or the consent of any Person concerning such transfer. There is, and for the past three years there has been, no material Proceeding pending or, to the Knowledge of Toro, threatened against Toro or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Privacy/Data Security Requirements in connection with the Toro Business.

During the past three years, neither Toro nor any of its Subsidiaries have received any material written complaints, letters, or notices from any Person or Governmental Authority alleging noncompliance or potential noncompliance with any Privacy/Data Security Requirements related to the collection, use or disclosure of Personal Data by Toro or any of its Subsidiaries in connection with the Toro Business, that required regulatory or legislative action in order to be resolved.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, all Information Technology used by Toro and its Subsidiaries in connection with the Toro Business (i) operates and performs as necessary for the conduct of the Toro Business as presently conducted and as proposed to be conducted, and in accordance with their documentation and functional specifications and (ii) to the Knowledge of Toro, are free from Malicious Code. Toro and its Subsidiaries have commercially reasonable information security safeguards in place to maintain the confidentiality, integrity, and availability of the information stored, processed, and/or transmitted by the Information Technology that are used to conduct the Toro Business. For the past three years, to the Knowledge of Toro, there have been no unauthorized access, acquisition, intrusions, breaches, disclosures or use of any of the Information Technology used by Toro or any of its Subsidiaries in connection with the Toro Business. Toro and its Subsidiaries have in place reasonable and adequate disaster recovery plans, procedures, and facilities to maintain the ongoing operation and performance of the Toro Business in the event of a disruption to the Information Technology used by Toro or any of its Subsidiaries in connection with the Toro Business, and, as applicable, have taken reasonable steps to implement such plans and procedures. Toro and its Subsidiaries have at all times maintained cyber insurance coverage that is sufficient and suitable in all material respects for the nature and volume of Personal Data collected or processed by or on behalf of Toro or any of its Subsidiaries and for compliance with applicable Laws. During the past three years, neither Toro nor any of its Subsidiaries has made any material claim under any cyber insurance policy with respect to the Toro Business.

Section 3.12. Legal Proceedings. There is, and for the past three years there has been, no Proceeding pending or, to the Knowledge of Toro, threatened against Toro, CombineCo, Toro Merger Sub, any of their Affiliates, that, individually or in the aggregate, has had or would reasonably be expected to have a Toro Material Adverse Effect. There are no unsatisfied Orders, and for the past three years there have not been any Orders, against Toro, CombineCo, Toro Merger Sub or any of their Affiliates that, individually or in the aggregate, has had or would reasonably be expected to have a Toro Material Adverse Effect. As of the Execution Date, there are no Proceedings pending or, to the Knowledge of Toro, threatened against Toro, CombineCo, Toro Merger Sub and there is no Order to which Toro, CombineCo, or Toro Merger Sub is subject, in each case, that questions or challenges the validity of this Agreement or that would reasonably be expected to prevent, delay, make illegal or otherwise interfere in any material respect with the ability of Toro, CombineCo, or Toro Merger Sub to consummate any of the Transactions.

Section 3.13. Compliance with Laws; Permits.

(a) Each Toro Group member is, and for the past three years has been, in compliance in all material respects with all Laws applicable to the conduct of the Toro Business. Each Toro Group member has all material Permits that are necessary for it to conduct the Toro Business in the manner in which it is presently conducted (collectively, the “Toro Permits”) and all such Toro Permits are in full force and effect in all material respects. Each Toro Group member is, and for the past three years has been, in compliance in all material respects with all Toro Permits. During the past three years, no Toro Group member has received any written notice from any Governmental Authority (i) claiming or alleging that such Toro Group member was not in compliance with any (A) material Laws applicable to the conduct of the Toro Business or (B) material Permits necessary for it to conduct the Toro Business, or (ii) notifying such Toro Group member of the revocation, withdrawal, termination, suspension, limitation, variation, amendment or non-renewal of any material Permits necessary for it to conduct the Toro Business.

(b) During the past five years, the Toro Group and each of its officers, directors, and employees, and to the Knowledge of Toro, each of its agents and other individuals or entities acting for or on behalf of the Toro Group (collectively, the “Toro Relevant Persons”), have not taken any action, directly or indirectly, that would result in a violation of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010, or any other applicable anti-corruption or anti-bribery laws or regulations (collectively, “Anti-Corruption Laws”), including offering, paying, promising to pay or authorizing the payment of money or anything of value to a Government Official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a Government Official or other Person and used for the purpose of: (i) influencing any act or decision of a Government Official or other Person, including a decision to fail to perform official functions, (ii) inducing any Government Official or other Person to do or omit to do any act in violation of the lawful duty of such official or Person, (iii) securing any improper advantage, or (iv) inducing any Government Official to use influence with any Governmental Authority in order to affect any act or decision of such Governmental Authority in order to assist the Toro Group in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws. During the past five years, each of the Toro Relevant Persons has not (i) been the subject of a material claim or allegation (from any source) relating to any potential violation of the Anti-Corruption Laws or any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any Government Official, to any political party or official thereof or to any candidate for political office or (ii) received any written notice or communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law.

(c) To the Knowledge of Toro, during the past five years, none of the Toro Relevant Persons has been the subject of a credible claim or allegation (from any source) relating to any potential violation of the Anti-Corruption Laws that had or would be reasonably expected to have a material impact on the Toro Business.

(d) During the past five years, neither the Toro Group nor any of its officers, directors, employees, or to the Knowledge of Toro, agents and other individuals or entities acting for or on behalf of the Toro Group, has received any written notice or communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any Anti-Corruption Law.

(e) To the Knowledge of Toro, neither Toro nor any of its Subsidiaries produce, design, test, manufacture, fabricate, or develop any critical technologies (as defined in 31 C.F.R. 800.215).

(f) During the past five years, neither the Toro Group nor, to the Knowledge of Toro, any of the Toro Relevant Persons has in the course of its actions for, or on behalf of, the Toro Business engaged directly or indirectly in transactions prohibited by any economic or financial sanctions, restrictive measures, trade embargoes, or export control laws, regulations, or measures imposed, administered, or enforced by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”), the U.S. Commerce Department Bureau of Industry and Security (“BIS”), the U.S. State Department Directorate of Defense Trade Controls, HM Treasury’s Office of Financial Sanctions Implementation, the UK Department for Business and Trade Export Control Joint Unit, the European Union, or any other applicable similar Laws or measures enforced by any other relevant sanctions authority (collectively, “Sanctions and Export Controls”). No Toro Relevant Person is a Prohibited Person. For the purposes of this Agreement, “Prohibited Person” means (i) any Person that is the subject of economic sanctions Laws or executive orders imposed, administered, or enforced by OFAC; (ii) a Governmental Authority, including any political subdivision, agency or instrumentality thereof, of any country or region against which the United States maintains comprehensive economic sanctions or embargoes; (iii) any Person that is ordinarily resident in, organized under the laws of, acting on behalf of or owned or controlled by the government of, a country or region against which the United States maintains comprehensive economic sanctions or embargoes; (iv) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List, or any Person 50% or more owned directly or indirectly by such Persons; BIS’s Entity List, Denied Persons List, or Unverified List; or the U.S. State Department’s Debarred Parties List, as each such list may be amended from time to time; or (v) any Person that has been designated on any similar list or order published by a Governmental Authority having jurisdiction over the Toro Business.

(g) During the past five years, there has not been (i) to the Knowledge of Toro, a credible claim or allegation (from any source) relating to any potential violation of Sanctions and Export Controls that had or would be reasonably expected to have a material impact on the Toro Business, or (ii) a written notice or communication received by Toro from, or voluntary disclosure made by Toro to, any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any Sanctions or Export Controls that had or would be reasonably expected to have a material impact on the Toro Business.

(h) The Toro Group maintains policies and procedures reasonably designed to achieve compliance of the Toro Business with Anti-Corruption Laws and Sanctions and Export Controls and, to the Knowledge of Toro, during the past five years there have been no violations of these policies and procedures that had or would be reasonably expected to have a material impact on the Toro Business.

Section 3.14. Employee Benefit Matters.

(a) Section 3.14(a) of the Toro Disclosure Letter sets forth, as of the Execution Date, a complete and accurate list of all material Toro Plans. With respect to each such Toro Plan, Toro has made available to Ivory Parent and Ivory HoldCo complete and accurate copies of, to the extent applicable, the current material plan documents and all material amendments thereto or a summary of the material benefits under the relevant Toro Plan. Each Toro Plan has been operated, maintained and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, and each amount due from Toro or any of its Subsidiaries in respect of a Toro Plan has in all material respects been paid by the final due date for payment.

(b) Each Toro Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(1) of ERISA has been administered in material compliance with, and Toro and its Subsidiaries have otherwise materially complied with, (i) the requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder, (ii) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder, and (iii) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act of 1935, as amended, and the regulations promulgated thereunder. There are no reserves, assets, surpluses or prepaid premiums with respect to any Toro Plan that is an employee welfare benefit plan as defined in Section 3(1) of ERISA.

(c) Each Toro Plan that is intended to be qualified under Section 401(a) of the Code (A) (i) is the subject of a favorable determination letter from the IRS, (ii) is still within the “remedial amendment period,” as described in Section 401(b) of the Code and the regulations thereunder (the “Remedial Amendment Period”), or (iii) has made application to the IRS for a favorable determination letter within the Remedial Amendment Period or (B) utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion letter or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. To the Knowledge of Toro, nothing has occurred that would reasonably be expected to cause the loss of qualification of any such Toro Plan.

(d) Neither Toro nor, to the Knowledge of Toro, any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. None of Toro or, to the Knowledge of Toro, any of its ERISA Affiliates or any Person appointed or otherwise designated to act on behalf of Toro, or any of its ERISA Affiliates, has engaged in any transactions in connection with any Toro Plan that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, (A) no individual who has performed services for Toro or any of its Subsidiaries has been improperly excluded from participation in any Toro Plan, (B) neither Toro nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, (C) none of Toro or, to the Knowledge of Toro, any of its ERISA Affiliates or any other Person has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving any Toro Plan, and (D) none of Toro or, to the Knowledge of Toro, any of its ERISA Affiliates or any fiduciary, has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Toro Plan.

(f) No Toro Plan is, or has within the last six years been, and no Toro Group member has any liability with respect to: (i) a “defined benefit plan,” as defined in Section 3(35) of ERISA, that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan,” as defined in Section 3(37) of ERISA; (iii) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (iv) a “multiple employer plan,” as defined in Section 413(c) of the Code. The execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation and performance of the Transactions will not result in any withdrawal liability under any Toro Plan under Part 1 of Subtitle E of Title IV of ERISA. Other than fully insured benefits, all benefits provided by the Toro Group Plans are “money purchase benefits” as defined in Section 181 of the UK Pensions Schemes Act 1993. No Toro Group member is or has within the last six years been (x) an employer in any occupational pension scheme which is within the scope of the UK Pensions Regulator’s powers under Sections 38 to 51 of the UK Pensions Act 2004 (y) or connected or associated with such an employer. No Toro Group member has been issued with a contribution notice or financial support direction by the UK Pensions Regulator in accordance with its powers under Sections 38 to 51 of the UK Pensions Act 2004 and there are no facts or circumstances likely to give rise to the issuance of a contribution notice or financial support direction in which a Toro Group member is named. No Toro Group member has any liability with respect to pension benefits which are not benefits for old age, invalidity, or survivors as a result of the transfer of an employee’s Contract of employment to a Toro Group member under the Transfer Regulations directly by virtue of any such employee having been a member of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the UK Pension Schemes Act 1993) with any former employer prior to such transfer.

(g) No Toro Plan provides life insurance or medical benefits to any current or former employee of Toro or any of its Subsidiaries after his or her termination of employment, other than as required by applicable Law, including Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA (“COBRA”), and similar national, state or foreign Law.

(h) Each Toro Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has in all material respects been operated in good faith compliance with Section 409A of the Code and associated IRS and Treasury Department guidance. No Toro Plan is a split dollar life insurance program.

(i) No assets of Toro or any of its Subsidiaries are allocated to or held in a “rabbi trust” or other funding vehicle in respect of any Toro Plan other than one qualified under Section 401(a) of the Code. Each Toro Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(j) All Toro Options have been granted having a per share exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying stock on the date the Toro Option was granted, and have not otherwise been modified within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(k) None of the execution and delivery of this Agreement, the obtaining of the Toro Requisite Vote, or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of Toro or any of its Subsidiaries (each, a “Toro Personnel”) to any material compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any material payment or funding, of any material compensation or material benefits or trigger any other material obligation under any Toro Plan, (C) result in any material breach or violation of, or material default under or limit Toro’s right to amend, modify, terminate or transfer the assets of, any Toro Plan, (D) directly or indirectly cause Toro to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Toro Plan or (E) result in any forgiveness of Indebtedness. Except with respect to the Toro Equity Awards, none of the execution and delivery of this Agreement, the obtaining of the Toro Requisite Vote, or the consummation of the Transactions (alone, without consideration of future events, including terminations of employment or separations from service) will result in any accelerated or additional payments to any Toro Personnel.

(l) None of the execution and delivery of this Agreement, the obtaining of the Toro Requisite Vote, or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to result in or cause any payment or benefit to any Toro Personnel that would not be deductible under Section 280G of the Code or that would be subject to excise tax under Section 4999 of the Code. For purposes of the foregoing sentence, the term “payment” shall include any payment, substitution of new stock options for stock options issued by CombineCo, acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits. No Toro Personnel is entitled to receive any additional payment (including any Tax gross-up, indemnity, or other payment) from Toro or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code.

Section 3.15. Employment and Labor Matters.

(a) All compensation, including wages, commissions, and bonuses, due and payable to the employees of each Toro Group member for services performed, have been paid in full, other than deferred compensation due on or after retirement, reimbursement of expenses, wages for the current pay period, commission payments for the last outstanding quarter, bonus payments for the previous bonus year, and holiday pay for the current year, in each case except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect, all individuals characterized and treated by Toro or any of its Subsidiaries as independent contractors are properly treated as independent contractors under all applicable Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect, each Toro Personnel who is or was classified by any Toro Group member as exempt under the FLSA and state and local wage and hour Laws is and was properly so classified.

(b) During the prior three years and to the Knowledge of Toro, no allegations of sexual or any other form of harassment that could reasonably be expected to have a Toro Material Adverse Effect have been made against any Toro Personnel.

(c) Toro has made available to Ivory Parent and Ivory HoldCo accurate and complete copies of the current employment agreement of each Toro Senior Manager and details of any material amendments or updates to that employment agreement.

(d) No Toro Group member is a party to or bound by any collective bargaining agreement or any other similar labor agreement with respect to the Toro Business or any employee of such Toro Group member and, to the Knowledge of Toro, no petition has been filed or Proceedings instituted by any employee of a Toro Group member or group of such employees with any labor relations board seeking recognition of a bargaining representative within the past three years. To the Knowledge of Toro, there is no organizational effort currently being made or threatened by or on behalf of any labor union to organize any employees of any Toro Group member.

(e) Each Toro Group member is, and for the past three years has been, in compliance with all applicable Laws pertaining to employment and employment practices, including all such Laws relating to fair employment practices, equal employment opportunities, and prohibited discrimination, in each case except where noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect.

(f) There is no pending or, to the Knowledge of Toro, threatened, court, tribunal, or other Proceeding against any Toro Group member in respect of any Toro Personnel, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect.

(g) No obligations apply with respect to any Personnel pursuant to the Transfer Regulations and none will apply as a result of the Separation or the consummation of the Transactions.

Section 3.16. Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Toro Material Adverse Effect:

(i) each of Toro and its Subsidiaries has filed with the appropriate Governmental Authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes, whether or not shown as due on such Tax Returns, of Toro and each of its Subsidiaries required to have been paid have been paid in full, except for Taxes being contested in good faith and that, to the extent required by GAAP, have been provided for in the Toro SEC Documents;

(iii) all Taxes of Toro and its Subsidiaries as of the date of the most recent Toro SEC Documents that are not yet due and payable as of such date have been accrued, to the extent required by GAAP, in the Toro SEC Documents;

(iv) all Taxes required to be deducted, withheld or collected by Toro or any of its Subsidiaries in connection with any amounts paid or owing to, or received or owing from, any employee (including in relation to payroll), creditor, independent contractor, customer or other party have been so deducted, withheld or collected and remitted to the appropriate Governmental Authority, and each of Toro and its Subsidiaries has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);

(v) there is no audit or other Proceeding now pending or that has been proposed in writing with respect to Toro or any of its Subsidiaries in respect of any Tax or any Tax Return;

(vi) (A) there is no outstanding request for any extension of time for Toro or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Toro or any of its Subsidiaries that is currently in force (other than in connection with an extension of time to file Tax Returns described in clause (A)), and there has been no written request by a Governmental Authority to execute such a waiver or extension; and (C) neither Toro nor any of its Subsidiaries is a party to or bound by any agreement or arrangement providing for the payment or indemnification of Taxes, payment for Tax losses, entitlements or refunds or similar Tax matters (other than (1) customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or (2) any agreement solely among Toro and/or its Subsidiaries);

(vii) neither Toro nor any of its Subsidiaries has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(viii) there are no Liens in respect of or on account of Taxes on any of the assets or properties of Toro or any of its Subsidiaries, other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in the Toro SEC Documents;

(ix) neither Toro nor any of its Subsidiaries (A) is or has been a member of any affiliated, consolidated, combined, unitary or other group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which at all times has been Toro or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than any of Toro and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract (other than customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes) or otherwise;

(x) within the last two years, neither Toro nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code; and

(xi) neither Toro nor any of its Subsidiaries has been notified by any Governmental Authority in a jurisdiction in which Toro or such Subsidiary does not file a Tax Return that Toro or such Subsidiary is or may be subject to the imposition of Tax by, or subject to a Tax Return filing requirement in, such jurisdiction.

(b) CombineCo and Toro Merger Sub were formed solely for the purpose of engaging in the Ivory Contribution and the Toro Merger, and have not had any assets and have not engaged in any business activities or conducted any operations other than in connection with the Ivory Contribution and the Toro Merger.

(c) Neither Toro nor any of its Subsidiaries has taken or agreed to take any action, or, after reasonable diligence and in consultation with its tax advisors, is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Ivory Contribution and the Toro Merger, taken together, from qualifying for the Intended Tax Treatment.

(d) Toro is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(e) The representations and warranties set forth in this Section 3.16 and, to the extent relating to Tax matters, Section 3.14 (Employee Benefit Matters), constitute the sole and exclusive representations and warranties of Toro, CombineCo, and Toro Merger Sub regarding Tax matters.

Section 3.17. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Toro Material Adverse Effect, (a) the material insurance policies (including “self-insurance programs”) of each Toro Group member or of which any Toro Group member is a beneficiary (the “Toro Insurance Policies”) are in full force and effect and all premiums due and payable thereon have been paid in full when due, (b) no Toro Group member has received either a written notice that would reasonably be expected to be followed by a written notice of cancellation or a written notice of non-renewal of any Toro Insurance Policy, and (c) the Toro Insurance Policies are sufficient for compliance in all material respects by the Toro Group with all applicable Laws and Toro Material Contracts. There have been no material claims under the Toro Insurance Policies (or predecessor or replacement insurance policies) with respect to the Toro Business since January 1, 2021.

Section 3.18. Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”), or anti-takeover provision in Toro’s certificate of incorporation or bylaws, is applicable to Toro, this Agreement, or the Transactions.

Section 3.19. Opinions of Financial Advisors. The Board of Directors of Toro has received from Toro’s financial advisor, J.P. Morgan Securities LLC, an opinion to the effect that as of the date of such opinion and based upon and subject to the various assumptions, procedures, factors, qualifications, and limitations set forth therein, the Toro Merger Consideration to be received by the holders of shares of Toro Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of such opinion will be delivered to Ivory Parent and Ivory HoldCo for information purposes only, and such opinion is for the benefit of Toro and may not be relied upon by Ivory Parent or Ivory HoldCo or their respective Affiliates (other than, following the Effective Time, Toro).

Section 3.20. Brokers and Finders. Toro has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Toro has engaged J.P. Morgan Securities LLC and BrightTower Securities, LLC as Toro’s financial advisors, the fees and commissions of which shall be borne wholly by Toro.

Section 3.21. No Other Representations and Warranties.

(a) Except for the representations and warranties of Toro, CombineCo, and Toro Merger Sub expressly set forth in this Article III, or in a certificate delivered pursuant to this Agreement, none of Toro, CombineCo, Toro Merger Sub, or any other Person on behalf of Toro, CombineCo, or Toro Merger Sub, is making, and none of them has made, any express or implied representation or warranty with respect to Toro, CombineCo, or Toro Merger Sub or with respect to the accuracy or completeness of any other information provided to Ivory Parent, Ivory HoldCo, Bluefin, or any of their Affiliates or Representatives, including with respect to their businesses, operations, assets, liabilities, conditions (financial or otherwise), or prospects, or otherwise in connection with the Transactions.

(b) Toro, CombineCo, and Toro Merger Sub each acknowledges and agrees that except for the representations and warranties of Ivory Parent, Ivory HoldCo, and Bluefin expressly set forth in Article IV, or in a certificate delivered pursuant to this Agreement, none of Ivory Parent, Ivory HoldCo, Bluefin, or any of their Affiliates, is making, and none of them has made, any express or implied representation or warranty with respect to Ivory Parent, Ivory HoldCo, Bluefin, or any such Affiliate or with respect to the accuracy or completeness of any other information provided to Toro, CombineCo, Toro Merger Sub, or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), or prospects, or otherwise in connection with the Transactions, and none of Toro, CombineCo, Toro Merger Sub, or their Affiliates or Representatives is relying on any express or implied representation or warranty of Ivory or any of its Affiliates except for those expressly set forth in Article IV, or in a certificate delivered pursuant to this Agreement, and no Person has been authorized by Ivory Parent, Ivory HoldCo, Bluefin, or any of their Affiliates to make any representation or warranty relating to Ivory Parent, Ivory HoldCo, Bluefin, or any of their Affiliates, including with respect to their businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by Toro, CombineCo, or Toro Merger Sub.

(c) Nothing in this Agreement shall limit the rights of any party to this Agreement against any other party to this Agreement in the case of actual, fraudulent breach by the other party to this Agreement of any of such other party’s express representations and warranties set forth in this Agreement.

ARTICLE IV

Representations and Warranties of Ivory Parent, Ivory HoldCo, and Bluefin

Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Toro by Ivory Parent and Ivory HoldCo at the time of entering into this Agreement (the “Ivory Disclosure Letter”) (it being understood that any disclosure set forth in one section or subsection of the Ivory Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the Section or Subsection of this Agreement corresponding in number and each other Section or Subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other Section or Subsection is reasonably apparent on the face of such disclosure), Ivory Parent, Ivory HoldCo, and Bluefin each hereby represents and warrants to Toro, CombineCo, and Toro Merger Sub as follows:

Section 4.01. Organization, Good Standing, and Qualification.

(a) Each of Ivory Parent, Ivory HoldCo, and Bluefin (i) is a legal entity duly organized, validly existing, and (to the extent such concept is recognized) in good standing under the laws of its jurisdiction of organization; (ii) has all requisite corporate or similar organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted; and (iii) is duly qualified to do business and is in good standing as a foreign legal entity in each jurisdiction in which the ownership, leasing, or operation of its assets or properties or the conduct of its business as now being conducted requires such qualification, except in each case of clauses (i), (ii), and (iii) as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect.

(b) Each Bluefin Subsidiary is a legal entity duly organized, validly existing, and (to the extent such concept is recognized) in good standing under the laws of its jurisdiction of organization and has all requisite corporate or similar organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as now being conducted and is duly qualified to do business and is in good standing as a foreign legal entity in each jurisdiction in which the ownership, leasing, or operation of its assets or properties or the conduct of its business as now being conducted requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect.

(c) Ivory Parent has made available to Toro accurate and complete copies of the certificate of incorporation, bylaws, and all other similar organizational documents of Bluefin and each Bluefin Subsidiary, in each case as in effect on the Execution Date.

Section 4.02. Authority; Approval.

(a) Each of Ivory Parent, Ivory HoldCo, and Bluefin has all requisite corporate or similar organizational power and authority and has taken all corporate or similar organizational action necessary in order to execute, deliver, and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions to which it is a party. Each of Ivory Parent, Ivory HoldCo, and Bluefin has duly and validly executed and delivered this Agreement and, at or prior to the Closing, will have duly and validly executed and delivered each other Transaction Document to which it is a party. This Agreement constitutes and, assuming such execution and delivery of each such other Transaction Document, such other Transaction Documents will constitute, valid and binding obligations of each of Ivory Parent, Ivory HoldCo, and Bluefin, enforceable against such party in accordance with the respective terms hereof and thereof, subject to the Bankruptcy and Equity Exception.

(b) Each Subsidiary of Ivory Parent has all requisite corporate or similar organizational power and authority and has taken all corporate or similar organizational action necessary in order to execute, deliver, and perform its obligations under the Transaction Documents to which it is a party and to consummate the Transactions to which it is a party. Each such Subsidiary of Ivory Parent, at or prior to the Closing, will have duly and validly executed and delivered each Transaction Document to which it is a party. Assuming such execution and delivery of each such Transaction Document, such Transaction Documents will constitute valid and binding obligations of each such Subsidiary of Ivory Parent, enforceable against it in accordance with the respective terms thereof, subject to the Bankruptcy and Equity Exception.

Section 4.03. Capital Structure; Indebtedness; Solvency.

(a) The authorized capital stock of Bluefin consists of 2,000 shares of common stock, par value $0.01 per share, of Bluefin (the “Bluefin Common Stock”), of which 1,000 shares are issued and outstanding as of the Execution Date. All of the issued and outstanding shares of Bluefin Common Stock have been duly authorized, validly issued, and fully paid, and are non-assessable and free and clear of all preemptive rights and other Liens (other than any restrictions on transfer imposed by Bluefin’s organizational documents or applicable Law). There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts, or undertakings of any kind to which Bluefin or any of the Bluefin Subsidiaries is a party or by which any of them is bound, other than this Agreement, pursuant to which any issuance, sale, or transfer of any capital stock of Bluefin is or may be required.

(b) Immediately following the Separation, Bluefin will own, directly or indirectly, all of the issued and outstanding capital stock of the Bluefin Subsidiaries, free and clear of all Liens (other than any restrictions on transfer imposed by their respective organizational documents or applicable Law). Immediately following the Ivory Contribution, CombineCo will own all of the issued and outstanding capital stock of Bluefin, free and clear of all Liens (other than any restrictions on transfer imposed by its organizational documents or applicable Law). A complete and accurate description of the capitalization of each Bluefin Group member as of the Execution Date is set forth on Section 4.03(b) of the Ivory Disclosure Letter.

(c) As of the Closing, (i) no Bluefin Group member will have any outstanding Indebtedness, (ii) none of the Bluefin Transferred Assets will be encumbered by Liens securing Indebtedness, and (iii) none of the Bluefin Assumed Liabilities will comprise Indebtedness.

(d) None of Ivory Parent, Ivory HoldCo, Bluefin or any of their respective Subsidiaries has any obligations pursuant to any financial guarantees, letters of credit, financial assurances, surety bonds, or performance bonds (each, a “Credit Support Instrument”) relating to the Bluefin Business or otherwise relating to the Bluefin Transferred Assets or the Bluefin Assumed Liabilities.

(e) None of Ivory Parent, Ivory HoldCo or Bluefin is entering into this Agreement with the actual intent to hinder, delay or defraud present creditors of Ivory Parent, Ivory HoldCo or Bluefin or any of their respective Subsidiaries.

Section 4.04. No Conflict. Except as expressly contemplated in this Section 4.04, none of the execution, delivery, or performance of this Agreement by Ivory Parent, Ivory HoldCo, or Bluefin or any other Transaction Document to which Ivory Parent, Ivory HoldCo, Bluefin, or any Bluefin Subsidiary is a party, or the consummation by Ivory Parent, Ivory HoldCo, Bluefin, or any of their respective Subsidiaries of the Transactions, including the Separation, will (a) conflict with or violate Ivory Parent’s, Ivory HoldCo’s, Bluefin’s, or any of their respective Subsidiaries’ organizational documents, (b) (i) result in a material breach or default under, or give any Person the right to declare a material default or exercise any material remedy under, accelerate the maturity or performance of or payment under, or cancel, terminate, or modify (in each case, with or without notice or the lapse of time or both) any Bluefin Material Contract, (ii) violate any Law or Order applicable to Ivory Parent, Ivory HoldCo, Bluefin, or any of their respective Subsidiaries, (iii) violate or constitute a default under, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify any Ivory Permit, (iv) result in the creation or imposition of any Lien upon any of the Bluefin Transferred Assets or any other asset of the Bluefin Group that is not an Ivory Excluded Asset (other than Permitted Liens), or (v) require Ivory Parent, Ivory HoldCo, Bluefin, or any of their respective Subsidiaries, or any other party thereto, to provide any notice or obtain any consent from any Person pursuant to any Bluefin Material Contract or any Contract relating to Indebtedness of the Ivory Group or which otherwise has a material impact on the Bluefin Business, the Bluefin Transferred Assets, or the Bluefin Assumed Liabilities, or will be utilized in the performance of any of the Transaction Documents, including the Transition Services Agreement, other than, in the case of clause (b) above, any such breach, default, right, violation, Lien, or failure to obtain such notice or consent, that would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect. In connection with the execution and delivery of this Agreement or the other Transaction Documents by Ivory Parent, Ivory HoldCo, Bluefin, or any of their respective Subsidiaries, as applicable, none of Ivory Parent, Ivory HoldCo, or Bluefin, or any such Subsidiary is required to obtain any Governmental Consent or make any filing with any Governmental Authority, except for (1) filings or notifications required under the HSR Act or any Governmental Consent that becomes a Required Governmental Consent pursuant to Section 6.01(e), (2) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the other Transaction Documents, (3) the filing of the Toro Certificate of Merger with the Secretary of State of the State of Delaware, and (4) such other consents, approvals, orders, authorizations, registrations, declarations, filings, and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect.

Section 4.05. Financial Statements.

(a) The following financial statements are set forth on Section 4.05(a) of the Ivory Disclosure Letter:

(i) the unaudited combined pro forma, indicative balance sheet of the Bluefin Business at September 30, 2023 (the “Bluefin Interim Balance Sheet”), and the related unaudited combined statement of profit and loss for the nine-month period then ended (collectively, the “Bluefin Signing Interim Financial Statements”); and

(ii) the unaudited combined pro forma, indicative balance sheet of the Bluefin Business at December 31, 2022, and the related unaudited combined statement of profit and loss for the 12-month period then ended (collectively, and together with the Bluefin Signing Interim Financial Statements, the “Bluefin Signing Financial Statements”).

(b) Except as noted therein, and having regard to the purpose for which they were prepared, the Bluefin Signing Financial Statements reflect in all material respects the financial condition and results of operations of the Bluefin Business, at the respective dates thereof and for the periods stated therein, in accordance with IFRS applied on a consistent basis throughout the periods covered by the Bluefin Signing Financial Statements; provided, however, that the Bluefin Signing Financial Statements are not prepared regularly, have not been audited or reviewed by an independent auditor, and are subject to normal year-end adjustments and do not contain all footnotes or other presentation items as required by IFRS; provided, further, that the Bluefin Signing Financial Statements and the foregoing representations and warranties are qualified by the fact that the Bluefin Business has not been operated as a separate standalone entity and has received certain allocated charges and credits which (i) do not necessarily reflect amounts that would have resulted from arms-length transactions or that the Bluefin Business would incur on a standalone basis, (ii) do not include certain group cost allocations, and (iii) include pro forma adjustments.

(c) Except as noted therein, the Subsequent Bluefin Business Financial Statements will fairly present in all material respects the combined financial condition and results of operations of the Bluefin Business, at the respective dates thereof and for the periods stated therein, in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 4.06. Information Supplied. None of the information supplied or to be supplied by or on behalf of Ivory Parent, Ivory HoldCo, or Bluefin specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time it becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the Toro stockholders and at the time of obtaining the Toro Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Ivory Parent, Ivory HoldCo, or Bluefin with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of any Toro Group member.

Section 4.07. Absence of Certain Changes; No Undisclosed Liabilities.

(a) From the date of the Bluefin Signing Interim Balance Sheet to the Execution Date, (i) except in connection with this Agreement and the Transactions (including with respect to the Separation), the Bluefin Business has been operated in the ordinary course of business consistent with past practice in all material respects, and none of Ivory Parent, Ivory HoldCo, any Bluefin Group member or any of their respective Subsidiaries involved with the Bluefin Business has taken any action that, if taken after the Execution Date, would constitute a breach of or require Toro’s prior written approval under Section 5.02(b) (Interim Operations of Bluefin), and (ii) there has not been any change, circumstance, development, or effect that, individually or in the aggregate, has had or would reasonably be expected to have an Ivory Material Adverse Effect.

(b) After giving effect to the Separation and as of the Closing, no Bluefin Group member will have any Liabilities of a nature required by GAAP to be disclosed, reserved against, or reflected in a combined balance sheet prepared in accordance with GAAP, except for (i) Liabilities disclosed and provided for in the most recent balance sheet included in the Subsequent Bluefin Business Financial Statements, (ii) Liabilities incurred in the ordinary course of the Bluefin Business after the date of such balance sheet, (iii) Liabilities arising in the ordinary course of business under Contracts to the extent not resulting from a material breach thereof, (iv) Liabilities taken into account in determining the Bluefin Non-Current Liabilities Amount, and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect.

Section 4.08. Contracts.

(a) Section 4.08(a) of the Ivory Disclosure Letter sets forth an accurate and complete list as of the Execution Date of each Contract related to the Bluefin Business that is:

(i) a Contract with any Bluefin Material Customer or Bluefin Material Supplier;

(ii) a Contract for the purchase, sale, lease, or license of materials, supplies, goods, equipment, services, or rights and under which any Ivory Group member is obligated to make or entitled to receive payments of more than $5 million during the calendar year ended December 31, 2022, or during the ten-month period ended October 31, 2023;

(iii) a Contract for capital expenditures in excess of $5 million;

(iv) a lease, sublease, or license of any tangible personal property, including a capital lease, in each case under which any Ivory Group member is obligated to make payments of more than $1 million in any calendar year or $5 million in the aggregate, in each case during the term of the Contract;

(v) a mortgage, indenture, guarantee, loan or credit agreement, security agreement, or other Contract relating to Indebtedness, other than accounts receivables and payables in the ordinary course of business;

(vi) a license or other Contract under which any Ivory Group member has obtained a license or sublicense to use the Intellectual Property of another Person, including in each case any material coexistence agreements and material settlement agreements (except for any non-exclusive (A) license implied by the sale of a product or service, (B) licenses for Bluefin Off-the-Shelf Software, (C) open source software licenses, (D) licenses for content entered into in the ordinary course of business, (E) non-disclosure agreements entered into in the ordinary course of business, and (F) licenses granted to any Ivory Group member by any customer, employee, consultant, or independent contractor in the ordinary course of business);

(vii) a material Contract that provides for any Ivory Group member to act as a distributor, dealer, sales representative, or authorized service Person for any third party products or services;

(viii) a material independent contractor Contract with any individual who is providing or has provided services to the Bluefin Business that is not terminable by its terms by any Ivory Group Member or Bluefin Group member without material penalty or payment (except as required under applicable Law) or without more than 90 days’ notice (except as required under applicable Law); or an employment Contract with any Bluefin Employee that is not terminable by its terms by the relevant Ivory Employer or Bluefin Group member without material contractual penalty or payment (except as required under applicable Law) or without more than six months’ notice (except as required under applicable Law);

(ix) a Contract that (A) grants any purchase option, call right, right of first refusal, right of first offer, co-sale right, participation right, preemptive right, subscription right, put right, or other similar right with respect to the Bluefin Business, (B) otherwise limits or purports to limit the ability of any Ivory Group member to own, operate, sell, transfer, pledge, or otherwise dispose of any of their respective businesses generally; or (C) limits or purports to limit the ability of any Ivory Group member to compete in any line of business, with any Person, or in any geographic area;

(x) a material Contract that provides for payments based, in whole or in part, on profits, revenues, fee income, or other financial performance measures of any Ivory Group member, other than Contracts pursuant to which the Ivory Group member licenses third party content in exchange for a share of profits or revenue;

(xi) a Contract that provides for any joint venture or strategic alliance, partnership or other similar relationship between any Ivory Group member, on the one hand, and any other Person, on the other hand;

(xii) a collective bargaining agreement or any other similar Contract with any union, works council, labor organization, or similar organization;

(xiii) any Contract or series of related Contracts entered into since January 1, 2020, relating to the acquisition or disposition of the business of any Ivory Group Member, assets or securities of any Person or any business for a price in excess of $10 million (in each case, whether by merger, sale of stock, sale of assets or otherwise); or

(xiv) a Contract between any Bluefin Group member, on the one hand, and any Ivory Group member or any Affiliate thereof, on the other hand.

The Bluefin Transferred Contracts listed or required to be listed in Section 4.08(a) of the Ivory Disclosure Letter, together with all Bluefin Real Property Leases listed or required to be listed in Section 4.09(b) of the Ivory Disclosure Letter, are referred to in this Agreement as the “Bluefin Material Contracts.”

(b) Ivory Parent has made available to Toro and CombineCo an accurate and complete copy of each Bluefin Material Contract. With respect to each such Bluefin Material Contract, no Bluefin Group member or, to the Knowledge of Ivory, any other party to the Bluefin Material Contract, is or has been, during the three years prior to the Execution Date, in material breach of or material default under the Bluefin Material Contract. Each Bluefin Material Contract is valid and binding, in full force and effect and, to the Knowledge of Ivory, enforceable by the relevant Ivory Group member in accordance with its terms, in each case in all material respects and subject to the Bankruptcy and Equity Exception. During the three years prior to the Execution Date, no Ivory Group member has released or waived any of its material rights under any Bluefin Material Contract.

Section 4.09. Real Property.

(a) No Bluefin Group member currently owns, or has formerly owned, any real property. No Ivory Group member owns any real property used primarily in connection with the Bluefin Business. None of the Bluefin Transferred Facilities is owned by any Ivory Group member. No Bluefin Group member has any right or obligation to acquire any real property or interest therein.

(b) Section 4.09(b) of the Ivory Disclosure Letter sets forth as of the Execution Date, an accurate and complete list of (i) all real property leased, subleased, occupied, or otherwise used primarily by the Bluefin Group or for the Bluefin Business (the “Bluefin Leased Real Properties”) and (ii) all leases, subleases, and other agreements pursuant to which any Bluefin Group member has the right to occupy or use any of the Bluefin Leased Real Properties including all amendments thereto and guarantees thereof (each, including any replacement thereof entered into to effect the Separation, a “Bluefin Real Property Lease”). As of Closing, each of the Bluefin Transferred Facilities will be leased by a Bluefin Group member pursuant to a Bluefin Real Property Lease. No Bluefin Group member nor any part of the Bluefin Business occupies or uses real property other than the Bluefin Leased Real Properties. With respect to each Bluefin Real Property Lease, (i) neither any Ivory Group member nor, to the Knowledge of Ivory, any other party thereto is in breach thereof that would, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, and (ii) no Ivory Group member has given or received notice of termination thereof. Each Bluefin Real Property Lease is valid, binding, and enforceable in accordance with its terms, and the relevant Bluefin Group member holds a valid and existing leasehold or subleasehold interest under each Bluefin Real Property Lease. No Ivory Group member has transferred or assigned any interest in any Bluefin Real Property Lease, or subleased or otherwise granted rights of use or occupancy of any Bluefin Leased Real Property or Bluefin Transferred Facilities, to any Person. Ivory Parent has made available to Toro and CombineCo an accurate and complete copy of each Bluefin Real Property Lease. No construction, alteration or other leasehold improvement work with respect to a Bluefin Real Property Lease remains to be paid for or performed by a Bluefin Group member.

Section 4.10. Intellectual Property.

(a) Section 4.10(a) of the Ivory Disclosure Letter lists all Bluefin Intellectual Property Registrations. An Ivory Group member owns or otherwise has the right to use all material Intellectual Property used in the operation of the Bluefin Business as presently conducted and as currently planned to be conducted in the future, including all Bluefin Intellectual Property Assets and the Intellectual Property licensed to any Ivory Group member under the Bluefin Intellectual Property Agreements (collectively, the “Bluefin Business Intellectual Property”) and any Bluefin Business Intellectual Property owned or purported to be owned by any of the Ivory Group (collectively, the “Ivory Owned Intellectual Property”). Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, the Bluefin Intellectual Property Assets are in full force and effect and, to the Knowledge of Ivory, are valid and enforceable. The Ivory Group has sole and exclusive ownership of all Ivory Owned Intellectual Property, free and clear of all Liens (except Permitted Encumbrances).

(b) The Ivory Group owns, or holds a valid license for, all material Software (including the Copyrights therefor) incorporated or integrated into the Bluefin Business Products.

(c) To the Knowledge of Ivory, during the three years prior to the Execution Date (1) none of the activities or business of the Bluefin Business presently conducted by any Ivory Group member materially infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any Person and (2) no other Person is infringing, violating or misappropriating any of the Bluefin Intellectual Property Assets or Bluefin Structured Data. During the three years prior to the Execution Date, except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect no Ivory Group member has received any written notice or claim asserting or suggesting that any such infringement, violation, or misappropriation is or may be occurring or has or may have occurred. Each Ivory Group member has taken commercially reasonable measures to protect their material trade secrets and otherwise safeguard and maintain the confidential and proprietary nature of all confidential information in their possession in the conduct of the Bluefin Business.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, none of this Agreement, any other Transaction Document, or the Transactions will result in (i) any Person being granted rights or access to, or the placement in or release from escrow or similar arrangement, any Bluefin Intellectual Property Assets; or (ii) the loss of, or give rise to any right of any third party to terminate or modify any of the Bluefin Intellectual Property Agreements. The Ivory Group has not disclosed, delivered, or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person (other than employees or contractors of any Ivory Group member) of any Bluefin Intellectual Property Assets, including source code for any Software owned by the Ivory Group that the Ivory Group does not, in the ordinary course of operating the Bluefin Business, provide or make available in source code or human readable form.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, the Ivory Group has not used or distributed or incorporated into any Bluefin Business Products any Software subject to open source, copyleft or community source code licenses (e.g., the GNU General Public License or a similar “viral” open source licensing regime) in a manner that (i) grants, purports to grant or requires any Ivory Group member to grant to any other Person any rights or immunities under any Bluefin Intellectual Property Assets, (ii) requires any Ivory Group member to disclose, make available, or distribute source code for any Software included in the Bluefin Intellectual Property Assets to any other Person, or (iii) imposes any material limitation, restriction, or condition on the right or ability of any Ivory Group member to use any portion of any Bluefin Business Products or any Software included in the Bluefin Intellectual Property Assets.

(f) The Ivory Group has maintained and protected the source code for the material Software included in the Bluefin Intellectual Property Assets with appropriate confidentiality agreements as are necessary to protect the information therein. The Ivory Group has possession and control of the source code for the current version and all material prior versions of material Software included in the Bluefin Intellectual Property Assets and all other source code necessary to compile and operate the current Bluefin Business Products, as well as all programming documentation pertaining thereto, that is used in connection with the Bluefin Business.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Ivory Material Adverse Effect, each current or former employee, independent contractor, officer or director of each of the Ivory Group members involved in the development of any material Bluefin Intellectual Property Assets has executed a valid, binding and enforceable written agreement expressly assigning to the applicable Ivory Group member all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment by the applicable Ivory Group member or such independent contractor’s engagement for the applicable Ivory Group member, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, there are no problems, defects or deficiencies in the Software included in the Bluefin Intellectual Property Assets that, to the Knowledge of Ivory, (i) prevent such Software from operating in all material respects as described in its related documentation or specifications, (ii) prevent such Software from operating in all material respects as warranted to any Person, or (iii) prevent any Ivory Group member from conducting the Bluefin Business as presently conducted and as currently planned to be conducted in the future. To the Knowledge of Ivory, none of the Bluefin Business Products contain any Malicious Code. The Ivory Group has taken commercially reasonable steps to prevent the introduction of Malicious Code into the Bluefin Business Products.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, (i) no facilities of a university, college, other educational institution, or research center, or funding received by any Ivory Group member from any of the foregoing, have been used to develop Bluefin Intellectual Property Assets in such a way as to affect any Ivory Group member’s rights in the Bluefin Intellectual Property Assets and (ii) no Person who was involved in, or who contributed to, the creation or development of any of the Bluefin Intellectual Property Assets, has performed services for a university, college, or other educational institution or research center in a manner that would affect any Ivory Group member’s rights in any Bluefin Intellectual Property Assets.

Section 4.11. Data Privacy; Information Technology.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, each Ivory Group member is, and for the past three years has been, in compliance with all applicable Privacy/Data Security Requirements, in each case with respect to the Bluefin Business. For the past three years, each Ivory Group member has at all times made all required material notices and disclosures to, and obtained all material consents from, users, customers, employees, contractors, Governmental Authorities and other applicable third parties required by all Privacy/Data Security Requirements in connection with the Bluefin Business.

(b) In connection with the Bluefin Business, each Ivory Group member has at all times taken reasonable steps (including developing, implementing and maintaining compliance with adequate measures with respect to technical, administrative and physical security) designed to ensure that Personal Data is protected against loss and against unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification or other misuse, and, to the Knowledge of Ivory, there has been no reportable unauthorized access, use, collection, storage, maintenance, disclosure, transfer, modification or other misuse of such Personal Data. The execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, including the transfer of all Personal Data in the sole possession or control of any Ivory Group member in connection with the Bluefin Business, comply with all Privacy/Data Security Requirements and, to the Knowledge of Ivory, will not require notice to or the consent of any Person concerning such transfer. Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, the Bluefin Group will have the right to access and use all such Personal Data immediately after the Closing in substantially the same manner as the Bluefin Group does as of immediately prior to the Closing, except for any limitation on such right that is reasonably attributable to the Bluefin Group. There is, and for the past three years there has been, no Proceeding pending or, to the Knowledge of Ivory, threatened against any Ivory Group member by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Privacy/Data Security Requirements in connection with the Bluefin Business. During the past three years, no Ivory Group member has received any material written complaints, letters, or notices from any Person or Governmental Authority alleging noncompliance or potential noncompliance with any Privacy/Data Security Requirements related to such Ivory Group member’s collection, use, or disclosure of Personal Data in connection with the Bluefin Business, that required regulatory or legislative action in order to be resolved.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, all Information Technology used by the Ivory Group in connection with the Bluefin Business (i) operates and performs as necessary for the conduct of the Bluefin Business as presently conducted and as proposed to be conducted, and in accordance with their documentation and functional specifications and (ii) to the Knowledge of Ivory, is free from Malicious Code. Each Ivory Group member has commercially reasonable information security safeguards in place to maintain the confidentiality, integrity, and availability of the information stored, processed, and/or transmitted by the Information Technology that are used to conduct the Bluefin Business. For the past three years, to the Knowledge of Ivory, there have been no unauthorized access, acquisition, intrusions, breaches, disclosures or use of any of the Information Technology used by any Ivory Group member in connection with the Bluefin Business. Each Ivory Group member has in place reasonable and adequate disaster recovery plans, procedures, and facilities to maintain the ongoing operation and performance of the Bluefin Business in the event of a disruption to the Information Technology used by an Ivory Group member in connection with the Bluefin Business, and, as applicable, has taken reasonable steps to implement such plans and procedures. Each Ivory Group member has at all times maintained cyber insurance coverage that is adequate and suitable for the nature and volume of Personal Data collected or processed by or on behalf of the Ivory Group in connection with the Bluefin Business. During the past three years, no Ivory Group member has made any material claim under any cyber insurance policy with respect to the Bluefin Business.

Section 4.12. Legal Proceedings. There is no Proceeding pending or, to the Knowledge of Ivory, threatened against Ivory Parent, Ivory HoldCo, the Bluefin Group, or any of their Affiliates that relate to the Bluefin Business, any of the Bluefin Transferred Assets or any of the Bluefin Assumed Liabilities that, individually or in the aggregate, has had or would reasonably be expected to have an Ivory Material Adverse Effect. There are no unsatisfied Orders, and for the past three years there have not been any Orders, against Ivory HoldCo, Ivory Parent, the Bluefin Group, or any of their Affiliates that relate to the Bluefin Business, any of the Bluefin Transferred Assets, or any of the Bluefin Assumed Liabilities that, individually or in the aggregate, has had or would reasonably be expected to have an Ivory Material Adverse Effect. As of the Execution Date, there are no Proceedings pending or, to the Knowledge of Ivory, threatened against Ivory HoldCo, Ivory Parent, the Bluefin Group, or any of their Affiliates, and there is no Order to which any of them is subject, in each case that questions or challenges the validity of this Agreement or that would reasonably be expected to prevent, delay, make illegal, or otherwise interfere in any material respect with the ability of Ivory HoldCo, Ivory Parent, or Bluefin to consummate any of the Transactions.

Section 4.13. Compliance with Laws; Permits.

(a) Each Ivory Group member is, and for the past three years has been, in compliance in all material respects with all Laws applicable to the conduct of the Bluefin Business or the ownership or use of any of the Bluefin Transferred Assets and the other assets of the Bluefin Group (other than any Ivory Excluded Assets) or any of the Bluefin Assumed Liabilities. Each Ivory Group member has all material Permits that are necessary for it to conduct the Bluefin Business in the manner in which it is presently conducted and to own and use the Bluefin Transferred Assets and the other assets of the Bluefin Group (other than any Ivory Excluded Assets) and the Bluefin Assumed Liabilities (the “Bluefin Permits”) and all such Bluefin Permits are in full force and effect in all material respects. Each Ivory Group member is, and for the past three years has been, in compliance in all material respects with all Bluefin Permits. During the past three years, no Ivory Group member has received any written notice from any Governmental Authority (a) claiming or alleging that such Ivory Group member was not in compliance with any (i) material Laws applicable to the conduct of the Bluefin Business or the ownership or use of any of the

Bluefin Transferred Assets, the other assets of the Bluefin Group (other than any Ivory Excluded Assets) or any of the Bluefin Assumed Liabilities or (ii) material Permits necessary for it to conduct the Bluefin Business and to own and use the Bluefin Transferred Assets and the other assets of the Bluefin Group (other than any Ivory Excluded Assets) and the Bluefin Assumed Liabilities, or (b) notifying such Ivory Group member of the revocation, withdrawal, termination, suspension, limitation, variation, amendment or non-renewal of any material Permits necessary for it to conduct the Bluefin Business and to own and use the Bluefin Transferred Assets and the other assets of the Bluefin Group (other than any Ivory Excluded Assets) and the Bluefin Assumed Liabilities.

(b) During the past five years, the Ivory Group and each of its officers, directors, and employees, and to the Knowledge of Ivory, each of its agents and other individuals or entities acting for or on behalf of the Ivory Group (collectively, the “Bluefin Relevant Persons”) in connection with the Bluefin Business, have not taken any action, directly or indirectly, that would result in a violation of any provision of the Anti-Corruption Laws, including offering, paying, promising to pay or authorizing the payment of money or anything of value to a Government Official or any other Person while knowing or having a reasonable belief that all or some portion of it would be given to a Government Official or other Person and used for the purpose of: (i) influencing any act or decision of a Government Official or other Person, including a decision to fail to perform official functions, (ii) inducing any Government Official or other Person to do or omit to do any act in violation of the lawful duty of such official or Person, (iii) securing any improper advantage, or (iv) inducing any Government Official to use influence with any Governmental Authority in order to affect any act or decision of such Governmental Authority, in order to assist the Ivory Group in obtaining or retaining business with, or directing business to, any Person, in each case, in violation of any applicable Anti-Corruption Laws. During the past five years, each of the Bluefin Relevant Persons has not (i) been the subject of a material claim or allegation (from any source) relating to any potential violation of the Anti-Corruption Laws or any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any Government Official, to any political party or official thereof or to any candidate for political office or (ii) received any written notice or communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law.

(c) To the Knowledge of Ivory, during the past five years, none of the Bluefin Relevant Persons has been the subject of a credible claim or allegation (from any source) relating to any potential violation of the Anti-Corruption Laws that had or would be reasonably expected to have a material impact on the Bluefin Business.

(d) During the past five years, neither the Ivory Group nor any of its officers, directors, employees, or to the Knowledge of Ivory, agents and other individuals or entities acting for or on behalf of the Ivory Group, has received any written notice or communication from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any Anti-Corruption Law.

(e) To the Knowledge of Ivory, neither Ivory Parent nor any of its Subsidiaries produce, design, test, manufacture, fabricate, or develop any critical technologies (as defined in 31 C.F.R. 800.215) in connection with the Bluefin Business.

(f) During the past five years, neither the Ivory Group nor, to the Knowledge of Ivory, any of the Ivory Group’s officers, directors, or employees, or the Bluefin Relevant Persons has in the course of such person’s actions for, or on behalf of, the Bluefin Business engaged directly or indirectly in transactions prohibited by any Sanctions and Export Controls. None of the Ivory Group’s officer’s directors, or employees, or the Bluefin Relevant Persons is a Prohibited Person.

(g) During the past five years, there has not been (i) to the Knowledge of Ivory, a credible claim or allegation (from any source) relating to any potential violation of Sanctions and Export Controls that had or would be reasonably expected to have a material impact on the Bluefin Business, or (ii) a written notice or communication received by the Ivory Group from, or voluntary disclosure made by the Ivory Group to, any Governmental Authority regarding any actual, alleged, or potential violation of, or failure to comply with, any Sanctions or Export Controls that had or would be reasonably expected to have a material impact on the Bluefin Business.

(h) The Ivory Group maintains policies and procedures reasonably designed to achieve compliance of the Bluefin Business with Anti-Corruption Laws and Sanctions and Export Controls and, to the Knowledge of Ivory, during the past five years there have been no violations of these policies and procedures that had or would be reasonably expected to have an impact on the Ivory Group that is material to the Bluefin Business.

Section 4.14. Employee Benefit Matters.

(a) Section 4.14(a) of the Ivory Disclosure Letter sets forth, as of the Execution Date, an accurate and complete list of all material Bluefin Plans. With respect to each Bluefin Plan, Ivory Parent has made available to Toro accurate and complete copies of, to the extent applicable, the current material plan documents and all material amendments thereto or a summary of the material benefits under the relevant Bluefin Plan. Each Bluefin Plan has been operated, maintained and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, and each amount due from any Ivory Employer or Bluefin Group member in respect of a Bluefin Plan has in all material respects been paid by the final due date for payment.

(b) Each Bluefin Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code and Section 607(1) of ERISA has been administered in material compliance with, and each Ivory Employer and Bluefin Group member has otherwise materially complied with, (i) the requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder, (ii) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations promulgated thereunder, and (iii) the Medicare Secondary Payor Provisions of Section 1862 of the Social Security Act of 1935, as amended, and the regulations promulgated thereunder. There are no reserves, assets, surpluses or prepaid premiums with respect to any Bluefin Plan that is an employee welfare benefit plan as defined in Section 3(1) of ERISA.

(c) Each Bluefin Plan that is intended to be qualified under Section 401(a) of the Code (i) (A) is the subject of a favorable determination letter from the IRS, (B) is still within the Remedial Amendment Period, or (C) has made application to the IRS for a favorable determination letter within the Remedial Amendment Period or (ii) utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion letter or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. To the Knowledge of Ivory, nothing has occurred that would reasonably be expected to cause the loss of qualification of any such Bluefin Plan.

(d) No Ivory Employer, Bluefin Group member or, to the Knowledge of Ivory, any ERISA Affiliates of any Ivory Employer or Bluefin Group member has engaged in any transaction described in Section 4069 or Section 4204 of ERISA. No Ivory Employer, Bluefin Group member, or, to the Knowledge of Ivory, any of their respective ERISA Affiliates or any Person appointed or otherwise designated to act on behalf of any Ivory Employer or Bluefin Group member, or any of their respective ERISA Affiliates, has engaged in any transactions in connection with any Bluefin Plan that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code.

(e) The ShareMatch Plan was established in accordance with Schedule 2 of the Income Taxation (Earnings and Pensions) Act 2003 (“ITEPA”) and has at all times been operated in accordance with its rules, the terms of the ShareMatch Plan trust and all applicable Laws. No disqualifying event, within the meaning of paragraph 85A, Schedule 2 of ITEPA, has occurred in relation to the ShareMatch Plan and nothing has occurred that would reasonably be expected to prejudice its tax-favored status.

(f) All notices, returns and any other necessary information required to be submitted to HM Revenue and Customs in relation to the Bluefin Plans have been made on a proper basis, within applicable time limits and were accurate and complete when submitted.

(g) No Bluefin Employees have acquired (or been deemed to acquire) any restricted securities (as defined in section 423 of ITEPA) by reason of their employment.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect (A) no individual who has performed services for the Bluefin Business has been improperly excluded from participation in any Bluefin Plan, (B) no Ivory Employer or Bluefin Group member has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any Person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer, (C) no Ivory Employer or Bluefin Group member or, to the Knowledge of Ivory, any ERISA Affiliate of any Ivory Employer or Bluefin Group member or any other Person has engaged in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code involving any Bluefin Plan, and (D) no Ivory Employer or Bluefin Group member, or, to the Knowledge of Ivory, any ERISA Affiliate of any Ivory Employer or Bluefin Group member or any fiduciary, has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Bluefin Plan.

(i) No Bluefin Plan is, or has within the last six years been, and no Bluefin Group member has any Liability with respect to: (i) a “defined benefit plan,” as defined in Section 3(35) of ERISA, that is or was subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan,” as defined in Section 3(37) of ERISA; (iii) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (iv) a “multiple employer plan,” as defined in Section 413(c) of the Code. The execution, delivery, and performance of this Agreement, and the other Transaction Documents, and the consummation and performance of the Transactions will not result in any withdrawal liability under any Bluefin Plan under Part 1 of Subtitle E of Title IV of ERISA. Other than fully insured benefits, all benefits provided by the Bluefin Plans are “money purchase benefits” as defined in Section 181 of the UK Pensions Schemes Act 1993. No Bluefin Group member is or has within the last six years been (x) an employer in any occupational pension scheme which is within the scope of the UK Pensions Regulator’s powers under Sections 38 to 51 of the UK Pensions Act 2004 (y) or (except insofar as relates to the Ivory Retained UK DB Schemes) connected or associated with such an employer. No Bluefin Group member has been issued with a contribution notice or financial support direction by the UK Pensions Regulator in accordance with its powers under Sections 38 to 51 of the UK Pensions Act 2004 and there are no facts or circumstances likely to give rise to the issuance of a contribution notice or financial support direction in which a Bluefin Group member is named. No Bluefin Group member has any liability with respect to pension benefits which are not benefits for old age, invalidity, or survivors as a result of the transfer of an employee’s Contract of employment to a Bluefin Group member under the Transfer Regulations directly by virtue of any such employee having been a member of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the UK Pension Schemes Act 1993) with any former employer prior to such transfer.

(j) No Bluefin Plan provides life insurance or medical benefits to any Bluefin Employee after his or her termination of employment, other than as required by applicable Law, including Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA, and similar national, state or foreign Law.

(k) Each Bluefin Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has in all material respects been operated in good faith compliance with Section 409A of the Code and associated IRS and Treasury Department guidance. No Bluefin Plan is a split dollar life insurance program.

(l) No assets of any Ivory Employer or Bluefin Group member are allocated to or held in a “rabbi trust” or other funding vehicle in respect of any Bluefin Plan other than one qualified under Section 401(a) of the Code. Each Bluefin Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, as described in Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(m) Except with respect to options governed by the Informa 2017 U.S. Employee Stock Purchase Plan, all options to acquire shares of Ivory Common Stock from Ivory under any Ivory Share Plans (such options, the “Ivory Options”) granted to Bluefin Employees that are U.S. taxpayers have been granted having a per share exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying stock on the date the Ivory Option was granted, and have not otherwise been modified within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(n) None of the execution and delivery of this Agreement, the obtaining of the Toro Requisite Vote, or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of any Bluefin Group member or a Bluefin Employee (each, “Bluefin Personnel”) to any material compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any material payment or funding, of any material compensation or material benefits or trigger any other material obligation under any Bluefin Plan, (C) result in any material breach or violation of, or material default under or limit any Ivory Employer’s (or any Bluefin Group member’s) right to amend, modify, terminate or transfer the assets of, any Bluefin Plan, (D) directly or indirectly cause any Ivory Employer or any Bluefin Group member to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Bluefin Plan, or (E) result in any forgiveness of Indebtedness.

Section 4.15. Employment and Labor Matters.

(a) All compensation, including wages, commissions, and bonuses, due and payable to the Bluefin Employees for services performed, have been paid in full other than deferred compensation due on or after retirement, reimbursement of expenses, wages for the current pay period, commission payments for the last outstanding quarter, bonus payments for the previous bonus year, and holiday pay for the current year, in each case except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect, each individual who is providing or has provided services to the Bluefin Business and that has been characterized and treated by any Ivory Employer or Bluefin Group member as an independent contractor is and has been properly treated as an independent contractor under all applicable Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect, each Bluefin Employee who is or was classified by any Ivory Employer or any Bluefin Group member as exempt under the FLSA and state and local wage and hour Laws is and was properly so classified.

(b) During the prior three years and to the Knowledge of Ivory, no allegations of sexual or any other form of harassment that could reasonably be expected to have an Ivory Material Adverse Effect have been made against any Bluefin Personnel.

(c) Ivory Parent and Ivory HoldCo have made available to Toro accurate and complete copies of the current employment agreement of each Bluefin Senior Manager and details of any material amendments or updates to that employment agreement.

(d) No Ivory Employer or Bluefin Group member is a party to or bound by any collective bargaining agreement or any other similar labor agreement with respect to the Bluefin Business or any Bluefin Employee and, to the Knowledge of Ivory, no petition has been filed or Proceedings instituted by any Bluefin Employee or group of such employees with any labor relations board seeking recognition of a bargaining representative within the last three years.

(e) To the Knowledge of Ivory, there is no organizational effort currently being made or threatened by or on behalf of any labor union to organize any Bluefin Employees.

(f) Each Ivory Employer and each Bluefin Group member is, and for the past three years has been in relation to Bluefin Personnel, in compliance with all applicable Laws pertaining to employment and employment practices, including all such Laws relating to fair employment practices, equal employment opportunities, and prohibited discrimination, in each case except where noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect.

(g) There is no pending or, to the Knowledge of Ivory threatened, court, tribunal, or other Proceeding against any Ivory Employer or Bluefin Group member in respect of any Bluefin Personnel, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect.

Section 4.16. Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, an Ivory Material Adverse Effect:

(i) each of the Bluefin Group members has filed with the appropriate Governmental Authority when due (taking into account any extension of time within which to file) all Tax Returns required by applicable Law to be filed by it, and all such Tax Returns are true, correct and complete in all respects;

(ii) all Taxes, whether or not shown as due on such Tax Returns, of each of the Bluefin Group members, and all Taxes related to the Bluefin Business, required to have been paid have been paid in full, except for Taxes being contested in good faith and that, to the extent required by IFRS or GAAP, as applicable, have been provided for in such Persons’ financial statements for their respective last accounting periods that ended before the Execution Date;

(iii) all Taxes of each Bluefin Group member as of the date of the latest balance sheet included in the Subsequent Bluefin Business Financial Statements that are not yet due and payable as of such date will be accrued, to the extent required by IFRS or GAAP, as applicable, on the Subsequent Bluefin Business Financial Statements to be provided with respect to the fiscal quarter ending on such date pursuant to Section 5.14(a) (Delivery of Certain Financial Statements);

(iv) all Taxes required to be deducted, withheld or collected by any of the Bluefin Group members in connection with any amounts paid or owing to, or received or owing from, any employee (including in relation to payroll), creditor, independent contractor, customer or other party have been so deducted, withheld or collected and remitted to the appropriate Governmental Authority, and each of the Bluefin Group members has otherwise complied with all applicable Laws relating to the deduction, withholding, collection and remittance of Taxes (including information reporting requirements);

(v) there is no audit or other Proceeding now pending or that has been proposed in writing with respect to any of the Bluefin Group members in respect of any Tax or any Tax Return;

(vi) (A) there is no outstanding request for any extension of time for any of the Bluefin Group members to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (B) there is no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of any of the Bluefin Group members that is currently in force (other than in connection with an extension of time to file Tax Returns described in clause (A)), and there has been no written request by a Governmental Authority to execute such a waiver or extension; and (C) none of the Bluefin Group members is a party to or bound by any agreement or arrangement providing for the payment or indemnification of Taxes, payment for Tax losses, entitlements or refunds or similar Tax matters (other than (1) customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes or (2) any agreement solely among the Bluefin Group members);

(vii) none of the Bluefin Group members has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);

(viii) there are no Liens in respect of or on account of Taxes on any of the assets or properties of the Bluefin Group members, other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which appropriate reserves have been recorded in Bluefin’s financial statements;

(ix) none of the Bluefin Group members (A) is or has been a member of any affiliated, consolidated, combined, unitary or other group for purposes of filing Tax Returns or paying Taxes (other than any such group the common parent of which at all times has been any of the Bluefin Group members) or (B) has any liability for the Taxes of any Person (other than any of the Bluefin Group members) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by contract (other than customary provisions in commercial contracts entered into in the ordinary course of business and not primarily related to Taxes) or otherwise;

(x) other than in connection with the Separation, within the last two years, none of the Bluefin Group members has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported to or intended to be governed in whole or in part by Section 355(a) of the Code; and

(xi) none of the Bluefin Group members has been notified by any Governmental Authority in a jurisdiction in which such Bluefin Group member does not file a Tax Return that such Bluefin Group member is or may be subject to the imposition of Tax by, or subject to a Tax Return filing requirement in, such jurisdiction.

(b) None of the Bluefin Group members has taken or agreed to take any action, or, after reasonable diligence and in consultation with an internationally recognized law firm or accounting firm, is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Ivory Contribution and the Toro Merger, taken together, from qualifying for the Intended Tax Treatment.

(c) Bluefin is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(d) The representations and warranties set forth in this Section 4.16 and, to the extent relating to Tax matters, Section 4.14 (Employee Benefit Matters), constitute the sole and exclusive representations and warranties of Ivory Parent, Ivory HoldCo, and Bluefin regarding Tax matters.

Section 4.17. Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have an Ivory Material Adverse Effect, (a) all material insurance policies (including “self-insurance programs”) of each Bluefin Group member or of which any Bluefin Group member is a beneficiary (the “Bluefin Insurance Policies”) with respect to the properties, assets, or business of such Bluefin Group member applicable to the Bluefin Business, any of the Bluefin Transferred Assets or any of the Bluefin Assumed Liabilities are in full force and effect and all premiums due and payable thereon have been paid in full when due, (b) no Ivory Group member has received either a written notice that would reasonably be expected to be followed by a written notice of cancellation or a written notice of non-renewal of any Bluefin Insurance Policy and (c) the Bluefin Insurance Policies are sufficient for compliance in all material respects by the Ivory Group with all (i) Laws applicable to the Bluefin Business and (ii) Bluefin Material Contracts. There have been no material claims under the Bluefin Insurance Policies (or predecessor or replacement insurance policies) with respect to the Bluefin Business since January 1, 2021.

Section 4.18. Bluefin Material Customers and Bluefin Material Suppliers.

(a) Schedule 4.18(a) of the Ivory Disclosure Letter sets forth (i) an accurate and complete list of the top 20 customers of the Bluefin Business based on aggregate revenue generated for the Bluefin Business by such customers during the year ended December 31, 2022, and during the 10-month period ended October 31, 2023 (the “Bluefin Material Customers”), and (ii) the dollar amount of revenue attributable to each Bluefin Material Customer that was generated for the Bluefin Business during each such period. Since January 1, 2023, no Bluefin Material Customer has (A) provided any Ivory Group member with notice canceling, terminating, suspending, materially modifying, or confirming a failure to renew, or specifying an intention to cancel, terminate, suspend, materially modify, or fail to renew the business relationship between such Bluefin Material Customer and the Bluefin Business or (B) canceled, terminated, suspended, materially modified or failed to renew any Contract between such Bluefin Material Customer and the relevant Ivory Group member in connection with the Bluefin Business.

(b) Schedule 4.18(b) of the Ivory Disclosure Letter sets forth (i) an accurate and complete list of the top 20 suppliers of the Bluefin Business based on aggregate volume in dollars of purchases from or spent with such suppliers by the Ivory Group with respect to the Bluefin Business during the year ended December 31, 2022, and during the ten-month period ended October 31, 2023 (those suppliers with whom such purchases from or expenditures with during either such time period exceed $1 million, the “Bluefin Material Suppliers”), and (ii) the dollar amount of purchases from or spent with each Bluefin Material Supplier during each such period. Since January 1, 2023, no Bluefin Material Supplier has (A) provided an Ivory Group member with notice canceling, terminating, suspending, materially modifying, or confirming a failure to renew, or specifying an intention to cancel, terminate, suspend, materially modify, or fail to renew the business relationship between such Bluefin Material Supplier and the Bluefin Business or (B) canceled, terminated suspended, materially modified, or failed to renew any Contract between such Bluefin Material Supplier and the relevant Ivory Group member in connection with the Bluefin Business.

Section 4.19. Related Party Transactions. No Bluefin Group member is a party to any Contract or other material business arrangement or relationship with any Ivory Related Party, other than (a) customary employment arrangements and (b) agreements that will be terminated as of or before the Closing as contemplated by Section 8 (Intercompany Accounts and Contracts) of Annex B of the Separation Plan.

Section 4.20. Title to Assets; Sufficiency.

(a) As of immediately prior to the Effective Time, after giving effect to the Separation Documentation (including the Supplemental Transition Services Agreements), Tax Matters Agreement, Transition Services Agreement, Reverse Transition Services Agreement, Brand License Agreement, and Data Sharing Agreement, the Bluefin Group members will have good, valid, and marketable title to, or valid leasehold interests in or a valid right to use, all of their respective assets (other than any Ivory Excluded Assets), including the Bluefin Transferred Assets, in each case as such assets are currently being used, free and clear of all Liens (except for Permitted Liens).

(b) As of the Effective Time, the assets of the Bluefin Group (including the Bluefin Transferred Assets after giving effect to the Separation), together with the licenses, services, and other rights to be made available pursuant to this Agreement and the other Transaction Documents, (i) will comprise all of the assets necessary in all material respects to the conduct of the Bluefin Business on the Execution Date, and (ii) will be sufficient to permit the Bluefin Group members to operate the Bluefin Business (A) in compliance with all applicable Laws and Orders in all material respects and (B) in a manner consistent in all material respects with the operation of the Bluefin Business on the Execution Date and immediately prior to the Effective Time, in each case modified to give effect to the Separation Documentation (including Supplemental Transition Services Agreements), Transition Services Agreement, Reverse Transition Services Agreement, Brand License Agreement, and Data Sharing Agreement. As of immediately after the Effective Time, the assets, properties, and rights of CombineCo and its Subsidiaries (including the Bluefin Group members), together with the licenses, services, and other rights to be made available pursuant to this Agreement and the other Transaction Documents (including the rights of CombineCo and its Affiliates under this Agreement and the other Transaction Documents), will include all of the material assets, properties, and rights (including all Intellectual Property assets) of any Ivory Group member in existence as of immediately prior to the Effective Time that were used or held for use in the Bluefin Business.

Section 4.21. Brokers and Finders. None of Ivory Parent, Ivory HoldCo, or any Bluefin Group member has employed any broker or finder or incurred any liability for any brokerage fees, commissions, or finders’ fees in connection with the Transactions, except that Ivory Parent has engaged Centerview Partners as its financial advisor, the fees and commissions of which shall be borne wholly by Ivory Parent.

Section 4.22. Independent Investigation. In entering into this Agreement, Ivory Parent, Ivory HoldCo, and Bluefin acknowledge and agree that they have relied solely upon the representations and warranties of Toro, CombineCo, and Toro Merger Sub expressly set forth in Article III, or in a certificate delivered pursuant to this Agreement, and not on any other factual representations or opinions or other representations or warranties of Toro or its Representatives or of any other Person.

Section 4.23. Financing. Ivory Parent has, and will have at the Closing, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to make the Ivory Cash Payment at the Closing to the extent required pursuant to the terms of this Agreement, and to pay its fees and expenses. Ivory Parent and Ivory HoldCo acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining financing.

Section 4.24. No Other Representations and Warranties.

(a) Except for the representations and warranties of Ivory Parent, Ivory HoldCo, and Bluefin expressly set forth in this Article IV, or in a certificate delivered pursuant to this Agreement, none of Ivory Parent, Ivory HoldCo, Bluefin, or any other Person on behalf of Ivory Parent, Ivory HoldCo, or Bluefin, is making, and none of them has made, any express or implied representation or warranty with respect to Ivory Parent, Ivory HoldCo, or Bluefin or with respect to the accuracy or completeness of any other information provided to Toro, CombineCo, Toro Merger Sub, or any of their Affiliates or Representatives, including with respect to their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or otherwise in connection with the Transactions.

(b) Ivory Parent, Ivory HoldCo, and Bluefin each acknowledges and agrees that except for the representations and warranties of Toro, CombineCo, and Toro Merger Sub expressly set forth in Article III, or in a certificate delivered pursuant to this Agreement, (i) none of Toro, CombineCo, Toro Merger Sub, or any of their Affiliates is making, and none of them has made, any express or implied representation or warranty with respect to the Toro, CombineCo, Toro Merger Sub, or any such Affiliate or with respect to the accuracy or completeness of any other information provided to Ivory Parent, Ivory HoldCo, Bluefin, or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), or prospects, or otherwise in connection with the Transactions, and none of Ivory Parent, Ivory HoldCo, Bluefin, or their Affiliates or Representatives is relying on any express or implied representation or warranty of Toro, CombineCo, Toro Merger Sub, or any of their Affiliates except for those expressly set forth in Article III, or in a certificate delivered pursuant to this Agreement and (ii) no Person has been authorized by Toro, CombineCo, Toro Merger Sub, or any of their Affiliates to make any representation or warranty relating to Toro, CombineCo, Toro Merger Sub, or any of their Affiliates, including with respect to their businesses or otherwise in connection with the Transactions, and if made, such representation or warranty has not been and shall not be relied upon by Ivory Parent, Ivory HoldCo, or Bluefin.

(c) Nothing in this Agreement shall limit the rights of any party to this Agreement against any other party to this Agreement in the case of actual, fraudulent breach by the other party to this Agreement of any of such other party’s express representations and warranties set forth in this Agreement.

ARTICLE V

Covenants

Section 5.01. Interim Operations of Toro.

(a) Toro covenants and agrees that, from and after the Execution Date and prior to the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article VII, except (i) with the prior written approval of Ivory HoldCo, which approval shall not be unreasonably withheld, conditioned, or delayed, (ii) to the extent required by applicable Law, (iii) to the extent expressly required or expressly permitted pursuant to this Agreement, or (iv) to the extent set forth in Section 5.01(a) of the Toro Disclosure Letter, Toro shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to conduct the Toro Business in the ordinary course of business consistent with past practice (except with respect to actions or omissions that constitute COVID-19 Measures, following reasonable prior consultation with Ivory HoldCo), and Toro shall, and shall cause its Subsidiaries to, subject to compliance with the specific matters set forth below, use commercially reasonable efforts to preserve the organization of such businesses intact and maintain the existing relations and goodwill of such businesses with Governmental Authorities, customers, suppliers, distributors, licensors, creditors, lessors, employees, business associates, and others having material business dealings with such businesses and to keep available the services of the employees and representatives of Toro and its Subsidiaries.

(b) Without limiting the generality of, and in furtherance of, the foregoing, Toro covenants and agrees that from and after the Execution Date and prior to the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article VII, except (i) with the prior written approval of Ivory HoldCo, which approval shall not be unreasonably withheld, conditioned, or delayed, (ii) to the extent required by applicable Law, (iii) to the extent expressly required or expressly permitted pursuant to this Agreement, or (iv) to the extent set forth in Section 5.01(b) of the Toro Disclosure Letter, Toro shall not and shall not permit any of its Subsidiaries to:

(i) (A) amend its certificate of incorporation or bylaws (or comparable organizational documents) (other than ordinary course of business amendments to the organizational documents of any Subsidiary of Toro that would not prevent, delay, or impair the Toro Merger or the other Transactions), (B) split, combine, subdivide, or reclassify its outstanding shares of capital stock or other equity interests or rights (except for any such transaction by a wholly owned Subsidiary of Toro that remains a wholly owned Subsidiary after consummation of such transaction), (C) declare, set aside, or pay any dividend or distribution payable in cash, stock, or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect, wholly owned Subsidiary of Toro to another direct or indirect, wholly owned Subsidiary of Toro or to Toro), (D) enter into any agreement with respect to the voting of its capital stock or other equity interests, or (E) purchase, repurchase, redeem, or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (i) purchases, repurchases, redemptions, or other acquisitions of securities of any wholly owned Subsidiary of Toro by Toro or any other wholly owned Subsidiary thereof or to the extent required pursuant to the terms of any Toro Plan in effect as of the Execution Date, or (ii) in the ordinary course of business consistent with past practice, the acquisition of securities from (1) holders of Toro Options in full or partial payment of the exercise price therefor to the extent required under the terms thereof, (2) holders of Toro Equity Awards in full or partial payment of any applicable Taxes payable by such holder upon exercise or settlement thereof, as applicable, to the extent required under the terms thereof, or (3) current or former employees, directors and consultants of Toro to the extent required under the terms of agreements in effect on the Execution Date providing for the repurchase of shares or forfeiture of shares, in each case under this clause (3) in connection with any termination of services to Toro or any of its Subsidiaries);

(ii) (A) merge or consolidate with any other Person, or restructure, reorganize, or completely or partially liquidate or dissolve (other than mergers or consolidations of one or more wholly owned Subsidiaries of Toro with one or more other wholly owned Subsidiaries of Toro); or (B) acquire (including by way of merger, consolidation, or acquisition of stock or assets, but excluding any acquisition of one or more wholly owned Subsidiaries of Toro by one or more other wholly owned Subsidiaries of Toro) any corporation, partnership, limited liability company, other business organization, or any division or material amount of assets thereof;

(iii) except as expressly required by any Toro Plan as in effect on the Execution Date: (A) establish, adopt, amend, or terminate any material Toro Plan or amend the terms of any outstanding equity-based awards, (B) grant or provide any transaction or retention bonuses to any director, officer, employee, former employee, or other service provider of Toro or any of its Subsidiaries, (C) increase the salary, fees, compensation, bonus, or pension, welfare, or other material benefits of any director, officer, employee, or former employee of Toro or any of its Subsidiaries (other than a Toro Senior Manager) except in the ordinary course of business consistent with past practice, (D) in relation to the Toro Senior Managers, increase salary, fees, compensation, bonus, or pension, welfare, or other material benefits, (E) increase the severance or termination payment method of calculation (except where this is required in accordance with applicable Law), or materially change the benefits payable to any director, officer, employee, former employee, or other service provider of Toro or any of its Subsidiaries, (F) take any action to accelerate the vesting or payment of compensation or benefits under any Toro Plan (including any equity-based awards), (G) change any actuarial or other assumptions used to calculate funding obligations with respect to any Toro Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (H) forgive any loans to directors, officers, employees, or former employees of Toro or any of its Subsidiaries, or (I) take any action to fund or in any other way secure the payment of salary, fees, compensation, or benefits under any employee plan, agreement, Contract or arrangement or benefit plan, other than payment of premiums due or contributions owed in the ordinary course of business;

(iv) hire any employee to a Toro Management Team Role; terminate (without cause) any Toro Senior Manager; or amend any material terms and conditions of employment of any Toro Senior Manager;

(v) incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, except (A) in the ordinary course of business consistent with past practice in a principal amount not to exceed $25 million in the aggregate at any time outstanding, together with any amounts outstanding under clause (E) below, on prevailing market terms or on terms substantially consistent with or more beneficial to Toro and its Subsidiaries, taken as a whole, than existing Indebtedness, and with a maturity date no more than ten years after the date of the Contract evidencing such Indebtedness, (B) in replacement of, or to refinance, existing Indebtedness on then-prevailing market terms or on terms substantially consistent with or more beneficial to Toro and its Subsidiaries, taken as a whole, than the Indebtedness being replaced or refinanced, and in each case with a maturity date no more than ten years after the date of the Contract evidencing such Indebtedness, (C) intercompany Indebtedness, (D) (1) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds, or similar credit support instruments, and (2) overdraft facilities or cash management programs, in each case issued, made, or entered into in the ordinary course of business consistent with past practice, (E) commercial paper issued in the ordinary course of business consistent with past practice in a principal amount not to exceed $25 million in the aggregate at any time outstanding, together with any amounts outstanding under clause (A) above, (F) hedging in compliance with the hedging strategy of Toro as of the Execution Date in the ordinary course of business consistent with past practice and not for speculative purposes, (G) with respect to the New Debt Facility or the Ivory Credit Facility, and (H) purchase money Indebtedness and lease financing in the ordinary course of business consistent with past practice;

(vi) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien (other than a Permitted Lien) upon, or otherwise dispose of any material Intellectual Property or any other material properties or assets, other than licenses of Intellectual Property in the ordinary course of business consistent with past practice;

(vii) issue, deliver, sell, grant, transfer, or encumber, or authorize any of the foregoing with respect to, any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for, or any options, warrants, or other rights to acquire any such shares or other equity interests, except by wholly owned Toro Subsidiaries to Toro or to any other wholly owned Toro Subsidiary; provided, however, that Toro may issue shares of Toro Common Stock (A) pursuant to the terms of any Toro Plan in effect as of the Execution Date and (B) if applicable, to satisfy its obligations under the terms of the Toro Convertible Notes in effect as of the Execution Date;

(viii) make any material change with respect to its financial accounting policies or procedures, except as required by GAAP (or any interpretation thereof) or by applicable Law;

(ix) (A) make, change or revoke any material Tax election, (B) file any material amended Tax Return, (C) settle or compromise any material Tax liability, (D) surrender any right to claim a material Tax refund, (E) waive or extend any statute of limitations relating to any material Tax or material Tax Return (other than in connection with an extension of time to file Tax Returns obtained in the ordinary course of business), (F) enter into any voluntary disclosure agreement or similar agreement or program with any Governmental Authority implicating any material Taxes, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar agreement under U.S. state or local or non-U.S. Law, with respect to a material Tax liability), or (H) change any material Tax accounting period or any material method of Tax accounting;

(x) enter into any new line of business, other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of Toro and its Subsidiaries as of the Execution Date;

(xi) make any loans, advances, or capital contributions to, or investments in, any Person (other than loans, advances, or capital contributions to or from Toro or any of its wholly owned Subsidiaries, to or from Toro or any of its wholly owned Subsidiaries, in the ordinary course of business consistent with past practice);

(xii) (A) amend or modify in any material respect, or terminate (where the determination is unilateral by Toro or any of its Subsidiaries) any Material Contract, or waive, release or assign any material rights, claims or benefits under any Material Contract, (B) enter into any Contract that would have been a Material Contract had it been entered into prior to the Execution Date; other than in any such case in the ordinary course of business consistent with past practice and provided, however, that no such Contract shall purport to bind Ivory or any of its Affiliates (other than Toro and its Subsidiaries after the Closing); provided, further, that for the avoidance of doubt, this Section 5.01(b)(xii) shall not prohibit or restrict any Toro Plans, which are the subject of Section 5.01(b)(iii);

(xiii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation, or other proceedings before or threatened to be brought before a Governmental Authority, other than any settlement in an amount not in excess of $5 million individually or $15 million in the aggregate; provided, however, that such settlement does not involve any non–de minimis injunctive or equitable relief or impose any non–de minimis restrictions on the business activities of Toro or its Subsidiaries;

(xiv) establish, adopt, extend, amend, or terminate any collective bargaining agreement or other agreement with any labor union, labor organization, works council, or other employee representative body, or recognize any labor union or labor organization as the bargaining representative for any Toro Personnel;

(xv) adopt a stockholder rights plan (or other similar agreement, plan, or arrangement having a similar intent, purpose or effect) that would be triggered (or whose rights would be affected in any way) by the consummation of the Transactions; or

(xvi) agree, resolve, or commit to do any of the foregoing.

Section 5.02. Interim Operations of Bluefin.

(a) Ivory Parent covenants and agrees that, from and after the Execution Date and prior to the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article VII, except (i) with the prior written approval of Toro, which approval shall not be unreasonably withheld, conditioned, or delayed, (ii) to the extent required by applicable Law, (iii) to the extent expressly required or expressly permitted pursuant to this Agreement, (iv) to effect the Separation in accordance with the Separation Plan and the Separation Documentation, or (v) to the extent set forth in Section 5.02(a) of the Ivory Disclosure Letter, Ivory Parent shall, and shall cause each of its Subsidiaries to, in each case solely to the extent related to the Bluefin Business, use its commercially reasonable efforts to conduct the Bluefin Business in the ordinary course of business consistent with past practice (except with respect to actions or omissions that constitute COVID-19 Measures, following reasonable prior consultation with Toro), and Ivory Parent shall, and shall cause each of its Subsidiaries to, in each case solely to the extent related to the Bluefin Business, subject to compliance with the specific matters set forth below, use commercially reasonable efforts to preserve the organization of the Bluefin Business intact and maintain the existing relations and goodwill of the Bluefin Business with Governmental Authorities, customers, suppliers, distributors, licensors, creditors, lessors, employees, business associates, and others having material business dealings with the Bluefin Business and to keep available the services of the employees and representatives of the Bluefin Group members.

(b) Without limiting the generality of, and in furtherance of, the foregoing, Ivory Parent covenants and agrees that from and after the Execution Date and prior to the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article VII, except (i) with the prior written approval of Toro, which approval shall not be unreasonably withheld, conditioned, or delayed, (ii) to the extent required by applicable Law, (iii) to the extent expressly required or expressly permitted by this Agreement, (iv) to effect the Separation in accordance with the Separation Plan and the Separation Documentation, or (v) to the extent set forth in Section 5.02(b) of the Ivory Disclosure Letter, Ivory Parent shall not, and shall not permit its Subsidiaries to, solely to the extent related to the Bluefin Business, and shall not permit the Bluefin Group members to:

(i) (A) amend any such Bluefin Group member’s certificate of incorporation or bylaws (or comparable organizational documents) (other than amendments that would not prevent or delay the Separation, the Ivory Contribution, or the other Transactions), (B) split, combine, subdivide, or reclassify any such Bluefin Group member’s outstanding shares of capital stock or other equity interests or rights (except for any such transaction by a Bluefin Group member that remains a Bluefin Group member after consummation of such transaction), (C) enter into any agreement with respect to the voting of its capital stock or other equity interests of any such Bluefin Group member, or (D) purchase, repurchase, redeem, or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interest of any such Bluefin Group member (other than (i) purchases, repurchases, redemptions, or other acquisitions of securities of any Bluefin Group member or to the extent required pursuant to the terms of any Ivory Share Plan in effect as of the Execution Date, or (ii) in the ordinary course of business consistent with past practice, the acquisition of securities from (1) Bluefin Employees who are holders of Ivory Options in full or partial payment of the exercise price therefor, (2) Bluefin Employees who are holders of Ivory equity awards in full or partial payment of any applicable Taxes payable by such holders upon exercise or settlement thereof, as applicable, to the extent required or permitted under the terms thereof, or (3) current or former employees, directors, and consultants of the Bluefin Business in accordance with agreements in effect on the Execution Date providing for the repurchase of securities or forfeiture of securities, in each case under this clause (3) in connection with any termination of services to the Bluefin Business);

(ii) cause or permit any Bluefin Group member to (A) merge or consolidate with any other Person, or restructure, reorganize, or completely or partially liquidate or dissolve; or (B) acquire (including by way of merger, consolidation, or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization, or any division or material amount of assets thereof;

(iii) except as expressly required by any Bluefin Plan as in effect on the Execution Date and in relation to the Bluefin Retention Awards: (A) grant or provide any transaction or retention bonuses to any Bluefin Employee or Former Employee, (B) increase the salary, fees, compensation, bonus, or pension, welfare, or other material benefits of any Bluefin Employee or Former Employee, except in the ordinary course of business consistent with past practice, (C) in relation to the Bluefin Senior Managers, increase salary, fees, compensation, bonus, or pension, welfare, or other material benefits, (D) increase the severance or termination payment method of calculation (except where this is required in accordance with applicable Law) or materially change the benefits payable to any Bluefin Employee or Former Employee, (E) take any action to accelerate the vesting or payment of compensation or benefits under any Bluefin Plan (including any equity-based awards), (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Bluefin Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, (G) forgive any loans to any Bluefin Employees or Former Employees, or (H) take any action to fund or in any other way secure the payment of salary, fees, compensation or benefits under any employee plan, agreement, Contract or arrangement or benefit plan, other than payment of premiums due or contributions owed in the ordinary course of business;

(iv) hire any employee to a Bluefin Management Team Role; terminate (without cause) any Bluefin Senior Manager; or amend any material terms and conditions of employment of any Bluefin Senior Manager;

(v) cause or permit any Bluefin Group member to incur any Indebtedness or issue any warrants or other rights to acquire any Indebtedness, other than in the ordinary course of business consistent with past practice;

(vi) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien), or otherwise dispose of any material Intellectual Property or any other material properties or assets, in each case to the extent included in Bluefin Business Intellectual Property, other than licenses of Intellectual Property in the ordinary course of business consistent with past practice;

(vii) cause or permit any Bluefin Group member to issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer, or encumbrance of, any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for, or any options, warrants, or other rights to acquire, any such shares or equity interests;

(viii) cause or permit any Bluefin Group member to make any material change with respect to its financial accounting policies or procedures, except as required by changes in IFRS or GAAP, as applicable (or any interpretation thereof) or by applicable Law;

(ix) cause or permit any Bluefin Group member to (A) make, change or revoke any material Tax election other than in connection with the Separation, (B) file any material amended Tax Return, (C) settle or compromise any material Tax liability, (D) surrender any right to claim a material Tax refund, (E) waive or extend any statute of limitations relating to any material Tax or material Tax Return (other than in connection with an extension of time to file Tax Returns obtained in the ordinary course of business), (F) enter into any voluntary disclosure agreement or similar agreement or program with any Governmental Authority implicating any material Taxes, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar agreement under U.S. state or local or non-U.S. Law, with respect to a material Tax liability), or (H) change any material Tax accounting period or any material method of Tax accounting other than in connection with the Separation; provided, for avoidance of doubt, that Ivory Parent may (and may permit its Subsidiaries to) take any of the foregoing actions that pertains to Taxes or a Tax Return not primarily related to the Bluefin Business;

(x) cause or permit any Bluefin Group member to enter into any new line of business, other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of the Bluefin Business as of the Execution Date;

(xi) cause or permit any Bluefin Group member to make any loans, advances, or capital contributions to, or investments in, any Person (other than loans, advances, or capital contributions among Bluefin Group members in the ordinary course of business consistent with past practice);

(xii) (A) amend or modify in any material respect, or terminate (where the determination is unilateral by a Bluefin Group member) any Bluefin Material Contract or waive, release, or assign any material rights, claims, or benefits under any Bluefin Material Contract, (B) enter into any Contract that would have been a Bluefin Material Contract had it been entered into prior to the Execution Date other than in any such case in the ordinary course of business consistent with past practice; provided, however, for the avoidance of doubt, that this Section 5.02(b)(xii) shall not prohibit or restrict any employee benefit plan operated by the Ivory Retained Group that is not a Bluefin Plan;

(xiii) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation, or other proceedings before or threatened to be brought before a Governmental Authority to the extent related to the Bluefin Business, other than any settlement (A) with respect to any Ivory Excluded Litigation or (B) in an amount not in excess of $5 million individually or $15 million in the aggregate; provided, however, that such settlements do not involve any non–de minimis injunctive or equitable relief or impose non–de minimis restrictions on the Bluefin Business or the Bluefin Group members;

(xiv) establish, adopt, extend, amend, or terminate any collective bargaining agreement or other agreement with any labor union, labor organization, works council, or other employee representative body, or recognize any labor union or labor organization as the bargaining representative for any Bluefin Employees;

(xv) enter into any Contract between any Bluefin Group member, on the one hand, and any Ivory Retained Group member, on the other hand (whether or not involving any other third party), that is not on arms-length terms with respect to the Bluefin Business, other than any such Contracts that will not survive after the Closing and for which any Liabilities thereunder shall be Ivory Excluded Liabilities; or

(xvi) agree, resolve, or commit to do any of the foregoing.

For purposes of this Section 5.02(b) only, “Former Employee” shall mean an employee who would have been a Bluefin Employee had their employment not been terminated.

Section 5.03. Toro Acquisition Proposals.

(a) Toro shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately after the Execution Date: (i) cease and cause to be terminated any solicitation, knowing encouragement, discussions, or negotiations with any Persons conducted before the execution of this Agreement with respect to any Toro Acquisition Proposal; (ii) instruct or otherwise request each Person who, within the 12 months immediately preceding the Execution Date, has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Toro Acquisition Proposal, to return or destroy all such confidential information or documents previously furnished in connection therewith together with any material incorporating any such information that is in the possession of such Person or its Representatives; and (iii) terminate access by all Persons (other than Ivory Parent, its Subsidiaries, and their respective Representatives) to any physical or electronic data rooms relating to any actual or potential Toro Acquisition Proposal.

(b) Except as expressly permitted by this Section 5.03, none of Toro, its Subsidiaries, or its or their respective Representatives shall, directly or indirectly: (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Toro Acquisition Proposal; (ii) engage or otherwise participate in any discussions or negotiations relating to any Toro Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Toro Acquisition Proposal; (iii) provide any information or data to any Person in connection with any Toro Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Toro Acquisition Proposal; or (iv) otherwise knowingly facilitate any effort or attempt to make a Toro Acquisition Proposal.

(c) Notwithstanding the provisions of Section 5.03(b) but subject to the other provisions of this Section 5.03(c), before (but not after) the Toro Requisite Vote is obtained, Toro and its Representatives may refer any Person who makes an unsolicited Toro Acquisition Proposal after the Execution Date to this Section 5.03 and, in response to an unsolicited, bona fide written Toro Acquisition Proposal made after the Execution Date (i) contact the Person who made the Toro Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof; (ii) provide access to information regarding Toro or any of its Subsidiaries in response to a request therefor to the Person who made such Toro Acquisition Proposal and such Person’s Representatives; provided, however, that no such access may be provided unless (x) the information has previously been, or is concurrently, made available to Ivory Parent and (y) before furnishing any non-public information, Toro receives from the Person who made such Toro Acquisition Proposal an executed confidentiality or non-disclosure agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement (it being understood that such confidentiality or non-disclosure agreement need not contain a “standstill” or similar obligations to the extent that Ivory Parent, Ivory HoldCo, Bluefin, and their respective Affiliates are, concurrently with the execution by Toro or any of its Subsidiaries of such confidentiality or non-disclosure agreement, released from any direct or indirect “standstill” or other similar obligations in the Confidentiality Agreement); provided, further, that Toro may not furnish information with respect to Ivory Parent or any of Ivory Parent’s Subsidiaries if and to the extent that doing so is prohibited under the Confidentiality Agreement; (iii) participate in discussions or negotiations with any such Person and its Representatives regarding such Toro Acquisition Proposal; provided that Toro and its Representatives shall not take any action described in clause (ii) or (iii) above unless before taking the action, the Board of Directors of Toro determines in good faith after consultation with outside legal counsel that (A) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) based on the information then available and after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, such Toro Acquisition Proposal either constitutes a Toro Superior Proposal or could reasonably be expected to result in a Toro Superior Proposal.

(d) Toro shall promptly notify Ivory Parent if Toro, any of its Affiliates, or any of their respective Representatives receives (i) any inquiries, proposals, or offers with respect to a Toro Acquisition Proposal, (ii) any requests for non-public information in connection with any Toro Acquisition Proposal, or (iii) any requests to initiate or continue discussions or negotiations that could reasonably be expected to lead to any Toro Acquisition Proposal. Any such notification by Toro shall include the name of the Person making the inquiry, proposal, offer, or request and the material terms and conditions thereof (including, if applicable, copies of any written inquiries, proposals, offers, or requests, including proposed forms of agreements). Toro shall keep Ivory Parent informed, on a reasonably current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations (including any change in Toro’s intentions that Toro may have previously disclosed to Ivory Parent).

(e) Except as permitted by Section 5.03(f), the Board of Directors of Toro (including any committee of the Board of Directors) shall not (i) withhold, withdraw, qualify, or modify (or publicly propose or resolve to withhold, withdraw, qualify, or modify), in a manner adverse to Ivory Parent or Ivory HoldCo, the Toro Recommendation (it being understood that if any Toro Acquisition Proposal structured as a tender or exchange offer is commenced, the failure of the Board of Directors of Toro to recommend against acceptance of such tender or exchange offer by the Toro stockholders within ten business days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act shall be considered a modification adverse to Ivory Parent and Ivory HoldCo); or (ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement, or other agreement (other than a confidentiality or non-disclosure agreement referred to in Section 5.03(c) executed in compliance with Section 5.03(c)) relating to any Toro Acquisition Proposal (a “Toro Alternative Acquisition Agreement”).

(f) Notwithstanding the provisions of Section 5.03(e), but subject to the other provisions of this Section 5.03(f), before (but not after) the Toro Requisite Vote is obtained, (i) the Board of Directors of Toro (or any committee thereof) may withhold, withdraw, qualify, or modify the Toro Recommendation or recommend or otherwise declare advisable any Toro Acquisition Proposal made after the Execution Date that did not result from or in connection with a material breach of this Agreement, (a “Toro Change in Recommendation”), if (A) in the case of such an action taken in connection with a Toro Acquisition Proposal, the Toro Acquisition Proposal is not withdrawn and the Board of Directors of Toro determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that such Toro Acquisition Proposal constitutes a Toro Superior Proposal, and (B) in all cases, the Board of Directors of Toro determines in good faith, after consultation with outside counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law (it being understood that a customary “stop, look, and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not, in and of itself, constitute a Toro Change in Recommendation), and (ii) Toro may terminate this Agreement in accordance with Section 7.03(b) and concurrently with such termination simultaneously cause Toro to enter into an Toro Alternative Acquisition Agreement providing for a Toro Superior Proposal that did not result from or in connection with a material breach of this Agreement (a “Toro Superior Proposal Termination”); provided, however, that no Toro Change in Recommendation or Toro Superior Proposal Termination may be made until after at least five business days following Ivory Parent’s receipt of written notice from Toro advising that Toro’s Board of Directors intends to take such action and the basis therefor (which notice shall include (A) if applicable, copies of any such Toro Superior Proposal, any proposed Toro Alternative Acquisition Agreement, and any other relevant proposed transaction agreements, (B) if applicable, the identity of the Person who made such Toro Superior Proposal and the material terms and conditions thereof, and (C) in the case of notice given other than in connection with a Toro Superior Proposal, a reasonably detailed description of the development or change in connection with which Toro’s

Board of Directors has given such notice). After providing such notice and before effecting such Toro Change in Recommendation or Toro Superior Proposal Termination, (I) Toro shall, during such five business day–period, negotiate in good faith with Ivory Parent and its Representatives, to the extent Ivory Parent wishes to negotiate, with respect to any revisions to the terms of the transactions contemplated by this Agreement that may be proposed by Ivory Parent, and (II) in determining whether it may still under the terms of this Agreement make a Toro Change in Recommendation or effect a Toro Superior Proposal Termination, the Board of Directors of Toro shall take into account any changes to the terms of this Agreement proposed by Ivory Parent and any other information provided by Ivory Parent in response to such notice during such five business day–period. Any amendment to the financial terms or conditions or other material terms of any Toro Acquisition Proposal will be deemed to be a new Toro Acquisition Proposal for purposes of this Section 5.03(f), including with respect to the notice period referred to in this Section 5.03(f), except that the five business day–period shall be three business days for such purposes in any such case.

(g) From the Execution Date until the Effective Time, (i) Toro and its Board of Directors shall not take any action to exempt any person from the restrictions on “business combinations” contained in Section 203 of the DGCL or otherwise cause such restrictions not to apply, (ii) Toro shall not terminate, amend, modify, or waive any provision of any “standstill” or similar obligation to which Toro or any of its Subsidiaries is a party, and (iii) if and to the extent requested by Ivory Parent, Toro shall enforce under applicable Law the provisions of any such agreement, but any cost of litigation commenced and pursued as requested by Ivory Parent shall be borne by Ivory Parent. Notwithstanding the foregoing, Toro may take (or in the case of clause (iii), not take) any action described in the preceding sentence if Toro’s Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action (or taking such action) would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Toro shall advise Ivory Parent in advance that Toro is taking such action and the identity of the Person with respect to which Toro is taking such action; provided, further, that the foregoing shall not prevent Toro from permitting a Person to orally request the waiver of a “standstill” or similar obligation.

(h) Nothing contained in this Section 5.03 shall prohibit Toro from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Toro Acquisition Proposal; provided, however, that this paragraph (h) shall not be deemed to permit Toro or Toro’s Board of Directors to effect a Toro Change in Recommendation other than in accordance with Section 5.03(f) (it being understood that any such communication that expressly reaffirms the Toro Recommendation shall be deemed not to be a Toro Change in Recommendation).

Section 5.04. Registration Statement and Proxy Statement; Information Supplied.

(a) As promptly as reasonably practicable following the Execution Date, (i) Toro and CombineCo shall prepare and file with the SEC a proxy statement and prospectus to be sent to the Toro stockholders relating to the Toro Stockholders Meeting (the “Proxy Statement”), and (ii) CombineCo shall prepare and file with the SEC a Registration Statement on Form S-4 to register under the Securities Act the issuance of shares of CombineCo Common Stock in connection with the Ivory Contribution and the conversion of the issued and outstanding shares of Toro Common Stock into the right to receive shares of CombineCo Common Stock in connection with the Toro Merger (including the Proxy Statement constituting a part thereof, the “Registration Statement”). Each of the parties hereto shall use its respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act and the Exchange Act, as applicable, as promptly as practicable after such filing. Promptly after the Registration Statement is declared effective under the Securities Act, Toro shall mail the Proxy Statement to its stockholders. Each of the parties hereto shall use their respective reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements (if any) in connection with the Transactions and pay all expenses incident thereto.

(b) No filing of, or amendment or supplement to, the Registration Statement will be made by CombineCo, and no filing of, or amendment or supplement to, the Proxy Statement will be made by Toro, in each case without providing the other parties hereto a reasonable opportunity to review and comment thereon (other than, in the case of the Proxy Statement and the Registration Statement, any filing, amendment or supplement in connection with a Toro Change in Recommendation). Each of the parties shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not readily publicly available. Each of the parties shall furnish all information concerning such Person and its Affiliates to the other and shall provide such other assistance as may be reasonably requested by the other to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Proxy Statement, the Registration Statement, and the resolution of any comments received from the SEC. If at any time prior to the receipt of the Toro Requisite Vote, any information relating to Toro, CombineCo, Ivory Parent, Ivory HoldCo, Bluefin, or any of their respective Affiliates, directors, or officers, is discovered by Toro, CombineCo, Ivory Parent or Ivory HoldCo that is required to be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Toro stockholders. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all material correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Registration Statement, or the Transactions and (ii) all orders of the SEC relating to the Registration Statement. No response to any comments from the SEC or its staff relating to the Proxy Statement or the Registration Statement will be made by Toro or CombineCo, in each case without providing Ivory HoldCo a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC. The parties will cause the Proxy Statement and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 5.05. Toro Stockholders Meeting.

(a) As promptly as reasonably practicable after the date the Registration Statement is declared effective, Toro shall take all action necessary in accordance with applicable Laws and Toro’s certificate of incorporation and bylaws, to duly convene and hold a meeting of the holders of shares of Toro Common Stock for the purpose of obtaining the Toro Requisite Vote (the “Toro Stockholders Meeting”). Unless otherwise agreed to by Ivory Parent and subject to the other provisions of this Section 5.05, the Toro Stockholders Meeting shall be held not more than 45 days after the date the Registration Statement is declared effective.

(b) Except as otherwise permitted by Section 5.03(f), (i) Toro’s Board of Directors shall include the Toro Recommendation in the Proxy Statement and recommend at the Toro Stockholders Meeting that the holders of shares of Toro Common Stock adopt this Agreement, and (ii) Toro and Toro’s Board of Directors shall use their reasonable best efforts to solicit and obtain the Toro Requisite Vote.

(c) Toro may adjourn or postpone the Toro Stockholders Meeting on one or more occasions to a date not more than 20 days after the date for which the Toro Stockholders Meeting was originally scheduled (in addition to any adjournments or postponements required by applicable Law) if Toro or Ivory Parent reasonably determines that (i) sufficient votes to obtain the Toro Requisite Vote have not been obtained or (ii) an insufficient number of shares of Toro Common Stock will be represented to constitute a quorum necessary to conduct the business of the Toro Stockholders Meeting. Toro also may postpone or adjourn the Toro Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Toro has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Toro stockholders prior to the Toro Stockholders Meeting. After Toro has established a record date for the Toro Stockholders Meeting (which record date shall be established in consultation with and after reasonably taking into account any input from Ivory Parent), Toro shall not change the record date without the prior written consent of Ivory Parent, unless required to do so by applicable Law or Toro’s bylaws.

(d) Notwithstanding any Toro Change in Recommendation, Toro shall nonetheless submit this Agreement to the holders of shares of Toro Common Stock for adoption, unless this Agreement is terminated in accordance with Article VII prior to the Toro Stockholders Meeting.

Section 5.06. Reasonable Best Efforts; Filings; Other Actions; Notification.

(a) Toro and Ivory Parent shall, subject to Section 5.03, cooperate with each other and use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws and Orders to consummate the Ivory Contribution, the Merger, and the other Transactions prior to the Termination Date, including (1) obtaining any third-party consents (other than Governmental Consents) to consummate the Ivory Contribution, the Toro Merger, or any of the other Transactions and (2) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, and other filings (including by filing as soon as reasonably practicable (and in any event within 20 business days) after the Execution Date the notification and report form required to be filed under the HSR Act) to obtain prior to the Termination Date (x) the expiration of the waiting period under the HSR Act and (y) all other Governmental Consents that Ivory Parent and Toro mutually agree are required to be obtained from any Governmental Authority in order to consummate the Ivory Contribution, the Toro Merger, or any of the other Transactions. Subject to applicable Laws relating to the exchange of information, each of Ivory Parent and Toro, and their respective advisors, shall have the right to review in advance, and to the extent practicable each will consult the other on, all of the information relating to Ivory Parent or Toro, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the parties’ obligations under this Section 5.06(a), except for information related to the valuation of the Ivory Contribution, the Toro Merger, or any of the other Transactions. To the extent permitted by applicable Law, each party shall provide the other with copies of all material written correspondence between it (or its advisors) and any Governmental Authority relating to the Ivory Contribution, the Merger and the other Transactions and, to the extent reasonably practicable, all substantive telephone calls and meetings with a Governmental Authority regarding the Transactions shall include representatives of Ivory Parent and Toro. Ivory Parent and Toro shall coordinate with respect to the HSR Act and any Antitrust Laws of jurisdictions outside the United States and with respect to the appropriate course of action with respect to obtaining the Governmental Consents required to consummate the Transactions prior to the Termination Date. In addition, the parties shall jointly develop, and each of the parties shall consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law prior to their submission. In furtherance of the foregoing and to the extent permitted by applicable Law, (A) each party shall notify the other, as far in advance as reasonably practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Authority relating to the matters that are the subject of this Section 5.06, (B) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (C) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry, and (D) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Authority relating to the Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Authority relating thereto; provided, however, that materials furnished pursuant to this Section 5.06 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. In exercising the foregoing rights, Toro and Ivory Parent each shall act reasonably and as promptly as reasonably practicable.

(b) Notwithstanding anything to the contrary in this Section 5.06 or any other provision of this Agreement, “reasonable best efforts” under this Section 5.06 shall not require any of the parties hereto or any of its respective Affiliates, and none of them shall otherwise be required, to agree to or accept (i) any prohibition of or limitation on its ownership of its respective business or assets, (ii) any requirement to divest, hold separate, or otherwise dispose of its business or assets, (iii) any limitation on its ability to acquire or hold or exercise full rights of ownership of its business or assets, or (iv) any other limitation or concession of any nature whatsoever on its ability to, or the manner in which it, operates, conducts, or exercises decision-making over its business or assets, including in each of the foregoing cases after giving effect to the Transactions if and to the extent necessary to obtain, prior to the Termination Date, any Governmental Consents necessary or advisable to be obtained from any Governmental Authority in order to consummate the Ivory Contribution, the Toro Merger, or any of the other Transactions.

(c) Toro and Ivory Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself and its Subsidiaries, Affiliates, directors, officers, and stockholders and such other matters as may be reasonably necessary or advisable in connection with the filings and other information required to be filed with, or as may be requested by, a Governmental Authority, under the HSR Act or any Antitrust Laws of jurisdictions outside the United States with respect to the Ivory Contribution, the Toro Merger, and the other Transactions.

(d) Toro and Ivory Parent each shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of any material notices or other material communications received by Toro or Ivory Parent, as the case may be, or any of its Subsidiaries, from any third party or any Governmental Authority with respect to the Separation, the Ivory Contribution, the Toro Merger, and the other Transactions.

(e) Prior to the Closing, neither Toro nor Ivory Parent shall, and each of them shall cause its respective Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, any business or any corporation, partnership, association or other business organization or division thereof, in each case, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to (i) materially increase the risk of any Governmental Authority seeking or entering an order prohibiting the consummation of the Ivory Contribution, the Toro Merger, and the other Transactions; (ii) materially increase the risk of not being able to remove any such order on appeal or otherwise, if any such order were to be entered; or (iii) otherwise prevent the consummation of the Ivory Contribution, the Toro Merger, and the other Transactions.

Section 5.07. Access; Consultation.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, (i) Ivory Parent and Ivory HoldCo shall, and shall cause the Bluefin Group members to, afford Toro and its Representatives reasonable access, during normal business hours during the period prior to the Closing, to Ivory Parent’s, Ivory HoldCo’s and the Bluefin Group members’ employees, properties, assets, books, records, and Contracts, in each case to the extent related to the Bluefin Business or the Bluefin Group members, and (ii) Toro shall, and shall cause its Subsidiaries to, afford Ivory Parent, Ivory HoldCo and their Representatives reasonable access, during normal business hours during the period prior to the Closing, to Toro’s and its Subsidiaries’ employees, properties, assets, books, records, and Contracts. During such period, Ivory Parent and Ivory HoldCo shall, and shall cause the Bluefin Group members to, and Toro shall, and shall cause its Subsidiaries to, (A) in the case of Toro, furnish promptly to Ivory Parent and Ivory HoldCo all information concerning Toro, its Subsidiaries and their respective businesses as may be reasonably requested by Ivory Parent or Ivory HoldCo, and (B) in the case of Ivory Parent and Ivory HoldCo, furnish promptly to Toro all information concerning Ivory Parent, Ivory HoldCo and their Subsidiaries (in each case to the extent related to the Bluefin Business and the Bluefin Group members) as may reasonably be requested by Toro; provided, however, that no investigation pursuant to this Section 5.07 shall affect or be deemed to modify any representation or warranty herein made by any party hereto. The foregoing shall not require Ivory Parent, Ivory HoldCo, Toro or any of their respective Affiliates to disclose any information or permit any access pursuant to this Section 5.07 to the extent that, in the reasonable good faith judgment of such party, (i) such disclosure or access would be prohibited or restricted by any applicable Law, (ii) the information or access so requested is subject to confidentiality obligations to a third party, or (iii) such disclosure would result in the loss of attorney-client privilege; provided, however, that with respect to clauses (i)–(iii) of this Section 5.07(a), Toro, Ivory Parent or Ivory HoldCo, as applicable, shall use its commercially reasonable efforts to (1) obtain to the extent applicable the required consent of any such third party to provide such access or disclosure, (2) develop an alternative to providing such access or disclosure that is reasonably acceptable to Toro, Ivory Parent and Ivory HoldCo, and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit such disclosure and access in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit such disclosure or access without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.07 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other parties or any of their respective Affiliates. Notwithstanding anything to the contrary herein, the parties may satisfy their obligations set forth in this paragraph by electronic means if physical access is not reasonably feasible or would not be permitted or otherwise reasonably advisable as a result of COVID-19 or any COVID-19 Measures.

(b) All information exchanged pursuant to this Section 5.07 shall be subject to the Confidentiality Agreement. To the extent that any of the information or material furnished pursuant to this Section 5.07 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

Section 5.08. Retention of Books and Records.

(a) For a period of five years from and after the Closing, Ivory Parent and Ivory HoldCo shall, and shall cause their respective Subsidiaries to, (i) retain books, records, files, and papers used or held for use in the conduct of the Bluefin Business or otherwise relating to or arising out of the Bluefin Business or that relate to the Bluefin Group members that are in Ivory Parent’s, Ivory HoldCo’s or any other Ivory Retained Subsidiaries’ possession at the Closing (the “Non-transferred Business Records”), (ii) give CombineCo and its Subsidiaries and their respective Representatives reasonable access to the Non-transferred Business Records during normal business hours and upon reasonable prior notice, (iii) furnish to CombineCo and its Subsidiaries and their respective Representatives copies of such Ivory Retained Business Records at CombineCo’s expense, (iv) furnish to CombineCo and its Subsidiaries and their respective Representatives copies of such financial and operating data and other information that are in Ivory Parent’s, Ivory HoldCo’s or any other Ivory Retained Subsidiaries’ possession to the extent relating to the conduct of the Bluefin Business or the Bluefin Group members on or before the Closing, and (v) use its commercially reasonable efforts to cause the employees, counsel, auditors, and other Representatives of Ivory Parent, Ivory HoldCo and the other Ivory Retained Subsidiaries to cooperate with CombineCo and its Subsidiaries and their respective Representatives, to the extent relating to the Bluefin Business or the Bluefin Group members and reasonably requested by CombineCo, its Subsidiaries, or any of their respective Representatives, including in connection with accounting, financial reporting, legal defense, and other similar needs; provided, however, that (x) nothing in this Section 5.08(a) shall require Ivory Parent, Ivory HoldCo, or any of the other Ivory Retained Subsidiaries to give access to or furnish any materials prepared in connection with this Agreement, the other Transaction Documents, or the Transactions or to provide any information, materials, or access in connection with any dispute arising out of or related to this Agreement, the other Transaction Documents, or the Transactions, and (y) this Section 5.08(a) shall not apply with respect to records, documents, accounting data, or other information (including computer data) necessary for the preparation and filing of any Tax Return (collectively, “Tax Records”) in respect of Taxes of any member of either the Ivory Retained Group or the CombineCo Group, which shall be governed by the Tax Matters Agreement; provided, however, that nothing in this Section 5.08(a) shall limit in any respect any rights any party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(b) For a period of five years from and after the Closing, CombineCo shall, and shall cause its Subsidiaries to, (i) retain books, records, files, and papers used or held for use in the conduct of the Bluefin Business or that relate to the Bluefin Group members or otherwise relating to or arising out of the Bluefin Business relating to periods prior to the Closing that are in CombineCo’s or any of its Subsidiaries’ possession at the Closing (the “Pre-Closing Business Records”), (ii) give Ivory Parent, Ivory HoldCo, their Subsidiaries, and their respective Representatives reasonable access to the Pre-Closing Business Records during normal business hours and upon reasonable prior notice, (iii) furnish to Ivory Parent, Ivory HoldCo, their Subsidiaries, and their respective Representatives copies of such Pre-Closing Business Records at Ivory HoldCo’s expense, (iv) furnish to Ivory Parent, Ivory HoldCo, their Subsidiaries, and their respective Representatives copies of such financial and operating data and other information in CombineCo’s or any of its Subsidiaries’ possession to the extent relating to the conduct of the Bluefin Business or the Bluefin Group members on or before the Closing, and (v) use its commercially reasonable efforts to cause the employees, counsel, auditors, and other Representatives of CombineCo and its Subsidiaries to cooperate with Ivory Parent, Ivory HoldCo and their Subsidiaries and their respective Representatives, to the extent relating to the Bluefin Business or the Bluefin Group members and reasonably requested by Ivory HoldCo, its Subsidiaries, or any of their respective Representatives, including in connection with accounting, financial reporting, legal defense, and other similar needs; provided, however, that (x) nothing in this Section 5.08(b) shall require CombineCo or any of its Subsidiaries to give access to or furnish any materials prepared in connection with this Agreement, the other Transaction Documents, or the Transactions or to provide any information, materials, or access in connection with any dispute arising out of or related to this Agreement, the other Transaction Documents, or the Transactions, and (y) this Section 5.08(b) shall not apply with respect to Tax Records in respect of Taxes of any member of either the Ivory Retained Group or the CombineCo Group, which shall be governed by the Tax Matters Agreement; provided further, however, that nothing in this Section 5.08(b) shall limit in any respect any rights any party may have with respect to discovery or the production of documents or other information in connection with any litigation.

(c) Notwithstanding anything to the contrary in this Section 5.08, none of Ivory Parent, Ivory HoldCo, CombineCo, or any of their respective Subsidiaries or other Affiliates shall be required to (i) provide access to its offices, properties, books, records, or personnel if such access would unreasonably disrupt its operations or (ii) provide access to or to disclose information if such access or disclosure could reasonably be expected to result in the loss the attorney-client or other legal privilege of such party or contravene any applicable Law or Contract; provided, however, that each of Ivory HoldCo and CombineCo shall, and shall cause its Subsidiaries and other Affiliates to, use its commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, (x) none of Ivory Parent, Ivory HoldCo, CombineCo, or any of their respective Subsidiaries or other Affiliates, or their respective Representatives shall have access to individual performance or evaluation records, medical histories, or other similar information to the extent that in the reasonable opinion of the other party, based on the advice of counsel, the disclosure thereof would reasonably be expected to violate any applicable Law, and (y) books, records, and other information and materials may be redacted (A) as necessary to comply with contractual arrangements or applicable Law and (B) as necessary to address reasonable attorney-client or other legal privilege or confidentiality concerns, and Ivory Parent, Ivory HoldCo, or CombineCo may each designate information that it views to be commercially sensitive to be viewed only by outside counsel for the other parties, and such designation shall be honored by the parties receiving that information.

Section 5.09. Stock Exchange Listing. Each of CombineCo and Toro shall use its reasonable best efforts to cause the shares of CombineCo Common Stock to be issued in connection with the Ivory Contribution and the conversion of the issued and outstanding shares of Toro Common Stock into the right to receive shares of CombineCo Common Stock in connection with the Toro Merger to be approved for listing on the Nasdaq (or such other U.S. national securities exchange as mutually agreed by the parties in writing), subject to official notice of issuance, prior to the Closing (and Ivory Parent and Ivory Holdings shall reasonably cooperate in connection with the foregoing, including providing any information reasonably requested by CombineCo and Toro). In furtherance of the foregoing, CombineCo shall apply for the “TTGT” ticker symbol with Nasdaq (or such other U.S. national securities exchange as mutually agreed by the parties in writing). On or prior to the Closing, if CombineCo, Toro, or any of their respective Affiliates receives any written or oral notice from Nasdaq (or such other U.S. national securities exchange) that CombineCo has failed, or would reasonably be expected to fail, to meet the Nasdaq (or such other exchange’s) listing requirements as of the Closing for any reason (such notice, a “Exchange Notice”), then CombineCo shall give prompt written notice to Toro and Ivory Parent of such Exchange Notice, including a copy of any written Exchange Notice or a summary of any oral Exchange Notice.

Section 5.10. Publicity. The initial press release following the Execution Date with respect to the Transactions shall be a joint press release and thereafter Ivory Parent and Toro shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Transactions and any filings with any third party and/or any Governmental Authority (including Nasdaq, the London Stock Exchange, or any other similar national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of Nasdaq, the London Stock Exchange, or any other similar national securities exchange, (b) for any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) for any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 5.10, (d) for a public announcement of information contained in a public announcement previously consented to hereunder, (e) with respect to, and following, any Toro Change in Recommendation made in accordance with this Agreement, and (f) any press release or public statement by Ivory Parent or its Affiliates with respect to the Ivory Retained Group or the Ivory Retained Business.

Section 5.11. Indemnification; Directors’ and Officers’ Insurance.

(a) Toro and CombineCo agree that all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with acts or omissions occurring at any time prior to or on the Closing Date, that exist in favor of any Person who prior to or on the Closing Date is or was a current or former director, officer, or employee of a Bluefin Group member (each, a “Bluefin D&O Indemnified Person”), including as provided in the certificate of incorporation, bylaws or other similar organizational documents of a Bluefin Group member, will survive the Closing and will continue in full force and effect for the six-year period following the Closing Date. In furtherance of (and not in limitation of) the foregoing, for the six-year period following the Closing Date, CombineCo will cause the certificate of incorporation, bylaws, or other similar organizational documents of the Bluefin Group members to contain provisions with respect to indemnification, advancement of expenses and exculpation from liability that in each such respect are at least as favorable to each Bluefin D&O Indemnified Person as those contained in each such Bluefin Group member’s certificate of incorporation, bylaws, or other similar organizational documents, as applicable, as in effect on the Execution Date, which provisions will not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any Bluefin D&O Indemnified Person, in each case except as otherwise required by applicable Law.

(b) Toro and CombineCo agree that all rights to indemnification, advancement of expenses and exculpation from liability for or in connection with acts or omissions occurring at any time prior to or on the Closing Date, that exist in favor of any Person who prior to or on the Closing Date is or was a current or former director, officer, or employee of Toro or its Subsidiaries (each, a “Toro D&O Indemnified Person” and, together with the Bluefin D&O Indemnified Persons, the “D&O Indemnified Persons”), including as provided in the certificate of incorporation and bylaws of the Toro Surviving Corporation, or in any agreement between a Toro D&O Indemnified Person and Toro (a “Toro Indemnity Agreement”), will survive the Closing and will continue in full force and effect for the six-year period following the Closing Date. In furtherance of (and not in limitation of) the foregoing, for the six-year period following the Closing Date, CombineCo will cause (i) the certificate of incorporation and bylaws of the Toro Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and exculpation from liability that in each such respect are at least as favorable to each Toro D&O Indemnified Person as those contained in Toro’s certificate of incorporation and bylaws as in effect on the Execution Date, which provisions will not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any Toro D&O Indemnified Person and (ii) each Toro Indemnity Agreement to continue in existence without termination, amendment or other modification that would adversely affect the rights thereunder of any Toro D&O Indemnified Person, in each case except as otherwise required by applicable Law and except, in the case of such Toro Indemnity Agreement, to the extent it terminates, without any action of the Toro Surviving Corporation, at an earlier date in accordance with its terms.

(c) On or before the Closing Date, CombineCo and Toro will obtain and fully pay for, and, for a six-year period following the Closing Date, CombineCo will cause the Toro Surviving Corporation to maintain in effect, with no lapse in coverage, one or more “tail” or “runoff” directors’ and officers’ liability and employment practices liability insurance policies covering acts or omissions of any Toro D&O Indemnified Person occurring on or before the Closing Date, in each case on terms with respect to coverage, retentions, amounts and other material terms at least as favorable to such Toro D&O

Indemnified Persons as those of such policies in effect on the date hereof; provided, however, that in no event shall CombineCo be required to expend for such policies a premium amount in excess of 300% of the annual premiums currently paid by Toro for such insurance. If CombineCo for any reason fails to obtain such “tail” insurance policies as of the Closing, CombineCo shall cause the Toro Surviving Corporation to continue to maintain in effect for a period of at least six years from and after Closing the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in Toro’s existing policies as of the date of this Agreement, or CombineCo shall purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in Toro’s existing policies as of the Execution Date; provided, however, that in no event shall CombineCo be required to expend for such policies an amount in excess of 300% of the annual premiums currently paid by or on behalf of Toro for such insurance; provided, further, that if the premium for such insurance coverage exceeds such amount, CombineCo shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If after the Closing Date any Bluefin Group members or the Toro Surviving Corporation (or any of their respective successors or assigns) (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any other Person (including by dissolution, liquidation, assignment for the benefit of creditors, or similar action), then, and in each such case, CombineCo will cause proper provision to be made so that such other Person fully assumes the obligations set forth in this Section 5.11.

(e) The provisions of this Section 5.11 shall survive the Closing in accordance with and subject to the terms hereof. This Section 5.11 shall be for the irrevocable benefit of, and shall be enforceable by, each D&O Indemnified Person and his or her respective heirs, executors, administrators and estates, and each such Person shall be an express intended third party beneficiary of this Agreement for such purposes. CombineCo shall pay, or cause one of its Subsidiaries to pay, as and when incurred by any Person referred to in the immediately preceding sentence, all fees, costs, charges and expenses incurred by such Person in enforcing such Person’s rights under this Section 5.11, in each case to the extent such Person obtains an order from a Governmental Authority of competent jurisdiction enforcing the provisions of this Section 5.11 against CombineCo or Toro. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.11 shall not be terminated, modified or amended in any way so as to adversely affect any Person referred to in the second sentence of this Section 5.11(e) without the prior written consent of such Person.

Section 5.12. Takeover Statute. If any Takeover Statute is or may become applicable to any of the Transactions, each party and its Board of Directors (or other similar governing body) shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the other Transaction Documents and otherwise use its reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 5.13. Section 16(b). The Board of Directors of Toro (or a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to ensure that the dispositions of equity securities of Toro (including derivative securities) or acquisitions of CombineCo Common Stock (including derivative securities) in connection with the Transactions by each individual who is currently, or who will be immediately prior to the Effective Time, a director or officer of Toro, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14. Delivery of Certain Financial Statements.

(a) Ivory Parent shall use its reasonable best efforts to deliver to Toro, as soon as reasonably practicable after the Execution Date and in any event by no later than May 31, 2024 (the “Target Bluefin Financials Delivery Date”), (i) combined balance sheets of the Bluefin Business as of December 31, 2023, and 2022, and the combined statements of income and comprehensive income, equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, with accompanying footnote disclosures, prepared in accordance with GAAP and Regulation S-X under the Securities Act, and audited by the independent accountant of Ivory Parent in accordance with the procedures specified by the AICPA the (“Bluefin Audited Financial Statements”); and (ii) the unaudited combined balance sheet of the Bluefin Business as of the end of each fiscal quarter of Ivory Parent and the related unaudited combined statements of income and comprehensive income, equity, and cash flows of the Bluefin Business for such fiscal quarter, together with comparable interim financial statements for the corresponding periods of the prior fiscal year, in each case to the extent required to be included in the Proxy Statement or the Registration Statement, which unaudited interim financial statements shall have been reviewed by the independent accountant for Ivory Parent in accordance with the procedures specified by the AICPA (such financial statements set forth in the foregoing clauses (i) and (ii) and delivered to Toro in final form pursuant to this paragraph, the “Subsequent Bluefin Business Financial Statements”). Ivory Parent and Toro shall each use their reasonable best efforts to provide information reasonably necessary to prepare, and shall reasonably cooperate in the preparation of, any pro forma financial statements and related footnotes to the extent required to be included in the Proxy Statement or the Registration Statement. Ivory Parent shall reimburse CombineCo for all reasonable, out-of-pocket costs and expenses of re-auditing the financial statements included in the Bluefin Audited Financial Statements in accordance with PCAOB standards.

(b) As promptly as reasonably practicable (and in any event within 15 business days) after Ivory Parent delivers to Toro a copy of the Bluefin Audited Financial Statements pursuant to Section 5.14(a), Ivory Parent shall (i) prepare draft calculations of the Adjusted EBITDA Actual Amount (including, for the avoidance of doubt, the amount of the adjustment items set out in Annex A-II of the definition thereof) and the Adjusted EBITDA Cash Increase Amount, and (ii) cause a nationally recognized independent accounting firm with relevant industry experience reasonably acceptable to Toro (l) to review such calculations and finally determine the Adjusted EBITDA Actual Amount (including, for the avoidance of doubt, the amount of the adjustment items set out in Annex A-II of the definition thereof) and the Adjusted EBITDA Cash Increase Amount and (2) to deliver a written certification to Ivory Parent and Toro setting forth such determination (such certification, the “Adjusted EBITDA Certification”). The determination of the Adjusted EBITDA Actual Amount and the Adjusted EBITDA Cash Increase Amount, in each case as set forth in the Adjusted EBITDA Certification so delivered by such independent accountant, shall be final and binding on the parties to this Agreement and not subject to appeal or dispute, absent fraud or manifest error.

Section 5.15. Interim Operations of CombineCo and Toro Merger Sub. Prior to the Closing, CombineCo and Toro Merger Sub shall not, and Toro shall cause CombineCo and Toro Merger Sub not to, conduct any business, including by incurring or guaranteeing any Indebtedness or making investments, other than to the extent required to maintain their respective existence in good standing and as specifically contemplated by this Agreement.

Section 5.16. Further Definitive Agreements.

(a) Separation Documentation.

(i) Promptly following the Execution Date and in any case reasonably prior to the anticipated Closing Date, Ivory Parent shall (subject to Section 2 of Annex B of the Separation Plan) prepare the Separation Documentation, which shall be executed and delivered by the parties thereto (to the extent either party determines such execution and delivery to be necessary or appropriate) and which shall take effect before or at the Effective Time, contain customary terms and conditions for intercompany restructurings, and not impose Liabilities on any party other than as expressly described in the Separation Plan.

(ii) The covenants and agreements set forth in the Separation Plan shall be binding obligations of the parties to this Agreement and shall be incorporated into this Agreement mutatis mutandis.

(b) Other Agreements.

(i) Promptly following the Execution Date and in any case reasonably prior to the anticipated Closing Date, Ivory Parent and Toro shall work together and in good faith and use their respective reasonable best efforts to (A) identify any Omitted Service, and (B) prepare such amendments (to the extent such parties mutually determine the preparation of such amendments to be necessary or appropriate) to (I) the Exhibits to the Transition Services Agreement in order to further detail the Services or the Omitted Services (each as defined in the form of Transition Services Agreement) described in such Exhibits and (II) Schedule C (HR & Payroll Services) to the Transition Services Agreement with reference to the matters described in the Employee Matters Annex, including the Supplemental Transition Services Agreements. Without limiting the foregoing, promptly following the Execution Date Ivory Parent shall use commercially reasonable efforts to identify any Contract pursuant to which the consent of a third-party is required in order for any Ivory Group member to provide any service under the Transition Services Agreement, Ivory Parent shall use its commercially reasonable efforts to obtain such consent prior to the Closing and the use of “commercially reasonable efforts” shall not require payment of any fees or an increase in the fees payable under the respective Contract or other onerous terms. In the event that any amendment described in this Section 5.16(b)(i) represents or necessitates a material change to the scope of Services, the Services Standard, or to any other matter that would reasonably be expected to have an impact on the Service Fee (as defined in the form of Transition Services Agreement), then Ivory Parent and Toro shall negotiate in good faith the terms applicable to any such amendment, except that in no event shall the Service Fee in respect of any Omitted Service exceed the applicable Actual Cost (as defined in the form of Transition Services Agreement). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, including Section 1.04(b)(ii) and Section 1.04(c)(ii), the parties hereto agree that the failure to reach agreement prior to the Closing with respect to any such amendments described in this Section 5.16(b)(i) shall not constitute a failure of any of the conditions set forth in Section 6.02(b) or Section 6.03(b) to be satisfied.

(ii) Promptly following the Closing Date, Ivory Parent and CombineCo shall work together and in good faith to enter into the Commercial Cooperation Agreement.

Section 5.17. Tax Matters.

(a) The parties hereto intend that the Ivory Contribution and the Toro Merger, taken together, qualify for the Intended Tax Treatment. Each party (i) will use its reasonable best efforts to cause the Ivory Contribution and the Toro Merger, taken together, to qualify, and (ii) will not take or knowingly fail to take any action which action or failure to act could reasonably be expected to impede or prevent the Ivory Contribution and the Toro Merger, taken together, from qualifying, for the Intended Tax Treatment. If any party discovers, after the Execution Date, any fact that could reasonably be expected to prevent the Ivory Contribution and the Toro Merger, taken together, from qualifying for the Intended Tax Treatment, then (i) such party shall, as soon as possible, notify the other party and (ii) the parties shall cooperate in good faith and exercise their respective reasonable best efforts to effect the Transactions using an alternative structure that would be tax-free to the same extent as would have been the case had the Ivory Contribution and the Toro Merger, taken together, qualified for the Intended Tax Treatment. The parties hereto shall, and shall cause their respective Affiliates to, report the Ivory Contribution and the Toro Merger in a manner consistent with the Intended Tax Treatment and shall not take any contrary Tax position, except to the extent required pursuant to a change in applicable Law after the Execution Date, a breach of the second or third sentence of this Section 5.17(a), or a “determination” under Section 1313(a) of the Code.

(b) If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Toro Merger be prepared and submitted (a “Tax Opinion”), or Toro otherwise requests a Tax Opinion from its tax advisors, then (i) the parties shall each use their respective reasonable best efforts to deliver to Toro’s tax advisors customary Tax representation letters reasonably satisfactory to such tax advisors, dated and executed as of such date(s) as determined to be reasonably necessary by such tax advisors in connection with the preparation of the Tax Opinion and/or the preparation and filing of the Registration Statement or other filing required by applicable Law and (ii) in the case of a Tax Opinion requested or required by the SEC, Toro shall use its reasonable best efforts to cause its tax advisors to furnish a Tax Opinion addressed to Toro, subject to customary assumptions and limitations, satisfactory to the SEC (and for the avoidance of doubt, it is understood and agreed this Section 5.17(b) does not require that a Tax Opinion reach any particular legal conclusion regarding the Tax treatment of the Toro Merger).

(c) The parties hereto agree that the Toro Merger Consideration is not subject to the stock repurchase excise tax under Section 4501 of the Code (the “Section 4501 Tax”) under current U.S. federal Tax Law. If, prior to the Closing, a party (i) reasonably determines that there has been a change in the U.S. federal income Tax Law which would subject any portion of the Toro Merger Consideration to the Section 4501 Tax or (ii) becomes aware of any fact that could reasonably be expected to subject any portion of the Toro Merger Consideration to Section 4501 Tax, the parties shall cooperate reasonably and in good faith to seek to change the method or structure of effecting the Transactions (including the Ivory Contribution and the Toro Merger) so as to accomplish the same result as the structure contemplated by the Transaction Documents in a manner that minimizes the Section 4501 Tax; provided that no such change shall (i) materially impede or materially delay the consummation of the transactions contemplated by this Agreement, (ii) alter or change the nature or mix of the Toro Merger Consideration, or (iii) increase any unreimbursed cost of Ivory Parent or its Subsidiaries. To the extent the Toro Merger Consideration is subject to the Section 4501 Tax, CombineCo shall pay or cause to be paid any Section 4501 Tax and shall file or cause to be filed all necessary Tax Returns and other documentation with respect thereto.

(d) On the Closing Date, (i) Toro shall provide to CombineCo a certification complying with the provisions of Treasury Regulations Section 1.897-2(h), together with a notice to the IRS, to the effect that Toro has not been a United States real property holding corporation for the five-year period ending on the Closing Date, and (ii) Bluefin shall provide to CombineCo a certification complying with the provisions of Treasury Regulations Section 1.897-2(h), together with a notice to the IRS, to the effect that Bluefin has not been a United States real property holding corporation for the five-year period ending on the Closing Date.

Section 5.18. Financing Matters. Toro and CombineCo shall use reasonable best efforts to enter into prior to (but effective upon) the Closing a revolving credit facility or other senior lending facility (the “New Debt Facility”) with commitments of at least $250,000,000 (the “New Facility Amount”) to be used (together with Toro’s and its Subsidiaries’ available cash on hand) to satisfy Toro’s obligations under the Toro Indentures and for general working capital purposes. The New Debt Facility shall be on terms and conditions reasonably acceptable to Ivory Parent (who shall have the right to review and comment on drafts of the definitive documentation for the New Debt Facility, which comments Toro and CombineCo shall seek to address in good faith), it being agreed that Toro and CombineCo shall use reasonable best efforts to provide that the New Debt Facility will not require the entry into deposit account control agreements in connection with the granting of any security interest thereunder. Ivory Parent shall, and shall cause its Subsidiaries to, reasonably cooperate with Toro’s and CombineCo’s efforts to obtain the New Debt Facility, including by (i) providing reasonable assistance in the preparation of customary marketing and syndication materials and cooperating with the marketing efforts for the New Debt Facility; (ii) participating as necessary in a reasonable number of customary meetings and presentations with prospective lenders and investors and in due diligence sessions, as applicable; (iii) reasonably cooperating with any financing sources or prospective financing sources and their respective agents’ due diligence, including providing access to documentation reasonably requested by any such Person, including information in connection with applicable “know your customer” and anti-money laundering Laws; and (iv) taking such other actions that are reasonable and customary in connection with bank financing transactions generally. In the event that, despite using their reasonable best efforts, Toro and CombineCo are unable to enter into the New Debt Facility at or prior to the Closing, then, at the Closing, Ivory Parent shall provide a term loan credit facility to CombineCo with aggregate commitments equal to the New Facility Amount on the terms and conditions specified in Annex 5.18 (the “Ivory Credit Facility”). Following the Execution Date, the parties hereto shall negotiate in good faith definitive documents for the Ivory Credit Facility.

Section 5.19. Integration Planning. After the date hereof and prior to the Closing Date, Toro and Ivory Parent shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of Toro and its Subsidiaries and the Bluefin Business and reasonably necessary integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

Section 5.20. Confidentiality Agreement. In connection with the execution of this Agreement, the parties to the Confidentiality Agreement have agreed to terminate, and in the case of Ivory Parent to cause its applicable Subsidiary to terminate, the Confidentiality Agreement effective as of the Closing.

Section 5.21. Litigation Support.

(a) Toro shall promptly notify Ivory Parent of any stockholder demands, litigations, arbitrations, or other similar Proceedings (including derivative claims) commenced against Toro or its directors or officers relating to this Agreement, any of the Transactions, or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep Ivory Parent informed regarding any such Transaction Litigation. Toro (i) shall give Ivory Parent the opportunity to participate in (but not control) the defense and settlement of any Transaction Litigation, (ii) keep Ivory Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and Ivory Parent may offer comments or suggestions with respect to such Transaction Litigation, which Toro shall consider in good faith, and (iii) shall not settle or offer, compromise, or agree to settle or compromise, or take any other action to settle, compromise, or moot, any Transaction Litigation without Ivory Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed).

(b) From and after Closing and if and for so long as Ivory Parent, Ivory HoldCo, or any of their respective Affiliates are prosecuting, contesting, or defending any Proceeding by a third party in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from any Ivory Excluded Asset or Ivory Excluded Liability (including any Ivory Excluded Litigation), CombineCo shall, and shall cause its Subsidiaries (including the Bluefin Group members) and its and their respective officers and employees to, reasonably cooperate with Ivory Parent and Ivory HoldCo and their counsel in the defense or prosecution of any such Proceeding, whether arising before or after the Closing, including the

Ivory Excluded Litigation. Such cooperation shall include making available to Ivory Parent, Ivory HoldCo, and their Affiliates all personnel and providing such testimony and access to all pertinent records, materials, and information in the possession or under the control of CombineCo and any of its Subsidiaries relating thereto as is reasonably requested by Ivory Parent or Ivory HoldCo. Notwithstanding the foregoing, Ivory Parent and Ivory HoldCo will have full authority to make all decisions and determine all actions to be taken with respect to the defense, settlement, and appeal of the Ivory Excluded Litigation and, subject to Article VIII, any such other Proceeding.

(c) From and after Closing and if and for so long as CombineCo any of its Subsidiaries are prosecuting, contesting, or defending any Proceeding by a third party in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from the conduct of the Bluefin Business and that constitutes a Bluefin Assumed Liability, Ivory Parent shall, and shall cause its Subsidiaries (other than CombineCo and its Subsidiaries) and its and their respective officers and employees to, reasonably cooperate with CombineCo and its counsel in the defense or prosecution of any such Proceeding. Such cooperation shall include making available to CombineCo and its Subsidiaries all personnel and providing such testimony and access to all pertinent records, materials, and information in the possession or under the control of Ivory Parent and any of its Subsidiaries relating thereto as is reasonably requested by CombineCo or its Subsidiaries. Notwithstanding the foregoing and subject to Article VIII, CombineCo will have full authority to make all decisions and determine all actions to be taken with respect to the defense, settlement, and appeal of any such Proceeding.

ARTICLE VI

Conditions

Section 6.01. Conditions to the Parties’ Obligation to Consummate the Ivory Contribution and the Toro Merger. The respective obligations of the parties to consummate the Ivory Contribution and the Toro Merger and, except with respect to Section 6.01(a), the obligations of Ivory Parent, Ivory HoldCo and Bluefin to consummate the Separation, are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) The Separation shall have been consummated (it being understood that the achievement of any particular Tax treatment in connection with the Separation shall not constitute a condition hereunder).

(b) The Toro Requisite Vote shall have been duly obtained.

(c) The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(d) The shares of CombineCo Common Stock (i) issuable pursuant to Section 1.02 in consideration of the Ivory Contribution and (ii) issuable pursuant to Section 2.01 in connection with the Toro Merger, shall have been authorized for listing on Nasdaq (or such other U.S. national securities exchange as mutually agreed by the parties in writing) upon official notice of issuance.

(e) (i) The waiting period applicable under the HSR Act to the Ivory Contribution, the Toro Merger, and the other transactions contemplated by this Agreement shall have expired or been earlier terminated, and (ii) the Governmental Consents, if any, that become Required Governmental Consents as described below in this clause (e) shall have been obtained (or any applicable waiting period shall have expired or been earlier terminated) (clauses (i)–(ii), collectively, the “Required Governmental Consents”) (it being understood that (1) if a Governmental Authority charged with enforcing Antitrust Laws of a jurisdiction outside of the United States opens a substantive investigation into the Ivory Contribution, the Toro Merger, or the other transactions contemplated by this Agreement, pursuant to which a party to this Agreement is legally prohibited from consummating the Ivory Contribution, the Toro Merger, or the other transactions contemplated by this Agreement while the investigation is pending or on going, then resolution of such investigation, and (2) all other Governmental Consents that Ivory Parent and Toro mutually agree in writing are required to be obtained from any Governmental Authority in order to consummate the Ivory Contribution, the Toro Merger, or any of the other Transactions pursuant to Section 5.06(a), shall in each such case of clauses (1) and (2) become a Required Governmental Consent).

(f) No Governmental Authority of a competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) that is in effect and restrains, enjoins, or otherwise prohibits consummation of the Ivory Contribution, the Toro Merger, or the other transactions contemplated by this Agreement.

Section 6.02. Conditions to Obligations of Toro, CombineCo, and Toro Merger Sub. The obligations of Toro, CombineCo, and Toro Merger Sub to consummate the Toro Merger are also subject to the satisfaction, or waiver by Toro, at or prior to the Closing of the following conditions:

(a) (i) The representations and warranties set forth in Section 4.03(a) and the first and second sentences of Section 4.03(b) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, at and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); (ii) the representations and warranties set forth in Section 4.01(a)(i) (Organization) shall be true and correct in all material respects, in each case at and as of the Closing Date (in each case except to the extent that such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); (iii) the representations and warranties set forth in clause (ii) of Section 4.07(a) (Absence of Certain Changes) shall be true and correct in all respects, in each case at and as of the Closing Date; and (iv) the other representations and warranties set forth in Article IV shall be true and correct at and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); provided, however, that the condition set forth in this Section 6.02(a)(iv) shall be deemed to have been satisfied even if any representations and warranties referred to in this Section 6.02(a)(iv) are not so true and correct, unless the failure of such representations and warranties to be so true and correct (read for purposes of this Section 6.02(a)(iv) without regard to any materiality, Ivory Material Adverse Effect, or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have an Ivory Material Adverse Effect.

(b) Each of Ivory Parent, Ivory HoldCo, and Bluefin shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Toro shall have received at the Closing a certificate signed on behalf of Ivory Parent by an executive officer of Ivory Parent to the effect that the conditions set forth in Sections 6.02(a) and 6.02(b) have been satisfied.

(d) Since the Execution Date, there shall not have occurred any change, circumstance, development, or effect that, individually or in the aggregate, as of the Closing Date, has had or would reasonably be expected to have an Ivory Material Adverse Effect.

(e) At least 30 days shall have elapsed since the occurrence of an Adjusted EBITDA Termination Event.

Section 6.03. Conditions to Obligations of Ivory Parent, Ivory HoldCo, and Bluefin. The obligations of Ivory Parent, Ivory HoldCo, and Bluefin to consummate the Separation and the Ivory Contribution are also subject to the satisfaction, or waiver by Ivory HoldCo, at or prior to the Closing of the following conditions:

(a) (i) The representations and warranties set forth in Section 3.03(a) and the second sentence of Section 3.03(b) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, at and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); (ii) the representations and warranties set forth in Section 3.02 (Authority; Approval), the last sentence of Section 3.03(c) (Capital Structure; Indebtedness), and Section 3.19 (Opinion of Financial Advisors) shall be true and correct in all material respects, in each case at and as of the Closing Date (in each case except to the extent that such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); (iii) the representations and warranties set forth in clause (ii) of Section 3.07(a) (Absence of Certain Changes) shall be true and correct in all respects, in each case at and as of the Closing Date; and (iv) the other representations and warranties set forth in Article III shall be true and correct at and as of the Closing Date (in each case except to the extent that any such representation and warranty speaks at or as of a particular date, in which case such representation and warranty shall be so true and correct at or as of such date); provided, however, that the condition set forth in this Section 6.03(a)(iv) shall be deemed to have been satisfied even if any representations and warranties referred to in this Section 6.03(a)(iv) are not so true and correct unless the failure of such representations and warranties to be so true and correct (read for purposes of this Section 6.03(a)(iv) without regard to any materiality, Toro Material Adverse Effect, or similar qualification), individually or in the aggregate, has had or would reasonably be expected to have a Toro Material Adverse Effect.

(b) Each of Toro, CombineCo, and Toro Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) Ivory Parent shall have received at the Closing a certificate signed on behalf of Toro by an executive officer of Toro to the effect that the conditions set forth in Sections 6.03(a) and 6.03(b) have been satisfied.

(d) Since the Execution Date, there shall not have occurred any change, circumstance, development, or effect that, individually or in the aggregate, as of the Closing Date, has had or would reasonably be expected to have a Toro Material Adverse Effect.

ARTICLE VII

Termination

Section 7.01. Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Toro Requisite Vote is obtained, by mutual written consent of Ivory Parent and Toro, duly authorized by action of the Board of Directors of Ivory Parent and the Board of Directors of Toro, respectively.

Section 7.02. Termination by Either Ivory Parent or Toro. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by either Ivory Parent or Toro by written notice to the other (following action by its respective Board of Directors) if:

(a) the Ivory Contribution and the Toro Merger shall not have been consummated by 11:59 p.m. (New York City time) on December 20, 2024 (the “Termination Date”), whether such date is before or after the Toro Requisite Vote is obtained;

(b) the Toro Requisite Vote shall not have been obtained at a meeting of the holders of shares of Toro Common Stock duly convened and held therefor or at any adjournment or postponement thereof at which a vote upon the adoption of this Agreement was taken; or

(c) any Law or Order enacted, issued, promulgated, enforced, or entered by a Governmental Authority of a competent jurisdiction permanently restraining, enjoining, or otherwise prohibiting consummation of the Transactions shall become final and non-appealable, whether before or after the Toro Requisite Vote has been obtained;

provided, however, that the right to terminate this Agreement pursuant to Section 7.02(a) or Section 7.02(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Transactions to be consummated.

Section 7.03. Termination by Toro. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Toro by written notice to Ivory Parent (following action by the Board of Directors of Toro) if:

(a) there has been a breach of any representation, warranty, covenant, or agreement made by Ivory Parent, Ivory HoldCo, or Bluefin in this Agreement, or any such representation and warranty shall have become untrue after the Execution Date, such that the condition specified in Section 6.03(a) or 6.03(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following written notice to Ivory Parent from Toro of such breach or failure by the earlier of (x) the 30th day following such written notice and (y) the Termination Date; provided, however, that Toro shall not have the right to terminate this Agreement pursuant to this Section 7.03(a) if Toro is then in breach of any of its representations, warranties, covenants, or agreements under this Agreement in a manner such that the condition specified in Section 6.02(a) or 6.02(b) would not be satisfied;

(b) at any time prior to the Toro Requisite Vote being obtained, (i) the Board of Directors of Toro (or any committee thereof) authorizes Toro, to the extent permitted by and subject to complying with the terms of Section 5.03, to enter into a Toro Alternative Acquisition Agreement with respect to a Toro Superior Proposal that did not result from a material breach of this Agreement, (ii) concurrently with the termination of this Agreement, Toro, subject to complying with the terms of Section 5.03, enters into a Toro Alternative Acquisition Agreement providing for a Toro Superior Proposal that did not result from a material breach of this Agreement, and (iii) prior to or concurrently with such termination, Toro pays to Ivory Parent in immediately available funds the fee required to be paid pursuant to Section 7.05(b);

(c) an Adjusted EBITDA Termination Event occurs and Toro exercises its termination right under this Section 7.03(c) on or prior to the 30th day following such Adjusted EBITDA Termination Event; or

(d) (i) Ivory Parent shall not have delivered to Toro the May 31 Financial Information Package on or prior to August 9, 2024, and (ii) Toro exercises its termination right under this Section 7.03(d) on or prior to August 20, 2024. For purposes of this Agreement, the “May 31 Financial Information Package” means (1) the Bluefin Audited Financial Statements and (2) the unaudited combined balance sheet of the Bluefin Business as of March 31, 2024, and the related unaudited combined statements of income and comprehensive income, equity, and cash flows of the Bluefin Business for the three-month period then ended, together with comparable interim financial statements for the corresponding period of the prior fiscal year, which unaudited interim financial statements shall have been reviewed by the independent accountant for Ivory Parent in accordance with the procedures specified by the AICPA.

Section 7.04. Termination by Ivory Parent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Ivory Parent by written notice to Toro if:

(a) the Board of Directors of Toro shall have made a Toro Change in Recommendation; or

(b) there has been a breach of any representation, warranty, covenant, or agreement made by Toro, CombineCo, or Toro Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the Execution Date, such that the condition specified in Section 6.02(a) or 6.02(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured following written notice to Toro from Ivory Parent of such breach or failure by the earlier of (x) the 30th day following such notice and (y) the Termination Date; provided, however, that Ivory Parent shall not have the right to terminate this Agreement pursuant to this Section 7.04(b) if Ivory Parent, Ivory HoldCo, or Bluefin is then in breach of any of its representations, warranties, covenants, or agreements under this Agreement in a manner such that the condition specified in Section 6.03(a) or 6.03(b) would not be satisfied.

Section 7.05. Effect of Termination and Abandonment.

(a) If this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and, except as set forth in this Section 7.05 and as set forth in Section 9.01 (Survival), this Agreement shall terminate with no liability on the part of any party hereto (or of any of its respective Representatives); provided, however, that no such termination shall relieve Toro from any obligation to pay, if applicable, the Toro Termination Fee pursuant to Section 7.05(b); provided, further, that, subject to Section 7.05(d), if (x) such termination resulted, directly or indirectly, from an Intentional Breach or (y) an Intentional Breach shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages, costs, expenses, liabilities or losses of any kind, in each case, incurred or suffered by the other party (collectively, “Damages”) as a result of such breach.

(b) If this Agreement is terminated (x) by Ivory Parent pursuant to Section 7.04(a) (Toro Change in Recommendation), (y) by Toro or Ivory Parent pursuant to Section 7.02(b) (Toro Stockholder Vote) at a time when Ivory Parent had the right to terminate pursuant to Section 7.04(a) (Toro Change in Recommendation), or (z) by Toro pursuant to Section 7.03(b) (Termination for Superior Toro Proposal), then Toro shall, within two business days after such termination in the case of clause (x) or in the case of clause (y) with respect to a termination by Ivory Parent, or concurrently with such termination in the case of clause (z) or in the case of clause (y) with respect to a termination by Toro, pay Ivory Parent the Toro Termination Fee. In addition, if (i) this Agreement is terminated (A) by Ivory Parent or Toro pursuant to Section 7.02(a) (Termination Date) or 7.02(b) (Toro Stockholder Vote) or (B) by Ivory Parent pursuant to Section 7.04(b) (Toro Breach) in respect of any covenant of Toro, (ii) prior to such termination referred to in clause (i) of this sentence, but after the Execution Date, a bona fide Toro Acquisition Proposal shall have been publicly made to Toro or any of its Subsidiaries or shall have been made directly to the Toro stockholders generally or, in the case of termination by Ivory Parent pursuant to Section 7.04(b) (Toro Breach), a Toro Acquisition Proposal shall have been made publicly or privately to the Board of Directors of Toro, (iii) in the case of a termination pursuant to Section 7.02(a) (Termination Date), the conditions set forth in Sections 6.01(e) (Governmental Consents), and Section 6.01(f) (Law; Order) shall have been satisfied, and (iv) within 12 months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this sentence of Section 7.05(b), Toro consummates a Toro Acquisition Proposal or enters into a definitive agreement to effect a Toro Acquisition Proposal, then Toro shall pay the Toro Termination Fee concurrently with the earlier of such entry or consummation; provided, however, that solely for purposes of this Section 7.05(b), the term “Toro Acquisition Proposal” shall have the meaning assigned to such term in Section 9.11, except that the references to “20% or more” shall be deemed to be references to “more than 50%.” In no event shall Toro be required to pay the Toro Termination Fee on more than one occasion. The term “Toro Termination Fee” shall mean an amount equal to $40,000,000; provided, however, that if Ivory Parent shall not have delivered to Toro the May 31 Financial Information Package on or prior to the Target Bluefin Financials Delivery Date, and this Agreement is terminated in circumstances giving rise to Toro’s obligation to pay the Toro Termination Fee (whether upon such termination or after the occurrence of the events specified in the second sentence of this Section 7.05(b)) after the Target Bluefin Financials Delivery Date and prior to such time as the May 31 Financial Information Package is delivered to Toro, then the “Toro Termination Fee” shall be $30,000,000; provided further that from and after such time that the May 31 Financial Information Package is delivered to Toro, the “Toro Termination Fee” shall be $40,000,000.

(c) Each party acknowledges and agrees that the agreements contained in this Section 7.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if Toro fails to pay the Toro Termination Fee promptly when due, and, in order to obtain payment thereof, Ivory Parent commences a suit which results in a judgment against Toro requiring payment of the Toro Termination Fee or any portion thereof, Toro shall pay Ivory Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Toro Termination Fee at the prime rate of Citibank, N.A. in effect on the date that the Toro Termination Fee was required to be paid from such date through the date of full payment thereof.

(d) Subject to Section 9.15, Ivory Parent’s right to receive payment of the Toro Termination Fee from Toro pursuant to Section 7.05(b) under circumstances in which such fee is payable in accordance with this Agreement, shall constitute the sole and exclusive monetary remedy of Ivory Parent and its Affiliates against Toro and its Subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates, or assignees (collectively, the “Related Parties”), for all Damages suffered as a result of a breach or failure to perform hereunder (whether at law, in equity, in contract, in tort, or otherwise), and upon payment of such amount, none of Toro and its Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (whether at law, in equity, in contract, in tort or otherwise) other than as contemplated by the second sentence of Section 9.01 (Survival).

ARTICLE VIII

Indemnification

Section 8.01. Indemnification by Ivory Parent. From and after the Closing Date (but subject to the other provisions of this Article VIII and Section 9.01), Ivory Parent will indemnify and defend CombineCo and its Subsidiaries and their respective successors and permitted assigns (the “CombineCo Indemnified Persons”) from and against, and hold each CombineCo Indemnified Person harmless from, any and all Damages incurred or suffered by any CombineCo Indemnified Person arising out of, in connection with or relating to (a) any Ivory Excluded Liability or (b) any breach of any representation or warranty set forth in Section 4.20(b) (Sufficiency).

Section 8.02. Indemnification by CombineCo. From and after the Closing Date (but subject to the other provisions of this Article VIII and Section 9.01), CombineCo will indemnify and defend Ivory Parent and its Subsidiaries and their respective successors and permitted assigns (the “Ivory Indemnified Persons”) from and against, and hold each Ivory Indemnified Person harmless from, any and all Damages incurred or suffered by any Ivory Indemnified Person arising out of, in connection with or relating to any Liability of any member of the Bluefin Group (other than an Ivory Excluded Liability), including any Bluefin Assumed Liability.

Section 8.03. Third Party Claims.

(a) The party seeking indemnification under Section 8.01 or Section 8.02 (the “Indemnified Party”) shall give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Proceeding by any third party (“Third-Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third-Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third-Party Claim and shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense; provided that prior to assuming control of such defense, the Indemnifying Party shall, within thirty days after delivery of a notice by the Indemnified Party of such Third-Party Claim, give written notice to the Indemnified Party that it is assuming and controlling the defense of such Third-Party Claim and acknowledging that it could (based on the facts set forth in the notice by the Indemnified Party of such Third-Party Claim and without prejudice to the Indemnifying Party’s right to subsequently assert as a defense to its indemnification obligations under this Article VIII any material facts or circumstances not known to the Indemnifying Party at the time of its assumption of such defense) have an indemnity obligation for the Damages resulting from such Third-Party Claim as provided under this Article VIII; provided, further, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third-Party Claim, and shall pay the fees and expenses of counsel retained by the Indemnified Party, if (A) the Third-Party Claim relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (B) the Third-Party Claim seeks as its primary remedy non-monetary, injunctive or equitable relief against the Indemnified Party or any of its Affiliates, (C) the amount in dispute is reasonably likely to exceed the maximum amount for which the Indemnifying Party can then be liable pursuant to this Article VIII, (D) it is reasonably likely that the Indemnified Party (as opposed to the Indemnifying Party) will bear a greater portion of the Damages with respect to such Third-Party Claim (after taking into account the application of the limitations set forth in Section 8.04 and any other pending or resolved claims for indemnification), or (E) the Third-Party Claim is governed by the defense procedures set forth in any other Transaction Document. If the Indemnifying Party shall so assume the control of the defense of a Third-Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such Third-Party Claim if (i) the settlement does not expressly and unconditionally release the Indemnified Party and its Affiliates from all Liabilities with respect to such Third-Party Claim, (ii) the settlement imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates, (iii) the settlement includes the admission of any wrongdoing by the Indemnified Party or any of its Affiliates, (iv) the Indemnifying Party does not pay all amounts in such settlement or (v) the settlement creates any Lien on any assets of any Indemnified Party or any of its Affiliates.

(c) If the Indemnifying Party is controlling the defense of a Third-Party Claim, the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnified Party; provided that the Indemnifying Party shall pay the fees and expenses of one such separate counsel if (i) representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest or (ii) there are material legal defenses available to an Indemnified Party that are different from or in addition to those available to the Indemnifying Party. In case the Indemnified Party chooses to participate in the defense of a Third-Party Claim, the Indemnifying Party shall keep the Indemnified Party reasonably informed with respect to such Third-Party Claim.

(d) Each party shall reasonably cooperate, and cause their respective controlled Affiliates to reasonably cooperate, in the defense or prosecution of any Third-Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided that no party shall be required to disclose any such records or information that would result in the loss of attorney-client privilege, but such party shall use its commercially reasonable efforts to develop an alternative to providing such records or information that is reasonably acceptable to the other party.

Section 8.04. Direct Claim Procedures. If an Indemnified Party has a claim for indemnification under Section 8.01 or Section 8.02 against an Indemnifying Party that does not involve a Third-Party Claim, the Indemnified Party shall give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. If the Indemnifying Party disputes its indemnification obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute may be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 9.04.

Section 8.05. Limitation on Indemnification Obligations.

(a) No party will be liable to any other party for Damages under this Article VIII that are special, indirect, incidental, exemplary, consequential, lost profit, multiple of earnings, or punitive damages, except where the damages are claimed by or awarded to a Third Party in a Third-Party Claim. The amount of any Damages shall be net of (i) any recovery or benefit (including insurance and indemnification) paid to the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, and if the Indemnified Party or any of its Affiliates receives such recovery or benefit after receipt of payment from the Indemnifying Party, then the amount of such recovery or benefit, net of reasonable expenses incurred in obtaining such recovery or benefit, shall be paid to the Indemnifying Party and (ii) any Tax benefit actually realized by the Indemnified Party (as a reduction in cash Tax liability of the Indemnified Party in the taxable year in which such Indemnified Party receives the indemnification payment from the Indemnifying Party or a prior taxable year), arising from the incurrence or payment of any such Damages (determined on a with and without basis). No party will be liable to any other party for Damages under this Article VIII to the extent such Damages or Liabilities represented by such Damages were taken into account in the calculation of Working Capital or the Bluefin Non-Current Liabilities Adjustment Amount pursuant to Section 2.05.

(b) Except in the case of actual fraud, Ivory Parent shall have no obligation to indemnify any CombineCo Indemnified Persons under Section 8.01(b) with respect to Damages (i) unless such claim or series of related claims involve Damages in excess of $250,000, (ii) unless and until the aggregate amount of all Damages indemnifiable under Section 8.01(b) exceeds $5 million (the “Deductible”), after which Ivory Parent shall be obligated for the CombineCo Indemnified Persons’ Damages indemnifiable under Section 8.01(b) to the extent in excess of the Deductible, or (iii) after the aggregate Damages paid by or on behalf of Ivory Parent to CombineCo Indemnified Persons under Section 8.01(b) exceeds $50 million.

(c) If any CombineCo Indemnified Person shall allege or otherwise notify Ivory Parent or any of its Affiliates, pursuant to this Article VIII or otherwise, of any breach or alleged breach of any representation or warranty in Section 4.20(b) (Sufficiency), then without limiting the rights of any such CombineCo Indemnified Persons under Section 8.01(b), Ivory Parent shall have the opportunity to cure such breach to the extent such breach is curable in such manner, by providing additional assets or services under the Transition Services Agreement, the Supplemental Transition Services Agreements, or otherwise on substantially the same basis and under substantially the same terms as contemplated by the Transition Services Agreement, the Supplemental Transition Services Agreements, or this Agreement, as applicable.

(d) For purposes of this Article VIII, both the existence of any breach of any representation or warranty contained in Section 4.20(b) (Sufficiency), and the amount of any Damages resulting from such breach, shall be determined without giving effect to any “material,” “ materiality,” “Ivory Material Adverse Effect,” or similar qualifications contained in or otherwise applicable to such representation or warranty or any definition contained therein.

(e) No knowledge of or investigation by or on behalf of a party shall constitute or effectuate a waiver of such party’s right to enforce any representation, warranty, covenant, agreement or other obligation contained in this Agreement (to the extent set forth herein) or in any way limit such party’s right to indemnification under this Article VIII.

(f) Each party to this Agreement shall, and shall cause its respective controlled Affiliates to, use commercially reasonable efforts to mitigate any Damage indemnifiable under this Article VIII upon and after becoming aware of any event that would reasonably be expected to give rise to any such Damage.

(g) For purposes of this Article VIII, any and all Damages of an Ivory Indemnified Person shall (i) take into account the relative equity ownership of Ivory Parent and its Affiliates in CombineCo and (ii) expressly include the amount required to gross up such Ivory Indemnified Person to take into account the portion of any related indemnification payment indirectly borne by Ivory Parent and its Affiliates by reason of their relative equity ownership in CombineCo.

Section 8.06. Exclusion of Other Remedies. From and after the Closing Date, the indemnification obligations set forth in Section 8.01 and Section 8.02, and the related provisions of this Article VIII with respect thereto, will constitute the sole and exclusive remedies of the parties for any Damages based on, arising out of or otherwise in respect of the indemnification obligations set forth in such Sections of this Article VIII, except for remedies involving specific performance or other equitable relief pursuant to Section 9.15 or in case of actual fraud.

Section 8.07. Treatment of Indemnity Payments. Any payments made to an Indemnified Party pursuant to this Article VIII shall be treated as an adjustment to the Ivory Cash Payment for Tax purposes to the extent permitted by Law.

Section 8.08. Claims Related to Taxes. This Article VIII shall not apply to or otherwise govern any claim, including any Third-Party Claim, related to Taxes (other than any Taxes that represent Damages arising from any non-Tax claim), the parties’ rights and obligations with respect to which shall be governed by the Tax Matters Agreement.

ARTICLE IX

Miscellaneous and General

Section 9.01. Survival. This Article IX and the covenants and agreements of Toro, CombineCo, and Toro Merger Sub contained in Article II (Certain Effects of the Toro Merger), Section 5.11 (Indemnification; Directors’ and Officers’ Insurance), Article VIII (Indemnification), and any other covenant, agreement, or other provision contained in this Agreement that by its terms contemplates performance after the Closing (including as set forth in the Separation Plan), shall survive the Closing. This Article IX and the agreements contained in Section 5.07(b) (Access, Consultation), Section 7.05 (Effect of Termination and Abandonment), and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement, except for in all such cases, for the avoidance of doubt, the Transaction Documents (other than this Agreement to the extent contemplated herein) and the Confidentiality Agreement (to the extent contemplated herein); provided, however, that the representations and warranties set forth in Section 4.20(b) (Sufficiency) shall survive the Closing for a period of 12 months, and any claim for indemnification with respect thereto pursuant to Section 8.01(b) asserted in writing prior to the end of such 12-month period shall have been timely made for purposes of this Section 9.01, and such claim shall survive until it has been fully and finally resolved in accordance with the terms of this Agreement.

Section 9.02. Amendment. This Agreement may be amended or modified in whole or in part by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors (or other similar governing bodies) at any time before or after receipt of the Toro Requisite Vote; provided, however, that after the Toro Requisite Vote has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by Toro’s stockholders without such further approval of such stockholders nor any amendment that is not permitted under applicable Law. This Agreement may not be amended or modified except by an instrument in writing signed by each of the parties hereto and which makes reference to this Agreement.

Section 9.03. Waiver.

(a) Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. Any waiver pursuant to this Section 9.03 shall not be construed as a waiver of any prior or subsequent breach or failure of the same term or condition, or a waiver of another term or condition of this Agreement.

Section 9.04. Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT AND ALL PROCEEDINGS OR COUNTERCLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. In any action or proceeding between or among the parties arising out of or relating to this Agreement, each of the parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any party’s address and in the manner set forth in Section 9.05 (Notices) shall be effective service of process for any such action, it being acknowledged and agreed that the foregoing shall not limit the right of a party to effect service of process on any other party by any other legally available method. Each of Ivory Parent and Ivory HoldCo further irrevocably consents to process being served on it in any action or proceeding by mailing a copy thereof in the manner for delivery of notices to Ivory Parent and Ivory Holdco specified in Section 9.05 to Informa USA, Inc. (the “Process Agent”), which has an address on the Execution Date as set forth in Section 9.05, as Ivory Parent’s and Ivory HoldCo’s agent for the purpose of accepting service of any process in the United States. Each of Ivory Parent and Ivory HoldCo agrees that such service upon receipt by the Process Agent (x) shall be deemed in every respect effective service of process upon such Person in any such action or proceeding and (y) shall, to the fullest extent permitted by applicable Law, be taken and held to be valid personal service upon and personal delivery to such Person.

(b) EACH PARTY (ON BEHALF OF ITSELF AND ITS AFFILIATES) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY (OR ITS AFFILIATES) MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.04.

Section 9.05. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by confirmed e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient (in each case, solely to the extent receipt is confirmed, excluding “out of office” or similar automated replies), (b) when delivered, if delivered personally to the intended recipient, and (c) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a) if to Ivory Parent, Ivory HoldCo, or Bluefin:

Informa PLC

5 Howick Place

London, SW1P 1WG

UK

Attention: Rupert Hopley, Stuart Poyser

Email: [***]

and

Informa USA, Inc.

605 Third Avenue, 22nd Floor

New York, New York 10158

Attention: Brian Vasandani

Email: brian.vasandani@informa.com

with copies to (which shall not constitute notice):

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: John A. Healy, Benjamin K. Sibbett

Email: [***]

and

Clifford Chance US LLP

Texas Tower

845 Texas Avenue, Suite 3930

Houston, Texas 77002

Attention: Jonathan D. Bobinger

Email: jonathan.bobinger@cliffordchance.com

(b) if to Toro, CombineCo, or Toro Merger Sub:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Daniel Noreck

Email: [***]

and

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Charles Rennick

Email: [***]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email: [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 9.06. Entire Agreement. This Agreement, including the Annexes and Exhibits attached hereto, the other Transaction Documents, the Toro Disclosure Letter, the Ivory Disclosure Letter, and the Confidentiality Agreement, constitute the entire agreement relating to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their respective representatives or Affiliates, whether oral or written, respecting such subject matter.

Section 9.07. No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) the D&O Indemnified Persons, which are third-party beneficiaries with respect to and may enforce Section 5.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the Related Parties which are third party beneficiaries with respect to and may enforce Section 7.05 (Effect of Termination and Abandonment) and (c) the CombineCo Indemnified Persons and the Ivory Indemnified Persons, who are third party beneficiaries with respect to and may enforce Article VIII (Indemnification).

Section 9.08. Obligations of Toro and Ivory HoldCo. If this Agreement requires a Subsidiary of Toro to take any action, such requirement shall be deemed to include an undertaking on the part of Toro and, after the Closing, CombineCo, to cause such Subsidiary to take such action. If this Agreement requires a Subsidiary of Ivory Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Ivory Parent and Ivory HoldCo to cause such Subsidiary to take such action (in the case of members of the Bluefin Group, solely to the extent such action is to be taken prior to Closing).

Section 9.09. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is held invalid or unenforceable by any court of competent jurisdiction, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.10. Expenses. Except as otherwise expressly provided in this Agreement and any other Transaction Document, whether or not the Transactions are consummated, all fees, costs, and expenses incurred by the parties in connection with this Agreement, the other Transaction Documents, and the Transactions shall be paid by the party incurring such fees, costs, and expenses, except that Toro and Ivory Parent shall equally share the filing fees for the Registration Statement, the costs and expenses for printing and mailing the Proxy Statement and the Registration Statement, and the fees payable in connection with any filings made pursuant to this Agreement under applicable Antitrust Laws.

Section 9.11. Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Adjusted EBITDA Actual Amount” means the net income of the Bluefin Business for the 12-month period ended December 31, 2023, as reflected in the Bluefin Audited Financial Statements; provided, however, that such net income shall be (a) adjusted to eliminate all amounts for interest, taxes, depreciation, and amortization (including any impairments), in each case to the extent such amounts were taken into account in the computation of such net income reflected in the Bluefin Audited Financial Statements for such 12-month period, and (b) further adjusted as described in Annex A-II.

“Adjusted EBITDA Cash Increase Amount” means an amount equal to 7 times the Qualifying EBITDA Shortfall; provided, however, that in no event shall the Adjusted EBITDA Cash Increase Amount be greater than $35 million. For this purpose, (a) the “Qualifying EBITDA Shortfall” is the EBITDA Shortfall minus $2 million and (b) the “EBITDA Shortfall” is the amount, if any, by which the Adjusted EBITDA Actual Amount is less than the Adjusted EBITDA Target Amount.

“Adjusted EBITDA Target Amount” means $38 million.

“Adjusted EBITDA Termination Event” means delivery by the independent accountant pursuant to Section 5.14(a) of an Adjusted EBITDA Certification that reflects an Adjusted EBITDA Cash Increase Amount that, but for the proviso in the definition thereof, would be greater than $35 million.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling, Controlled by, or under direct or indirect common Control with such specified Person. For the purposes of this Agreement, the term “Control” (and the correlative terms “Controlling,” “Controlled by,” and “under common Control with”), with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement, or otherwise.

“AICPA” means the American Institute of Certified Public Accountants (and any successor thereof).

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act, and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

“Base Cash Amount” means $350,000,000.

“Bluefin Assumed Liabilities” has the meaning set forth in the Separation Plan.

“Bluefin Business” has the meaning set forth in the Separation Plan.

“Bluefin Business Products” means the products and services of the Bluefin Business.

“Bluefin Employee” means those employees wholly or mainly assigned to the Bluefin Business at the Execution Date (and for purposes of the condition referred to in Section 6.03(a), with respect to the applicable representations and warranties set forth in Article IV, those employees of the Bluefin Group at the Closing).

“Bluefin Group” means Bluefin and the Bluefin Subsidiaries.

“Bluefin Intellectual Property Agreements” means licenses, sublicenses, and other agreements by or through which any Ivory Group member grants any other Persons or receives from any other Persons any exclusive or non-exclusive rights or interests in or to any Bluefin Business Intellectual Property.

“Bluefin Intellectual Property Assets” means the assets included in the Bluefin Transferred Intellectual Property.

“Bluefin Intellectual Property Registrations” means all Bluefin Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and registered Copyrights, issued and reissued patents and pending applications for any of the foregoing and including the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance, names of all current applicant(s) and registered owners(s), as applicable.

“Bluefin Non-Current Liabilities Adjustment Amount” means an amount equal to (a) the Bluefin Non-Current Liabilities Amount minus (b) $5 million; provided, however, that the Bluefin Non-Current Liabilities Adjustment Amount shall in no event be less than $0.00 or more than $75 million.

“Bluefin Non-Current Liabilities Amount” means an amount equal to the sum of all non-current liabilities, consisting only of liabilities that would result in a cash outflow, of the Bluefin Group as of the Effective Time (after giving effect to the Separation) calculated in accordance with IFRS applied on a basis consistent with that used for the financial information extracted from the Informa PLC Reporting System in relation to the Bluefin Business for purposes of the preparation of the Bluefin Interim Balance Sheet; provided, however, that the Bluefin Non-Current Liabilities Amount shall not include (i) any intercompany liabilities solely between or among members of the Bluefin Group (after giving effect to the Separation); (ii) any corporate income tax liabilities (including any deferred tax liabilities); (iii) any legal provisions with respect to any matters set forth on Annex A-III-(iii); (iv) any vacant property provisions; (v) any dilapidation provisions; (vi) any contingent consideration provisions; (vii) any provisions for sales tax with respect to any matters set forth on Annex A-III-(vii); or (viii) any liabilities included in Working Capital. For illustration purposes only, the Bluefin Non-Current Liabilities Amount could include, without limitation, the account lines (but not, for the avoidance of doubt, the related amounts except to the extent existing as of the Effective Time) identified as non-current liabilities on Annex A-I.

“Bluefin Off-the-Shelf Software” means generally commercially available, unmodified, off-the-shelf Software, used by Bluefin or any of its Subsidiaries for the Bluefin Group’s business.

“Bluefin Plan” means any (a) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA and any other material plan, policy, or arrangement (excluding employment agreements and offer letters) involving direct or indirect compensation or benefits, including any retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans, and (b) employment, bonus, stock option, stock purchase, restricted stock unit, phantom stock, or other equity based arrangement, incentive, deferred compensation, termination, severance, enhanced redundancy pay, retention, change of control, vacation, pension, profit-sharing, savings, collective bargaining, consulting, executive compensation, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance, whether written or unwritten, formal or informal, including the Ivory Share Plans, and including where a policy has been established by custom and practice, (i) under which any current or former employee, director, consultant, or independent contractor who is providing or has provided services to the Bluefin Business has any present or future right to benefits by reason of such service, (ii) that is sponsored, maintained or contributed or that is required to be sponsored, maintained or contributed to by (A) any Bluefin Group member or (B) by any Ivory Employer for the benefit of any Bluefin Employee, or (iii) with respect to which any Bluefin Group member has any Liability, but for the avoidance of doubt excluding State Schemes.

“Bluefin Retention Awards” means the incentive arrangements to be offered to certain employees of the Ivory Group in connection with the consummation of the Transactions in an aggregate amount not to exceed $3,500,000, which shall constitute Ivory Excluded Liabilities.

“Bluefin Senior Manager” means Chief Executive Officer of NetLine, Chief Strategy Officer of NetLine, VP Engineering of NetLine, President of NetLine, VP Client Services of NetLine, Chief Executive Officer of Industry Dive, Co-Founder & Senior Advisor of Industry Dive, VP of Marketing of Industry Dive, GM and EVP Content Marketing Services of Industry Dive, VP of Marketplace of Industry Dive, Associate VP Revenue Operations of Industry Dive, Chief Technology Officer of Industry Dive, VP of Human Resources of Industry Dive, FP&A Manager of Industry Dive, Global Head of Colleague Experience of Industry Dive, Chief Commercial Officer, Senior Director Marketing (Omdia), Divisional VP of Consulting (Verticals), General Manager (China), Chief Operating Officer of Canalys, Senior Director of Content Operations, Editor in Chief of Industry Dive, CRO and Head of IT Management Data Centre (each a “Bluefin Management Team Role”), or (solely for purposes of Section 5.02 (Interim Operations of Bluefin)) any individual whose annual earnings are more than the amount specified in Section 5.02 of the Ivory Disclosure Letter.

“Bluefin Subsidiaries” means the Subsidiaries of Bluefin identified in the Step Plan immediately following the consummation of the “Pre-Combination Restructuring Steps” set forth in the Step Plan.

“Brand License Agreement” means a Brand License Agreement, substantially in the form attached as Exhibit VI-B, to be entered into as of the Closing.

“business day” means any day other than Saturday, Sunday, or any day on which banks are required or permitted to close in New York, New York, or in London, England.

“Cash” means an amount equal to the consolidated balances of cash and cash equivalents of the members of the Bluefin Group (after giving effect to the Separation) calculated in accordance with IFRS applied on a basis consistent with that used for the financial information extracted from the Informa PLC Reporting System in relation to the Bluefin Business for purposes of the preparation of the Bluefin Interim Balance Sheet. Cash (i) shall be calculated net of the amount of any uncleared checks, wire transfers, or drafts written or issued by any of the Bluefin Group members (after giving effect to the Separation); and (ii) shall include the amount of any checks, wire transfers, and drafts deposited for the account of any of the Bluefin Group members (after giving effect to the Separation) or that are otherwise on hand at any of the Bluefin Group members (after giving effect to the Separation).

“Cash Merger Consideration Amount” means an amount equal to the Base Cash Amount plus any Adjusted EBITDA Cash Increase Amount.

“Closing Working Capital Target” means negative ten million five hundred thousand dollars (-$10,500,000).

“CombineCo Group” means CombineCo and the Subsidiaries of CombineCo as of immediately after the Effective Time (and shall include, for the avoidance of doubt, the Toro Surviving Corporation and the Bluefin Group).

“Commercial Cooperation Agreement” means a definitive agreement based on the terms attached as Exhibit VII.

“Confidentiality Agreement” means the amended and restated Non-Disclosure Agreement, dated July 20, 2023, by and between Toro and Informa USA, Inc.; and the related Joinder Agreement to Non-Disclosure Agreement, dated July 20, 2023, by and between Ivory Parent and Toro.

“Contracts” means any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding, or other obligation.

“Copyrights” mean original works of authorship and expressions of ideas in a tangible form, including artistic works, technical drawings, manuscripts, and program instructions.

“COVID-19” means SARS-CoV-2 or COVID-19 or any evolutions, variants, or mutations thereof.

“COVID-19 Measures” means quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken in response to the foregoing or otherwise, in each case, in connection with or in response to COVID-19 and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Data Sharing Agreement” means a Data Sharing Agreement, substantially in the form attached as Exhibit VI-A, to be entered into as of the Closing.

“Employee Matters Annex” means Annex C.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any Person, any other Person that would be deemed at any relevant time to be (a) a single employer with such Person pursuant to Section 414(b), (c), (m), or (o) of the Code or (b) under common control with such Person under Section 4001 of ERISA.

“FLSA” means the Fair Labor Standards Act of 1938.

“GAAP” means U.S. generally accepted accounting principles in force for the relevant period.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any directly or indirectly government-owned or -controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization.

“Governmental Authority” means any supranational, national, federal, state, or local government, foreign or domestic, or any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, department, board, commission, court, or other similar body exercising executive, legislative, judicial, regulatory, or administrative authority or any functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Authority to perform any of such functions.

“Governmental Consents” means all Permits, expirations of waiting periods, and other authorizations required to be obtained prior to the Effective Time by Toro, Ivory Parent, or any of their respective Subsidiaries from any Governmental Authority in connection with the execution and delivery of any Transaction Document and the consummation of the Transactions.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any members of the Bluefin Group or between or among Toro and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing or financial position of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (viii) letters of credit, bank guarantees, surety bonds, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon, or (ix) under conditional sale or other title retention agreements relating to property or assets purchased by such Person.

“Information Technology” means all (a) computers, servers, workstations, devices, networks, systems, routers, hubs, switches, data communications lines, and all other related infrastructure, equipment, and associated documentation and (b) Software.

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in the following arising under Law: (a) all patents and applications for patents and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part; (b) all Copyrights; (c) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing (collectively, “Trademarks”); (d) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, and other proprietary information of every kind; (e) all Software (whether in general release or under development); (f) all data, databases and data collections (collectively, “Data”); and (g) all other intellectual property rights.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party intentionally takes (or fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant (including the failure to consummate the transactions contemplated by this Agreement when required pursuant to the terms hereof).

“IRS” means the Internal Revenue Service.

“Ivory Employer” means each Ivory Group member employing or engaging, or that has employed or engaged, a Bluefin Employee.

“Ivory Cash Payment” means an amount equal to (a) the Base Cash Amount, plus (b) the Adjusted EBITDA Cash Increase Amount (if any), plus (c) the Estimated WC Increase Amount (if any) as determined pursuant to Section 2.05(b) (Working Capital and Non-Current Liabilities Adjustments), plus (d) (x) the Estimated Bluefin Non-Current Liabilities Adjustment Amount (if any), minus (y) the Estimated WC Decrease Amount (if any), in each of sub-clauses (x) and (y) as determined pursuant to Section 2.05(b) (Working Capital and Non-Current Liabilities Adjustments); provided, however, that the amount determined pursuant to this clause (d) shall in no event be less than $0.00.

“Ivory Group” means Ivory Parent and its Subsidiaries (including the Bluefin Group members).

“Ivory Material Adverse Effect” means (A) a change, circumstance, development, or effect that would prevent, materially delay, or materially impair the ability of Ivory Parent, Ivory HoldCo, or Bluefin to consummate the Transactions, or (B) a material adverse effect on the financial condition, properties, assets, liabilities, business, or results of operations of the Bluefin Business, taken as a whole, excluding, solely in the case of this clause (B), any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Bluefin Business operates, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Bluefin Business operates, (4) any acts of war, sabotage, civil disobedience, terrorism, natural disasters (including hurricanes, tornadoes, floods, or earthquakes), pandemic, epidemic or disease outbreak, any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Authority, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law, regulation, statute, directive, pronouncement or guideline or interpretation thereof, or any other COVID-19 Measures, (5) any failure by the Bluefin Business to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period (other than any change, effect, circumstance or development underlying such failure (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition)), (6) changes in Law, (7) changes in GAAP or other accounting principles or guidelines (or authoritative interpretation thereof), (8) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, or (9) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of the Transactions, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees (provided that the exception in this clause (9) shall not apply to references to “Ivory Material Adverse Effect” in Section 4.04); provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (6), and (7) shall be taken into account in determining whether a “Ivory Material Adverse Effect” has occurred to the extent such changes, circumstances, developments, or effects have a materially disproportionate adverse effect on the Bluefin Business, taken as a whole, relative to other participants in the industries in which the Bluefin Business operates, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances, or developments shall be taken into account in determining whether an “Ivory Material Adverse Effect” has occurred.

“Ivory Percentage” means 57.0%.

“Ivory Retained Business” means the businesses of Ivory Parent and its Subsidiaries, other than the Bluefin Business.

“Ivory Retained Group” means Ivory Parent and the Subsidiaries of Ivory Parent, other than CombineCo or any of its Subsidiaries (including any member of the Bluefin Group).

“Ivory Retained UK DB Schemes” means the Informa Final Salary Scheme, the Taylor & Francis Group Pension and Life Assurance Scheme, the UBM Pension Scheme, and the United Newspapers Executive Pension Scheme.

“Ivory Shared Contract” means any Contract (other than any Bluefin Plan or any Ivory Share Plan) that is between or among one or more Ivory Group members, on the one hand, and one or more unaffiliated third parties, on the other hand, that inures to the benefit or burden of both the Bluefin Business and the Ivory Retained Business.

“Ivory Share Plans” means the Informa Equity Revitalisation Plan, the Informa Deferred Share Bonus Plan, the Informa Long Term Incentive Plan, the Informa 2017 U.S. Employee Stock Purchase Plan, the Informa 2014 ShareMatch Plan, and the Informa ShareMatch Plan.

“Knowledge of Ivory” means the actual knowledge of the individuals identified on Section 9.11 of the Ivory Disclosure Letter.

“Knowledge of Toro” means the actual knowledge of the individuals identified on Section 9.11 of the Toro Disclosure Letter.

“Laws” means any federal, state, local, foreign, or transnational law, statute, or ordinance, common law, or any rule or regulation.

“Liability” means any liability or obligation of any nature whatsoever, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due.

“Lien” means any charge, mortgage, option, encumbrance, pledge, security interest, or other similar lien.

“Nasdaq” means The Nasdaq Global Market.

“Order” means any order, judgment, injunction, ruling, writ, award, stipulation, settlement, or decree of or with any Governmental Authority.

“PCAOB” means the United States Public Company Accounting Oversight Board (and any successor thereof).

“Permit” means any permit, license, franchise, certificate, approval, consent, or other similar authorization of any Governmental Authority.

“Permitted Lien” means (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures for which adequate reserves have been recorded in accordance with GAAP or IFRS, as applicable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for which the underlying obligation is not past due or payable; (c) Liens arising in the ordinary course of business under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business for which the underlying obligation is not past due or payable; (d) statutory landlords’ liens and liens granted to landlords under any Toro Real Property Lease or Bluefin Real Property Lease; (e) Liens and other imperfections of title that do not materially detract from the value or materially impair the use of the property subject thereto; and (f) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, or unincorporated organization, or Governmental Authority.

“Personal Data” means any data or information in any media that on its own or with any other data or information relates to an identified or identifiable individual, device, or household, including any data or information that constitutes “personal data,” “personally identifiable information,” “personal information,” or any other similar term under any applicable Law or a party’s or any of its Subsidiaries’ published privacy policies (including an individual’s combined first and last name, home address, telephone number, fax number, email address, social security number, or other Governmental Authority–issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, credit card or other financial information (including bank account information), cookie identifiers associated with registration information, or any other browser or device-specific number or identifier and any web or mobile browsing or usage information that can be used on its own or with any other data or other information to identify, contact, or locate an individual).

“Privacy/Data Security Requirements” means, as applicable, (a) all Laws governing the receipt, collection, use, storage, handling, sharing, use, disclosure, transfer, or other processing of Personal Data or the security of Information Technology or data, including the following Laws and their implementing regulations: the Federal Trade Commission Act, the CAN-SPAM Act, the Computer Fraud and Abuse Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, and any ancillary rules, binding guidelines, or other binding instruments made or issued by a Governmental Authority under the foregoing instruments, any applicable U.S. state data privacy and security Laws, including the California Consumer Privacy Act (as amended by the California Privacy Rights Act), state data breach notification Laws, the General Data Protection Regulation (EU) 2016/679, any other applicable Laws concerning requirements for website and mobile application privacy policies and practices, and Laws governing online marketing or telemarketing, (b) a party’s or any of its Subsidiaries’ published privacy policies, (c) the requirements of any agreements or codes of conduct to which a party or its Subsidiaries are bound related to the receipt, collection, use, storage, handling, sharing, use, disclosure, transfer, or other processing of Personal Data or the security of a party’s or any of its Subsidiaries’ Information Technology or data, and (d) the Payment Card Industry Data Security Standards and, to the extent that a party or any of its Subsidiaries purports to adhere to any other industry standards, such other industry standards.

“Proceeding” means any civil, criminal, or administrative actions, suits, claims, hearings, arbitrations, investigations, or other proceedings.

“Registration Rights Agreement” means a registration rights agreement, substantially in the form attached as Exhibit IV, to be entered into as of the Closing.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants, and other advisors, agents, and representatives.

“Reviewing Accountant” means a nationally recognized, independent accounting firm as may be mutually acceptable to Ivory HoldCo and CombineCo.

“Reverse Transition Services Agreement” means a reverse transitional services agreement, substantially in the form attached as Exhibit V-D, to be entered into as of the Closing.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Separation” means the restructuring transactions set forth in Annex B and Annex C (such Annexes, the “Separation Plan”).

“ShareMatch Plan” means the Informa 2014 ShareMatch Plan.

“Significant Subsidiary” means any Subsidiary of a Person that constitutes a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X.

“Software” means all computer software and code in any form or format, including systems software, application software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, libraries, frameworks, databases, software development kits (SDKs) and application programming interfaces (APIs), together with associated documentation.

“State Scheme” means any pension arrangement that is operated by a Governmental Authority to which employer contributions are required under applicable Law.

“Stockholders Agreement” means a stockholders agreement, substantially in the form attached as Exhibit III, to be entered into as of the Closing.

“Subsidiary” means, with respect to any Person, any other Person (a) of which (i) in the case of a corporation, at least (x) a majority of the equity and (y) a majority of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries, or (ii) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (x) owns a majority of the equity interests thereof and (y) has the power to elect or direct the election of a majority of the members of the governing body thereof or otherwise has Control over such organization or entity; or (b) that is required to be consolidated with such first Person for financial reporting purposes.

“Supplemental Transition Services Agreements” means supplemental transitional services agreements, substantially in the form attached as either Exhibit V-B or Exhibit V-C, or otherwise in accordance with the Employee Matters Annex, to be entered into before or at the Effective Time.

“Tax” or “Taxes” means any tax (including any income tax, gross receipts tax, capital gains tax, estimated tax, alternative minimum tax, add-on minimum tax, value-added tax, sales tax, use tax, transfer tax, property tax, business tax, stamp tax, registration tax, occupation tax, premium tax, windfall profit tax, payroll tax, social security tax, unemployment tax, disability tax, employee tax, withholding tax, gift tax, estate tax, franchise tax, net worth tax, excise tax, environmental tax, natural resources tax, escheat or unclaimed property tax, special assessment tax, and business occupancy tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee in the nature of a tax, or any related charge or amount (including any fine, penalty, interest, or addition thereto), imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Matters Agreement” means a tax matters agreement, substantially in the form attached as Exhibit II, to be entered into as of the Closing.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.

“Toro Acquisition Proposal” means any proposal or offer from any Person or group of Persons, other than Ivory Parent and its Subsidiaries, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, acquisition, business combination or similar transaction involving Toro or any of its Subsidiaries which is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of Toro’s consolidated total assets (including equity securities of Toro’s Subsidiaries) or 20% or more of any class of Toro’s equity interests, in each case other than the transactions contemplated by this Agreement.

“Toro Business” means the businesses of Toro and its Subsidiaries.

“Toro Business Products” means the products and services of Toro.

“Toro Convertible Notes” means the 0.125% Convertible Senior Notes due 2025 and the 0.00% Convertible Senior Notes due 2026, in each case governed by the applicable Toro Indentures.

“Toro dissenting stockholder” means any “stockholder” or “beneficial owner” (in each case as defined in Section 262(a) of the DGCL) of shares of Toro Common Stock who is entitled to demand and receive payment of the fair value of the shares held by such stockholder or beneficially owned by such beneficial owner pursuant to Section 262 of the DGCL, who does not vote in favor of the Toro Merger or consent thereto in writing, and who otherwise complies with all provisions of the DGCL concerning the right of stockholders or beneficial owners of shares of Toro Common Stock to obtain fair value for their shares pursuant to Section 262 of the DGCL.

“Toro Equity Award” means a Toro RSU or a Toro Option, as applicable.

“Toro ESPP” means the TechTarget, Inc. 2022 Employee Stock Purchase Plan.

“Toro Intellectual Property Agreements” means licenses, sublicenses and other agreements by or through which Toro and its Subsidiaries grant any other Persons or receive from any other Persons any exclusive or non-exclusive rights or interests in or to any Toro Intellectual Property.

“Toro Intellectual Property Assets” means all Toro Intellectual Property that are owned by Toro and its Subsidiaries, including the Toro Intellectual Property Registrations that are either set forth or required to be set forth on Section 3.10(a) of the Toro Disclosure Letter.

“Toro Intellectual Property Registrations” means all Toro Intellectual Property Assets that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names, and registered Copyrights, issued and reissued patents and pending applications for any of the foregoing and including the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance, names of all current applicant(s) and registered owners(s), as applicable.

“Toro Facility” means the Loan and Security Agreement, dated as of October 29, 2021, by and among Toro, Western Alliance Bank, as administrative agent and collateral agent, and the banks and other financial institutions or entities from time to time party thereto as lenders.

“Toro Group” means Toro and its Subsidiaries.

“Toro In-The-Money Option” means a Toro Option that has an exercise price per share that is less than the closing price per share of Toro Common Stock, as reported for the Trading Day immediately prior to the day on which the Effective Time occurs.

“Toro Indentures” means the Indenture with respect to 0.125% Convertible Senior Notes due 2025, dated as of December 17, 2020, between Toro and U.S. Bank National Association, as trustee, as supplemented from time to time; the Indenture with respect to 0.00% Convertible Senior Notes due 2026, dated as of December 13, 2021, between Toro and U.S. Bank National Association, as trustee, as supplemented from time to time; and any other indenture or similar agreement entered into by Toro following the Execution Date and on or prior to the Closing Date governing notes, debentures, or other debt securities issued in a capital markets debt financing.

“Toro Material Adverse Effect” means (A) a change, circumstance, development, or effect that would prevent, materially delay, or materially impair the ability of Toro, CombineCo, or Toro Merger Sub to consummate the Transactions, or (B) a material adverse effect on the financial condition, properties, assets, liabilities, business, or results of operations of the Toro Group, taken as a whole, excluding, solely in the case of this clause (B), any such effect resulting from or arising in connection with: (1) changes in, or events generally affecting, the financial, securities or capital markets, (2) general economic or political conditions in the United States or any foreign jurisdiction in which the Toro Group operates, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (3) changes in, or events generally affecting, the industries in which the Toro Group operates, (4) any acts of war, sabotage, civil disobedience, terrorism, natural disasters (including hurricanes, tornadoes, floods, or earthquakes), epidemic, pandemic or disease outbreak, any law, regulation, statute, directive, pronouncement or guideline issued by a Governmental Authority, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law, regulation, statute, directive, pronouncement or guideline or interpretation thereof, or any other COVID-19 Measures, (5) any failure by the Toro Group to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period, (6) a decline in the price of the shares of Toro Common Stock, or a change in the trading volume of the shares of Toro Common Stock, on Nasdaq, provided that the exceptions in clauses (5) and (6) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Toro Material Adverse Effect, (7) changes in Law, (8) changes in GAAP or other accounting principles or guidelines (or authoritative interpretation thereof), (9) the taking of any specific action expressly required by, or the failure to take any specific action expressly prohibited by, the Transaction Documents, or (10) the announcement or pendency (but, for the avoidance of doubt, not the consummation) of the Transactions, including the impact thereof on the relationships with customers, suppliers, distributors, partners or employees (provided that the exception in this clause (10) shall not apply to references to “Toro Material Adverse Effect” in Section 3.04); provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (1), (2), (3), (4), (7), and (8) shall be taken into account in determining whether a “Toro Material Adverse Effect” has occurred to the extent such changes, circumstances, developments, or effects have a materially disproportionate adverse effect on the Toro Group, taken as a whole, relative to other participants in the industries in which the Toro Group operates, but, in such event, only the incremental disproportionate impact of changes, circumstances, developments, or effects shall be taken into account in determining whether a “Toro Material Adverse Effect” has occurred.

“Toro Off-the-Shelf Software” means generally commercially available, unmodified, off-the-shelf Software used by Toro or any of its Subsidiaries for use in the Toro Group’s business.

“Toro Plan” means any (a) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA and any other material plan, policy, or arrangement (excluding employment agreements and offer letters) involving direct or indirect compensation or benefits, including any retirement, supplemental retirement, welfare benefit, retiree health, and life insurance plans and (b) employment, bonus, stock option, stock purchase, restricted stock unit, phantom stock, or other equity based arrangement, incentive, deferred compensation, termination, severance, enhanced redundancy pay, retention, change of control, vacation, pension, profit-sharing, savings, collective bargaining, consulting, executive compensation, Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance, whether written or unwritten, formal or informal, and including where a policy has been established by custom and practice, (i) under which any current or former employee, director, consultant, or independent contractor of Toro or any of its Subsidiaries has any present or future right to benefits by reason of their service as a current or former employee, director, consultant, or independent contractor of Toro or any of its Subsidiaries, or that is maintained, sponsored, or contributed to by Toro or any of its Subsidiaries, or which Toro or any of its Subsidiaries has any obligation to maintain, sponsor, or contribute, (ii) with respect to which Toro or any of its Subsidiaries has any Liability, or (iii) that is maintained or contributed to by Toro, any Subsidiary of Toro, or any ERISA Affiliates for the benefit of current or former employees of Toro or any of its Subsidiaries.

“Toro Senior Manager” means Co-founder & Executive Chairman, Chief Executive Officer, Co-founder & Executive Director of Product Innovation, Chief Financial Officer and Treasurer, President, Chief Operating Officer & Chief Revenue Officer, SVP International, Chief Product Officer, Chief Content Officer, SVP Sales Operations, VP Product Innovation & Architecture, EVP Product Operations, EVP Strategy & Enablement, Managing Director Asia Pacific, Chief Marketing Officer, Chief Technology Officer, Senior Vice President Human Resources and General Counsel (each a “Toro Management Team Role”), or (solely for purposes of Section 5.01 (Interim Operations of Toro)) any individual whose annual earnings are more than the amount specified in Section 5.01 of the Toro Disclosure Letter.

“Toro Stock Plan” means either the TechTarget, Inc. 2017 Stock Option and Incentive Plan or the TechTarget, Inc. 2007 Stock Option and Incentive Plan, as appropriate.

“Toro Superior Proposal” means an unsolicited bona fide Toro Acquisition Proposal made after the Execution Date that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of 50% or more of Toro’s consolidated total assets or more than 50% of the total voting power of the equity securities of Toro or the successor Person of Toro, that the Board of Directors of Toro has determined in its good faith judgment, after consultation with outside counsel and a financial advisor of nationally recognized reputation, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Toro’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.03(f) and the time likely to be required to consummate such Toro Acquisition Proposal).

“Toro Underwater Option” means a Toro Option that has an exercise price per share that is equal to or greater than the closing price per share of Toro Common Stock, as reported for the Trading Day immediately prior to the day on which the Effective Time occurs.

“Trading Day” means with respect to Toro Common Stock, a day on which shares of Toro Common Stock are traded on the Nasdaq.

“Transaction Documents” means this Agreement, the Separation Documentation (including the Supplemental Transition Services Agreements), the Tax Matters Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Transition Services Agreement, the Reverse Transition Services Agreement, the Brand License Agreement, the Data Sharing Agreement, and the Commercial Cooperation Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Separation, the Ivory Contribution, and the Toro Merger.

“Transfer Regulations” means, as applicable, TUPE or the EC Directive no. 2001/23 dated 12 March 2001 (Acquired Rights), as amended from time to time, and domestic legislation implementing such directive into the national law of any country in the European Union or any similar legislation in any country outside the European Union.

“Transition Services Agreement” means a transitional services agreement, substantially in the form attached as Exhibit V-A, to be entered into as of the Closing.

“Trapped Cash” means all Cash to the extent that the repatriation or payment of dividends or other similar distributions of such Cash (i) is not permitted by the organizational documents of the applicable member of the Bluefin Group (after giving effect to the Separation) or by any Contract (including, for the avoidance of doubt, reserves of profits which are required to be set aside) to which any such member is a party, unless such restrictions with respect to the repatriation or payment of dividends or other similar distributions (a) have been legally approved or waived or (b) arise solely pursuant to any Contract with respect to Indebtedness that is to be repaid or otherwise satisfied at Closing, or (ii) would result in the imposition of any penalty, cost, or expense but, in the case of any Cash described in this clause (ii), only an amount equal to such penalty, cost, or expense shall be considered to be Trapped Cash (and only to the extent that such amount is not included in Working Capital), or (iii) would result in any restriction on the ability as of immediately after the Effective Time of CombineCo or any of its Subsidiaries (including the Bluefin Group) to repatriate or pay dividends or other similar distributions (other than by reductions (but in any event not below zero) of statutory retained earnings accrued and available for distributions prior to the Closing Date).

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 2006.

“Working Capital” means an amount equal to (a) the sum of all current assets (including any Cash), consisting only of those categories of current assets identified by the applicable account line items set out in Annex A-I, minus (b) the sum of all current liabilities, consisting only of those categories of liabilities identified by the applicable account line items set out in Annex A-I, in each case of the Bluefin Group (after giving effect to the Separation) calculated in accordance with IFRS applied on a basis consistent with that used for the financial information extracted from the Informa PLC Reporting System in relation to the Bluefin Business for purposes of the preparation of the Bluefin Interim Balance Sheet; provided, however, that Working Capital shall not include (i) any intercompany assets (including Cash) or liabilities solely between or among members of the Bluefin Group (after giving effect to the Separation); (ii) any current or deferred corporate income tax assets or liabilities; (iii) any legal provisions with respect to any matters set forth on Annex A-III-(iii); (iv) any vacant property provisions or assets; (v) any dilapidation provisions; (vi) any contingent consideration provisions; (vii) any provisions for sales tax with respect to any matters set forth on Annex A-III-(vii); (viii) Trapped Cash; or (ix) any liabilities included in the Bluefin Non-Current Liabilities Amount. For illustration purposes only, an example balance sheet setting out the account lines to be included in the calculation of Working Capital (but not, for the avoidance of doubt, the related amounts) is set forth in Annex A-I.

Section 9.12. Other Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Adjusted EBITDA Certification	Section 5.14(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.13(b)
Bankruptcy and Equity Exception	Section 3.02(a)
BIS	Section 3.13(f)
Bluefin	Preamble
Bluefin Audited Financial Statements	Section 5.14(a)
Bluefin Business Intellectual Property	Section 4.10(a)
Bluefin Common Stock	Section 4.03(a)
Bluefin D&O Indemnified Person	Section 5.11(a)
Bluefin Financial Statements	Section 4.05(a)(ii)
Bluefin Insurance Policies	Section 4.17
Bluefin Interim Balance Sheet	Section 4.05(a)(i)
Bluefin Leased Real Properties	Section 4.09(b)
Bluefin Management Team Role	Section 9.11, Definition of Bluefin Senior Manager
Bluefin Material Contracts	Section 4.08(a)
Bluefin Material Customers	Section 4.18(a)
Bluefin Material Suppliers	Section 4.18(b)
Bluefin Permits	Section 4.13(a)
Bluefin Personnel	Section 4.14(n)
Bluefin Real Property Lease	Section 4.09(b)
Bluefin Relevant Persons	Section 4.13(b)
Bluefin Signing Interim Financial Statements	Section 4.05(a)(i)
Bluefin Transferred Contracts	Annex B, Section 1
Bluefin Transferred Facilities	Annex B, Section 1
Bluefin Transferred Intellectual Property	Annex B, Section 1
Broad RSU	Section 2.04(b)(i)
Cash Amount Per Share	Section 2.01(a)(ii)
Closing	Section 1.04
Closing Date	Section 1.04
Closing Statement	Section 2.05(c)
COBRA	Section 3.14(g)
Code	Recitals
CombineCo	Preamble
CombineCo Common Stock	Recitals
CombineCo Equity Incentive Plan	Section 2.04(e)(i)
CombineCo ESPP	Section 2.04(e)(ii)
CombineCo Indemnified Persons	Section 8.01
Control	Section 9.11, Definition of Affiliate
Credit Support Instrument	Section 4.03(d)
D&O Indemnified Person	Section 5.11(b)
Damages	Section 7.05(a)
Data	Section 9.11, Definition of Intellectual Property
Deductible	Section 8.05(b)
Determination Date	Section 2.05(e)
DGCL	Section 1.03
Disputed Items	Section 2.05(c)
DLLCA	Section 1.03
EBITDA Shortfall	Section 9.11, Definition of Adjusted EBITDA Cash Increase Amount
Effective Time	Section 1.05
Estimated Bluefin Non-Current Liabilities Adjustment Amount	Section 2.05(a)

Estimated Closing Statement	Section 2.05(a)
Estimated Closing Working Capital	Section 2.05(a)
Estimated WC Decrease Amount	Section 2.05(b)
Estimated WC Increase Amount	Section 2.05(b)
Exchange Agent	Section 2.01(e)
Exchange Fund	Section 2.01(e)
Exchange Notice	Section 5.09
Execution Date	Preamble
Executive RSU	Section 2.04(b)(i)
Final Bluefin Non-Current Liabilities Adjustment Amount	Section 2.05(e)
Final Closing Working Capital	Section 2.05(e)
Final Ivory Cash Payment Amount	Section 2.05(e)
Final WC Decrease Amount	Section 2.05(e)
Final WC Increase Amount	Section 2.05(e)
Indemnified Party	Section 8.03(a)
Indemnifying Party	Section 8.03(a)
Intended Tax Treatment	Recitals
Ivory Contribution	Recitals
Ivory Credit Facility	Section 5.18
Ivory Disclosure Letter	Article IV
Ivory Excluded Liabilities	Annex B, Section 1
Ivory Excluded Litigation	Annex B, Section 1
Ivory HoldCo	Preamble
Ivory Indemnified Persons	Section 8.02
Ivory Options	Section 4.14(m)
Ivory Owned Intellectual Property	Section 4.10(a)
Ivory Parent	Preamble
Ivory Share Consideration	Section 1.02
Key RSU	Section 2.04(b)(i)
Malicious Code	Section 3.10(h)
May 31 Financial Information Package	Section 7.03(d)
New Debt Facility	Section 5.18
New Facility Amount	Section 5.18
NewCo Amended and Restated Bylaws	Section 1.06(a)
NewCo Amended and Restated Certificate of Incorporation	Section 1.06(a)
Non-transferred Business Records	Section 5.08(a)
OFAC	Section 3.13(f)
Pre-Closing Business Records	Section 5.08(b)
Process Agent	Section 9.04(a)
Prohibited Person	Section 3.13(f)
Proxy Statement	Section 5.04(a)
Qualifying EBITDA Shortfall	Section 9.11, Definition of Adjusted EBITDA Cash Increase Amount
Registration Statement	Section 5.04(a)
Related Parties	Section 7.05(d)
Remedial Amendment Period	Section 3.14(c)
Required Governmental Consents	Section 6.01(e)
Sanctions and Export Controls	Section 3.13(f)
Section 4501 Tax	Section 5.17(c)
Separation Documentation	Annex B, Section 2
Separation Plan	Section 9.11, Definition of Separation
Steps Plan	Annex B, Section 2

Subsequent Bluefin Business Financial Statements	Section 5.14(a)
Takeover Statute	Section 3.18
Target Bluefin Financials Delivery Date	Section 5.14(a)
Tax Opinion	Section 5.17(b)
Tax Records	Section 5.08(a)
Termination Date	Section 7.02(a)
Third-Party Claim	Section 8.03(a)
Toro	Preamble
Toro Acquisition Proposal	Section 7.05(b)
Toro Alternative Acquisition Agreement	Section 5.03(e)
Toro Business Intellectual Property	Section 3.10(a)
Toro Certificate	Section 2.01(e)
Toro Certificate of Merger	Section 1.05
Toro Change in Recommendation	Section 5.03(f)
Toro Common Stock	Section 2.01(a)(i)
Toro D&O Indemnified Person	Section 5.11(b)
Toro Disclosure Letter	Article III
Toro Dissenting Share	Section 2.03
Toro Excluded Stock	Section 2.01(a)(i)
Toro Indemnity Agreement	Section 5.11(b)
Toro Insurance Policies	Section 3.17
Toro Leased Real Property	Section 3.09(b)
Toro Management Team Role	Section 9.11, Definition of Toro Senior Manager
Toro Material Contracts	Section 3.08(a)
Toro Measurement Date	Section 3.03(a)
Toro Merger	Recitals
Toro Merger Consideration	Section 2.01(a)(ii)
Toro Merger Sub	Preamble
Toro Options	Section 3.03(a)
Toro Owned Intellectual Property	Section 3.10(a)
Toro Permits	Section 3.13(a)
Toro Personnel	Section 3.14(k)
Toro Real Property Lease	Section 3.09(b)
Toro Real Property Sublease	Section 3.09(b)
Toro Recommendation	Section 3.02(b)
Toro Relevant Persons	Section 3.13(b)
Toro Requisite Vote	Section 3.02(a)
Toro RSU	Section 2.04(b)(i)
Toro RSUs	Section 3.03(a)
Toro SEC Documents	Section 3.05(a)
Toro Stockholders Meeting	Section 5.05(a)
Toro Superior Proposal Termination	Section 5.03(f)
Toro Surviving Corporation	Recitals
Toro Termination Fee	Section 7.05(b)
Toro Uncertificated Shares	Section 2.01(e)
Toro Undesignated Preferred Stock	Section 3.03(a)
Toro Voting Company	Section 3.03(b)
Trademarks	Section 9.11, Definition of Intellectual Property
Transaction Litigation	Section 5.21
Unvested CombineCo RSU	Section 2.04(b)(iii)
Unvested Toro RSUs	Section 2.04(b)(iii)
Vested Toro RSUs	Section 2.04(b)(ii)
Withholding Shares	Section 2.06

Section 9.13. Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Annex, or Exhibit, such reference shall be to a Section or Annex of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” With respect to the determination of any period of time, the word “from” means “from and including.” The terms “Dollars” and “$” mean United States Dollars. References to “written” or “in writing” include in electronic form. References herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References herein to any Law or statute shall be deemed also to refer to all rules and regulations promulgated thereunder. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein. When reference is made in this Agreement to information that has been “made available” to a party, that shall include information that was (i) contained in the providing party’s electronic data room no later than 2:00 p.m., Eastern time, on the date of this Agreement or (ii) delivered to the other party or its counsel.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.14. Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations, or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which consent any such party may withhold in its absolute discretion; it being understood that in the case of Ivory HoldCo’s right to receive from CombineCo any payment pursuant to Section 2.05(e)(vi), Ivory HoldCo may not assign such right (except to any of its Affiliates) without the prior written consent of CombineCo, which consent CombineCo may withhold in its absolute discretion. Any assignment in contravention of the preceding sentence shall be null and void.

Section 9.15. Specific Performance.

(a) The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties accordingly agree that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) To the extent any party hereto brings any Proceeding to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus 20 business days, or (ii) such other time period established by the court presiding over such Proceeding.

Section 9.16. Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by .pdf, .tif, ..gif, .jpeg or similar attachment to electronic mail, by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

TECHTARGET, INC.

By:	/s/ Michael Cotoia
Name: Michael Cotoia
Title: Chief Executive Officer

TORO COMBINECO, INC.

By:	/s/ Michael Cotoia
Name: Michael Cotoia
Title: President

TORO ACQUISITION SUB, LLC

By:	/s/ Michael Cotoia
Name: Michael Cotoia
Title: President

Agreement and Plan of Merger

Signature Page

INFORMA PLC

By:	/s/ Rupert Hopely
Name: Rupert Hopley
Title: Group General Counsel & Company Secretary

INFORMA US HOLDINGS LIMITED

By:	/s/ N M Perkins
Name: N M Perkins
Title: Director

INFORMA INTREPID HOLDINGS INC.

By:	/s/ Brian Vasandani
Name: Brian Vasandani
Title: Vice President

Agreement and Plan of Merger

Signature Page

ANNEX A-I

ILLUSTRATIVE BALANCE SHEET

[***]

Annex A-I-1

ANNEX A-II

ADJUSTED EBITDA—SPECIFIED ITEMS

[***]

Annex A-II-1

ANNEX A-III

WORKING CAPITAL AND BLUEFIN NON-CURRENT LIABILITIES AMOUNT—CERTAIN ITEMS

[***]

Annex A-III-1

ANNEX B

SEPARATION PLAN

1.	Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Bluefin Assumed Liabilities” means all Liabilities of any Ivory Retained Group member to the extent related to the ownership, use, or operation of the Bluefin Transferred Assets or the Bluefin Business, whether presently in existence or arising hereafter, including the following:

(a) all Liabilities set forth on the Bluefin Interim Balance Sheet, and all Liabilities incurred after the date of such balance sheet to the extent related to the ownership, use, or operation of the Bluefin Transferred Assets or the Bluefin Business, in each case to the extent not paid or performed or otherwise discharged at or prior to the Closing;

(b) all Liabilities arising out of or in connection with acts or omissions by or on behalf of the Bluefin Business occurring prior to, at, or after the Closing;

(c) all Liabilities arising under or related to the Bluefin Transferred Contracts;

(d) all Liabilities for any claim related to or arising out of or related to the use, application, malfunction, defect, design, operation, performance, or suitability of any product or service of the Bluefin Business;

(e) all Liabilities arising out of or related to any Proceeding, excluding any Ivory Excluded Litigation;

(f) all Liabilities arising out of or related to the Bluefin Transferred Facilities;

(g) all Liabilities included in Final Closing Working Capital and Bluefin Non-Current Liabilities Amount, in each case as finally determined pursuant to Section 2.05 (Working Capital and Non-Current Liabilities Adjustments);

(h) all Liabilities and Employment Costs (A) arising out of or related to the employment, or the termination of employment, of any Bluefin In-Scope Employee, in each case, whether before, on, or after the Closing (in relation to the STSA Employees, who will not be employees of a Bluefin Group member at Closing, these Liabilities and Employment Costs will be assumed by the CombineCo Affiliate they are providing their services to under the relevant STSA), (B) arising out of or related to the employment, or the termination of employment, of any Former Bluefin Employee (other than any Former Bluefin Employee who is terminated on or after the Execution Date but prior to the Closing Date in connection with a reduction in force or collective layoff) to the extent to which such liability relates to the period that the Former Bluefin Employee was employed by a Bluefin Group member, or (C) expressly assumed by CombineCo, Toro, or any of their Subsidiaries pursuant to this Agreement or any other Transaction Document; and

Annex B-1

(i) without duplication of the other provisions of this definition, all other Liabilities to the extent related to the ownership, use, or operation of the Bluefin Transferred Assets or the Bluefin Business, whether presently in existence or arising hereafter; provided that notwithstanding anything to the contrary in this Separation Plan or the Agreement, the Bluefin Assumed Liabilities shall not include (i) any Tax Liabilities, the parties’ rights and obligations with respect to which shall be governed by the Tax Matters Agreement or (ii) any Liabilities of the type described in clauses (a)-(m) of the definition of Ivory Excluded Liabilities, whether or not any such Liability is related to the Bluefin Business or the Bluefin Transferred Assets.

“Bluefin Business” means the portion of the “Informa Tech” business conducted by Ivory Parent and its Subsidiaries through the brands listed on Annex B of the Ivory Disclosure Letter under the caption “Bluefin Business Brands” (it being understood that “Bluefin Business” shall not include any other business conducted by Ivory Parent or any of its Subsidiaries, including the business conducted through the brands listed on Annex B of the Ivory Disclosure Letter under the caption “Ivory Tech Retained Brands” (such brands, the “Ivory Tech Retained Brands”)).

“Bluefin Transferred Assets” means the assets, properties, and rights owned by any Ivory Retained Group member, and the assets, properties, and rights in which any Ivory Retained Group Member has any other right to, or title or interest in, in each case that is used or held for use primarily in the conduct of the Bluefin Business as of the Closing, including the following to the extent so owned or held by any such Ivory Retained Group member as of the Closing (excluding, in each case, any of the Ivory Excluded Assets):

(i) the real property, together with all buildings, fixtures, and improvements erected thereon, and the leases of, and other interests in real property, in each case listed on Annex B of the Ivory Disclosure Letter under the caption “Bluefin Transferred Facilities” (collectively, the “Bluefin Transferred Facilities”), including the right to prepaid rent and to all security deposits and other amounts and instruments deposited to the extent not theretofore applied under the applicable leases;

(ii) all tangible personal property used or held for use primarily in the conduct of the Bluefin Business and all interests therein, including all furniture, office equipment, laptops, computers and communications equipment located at any of the Bluefin Transferred Facilities so used or held for use;

(iii) all Contracts used or held for use primarily in the conduct of the Bluefin Business, including the Bluefin Replacement Contracts and those Contracts listed on Section B of the Ivory Disclosure Letter under the caption “Bluefin Transferred Contracts” and excluding the Ivory Excluded Contracts (the “Bluefin Transferred Contracts”);

(iv) all accounts or notes receivable, prepaid expenses, and other current assets, in each case included in Final Closing Working Capital as finally determined pursuant to Section 2.05 (Working Capital and Non-Current Liabilities Adjustments);

(v) all rights, claims, credits, causes of action, or rights of set-off against third parties, in each case to the extent related to the Bluefin Business or otherwise related to the Bluefin Transferred Assets described in the other clauses of this definition or the Bluefin Assumed Liabilities;

(vi) all books, records, files, and papers to the extent used or held for use primarily in the conduct of the Bluefin Business (the “Bluefin Transferred Business Records”) (it being understood that the Ivory Retained Group members shall be permitted to retain copies of such materials in accordance with Section 5.08 (Retention of Books and Records));

Annex B-2

(vii) all Permits to the extent transferrable under applicable Law and used by or held for use primarily in the Bluefin Business (the “Bluefin Transferred Permits”);

(viii) all personnel and employment records relating to Closing Bluefin In-Scope Employees to the extent reasonably practicable and, except where the transfer of such records is not permitted by applicable Law;

(ix) the live or on-demand events related to the Bluefin Business Brands (excluding any events related to the Seller Marks);

(x) without duplication of the other provisions of this definition, any assets, properties, and rights set forth on Annex B of the Ivory Disclosure Letter under the caption “Specified Bluefin Transferred Assets”;

(xi) copies of all Structured Data (excluding Unstructured Data) pertaining to any customer or end user of any Bluefin Business Product which Data was collected by or activated by the applicable Bluefin Business Product prior to the Closing (the “Bluefin Structured Data”);

(xii) any Unstructured Data that is migrated pursuant to Exhibit A of the Transition Services Agreement (the “Bluefin Unstructured Data”);

(xiii) all Intellectual Property (except Data) used or held for use primarily in the conduct of the Bluefin Business, including the Intellectual Property set forth on Annex B of the Ivory Disclosure Letter under the caption “Bluefin Transferred Intellectual Property,” but excluding Seller Marks and any Intellectual Property made available under a Bluefin Intellectual Property Agreement (the “Bluefin Transferred Intellectual Property”);

(xiv) all bank and merchant accounts used or held for use exclusively in the conduct of the Bluefin Business (the “Bluefin Transferred Bank and Merchant Accounts”); and

(xv) all goodwill associated with any of the assets, properties, and rights described in this definition;

provided that notwithstanding anything to the contrary in this Separation Plan or the Agreement, the Bluefin Transferred Assets shall not include any Tax assets, the parties’ rights and obligations with respect to which shall be governed by the Tax Matters Agreement.

“Employment Costs” shall mean all costs, expenses, liabilities, claims, rights of action, compensation, settlement payments, redundancy payments, severance payments, awards, damages, fines, penalties, expenses and interest and costs shall include but not be limited to any compensation paid to or in respect of any employee and includes all salaries, wages, commissions, incentive payments, bonuses, all statutory contributions, holiday pay, national insurance and other social security contributions or payments, pension contributions, expense and all other emoluments, benefits and outgoings.

“Former Bluefin Employee” means an employee who is or was wholly or mainly assigned to the Bluefin Business and employed by a Bluefin Group member but who is as of the Closing no longer employed by a Bluefin Group member.

Annex B-3

“Ivory Excluded Assets” means (x) the assets, properties, and rights owned by any Ivory Retained Group member, and the assets, properties, and rights in which any Ivory Retained Group member has any other right to, or title or interest in, in each case other than the Bluefin Transferred Assets, and (y) the assets, properties, and rights owned by any Bluefin Group member, and the assets, properties, and rights in which any Bluefin Group member has any other right to, or title or interest in, in each case for purposes of this clause (y) that would not be a Bluefin Transferred Asset if such asset, property, or right were owned or held by an Ivory Retained Group member, including in each case of the foregoing clauses (x) and (y) the following:

(a) all bank and merchant accounts, other than the Bluefin Transferred Bank and Merchant Accounts;

(b) all insurance policies;

(c) all shares of capital stock or other equity interests (other than those of the Bluefin Subsidiaries);

(d) (i) the Contracts used in the provision of services under the Transition Services Agreement; (ii) the Ivory Shared Contracts and the Ivory SOWs; and (iii) any other Contracts listed in Annex B of the Ivory Disclosure Letter under the caption “Ivory Excluded Contracts” (such Contracts in clause (i), (ii), and (iii), collectively, the “Ivory Excluded Contracts”), and (iv) without duplication of the foregoing, all Contracts other than the Bluefin Transferred Contracts, including this Agreement and the other Transaction Documents;

(e) all Intellectual Property (except Data), other than the Bluefin Transferred Intellectual Property;

(f) all Data, other than Bluefin Structured Data and Bluefin Unstructured Data;

(g) all books, records, files, and papers, other than the Bluefin Transferred Business Records, whether in hard copy or electronic format, including all such materials prepared in connection with this Agreement, the other Transaction Documents, or the Transactions, and all rights of any Ivory Retained Group members arising under this Agreement, the other Transaction Documents, or the Transactions;

(h) all Permits, other than the Bluefin Transferred Permits;

(i) all real property, together with all buildings, fixtures, and improvements erected thereon, and the leases of, and other interests in, real property, other than the Bluefin Leased Real Properties;

(j) all assets, property, and rights, including information and data, that are made available to or used to provide services to, as applicable, CombineCo and its Subsidiaries pursuant to the Brand License Agreement, the Data Sharing Agreement (other than Bluefin Structured Data), the Transition Services Agreement (other than Bluefin Unstructured Data), and the Commercial Cooperation Agreement;

(k) all Excluded Services (as defined under the Transition Services Agreement), including all assets, property, and rights thereof;

Annex B-4

(l) all personnel and employment records, other than personnel and employment records relating to Closing Bluefin In-Scope Employees, or records related to Closing Bluefin In-Scope Employees where the transfer of those records to CombineCo is not permitted by applicable Law or reasonably practicable;

(m) all live or on-demand events related to the Seller Marks; and

(n) all assets, properties, and rights described on Annex B of the Ivory Disclosure Letter under the caption “Specified Ivory Excluded Assets”;

provided that notwithstanding anything to the contrary in this Separation Plan or the Agreement, the Ivory Excluded Assets shall not include any Tax assets, the parties’ rights and obligations with respect to which shall be governed by the Tax Matters Agreement.

“Ivory Excluded Liabilities” means all Liabilities of (x) any Ivory Retained Group member (other than the Bluefin Assumed Liabilities) and (y) any Bluefin Group member to the extent not related to the ownership, use, or operation of the Bluefin Transferred Assets or the Bluefin Business, whether presently in existence or arising hereafter, in each case including the following:

(a) all Liabilities for Indebtedness;

(b) (i) all Liabilities arising under or relating to any acquisition or disposition transaction completed by Ivory Parent or any of its Subsidiaries prior to the Execution Date pursuant to any of the agreements on Annex B of the Ivory Disclosure Letter under the caption “Excluded Purchase Agreements,” including for any earnout, deferred payment, indemnification, true-up, purchase price adjustment, or similar obligations with respect thereto, or (ii) any Liabilities arising under any other acquisition agreement entered into by Ivory Parent or any of its Subsidiaries prior to the Closing to the extent such Liabilities are for purchase price consideration paid or payable for the assets or equity acquired by Ivory Parent or any of its Subsidiaries pursuant to such agreement, including for any earnout, deferred payment, true-up, purchase price adjustment, or similar obligations with respect thereto;

(c) all Liabilities under and to the extent related to this Agreement or any of the other Transaction Documents, including any transaction expenses of Ivory Parent or any of its Affiliates (unless otherwise provided in any such case by the terms of this Agreement or any of the other Transaction Documents);

(d) all Liabilities to the extent relating to the Ivory Excluded Assets or any Ivory Retained Business;

(e) all Liabilities for any amounts drawn after the Closing by any Person (other than CombineCo or its Affiliates) under any Credit Support Instrument, to the extent such draw relates to or arises out of facts, circumstances, events, acts or omissions that existed, occurred or failed to occur (in whole or in part) prior to the Closing;

(f) all Liabilities relating to any real property other than the Bluefin Transferred Facilities;

(g) all Liabilities of Ivory Parent or any of its Subsidiaries to any broker, finder, or agent for any investment banking or brokerage fees, finders’ fees, or commission relating to the Transactions;

Annex B-5

(h) all Liabilities relating to the matters set forth in Annex B of the Ivory Disclosure Letter under the caption “Ivory Excluded Litigation” (such matters, the “Ivory Excluded Litigation”);

(i) all Liabilities and Employment Costs related to Out-of-Scope Personnel, whether arising on, before or after the Closing;

(j) all Liabilities in respect of Bluefin Retention Awards;

(k) all Liabilities relating to the Ivory Retained UK DB Schemes, and all Liabilities relating to the Informa Media, Inc. Retirement Plan and the Informa Media, Inc. and Supplemental Executive Retirement Plan; and

(l) all Liabilities arising out of or related to the employment, or the termination of employment, of any Former Bluefin Employee who is terminated on or after the Execution Date but prior to the Closing Date in connection with a reduction in force or collective layoff;

(m) all Liabilities in respect of any indemnification or similar payments to any Bluefin D&O Indemnified Person in respect of any matter that is otherwise an Ivory Excluded Liability;

provided that notwithstanding anything to the contrary in this Separation Plan or the Agreement, the Ivory Excluded Liabilities shall not include any Tax Liabilities, the parties’ rights and obligations with respect to which shall be governed by the Tax Matters Agreement.

“Name” means any trademark, service mark, legal entity name, business name, trade name, logo, get up, URL, or domain name, or any rights derived from the use of any of the foregoing.

“Out-of-Scope Personnel” means each current or former employee, director, or officer of the Ivory Group or of the Bluefin Group or any of their respective Affiliates who is not a Bluefin In-Scope Employee or a Former Bluefin Employee (other than any Former Bluefin Employee who is terminated on or after the Execution Date but prior to the Closing Date in connection with a reduction in force or collective layoff).

“Seller Logo” means the logos shown in Annex B of the Ivory Disclosure Letter under the caption “Seller Logos.”

“Structured Data” means any Data that is organized or stored in a pre-defined and structured format.

“Unstructured Data” means any Data that is not Structured Data. For the avoidance of doubt, Unstructured Data does not include structured application data or information tagged with reference or other similar identifying numbers such as audience data.

2.

Separation; Separation Documentation. The Separation shall be consummated in compliance with applicable Law and pursuant to definitive documentation, including the Supplemental Transition Services Agreements, on which Toro has had a reasonable opportunity to review and comment to the extent any member of the Bluefin Group is a party thereto (such documentation, the “Separation Documentation”), which documentation shall incorporate the reasonable comments of Toro. The Separation Documentation shall implement the Separation (a) to give effect to the provisions of Section 3 of this Annex B and (b) in the manner and the order described in the steps plan attached as Schedule A to this Annex B (as may be amended or otherwise modified pursuant to this Section 2, the “Steps Plan”); provided, however, that Ivory Parent shall be permitted to amend or otherwise modify

Annex B-6

the Steps Plan (x) so long as such amendments or other modifications would not reasonably be expected, individually or in the aggregate, (i) to be material and adverse to CombineCo or its Subsidiaries (including, after the Closing, the members of the Bluefin Group), (ii) to prevent or materially delay the consummation of the Ivory Contribution, or (iii) to result in a material Tax liability to Toro, CombineCo or any of its Subsidiaries (including, after the Closing, the members of the Bluefin Group), or the holders of Toro Common Stock prior to the Effective Time, in each case that would not be the subject of indemnification by Ivory Parent under the Tax Matters Agreement or (y) with the prior written consent of Toro, which consent shall not be unreasonably withheld, conditioned, or delayed? provided, further, that Ivory Parent shall reasonably in advance consult in good faith with Toro in connection with, and provide Toro with written notice of, any such amendments and other modifications.

3.	Transfer of Assets and Assumption of Liabilities. Ivory Parent shall cause, and shall cause its applicable Subsidiaries to cause:

(a) the transfer by the Ivory Retained Group members to a Bluefin Group member of each Bluefin Transferred Asset;

(b) the assumption by a Bluefin Group member of each Bluefin Assumed Liability;

(c) with respect to each asset, property, and right of a Bluefin Group member that is an Ivory Excluded Asset, the transfer thereof by the applicable Bluefin Group member to an Ivory Retained Group member, as designated by Ivory Parent; and

(d) with respect to each Liability of a Bluefin Group member that is an Ivory Excluded Liability, the assumption thereof by an Ivory Retained Group member, as designated by Ivory Parent.

4.

Third-Party Approvals. Ivory Parent shall and, to the extent requested by Ivory Parent, CombineCo and Toro shall each use its commercially reasonable efforts to obtain, as promptly as practicable after the Execution Date, all consents, authorizations, approvals, or waivers required to be obtained from any Person who is not a party to this Agreement (including any Governmental Authority) that are necessary to consummate the Separation and the Ivory Contribution.

5.	Non-assignable Assets; Ivory Shared Contracts.

a)

Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 5, to the extent that the sale, assignment, transfer, conveyance, or delivery, or attempted sale, assignment, transfer, conveyance, or delivery, to any Bluefin Group member of any Bluefin Transferred Asset, or to any Ivory Retained Group member of an Ivory Excluded Asset, would result in a violation of applicable Law, or would require any consents, authorizations, approvals, or waivers required to be obtained from any Person who is not a party to this Agreement (including any Governmental Authority), and such consents, authorizations, approvals, or waivers shall not have been obtained prior to the Closing, neither this Agreement nor any other Transaction Document shall constitute a sale, assignment, transfer, conveyance, or delivery, or an attempted sale, assignment, transfer, conveyance, or delivery, thereof; provided, however, that subject to the satisfaction or waiver of the conditions contained in Article VI, the Closing shall occur notwithstanding the foregoing. For up to 12 months following the Closing, Ivory Parent, Ivory HoldCo and CombineCo shall each use its commercially reasonable efforts, and reasonably shall cooperate with each other, to obtain any such required consents, authorizations, approvals, and waivers; provided that none of Ivory Parent, Ivory HoldCo, CombineCo, or any of their respective Affiliates, shall be required to pay any consideration to any third party therefor (other than de

Annex B-7

minimis amounts or, with respect to Ivory HoldCo, amounts required pursuant to the express terms of the applicable Bluefin Transferred Asset or Ivory Excluded Asset, as applicable, to be paid in connection with obtaining such a consent, authorization, approval, or waiver) or make any material financial or other concession. Once such consent, authorization, approval, waiver, release, substitution, or amendment is obtained, Ivory Parent and Ivory HoldCo shall assign, transfer, convey, and deliver, or shall cause to be assigned, transferred, conveyed, and delivered, to a Bluefin Group member, as designated by CombineCo, the relevant Bluefin Transferred Assets, or CombineCo shall assign, transfer, convey, and deliver, or shall cause to be assigned, transferred, conveyed, and delivered, to an Ivory Retained Group member, as designated by Ivory HoldCo, the relevant Ivory Excluded Assets, as applicable, and CombineCo shall, or shall cause the relevant Bluefin Group member to, and Ivory HoldCo shall, or shall cause the relevant Ivory Retained Group member to, assume all related Ivory Excluded Liabilities or Bluefin Assumed Liabilities, as the case may be, in each case to which such consent, authorization, approval, or waiver relates, in each case for no additional consideration.

b)

If any Bluefin Transferred Asset or Bluefin Assumed Liability cannot be transferred to or assumed by a Bluefin Group member following the Closing pursuant to this Section 5, CombineCo and Ivory Parent shall each use its commercially reasonable efforts to enter into (or cause the applicable Subsidiary thereof to enter into) such arrangements (such as subleasing, sublicensing, or subcontracting) to provide to the applicable parties the economic and, to the extent permitted under applicable Law, operational equivalent of such Bluefin Transferred Asset or Bluefin Assumed Liability as of the Closing and the performance by the applicable Bluefin Group member of its obligations with respect thereto. CombineCo shall, or shall cause a Bluefin Group member to, in either case as agent or subcontractor for Ivory Parent and the other Ivory Retained Group members, as applicable, pay, perform, and discharge fully the Liabilities of Ivory Parent and the other Ivory Retained Group members thereunder from and after the Closing to the extent such Liabilities would otherwise have constituted a Bluefin Assumed Liability and arise in connection with the arrangements under this Section 5. At CombineCo’s expense, Ivory Parent shall, or shall cause an Ivory Retained Group member to, hold in trust for and pay to the applicable Bluefin Group member promptly upon receipt thereof, any income, proceeds, and other monies received by Ivory Parent or any other Ivory Retained Group member to the extent related to such Bluefin Transferred Asset in connection with the arrangements under this Section 5.

c)

If any Ivory Excluded Asset or Ivory Excluded Liability cannot be transferred to or assumed by an Ivory Retained Group member following the Closing pursuant to this Section 5, CombineCo and Ivory Parent shall each use its commercially reasonable efforts to enter into (or cause the applicable Subsidiary thereof to enter into) such arrangements (such as subleasing, sublicensing, or subcontracting) to provide to the applicable parties the economic and, to the extent permitted under applicable Law, operational equivalent of such Ivory Excluded Asset or Ivory Excluded Liability as of the Closing and the performance by the applicable Ivory Retained Group member of its obligations with respect thereto. Ivory Parent shall, or shall cause an Ivory Retained Group member to, in either case as agent or subcontractor for CombineCo and the other Bluefin Group members, as applicable, pay, perform, and discharge fully the Liabilities of CombineCo and the other Bluefin Group members thereunder from and after the Closing to the extent such Liabilities would otherwise have constituted an Ivory Excluded Liability and arise in connection with the arrangements under this Section 5. At Ivory Parent’s expense, CombineCo shall, or shall cause a Bluefin Group member to, hold in trust for, and pay to the applicable Ivory Retained Group member promptly upon receipt thereof, any income, proceeds, and other monies received by CombineCo or any other Bluefin Group member to the extent related to such Ivory Excluded Asset in connection with the arrangements under this Section 5.

Annex B-8

d)

From and after the Execution Date until the date that is nine months after the Closing, with respect to the Shared Contracts and those statements of works thereunder or addenda thereto (each such statement of work or addendum, an “Ivory SOW”), Ivory Parent shall, and shall cause its applicable Subsidiaries to, use its commercially reasonable efforts (but without any payment of money (other than de minimis amounts) or any obligation to make any concession of any nature) to cause the counterparties to each such Shared Contract and any related Ivory SOW(s) to enter into a separate Contract with a Bluefin Group member resulting in such Bluefin Group member having rights and obligations under such separate Contract that are substantially similar in all material respects to those rights and obligations, in each case solely to the extent related to the Bluefin Business, under the applicable Shared Contract and Ivory SOW(s) (each such separate Contract, a “Bluefin Replacement Contract”); provided, however, that (i) Ivory Parent shall consult in good faith with CombineCo with respect to negotiating the Bluefin Replacement Contracts with the applicable counterparties, and Ivory Parent shall use its commercially reasonable efforts to cause CombineCo to be provided the opportunity to participate in all material negotiations, discussions, meetings, and other material communications with such counterparties, and (ii) if, prior to the Closing, a Bluefin Replacement Contract cannot be obtained in form and substance reasonably acceptable to Toro, then from and after the Closing Ivory Parent shall, and shall cause its appliable Subsidiaries to, use its commercially reasonable efforts to (x) continue to negotiate such Bluefin Replacement Contract with the applicable counterparties (continuing to consult in good faith with Toro with respect to negotiating such Bluefin Replacement Contract with the applicable counterparties and continuing to cause Toro to be provided the opportunity to participate in all material negotiations, discussions, meetings, and other material communications with such counterparties) and (y) make the applicable Ivory Shared Contract and Ivory SOW(s) available to a Bluefin Group member pursuant to arrangements by which such Bluefin Group member will receive the benefits and assume the Liabilities of such Ivory Shared Contract and Ivory SOW(s) (in the case of such benefits and Liabilities, to the extent such benefits and Liabilities would have constituted a Bluefin Transferred Asset, with respect to such benefits, and a Bluefin Assumed Liability, with respect to such Liabilities, in either case had such Ivory Shared Contract and Ivory SOW(s) been Bluefin Transferred Contracts), in each case solely to the extent related to the Bluefin Business, until the first to occur of (1) the expiration of such Ivory Shared Contract or Ivory SOW(s) (as applicable) in accordance with its terms and (2) the termination of such Ivory Shared Contract or such Ivory SOW(s); provided, further, that Ivory Parent shall not, and shall cause its applicable Subsidiaries not to, terminate such Ivory Shared Contract or such Ivory SOW(s) (as applicable) without CombineCo’s prior written consent, which consent shall not be unreasonably conditioned, withheld, or delayed (it being understood that the lapse of any “term” of any such Ivory Shared Contract or such Ivory SOW(s) shall not be deemed to be a termination for these purposes).

6.

Wrong Pockets. If, following the Closing, Ivory Parent, on the one hand, or CombineCo, on the other hand (or any of their respective Subsidiaries, excluding CombineCo and its Subsidiaries (in the case of Ivory) and including the Bluefin Group members (in the case of CombineCo)) shall receive or otherwise possess any asset, property, or right that should belong to the other party pursuant to this Agreement, such Person shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto at no cost. In furtherance of the foregoing, CombineCo undertakes and agrees to, or cause its Subsidiaries (including the Bluefin Group members) to, promptly transfer any Ivory Excluded Asset to Ivory Parent or its designee and promptly forward or remit to Ivory Parent or its designee any payments or mail received by CombineCo or any of its Subsidiaries (including the Bluefin Group members) on account of any Ivory Excluded Asset; and Ivory Parent undertakes and agrees to, or cause its Subsidiaries (other than CombineCo and its Subsidiaries) to, promptly transfer any Bluefin Transferred Asset to CombineCo or its designee and to promptly forward and remit to CombineCo or its designee any payment or mail received by Ivory Parent or any of its Subsidiaries (other than CombineCo and its Subsidiaries) on account of any Bluefin Transferred Asset. Prior to any such transfer, the Person then holding or possessing such asset shall hold such asset in trust for such other Person.

Annex B-9

7.

Insurance. From and after the Closing, (a) the Bluefin Group members, the Bluefin Business, and the Bluefin Transferred Assets shall cease to be insured by any Ivory Retained Group member’s insurance policies or by any of the Ivory Retained Group members’ self-insured programs (collectively, the “Ivory Insurance Policies”), and (b) neither CombineCo nor any of its Subsidiaries shall have any access, right or title to, or interest in, any such insurance policies to cover the Bluefin Group members, the Bluefin Business, any Bluefin Transferred Assets, any Bluefin Assumed Liability, or any other Liability arising from the ownership or operation of the Bluefin Business or the ownership or use of any Bluefin Transferred Asset; provided that the Bluefin Group members shall continue to have the benefit of any Ivory Insurance Policy that, by its terms, covers and permits claims by them in respect of acts, omissions and events occurring prior to the Closing and to the extent relating to the Bluefin Business, any Transferred Asset or any Assumed Liability. Ivory HoldCo and its Affiliates may amend, effective at or prior to the Closing, any insurance policies in the manner it deems appropriate to give effect to this Section 7. Except as provided in this Section 7, from and after the Closing, CombineCo shall be responsible for securing all insurance it considers appropriate for its ownership and operation of the Bluefin Group members, the Bluefin Business, the ownership and use of the Bluefin Transferred Assets, the Bluefin Assumed Liabilities, and any other Liability arising from any of the foregoing.

8.

Intercompany Accounts and Contracts. Effective as of immediately prior to the Closing, except for the Transaction Documents, all intercompany accounts between any of the Ivory Retained Group members, on the one hand, and any of the Bluefin Group members, on the other hand, shall be settled and paid in full (regardless of the terms of payment of such intercompany accounts), and all Contracts between any of the Ivory Retained Group members, on the one hand, and any of the Bluefin Group members, on the other hand, shall be terminated, in each case without further Liability to CombineCo or any of its Subsidiaries. Notwithstanding anything to the contrary in the foregoing, all intercompany notes created in connection with the Separation between any of the Ivory Retained Group members, on the one hand, and any of the Bluefin Group members, on the other hand, shall be deemed settled as of the Closing, in each case without further Liability to CombineCo or any of its Subsidiaries.

9.

Release of Credit Support. Each of the parties hereto will use its reasonable best efforts to obtain the unconditional release of (a) the Ivory Retained Group members from each of the financial guarantees, letters of credit, financial assurances, surety bonds, and performance bonds, relating to the Bluefin Business or otherwise relating to the Bluefin Transferred Assets, including effecting such release through CombineCo’s or its Subsidiaries’ provision of financial guarantees or other credit support or the substitution in all respects of CombineCo for any of the Ivory Retained Group members that is a party to any such Credit Support Instrument so that CombineCo or the applicable Subsidiary of CombineCo shall be solely responsible for the obligations of such Credit Support Instrument, and (b) CombineCo and the Bluefin Group members from each Credit Support Instrument to the extent relating to any businesses other than the Bluefin Business or otherwise relating to the Ivory Excluded Assets, including effecting such release through any of the Ivory Retained Group members’ provision of financial guarantees or other credit support or the substitution in all respects of any Ivory Retained Group members for any Bluefin Group members party to any such Credit Support Instrument so that the applicable Ivory Retained Group members shall be solely responsible for the obligations of such Credit Support Instrument; provided, however, that in the case of each of clauses (a) and (b) above, any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to CombineCo and Ivory HoldCo. From and after the Closing, (i) CombineCo shall indemnify and hold harmless the Ivory Retained Group members for any and all Damages arising from or relating to the Credit Support Instruments to the extent relating to the Bluefin Business or otherwise relating to the Bluefin Transferred Assets and (ii) Ivory Parent shall indemnify and hold harmless

Annex B-10

CombineCo and the Bluefin Group members for any and all Damages arising from or relating to the Credit Support Instruments to the extent relating to any Ivory Retained Business or otherwise relating to the Ivory Excluded Assets. In the event that such unconditional release is not obtained prior to the Closing, each party shall continue to use its commercially reasonable efforts to accomplish the foregoing release and substitution as promptly as reasonably practicable in accordance with this Section 9.

10.

Use of Names. As promptly as reasonably practicable after the Closing Date (and in any event within 12 months after the Closing Date), and subject to the Brand License Agreement, CombineCo shall, and shall cause its Subsidiaries to, cease to use any Name incorporating “Informa,” any Ivory Tech Retained Brands or any Seller Logo or any derivation of the foregoing that would reasonably be expected to be confused therewith, or any other Name confusingly similar thereto (the “Seller Marks”), from any materials and assets included in the Bluefin Transferred Assets (collectively, the “Seller Mark Items”), and CombineCo shall be responsible for the removal, destruction, and disposal of any remaining Seller Mark Items bearing any Seller Marks in the possession of CombineCo or any of its Subsidiaries. Notwithstanding the foregoing, (a) CombineCo shall not be required to remove, destroy, or dispose of the Seller Marks or Seller Mark Items from (i) archived Bluefin Transferred Business Records (excluding, for the avoidance of doubt, stationery, promotional materials, advertising, or other public or customer-facing Bluefin Transferred Business Records that are not archived), (ii) any customer agreements or documentation issued to customers prior to the Closing Date, or (iii) any other non-public-facing documents in existence prior to the Execution Date that are used for internal purposes only; and (b) nothing in this Section 10 shall prevent CombineCo or any of its Subsidiaries from using the Seller Marks in a manner that would not constitute an infringement under applicable Law. All costs and fees associated with the removal, destruction, and disposal of the Seller Marks from all Seller Mark Items after the Closing shall be borne and paid solely by CombineCo.

11.

Bank and Merchant Accounts. From and after the Execution Date and prior to the Closing, Ivory HoldCo and Toro shall each use its commercially reasonable efforts to identify and obtain any and all bank and merchant accounts that may reasonably be required for the Bluefin Business to continue to operate immediately after the Closing in the ordinary course of business (taking into account, for these purposes, the Bluefin Transferred Bank and Merchant Accounts).

Annex B-11

SCHEDULE A TO ANNEX B

STEPS PLAN

[***]

Annex B-12

ANNEX C

SEPARATION PLAN—EMPLOYEE MATTERS ANNEX

1.	The parties to this Agreement acknowledge that as at the Execution Date:

(a) there are Bluefin In-Scope Employees who are employed by Bluefin Subsidiaries who the parties intend shall remain employed by the Bluefin Subsidiaries on Closing;

(b) there are Bluefin In-Scope Employees who are currently employed by an Ivory Retained Group member who the parties intend shall become employed by a Bluefin Subsidiary, another member of the CombineCo Group or a Professional Employer Organization (“PEO”) either on or following Closing;

(c) there are Bluefin Subsidiaries that currently employ Non-Bluefin Employees who the parties intend shall become employed by a member of the Ivory Retained Group either prior to or on Closing; and

(d) there are Bluefin In-Scope Employees employed by a PEO. In each case, the PEO is engaged by a Bluefin Subsidiary and the parties intend that such Bluefin In-Scope Employees will remain employed by the relevant PEO on Closing.

2.	The parties further acknowledge that not all Bluefin In-Scope Employees will be employed by a Bluefin Subsidiary at Closing but instead:

(a) certain Bluefin In-Scope Employees (the “STSA Employees”) will remain employed by the Ivory Retained Group for a period post-Closing and will provide their services to a Bluefin Subsidiary from Closing until such time as the parties agree that such STSA Employees will become employed by a Bluefin Subsidiary; and

(b) the STSA U.S. Employees will, by Closing, if necessary to ensure an orderly transition of the provision of employee benefits post-Closing, be employed by the Ivory Retained Group and their services will be provided to a Bluefin Subsidiary from Closing until such time as the parties agree that such STSA U.S. Employees will become employed by a Bluefin Subsidiary.

3.

In order to ensure that (a) certain Bluefin In-Scope Employees are employed by a Bluefin Subsidiary from Closing (known as “Closing Bluefin In-Scope Employees”) and (b) there are no Non-Bluefin Employees employed by a Bluefin Subsidiary at Closing, it will be necessary for Ivory Parent to take or to cause to be taken certain steps prior to Closing to effect an employee separation.

4.	Part A of this Annex C sets out the steps which Ivory Parent intends to take or cause to be taken to ensure the Closing Bluefin In-Scope Employees are employed by a Bluefin Subsidiary as at Closing.

5.

Part B of this Annex C sets out the steps which Ivory Parent intends to take or cause to be taken with the objective that the STSA Employees are employed by a Bluefin Subsidiary or another member of the CombineCo Group as at the relevant STSA End Date.

6.	Part C of this Annex C sets out other employee matters which the parties have agreed in relation to the Bluefin In-Scope Employees from the date of this Agreement.

Annex C-1

PART A

PRE-CLOSING EMPLOYEE SEPARATION STEPS

7.	The parties acknowledge that Ivory Parent intends to take or cause to be taken the following steps on or before Closing:

(a) in respect of each Non-Bluefin Employee, Ivory Parent will cause the transfer of the employment of such individual from the relevant Bluefin Subsidiary into an Ivory Retained Group member (whether pursuant to an Automatic Transfer Regime, an Offer and Acceptance Process or otherwise);

(b) in respect of each Closing Bluefin In-Scope Employee who is employed by an Ivory Retained Group member, Ivory Parent will or will cause a member of the Ivory Retained Group to:

(i) transfer the employment of that Closing Bluefin In-Scope Employee to a Bluefin Subsidiary (whether pursuant to the Transfer Regulations, an Offer and Acceptance Process or otherwise and subject to the Closing Bluefin In-Scope Employee’s right to object to that transfer (if any) under the Transfer Regulations, or otherwise refuse to agree to the transfer of employment);

(ii) take the necessary reasonable steps, as mutually agreed with Toro, to ensure that the Closing Bluefin In-Scope Employee is employed by a PEO engaged by CombineCo or a CombineCo Subsidiary from Closing; or

(iii) take necessary reasonable steps, as mutually agreed with Toro, to ensure that that Closing Bluefin In-Scope Employee is employed by a CombineCo Subsidiary from Closing, if appropriate;

subject always to any information and consultation requirements required by applicable law, in respect of which Toro will cooperate and cause its Subsidiaries to cooperate.

8.

Toro agrees to provide Ivory Parent (or another member of the Ivory Retained Group as the Ivory Parent may direct) with reasonable cooperation and assistance to facilitate the steps set out in paragraph 7 above. Ivory Parent agrees to provide Toro with reasonable advance notice, in no event less than 20 business days prior to the Closing, specifying the action to be taken under paragraph 7(b) with respect to each Closing Bluefin In-Scope Employee (including the identity of the Bluefin Subsidiary, PEO or CombineCo Subsidiary (as applicable) envisaged to employ the Closing Bluefin In-Scope Employee from the Closing).

9.

In respect of the Central Shared Services Employees, Ivory Parent and Toro will enter into discussions in good faith to determine whether any such person should be designated as a Closing Bluefin In-Scope Employee or a STSA Employee and if that person, or any other person who should have been a Continuing Bluefin Employee at Closing, is not so treated, Ivory Parent and Toro will take reasonable steps to ensure that such Person becomes a Continuing Bluefin Employee as soon as possible following Closing.

10.

In addition, if Ivory Parent and Toro mutually identify in good faith any person who has been designated a Bluefin In-Scope Employee and who should not be designated as a Continuing Bluefin Employee as of the Closing, then Ivory Parent and Toro will take reasonable steps to ensure that such Person does not become a Continuing Bluefin Employee and is retained by or transferred to an Ivory Employer and is treated as Out-of-Scope Personnel.

Annex C-2

11.

Unless otherwise agreed with Toro (Toro acting in good faith and such agreement not to be unreasonably withheld or delayed) Ivory Parent shall ensure that the number of employees identified by Ivory Parent as being Bluefin In-Scope Employees does not increase by more than five percent between the Execution Date and the Closing Date.

PART B

POST-CLOSING EMPLOYEE STEPS

Supplemental Transitional Services Arrangements.

12.

The parties agree that in respect of each STSA Employee, Ivory Parent and Toro shall take the necessary reasonable steps to ensure that such STSA Employee can provide his/her services to the relevant Bluefin Subsidiary from Closing pursuant to an STSA and in particular:

(a) for each country where an STSA Employee is based, Ivory Parent and Toro shall or shall cause the relevant Ivory Retained Group member and the relevant Bluefin Subsidiary to enter into an STSA pursuant to which the Ivory Retained Group member shall provide the services of the relevant STSA Employee for a period of time beginning at the Effective Time and continuing until such time as the parties agree that such STSA Employee can be employed by a Bluefin Subsidiary or a PEO or another member of the CombineCo Group;

(b) the STSA for the relevant country shall be based on the Template U.S. STSA and Template ROW STSA, as appropriate, subject to such changes as are necessary to reflect the agreed termination date, local legislation, customs, process or tax requirements and as mutually agreed to by Toro and Ivory Parent;

(c) in respect of the relevant STSA Employees, Toro and Ivory Parent shall cause the relevant legal entities to cooperate in good faith to enter into the relevant STSA on or prior to Closing;

(d) the parties shall cooperate in good faith to identify legal entities (which may be PEOs) that are capable of employing STSA Employees and fulfilling the role as an employer of the STSA Employees following the completion of such STSA Employees period of service under an STSA and are legally permitted to employ such employees in accordance with the terms set out at paragraph 15 below (each, a “New Employer Entity”);

(e) Toro shall, at least ten weeks prior to the anticipated date of termination of the relevant STSA, notify Ivory Parent of the full name and company details of the New Employer Entity; and

(f) the STSA Employee shall become employed by the New Employer Entity pursuant to the process set out in paragraphs 15 to 18 below.

13.

In the event that the arrangements under any ROW STSA are challenged (including by a regulator or the authorities in any applicable jurisdiction), or provision of the services under the ROW STSA would put the relevant Ivory Subsidiary or CombineCo Subsidiary in breach of the rules of any entity or authority which regulates the business of either of those parties, Ivory Parent and CombineCo will work together to address such concerns and agree upon any reasonably necessary amendments to the STSA services, or if not possible, other reasonable workarounds.

Annex C-3

Employment Offers for STSA Employees Post-Closing.

14.

The parties acknowledge that it is intended that each STSA Employee (other than the STSA Automatic Transfer Employees) will be offered employment with the relevant New Employer Entity, to take effect from termination of the relevant STSA (such termination date, the “STSA End Date”; and such employees, the “STSA Offer and Acceptance Employees”).

15.

Ivory Parent having approved the form of offer letter and having been provided with a table setting out the proposed material compensation terms (salary, target annual bonus, and, as applicable, commission) for each STSA Offer and Acceptance Employee in advance of it being sent to the STSA Offer and Acceptance Employees (with a reasonable opportunity to comment), CombineCo shall cause the New Employer Entity to make an offer of employment to each STSA Offer and Acceptance Employee who remains continuously employed through the date of such offer which:

(a) is on terms, conditions and benefits that are Substantially Similar when compared to the terms, conditions and benefits that applied to such STSA Offer and Acceptance Employee immediately prior to such offer;

(b) is made on a date which is at least 28 days prior to the relevant STSA End Date (the last such date an offer may be made under this paragraph 15(b), the “STSA Offer Deadline Date”) to take effect on a day immediately after the relevant STSA End Date and shall be effective on the same date for all STSA Offer and Acceptance Employees in the same jurisdiction, except where an extension is required in accordance with paragraph (c);

(c) is open for acceptance for at least 7 days after the date on which the offer is made (except where an extension is necessary to accommodate the applications envisaged by paragraphs 34 to 35 of this Annex C in which case the offer will remain open for the period mutually agreed by Toro and Ivory Parent acting reasonably) (the “Visa Long-Stop Date”); and

(d) recognizes Accrued Leave Entitlements and requires the STSA Offer and Acceptance Employee (to the extent permissible by applicable Law) to agree to “roll over” all and any right to receive their Accrued Leave Entitlements and End of Service Entitlements to the New Employer Entity and agreeing to waive his/her right to receive any other Severance Payment from the Ivory Employer in accordance with paragraph 17.

16.

If an STSA Offer and Acceptance Employee accepts an Offer, Ivory Parent and Toro agree that the employment of that STSA Offer and Acceptance Employee with the Ivory Employer shall terminate at 11:59 p.m. local time on the day immediately prior to the Transfer Date and that he/she shall become employed by the New Employer Entity with effect from the Transfer Date (and any such employee that commences employment with the New Employer Entity shall become known as a “STSA Transferred Employee”).

17.	Ivory Parent and Toro further agree that:

a)

any End of Service Entitlements and Accrued Leave Entitlements that have accrued up to the Transfer Date will not be paid to the STSA Transferred Employee upon the termination of his/her employment with the Ivory Employer and the New Employer Entity shall be responsible for the accrued End of Service Entitlements and Accrued Leave Entitlements (as at the Transfer Date) payable to the STSA Transferred Employee; and

Annex C-4

b)

that, together with relevant member of the Ivory Retained Group, the New Employer Entity will, as set forth in paragraph 15(d) of this Annex C, use commercially reasonable efforts to ensure that such STSA Transferred Employee will sign a waiver of claims against the relevant member of the Ivory Retained Group and Ivory Employer (in a form provided by Ivory Parent), including his or her right to receive any End of Service Entitlements and Accrued Leave Entitlements and any other Severance Payment on the termination of his employment with the Ivory Employer.

18.

If an STSA Offer and Acceptance Employee is not made an offer by a New Employer Entity that complies with the requirements of paragraph 15 of this Annex C, or if an STSA Offer and Acceptance does not transfer to CombineCo or the relevant CombineCo Subsidiary because the Offer expires as a result of their Visa Application being outstanding by the Visa Long-Stop Date, then CombineCo shall indemnify and hold harmless Ivory Parent and/or the Ivory Employer and promptly reimburse, following demand by Ivory Parent and/or the Ivory Employer, Ivory Parent and/or the Ivory Employer for all Employment Costs and Liabilities incurred by the Ivory Parent or Ivory Employer, in connection with: (a) the continued employment of such STSA Offer and Acceptance Employee until such time as he or she may be lawfully terminated by the Ivory Employer; and (b) the termination of such STSA Offer and Acceptance Employee, including each Employment Cost and Liability in respect of Severance Payments and End of Service Entitlements and in relation to any claim brought by or on behalf of the STSA Offer and Acceptance Employee in relation to such termination; provided that Ivory follows any termination process required by applicable Law to the extent reasonably practicable.

Automatic Transfers.

19.

The parties acknowledge that the employment of certain STSA Employees may automatically transfer from the relevant member of the Ivory Retained Group to a Bluefin Subsidiary on the relevant STSA End Date pursuant to the Transfer Regulations (the “STSA Automatic Transfer Employees”). In addition, there may be an automatic transfer of certain of the Bluefin In-Scope Employees to a CombineCo or a Bluefin Subsidiary at or before Closing pursuant to the steps set out at paragraph 7 of this Annex C.

20.

If any employee alleges or asserts that or it is determined that they transfer to CombineCo or its Affiliates or a Bluefin Subsidiary pursuant to the Transfer Regulations at or before Closing who is not an STSA Employee, a Closing Bluefin In-Scope Employee (or a Central Shared Services Employee who it is agreed will be a STSA Employee or a Closing Bluefin In-Scope Employee in accordance with paragraph 9 of this Annex C) then Ivory Parent will or will cause the relevant Ivory Employer to indemnify and hold harmless CombineCo or its Affiliates against all Liabilities and Employment Costs arising out of or related to employment of that employee and the termination of the employment of that employee, provided that CombineCo and its Affiliate use reasonable endeavors to minimize such Liabilities.

21.

In the event that Ivory Parent informs CombineCo that the Transfer Regulations apply to an STSA Employee on the relevant STSA End Date, CombineCo shall or shall cause the applicable New Employer Entity to provide to Ivory Parent promptly on its reasonable request such information as is solely available to such New Employer Entity or CombineCo that may be necessary to enable the applicable Ivory Employer to comply with its obligation to inform or consult with the STSA Automatic Transfer Employee or any other affected employees of such Ivory Employer or their respective representatives pursuant to the Transfer Regulations and CombineCo shall indemnify and hold harmless Ivory Parent and/or the Ivory Employers and promptly reimburse, following demand by Ivory Parent

Annex C-5

and/or the Ivory Employers, Ivory Parent and/or the Ivory Employers for each Liability and Employment Cost arising as a consequence of CombineCo’s failure to provide the necessary information to Ivory Parent in order for it to comply with its consultation obligations under the Transfer Regulations in respect of any Automatic Transfer Employee.

22.

Ivory Parent shall cause the relevant Ivory Employer to comply with any obligations to inform and consult under the Transfer Regulations in relation to the Automatic Transfer Employees and, except as set out in paragraph 21, Ivory Parent shall indemnify and hold harmless CombineCo and/or its Affiliates and promptly reimburse, following demand by CombineCo and its Affiliates for each Liability and Employment Cost arising as a consequence of a failure to comply with its obligations pursuant to the Transfer Regulations.

23.

In order for the parties to meet their obligations under the Transfer Regulations, Ivory Parent shall cause the relevant Ivory Employer to provide such information that is required for the parties to comply with the Transfer Regulations relating to STSA Employees who transfer on the relevant STSA End Date to the relevant New Employer Entity or CombineCo (as applicable) to the extent reasonably practicable and except where the transfer of such records is not permitted by applicable Law.

24.

The parties do not intend that any of the STSA Employees will automatically transfer to CombineCo or its Affiliates on or before Completion. If any employee alleges or asserts that or it is determined that they transfer to CombineCo or its Affiliates on or before Completion then CombineCo shall indemnify and hold harmless Ivory Parent and/or the Ivory Employers and promptly reimburse, following demand by Ivory Parent and/or the Ivory Employers, Ivory Parent and/or the Ivory Employers for each Liability and Employment Cost arising as a consequence of a failure to comply with its obligations under the Transfer Regulations in respect of that STSA Employee.

Additional Provisions Relating to U.S. Employees.

25.

With respect to each STSA U.S. Employee and each Closing U.S. Employee who participates in the Informa USA, Inc. 401(k) plan (the “Ivory 401(k) Plan”), CombineCo shall, after the relevant Transfer Date, permit (or cause its Affiliates to permit) each STSA U.S. Employee and Closing U.S. Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Paragraph 401(a)(31) of the Code including loans (to the extent permitted by the Ivory 401(k) Plan and subject to the rollover guidelines of the applicable tax-qualified plan of CombineCo or its Affiliates)) in an amount equal to the full account balance (including loans (to the extent permitted by the Ivory 401(k) Plan and subject to the rollover guidelines of the applicable tax-qualified plan of CombineCo or its Affiliates)) distributable to such STSA U.S. Employee or Closing U.S. Employee from the Ivory 401(k) Plan to a tax-qualified plan maintained by a New Employer Entity.

26.

At-Will Status. Notwithstanding the above or any other provision of this Agreement, nothing in this Agreement shall create any obligation on the part of any Ivory Employer, CombineCo or any New Employer Entity to (i) continue the employment of any Continuing Bluefin Employee or permit the return from a leave of absence for any period following the date of this Agreement (except as required by applicable Law) or (ii) change the employment status of any Continuing Bluefin Employee from “at will,” to the extent such Continuing Bluefin Employee is an “at will” employee under applicable Law.

27.

Payroll and Related Taxes. Unless otherwise mutually agreed by Ivory Parent and CombineCo, with respect to the portion of the tax year applicable to an STSA U.S. Employee or Closing U.S. Employee occurring prior to such individual’s Transfer Date, Ivory will (i) be responsible for all payroll obligations, tax withholding and reporting obligations and (ii) furnish a Form W-2 or similar earnings statement to such STSA U.S. Employee or Closing U.S. Employee for such period. With respect to the remaining portion of such tax year, CombineCo will (i) be responsible for all payroll obligations, tax withholding, and reporting obligations with respect to such individual’s service with a New Employer Entity and (ii) furnish a Form W-2 or similar earnings statement to such individual for such period.

Annex C-6

28.

WARN. After the Effective Time, (i) Ivory shall be responsible for providing any necessary WARN notice (and meeting any similar state Law notice requirements) with respect to any termination of employment of any STSA U.S. Employee on or before the relevant Transfer Date and (ii) CombineCo shall be responsible for providing any necessary WARN notice (and meeting any similar state Law notice requirements) with respect to any termination of employment of any STSA U.S. Employee after the Transfer Date.

29.

COBRA. Ivory Parent shall be responsible for, or causing the relevant Ivory Employer to be responsible for, administering compliance with the group health plan continuation requirements of COBRA with respect to STSA U.S. Employees and former STSA U.S. Employees and their covered dependents who incur a COBRA qualifying event or loss of coverage under an Ivory Benefit Plan that is a group health plan subject to Part 6 of Subtitle B of Title I of ERISA.

30.

Certain Health Expenses. All claims arising in respect of STSA U.S. Employees, Closing U.S. Employees and their covered dependents before the relevant Transfer Date under any Ivory Benefit Plan that is a group health plan will remain a Liability of Ivory Parent.

31.

U.S. Employees on Leave. CombineCo shall become responsible for and satisfy all Liabilities with respect to any STSA U.S. Employee or Closing U.S. Employee who is, as of the relevant Transfer Date, on vacation or other approved leave of absence, whether paid or unpaid (including leave under FMLA or corresponding state Law, disability, military leave and other approved leave, including Liabilities for salary continuation, paid leave or leave that would have otherwise been provided under any Ivory Benefit Plan) (a “Leave Employee”); provided such Leave Employee becomes actively employed by CombineCo within six months following the relevant Transfer Date. No Ivory Employer shall be responsible for Liabilities with respect to any STSA U.S. Employee or Closing U.S. Employee who becomes actively employed by CombineCo within six months following the relevant Transfer Date.

PART C

OTHER EMPLOYEE MATTERS

32.

In relation to each employee of the Toro Group immediately prior to the Effective Time (a “Continuing Toro Employee”), and each Continuing Bluefin Employee and STSA Employee, for a period of at least one year following the Closing Date (or such shorter period as the Continuing Toro Employee or Continuing Bluefin Employee in question continues to be employed by a Toro Group member, a Bluefin Group member, or a CombineCo Group member and the STSA Employee continues to be employed by the Ivory Retained Group), or such longer period required by applicable Law, CombineCo shall cause each Continuing Toro Employee and Continuing Bluefin Employee and Ivory Parent shall cause each STSA Employee to:

(a) continue to be employed on terms and conditions of employment and benefits that are Substantially Similar when compared to the terms that applied to such individual immediately prior to Closing; and

Annex C-7

(b) to the extent not covered by the foregoing paragraph (a), be entitled to Severance Payments (excluding equity or equity based compensation) that are no less favorable than the Severance Payments (excluding equity or equity based compensation) that are provided to such individual immediately prior to the Closing Date.

33.

To the extent that service is relevant for purposes of eligibility, vesting or benefit accrual under any employee benefit plan, program or arrangement (other than benefit accrual under any defined benefit plan, program or arrangement) established or maintained by the Bluefin Group or CombineCo (or a New Employer Entity) for the benefit of Continuing Toro Employees or Continuing Bluefin Employees, CombineCo shall use commercially reasonable efforts to cause such plan, program (including with respect to paid time off and severance) or arrangement to credit such individuals service with the applicable Toro Group member or Ivory Employer; provided, however, that (i) such service need not be taken into account to the extent it would result in duplication of benefits and (ii) such service need only be taken into account to the same extent and for the same purposes as such service was taken into account under the corresponding Toro Benefit Plan or Ivory Benefit Plan, as applicable. Notwithstanding anything to the contrary in this Agreement or the STSA, no STSA Employee who is an active participant in the CombineCo Benefit Plans shall receive duplicate benefits under the corresponding Ivory Benefit Plans. Furthermore, unless expressly provided for in this Agreement or required by applicable Law, no provision in this Agreement shall be construed to create any right to accelerate vesting, distribution of benefits or entitlements to any compensation or Ivory Benefit Plan or CombineCo Benefit Plan on the part of any Bluefin In-Scope Employee or any Non-Bluefin Employees.

From and after the applicable Transfer Date, with respect to any plan, program or arrangement of the Bluefin Group, CombineCo, or a New Employer Entity providing medical, dental and vision coverage that is provided to Continuing Bluefin Employees, to the extent such Continuing Bluefin Employee would be eligible for such plan, program or arrangement but for any applicable service requirement, such Continuing Bluefin Employee shall be permitted to participate in such plan, program or arrangement. From and after the applicable Transfer Date, CombineCo shall use commercially reasonable efforts to cause any employee benefit plan, program or arrangement established or maintained for the benefit of STSA Employees and Closing Bluefin In-Scope Employee which provides medical, dental, or vision coverage to cause such plan, program, or arrangement to (i) credit such STSA Employees and Closing Bluefin In-Scope Employee for service with the applicable Ivory Employer; provided, however, that (A) such service need not be taken into account to the extent it would result in duplication of benefits and (B) such service need only be taken into account to the same extent and for the same purposes as such service was taken into account under the corresponding Bluefin Plan; (ii) waive any pre-existing condition limitations for conditions covered under the applicable Bluefin Plans available to the STSA Employees and Closing Bluefin In-Scope Employees immediately prior to the Transfer Date and any applicable waiting periods; and (iii) credit STSA Employees and Closing Bluefin In-Scope Employees with any deductible and out-of-pocket expenses incurred by such individuals and their dependents under the applicable Bluefin Plans during the portion of the current year preceding the applicable Transfer Date for purposes of satisfying any applicable deductible or out-of-pocket requirements under any similar plan, program or arrangement of a New Employer Entity or the Bluefin Group in which such STSA Employees or Closing Bluefin In-Scope Employees may be eligible to participate from and after the Closing. Ivory HoldCo shall use its best efforts to provide CombineCo, as promptly as practicable after the Transfer Date, with such information reasonably requested by CombineCo as is reasonably necessary to implement the provisions of this paragraph.

Annex C-8

34.

Ivory Parent and CombineCo shall cause the relevant Ivory Employer and the New Employer Entity to cooperate with each other in the preparation and submission (on an expedited/ priority application basis) of all necessary documents required to transfer the employer details of the employment visa, work permit, residence permit (and other immigration and/or employment documents required to employ the STSA Employees and base them in the relevant jurisdictions) (“Visa”) or to allow for the submission of a new application by the New Employer Entity (a “Visa Application”), if applicable, such that such Visa or Visa Application is amended or a new Visa or Visa Application is issued to refer to the New Employer Entity and cease to refer to the relevant Ivory Employer. In addition, CombineCo and Ivory Parent will take all reasonably practicable steps to ensure that the immigration status of any Closing Bluefin In-Scope Employee is not materially adversely impacted by the arrangements contemplated by this Agreement.

35.

In the event an offer of employment remains open for acceptance pending a Visa Application in accordance with paragraph 15(c) of this Annex C after the Closing Date (in respect of Closing Bluefin In-Scope Employees) or the relevant STSA End Date (in respect of the STSA Employees) (such an offer being a “Visa Employee Offer” in respect of a “Visa Employee”), Ivory Parent shall, to the extent permitted by the Visa applicable to the Ivory Employer or Visa Application, cause the services of the Visa Employee to be made available to CombineCo until such date as the Visa Employee is able to accept the Offer and transfer to a New Employer Entity or the Visa Employee’s employment is lawfully terminated by the Ivory Employer, subject to CombineCo promptly re-imbursing the Ivory Employer for the total cost of employing the Visa Employee during this period (including applicable income tax and social security contributions).

36.

This Annex C is included for the sole benefit of the parties to this Agreement and their respective permitted transferees and permitted assignees and does not and shall not create any right in any other Person, including any current or former employee of any Bluefin Group member or any of their respective Affiliates, any employee, or any beneficiary or dependent of any of the foregoing, or any other Person who is not a party to this Agreement or any permitted transferee or permitted assignee thereof. Nothing contained in this Agreement (express or implied) is intended to (a) create or amend any employee benefit plan, program, or arrangement, (b) confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment or (c) affect the employment terms, conditions, compensation, and benefits of any individual covered by a collective agreement or works council in a manner impermissible under applicable Law. No current or former employee of any Bluefin Group member or any of their respective Affiliates, any employee, or any beneficiary or dependent of any of the foregoing, or any other Person not a party to this Agreement or any permitted transferee or permitted assignee thereof, shall be entitled to assert any claim against CombineCo, Ivory HoldCo, Bluefin or any other Bluefin Group member, or any of their respective Affiliates (including Ivory Parent, CombineCo, and Toro Merger Sub) under this Annex C.

Share Plans.

37.

Ivory Parent shall satisfy any options or awards granted before the Closing Date under the Ivory Share Plans to Continuing Bluefin Employees (“Awards”) which vest, are exercised or released or where shares of Ivory Common Stock are delivered on or after the Closing Date in accordance with the rules of the relevant Ivory Share Plan by:

(a) selling (or procuring the sale of) sufficient shares of Ivory Common Stock subject to an Award to cover any Tax due in relation to the Award to the extent that such Tax is required to be withheld by the relevant CombineCo Group entity under applicable Tax law or regulation (as mutually determined by Ivory Parent and CombineCo, including with respect to the amount of such Tax), paying those sale proceeds to the relevant CombineCo Group entity within three business days of the Tax event as relevant and promptly notifying the relevant CombineCo Group entity of such Tax event;

Annex C-9

(b) delivering to the relevant Continuing Bluefin Employee the remaining number of shares of Ivory Common Stock and, as soon as reasonably practicable thereafter, notifying the relevant CombineCo Group entity of such delivery; and

(c) paying to the relevant CombineCo Group entity an amount equal to any employer’s portion of any social security or other Taxes due in relation to the Awards (as mutually determined by Ivory Parent and CombineCo, including with respect to the amount of such social security or other Taxes) within three business days of the Tax event.

Annual Bonus and Commission.

38.

In relation to any annual bonus or commission payments to Continuing Bluefin Employees for the performance period in which the Closing Date takes place, payments due to or in respect of any Continuing Bluefin Employees (and any employer’s portion of any social security or other Taxes due in relation to such annual bonus or commission payments) which relate to a period (or partial period):

(a) before the Closing Date, shall be determined by Ivory Parent (with the amount of social security and other Taxes due mutually determined by Ivory Parent and CombineCo) and borne or discharged by Ivory Parent paying the relevant amounts to the relevant CombineCo Group entity no later than ten business days before such amounts are due for payment and the relevant CombineCo Group entity shall be responsible for paying the annual bonus or commission payments to the relevant Continuing Bluefin Employees on or around Ivory Parent’s normal bonus or commission (as applicable) payment date and for discharging any Tax on those payments as required; and

(b) on or after the Closing Date, shall be determined and borne or discharged (including in relation to Tax) by the CombineCo Group.

PART D

CERTAIN DEFINED TERMS

39.	As used in Annex B and this Annex C, the following terms shall have the meanings set forth below:

“Accrued Leave Entitlements” means any entitlement which an individual is entitled to claim from his employer (whether under statute, contract, rules and policies of the employer, or applicable collective agreement) in respect of holiday or other leave that has accrued but is untaken on the termination of employment (including any outstanding holiday balance and/or holiday allowance amounts, paid sick leave, accrued but unused vacation time, paid time off and other time-off benefits).

“Automatic Transfer Employees” means those employees who automatically transfer from the relevant member of the Ivory Retained Group to a Bluefin Subsidiary as set out at paragraph 19 of this Annex C, including the STSA Automatic Transfer Employees.

“Bluefin In-Scope Employee” means each employee that (i) Ivory Parent has, in good faith, identified at the Execution Date as being wholly or mainly assigned to the Bluefin Business; or (ii) who is subsequently employed by the Ivory Group, in good faith, to be wholly or mainly assigned to the Bluefin Business; or (iii) is subsequently mutually identified by Ivory Parent and Toro as being wholly or mainly assigned to the Bluefin Business. Bluefin In-Scope Employee shall not include any employee whose employment ends or who is no longer wholly or mainly assigned to the Bluefin Business between Execution and Closing.

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“Central Shared Services Employees” means employees of the Ivory Group who work for both the Bluefin Business and the business of the Ivory Retained Group and who are not Bluefin In-Scope Employees.

“Closing U.S. Employees” means the Closing Bluefin In-Scope Employees who reside in the United States.

“CombineCo Benefit Plan” means an employee benefit plan, program or arrangement maintained for employees of a New Employer Entity.

“Continuing Bluefin Employee” means a Closing Bluefin In-Scope Employee or STSA Employee who is or becomes an employee of the Bluefin Group or Toro Group member or a PEO at Closing or, in respect of the STSA Employees on the Transfer Date.

“End of Service Entitlements” means any end of service entitlements (including any accrued employee gratuity and statutory severance payments, recognising previous years of service with the Ivory Employer to the extent required and any Severance Payment) which are payable to an employee in connection with the termination of his or her employment.

“Ivory Benefit Plan” means an employee benefit plan, program or arrangement maintained for employees of an Ivory Employer.

“Ivory Employer” means each Ivory Group member employing or engaging, or that has employed or engaged, a Bluefin In-Scope Employee.

“New Employer Entity” shall have the meaning given to it at paragraph 12(d).

“Non-Bluefin Employee” means employee of a Bluefin Group member who is not a Bluefin In-Scope Employee.

“Offer” means an offer of employment made in accordance with paragraph 15.

“Offer and Acceptance Process” means a process whereby an employee transfers to a new employer by way of their current employment coming to an end and being offered and entering into a new employment contract with the new employer.

“Severance Payment” means a payment payable under a Severance Plan, relevant employment contract, collective agreement, or under applicable Law to or in respect of any employee upon leaving employment, including, for the avoidance of doubt, where an employee leaves on a voluntary or an involuntarily basis.

“Severance Plan” means any plan, rules, policies, scheme, arrangement, or past practice (whether contractual or not) under which any cash or non-cash benefit is or may be provided to or in respect of any individual upon leaving employment, including, for the avoidance of doubt, under any formal or informal separation pay plan or practice, where the individual leaves on a voluntary or an involuntarily basis.

“STSA” means the relevant agreement for the provision of services to be supplied by the relevant Ivory Retained Group member to the relevant Bluefin Group subsidiary or Toro Group subsidiary pursuant to which certain Bluefin In-Scope Employees may be assigned to provide services following Closing being in the form of either the Template Row STSA or Template U.S. STSA, except in relation to amendments which are necessary to reflect the agreed termination date, local legislation, customs, process or tax requirements.

Annex C-11

“STSA U.S. Employees” means certain STSA Offer and Acceptance Employees who reside in the United States.

“Substantially Similar” means, as applicable, terms and conditions that (a) recognize such employee’s service with the Ivory Employer or the Toro Group, (b) are substantially similar to and, considered in the aggregate, no less favorable than the terms and conditions that applied to that employee at the relevant reference point, including (unless otherwise mutually agreed in advance by Toro and Ivory Parent) with reference to post-termination restrictions, notice period, and severance pay, and (c) include, unless an alternative composition or value has been mutually agreed in advance by Toro and Ivory Parent: (i) a base salary and target annual cash bonus and commission opportunity that is at least as high, (ii) cash allowances that overall are at least as beneficial, and (iii) other employee benefits (other than non-qualified deferred compensation, equity or equity based benefits, equity purchase plans, defined benefit pension benefits, and retiree medical or welfare benefits) that are in the aggregate substantially similar, to the benefits as provided to such employee at the relevant reference point.

“Template ROW STSA” means the STSA(s) which apply(ies) to the STSA Employees outside of the US substantively in the form of the ROW STSA template.

“Template U.S. STSA” means the STSA template which applies to the STSA U.S. Employees.

“Transfer Date” means: (a) with respect to a STSA Offer and Acceptance Employee, the date such individual commences employment with a New Employer Entity after accepting an offer of employment made pursuant to paragraph 15; and (b) with respect to a Closing U.S. Employee, the Closing Date.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Annex C-12

Annex 5.18

TERM SHEET FOR IVORY CREDIT FACILITY

[***]

Annex 5.18

EXHIBIT I-A

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TECHTARGET, INC.

The name of the corporation is TechTarget, Inc. (the “Corporation”). The date of the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 4, 2024 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Toro CombineCo, Inc. This Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate”) amends and restates the Original Certificate, and was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

The Original Certificate is hereby amended and restated to read in its entirety as follows:

ARTICLE 1

NAME

The name of the corporation is TechTarget, Inc. (the “Corporation”).

ARTICLE 2

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE 3

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE 4

CAPITAL STOCK

Section 4.01. Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 255,000,000, consisting of 250,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Preferred Stock”). The powers, preferences and rights of, and the qualifications, limitations and restrictions on, the Corporation’s shares of capital stock shall be determined in accordance with, or as otherwise set forth in, this Certificate. The number of authorized shares of

Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, subject to obtaining a vote of the holders of any classes or series of Preferred Stock, if such a vote is required pursuant to the terms of this Certificate (including any Preferred Designation).

Section 4.02. Common Stock.

(a) Subject to all the powers, preferences and rights of the Preferred Stock, and except as provided by law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders of the Corporation generally are entitled to vote; provided, however, that no holder of Common Stock, in such holder’s capacity as such, shall be entitled to vote on any amendment to this Certificate (including any Preferred Designation) that alters or changes the powers, preferences or rights of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series of Preferred Stock, to vote thereon pursuant to this Certificate (including any Preferred Designation) or pursuant to the DGCL.

(b) Except as otherwise provided in this Certificate (including any Preferred Designation) or required by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more classes or series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such other classes or series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.

(c) Except as otherwise provided in this Certificate (including any Preferred Designation) or by applicable law, dividends and other distributions may be declared and paid on the Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors of the Corporation (the “Board”) in its discretion shall determine.

(d) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the right, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon dissolution or liquidation or winding up of the Corporation, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by each such stockholder.

Section 4.03. Preferred Stock. Subject to the terms of the Stockholders Agreement, dated as of [•], 2024 (as amended from time to time, the “Stockholders Agreement”), by and among the Corporation, Informa PLC, and Informa US Holdings Limited (Informa PLC, its affiliates (other than the Corporation and its subsidiaries), and their respective Permitted Assignees (as defined in the Stockholders Agreement), in each case at any time and for so long as any such Person (as defined below in Article 8) beneficially owns (as defined in the Stockholders Agreement) any shares of Common Stock, the “Principal Stockholders”), Preferred Stock may be issued from time to time in one or more classes or series pursuant to a resolution or resolutions providing for such issuance duly adopted by the Board and the filing of a certificate of designations with respect thereto with the Secretary of State of the State of Delaware pursuant to the applicable provisions of the DGCL (a “Preferred Designation”), authority to do so being hereby expressly vested in the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of any such classes or series of Preferred Stock, including without limitation the number of shares constituting any such classes or series and the designation thereof. Except as otherwise required by law, holders of a class or series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate (including any Preferred Designation).

ARTICLE 5

BOARD OF DIRECTORS

Section 5.01. Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board, subject to the terms of this Certificate, the Stockholders Agreement, any Preferred Designation and applicable law.

Section 5.02. Number and Election of Directors. Subject to the terms of the Stockholders Agreement and any Preferred Designation, the number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation (as may be amended from time to time, the “Bylaws”). There shall be no cumulative voting in the election of directors. Elections of directors need not be by written ballot unless otherwise required by applicable law or the Bylaws.

Section 5.03. Newly Created Directorships and Vacancies. Subject to the terms of the Stockholders Agreement and any Preferred Designation, vacancies on the Board resulting from death, resignation, removal or otherwise, and newly created directorships resulting from any increase in the number of directors may be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and not by the stockholders of the Corporation, and each director so elected shall hold office until his or her successor is elected and qualified or his or her earlier death, resignation or removal; provided, however, that at any time the Principal Stockholders collectively beneficially own at least 50% of the issued and outstanding shares of Common Stock, any such vacancy may be filled by the stockholders.

Section 5.04. Removal. Subject to the terms of the Stockholders Agreement and any Preferred Designation, any director or the entire Board may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon; provided, however, that no Ivory Director (as defined in the Stockholders Agreement) may be removed (other than for cause) without the prior written consent of the Principal Stockholder that designated such Ivory Director pursuant to the Stockholders Agreement.

Section 5.05. Quorum. A quorum for a meeting of the Board shall require the attendance of the numbers and categories of the directors of the Corporation specified in the Stockholders Agreement, the Bylaws, and the DGCL, in each such case in the manner specified therein.

ARTICLE 6

MEETINGS OF STOCKHOLDERS

Section 6.01. Meetings of Stockholders. Subject to the terms of the Stockholders Agreement and any Preferred Designation:

(a) An annual meeting of the Corporation’s stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, and on such date and at such time as the Bylaws may provide.

(b) Any action required or permitted to be taken by the holders of capital stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in lieu of a meeting by such holders; provided, however, that at any time when the Principal Stockholders collectively beneficially own at least 40% of the total voting power of all the then outstanding shares of Common Stock (and only at any such time), any action required or permitted to be taken by the holders of capital stock of the Corporation instead may be taken, without a meeting or prior notice, by signed consent, delivered to the Corporation, of stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(c) Special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by or at the direction of the Board, the Chairman of the Board, if any, or the Chief Executive Officer of the Corporation; provided, however, that at any time when the Principal Stockholders collectively beneficially own at least 40% of the total voting power of all the then outstanding shares of Common Stock (and only at any such time), special meetings of the stockholders of the Corporation for any purpose or purposes also shall be called by or at the direction of the Board or the Chairman of the Board upon the request of any Principal Stockholder.

ARTICLE 7

LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 7.01. Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by applicable law. To the fullest extent permitted by applicable law, any amendment or repeal of this Article 7 by either (a) the stockholders of the Corporation or (b) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such repeal or amendment with respect to any acts or omissions occurring before such repeal or amendment of a person serving as a director of the Corporation at the time of such repeal or amendment.

Section 7.02. Right to Indemnification.

(a) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise (each, a “Covered Person”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law. To the fullest extent authorized by applicable law, the right to indemnification conferred in this Article 7 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition. The right to indemnification conferred in this Article 7 shall be a contract right.

(b) If a claim for indemnification (following the final disposition of any such action, suit or proceeding) or advancement of expenses under this Article 7 is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense (including reasonable attorneys’ fees) of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under this Article 7 or applicable law.

(c) The Corporation may, by action of the Board, provide indemnification and advancement of expenses to such of the employees and agents of the Corporation to such extent and to such effect as the Board shall determine to be appropriate and authorized by applicable law.

Section 7.03. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under applicable law.

Section 7.04. Priority of Corporation Obligations. The Corporation hereby acknowledges that a Covered Person may have certain rights of indemnification, advancement of expenses or insurance provided by persons (any such person, an “Other Indemnitor”) other than the Corporation or an affiliate of the Corporation. The Corporation agrees and undertakes for the benefit of each Other Indemnitor that (a) the Corporation is the indemnitor of first resort (and accordingly the Corporation’s obligations to the Covered Persons under and pursuant to this Article 7 or by contract are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Covered Persons is secondary), (b) the Corporation shall be required to advance the full amount of expenses incurred by such Covered Persons, as incurred, and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement, in each case to the extent legally permitted and as required by the terms of this Certificate or the Bylaws (or any other agreement between the Corporation and such Covered Persons), without regard to any rights such Covered Persons may have against the Other Indemnitors, and (c) the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims that the Corporation otherwise might have against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors on behalf of such Covered Persons with respect to any claim for which such Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Covered Persons against the Corporation. The Other Indemnitors are express third- party beneficiaries of the terms of this Section 7.04.

Section 7.05. Nonexclusivity of Rights. The rights and authority conferred in this Article 7 shall be in addition to, and shall not limit or exclude, any other right that any person may otherwise have or hereafter acquire (by contract or otherwise).

Section 7.06. Preservation of Rights. None of the amendment or repeal of this Article 7, the adoption of any provision of this Certificate or the Bylaws, or, to the fullest extent permitted by the DGCL, any modification of law, shall adversely affect any right or protection of any person granted pursuant to this Certificate existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

ARTICLE 8

CORPORATE OPPORTUNITIES

The Corporation has waived certain claims related to corporate opportunities and agreed to certain other provisions in the Stockholders Agreement to regulate and define the conduct of certain business and affairs of the Corporation in relation to Informa PLC and the other Persons specified therein and the conduct of certain affairs of the Corporation as they may involve Informa PLC and the other Persons specified therein, and the powers, rights, duties, and liabilities of the Corporation and its officers, directors, and stockholders in connection therewith, as a result of which, among other things, Informa PLC and the other Persons specified therein shall not be liable to the Corporation, its affiliates, or its stockholders for breach of any fiduciary duty as a stockholder, director, or officer of the Corporation in connection with certain business activities and opportunities as set forth in the Stockholders Agreement. Any person or entity purchasing or otherwise acquiring or holding any interest in the shares of capital stock of the Corporation shall be deemed to have notice of and consented to the foregoing.

ARTICLE 9

AMENDMENTS TO CERTIFICATE AND BYLAWS

Section 9.01. Certificate. Subject to the terms of the Stockholders Agreement and applicable law, the Corporation reserves the right to amend this Certificate in any manner permitted by the DGCL, and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation.

Section 9.02. Bylaws. Subject to the terms of the Stockholders Agreement, this Certificate (including any Preferred Designation) and applicable law, (a) the stockholders have the power to adopt, amend or repeal, in whole or in part, the Bylaws, and (b) the Board shall have the power to adopt, amend or repeal, in whole or in part, the Bylaws, without the consent of the stockholders of the Corporation in any manner not inconsistent with the laws of the State of Delaware or this Certificate (including any Preferred Designation).

ARTICLE 10

EXCLUSIVE JURISDICTION FOR CERTAIN ACTIONS

Section 10.01. Designated Forum Generally. Unless the Board otherwise approves in writing the selection of an alternate forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for or based on a breach of a duty (including any fiduciary duty) owed to the Corporation or its stockholders by any of the Corporation’s current or former directors, officers or other employees or stockholders, including a claim alleging the aiding and abetting of such a breach of a fiduciary duty, (c) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate or the Bylaws, (d) any action asserting a claim related to, involving or against the Corporation governed by the internal affairs doctrine or (e) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Section 10.02. Designated Forum for US Federal Securities Laws Claims. Unless the Board otherwise approves in writing the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any complaint asserting a cause of action arising under the federal securities law of the United States of America.

ARTICLE 11

DGCL SECTION 203 AND CERTAIN BUSINESS COMBINATIONS

Section 11.01. DGCL Section 203 and Certain Business Combinations.

(a) The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

(b) Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(i) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

Section 11.02. Definitions. For purposes of this Article 11:

(a) ”Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) ”associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) “Ivory Direct Transferee” means any Permitted Assignee (as defined in the Stockholders Agreement) that (i) acquires (other than in a registered public offering) directly from Informa US Holdings Limited, any of its successors, or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation and (ii) agrees to be bound by such transferor’s obligations under the Stockholders Agreement with respect to such stock.

(d) ”Ivory Indirect Transferee” means any Permitted Assignee (as defined in the Stockholders Agreement) that (i) acquires (other than in a registered public offering) directly from any Ivory Direct Transferee or any other Ivory Indirect Transferee, beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation and (ii) agrees to be bound by such transferor’s obligations under the Stockholders Agreement with respect to such stock.

(e) ”business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (A) with the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 11.01(b) of this Article 11 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under Section 251(g) of the DGCL; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (C) through (E) of this subsection (e)(iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in clauses (A) through (E) in subsection (e)(iii) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(f) ”control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing the restrictions on business combinations set forth in this Article 11, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(g) ”interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the Affiliates and associates of such person; provided, however, that “interested stockholder” shall not include (A) Ivory, any Ivory Direct Transferee, any Ivory Indirect Transferee, or any of their respective Affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (B) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (B), such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h) ”owner” (including the terms “own” and “owned”), when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (h)(ii)), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(iv) ”person” means any individual, corporation, partnership, unincorporated association or other entity.

(v) ”stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(vi) ”voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

ARTICLE 12

STOCKHOLDERS AGREEMENT

The Stockholders Agreement shall be publicly available with the Corporation’s public filings with the Securities and Exchange Commission.

ARTICLE 13

SEVERABILITY

If any provision or provisions of this Certificate shall be held to be invalid, illegal or unenforceable as applied to any Person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate (including each portion of any paragraph of this Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation on [•], 2024.

TECHTARGET, INC.

By:
Name:
Title:

Amended and Restated Certificate of Incorporation

Signature Page

EXHIBIT I-B

FORM OF

AMENDED AND RESTATED

BYLAWS

OF

TECHTARGET, INC.

ARTICLE 1

OFFICES

Section 1.01. Registered Office. The registered office of TechTarget, Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Corporation’s amended and restated certificate of incorporation (as may be amended or restated from time to time, the “Certificate of Incorporation”).

Section 1.02. Other Offices. The Corporation may also have offices in such other places in the United States or elsewhere (and may change the Corporation’s registered agent) as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business of the Corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

Section 2.01. Time and Place of Meetings. All meetings of the Corporation’s stockholders shall be held at such place either within or outside the State of Delaware (or, if applicable, by such means of remote communication), on such date, and at such time as may be determined from time to time by the Board or its designee (or the Chair of the Board, if any, in the absence of a designation by the Board). The Board may, in its sole discretion, determine that meetings of stockholders shall not be held at any place but may instead be held solely by means of remote communication as described in Section 2.08 of these Bylaws in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

Section 2.02. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and for the transaction of such other business as may properly come before the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

Section 2.03. Special Meetings. Special meetings of stockholders for any purpose or purposes (except for the filling of board vacancies and newly created directorships, which is governed by Section 3.10 of these Bylaws) may only be called in the manner set forth in the Certificate of Incorporation and may be held at such place either within or outside of the State of Delaware (or, if applicable, by such means of remote communication), on such date, and at such time as shall be stated in a notice of meeting or in a written waiver of such notice, in each case in accordance with Section 2.04. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

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Section 2.04. Notice of Meetings and Adjourned Meetings; Waivers of Notice.

(a) Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place (or, if applicable, the means of remote communication), date, and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the DGCL, such notice shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The Board or the chair of the meeting may adjourn the meeting to another place (or, if applicable, other means of remote communication), date, or time (whether or not a quorum is present), and notice need not be given of the adjourned meeting if the place (or, if applicable, the means of remote communications), date, or time, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, are announced at the meeting at which such adjournment is made or are provided in any other manner permitted by the DGCL. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date for determining the stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and a notice of the adjourned meeting shall be given to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

(b) A written waiver of any such notice signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice or any waiver by electronic transmission.

(c) Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.05. Quorum. Except as otherwise provided by the Certificate of Incorporation or these Bylaws, and subject to the DGCL, the presence, in person or by proxy, of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation generally entitled to vote at a meeting of stockholders shall constitute a quorum for the transaction of business; provided, however, that if a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or, if directed to be voted upon by the chair of the meeting, the stockholders, acting by the affirmative vote of a majority of the voting power of the stockholders present in person or represented by proxy, may adjourn the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

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Section 2.06. Voting.

(a) Unless a different or minimum vote is required by law, the Certificate of Incorporation, these Bylaws, or any law, rule or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the votes cast at the meeting at which a quorum is present on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. Subject to the terms of the Stockholders Agreement, dated as of [•], 2024, by and among the Corporation, Informa PLC, and Informa US Holdings Limited (as amended from time to time, the “Stockholders Agreement”), and the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, which rights are expressly granted by the Certificate of Incorporation (including any Preferred Designation (as defined in the Certificate of Incorporation)), a nominee for director shall be elected to the Board if the nominee receives a majority of the votes cast with respect to that nominee’s election at any meeting of stockholders for the election of directors at which a quorum is present; provided, however, if as of the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, the number of nominees for director exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to a corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. No proxy shall be voted or acted upon after three years from its date, unless said proxy provides for a longer period.

(c) The Corporation shall prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of 10 days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.06(c) or to vote in person or by proxy at any meeting of stockholders.

Section 2.07. No Action by Consent. Except as provided in the Certificate of Incorporation or the Stockholders Agreement, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in lieu of a meeting of stockholders.

Section 2.08. Remote Communication. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that:

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(i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder;

(ii) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.09. Organization. At each meeting of stockholders, unless otherwise determined by the Board, the Chair of the Board, if any, or in the Chair’s absence or if one shall not have been elected, the director designated by the vote of the majority of the directors present at such meeting of stockholders, shall act as chair of the meeting. The Secretary (or in the Secretary’s absence or inability to act, the person whom the chair of the meeting shall appoint as secretary of the meeting) shall act as secretary of the meeting and keep the minutes thereof. The Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chair of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chair shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot at the meeting. The chair of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such chair should so determine, such chair shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Section 2.10. Order of Business. The order of business at all meetings of stockholders shall be as determined by the chair of the meeting.

Section 2.11. Nomination of Directors and Proposal of Other Business.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or any committee thereof, (C) as may be provided in any Preferred Designation, (D) pursuant to the Stockholders Agreement or (E) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in paragraph (ii) of this Section 2.11(a) and at the time of the annual meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth

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in this Section 2.11(a), and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal; provided, however, that the provisions of this Section 2.11(a), and the corresponding requirements of Section 2.11(c), shall not apply to (x) any nomination of persons for election to the Board or (y) any proposal of other business to be transacted by the stockholders at an annual meeting of stockholders that in either such case (1) is made by a party to the Stockholders Agreement, including any Permitted Assignee (as defined in the Stockholders Agreement), and (2) is not prohibited under the Stockholders Agreement.

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to Section 2.11(a)(i)(E), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the Board) must constitute a proper matter for stockholder action. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date of the preceding year’s annual meeting date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of common stock are first publicly traded, be deemed to have occurred on [•], 20[•] for all purposes of these Bylaws); provided, however, that if the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 90 days after such anniversary date then to be timely such notice must be received by the Corporation no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by the Corporation. In no event shall the recess, adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iii) Except for any nomination pursuant to the Stockholders Agreement, a stockholder’s notice to the Secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), including such person’s written consent to being named in the Corporation’s proxy statement and associated proxy card and materials as a nominee of the stockholder and to serving as a director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation, including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

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(1) the name and address of such stockholder (as they appear on the Corporation’s books) and any such beneficial owner;

(2) for each class or series, the number of shares of capital stock of the Corporation that are held of record or are beneficially owned by such stockholder and by any such beneficial owner;

(3) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names), including, in the case of a nomination, the nominee, in connection with the proposal of such nomination or other business;

(4) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the Corporation’s securities;

(5) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder and such beneficial owner, if any, or any of their respective affiliates or associates has the right to vote any shares of any security of the Corporation;

(6) any short interest of such stockholder and such beneficial owner, if any, or any of their respective affiliates or associates in any security of the Corporation (for purposes of these Bylaws, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);

(7) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and such beneficial owner, if any, or any of their respective affiliates or associates that are separated or separable from the underlying shares of capital stock of the Corporation;

(8) any proportionate interest in shares of capital stock of the Corporation or derivative instruments, held, directly or indirectly, by a general or limited partnership in which such stockholder or such beneficial owner, if any, or any of their respective affiliates or associates is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

(9) any performance related fees (other than an asset-based fee) that such stockholder and such beneficial owner, if any, or any of their respective affiliates or associates is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or derivative instruments, if any;

(10) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(11) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination;

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(12) any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(13) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

Such notice must also be accompanied by a representation as to whether or not such stockholder, beneficial owner and/or other person acting on its or their behalf intends to solicit proxies in support of any director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act, and, where such stockholder, beneficial owner and/or other person acting on its or their behalf intends to so solicit proxies, the notice and information required by Rule 14a-19(b) under the Exchange Act. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder, beneficial owner and/or other person acting on its or their behalf (i) provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder, beneficial owner and/or other person acting on its or their behalf has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each of the director nominees proposed by such stockholder, beneficial owner and/or other person acting on its or their behalf shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes, as they relate to such disregarded nominee, shall be disregarded). Upon request by the Corporation, if any stockholder, beneficial owner and/or other person acting on its or their behalf provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder, beneficial owner and/or other person acting on its or their behalf shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

If requested by the Corporation, the information required under Sections 2.11(a)(iii)(C)(2), (3), and (4) shall be supplemented by such stockholder, beneficial owner and/or other person acting on its or their behalf not later than ten days after the record date for the meeting to disclose such information as of the record date.

(iv) Notwithstanding anything in the third sentence of Section 2.11(a)(ii) to the contrary, in the event that the number of directors to be elected to the Board at the annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 2.11(a)(ii) and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.11 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Nominations of persons for election to the Board at a special meeting of stockholders that is not a special meeting called by the stockholders in accordance with the Certificate of Incorporation may be made by stockholders only (i) pursuant to the Stockholders Agreement or (ii) if the election of directors is included as business to be brought before a special meeting in the Corporation’s notice of meeting, then only by any stockholder of the Corporation who is a stockholder of record at the time that the notice of meeting is given pursuant to this Section 2.11(b),

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is entitled to vote at the time of the special meeting, and complies with the procedures set forth in this Section 2.11(b). Stockholders shall not be permitted to propose business to be brought before a special meeting of stockholders that is not a special meeting called by the stockholders in accordance with the Certificate of Incorporation. For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to clause (ii) of the preceding sentence, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, such stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 120 days prior to the date of the special meeting nor (B) later than the later of 90 days prior to the date of the special meeting and the tenth day following the day on which public announcement of the date of the special meeting was first made. Such stockholder’s notice to the Secretary shall comply with the notice requirements of Section 2.11(a)(iii). The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting. In no event shall the public announcement of the recess, adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. This Section 2.11(b) and the corresponding requirements of Section 2.11(c) shall not apply to any nomination of persons for election to the Board, or any removal or replacement of a member of the Board, by a stockholder that is a party to the Stockholders Agreement (including any Permitted Assignee) provided such action is not prohibited under the Stockholders Agreement.

(c) Information Requirements For Director Nominations.

(i) To be eligible to be a nominee for election as a director pursuant to Section 2.11(a)(i)(E) or clause (ii) of the first sentence of Section 2.11(b), the proposed nominee must provide to the Secretary of the Corporation in accordance with the applicable time periods prescribed for delivery of notice under Section 2.11(a)(ii) or Section 2.11(b): (1) a completed D&O questionnaire (in the form provided by the Secretary of the Corporation at the request of the nominating stockholder) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or to serve as an independent director of the Corporation, (2) a written representation that, unless previously disclosed to the Corporation, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Corporation pursuant to Section 2.11(a)(iii)(A)(2), the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time. At the request of the Board, any person nominated by the Board (except any such person nominated pursuant to the Stockholders Agreement) for election as a director shall furnish to the Secretary of the Corporation the information that is required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

(ii) No person shall be eligible to be nominated by a stockholder to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.11. No business proposed by a stockholder shall be conducted at a meeting of stockholders except in accordance with the procedures set forth in Section 2.03 of these Bylaws and this Section 2.11.

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(iii) The chair of the meeting of stockholders shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws or that business was not properly brought before the meeting, and if he/she should so determine, he/she shall so declare to the meeting and the defective nomination shall be disregarded or such business shall not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Section 2.11, unless otherwise required by law, if the stockholder nominating a director nominee or proposing other business, in each case pursuant to Section 2.11(a)(i)(E) or clause (ii) of the first sentence of Section 2.11(b) (or a qualified representative of such stockholder), does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Corporation and counted for purposes of determining a quorum. For purposes of this Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. For purposes of this Section 2.11, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iv) Without limiting the foregoing provisions of this Section 2.11, a stockholder nominating a director nominee or proposing other business, in each case pursuant to Section 2.11(a)(i)(E) or clause (ii) of the first sentence of Section 2.11(b), shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.11; provided, however, that, any references in these Bylaws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.11, and compliance with this Section 2.11 shall be the exclusive means for a stockholder to make nominations or submit other business (other than as provided in these Bylaws).

(v) Notwithstanding anything to the contrary in these Bylaws, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Section 2.11 shall be deemed satisfied by a stockholder if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act, and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for the meeting of stockholders.

ARTICLE 3

BOARD OF DIRECTORS

Section 3.01. Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided in the Certificate of Incorporation, the Stockholders Agreement, or the DGCL.

Section 3.02. Number, Election and Term of Office. Subject to the terms of the Stockholders Agreement and any Preferred Designation, the number of directors of the Corporation shall be determined from time to time solely by resolution adopted by the affirmative vote of the Whole Board. For purposes of these Bylaws, “Whole Board” shall mean the total number of authorized directors constituting the Board whether or not there exist any vacancies or other unfilled seats. Each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders. Subject to the terms of the Stockholders Agreement, the Board may elect a Chair of the Board, who shall be a member of the Board.

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Section 3.03. Quorum and Manner of Acting. Unless the Certificate of Incorporation or these Bylaws require a greater number, and subject to the Certificate of Incorporation and the Stockholders Agreement, a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board and, except as otherwise expressly required by law, the Certificate of Incorporation, or the Stockholders Agreement, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. To the fullest extent permitted by law, when a meeting is adjourned to another date, time, or place (or, if applicable, means of remote communication) (whether or not a quorum is present), notice need not be given of the adjourned meeting if the date, time, and place (or, if applicable, means of remote communication) thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Board may transact any business which might have been transacted at the original meeting. If a quorum shall not be present at any meeting of the Board, the directors present thereat shall adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.04. Regular Meetings. After the place (or, if applicable, by such means of remote communication), date, and time of regular meetings of the Board shall have been determined and notice thereof shall have been once given to each member of the Board, regular meetings may be held without further notice being given.

Section 3.05. Special Meetings. Special meetings of the Board may be called by the Chair of the Board, if any, or the Chief Executive Officer and shall be called by the Chair of the Board, if any, Chief Executive Officer, President or Secretary, on the written request of three directors. Notice of the date, place and time of any special meeting of the Board shall be given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, electronic mail, facsimile or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. Such notice may be given by the Secretary or by the Chair of the Board, the Chief Executive Officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.

Section 3.06. Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to the stockholders for approval or (ii) adopting, amending or repealing any Bylaw. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. The foregoing provisions of this Section 3.06 shall be subject in all respects to the requirements of the Stockholders Agreement.

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Section 3.07. Action by Consent; Waiver of Notice.

(a) Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, signed consent thereto in writing or by electronic transmission, delivered to the Corporation. Following such action, the writing or writings or electronic transmission or transmissions, shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(b) A written waiver of any notice required by Article 3 of these Bylaws signed by the person entitled thereto, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice or any waiver by electronic transmission.

Section 3.08. Meetings by Conference Communications Equipment. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board or of any committee thereof may participate in a meeting of the Board or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.09. Resignation. Any director may resign from the Board at any time by giving notice to the Board or to the Secretary of the Corporation. Any such notice must be in writing or by electronic transmission to the Board or to the Secretary of the Corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.10. Newly Created Directorships and Vacancies. Any vacancies on the Board resulting from death, resignation, removal or any other cause and newly created directorships resulting from any increase in the number of directors shall be filled in the manner set forth in the Certificate of Incorporation.

Section 3.11. Removal. Any director or the entire Board may be removed from office at any time in the manner set forth in the Certificate of Incorporation.

Section 3.12. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Section 3.13. Emergency Bylaws. In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate of Incorporation or these bylaws, during such Emergency:

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(a) Notice and Business. A meeting of the Board or a committee thereof may be called by any director, the Chair of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit. At any meeting called pursuant to this Section 3.13, the only business that may be conducted is business directly related to the Emergency.

(b) Quorum. The director or directors in attendance at a meeting called in accordance with Section 3.13(a) of these Bylaws shall constitute a quorum.

(c) Liability. No officer, director or employee acting in accordance with this Section 3.13 shall be liable except for willful misconduct. No amendment, repeal or change to this Section 3.13 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.

ARTICLE 4

OFFICERS

Section 4.01. Principal Officers. The principal officers of the Corporation shall be one or more Chief Executive Officers, one or more Presidents, one or more Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold the offices and perform the duties of any two or more of said offices.

Section 4.02. Appointment, Term of Office, and Remuneration. The principal officers of the Corporation shall be appointed by the Board in the manner determined by the Board. Each such officer shall hold office until his or her successor is appointed, or until his or her earlier death, resignation or removal. The remuneration of all officers of the Corporation shall be fixed by the Board. Any vacancy in any office shall be filled in such manner as the Board shall determine.

Section 4.03. Subordinate Officers. In addition to the principal officers enumerated in Section 4.01 of these Bylaws, the Corporation may have one or more Assistant Treasurers, Assistant Secretaries and Assistant Controllers and such other subordinate officers, agents and employees as the Board may deem necessary, each of whom shall hold office for such period as the Board may from time to time determine. The Board may delegate to any principal officer the power to appoint and to remove any such subordinate officers, agents or employees.

Section 4.04. Removal. Any officer may be removed, with or without cause, at any time, by resolution adopted by the Board.

Section 4.05. Resignations. Any officer may resign at any time by giving notice to the Board (or to a principal officer if the Board has delegated to such principal officer the power to appoint and to remove such officer). The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

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Section 4.06. Powers and Duties. The officers of the Corporation shall have such powers and perform such duties incident to each of their respective offices and such other duties as may from time to time be conferred upon or assigned to them by the Board.

ARTICLE 5

CAPITAL STOCK

Section 5.01. Certificates for Stock; Uncertificated Shares. The shares of capital stock of the Corporation shall be uncertificated; provided, however, that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its shares of capital stock shall be certificated shares or a combination of certificated and uncertificated shares. Any such resolution that shares of a class or series will only be uncertificated shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Except as otherwise required by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of shares represented by certificates of the same class and series shall be identical. Every holder of shares of capital stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation, which shall include the Chair of the Board, if any, any Chief Executive Officer, any President or Vice President, the Treasurer or Assistant Treasurer and the Secretary and Assistant Secretary. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

Section 5.02. Transfer of Shares. Subject to the terms of the Stockholders Agreement, shares of capital stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.

Section 5.03. Authority for Additional Rules Regarding Transfer. Subject to the terms of the Stockholders Agreement, the Board shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.

ARTICLE 6

GENERAL PROVISIONS

Section 6.01. Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing such record date is adopted by the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If

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the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may in its discretion or as required by law fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall fix the same date or an earlier date as the record date for stockholders entitled to notice of such adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 6.02. Dividends. Subject to limitations contained in the DGCL and the Certificate of Incorporation (including any Preferred Designation), the Board may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation.

Section 6.03. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 6.04. Voting of Stock Owned by the Corporation. The Board may authorize any person, on behalf of the Corporation, and the Chief Executive Officer shall have the authority, to attend, vote at and grant proxies to be used at any meeting of stockholders or equity holders of any entity (except the Corporation) in which the Corporation may hold shares of capital stock or other interests.

Section 6.05. Amendments. These Bylaws may be amended in the manner set forth in the Certificate of Incorporation.

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EXHIBIT II

Dated as of [•]

TECHTARGET, INC.

INFORMA PLC

INFORMA USA, INC.

INFORMA TECH LLC

and

INFORMA INTREPID HOLDINGS INC.

FORM OF

TAX MATTERS AGREEMENT

THIS TAX MATTERS AGREEMENT (this “Agreement”), dated as of [•], is made by and among TECHTARGET, INC., a Delaware corporation, formerly known as TORO COMBINECO, INC. (“NewCo”), INFORMA USA, INC., a Massachusetts corporation (“RemainCo”), INFORMA PLC, a public limited company organized under the laws of England and Wales (“Ivory Parent”), INFORMA TECH LLC, a Delaware limited liability company (“SpinCo”), and INFORMA INTREPID HOLDINGS INC., a Delaware corporation (“Bluefin” and, together with NewCo, RemainCo, Ivory Parent, and SpinCo, the “Parties”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, the board of directors of Ivory Parent has determined that it is in the best interests of Ivory Parent and its Subsidiaries (including RemainCo) to separate the Bluefin Business from the Ivory Retained Business pursuant to the Separation;

WHEREAS, as part of the Separation, RemainCo and SpinCo have effected the Contribution and the Distribution in a transaction intended to qualify as a “reorganization” under Sections 355 and 368(a)(1)(D) of the Code;

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), by and among Toro, NewCo, Toro Merger Sub, Ivory Parent, Ivory HoldCo, and Bluefin, following the completion of the Separation and at a closing held on the date hereof (the “Closing”), the parties to the Merger Agreement consummated a series of transactions immediately following which the Bluefin Business and Toro is owned by NewCo, NewCo is owned by Ivory HoldCo and the holders of shares of Toro’s common stock immediately prior to such consummation, and such holders of shares of Toro’s common stock immediately prior to such consummation will receive a cash payment;

WHEREAS, the Parties intend that the Ivory Contribution and the Toro Merger, taken together, qualify as a transaction described in Section 351 of the Code;

WHEREAS, certain members of the Ivory Retained Group, on the one hand, and certain members of the Bluefin Group, on the other hand, will file certain Tax Returns on a consolidated, combined, unitary or similar basis for certain U.S. federal, state and local and non-U.S. Tax purposes with respect to Tax Periods ending on or before, or including, the Closing Date;

WHEREAS, the Parties desire to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to, among other matters, the preservation of the tax-free status of the Contribution and the Distribution; and

WHEREAS, the execution and delivery of this Agreement at the Closing is required by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Adjustment” means an adjustment of any item of income, gain, loss, deduction, credit or any other item affecting Taxes of a taxpayer pursuant to a Final Determination.

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For this purpose, “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by contract or otherwise. The term “Affiliate” shall refer to Affiliates of a Person as determined immediately after the NewCo Transactions.

“Bluefin Common Stock” means the authorized capital stock of Bluefin consisting of 2,000 shares of common stock, par value $0.01 per share.

“Bluefin Group” means Bluefin and the Bluefin Subsidiaries.

“Bluefin Separate Return” means any Tax Return of or including any member of the Bluefin Group (including any consolidated, combined, or unitary return) that does not include any member of the Ivory Retained Group.

“business day” has the meaning set forth in the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contribution” means, collectively, the steps of the Separation Plan effecting the contribution of any Bluefin Subsidiary and any portion of the Bluefin Business to SpinCo.

“Controlling Party” means, with respect to a Tax Contest, the Party entitled to control such Tax Contest pursuant to Section 6.2 of this Agreement.

“Distribution” means, collectively, the steps of the Separation Plan effecting the distribution by RemainCo of the Equity Interests in SpinCo to Ivory HoldCo.

“Distribution Date” means the effective date of the Distribution.

“Distribution Straddle Period” means any Tax Period that begins on or before the Distribution Date and ends after the Distribution Date.

“Distribution Taxes” means Taxes that would not have been incurred but for a failure of the Tax-Free Status of the Spin-Off Transactions.

“Equity Awards” means options, share appreciation rights, restricted shares, share units or other compensatory rights with respect to Toro stock.

“Equity Interests” means any stock or other securities treated as equity for Tax purposes, options, warrants, rights, convertible debt, or any other instrument or security that affords any Person the right, whether conditional or otherwise, to acquire stock or to be paid an amount determined by reference to the value of stock.

“Final Determination” means the final resolution of liability for any Tax for any Tax Period, by or as a result of (a) a final decision, judgment, decree or other order by any court of competent jurisdiction that can no longer be appealed, (b) a final settlement with the IRS, a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the Laws of other jurisdictions, which resolves the entire Tax liability for any Tax Period, (c) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund or credit may be recovered by the jurisdiction imposing the Tax, or (d) any other final resolution, including by reason of the expiration of the applicable statute of limitations or the execution of a pre-filing agreement with the IRS or other Governmental Authority.

“Group” means the Ivory Retained Group, the SpinCo Group, the Bluefin Group or the NewCo Group, as the context requires.

“IRS” means the United States Internal Revenue Service or any successor thereto, including, but not limited to its agents, representatives, and attorneys.

“Ivory HoldCo” means Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned Subsidiary of Ivory Parent.

“Ivory Retained Group” means Ivory Parent and its Subsidiaries, excluding Bluefin, the Bluefin Subsidiaries, and the other members of the NewCo Group.

“Ivory Separate Return” means any Tax Return of or including any member of the Ivory Retained Group (including any consolidated, combined, or unitary return) that does not include any member of the Bluefin Group.

“Joint Return” means any Tax Return that actually includes, by election or otherwise, or is required to include under applicable Law, one or more members of the Ivory Retained Group together with one or more members of the Bluefin Group.

“NewCo Disqualifying Action” means (a) with respect to any Distribution Taxes or Separation Taxes, the breach after the Closing of any covenant contained herein by NewCo, SpinCo or any member of the NewCo Group or SpinCo Group that results in any Party (or any of its Affiliates) being liable for such Distribution Taxes or Separation Taxes pursuant to a Final Determination, regardless of whether such action is covered by a Post-Distribution Ruling or Unqualified Tax Opinion, (b) with respect to any Distribution Taxes only, any event (or series of events) after the Closing involving capital stock of NewCo or SpinCo or any assets of any member of the NewCo Group or SpinCo Group, (c) with respect to any Distribution Taxes or Separation Taxes, any failure to be true, inaccuracy in, or breach of any of the representations or statements contained in the Tax Certificates related to the Tax-Free Status of the Spin-Off Transactions, insofar as such failure, inaccuracy or breach arises after the Closing and is with respect to representations or statements pertaining to any SpinCo Group member or NewCo Group member, or (d) any act (or failure or omission to act), transaction or election after the Closing by any NewCo Group member that would reasonably be expected to result in an increase in Taxes allocated to Ivory Parent as determined under Article II without regard to Section 2.5, other than any act (or failure or omission to act), transaction or election that is determined to be required by applicable Law based on written advice from an internationally recognized law or accounting firm reaching that conclusion which is received by NewCo and provided to Ivory Parent before such act (or failure or omission to act), transaction or election; provided, however, that the term “NewCo Disqualifying Action” shall not include (i) any action expressly provided for in any Transaction Document (including, without limitation, the steps undertaken pursuant to the Separation Plan) or any other agreement entered into by a Bluefin Group member prior to the Closing or (ii) any act (or failure or omission to act), transaction or election of any NewCo Group member that is unanimously approved by all directors then designated by Ivory HoldCo on the board of directors of NewCo who participate in the vote of the board of directors of NewCo (whether in person, by proxy, by written consent, or otherwise) that results in such approval, provided that such participating Ivory HoldCo-designated directors represent a majority of the directors on the board of directors of NewCo participating in such vote.

“NewCo Group” means NewCo and the Subsidiaries of NewCo as of immediately after the Effective Time (and shall include, for the avoidance of doubt, Toro and the Bluefin Group).

“NewCo Transactions” means the Ivory Contribution and the Toro Merger collectively.

“Non-Controlling Party” means, with respect to a Tax Contest, the Party that is not entitled to control such Tax Contest pursuant to Section 6.2 of this Agreement.

“Non-Dilutive Equity Issuance” means a sale or other issuance to any Person of any Equity Interests of NewCo if, in connection with such sale or issuance, the percentage of the outstanding Equity Interests of Newco held directly or indirectly by Ivory Holdco (measured by voting power and value, as determined for purposes of Section 355(e) of the Code) is not reduced, directly or indirectly, on a net basis, taking into account any other transaction or series of transactions effected in connection with such sale or issuance (including, for the avoidance of doubt, any sale or other issuance of Equity Interests of NewCo to Ivory Parent or any of its Subsidiaries); provided, that if and to the extent that in connection with such sale or issuance, Ivory HoldCo has agreed to acquire Equity Interests of NewCo, Ivory Parent and NewCo shall cooperate with each other with respect to the sequencing of any transaction or series of transactions effected in connection with such sale or issuance so that Ivory Holdco will acquire Equity Interests of NewCo simultaneously with, or prior to, the issuance of such Equity Interests of NewCo to any Person other than Ivory Holdco; and provided, further, that, if such simultaneous or prior issuance to Ivory Holdco does not occur, then the sale or other issuance to any such other Person shall not be a “Non-Dilutive Equity Issuance” for purposes of this Agreement.

“Post-Closing Tax Period” means any Tax Period (or portion thereof) beginning after the Closing Date, including for the avoidance of doubt, the portion of any Straddle Period beginning after the Closing Date.

“Post-Distribution Period” means any Tax Period (or portion thereof) beginning after the Distribution Date, including for the avoidance of doubt, the portion of any Distribution Straddle Period beginning after the Distribution Date.

“Pre-Closing Tax Period” means any Tax Period (or portion thereof) ending on or before the Closing Date, including for the avoidance of doubt, the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Pre-Distribution Period” means any Tax Period (or portion thereof) ending on or before the Distribution Date, including for the avoidance of doubt, the portion of any Distribution Straddle Period ending at the end of the day on the Distribution Date.

“Privilege” means any privilege that may be asserted under applicable Law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by SpinCo, Bluefin or NewCo management or shareholders, is a hostile acquisition, or otherwise, as a result of which SpinCo, Bluefin or NewCo would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, an amount of stock of SpinCo that would, when combined with any other changes in direct or indirect ownership of SpinCo stock pertinent for purposes of Section 355(e) of the Code (including the Toro Merger), comprise 45% or more of (a) the value of all outstanding shares of stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series or (b) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (i) the adoption by NewCo of a shareholder rights plan, (ii) issuances by SpinCo or NewCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury

Regulations Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (ii) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations Section 1.355-7(d)), or (iii) acquisitions that satisfy Safe Harbor VII of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. For purposes of this definition, each reference to SpinCo shall include a reference to any entity treated as a successor thereto as determined pursuant to Section 355(e) of the Code and Treasury Regulations Section 1.355-8. This definition and the application thereof is intended to monitor compliance with Section 355(e) of the Code and the Treasury Regulations promulgated thereunder and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation. For the avoidance of doubt, the Toro Merger shall not constitute a Proposed Acquisition Transaction and a Non-Dilutive Equity Issuance shall not constitute a Proposed Acquisition Transaction.

“Reasonable Basis” means reasonable basis within the meaning of Section 6662(d)(2)(B)(ii)(II) of the Code and the Treasury Regulations promulgated thereunder (or such other level of confidence required by the Code at that time to avoid the imposition of penalties, or similar or comparable standard under U.S. state or local or non-U.S. Law).

“Refund” means any refund, reimbursement, offset, credit, or other similar benefit in respect of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied against other Taxes payable), including any interest paid on or with respect to such refund of Taxes; provided, however, that the amount of any refund of Taxes shall be net of any Taxes imposed on, related to, or attributable to, the receipt of or accrual of such refund, including any Taxes imposed by way of withholding or offset.

“Responsible Party” means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return pursuant to this Agreement.

“Restricted Period” means the period which begins with the Distribution Date and ends two years thereafter.

“Section 336(e) Tax Benefit Percentage” means, with respect to any Distribution Taxes and Tax-Related Losses attributable thereto, the percentage equal to one hundred percent (100%) minus the percentage of such Distribution Taxes and Tax-Related Losses for which Ivory Parent is entitled to indemnification under this Agreement.

“Separate Return” means an Ivory Separate Return or a Bluefin Separate Return, as the case may be.

“Separation Taxes” means all Taxes resulting reasonably directly from any one or more transactions executed as part of the Separation (including, without limitation, the Contribution or the Distribution).

“SpinCo Group” means SpinCo and the Bluefin Subsidiaries that are Subsidiaries of SpinCo as of the Distribution Time.

“Straddle Period” means any taxable year or other Tax Period that begins on or before the Closing Date and ends after the Closing Date.

“Tax” or “Taxes” means any tax (including any income tax, gross receipts tax, capital gains tax, estimated tax, alternative minimum tax, add-on minimum tax, value-added tax, sales tax, use tax, transfer tax, property tax, business tax, stamp tax, registration tax, occupation tax, premium tax, windfall profit tax, payroll tax, social security tax, unemployment tax, disability tax, employee tax, withholding tax, gift tax, estate tax, franchise tax, net worth tax, excise tax, environmental tax, natural resources tax, escheat or unclaimed property tax, special assessment tax, and business occupancy tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee in the nature of a tax, or any related charge or amount (including any fine, penalty, interest, or addition thereto), imposed, assessed or collected by or under the authority of any Governmental Authority.

“Tax Attribute” means net operating losses, capital losses, research and experimentation credit carryovers, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall foreign losses, overall domestic losses, previously taxed earnings and profits, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future Tax Period.

“Tax Certificates” means any certificates of officers of Toro, NewCo, RemainCo, Ivory Parent, or Bluefin, provided to an internationally recognized law or accounting firm in connection with any Tax Opinion issued by such firm in connection with the Contribution or the Distribution or other transactions executed as part of the Separation.

“Tax Item” means any item of income, gain, loss, deduction, or credit.

“Tax Law” means the Law of any Governmental Authority or political subdivision thereof relating to any Tax.

“Tax Opinion” means any written opinion of an internationally recognized law or accounting firm, regarding certain tax consequences of transactions executed as part of the Separation.

“Tax Period” means, with respect to any Tax, the period for which such Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Tax Law.

“Tax-Free Status of the NewCo Transactions” means the qualification of the Ivory Contribution and the Toro Merger, taken together, as a transaction described in Section 351 of the Code in which Ivory HoldCo and the Toro stockholders recognize no income or gain pursuant to Section 351(a) of the Code (except to the extent of any cash received).

“Tax-Free Status of the Spin-Off Transactions” means the qualification of the Contribution and the Distribution, taken together, (A) as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, (B) as a transaction in which the stock distributed thereby is “qualified property” for purposes of Sections 355(c) and 361(c) of the Code and (C) as a transaction in which RemainCo, SpinCo and Ivory HoldCo recognize no income or gain for U.S. federal income tax purposes pursuant to Sections 355, 361 and 1032 of the Code.

“Tax-Free Status of the Transactions” means both the Tax-Free Status of the Spin-Off Transactions and the Tax-Free Status of the NewCo Transactions.

“Tax-Related Losses” means with respect to any Taxes, (i) all accounting, legal and other professional fees, and court costs incurred in connection with such Taxes, as well as any other reasonable out-of-pocket costs incurred in connection with such Taxes; and (ii) in the event such Taxes result from a failure of the Tax-Free Status of the Transactions, all costs, expenses and damages associated with stockholder litigation or controversies and any amount paid by RemainCo (or any of its Affiliates) or NewCo (or any of its Affiliates) in respect of the liability of shareholders, whether paid to shareholders or to the IRS or any other Governmental Authority, in each case, resulting from such failure.

“Toro” means TechTarget, Inc., a Delaware corporation.

“Transaction Documents” shall have the meaning set forth in the Merger Agreement; provided, however, that this Agreement shall not be considered a “Transaction Document.”

“Transactions” means the Contribution, Distribution and NewCo Transactions.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means a “will” opinion, without substantive qualifications and on which the party seeking the opinion expressly may rely, of an internationally recognized law or accounting firm, to the effect that a transaction will not affect the Tax-Free Status of the Spin-Off Transactions. Any such opinion may assume that the Tax-Free Status of the Transactions would apply if not for the occurrence of the transaction in question.

Section 1.2. Other Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Accounting Firm	Section 9.1
Agreement	Preamble
Bluefin	Preamble
Closing	Recitals
Includible Corporations	Section 2.3

Indemnifying Party	Section 5.2(a)
Indemnitee	Section 5.2(a)
Merger Agreement	Recitals
NewCo	Preamble
Parties	Preamble
Past Practices	Section 3.5
Post-Distribution Ruling	Section 4.2(d)
Protective Section 336(e) Elections	Section 3.6(b)
RemainCo	Preamble
Section 336(e) Allocation Statement	Section 3.6(c)
SpinCo	Preamble
Tax Benefit	Section 2.7
Tax Contest	Section 6.1
Tax Matter	Section 7.1(a)
Tax Records	Section 8.1

ARTICLE II

ALLOCATION OF TAXES AND TAX REFUNDS

Section 2.1. Allocation of Taxes to Ivory Parent: in General. Ivory Parent shall be responsible for any and all Taxes (including any increase in such Taxes as a result of a Final Determination) that are due with respect to or required to be reported on (i) any Ivory Separate Return, (ii) any Joint Return, or (iii) a Bluefin Separate Return to the extent with respect to any Pre-Closing Tax Period (in the case of any Straddle Period, computed in accordance with Section 2.4), except, in each case, to the extent such Taxes (x) are included as liabilities in the computation of Final Closing Working Capital or the Final Bluefin Non-Current Liabilities Adjustment Amount as finally determined pursuant to the Merger Agreement, or (y) are allocated to NewCo pursuant to Section 2.5.

Section 2.2. Allocation of Taxes to NewCo: in General.

(a) NewCo shall be responsible for any and all Taxes (including any increase in such Taxes as a result of a Final Determination) that are (i) due with respect to or required to be reported on any Bluefin Separate Return, except as provided in Sections 2.1 and 2.5 or (ii) described in Section 2.1(x) or (y).

(b) NewCo shall be responsible for any and all Taxes (including any increase in such Taxes as a result of a Final Determination) due with respect to or required to be reported on any Tax Return of Toro, its Subsidiaries or NewCo.

Section 2.3. Consolidated Groups for U.S. Federal Income Tax Purposes.

(a) The Parties agree that, for U.S. federal income tax purposes, (i) SpinCo departed on the Distribution Date from the consolidated group of which RemainCo is the common parent; (ii) on such date, following the Distribution, Ivory HoldCo contributed the stock of SpinCo to Bluefin and SpinCo joined the consolidated group of which Bluefin is the common parent (and such consolidated group did not terminate as a result of such contribution and will continue through the Closing Date); and (iii) Bluefin and the Bluefin Group members that are its Subsidiaries and are “includible corporations” (“Includible Corporations”) under Section 1504(b) of the Code (including SpinCo), and Toro and its Subsidiaries that are Includible Corporations, will form a new consolidated group with NewCo as the common parent on the Closing Date. The Parties further agree that, on any occasion when a corporation ceases to be a member of a consolidated group or joins a consolidated group for U.S. federal income tax purposes pursuant to the transactions just described, the closing of the books method in Treasury Regulations Section 1.1502-76 shall be applied.

(b) The Parties agree to treat, and report on each Applicable Tax Return, all transactions occurring on the Closing Date after the Closing and outside the ordinary course of business (as historically conducted before the Closing) as occurring after the Closing Date, to the full extent permitted by applicable Law (including Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any similar provision of U.S. state or local or non-U.S. Law).

Section 2.4. Straddle Periods; Deduction for Transaction Costs.

(a) For purposes of any Tax payable for a Straddle Period, the portion of such Tax that is allocable to the portion of such Tax Period ending on (and including) the Closing Date shall (i) in the case of any Tax based upon or related to income and any gross receipts, payroll, withholding, sales or use Tax, be deemed equal to the amount which would be payable if the relevant Tax Period ended on and included the Closing Date, and (ii) in the case of any Tax other than a Tax based upon or related to income and any gross receipts, payroll, withholding, sales or use Tax, be deemed to be the amount of such Tax for the entire Tax Period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period. For purposes of making the determinations necessary to give effect to the allocation set forth in clause (i) of the previous sentence, (x) if any member of the Bluefin Group owns an interest in any entity treated for purposes of an applicable Law as a “flow-through” or fiscally transparent entity, a controlled foreign corporation or company, or in a similar manner, then such entity’s taxable year shall be deemed to close at the end of the Closing Date, and (y) such determinations otherwise shall be made in a manner consistent with prior practice of the applicable Bluefin Group member except as otherwise required by applicable Law. The foregoing provisions of this Section 2.4(a) shall also apply in respect of a Distribution Straddle Period, mutatis mutandis.

(b) To the maximum extent permitted under applicable Law, the Tax deductions in respect of all fees, costs, and expenses incurred by NewCo and any Toro Group member in connection with the preparation, negotiation, execution, and consummation of the transactions contemplated by the Merger Agreement shall be reported and claimed on a Tax Return of NewCo or the applicable Toro Group member. To the maximum extent permitted under applicable Law, the Tax deductions in respect of all fees, costs, and expenses incurred by any Ivory Retained Group member or any Bluefin Group member in connection with the preparation, negotiation, execution, and consummation of the transactions contemplated by the Merger Agreement shall be reported and claimed on (i) an Ivory Separate Return, or (ii) a Joint Return or Bluefin Separate Return for a Pre-Closing Tax Period.

Section 2.5. Allocation of Separation Taxes; NewCo Disqualifying Actions. Without duplication, Ivory Parent shall be responsible for all Separation Taxes, subject to the next sentence. NewCo shall be responsible for all Distribution Taxes and Tax-Related Losses or other Taxes resulting directly from a NewCo Disqualifying Action.

Section 2.6. Tax Refunds.

(a) Ivory Parent shall be entitled to all Refunds related to Taxes the liability for which is allocated to Ivory Parent pursuant to this Agreement. NewCo shall be entitled to all Refunds related to Taxes the liability for which is allocated to NewCo pursuant to this Agreement.

(b) NewCo shall pay to Ivory Parent (or its designee) any Refund received by NewCo or any member of the NewCo Group that is allocable to Ivory Parent pursuant to this Section 2.6 no later than 30 business days after the receipt of such Refund. Ivory Parent shall pay to NewCo any Refund received by Ivory Parent or any member of the Ivory Retained Group that is allocable to NewCo pursuant to this Section 2.6 no later than 30 business days after the receipt of such Refund. For purposes of this Section 2.6, any Refund that arises as a result of an offset, credit, or other similar benefit in respect of Taxes other than a receipt of cash shall be deemed to be received on the earlier of (i) the date on which a Tax Return is filed claiming such offset, credit, or other similar benefit and (ii) the date on which payment of the Tax which would have otherwise been paid absent such offset, credit, or other similar benefit is due (determined without taking into account any applicable extensions). To the extent that the amount of any Refund in respect of which a payment was made under this Section 2.6 is later reduced by a Governmental Authority or in a Tax Contest, such reduction shall be allocated to the Party to which such Refund was allocated pursuant to this Section 2.6 and an appropriate adjusting payment shall be made.

Section 2.7. Tax Benefits. Except with respect to any Tax Benefit arising as a result of the Protective Section 336(e) Elections, if (a) one Party is responsible for a Tax pursuant to this Agreement and (b) the other Party or a member of its Group is entitled to a deduction, credit or other Tax benefit (a “Tax Benefit”) relating to such Tax, then the Party that is (or a member of whose Group is) entitled to such Tax Benefit shall pay to the Party responsible for such Tax the amount of any cash Tax savings realized by the entitled Party as a result of such Tax Benefit, net of any Taxes imposed by any Governmental Authority on, related to, or attributable to, the receipt of or accrual of such Tax Benefit, including any Taxes imposed by way of withholding or offset, no later than 30 business days after such cash Tax savings are realized. To the extent that the amount of any Tax Benefit in respect of which a payment was made under this Section 2.7 is later reduced by a Governmental Authority or in a Tax Contest, the Party that received such payment shall refund such payment to the Party that made such payment to the extent of such reduction.

Section 2.8. Prior Agreements. Except as set forth in this Agreement and in consideration of the mutual indemnities and other obligations of this Agreement, any and all prior Tax sharing or allocation agreements or practices between any member of the Ivory Retained Group and any member of the Bluefin Group are hereby terminated with respect to the Bluefin Group and the Ivory Retained Group. No member of either the Bluefin Group or the Ivory Retained Group shall have any continuing rights or obligations under any such agreement.

ARTICLE III

PREPARATION AND FILING OF TAX RETURNS

Section 3.1. Ivory Parent’s Responsibility. Ivory Parent shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) (a) all Joint Returns and all Ivory Separate Returns and (b) all Bluefin Separate Returns that are for Pre-Closing Tax Periods (excluding Straddle Periods).

Section 3.2. NewCo’s Responsibility. NewCo shall prepare and file, or shall cause to be prepared and filed, when due (taking into account any applicable extensions) all Bluefin Separate Returns other than those described in Section 3.1(b).

Section 3.3. Right To Review Tax Returns.

(a) In the case of any Bluefin Separate Return for which Ivory Parent is the Responsible Party, in the event such Tax Return as prepared by Ivory Parent shows any Tax that Ivory Parent expects to be allocated to NewCo pursuant to Section 2.2, Ivory Parent (i) shall provide a draft of such Tax Return to NewCo for its review and comment at least 45 days prior to the due date for such Tax Return, and (ii) subject to Section 3.6, shall modify such Tax Return before filing to include NewCo’s comments thereon provided to Ivory Parent at least 10 days prior to the due date for such Tax Return unless there is no Reasonable Basis for such comments.

(b) In the case of any Bluefin Separate Return for a Straddle Period, NewCo (i) shall provide a draft of such Tax Return to Ivory Parent for its review and comment at least 45 days prior to the due date for such Tax Return, and (ii) subject to Section 3.6, shall modify such Tax Return before filing to include Ivory Parent’s comments thereon provided to NewCo at least 10 days prior to the due date for such Tax Return unless there is no Reasonable Basis for such comments.

Section 3.4. Cooperation. The Parties shall provide, and shall cause their Affiliates to provide, assistance and cooperation to one another in accordance with Article VII with respect to the preparation and filing of Tax Returns, including providing information required to be provided under Article VIII. Notwithstanding anything to the contrary in this Agreement, Ivory Parent shall not be required to disclose to NewCo or any of its Affiliates any consolidated, combined, unitary, or other similar Joint Return, or Ivory Separate Return, of which a member of the Ivory Retained Group is the common parent or any information related to such a Joint Return, or Ivory Separate Return, other than information relating solely to the Bluefin Group. If an amended Separate Return for which NewCo is responsible under this Article III is required to be filed as a result of an amendment made to a Joint Return pursuant to an audit adjustment, then the Parties shall use their respective commercially reasonable efforts to ensure that such amended Separate Return can be prepared and filed in a manner that preserves confidential information including through the use of confidentiality agreements or third party preparers.

Section 3.5. Tax Reporting Practices. Except as provided in Section 3.6, with respect to any Tax Return which is for any Tax Period that begins on or before the second anniversary of the Closing Date and includes a member of the Bluefin Group, such Tax Return shall be prepared in a manner (i) consistent with past practices, accounting methods, elections and conventions (“Past Practices”) used with respect to the Tax Returns in question, unless there is no Reasonable Basis for such Past Practices; and (ii) that, to the extent consistent with clause (i), minimizes the overall amount of Taxes due and payable on such Tax Return for all of the Parties by cooperating in making such elections or applications for group or other relief or allowances available in the taxing jurisdiction in which such Tax Return is filed.

Section 3.6. Reporting of the Separation and the NewCo Transactions.

(a) The Tax treatment of any step in or portion of the Contribution, the Distribution and the NewCo Transactions shall be reported by the Parties and their Affiliates on each applicable Tax Return consistently with the Tax-Free Status of the Transactions, taking into account the jurisdiction in which such Tax Returns are filed, unless there is no Reasonable Basis for such Tax treatment. In the event that a Party shall determine that there is no Reasonable Basis for such Tax treatment, such Party shall notify the other Party no later than 20 business days prior to filing the relevant Tax Return and the Parties shall attempt in good faith to agree on the manner in which the relevant portion of the Contribution, the Distribution or the NewCo Transactions (as applicable) shall be reported.

(b) If RemainCo determines that protective elections under Section 336(e) of the Code (and any applicable state or local Tax Law) shall be made with respect to the Distribution for SpinCo and each member of the SpinCo Group that is a domestic corporation for U.S. federal income tax purposes (the “Protective Section 336(e) Elections”), then RemainCo and SpinCo shall enter into a written, binding agreement to make the Protective Section 336(e) Elections, and RemainCo and SpinCo shall timely make the Protective Section 336(e) Elections in accordance with Treasury Regulations Section 1.336-2(h). For the avoidance of doubt, such agreement is intended to constitute a “written, binding agreement” to make the Protective Section 336(e) Elections within the meaning of Treasury Regulations Section 1.336-2(h)(1)(i).

(c) Ivory Parent and SpinCo shall cooperate in making the Protective Section 336(e) Elections, if any, including filing any statements, amending any Tax Returns or undertaking such other actions reasonably necessary to carry out the Protective Section 336(e) Elections. Ivory Parent shall determine the “aggregate deemed asset disposition price” and the “adjusted grossed-up basis” (each as defined under applicable Treasury Regulations) and the allocation of such aggregate deemed asset disposition price and adjusted grossed-up basis among the assets of the applicable member or members of the Ivory Retained Group or SpinCo Group, each in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”). Each Party agrees not to take any position (and to cause each of its Affiliates not to take any position) that is inconsistent with the Protective Section 336(e) Elections, including the Section 336(e) Allocation Statement, on any Tax Return, in connection with any Tax Contest or for any other Tax purposes (in each case, excluding any position taken for financial accounting purposes), except as may be required by a Final Determination.

(d) In the event of a failure of the Tax-Free Status of the Spin-Off Transactions, if Ivory Parent is not entitled to indemnification for one hundred percent (100%) of any Distribution Taxes and Tax-Related Losses attributable thereto arising from such failure, Ivory Parent (or its designee) shall be entitled to quarterly payments from NewCo equal to the Section 336(e) Tax Benefit Percentage of the actual Tax savings if, as and when realized by the NewCo Group members arising from the increase in Tax basis (including, for the avoidance of doubt, any such increase in Tax basis attributable to payments made pursuant to this Section 3.6(d)) resulting from the Protective Section 336(e) Election, determined on a “with and without” basis (treating any deductions or amortization attributable to the increase in Tax basis resulting from the Protective 336(e) Election, or any other recovery of such increase in Tax basis, as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards), provided, however, that payments made by NewCo pursuant to this Section 3.6(d) (i) shall be reduced by all reasonable out-of-pocket costs incurred by any member of the NewCo Group to amend any Tax Returns or other governmental filings related to such Protective Section 336(e) Election and (ii) shall not in the aggregate exceed the amount of all Distribution Taxes and Tax-Related Losses attributable thereto of the Ivory Retained Group (not taking into account this Section 3.6(d)) arising from such failure of the Tax-Free Status of the Spin-Off Transactions and for which Ivory Parent is not entitled to indemnification under this Agreement.

Section 3.7. Payment of Taxes.

(a) With respect to any Tax Return required to be filed pursuant to this Agreement, the Responsible Party shall remit or cause to be remitted to the applicable Governmental Authority in a timely manner any Taxes due in respect of any such Tax Return.

(b) In the case of any Tax Return for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the Taxes reported as due on such Tax Return, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five business days prior to the date on which such payment is due and 30 business days after the receipt of such notice.

(c) For the avoidance of doubt, (i) with respect to any Taxes payable for a Straddle Period and allocable to the portion of such Straddle Period ending on (and including) the Closing Date, to the full extent permitted by applicable Law, such Tax shall be offset by (x) all estimated or advance payments of Taxes on or prior to the Closing Date and (y) Tax credit existing on or prior to the Closing Date, and (ii) with respect to any Taxes payable for a Tax Period other than a Straddle Period, (x) the Party that is or will be the Responsible Party with respect to any Tax Return that will reflect (or otherwise give credit for) such estimated Taxes shall remit or cause to be remitted to the applicable Governmental Authority in a timely manner any estimated Taxes due, and (y) in the case of any estimated Taxes for which the Party that is not the Responsible Party is obligated pursuant to this Agreement to pay all or a portion of the

Taxes that will be reported as due on any Tax Return that will reflect (or otherwise give credit for) such estimated Taxes, the Responsible Party shall notify the other Party, in writing, of its obligation to pay such estimated Taxes and, in reasonably sufficient detail, its calculation of the amount due by such other Party and the Party receiving such notice shall pay such amount to the Responsible Party upon the later of five business days prior to the date on which such payment is due and 30 business days after the receipt of such notice.

Section 3.8. Post-Closing Tax Practices.

(a) Notwithstanding anything in this Agreement to the contrary, NewCo shall not, and shall not permit any member of the Bluefin Group to, (i) make, change or revoke any Tax election or change any method of accounting that has effect on any Bluefin Separate Return for a Pre-Closing Tax Period, (ii) file or amend any Bluefin Separate Return with respect to any Pre-Closing Tax Period, (iii) surrender the right of any member of the Bluefin Group to claim a Refund with respect to any Pre-Closing Tax Period, (iv) enter into any voluntary disclosure agreement or similar agreement or program with any Governmental Authority implicating Taxes of any member of the Bluefin Group for a Pre-Closing Tax Period, (v) extend or waive the statute of limitations of any Bluefin Separate Return with respect to any Pre-Closing Tax Period, (vi) seek any ruling or agreement from a Tax Authority with respect to Taxes of any member of the Bluefin Group for a Pre-Closing Tax Period, or (vii) file or allow to be filed any request for an Adjustment for any member of the Bluefin Group with respect to a Pre-Closing Tax Period, in each case, without the prior written consent of Ivory Parent, which consent shall be sought by providing written notice to Ivory Parent as promptly as reasonably practicable (and, whenever possible, at least 45 days) prior to taking any such action described in clauses (i) through (vii) and shall not be unreasonably withheld, conditioned or delayed, it being acknowledged and agreed that (A) withholding of consent by Ivory Parent would be unreasonable if such action is determined to be required by applicable Law based on written advice from an internationally recognized law or accounting firm reaching that conclusion which is received by NewCo and provided to Ivory Parent before such act (or failure or omission to act), transaction or election, and (B) subject to clause (A), withholding of consent by Ivory Parent would be reasonable if Ivory Parent is not indemnified by NewCo for all adverse Tax consequences resulting directly from such action (it being acknowledged and agreed that Taxes do not result directly from such action in the case of (x) an amendment of a Tax Return for a Straddle Period if no additional Taxes allocable to a Pre-Closing Tax Period would reasonably be expected to be due as a result of such amendment or (y) the extension or waiver of the statute of limitations as a result of an extension of the time for filing a Tax Return or in the ordinary course of an audit).

(b) Except as prohibited by applicable Law, NewCo shall, and shall cause each member of the Bluefin Group to, make any available elections to waive the right to carry back any Tax Attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period.

(c) NewCo shall not, and shall cause each member of the Bluefin Group not to, without the prior written consent of Ivory Parent, make any affirmative election to carry back any Tax Attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period.

(d) In the event that NewCo (or the appropriate member of the Bluefin Group) is prohibited by applicable Law from waiving or otherwise forgoing the carryback of a Tax Attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period (a “Bluefin Carryback”), NewCo shall notify Ivory Parent in writing that such Bluefin Carryback must be carried back at least sixty (60) days prior to filing the Tax Return on which such carryback will be reflected. Ivory Parent shall promptly pay over to NewCo any Tax Benefit the Ivory Retained Group actually realizes with respect to any such Bluefin Carryback on a “with and without” basis (treating any deductions attributable to such carryback as the last items claimed for any taxable year, including after the utilization of any available net operating loss carryforwards).

Section 3.9. Tax Attributes.

(a) Ivory Parent shall in good faith advise Bluefin in writing reasonably promptly following Closing of the amount, if any, of any Tax Attributes that Ivory Parent determines shall be allocated or apportioned to the Bluefin Group under applicable Law (the “Proposed Allocation”). NewCo shall have thirty (30) days to review the Proposed Allocation and provide Ivory Parent any comments with respect thereto. Ivory Parent shall in good faith consider any comments to the Proposed Allocation reasonably promptly provided by NewCo, and shall in good faith discuss such comments with NewCo, after which Ivory Parent shall provide NewCo with a final determination of any Tax Attributes that Ivory Parent determines shall be allocated or apportioned to the Bluefin Group (the “Final Allocation”). NewCo and all members of the NewCo Group shall prepare all Tax Returns in accordance with the Final Allocation. In the event of any Adjustment to the Tax Attributes following the Final Allocation, Ivory Parent shall promptly advise NewCo in writing of such Adjustment. For the avoidance of doubt, Ivory Parent may elect in its reasonable discretion, in order to comply with this Section 3.9(a), to create or cause to be created books and records or reports or other documents based thereon (including, without limitation, “earnings & profits studies,” “basis studies” or similar determinations) that it does not typically maintain or prepare in the ordinary course of business.

(b) Deferred Revenue; Compensatory Deductions.

(i) Ivory Parent shall be entitled to a payment from NewCo (the amount of such payment, the “Deferred Revenue Payment Amount”) equal to the product of (x) the deferred revenue (if any) of SpinCo as of the Closing Date that has not been included in the income of SpinCo for financial reporting purposes as of the Closing Date to the extent such revenue is an accounts receivable of SpinCo as of the Closing Date and such deferred revenue is included in taxable income for a Pre-Closing Tax Period, multiplied by (y) the maximum applicable statutory Tax rate as of the Closing Date. Within 90 days after the Closing Date, Ivory Parent shall prepare and deliver to NewCo a statement setting forth with reasonable supporting detail Ivory Parent’s good faith calculations of the Deferred Revenue Payment Amount. Ivory Parent shall promptly provide NewCo all supporting documents and other information relating to such calculations as reasonably requested by NewCo. NewCo shall have 45 days from the date on which it receives the calculations of the Deferred Revenue Payment Amount from Ivory Parent to raise any objections to such calculations by delivering a written notice to Ivory Parent setting forth such objections in reasonable detail. If NewCo does not raise any objection within the 45-day period, then the Deferred Revenue Payment Amount as calculated by Ivory Parent shall be deemed final, binding and nonappealable. If NewCo timely raises any objections, NewCo and Ivory Parent shall attempt in good faith to resolve these objections. If NewCo and

Ivory Parent are unable to resolve NewCo’s objections within 30 days after the date on which the notice setting forth such objections is received by Ivory Parent, then either NewCo or Ivory Parent may, by written notice to the other within five business days after such 30-day period (or such earlier date as mutually agreed), require NewCo and Ivory Parent to engage an Accountant Firm to resolve such dispute in accordance with Section 9.1. NewCo shall make payment of the Deferred Revenue Payment Amount as finally determined to Ivory Parent within five business days of such final determination.

(ii) Ivory Parent shall be entitled to quarterly payments from NewCo equal to the product of (x) deductions to which NewCo Group members are entitled under applicable Tax Law for the applicable quarter in respect of compensatory transfers to individuals providing services to NewCo Group members of Equity Interests in Ivory Parent, cash, or other property that is provided or funded by members of the Ivory Retained Group, multiplied by (y) the maximum applicable statutory Tax rate. Such payments shall be made thirty (30) days after the end of the applicable quarter.

Section 3.10. Industry Dive, Inc. Sales Taxes. Each Party shall fully cooperate in good faith after the Closing to develop a plan to begin the collection and remittance of sales Taxes for Industry Dive, Inc. after the Closing, with respect to Tax Periods beginning after the Closing. Industry Dive, Inc. shall not enter into voluntary disclosure agreements or similar agreements with respect to Pre-Closing Tax Periods in any jurisdiction with respect to sales Taxes for such period without the prior written consent of Ivory Parent, which may be granted or withheld in Ivory Parent’s sole discretion. Any reasonable action taken by NewCo or any member of the NewCo Group in connection with entering into any voluntary disclosure agreements or similar agreements with respect to which Ivory Parent has provided written consent under the preceding sentence or in accordance with the plan developed pursuant to this Section 3.10 shall not constitute (i) a NewCo Disqualifying Action, or (ii) a breach by any member of the NewCo Group of any provision of this Agreement, including, for the avoidance of doubt, Section 3.5 or Section 3.8.

ARTICLE IV

TAX-FREE STATUS OF THE SPIN-OFF TRANSACTIONS

Section 4.1. Representations and Warranties.

(a) Each of Ivory Parent, on behalf of itself and all other members of the Ivory Retained Group, SpinCo, on behalf of itself and all other members of the SpinCo Group, Bluefin, on behalf of itself and all other members of the Bluefin Group, and NewCo, on behalf of itself and all other members of the NewCo Group, represents and warrants that it knows of no fact (after due inquiry) that may cause the failure of the Tax-Free Status of the Spin-Off Transactions.

(b) Each of Ivory Parent, on behalf of itself and all other members of the Ivory Retained Group, SpinCo, on behalf of itself and all other members of the SpinCo Group, Bluefin, on behalf of itself and all other members of the Bluefin Group, and NewCo, on behalf of itself and all other members of the NewCo Group, represents and warrants that it has no plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Certificates pertaining to the Tax-Free Status of the Spin-Off Transactions.

Section 4.2. Restrictions Relating to the Contribution and the Distribution.

(a) Ivory Parent, on behalf of itself and all other members of the Ivory Retained Group, hereby covenants and agrees that no member of the Ivory Retained Group will take, fail to take, or to permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Certificates pertaining to the Tax-Free Status of the Spin-Off Transactions or (ii) any action where such action or failure to act would adversely affect, or could reasonably be expected to adversely affect, the Tax-Free Status of the Spin-Off Transactions.

(b) NewCo, on behalf of itself and all other members of the NewCo Group, SpinCo, on behalf of itself and all other members of the SpinCo Group, and Bluefin, on behalf of itself and all other members of the Bluefin Group, hereby covenants and agrees that no member of their respective Groups will take, fail to take, or permit to be taken: (i) any action where such action or failure to act would be inconsistent with or cause to be untrue any statement, information, covenant or representation in the Tax Certificates pertaining to the Tax-Free Status of the Spin-Off Transactions or (ii) any action where such action or failure to act would reasonably be expected to adversely affect the Tax-Free Status of the Spin-Off Transactions.

(c) During the Restricted Period, NewCo, SpinCo and Bluefin:

(i) shall continue and cause to be continued the active conduct of the Bluefin Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code, including as conducted by the SpinCo Group immediately prior to the Distribution,

(ii) shall not voluntarily dissolve or liquidate themselves (including any action that is a liquidation for U.S. federal income tax purposes),

(iii) shall not (1) enter into any Proposed Acquisition Transaction or, to the extent NewCo, Bluefin or SpinCo has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur (whether by (A) redeeming rights under a shareholder rights plan, (B) finding a tender offer to be a “permitted offer” under any such plan or otherwise causing any such plan to be inapplicable or neutralized with respect to any Proposed Acquisition Transaction, (C) approving any Proposed Acquisition Transaction, whether for purposes of Section 203 of the Delaware General Corporation Law or any “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation, or any anti-takeover provision in Toro’s certificate of incorporation or by-laws, or (D) otherwise), (2) redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock except (A) to the extent such repurchases satisfy Section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48), (B) to the extent reasonably necessary to pay the total tax liability arising from the vesting of an Equity Award, or (C) through a net exercise of an Equity Award, (3) amend its certificate of incorporation, bylaws, or similar organizational documents, or take any other action, whether through a stockholder vote or otherwise, affecting the relative voting rights of its capital stock (including through the conversion of any capital stock into another class of capital stock), (4) merge or consolidate, or agree to merge or consolidate, NewCo, Bluefin or SpinCo with any other Person (other than pursuant to the Toro Merger) unless, in the case of a merger or consolidation, NewCo, Bluefin or SpinCo (as applicable) is the survivor of such merger or consolidation or (5) take any other action or actions (including any action or transaction that would be reasonably likely to be inconsistent with any representation made in the Tax Certificates pertaining to the Tax-Free Status of the Spin-Off Transactions) which in the aggregate (and taking into account the Toro Merger) would, when combined with any other direct or indirect changes in ownership of SpinCo stock pertinent for purposes of Section 355(e) of the Code, have the effect of causing or permitting one or more Persons (whether or not acting in concert) to acquire directly or indirectly stock representing a fifty percent (50%) or greater interest in SpinCo or would reasonably be expected to result in a failure to preserve the Tax-Free Status of the Spin-Off Transactions; and

(iv) shall not and shall not permit any member of the SpinCo Group, to sell, transfer, or otherwise dispose of or agree to, sell, transfer or otherwise dispose (including in any transaction treated for U.S. federal income tax purposes as a sale, transfer or disposition) of assets (including, any shares of capital stock of a Subsidiary) that, in the aggregate, constitute more than thirty percent (30%) of the consolidated gross assets of SpinCo or the SpinCo Group; provided that this Section 4.2(c)(iv) shall not apply to (1) sales, transfers, or dispositions of assets in the ordinary course of business, (2) any cash paid to acquire assets from an unrelated Person in an arm’s-length transaction or cash to pay indebtedness or other liabilities owed to an unrelated Person, (3) sales, transfers, or dispositions of assets to a wholly owned Subsidiary of SpinCo or (4) any assets transferred to a Person that is disregarded as an entity separate from the transferor for U.S. federal income tax purposes; provided, further, that the percentages of gross assets or consolidated gross assets of SpinCo or the SpinCo Group, as the case may be, sold, transferred, or otherwise disposed of, shall be based on the fair market value of the gross assets of SpinCo and the members of the SpinCo Group as of the Distribution Date. For purposes of this Section 4.2(c)(iv), a merger of SpinCo or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of SpinCo shall constitute a disposition of all of the assets of SpinCo or such Subsidiary.

(d) Notwithstanding the restrictions imposed by Sections 4.2(b) and 4.2(c), NewCo, Bluefin, SpinCo or a member of the SpinCo Group may take any of the actions or transactions described therein if SpinCo either (i) obtains an Unqualified Tax Opinion in form and substance reasonably satisfactory to Ivory Parent, (ii) obtains a ruling from the IRS to the effect that such actions or transactions will not affect the Tax-Free Status of the Spin-Off Transactions (a “Post-Distribution Ruling”), or (iii) obtains the prior written consent of Ivory Parent waiving the requirement that SpinCo obtain an Unqualified Tax Opinion or Post-Distribution Ruling, such waiver to be provided in Ivory Parent’s sole and absolute discretion. Ivory Parent shall cooperate in good faith with any reasonable requests of SpinCo in connection with securing any Post-Distribution Ruling or Unqualified Tax Opinion. Ivory Parent’s evaluation of an Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such opinion. SpinCo shall bear all costs and expenses of securing any such Unqualified Tax Opinion or Post-Distribution Ruling. Neither the delivery of an Unqualified Tax Opinion, receipt of a Post-Distribution Ruling nor Ivory Parent’s waiver of SpinCo’s obligation to deliver an Unqualified Tax Opinion or obtain a Post-Distribution Ruling shall limit or modify NewCo’s continuing indemnification obligation pursuant to Article V.

ARTICLE V

INDEMNITY OBLIGATIONS

Section 5.1. Indemnity Obligations.

(a) Ivory Parent shall indemnify and hold harmless the members of the NewCo Group from and against, and will reimburse them for, (i) all liability for Taxes allocated to Ivory Parent pursuant to Article II, (ii) all liability for Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the Ivory Retained Group pursuant to this Agreement and (iii) the amount of any Refund received by any member of the Ivory Retained Group that is allocated to NewCo pursuant to Section 2.6(a).

(b) Notwithstanding anything else to the contrary contained in the Separation Documentation, the Merger Agreement or other Transaction Document, NewCo shall indemnify and hold harmless the members of the Ivory Retained Group from and against, and will reimburse them for, (i) all liability for Taxes allocated to NewCo pursuant to Article II, (ii) all liability for Taxes and Tax-Related Losses attributable thereto arising out of, based upon, or relating or attributable to any breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the NewCo Group pursuant to this Agreement, and (iii) the amount of any Refund received by any member of the NewCo Group that is allocated to Ivory Parent pursuant to Section 2.6(a); provided, however, that no indemnification obligation shall arise pursuant to clause (ii) to the extent such breach of or inaccuracy in, or failure to perform, as applicable, any representation, covenant, or obligation of any member of the NewCo Group pursuant to this Agreement resulted from an act, transaction or election that was unanimously approved by all directors then designated by Ivory HoldCo on the board of directors of NewCo who participate in the vote of the board of directors of NewCo (whether in person, by proxy, by written consent, or otherwise) that results in such approval, provided that such participating Ivory HoldCo-designated directors represent a majority of the directors on the board of directors of NewCo participating in such vote.

(c) To the extent that any Tax or Tax-Related Losses is subject to indemnity pursuant to both Section 5.1(a)(ii) (on the one hand) and Section 5.1(b)(ii) (on the other hand), responsibility for such Tax or Tax-Related Loss shall be shared by Ivory Parent and NewCo according to relative fault as determined by the Accounting Firm pursuant to Section 9.1.

Section 5.2. Indemnification Payments.

(a) Except as otherwise provided in this Agreement, if a Party (the “Indemnitee”) or a member of its Group is required to pay to a Governmental Authority a Tax or to another Person a payment in respect of a Tax that the other Party (the “Indemnifying Party”) is liable for under this Agreement, including as the result of a Final Determination, the Indemnitee shall notify the Indemnifying Party, in writing, of its obligation to pay such Tax and, in reasonably sufficient detail, its calculation of the amount due by such Indemnifying Party to the Indemnitee, including any Tax-Related Losses attributable thereto. The Indemnifying Party shall pay such amount, including any Tax-Related Losses attributable thereto, to the Indemnitee no later than the later of (i) five business days prior to the date on which such payment is due to the applicable Governmental Authority or (ii) 30 business days after the receipt of notice from the other Party. Any Tax indemnity payment required to be made pursuant to this Agreement shall be reduced by any corresponding Tax Benefit payment required to be made to the Indemnifying Party by the Indemnitee pursuant to Section 2.7. For the avoidance of doubt, a Tax Benefit payment is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax item (or adjustment of such Tax item pursuant to a Final Determination) that gave rise to the Tax indemnity payment. In addition, in the event Ivory Parent is obligated to make a payment under Section 5.1(a), there shall be offset against such payment (with a consequent reduction in the amount Ivory Parent is obligated to pay) any amounts described in Section 3.9(b) that are due but have not yet been paid by NewCo to Ivory Parent, and any such offset will be deemed paid by NewCo pursuant to Section 3.9(b).

(b) If, as a result of any change or redetermination, any amount previously allocated to and borne by one Party pursuant to the provisions of Article II is thereafter allocated to the other Party, then, no later than 30 business days after such change or redetermination, such other Party shall pay to such Party the amount previously borne by such Party which is allocated to such other Party as a result of such change or redetermination.

(c) If an Indemnitee receives a Refund with respect to a Tax Contest for which the Indemnifying Party made an indemnity payment to the Indemnitee pursuant to Section 5.2(a), the Indemnitee shall pay the amount of such Refund to the Indemnifying Party, such payment to the Indemnifying Party not to exceed such indemnity payment, no later than 30 business days after the receipt of such Refund.

Section 5.3. Payment Mechanics.

(a) All payments under this Agreement shall be made by Ivory Parent directly to NewCo and by NewCo directly to Ivory Parent (or its designee); provided, however, that if the Parties mutually agree with respect to any such indemnification payment, any member of the Ivory Retained Group, on the one hand, may make such indemnification payment to any member of the NewCo Group, on the other hand, and vice versa. All indemnification payments shall be treated in the manner described in Section 5.4.

(b) In the case of any payment of Taxes made by a Responsible Party or Indemnitee pursuant to this Agreement for which such Responsible Party or Indemnitee, as the case may be, has received a payment from the other Party, such Responsible Party or Indemnitee shall provide to the other Party a copy of any official government receipt received with respect to the payment of such Taxes to the applicable Governmental Authority (or, if no such official governmental receipts are available, executed bank payment forms or other reasonable evidence of payment).

Section 5.4. Treatment of Payments. The Parties agree that any payment made among the Parties pursuant to this Agreement (other than any payment of interest accruing after the Distribution Date) shall be treated, to the extent permitted by Law, for all U.S. federal income tax purposes as an adjustment to the Ivory Cash Payment contributed by Ivory HoldCo to NewCo pursuant to Section 1.02 of the Merger Agreement.

ARTICLE VI

TAX CONTESTS

Section 6.1. Notice. Each Party shall notify the other Party in writing within ten business days after receipt by such Party or any member of its Group of a written communication from any Governmental Authority with respect to any pending or threatened audit, claim, dispute, suit, action, proposed assessment or other administrative or judicial proceeding (a “Tax Contest”) concerning any Taxes for which the other Party may be liable pursuant to this Agreement, and thereafter shall promptly forward or make available to such Party copies of notices and communications relating to such Tax Contest.

Section 6.2. Conduct of Tax Contests.

(a) Subject to Section 6.4, Ivory Parent shall have the sole responsibility and right to control the prosecution of Tax Contests with respect to any Bluefin Separate Return for a Tax Period ending on or before the Closing Date, any Ivory Separate Return, or any Joint Return, including the exclusive right to communicate with agents of the applicable Governmental Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.

(b) With respect to any Tax Contest other than those described in Section 6.2(a), subject to Section 6.4, NewCo shall have the sole responsibility and right to control the prosecution of such Tax Contest, including the exclusive right to communicate with agents of the applicable Governmental Authority and to control, resolve, settle, or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of such Tax Contest.

Section 6.3. Obligation of Continued Notice. During the pendency of any Tax Contest or threatened Tax Contest, each Party shall provide prompt notice to the other Parties of any written communication received by it or a member of its respective Group from a Governmental Authority regarding any Tax Contest for which it is indemnified by the other Party hereunder. Such notice shall attach copies of the pertinent portion of any written communication from a Governmental Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Governmental Authority in respect of any such matters. Such notice shall be provided in a reasonably timely fashion; provided, however, that in the event that timely notice is not provided, a Party shall be relieved of its obligation to indemnify the other Party only to the extent that such delay results in actual increased costs or actual prejudice to such other Party.

Section 6.4. Participation Rights. Unless waived by the Parties in writing, in connection with any Tax Contest with respect to a Bluefin Separate Return for a Straddle Period or any Tax Contest as a result of which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party under Article V of this Agreement: (a) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such Tax Contest; (b) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings received from, or submitted to, any Governmental Authority or judicial authority in connection with such Tax Contest; (c) the Controlling Party shall defend such Tax Contest diligently and in good faith; (d) upon the Non-Controlling Party’s request, the Controlling Party shall consult the Non-Controlling Party from time to time as to strategy for the conduct of such Tax Contest; and (e) the Controlling Party shall not settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed without the prior written consent of the Non-Controlling Party (not to be unreasonably withheld, conditioned or delayed); provided that, in the case of a Tax Contest other than in respect of a Bluefin Separate Return for a Straddle Period, the foregoing (a) through (e) shall apply to actions, correspondence, filings, defense, conduct, and settlements and agreements to the extent related to the potential adjustment or adjustments as a result of which the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment to the Controlling Party. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement, except to the extent the Non-Controlling Party is actually harmed thereby, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party.

ARTICLE VII

COOPERATION

Section 7.1. General. Each Party shall fully cooperate, and shall cause all members of such Party’s Group to fully cooperate, with all reasonable requests in writing from the other Party, or from an agent, representative or advisor to such Party, in connection with the preparation and filing of any Tax Return, claims for Refunds, the conduct of any Tax Contest, and calculations of amounts required to be paid pursuant to this Agreement, in each case, related or attributable to or arising in connection with Taxes of either Party or any member of either Party’s Group covered by this Agreement and the establishment of any reserve required in connection with any financial reporting (a “Tax Matter”). Such cooperation shall include the provision of any information reasonably necessary or helpful in connection with a Tax Matter and shall include, without limitation, at each Party’s own cost to the extent reasonably requested:

(i) the provision of any Tax Returns of either Party or any member of either Party’s Group, books, records (including information regarding ownership and Tax basis of property), documentation and other information relating to such Tax Returns, including accompanying schedules, related work papers, and documents relating to rulings or other determinations by Governmental Authorities; and

(ii) the execution of any document (including any power of attorney) in connection with any Tax Contest of either Party or any member of either Party’s Group, or the filing of a Tax Return or a Refund claim of either Party or any member of either Party’s Group.

Each Party shall make its employees and facilities available, without charge, on a mutually convenient basis to facilitate such cooperation.

Section 7.2. Consistent Treatment. Unless and until there has been a Final Determination to the contrary, each Party agrees not to take any position on any Tax Return, in connection with any Tax Contest or otherwise that is inconsistent with (a) the treatment of payments between the Ivory Retained Group and the Bluefin Group as set forth in Section 5.4 or (b) the Tax-Free Status of the Transactions.

ARTICLE VIII

RETENTION OF RECORDS; ACCESS

Section 8.1. Retention of Records. For so long as the contents thereof may become material in the administration of any matter under applicable Tax Law, but in any event until the later of (i) 60 days after the expiration of any applicable statutes of limitation (including any waivers or extensions thereof) and (ii) seven years after the Closing Date, the Parties shall retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns (collectively, “Tax Records”) in respect of Taxes of any member of either the Ivory Retained Group or the NewCo Group for any Pre-Distribution Period or Post-Distribution Period or for any Tax Contests relating to such Tax Returns. At any time after the Effective Time when the Ivory Retained Group proposes to destroy any Tax Records, the Ivory Retained Group shall first notify the NewCo Group in writing, and the NewCo Group shall be entitled to receive such records or documents proposed to be destroyed. At any time after the Effective Time when the NewCo Group proposes to destroy any Tax Records related to a Pre-Closing Tax Period or a Straddle Period, NewCo shall first notify Ivory Parent in writing and the Ivory Retained Group shall be entitled to receive such records or documents proposed to be destroyed. The Parties will notify each other in writing of any waivers or extensions of the applicable statute of limitations that may affect the period for which the foregoing records or other documents must be retained.

Section 8.2. Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (including, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Governmental Authority or other Tax auditor direct access, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items pursuant to this Agreement. The Party seeking access to the records of the other Party shall bear all costs and expenses associated with such access, including any professional fees.

Section 8.3. Preservation of Privilege. The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Closing Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1. Dispute Resolution. In the event of any dispute between the Parties as to any matter covered by this Agreement, the Parties shall appoint an internationally recognized independent public accounting firm (the “Accounting Firm”) to resolve such dispute. In this regard, the Accounting Firm shall make determinations with respect to the disputed items based solely on representations made by Ivory Parent, RemainCo, SpinCo, Bluefin, NewCo, and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Accounting Firm to resolve all disputes no later than 90 days after the submission of such dispute to the Accounting Firm, but in no event later than the due date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Accounting Firm with respect thereto shall be final and conclusive and binding on the Parties. The Accounting Firm shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with the Past Practices of Ivory Parent and its Subsidiaries, except as otherwise required by applicable Law. The Parties shall require the Accounting Firm to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Accounting Firm shall be borne by Ivory Parent and NewCo according to relative fault as determined by the Accounting Firm pursuant to this Section 9.1.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1. Entire Agreement; Construction. This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. Except as expressly set forth in this Agreement, the Separation Documentation or any Transaction Document: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by this Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement, on the one hand, and any Transaction Document, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern. Notwithstanding the foregoing, in the event of any conflict between (a) this Agreement, on the one hand and (b) any of Annex C of the Merger Agreement (Separation Plan – Employee Matters Annex), the Commercial Co-operation Agreement, Section 13.5 (Taxes) of the Transitional Services Agreement, Section 13.5 (Taxes) of the Reverse Transitional Services Agreement, or Section 11 (Tax) of either of the Supplemental Transitional Services Agreements, on the other hand, in each case to the extent such annex or agreement, or section of an agreement, described in this clause (b) expressly relates to Tax matters, such annex or agreement, or section of an agreement, described in this clause (b) shall govern.

Section 10.2. Interest on Late Payments. With respect to any payment between the Parties pursuant to this Agreement not made by the due date set forth in this Agreement for such payment, the outstanding amount will accrue interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code from such due date to and including the payment date.

Section 10.3. Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted assigns.

Section 10.4. Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party after the execution of this Agreement, to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 10.5. Assignability. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any party hereto without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

Section 10.6. No Fiduciary Relationship. The duties and obligations of the Parties, and their respective successors and permitted assigns, contained herein are the extent of the duties and obligations contemplated by this Agreement; nothing in this Agreement is intended to create a fiduciary relationship between the Parties hereto, or any of their successors and permitted assigns, or create any relationship or obligations other than those explicitly described.

Section 10.7. Further Assurances. Subject to the provisions hereof, the Parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

Section 10.8. Survival. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until 60 days after the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).

Section 10.9. Notices. All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by registered or certified mail (return receipt requested), or by e-mail (provided that confirmation of transmission is electronically generated and kept on file by the sending party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.9):

If to Ivory Parent, to:

Informa PLC

5 Howick Place

London, SW1P 1WG

UK

Attention: Rupert Hopley, Stuart Poyser

Email: [***]

with copies to (which shall not constitute notice):

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: John A. Healy, Benjamin K. Sibbett

Email: [***]

and

Clifford Chance US LLP

Texas Tower

845 Texas Avenue, Suite 3930

Houston, Texas 77002

Attention: Jonathan D. Bobinger

Email: [***]

If to RemainCo, to:

Informa USA, Inc.

605 Third Avenue, 22nd Floor

New York, New York 10158

Attention: Brian Vasandani

Email: [***]

with copies to (which shall not constitute notice):

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: John A. Healy, Benjamin K. Sibbett

Email: [***]

and

Clifford Chance US LLP

Texas Tower

845 Texas Avenue, Suite 3930

Houston, Texas 77002

Attention: Jonathan D. Bobinger

Email: [***]

If to Bluefin, to:

Informa Intrepid Holdings Inc.

275 Grove Street

Newton, Massachusetts 02446

Attention: Daniel Noreck, Charles Rennick

Email: [***]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email: [***]

If to SpinCo, to:

Informa Tech LLC

275 Grove Street

Newton, Massachusetts 02446

Attention: Daniel Noreck, Charles Rennick

Email: [***]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email: [***]

If to NewCo, to:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02446

Attention: Daniel Noreck, Charles Rennick

Email: [***]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email: [***]

Section 10.10. Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 10.11. Consents. Any consent required or permitted to be given by any Party to the other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its Group).

Section 10.12. Expenses. Ivory Parent, RemainCo, SpinCo, NewCo, and Bluefin shall each be responsible for its own fees, costs and expenses paid or incurred in connection with this Agreement, except as otherwise specified in this Agreement, or as otherwise agreed in writing between Ivory Parent, RemainCo, SpinCo, NewCo, and Bluefin.

Section 10.13. Termination and Amendment. This Agreement may not be terminated, modified or amended except by an agreement in writing signed by Ivory Parent, RemainCo, SpinCo, NewCo, and Bluefin.

Section 10.14. Titles and Headings. Titles and headings to articles herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 10.15. Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 10.16. Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 10.17. No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 10.18. No Waiver. No failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.19. Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 10.20. Effective Time. This Agreement shall become effective only upon the Effective Time on the Closing Date.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

INFORMA PLC

By:
Name:
Title:

TECHTARGET, INC.

By:
Name:
Title:

INFORMA USA, INC.

By:
Name:
Title:

INFORMA INTREPID HOLDINGS INC.

By:
Name:
Title:

INFORMA TECH LLC

By:
Name:
Title:

Tax Matters Agreement

Signature Page

EXHIBIT III

Dated as of [•], 2024

TECHTARGET, INC.

INFORMA PLC

and

INFORMA US HOLDINGS LIMITED

FORM OF

STOCKHOLDERS AGREEMENT

- i -

SCHEDULE 4.5(b)	RELATED PARTY TRANSACTIONS POLICY
SCHEDULE 4.5(c)	PRE-AGREED PROCEDURES
SCHEDULE 7.10(a)	IVORY LAW FIRMS
SCHEDULE 7.10(e)	COMPANY LAW FIRMS

- ii -

THIS STOCKHOLDERS AGREEMENT, dated as of [•], 2024 (as hereafter amended from time to time, this “Agreement”), is made by and among INFORMA PLC, a public limited company organized under the laws of England and Wales (“Ivory Parent”), INFORMA US HOLDINGS LIMITED, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Ivory Parent (“Ivory”), and TECHTARGET, INC., a Delaware corporation, formerly known as TORO COMBINECO, INC. (the “Company,” and together with Ivory Parent and Ivory, the “Parties”).

RECITALS

WHEREAS, pursuant to and in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of January 10, 2024, by and among TechTarget, Inc., a Delaware corporation (“Legacy Toro”), the Company, Toro Acquisition Sub, LLC, a Delaware limited liability company, Ivory Parent, Ivory, and Informa Intrepid Holdings, Inc., a Delaware corporation (as may be amended from time to time, the “Merger Agreement”), Ivory Parent and Legacy Toro combined the Bluefin Business (as defined in the Merger Agreement) with Legacy Toro and effected the Transactions (as defined in the Merger Agreement) provided for in the Merger Agreement;

WHEREAS, pursuant to the Transactions, as of the date of this Agreement Ivory holds [•] shares (the “Initial Ivory Shares”) of the Company Common Stock; and

WHEREAS, the Parties are entering into this Agreement in accordance with the requirements of the Merger Agreement, in order to set forth certain of their respective rights and obligations as a result of the Transactions and in respect of the Company Common Stock, corporate governance, and other related matters.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

Definitions

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Action” means any action, claim, suit, or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling, Controlled by, or under direct or indirect common Control with such specified Person; provided, however, that for purposes of this Agreement, no member of the Ivory Group shall be deemed to be an Affiliate of any member of the Company Group, and no member of the Company Group shall be deemed to be an Affiliate of any member of the Ivory Group. For the purposes of this Agreement, the term “Control” (and the correlative terms “Controlling,” “Controlled by,” and “under common Control with”), with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by agreement, or otherwise.

“beneficially own” means, with respect to Company Common Stock, having “beneficial ownership” of such stock for purposes of Rule 13d-3 or 13d-5 promulgated under the Exchange Act, without giving effect to the limiting phrase “within sixty days” set forth in Rule 13d-3(1)(i). The terms “beneficial owner” and “beneficial ownership” shall have correlative meanings.

“Business Day” means any day other than Saturday, Sunday, or any day on which banks are required or permitted to close in New York, New York, or in London, England.

“Change of Control Transaction” shall mean any of the following transactions occurring after the date hereof: (i) a recapitalization, merger, share exchange, conversion, transfer, domestication, business combination or similar extraordinary transaction or series of related transactions as a result of which, the Persons that beneficially own the voting shares of the Company (immediately prior to the consummation of such transaction or series of related transactions) would cease to beneficially own (immediately after consummation of such transaction or series of related transactions) voting shares entitling them to vote a majority or more of the voting power in the elections of directors at any annual or special meeting (or, if the Company is not the surviving or resulting entity, the equivalent governing body of such surviving or resulting entity); or (ii) a sale of all or substantially all of the assets of the Company (determined on a consolidated basis) in one transaction or series of related transactions; provided, however, that neither (x) a sale of shares of Company Common Stock to a Permitted Assignee in a transaction that complies with the requirements of Section 7.5 nor (y) any other sale of shares of Company Common Stock solely by members of the Ivory Group or their Permitted Assignees in connection with which holders of Company Common Stock other than the Ivory Group do not participate or have the option to participate, shall constitute a Change of Control Transaction.

“Closing” has the meaning specified in the Merger Agreement.

“Common Equivalents” means (i) with respect to Company Common Stock, shares of Company Common Stock, (ii) with respect to any securities that are convertible into or exchangeable for Company Common Stock, the shares of Company Common Stock issuable upon the conversion or exchange of such securities into Company Common Stock, (iii) with respect to any options, warrants or other rights to acquire Company Common Stock, the shares of Company Common Stock issuable thereunder, and (iv) with respect to any shares of Company Common Stock subject to restrictions, including the risk of forfeiture or repurchase or voting restrictions, such shares of Company Common Stock.

“Company Board” means the board of directors of the Company as duly constituted from time to time.

“Company Common Stock” means the shares of common stock, par value $0.001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, pursuant to any stock split, stock dividend, stock combination, or any reclassification, recapitalization, merger, consolidation, exchange, conversion, transfer, domestication or other similar reorganization.

“Company Group” means, as of any time, the Company and each Subsidiary of the Company as of such time.

“Company Independent Director” means each director of the Company who (i) is an Independent Director and (ii) (A) is not a present or former director, officer or employee of any Ivory Group member and (B) would not be a director described under clauses (A) through (F) of Rule 5605(a)(2) of the Nasdaq listing rules in relation to Ivory Parent if Ivory Parent were the “Company” thereunder.

“Company Securities” means (i) the Company Common Stock, (ii) any preferred stock of the Company, (iii) any other capital stock issued by the Company, and (iv) any securities convertible into or exchangeable for, or options, warrants, or other rights to acquire, Company Common Stock or any other securities described in clause (ii) or (iii).

“Competitive Business” means any businesses that offer (a) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (b) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (c) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services.

“Contract” means any legally binding agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding, or other obligation.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated by the SEC thereunder, in each case as amended from time to time.

“First Trigger” means the members of the Ivory Group ceasing collectively to beneficially own more than 50% of the outstanding Company Common Stock.

“First Trigger Date” means the date that is 45 days following the earliest of (i) the date on which the Company notifies Ivory in writing of the First Trigger, (ii) the date on which Ivory files a Schedule 13D amendment with the SEC that discloses the First Trigger, and (iii) the date on which the Group General Counsel or Chief Financial Officer of Ivory Parent gains actual knowledge (and not constructive, imputed, or other similar concepts of knowledge) of the First Trigger; provided, however, that if on such 45th day members of the Ivory Group collectively beneficially own more than 50% of the outstanding Company Common Stock, the First Trigger and the First Trigger Date shall be deemed to not have occurred for purposes of this Agreement.

“Fourth Trigger Date” means the date on which members of the Ivory Group cease collectively to beneficially own at least ten percent of the outstanding Company Common Stock.

“Fully Diluted basis” means, when used in respect of a calculation of percentage ownership as of any time, that the denominator used in the calculation shall include, without duplication, the sum of (i) the aggregate number of shares of Company Common Stock outstanding at such time, plus (ii) the aggregate number of shares of Company Common Stock issuable in respect of any outstanding securities that are convertible into or exchangeable for Company Common Stock as of such time (calculated for this purpose on a pro forma basis as if all conditions to the exercise of those conversion or exchange privileges have been satisfied), plus (iii) the aggregate number of shares of Company Common Stock that are issuable under the terms of any outstanding options, warrants or other rights to acquire Company Common Stock (calculated for this purpose on a pro forma basis as if all vesting and other conditions to the exercise of those options, warrants or other rights have been satisfied), plus (iv) all outstanding shares of Company Common Stock that are subject to restrictions, including the risk of forfeiture or repurchase or voting restrictions (regardless of whether the restrictions are still in force).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any supranational, national, federal, state, or local government, foreign or domestic, or any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, department, board, commission, court, or other similar body exercising executive, legislative, judicial, regulatory, or administrative authority or any functions of or pertaining to government, including any authority or other quasi-governmental entity established by a Governmental Authority to perform any of such functions.

“Group” means the Ivory Group or the Company Group, as the context requires.

“Independent Director” means a director of the Company who is independent under Nasdaq’s listing rules; provided, however, that the fact that a director of the Company also is an employee, officer or director of a member of the Ivory Group shall not be the sole basis for determining whether a director is an Independent Director for purposes of this Agreement.

“Intercompany Commercial Agreements” means any and all Contracts between any member of the Company Group, on the one hand, and any member of the Ivory Group, on the other hand, whether entered into before, contemporaneously with, or after the date of this Agreement, and in each case as amended, modified, or supplemented from time to time, that provide in whole or in part for the provision or receipt of goods, products, or services; provided, however, that none of this Agreement, the Transition Services Agreement, or any other Transaction Document is an Intercompany Commercial Agreement.

“Ivory Annual Statements” means the audited annual financial statements and annual reports to shareholders of any Ivory Group member.

“Ivory Director” means a member of the Company Board who is an Ivory Designee.

“Ivory Group” means, at any time, Ivory Parent and each Person (other than any member of the Company Group) that is a Subsidiary of Ivory Parent as of such time.

“Ivory Fully Diluted Ownership Percentage” means, as of any time, the percentage of the then-outstanding Company Common Stock (determined on a Common Equivalents basis) beneficially owned by the members of the Ivory Group as of such time, calculated on a Fully Diluted basis.

“Ivory Independent Director” means an Ivory Director who (a) is not an executive officer or employee of any Ivory Group member and (b) is not a director described in clauses (A) through (F) of Rule 5605(a)(2) of the Nasdaq listing rules as applied to the Company.

“Ivory Ownership Percentage” means, as of any time, the percentage of the then-outstanding shares of Company Common Stock beneficially owned by the members of the Ivory Group as of such time.

“Law” means any federal, state, local, foreign, or transnational law, statute, or ordinance, common law, or any rule or regulation, including any rule or regulation of the SEC.

“Nasdaq” means The Nasdaq Global Market, or any successor thereto, or if the Company Common Stock no longer is traded on The Nasdaq Global Market, any other stock exchange or quotation system on which the Company Common Stock is traded.

“Percentage Maintenance Share” means, with respect to any transaction in which Company Securities are issued or proposed to be issued or sold (the “Percentage Maintenance Issued Shares”), a number of other shares of Company Common Stock or other Company Securities, as applicable (which, for the avoidance of doubt, are not the Percentage Maintenance Issued Shares), such that, after taking into account the total number of outstanding shares of Company Common Stock (calculated on a Common Equivalents and Fully Diluted basis) immediately after giving effect to such issuance or sale (including the number of shares of Company Common Stock or such other Company Securities acquired by Ivory assuming it exercised its right to buy its full Percentage Maintenance Share with respect to such transaction), the Ivory Fully Diluted Ownership Percentage would be equal to the Ivory Fully Diluted Ownership Percentage immediately prior to such issuance or sale if Ivory acquired such number of Company Securities.

“Permitted Assignee” means (a) any member of the Ivory Group or (b) any other Person to whom Ivory or any other member of the Ivory Group has Transferred, before the Third Trigger Date and in accordance with this Agreement, all of the Company Common Stock then beneficially owned by the members of the Ivory Group.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, or unincorporated organization, or Governmental Authority.

“Pro Rata Portion” means, with respect to any Company Securities issued or proposed to be issued or sold in connection with any transaction (the “Pro Rata Issued Shares”), the number of such Pro Rata Issued Shares (calculated on a Common Equivalents and Fully Diluted basis) such that, after taking into account the total number of outstanding shares of Company Common Stock (on a Common Equivalents and Fully Diluted basis) immediately after giving effect to such issuance or sale, the Ivory Fully Diluted Ownership Percentage would be equal to the Ivory Fully Diluted Ownership Percentage immediately prior to such issuance or sale if Ivory acquired such number of Company Securities.

“Regulation S-K” means Regulation S-K promulgated by the SEC, as amended from time to time.

“Related Party Transaction” means any transaction between any member of the Company Group, on the one hand, and any member of the Ivory Group, or, solely in their capacity as such, any director, officer, employee or “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any member of the Ivory Group, on the other hand.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants, and other advisors, agents, and representatives.

“RPT Committee” means an ad-hoc committee formed by the Company Board from time to time consisting of at least three directors of the Company, all of which are Independent Directors and all but one of which are Company Independent Directors who also are Non-Ivory Directors and the membership on such committee of such Company Independent Directors is approved by a majority of the Independent Directors.

“SEC” means the United States Securities and Exchange Commission.

“Second Trigger” means the members of the Ivory Group ceasing to beneficially own more than 40% of the outstanding Company Common Stock.

“Second Trigger Date” means the date that is 45 days following the earliest of (i) the date on which the Company notifies Ivory in writing of the Second Trigger, (ii) the date on which Ivory files a Schedule 13D amendment with the SEC that discloses the Second Trigger, and (iii) the date on which the Chief Legal Officer or Chief Financial Officer of Ivory Parent gains actual knowledge (and not constructive, imputed or other similar concepts of knowledge) of the Second Trigger; provided, however, that if on such 45th day members of the Ivory Group collectively beneficially own more than 40% of the outstanding Company Common Stock, the Second Trigger and the Second Trigger Date shall be deemed to not have occurred for purposes of this Agreement.

“sole discretion” means with respect to a determination or other action by any Person, such Person’s being entitled to consider only such interests and factors in respect of such determination or other action as such Person desires, including solely its own interests, without having any duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any other Person.

“Subsidiary” means, with respect to any Person, any other Person (a) of which (i) in the case of a corporation, at least (x) a majority of the equity and (y) a majority of the voting interests are owned or Controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries, or (ii) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (x) owns a majority of the equity interests thereof and (y) has the power to elect or direct the election of a majority of the members of the governing body thereof or otherwise has Control over such organization or entity; or (b) that is required to be consolidated with such first Person for financial reporting purposes; provided, however, that for purposes of this Agreement, no member of the Company Group shall be a Subsidiary of any member of the Ivory Group.

“Third Trigger” means the members of the Ivory Group ceasing to beneficially own at least 20% of the outstanding Company Common Stock.

“Third Trigger Date” means the date that is 45 days following the earliest of (i) the date on which the Company notifies Ivory in writing of the Third Trigger, (ii) the date on which Ivory files a Schedule 13D amendment with the SEC that discloses the Third Trigger, and (iii) the date on which the Group General Counsel or Chief Financial Officer of Ivory Parent gains actual knowledge (and not constructive, imputed or other similar concepts of knowledge) of the Third Trigger; provided, however, that if on such 45th day members of the Ivory Group collectively beneficially own at least 20% of the outstanding Company Common Stock, the Third Trigger and the Third Trigger Date shall be deemed to have not occurred for purposes of this Agreement.

“Transaction Documents” has the meaning specified in the Merger Agreement.

“Transactions” has the meaning specified in the Merger Agreement.

“Transfer” means, with respect to any shares of Company Common Stock, any transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition of such shares; provided, however, that none of the following is or shall be deemed to involve a Transfer: (i) any transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition of any equity security issued by any member of the Ivory Group; (ii) any sale of, or merger, consolidation, conversion, transfer, domestication or other business combination transaction involving, any member of the Ivory Group (other than, in the case of each of clause (i) and (ii), a direct (as opposed to indirect) sale of stock in a member of the Ivory Group whose primary asset is shares of Company Common Stock or equity in another entity whose primary direct and indirect assets are shares of Company Common Stock); (iii) the voting, or provision of a voting proxy with respect to, any shares of Company Common Stock in connection with any annual or special meeting of the Company’s stockholders; or (iv) the tender of any shares of Company Common Stock in any tender or exchange offer that is approved by the Company Board prior to the consummation thereof; and “Transferred” and “Transferring” shall have correlative meanings.

“Wholly Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person, except for any de minimis ownership by another Person to the extent required by non-U.S. rules under applicable Law.

Section 1.2 Other Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Agreement	Preamble
Audit Committee	Section 3.1
Company	Preamble
Company Auditors	Section 5.3(d)(ii)
Company Confidential Information	Section 4.1(a)
Company Covered Employee	Section 4.7
Company Public Documents	Section 5.3(b)
Compliance Audit	Section 5.3(g)
Compliance Program	Section 5.3(g)
corporate opportunities	Section 4.8(e)
CPI	Section 3.6(e)
Dispute	Section 6.1(a)
Election Period	Section 4.3(c)
Initial Board	Section 3.1
Initial Ivory Shares	Recitals
Initial Notice	Section 6.2
Issuance Notice	Section 4.3(b)
Ivory	Preamble
Ivory Permitted Business	Section 4.6(b)
Ivory Auditors	Section 5.3(d)(ii)
Ivory Confidential Information	Section 4.1(b)
Ivory Covered Employee	Section 4.7
Ivory Designee	Section 3.2(a)
Ivory Group Associates	Section 4.8(a)
Ivory Law Firms	Section 7.10(a)
Ivory Parent	Preamble
Ivory Public Filings	Section 5.2
Lead Independent Director	Section 3.2(i)
Legacy Toro	Recitals
M&A Transaction	Section 4.3(a)
Maintenance Election Period	Section 4.4(c)
Maintenance Notice	Section 4.4(b)
Material Developments	Section 5.3(h)
Merger Agreement	Recitals
Nominating Committee	Section 3.2(e)
Non-Ivory Designee	Section 3.2(e)
Non-Ivory Director	Section 3.2(e)
Non-privileged Deal Communications	Section 7.10(c)
Other Committees	Section 3.3(d)
Other Stockholders	Section 4.2(d)
Parties	Preamble
Pre-Agreed Procedures	Section 4.5(c)
Pre-Closing Related Party Transactions	Section 4.5(a)
Privilege	Section 5.5
Privileged Communications	Section 7.10(a)
Privileged Deal Communications	Section 7.10(b)
Proposed Purchase Price	Section 4.3(b)(iii)
Related Party Transactions	Section 4.5(b)
Response	Section 6.2

ARTICLE II

Term

Section 2.1 Term and Termination. This Agreement is effective as of the date hereof and shall terminate automatically when the Ivory Group no longer beneficially owns any Company Common Stock. Notwithstanding the foregoing, the provisions of Section 4.1 (Confidentiality), Section 5.5 (Privilege), ARTICLE VI (Dispute Resolution), and ARTICLE VII (Miscellaneous), and the definitions contained herein that are used therein, shall survive the termination of this Agreement.

ARTICLE III

Corporate Governance Matters

Section 3.1 Initial Board Composition. Effective as of the Closing, the Company Board shall initially consist of nine members (the “Initial Board”) comprised of (i) four directors designated by Ivory, of whom at least one will be an Ivory Independent Director who meets all requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee of the Company Board (the “Audit Committee”); (ii) three directors designated by Legacy Toro, of whom at least two will be Independent Directors who meet all requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee; (iii) the person who is the Chief Executive Officer of the Company; and (iv) a director designated by Ivory who initially will serve as the non-executive chair of the Board and who, as of the Closing, qualifies as an Ivory Independent Director and is not then serving as a director of Ivory Parent or any of its Subsidiaries.

Section 3.2 Subsequent Board Composition.

(a) From and after the date hereof and until the Fourth Trigger Date, the Company shall take all action as may be necessary or appropriate to cause the Company Board, at any time (including if the size of the Company Board is increased or decreased), to be comprised of a number of persons designated by Ivory (each person so designated by Ivory, an “Ivory Designee”) equal to the Ivory Ownership Percentage (expressed as a fraction) multiplied by the total authorized number of directors of the Company Board at such time (including as constituted immediately following any increase in size of the Company Board to comply with this Section 3.2), rounded to the nearest whole person (but in no event less than a majority of the members of the Company Board until the First Trigger Date), at least one of whom shall be an Ivory Independent Director who meets all requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee.

(b) The Company shall cause each Ivory Designee to be included in the slate of nominees recommended by the Company Board to holders of Company Common Stock for election (including at any annual or special meeting of stockholders held for the election of directors) and shall use its best efforts to cause the election of each such Ivory Designee, including by soliciting proxies in favor of the election of each such Ivory Designee.

(c) If any Ivory Director shall cease to serve as a director for any reason, the vacancy resulting therefrom shall be filled by the Company Board with a substitute Ivory Designee, promptly (and in any event within five Business Days) upon the written request of Ivory.

(d) The Company hereby agrees to take, at any time and from time to time, all actions necessary to facilitate the removal and replacement of any Ivory Director upon the written request of Ivory.

(e) From and after the date hereof, the Nominating and Corporate Governance Committee of the Company Board (the “Nominating Committee”) shall have the sole right to nominate for election at any annual or special meeting of stockholders held for the election of directors the persons who will occupy the Company Board seats not occupied by Ivory Directors (each such nominee, a “Non-Ivory Designee”) and in the event of a vacancy on the Company Board caused by the death, resignation, retirement, disqualification, removal from office, or other cause of any director who was not an Ivory Director (a “Non-Ivory Director”), to fill such vacancy in accordance with applicable Law; provided, however, that until the Third Trigger Date, (i) the then-current Chief Executive Officer of the Company shall be nominated for election as a Non-Ivory Director at any annual or special meeting of the Company at which directors are elected, and (ii) at least two Non-Ivory Designees shall be Company Independent Directors and shall meet all other requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee, and at least one Non-Ivory Designee shall also be an “audit committee financial expert” having the attributes specified in Item 407(d)(5)(ii) of Regulation S-K. The Company Board shall at all times include at least three Independent Directors who meet all requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee.

(f) At any time the Ivory Ownership Percentage is greater than 50%, unless otherwise agreed in writing by Ivory, the Company shall avail itself of all available “Controlled Company” exemptions from the requirements of the corporate governance listing standards of Nasdaq. Notwithstanding anything to the contrary in this Agreement, at any time during which the Company ceases to qualify as a “Controlled Company” under the corporate governance listing standards of Nasdaq, Ivory shall cause the Ivory Designees to include such number of designees who qualify as an “independent director” under applicable Nasdaq corporate governance listing standards to ensure the Company’s compliance with applicable Nasdaq corporate governance listing standards.

(g) Subject to applicable Law, each Ivory Director shall keep confidential any information about the Company and its Affiliates that he or she receives as a result of being a member of the Company Board; provided, however, that (i) no such duty of confidentiality shall apply to any information that is or becomes generally available to the public, and (ii) each Ivory Director is permitted to disclose to the Ivory Group, Representatives of the Ivory Group and such Ivory Director’s advisors (in the case of advisors, who have a legal or ethical obligation to maintain the confidentiality of such information) information about the Company and its Affiliates that he or she receives as a result of being a director. Notwithstanding any duty otherwise existing under applicable Law or in equity, to the fullest extent permitted by applicable Law, no Ivory Director shall have any duty to disclose to the Company or the Company Board or any committee of the Company Board (or subcommittee thereof) confidential information of Ivory or any Affiliates of Ivory in such Ivory Director’s possession even if it is material and relevant information to the Company, the Company Board or any committee of the Company Board (or subcommittee thereof) and, in any case, such Ivory Director shall not be liable to the Company, any of its stockholders or any other Person for breach of any duty (including the duty of loyalty or any other fiduciary duties) as a director by reason of such lack of disclosure of such confidential information.

(h) Subject to Section 3.1, the chair of the Company Board shall be appointed (and may be removed and replaced at any time) by the Company Board. Until the Second Trigger Date, (i) Ivory shall have the right to nominate a member of the Company Board as the chair of the Company Board and the Company shall cause the Company Board to take all actions necessary to cause such person to become the chair of the Company Board, and (ii) the Company shall take, at any time and from time to time, all actions necessary to cause the Company Board to remove and replace the chair of the Company Board with another member of the Company Board upon the written request of Ivory.

(i) Until the Second Trigger Date, (x) if at any time the chair of the Company Board is an Ivory Director who is not an Independent Director, the Nominating Committee shall have the right to nominate an Independent Director to be the “lead independent director” (the “Lead Independent Director”); (y) if at any time the chair of the Company Board is a Non-Ivory Director who is not an Independent Director, Ivory shall have the right to nominate an Independent Director to be the Lead Independent Director, and (z) in any case described in clause (x) or (y) the Company shall take, at any time and from time to time, all actions necessary to cause the Company Board to appoint and (if necessary) remove and replace the Lead Independent Director to give effect to the foregoing provisions.

(j) Ivory shall have the right, in its sole discretion, to waive any and all of the rights granted to it under this Section 3.2, by delivery of written notice to the Company.

Section 3.3 Committees of the Company Board.

(a) The Company Board shall have the Audit Committee, the Nominating Committee, a Compensation Committee, and such other committees as determined from time to time by the Company Board or as required to comply with the Exchange Act and the Nasdaq corporate governance listing standards. All references to committees in this Section 3.3 shall include any subcommittees of such committees. Until the Second Trigger Date, Ivory shall have the right to review and approve the charter for each committee and subcommittee of the Company Board (other than any RPT Committee).

(b) The Company shall cause the Audit Committee to consist of not less than three directors, all of whom shall (i) be Independent Directors and (ii) meet the requirements under the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee. Until the Third Trigger Date, the Audit Committee shall include at least one Ivory Independent Director designated for this purpose by Ivory who meets the requirements of the Exchange Act and the Nasdaq corporate governance listing standards for membership on the Audit Committee.

(c) The Company shall cause the Nominating Committee to consist of not less than three directors, a majority of whom shall be Company Independent Directors who are Non-Ivory Directors.

(d) Until the Third Trigger Date, (i) the Company shall take all action to cause the number of Ivory Directors on all committees and subcommittees of the Company Board other than the Audit Committee, the Nominating Committee, and any RPT Committee (such committees and subcommittees, the “Other Committees”) at any time (including if the size of such Other Committee is increased or decreased, to the extent permitted hereunder) to be equal to the Ivory Ownership Percentage (expressed as a fraction) multiplied by the total authorized number of members of such Other Committee at such time (including as constituted immediately following any increase of such committee or subcommittee to comply with this Section 3.3 to the extent permitted hereunder), rounded up to the nearest whole person, and (ii) Ivory shall have the right to designate which Ivory Director(s) will serve on each Other Committee. Until the Second Trigger Date, Ivory shall have the right to designate the chair of each Other Committee.

(e) At any time during which the Company ceases to qualify as a “Controlled Company” under the corporate governance listing standards of Nasdaq, (i) the Nominating Committee and the Company Board will ensure that each Non-Ivory Director qualifies as an “independent director” under applicable Nasdaq corporate governance listing standards; provided, however, that this requirement shall not apply to members of the Initial Board or any person serving as the Company’s Chief Executive Officer, and (ii) Ivory shall cause the Ivory Directors designated to serve on the Company Board and on each of the committees of the Company Board to include such number of designees who each qualify as an “independent director” under applicable Nasdaq corporate governance listing standards to ensure the Company’s compliance with all applicable requirements under the Exchange Act and the Nasdaq corporate governance listing standards.

Section 3.4 Ivory Agreement to Vote. Until the Fourth Trigger Date and provided the Company has complied in all material respects with its obligations under this ARTICLE III, Ivory Parent shall, and shall cause each member of the Ivory Group to, (a) cause all shares of Company Common Stock owned by it or any of them to be present for quorum purposes at any Company stockholder meeting and (b) vote in favor of the election of all Non-Ivory Designees nominated in accordance with this Agreement.

Section 3.5 Initial Chief Executive Officer. As of the Closing, [NAME] will be the Chief Executive Officer of the Company.

Section 3.6 Consent Rights.

(a) Subject to the terms of any brand license (including the Brand License Agreement (as defined in the Merger Agreement)) between any member of the Ivory Group, on the one hand, and any member of the Company Group, on the other hand, from the date of this Agreement until Ivory and its Affiliates no longer beneficially own any Company Common Stock, without the prior written consent of Ivory, the Company shall not, and shall cause the other members of the Company Group not to, use any name or mark belonging to any member of the Ivory Group.

(b) From the date of this Agreement until the Second Trigger Date, the Company shall not, and shall cause the other members of the Company Group not to, directly or indirectly, do any of the following without the prior written consent of Ivory:

(i) any merger, consolidation, reorganization, conversion, or any other business combination involving the Company, or sale of all or substantially all of the consolidated assets of the Company;

(ii) any acquisition (including by merger, consolidation, acquisition of stock or assets or otherwise) of any businesses, assets, operations or securities comprising a business (other than capital expenditures) with a value in excess of $100,000,000 in any transaction or series of related transactions;

(iii) any sale, transfer, lease, pledge, abandonment, or other disposition or exclusive license (in each case of the foregoing, including by merger, consolidation, reorganization, conversion, joint venture, sale of stock or assets, or otherwise) of any assets, businesses, interests, properties, securities, or Persons with a value in excess of $40,000,000 in any transaction or series of related transactions, other than (A) sales or dispositions of obsolete assets in the ordinary course of business or (B) to the Company or any of its Wholly Owned Subsidiaries;

(iv) any redemption, repurchase, cancellation, or other acquisition, or any offer to redeem, repurchase, cancel, or otherwise acquire, Company Securities or any equity or equity-linked securities of any Subsidiary of the Company, other than (A) repurchases of Company Common Stock in any calendar year that are approved by the Company Board and do not in the aggregate exceed five percent of the Company’s equity market capitalization as of December 31 of the previous year (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected in good faith by the Company Board) or (B) as required by the terms of the Toro Convertible Notes (as defined in the Merger Agreement);

(v) the declaration or payment of a cash or other dividend or any other distribution on the Company Securities or any equity or equity-linked securities of any Subsidiary other than to the Company or one of its Wholly Owned Subsidiaries;

(vi) any recapitalization, reclassification, spin-off or combination of any Company Securities or any equity or equity-linked securities of any Subsidiary, other than a recapitalization, reclassification or combination of equity or equity-linked securities of a Wholly Owned Subsidiary of the Company (and solely involving Wholly Owned Subsidiaries of the Company) that remains a Wholly Owned Subsidiary of the Company after the consummation of such transaction and that does not have any adverse tax consequences to any member of the Ivory Group;

(vii) without limiting any other provision of this Agreement, any incurrence, assumption, guarantee, repurchase or other creation of indebtedness (including through the issuance of debt and debt-like securities, entry into any derivative transaction, or any counter-indemnity obligation in respect of any instrument issued by a bank or financial institution) in an aggregate principal amount that would result in the Company having a consolidated leverage ratio in excess of three-times the Company’s earnings before interest, taxes, depreciation and amortization (such amount as reasonably determined in good faith by the Company Board), excluding (A) any indebtedness in respect of a revolving debt facility in existence as of the date hereof or which has previously been approved pursuant to this Section 3.6(b)(vii), (B) any indebtedness solely among the Company and its Wholly Owned Subsidiaries and (C) any indebtedness provided by any member of the Ivory Group;

(viii) making or committing to make in any calendar year period any capital expenditures in excess in the aggregate (on a consolidated basis) of seven and a half percent of the Company’s total consolidated revenues for the prior fiscal year and, in any event, not less than the amount spent or committed in the prior fiscal year;

(ix) any initiation, adoption, or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy, or other insolvency proceeding involving the Company or any of its Subsidiaries, other than a liquidation or dissolution of any Wholly Owned Subsidiary of the Company;

(x) any establishment, adoption, amendment or termination of any equity incentive plan or arrangement;

(xi) any issuance, delivery or sale, or authorization of the issuance, delivery or sale, of Company Securities or any equity or equity-linked securities of any Subsidiary of the Company, other than (A) pursuant to equity incentive plans and arrangements previously approved pursuant to this Section 3.6 and by the Company Board, (B) to the Company or one of its Wholly Owned Subsidiaries, (C) as required pursuant to the terms of the Toro Convertible Notes, and (D) in the case of issuance of securities by any Subsidiary of the Company located outside of the United States, de minimis issuances required by applicable Law;

(xii) any termination of the employment of a Chief Executive Officer of the Company (other than for cause as defined in the applicable employment agreement) or any appointment of a new Chief Executive Officer of the Company;

(xiii) any amendment to the organizational documents (whether by merger, consolidation, or otherwise) of the Company or any Subsidiary, other than any such amendment to the organizational documents of any Wholly Owned Subsidiary of the Company that does not disproportionately and adversely affect Ivory in its capacity as an indirect stockholder of such Subsidiary as compared to other indirect stockholders of such Subsidiary;

(xiv) any establishment, adoption, material amendment, or termination of any disclosure controls and procedures of the Company; or

(xv) any authorization, agreement, or commitment to do any of the foregoing.

(c) Following the Second Trigger Date until the Third Trigger Date, the Company shall not, and shall cause the other members of the Company Group not to, directly or indirectly, do any of the following without the prior written consent of Ivory:

(i) any merger, consolidation, reorganization, conversion, or any other business combination involving the Company, or sale of all or substantially all of the consolidated assets of the Company, other than any such transaction that in substance is a sale of the Company in which the consideration to be received by the Company’s stockholders for their shares of Company Common Stock is comprised of at least 90% cash;

(ii) any initiation, adoption, or public proposal of a voluntary liquidation, dissolution, receivership, bankruptcy, or other insolvency proceeding involving the Company or any of its material Subsidiaries;

(iii) any amendment to the organizational documents (whether by merger, consolidation, or otherwise) of the Company that disproportionately and adversely affects Ivory in its capacity as a stockholder of the Company as compared to other stockholders of the same class of securities of the Company; or

(iv) any authorization, agreement, or commitment to do any of the foregoing.

(d) The Company shall provide reasonable advance notice of, and reasonably detailed information regarding any action (including copies of any related presentations and definitive agreements) for which it seeks Ivory’s prior written consent pursuant to this Section 3.6 and shall provide all other information reasonably and promptly requested by Ivory and its Representatives in connection with any such actions.

(e) The dollar amounts set forth in Section 3.6(b) shall be increased (i) on December 31, 2026, by the percentage increase in the Consumer Price Index most recently published by the U.S. Bureau of Labor Statistics (the “CPI”) on that date as compared to the CPI most recently published on December 31, 2023, (ii) on December 31, 2029, by the percentage increase in the CPI most recently published on December 31, 2029, as compared to the CPI most recently published on December 31, 2026, and (iii) every three years from December 31, 2029, mutatis mutandis.

Section 3.7 Quorum Requirement. Until the Third Trigger Date, a quorum for a meeting of the Company Board shall require the attendance in person, telephonically, or in any other manner permitted by applicable Law, of at least one Ivory Director; provided, however, that if a meeting of the Company Board, of which at least five Business Days’ advance notice was given to each member of the Company Board, is adjourned due to a lack of a quorum, and the sole reason for such lack was the failure of at least one Ivory Director to be present, then, if the reconvened meeting is held at least five Business Days (which shall be two Business Days in the event of exigent circumstances that have expressly been communicated in the notice given to each member of the Company Board calling the meeting) after the meeting at which a quorum was not present (and following at least five Business Days’ (which shall be two Business Days’ in the event of exigent circumstances that have expressly been communicated in the notice given to each member of the Company Board calling the meeting) advance notice given to each member of the Company Board and reasonable accommodation of any requests to resolve scheduling conflicts that do not require a delay of more than one further Business Day), then at such reconvened meeting, there shall not be a lack of a quorum solely as a result of at least one Ivory Director not being present (but no business may be conducted at any such meeting that was not clearly and specifically identified in each applicable notice of meeting).

ARTICLE IV

Other Agreements

Section 4.1 Confidentiality.

(a) From the date hereof until the date that is three years following the Fourth Trigger Date, subject to Section 4.1(c) and except as contemplated by this Agreement, any Transaction Document or any Intercompany Commercial Agreement, Ivory Parent shall not, shall cause the other members of the Ivory Group and its and such other members’ directors and officers not to, and shall use its reasonable best efforts to cause it and such other members’ employees and other agents and representatives (including legal counsel and outside advisors) not to, directly or indirectly, disclose any Company Confidential Information to any Person; provided, however, that Company Confidential Information may be disclosed:

(i) to any other member of the Ivory Group;

(ii) to any Representative of any member of the Ivory Group in the normal course of the performance of such Representative’s duties or to any financial institution providing credit to any member of the Ivory Group who is subject to customary confidentiality obligations;

(iii) to any Person (other than any Person directly or indirectly engaged in a Competitive Business if the portion of such Person’s revenues that is attributable to a Competitive Business is reasonably believed by Ivory Parent, after due inquiry of such Person, to be 25% or more of the Company’s revenues (based on, in the case of the Company, the Company’s latest annual consolidated financial statements prior to such disclosure)) to whom any member of the Ivory Group is contemplating a Transfer of more than ten percent of the outstanding Company Common Stock, if such Transfer would not be in violation of the provisions of this Agreement and such potential transferee is advised of the confidential nature of such information and agrees to be bound by a customary confidentiality agreement (of which the Company is an express third party beneficiary with the right to enforce the terms thereof) which contains customary confidentiality, non-use, standstill and non-solicit obligations;

(iv) to any regulatory authority or ratings agency to which any member of the Ivory Group or any of its Affiliates is subject or with which it has regular dealings, if such authority or agency is subject to customary confidentiality obligations; or

(v) if the prior approval or written consent of the Company Board (including a majority of Independent Directors) (not to be unreasonably withheld, conditioned or delayed) has been obtained.

Nothing in this Agreement shall prevent the use (subject, to the extent possible, to a protective order) of Company Confidential Information in connection with the assertion or defense of any claim by or against any member of the Ivory Group or the Company Group, any Affiliates thereof, any Non-Ivory Designee, any Non-Ivory Director, any Ivory Designee or any Ivory Director.

For purposes of this Section 4.1(a), any confidential information relating to the Company Group furnished to any member of the Ivory Group in connection with this Agreement, the Transition Services Agreement, the other Transaction Documents, or the Intercompany Commercial Agreements is hereinafter referred to as “Company Confidential Information.” “Company Confidential Information” does not, however, include information that (i) is or becomes generally available to the public, (ii) was or became available to any member of the Ivory Group from a source other than a member of the Company Group or a Representative thereof on behalf of the Company Group who is not known by Ivory to be subject to an obligation of confidentiality to any member of the Company Group with respect to such information, or (iii) is developed independently by a member of the Ivory Group without reference to the Company Confidential Information.

(b) From the date hereof until the date that is three years following the Fourth Trigger Date, subject to Section 4.1(c) and except as contemplated by this Agreement, any Transaction Document or any Intercompany Commercial Agreement, the Company shall not, shall cause the other members of the Company Group and its and such other members’ directors and officers not to, and shall use its reasonable best efforts to cause it and such other members’ employees and other agents and representatives (including legal counsel and outside advisors) not to, directly or indirectly, disclose any Ivory Confidential Information to any Person; provided, however, that Ivory Confidential Information may be disclosed:

(i) to any other member of the Company Group;

(ii) to any Representative of any member of the Company Group in the normal course of the performance of such Representative’s duties or to any financial institution providing credit to any member of the Company Group who is subject to customary confidentiality obligations;

(iii) to any regulatory authority or ratings agency to which any member of the Company Group or any of its Affiliates is subject or with which it has regular dealings, if such authority or agency is subject to customary confidentiality obligations; or

(iv) if the prior approval or written consent of Ivory (not to be unreasonably withheld, conditioned or delayed) has been obtained.

Nothing in this Agreement shall prevent the use (subject, to the extent possible, to a protective order) of Ivory Confidential Information in connection with the assertion or defense of any claim by or against any member of the Ivory Group or the Company Group, any Affiliates thereof, any Non-Ivory Designee or any Non-Ivory Director.

For purposes of this Section 4.1(b), any confidential information relating to the Ivory Group furnished to any member of the Company Group in connection with this Agreement, the Transition Services Agreement, the other Transaction Documents, or the Intercompany Commercial Agreements is hereinafter referred to as “Ivory Confidential Information.” “Ivory Confidential Information” does not, however, include information that (i) is or becomes generally available to the public, (ii) was or became available to any member of the Company Group from a source other than a member of the Ivory Group or a Representative thereof on behalf of the Ivory Group who is not known by the Company to be subject to an obligation of confidentiality to any member of the Ivory Group with respect to such information, or (iii) is developed independently by a member of the Company Group without reference to the Ivory Confidential Information.

(c) If Ivory or any of its Affiliates or Representatives, on the one hand, or the Company or any of its Affiliates or Representatives, on the other hand, are requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to applicable Law to disclose or provide any Company Confidential Information or Ivory Confidential Information, respectively, the Person receiving such request or demand or subject to such requirement, or so required by applicable Law, shall use commercially reasonable efforts to provide the other Party with written notice of such request, demand or requirement as promptly as practicable under the circumstances so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand or subject to such requirement agrees to take, and cause its Representatives to take, at the requesting Party’s expense, all commercially reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand or is subject to such requirement may thereafter disclose or provide any Company Confidential Information or Ivory Confidential Information, as the case may be, to the extent required by such applicable Law (as so advised by counsel) or such Governmental Authority.

Section 4.2 Restrictions on Transferability and Acquisitions.

(a) During the period beginning on the date of this Agreement and ending on the earlier of (i) the date that is two years from the date of this Agreement and (ii) the Third Trigger Date, without the prior approval of an RPT Committee, Ivory Parent will not cause or permit any member of the Ivory Group to Transfer any Company Common Stock to a Person that is not a controlled Affiliate of Ivory Parent. Until the Third Trigger Date, Ivory Parent shall not, and shall cause the other members of the Ivory Group not to, Transfer, in a single transaction or in a series of related transactions, any shares of Company Common Stock to any Person who is engaged in any Competitive Business, unless (x) approved by an RPT Committee, (y) in a transaction (or series of related transactions) in which the transferee acquires all of the outstanding equity securities of the Company, or (z) the portion of such Person’s revenues that is attributable to a Competitive Business is reasonably believed by Ivory Parent, after due inquiry of such Person, to be less than 25% of the Company’s revenues (based on, in the case of the Company, the Company’s latest annual consolidated financial statements prior to such Transfer). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, this Section 4.2(a) shall not apply to, and members of the Ivory Group shall not otherwise be prohibited from participating in, repurchases of Company Common Stock that are approved by the Company Board.

(b) During the period beginning on the date of this Agreement and ending on the date that is two years from the date of this Agreement, Ivory Parent shall not, and shall cause the other members of the Ivory Group not to, directly or indirectly, in any manner, (i) effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or otherwise participate in or knowingly encourage, (A) any acquisition by a Person other than the Company of Company Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination, conversion, transfer, domestication, or other similar transaction involving the Company or any other member of the Company Group that would result in the Ivory Ownership Percentage being greater than the Ivory Ownership Percentage as of the date hereof, (B) any financing of the acquisition by a Person other than the Company of any shares of Company Common Stock or any security convertible into such shares, (C) any recapitalization, restructuring, liquidation, dissolution or Change of Control Transaction, or (D) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote any shares of Company Comment Stock or any consent solicitation or stockholder proposal, (ii) form, join or in any way participate in “a group” (as defined under the Exchange Act) with respect to the Company or enter into any voting agreement or otherwise act in concert with any Person or Group in respect of any shares of Company Common Stock, (iii) except in accordance with this Agreement, otherwise act, alone or in concert with others, to seek representation on the Board of Directors; (iv) take any action which would or would reasonably be expected to cause the Company to make a public announcement under applicable Law regarding any of the types of matters set forth in clause (i) above; (v) enter into any discussions or arrangements with any Person with respect to any of the foregoing; or (vi) request that the Company amend or waive any provision of this Section 4.2(b); provided, however, that Ivory Parent shall be permitted to make a private proposal to the Company Board that would not reasonably be expected to require the Company or any other member of the Company Group or Ivory Parent (or any of its Subsidiaries) to make any public announcement or other public disclosure. The foregoing shall not prohibit:

(i) Ivory Parent or any other member of the Ivory Group from acquiring Company Common Stock by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions by the Company to all holders of Company Common Stock on a pro rata basis; or

(ii) acquisitions by Ivory Parent or any other member of the Ivory Group of Company Common Stock that are (A) approved by an RPT Committee or (B) pursuant to the exercise of the preemptive rights set forth in Section 4.3 or the percentage maintenance rights set forth in Section 4.4.

(c) Until the Fourth Trigger Date, except in a transaction that complies with Section 4.2(d), Ivory Parent shall not, and shall cause the other members of the Ivory Group not to, directly or indirectly, in any manner, effect, or seek, offer, or propose (whether publicly or otherwise) to effect, or announce any intention to effect, or otherwise participate in or knowingly encourage, any acquisition of Company Common Stock (including in derivative form) or any tender or exchange offer, merger, consolidation, business combination, conversion, transfer, domestication or other similar transaction involving the Company or any other member of the Company Group that would result in the Ivory Fully Diluted Ownership Percentage being greater than 60%.

(d) Until the second anniversary of the Closing Date, any proposal by any member of the Ivory Group to engage in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the Company Common Stock held by stockholders other than the Ivory Group (the “Other Stockholders”) must be (i) subject to review, evaluation, and prior written approval of an RPT Committee and (ii) submitted for approval to the stockholders of the Company, with a non-waivable condition that a majority of the Company Common Stock held by Other Stockholders approve the transaction (or equivalent tender offer condition). Following the second anniversary of the Closing Date and until the Second Trigger Date, any proposal by any member of the Ivory Group to engage in a transaction or series of related transactions reasonably expected to result in the acquisition of all of the Company Common Stock held by Other Stockholders must either be (as elected by Ivory in its sole discretion) (x) subject to review, evaluation, and prior written approval of an RPT Committee or (y) submitted for approval to the stockholders of the Company, with a non-waivable condition that a majority of the Company Common Stock held by Other Stockholders approve the transaction (or equivalent tender offer condition) (provided that the Company and Ivory shall be permitted to agree to require each of the foregoing conditions to be satisfied).

(e) The Company shall not adopt any stockholder rights plan, “poison pill” or similar arrangement, or adopt any anti-takeover provisions under its organizational documents, that would trigger any right, obligation or event as a result of any Transfer of Company Common Stock by any member of the Ivory Group.

Section 4.3 Preemptive Rights.

(a) To the extent permitted under Nasdaq rules, the Company hereby grants to Ivory the right until the Second Trigger Date to purchase up to its Pro Rata Portion of any Company Securities that the Company may from time to time propose to issue or sell to any Person; provided, however, that in any case in which Company Securities are to be issued (in whole or in part) as consideration in any merger, consolidation, reorganization, conversion, joint venture, transfer, domestication or any other business combination, or any acquisition (including by merger, consolidation, conversion, transfer, domestication, acquisition of stock or assets or otherwise) of any businesses, assets, operations or securities comprising a business (any such transaction, an “M&A Transaction”), Ivory shall instead be entitled to purchase a number of such Company Securities up to its Percentage Maintenance Share.

(b) Without limiting Ivory’s rights pursuant to Section 3.6, the Company shall give written notice to Ivory (an “Issuance Notice”) of any proposed issuance or sale described in Section 4.3(a) within five Business Days following any meeting of the Company Board or any committee of the Company Board (or subcommittee thereof) at which any such issuance or sale is approved or, if the approval of the Company Board or any committee of the Company Board (or subcommittee thereof) is not required in connection with such issuance or sale, no less than 30 days before the date of the proposed issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase Company Securities and shall set forth the material terms and conditions of the proposed issuance or sale, including:

(i) the number and class of the Company Securities to be issued or sold and the percentage of the outstanding shares of capital stock of the Company such issuance or sale would represent;

(ii) the proposed issuance or sale date, which shall be at least 30 days from the date of receipt by Ivory of the Issuance Notice; and

(iii) (x) in the case of an issuance for cash (other than a public offering of Company Securities) or offer from a prospective third party for cash, the proposed purchase price in cash per Company Security, and (y) in all other cases (including a public offering of Company Securities), the Company’s calculation of the purchase price based on the Pre-agreed Procedures (such proposed purchase price in clause (x) or (y), the “Proposed Purchase Price”).

(c) For a period of 30 days (such period, as it may be extended pursuant to the proviso of this sentence, the “Election Period”) following the receipt by Ivory of an Issuance Notice, Ivory shall have the right to elect irrevocably to purchase up to its Pro Rata Portion of the Company Securities (or, to the extent applicable as set forth in the proviso of Section 4.3(a), a number of Company Securities up to its Percentage Maintenance Share) at the Proposed Purchase Price by delivering a written notice to the Company; provided, however, that following receipt of an Issuance Notice, Ivory may agree upon a different Proposed Purchase Price with an RPT Committee in accordance with the Related Party Transactions Policy in which case (i) Ivory shall purchase up to its Pro Rata Portion of the Company Securities (or, to the extent applicable as set forth in the proviso of Section 4.3(a), a number of Company Securities up to its Percentage Maintenance Share) at such other Proposed Purchase Price and (ii) the Election Period shall be tolled for so long as Ivory and an RPT Committee are working in good faith to agree on a Proposed Purchase Price until such time as Ivory and such RPT Committee agree on the Proposed Purchase Price. If, at the termination of the Election Period, Ivory shall not have delivered such notice to the Company, Ivory shall be deemed to have waived all of its rights under this Section 4.3 with respect to the purchase of the Company Securities referred to in the Issuance Notice. The closing of any purchase by Ivory shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice; provided, however, that the closing of any purchase by Ivory may be postponed beyond the closing of the transaction in the Issuance Notice (x) to the extent necessary to obtain any required approval of a Governmental Authority or (y) to the extent stockholder approval is required under the Nasdaq rules, in which case the Company and Ivory shall use their respective reasonable best efforts to obtain any such approval(s); provided, further, that for all purposes of this Agreement the Ivory Ownership Percentage and the Ivory Fully Diluted Ownership Percentage shall at all times during this period be calculated as if Ivory shall have exercised its rights pursuant to this Section 4.3 in full and as if all remaining shares described in the Issuance Notice were issued or sold, until such time that (A) such sale to Ivory is consummated, (B) in the case of a required approval of a Governmental Authority, there is a final, non-appealable court order prohibiting Ivory from acquiring such Company Securities, (C) in the case stockholder approval is required under the Nasdaq rules, such stockholder vote shall have occurred and such sale to Ivory not be approved, or (D) Ivory determines not to exercise such rights.

(d) Upon the expiration of the Election Period, the Company shall be free to sell such Company Securities referenced in the Issuance Notice that Ivory has not elected irrevocably to purchase on terms and conditions no more favorable to the purchasers thereof than those offered to Ivory in the Issuance Notice delivered in accordance with Section 4.3(b); provided, however, that if such sale is not consummated within 30 days after the expiration of the Election Period, then any further issuance or sale of such Company Securities shall again be subject to this Section 4.3.

(e) The provisions of this Section 4.3 shall terminate on the Second Trigger Date. This Section 4.3 shall not apply with respect to the issuance or sale of Other Company Securities (as defined in the Pre-agreed Procedures) which shall be subject instead to the Pre-agreed Procedures.

(f) In all cases where Ivory has the right to purchase Company Securities up to its Percentage Maintenance Share pursuant to this Agreement (including the Pre-agreed Procedures), following the issuance or sale of the applicable Company Securities that triggers such Percentage Maintenance Share, the Ivory Ownership Percentage and the Ivory Fully Diluted Ownership Percentage shall at all times be calculated as if Ivory has exercised such right in full and as if any Company Securities not yet issued or sold to the third party shall have been issued or sold, until the earlier of (i) the termination of the period for Ivory to elect to exercise such right if Ivory shall not have elected to exercise such right and (ii) the consummation of Ivory ‘s exercise of such right, at which time the Ivory Ownership Percentage and the Ivory Fully Diluted Ownership Percentage shall be calculated in accordance with the definitions thereof.

Section 4.4 Percentage Maintenance Share.

(a) Following the Second Trigger Date and until the Third Trigger Date, to the extent permitted under Nasdaq rules, with respect to any Company Securities that the Company may from time to time issue or sell to any Person, the Company hereby grants to Ivory the right to purchase Company Securities up to its Percentage Maintenance Share in connection with such transaction, on the terms and subject to the conditions specified in this Section 4.4.

(b) Without limiting Ivory’s rights pursuant to Section 3.6, the Company shall give written notice to Ivory (a “Maintenance Notice”) of any issuance or sale of described in Section 4.4(a) within five Business Days following such issuance or sale. The Maintenance Notice shall set forth the material terms and conditions of such issuance or sale, including:

(i) the number and class of the Company Securities issued or sold and the percentage of the outstanding shares of capital stock of the Company such issuance or sale represented;

(ii) the Percentage Maintenance Share with respect to such issuance or sale; and

(iii) the Proposed Purchase Price.

(c) For a period of 30 days (such period, as it may be extended pursuant to the proviso of this sentence, the “Maintenance Election Period”) following the receipt by Ivory of a Maintenance Issuance Notice, Ivory shall have the right to elect irrevocably to purchase up to its Percentage Maintenance Share at the Proposed Purchase Price by delivering a written notice to the Company; provided, however, that following receipt of a Maintenance Issuance Notice, Ivory may agree upon a different Proposed Purchase Price with an RPT Committee in accordance with the Related Party Transactions Policy in which case (i) Ivory shall purchase up to its Percentage Maintenance Share at such other Proposed Purchase Price and (ii) the Maintenance Election Period shall be tolled for so long as Ivory and an RPT Committee are working in good faith to agree on a Proposed Purchase Price until such time as Ivory and such RPT Committee agree on the Proposed Purchase Price. If, at the termination of the Maintenance Election Period, Ivory shall not have delivered such notice to the Company, Ivory shall be deemed to have waived all of its rights under this Section 4.4 with respect to the purchase of the Company Securities referred to in the Maintenance Issuance Notice. The closing of any purchase by Ivory shall be consummated promptly following Ivory’s delivery of such notice; provided, however, that the closing of any purchase by Ivory may be extended to the extent necessary to (x) obtain any required approval of a Governmental Authority or (y) to the extent stockholder approval is required under the Nasdaq rules, in which case the Company and Ivory shall use their respective reasonable best efforts to obtain any such approval(s); provided, further, that for all purposes of this Agreement, the Ivory Ownership Percentage and the Ivory Fully Diluted Ownership Percentage shall at all times during this period be calculated as if Ivory has exercised its rights pursuant to this Section 4.4 in full and as if any Company Securities not yet issued or sold to the third party described in the Maintenance Notice were issued or sold, until (A) such sale to Ivory is consummated, (B) in the case of a required approval of a Governmental Authority, there is a final, non-appealable court order prohibiting Ivory from acquiring such Company Securities, (C) in the case stockholder approval is required under the Nasdaq rules, such stockholder vote shall have occurred and such sale to Ivory not be approved, or (D) Ivory determines not to exercise such rights.

(d) This Section 4.4 shall not apply with respect to the issuance or sale of Other Company Securities (as defined in the Pre-agreed Procedures) which shall be subject instead to the Pre-agreed Procedures.

Section 4.5 Related Party Transactions.

(a) All transactions and agreements entered into at or prior to the Closing that would have been Related Party Transactions if they were entered into after the Closing (including any proposed Related Party Transactions contemplated by the Transaction Documents) between any member of the Company Group, on the one hand, and any member of the Ivory Group, on the other hand (the “Pre-Closing Related Party Transactions”), shall not be subject to any further approval of the Company Board or any committee or subcommittee of the Company Board (including by an RPT Committee); provided, however, that any material amendments to, material modifications or terminations (other than as a result of expiration or non-renewal) of, or material waivers, material consents or material elections after the Closing under any Pre-Closing Related Party Transactions shall require the prior written approval of an RPT Committee, subject to and consistent with the Related Party Transactions Policy (as defined below).

(b) Until the Third Trigger Date, except as set forth in Section 4.5(c), all Related Party Transactions shall be governed by the policy set forth on Schedule 4.5(b) (such Schedule, as may be amended from time to time pursuant to Section 7.7, the “Related Party Transactions Policy”).

(c) The Related Party Transactions Policy shall not (i) apply to any transaction pursuant to Section 4.2(d), Section 4.3, Section 4.4, or pursuant to the policies and procedures set forth on Schedule 4.5(c) (such Schedule, as may be amended from time to time, the “Pre-agreed Procedures”), (ii) apply to any Related Party Transaction that is not a Material Related Party Transaction (as defined in the Related Party Transactions Policy), or (iii) limit Ivory’s rights and the Company’s obligations under Section 3.6.

(d) Ivory shall have the right, but not the obligation, to participate in the transactions set forth in the Pre-agreed Procedures to the extent set forth therein in accordance with the policies and procedures set forth therein, and the Company shall take all action such that Ivory shall be able to so participate if it so elects.

Section 4.6 Non-competition.

(a) Until the Second Trigger Date, Ivory Parent will not, and will not permit any of the other members of the Ivory Group to, acquire (whether by stock purchase, merger, tender offer, purchase of assets, conversion, transfer, domestication, or otherwise) any Person engaged in a business that engages in a Competitive Business anywhere in the world, except:

(i) acquisitions by Ivory Parent or any other members of the Ivory Group of less than an aggregate of 10% of the total equity ownership of a Person engaged in a Competitive Business; and

(ii) acquisitions by Ivory Parent or any other members of the Ivory Group of any business or Person that is engaged in a Competitive Business so long as no more than 25% of such business or Person’s revenues (based on such business or Person’s latest annual consolidated financial statements prior to such acquisition) are attributable to a Competitive Business; provided, however, that Ivory Parent and the other members of the Ivory Group may acquire a diversified business or Person having more than 25% of such business or Person’s revenues (based on such business or Person’s latest annual consolidated financial statements prior to such acquisition) attributable to a Competitive Business as long as Ivory Parent or the applicable member of the Ivory Group divest the portion attributable to a Competitive Business in excess of such 25% threshold within 18 months following consummation of such acquisition.

(b) Notwithstanding the foregoing, Ivory Parent and the members of the Ivory Group shall not be prohibited from owning, managing or operating any business that engages in an Ivory Permitted Business anywhere in the world. For purposes hereof, “Ivory Permitted Business” means any business conducted by any member of the Ivory Group on the date of this Agreement and any other business that is directly related to any such business conducted by any member of the Ivory Group on the date of this Agreement.

Section 4.7 Non-solicitation of Employees. Until the Second Trigger Date, each of the Company and Ivory Parent shall obtain the prior written consent of the other before such Party or any of its Affiliates, directly or indirectly, solicits the employment of, in the case of the Company, any Ivory Covered Employee and, in the case of Ivory Parent, any Company Covered Employee, or makes or extends any offer of employment to, or hires, employs or engages (including as a consultant or any similar role), in the case of the Company, any Ivory Covered Employee and, in the case of Ivory Parent, any Company Covered Employee. This Section 4.7 shall cease to apply with respect to an Ivory Covered Employee or a Company Covered Employee, six months after the date on which their employment with, in the case of an Ivory Covered Employee, the Ivory Group and, in the case of a Company Covered Employee, the Company Group, is terminated. Nothing in this Section 4.7 shall restrict or prevent either Party or any of its Affiliates from making generalized solicitations or searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit, hire or engage in the case of the Company, Ivory Covered Employees and, in the case of Ivory Parent, Company Covered Employees. For purposes hereof, (a) ”Ivory Covered Employee” means (i) the chief executive officer and the chief financial officer (or persons in comparable roles/positions) of each member of the

Ivory Group, (ii) each person that reports directly to any such officer (or to any such person in a comparable role/position), and (iii) each person that the Company knows or reasonably should know reports directly to the persons described in the foregoing clause (a)(ii); and (b) ”Company Covered Employee” means (i) the chief executive officer and the chief financial officer of the Company, (ii) each person that reports directly to any such officer, and (iii) each person that Ivory knows or reasonably should know reports directly to the persons described in the foregoing clause (b)(ii).

Section 4.8 Corporate Opportunity.

(a) General. In recognition and anticipation that (i) the Company will not be a Wholly Owned Subsidiary of Ivory and that Ivory will be a significant stockholder of the Company, (ii) directors, officers, or employees of Ivory (such directors, officers, and employees, “Ivory Group Associates”) may serve as directors or officers of the Company, (iii) subject to any contractual arrangements that may otherwise from time to time be agreed to between Ivory, on the one hand, and the Company, on the other hand, Ivory may engage in the same, similar, or related lines of business as those in which the Company, directly or indirectly, may engage or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, (iv) Ivory may have an interest in the same areas of corporate opportunity as the Company, and (v) as a consequence of the foregoing, it is in the best interests of the Company that the respective rights and duties of the Company and of Ivory, and the duties of any directors or officers of the Company who are also Ivory Group Associates, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Company or its Subsidiaries, on the one hand, and Ivory, on the other hand, this Section 4.8 shall to the fullest extent permitted by applicable Law regulate and define the conduct of certain of the business and affairs of the Company in relation to Ivory and the other members of the Ivory Group and the conduct of certain affairs of the Company as they may involve Ivory and their respective directors, officers, or employees, and the power, rights, duties, and liabilities of the Company and its officers, directors, and stockholders in connection therewith.

(b) Certain Agreements and Transactions Permitted. The Company has entered into this Agreement, and, subject to this Agreement, the Company may from time to time enter into and perform one or more agreements (including the Intercompany Commercial Agreements) (or modifications or supplements to pre-existing agreements) with Ivory pursuant to which the Company, on the one hand, and Ivory, on the other hand, agree to engage in transactions of any kind or nature with each other or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective directors, officers or employees (including any who are directors, officers or employees of both) to allocate opportunities between or to refer opportunities to each other. Subject to this Section 4.8, and except as otherwise agreed in writing by the Company and Ivory, no such agreement, or the performance thereof by the Company or Ivory shall, to the fullest extent permitted by applicable Law, be considered contrary to (i) any fiduciary duty that Ivory may owe to the Company or to any stockholder or other owner of an equity interest in the Company by reason of Ivory being a controlling or significant stockholder of the Company or participating in the control of the Company or (ii) any fiduciary duty owed to the Company or to any stockholder thereof by any director or officer of the Company who is also an Ivory Group Associate. Subject to Section 4.8(d), to the fullest extent permitted by applicable Law, Ivory, as a stockholder of the Company, or as a participant in control of the Company, shall not have or be under any fiduciary duty to refrain from entering into any agreement or participating in any transaction referred to above, and no director or officer of the Company who is also an Ivory Group Associate shall have or be under any fiduciary duty to the Company to refrain from acting on behalf of the Company or of Ivory in respect of any such agreement or transaction or performing any such agreement in accordance with its terms.

(c) Business Activities. Except as otherwise set forth in this Agreement or otherwise agreed in writing between the Company and Ivory, and subject to Section 4.8(d), Ivory shall to the fullest extent permitted by applicable Law have no duty to refrain from (i) engaging in the same or similar activities or lines of business as the Company or (ii) doing business with any client, customer, or vendor of the Company, and (except as provided in Section 4.8(d)) neither Ivory nor any Ivory Group Associate shall, to the fullest extent permitted by applicable Law, be deemed to have breached its fiduciary duties, if any, to the Company solely by reason of Ivory’s engaging in any such activity. Subject to Section 4.8(d), except as otherwise agreed in writing between the Company and Ivory, if Ivory acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company and Ivory, to the fullest extent permitted by applicable Law neither Ivory nor any Ivory Group Associate shall be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder or controlling person or director or officer of the Company by reason of the fact that Ivory acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another Person, or otherwise does not communicate information regarding such corporate opportunity to the Company, and the Company to the fullest extent permitted by applicable Law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Company.

(d) Corporate Opportunities. Except as otherwise agreed in writing between the Company and Ivory, if a director or officer of the Company who is also an Ivory Group Associate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company and Ivory, such director or officer shall to the fullest extent permitted by applicable Law have fully satisfied and fulfilled his or her fiduciary duty with respect to such corporate opportunity, and the Company to the fullest extent permitted by applicable Law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Company, if such director or officer acts in a manner consistent with the following policy:

(i) such a corporate opportunity offered to any individual who is a director but not an officer or employee of the Company and who is also an Ivory Group Associate shall belong to the Company only if such opportunity is expressly offered to such person solely in his or her capacity as a director of the Company and otherwise shall belong to Ivory; and

(ii) such a corporate opportunity offered to any individual who is an officer or employee of the Company and also is an Ivory Group Associate shall belong to the Company unless such opportunity is expressly offered to such person in his or her capacity as a director, officer or employee of Ivory, in which case such opportunity shall belong to Ivory.

(e) Certain Definitions. For purposes of this Section 4.8, (i) ”corporate opportunities” include business opportunities that the Company is financially able to undertake, which are, from their nature, in the line of the Company’s business, are of practical advantage to it and are ones in which the Company, but for the foregoing provisions of this Section 4.8, would have an interest or a reasonable expectancy; (ii) “Ivory” shall mean Ivory and each other member of the Ivory Group; and (iii) the “Company” shall mean the Company and each other member of the Company Group.

Section 4.9 Nasdaq. The Company Common Stock shall be listed on The Nasdaq Global Market, or any successor thereto.

Section 4.10 Change of Control Transactions. Before the Second Trigger Date, Ivory Parent shall not, and shall cause each member of the Ivory Group not to, directly or indirectly, enter into any definitive agreement with any Person providing for a Change of Control Transaction or participate in or in any way support, assist, facilitate or encourage any other Person to effect or seek, directly or indirectly, a Change of Control Transaction, including by Transferring any shares of Company Common Stock in connection with a public tender or similar takeover offer made to all holders of shares of Company Common Stock for all shares of Company Common Stock, in each case, if as a result of such Change of Control Transaction Ivory Parent or any of its Affiliates would receive per share consideration in respect of its Company Common Stock in excess of the per share consideration to be received by the other holders of shares of Company Common Stock; provided, however, that (i) if certain holders of shares of Company Common Stock are granted the right to elect to receive equity instead of cash in such Change of Control Transaction, the foregoing provision shall be deemed satisfied so long as the equity consideration is equivalent in value to the cash consideration, as reasonably determined in good faith by an RPT Committee and (ii) this Section 4.10 shall not apply to the treatment of any commercial arrangements (x) in place between any member of the Ivory Group, on the one hand, and any member of the Company Group, on the other hand, or (y) proposed to be put in place with any member of the Ivory Group in connection with such Change of Control Transaction, that in either case of clause (x) or (y) do not by their terms expressly relate to the Company Common Stock.

ARTICLE V

Financial and Other Information

Unless otherwise expressly provided herein, each of the covenants and agreements in this ARTICLE V shall terminate on the Third Trigger Date.

Section 5.1 Annual, Quarterly, and Monthly Financial Information; Ivory’s Operating Reviews.

(a) The Company shall deliver to Ivory Parent such financial, tax and accounting information and materials as Ivory Parent reasonably may request from time to time, including the following:

(i) within four working days following each calendar month-end, a monthly reporting package including trial balances for the Company and each of its Subsidiaries as of the end of such month, an unaudited consolidated balance sheet of the Company as of the end of such month and the related statements of earnings, comprehensive income, stockholders’ equity and cash flow, and reasonable supporting schedules and account detail for the month and year-to-date period on Ivory Parent’s year-end basis, in accordance with Ivory’s accounting policies except to the extent such policies are inconsistent with GAAP, and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year;

(ii) within five working days following each calendar month end, forecast Company consolidated statements of earnings (including revenue, gross profit, adjusted operating profit and operating profit conforming to Ivory’s profit metrics and chart of accounts, prepared in each case in accordance with Ivory’s accounting policies except to the extent such policies are inconsistent with GAAP), and cash flow, and reasonable supporting schedules and analysis for such month and for each of the remaining months in the then current calendar year (together with such information as may reasonably be requested by Ivory Parent, including any information reasonably required to determine such items on an IFRS basis;

(iii) no later than September 30 of each fiscal year of Ivory Parent, a forecast for the next fiscal year of Ivory Parent, including statements of earnings (including revenue, gross profit, adjusted operating profit and operating profit conforming to Ivory’s profit metrics and chart of accounts, prepared in each case in accordance with Ivory’s accounting policies except to the extent such policies are inconsistent with GAAP), and cash flow, and reasonable supporting schedules and analysis by month, for the next such fiscal year (together with such information as may reasonably be requested by Ivory Parent to determine such forecast on an IFRS basis);

(iv) no later than two months after a written request by Ivory Parent within the first six months of an Ivory Parent fiscal year, a forecast for the next three fiscal years of Ivory Parent, with the first of those years broken down by month and the second and third of those years being broken down by quarter, including statements of earnings (including revenue, gross profit, adjusted operating profit and operating profit conforming to Ivory’s profit metrics and chart of accounts, prepared in each case in accordance with Ivory’s accounting policies except to the extent such policies are inconsistent with GAAP) and cash flow, and supporting schedules and analysis (together with such information as may reasonably be requested by Ivory Parent to determine such forecast on an IFRS basis); and

(v) within one month after the end of each fiscal year of the Company (and in the case of any renewal of any existing policies, or adoption of any new policies, promptly after any such renewal or adoption), copies of all insurance policies of the Company and the other members of the Company Group.

(b) No later than ten Business Days following the end of each month, the Company shall deliver a discussion and analysis by management of the Company’s and its Subsidiaries’ consolidated financial condition and results of operations (including revenue, gross profit, adjusted operating profit and operating profit conforming to Ivory’s profit metrics and chart of accounts, prepared in each case in accordance with Ivory’s accounting policies except to the extent such policies are inconsistent with GAAP) for such month and for the fiscal year-to-date period (determined by reference to Ivory Parent’s fiscal year, and other information reasonably required to comply with Ivory Parent’s financial and other reporting requirements.

(c) No later than five Business Days before the day the Company publicly files any Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC, the Company shall deliver to Ivory Parent drafts of its Annual Report on Form 10-K or Quarterly Report on Form 10-Q, together with the form of all certifications required by applicable Law by each of the Chief Executive Officer and Chief Financial Officer of the Company and, with respect to the Annual Report on Form 10-K, the form of opinion the Company’s independent certified public accountants expect to provide thereon.

(d) The Company shall provide Ivory Parent an opportunity to meet with management of the Company to discuss the information required to be provided by this Section 5.1 upon reasonable notice during normal business hours.

(e) In connection with this Section 5.1, the Company shall provide Ivory Parent all such information as may reasonably be requested by Ivory Parent in order for Ivory Parent to reconcile GAAP compliant and other information provided to Ivory Parent pursuant hereto to UK-adopted international accounting standards.

Notwithstanding anything to the contrary herein, the failure of the Company to achieve any of the deadlines set forth in this Section 5.1 in the first four full calendar months following the date of this Agreement shall not constitute a breach of this Agreement by the Company so long as the Company uses commercially reasonable efforts to deliver the relevant information as promptly as reasonably practicable after such deadline.

Section 5.2 Ivory Public Filings. The Company shall cooperate, and cause its accountants to cooperate, with Ivory Parent to the extent reasonably requested by Ivory Parent in the preparation of Ivory Parent’s press releases, public earnings releases, reports, notices, prospectuses and any other filings made by any member of the Ivory Group with the Governmental Authority, any national securities exchange or otherwise made publicly available (collectively, “Ivory Public Filings”). As soon as reasonably practicable after request therefor, the Company shall provide to Ivory Parent all supporting materials and other information that Ivory Parent reasonably requests in connection with any such Ivory Public Filings or that is required to be disclosed therein under any applicable Law. If and to the extent reasonably requested by Ivory Parent, the Company shall diligently and promptly review all drafts of such Ivory Public Filings. Unless required by applicable Law or GAAP or interpretations thereof, without the prior consent of Ivory Parent, the Company shall not publicly release any financial or other information that conflicts with the information with respect to the Company, any Affiliate of the Company or the Company Group that is provided by the Company for any Ivory Public Filing.

Section 5.3 Other Financial Reporting and Compliance Matters.

(a) The Company shall provide to Ivory Parent such other information and materials of the Company and the other members of the Company Group reasonably requested by Ivory Parent in connection with its equity ownership in the Company.

(b) The Company shall timely file and consult with Ivory Parent in preparing, all reports, notices and proxy and information statements to be sent or made available by the Company to its security holders, all regular, periodic and other reports filed under Sections 13, 14, and 15 of the Exchange Act by the Company and all registration statements and prospectuses (including all financial statements contained therein) to be filed by the Company with the SEC or any securities exchange pursuant to the listed company manual (or similar requirements) of such exchange (collectively, “Company Public Documents”). Ivory Parent shall have the right to review and comment on any proposed Company Public Document reasonably in advance (and, to the extent reasonably practicable and as would not otherwise limit the Company’s ability to comply with applicable Law, at least five Business Days in advance) of the date the same are printed for distribution to the Company’s stockholders, sent to the Company’s stockholders or filed with the SEC, whichever is earliest. The Company shall consider any such comments in good faith and deliver to Ivory Parent, no later than the date the same are printed for distribution to the Company’s stockholders, sent to the Company’s stockholders or filed with the SEC, whichever is earliest, final copies of all Company Public Documents (except to the extent publicly available via the SEC’s EDGAR system). The Company shall file on dates reasonably determined by the Company Board, (x) its Quarterly Reports on Form 10-Q with the SEC and (y) its Annual Report on Form 10-K with the SEC, unless the Company is otherwise required by applicable Law. The Parties shall cooperate in preparing all press releases and other statements to be made available by the Company or any other member of the Company Group to the public, including information concerning material developments in the business, properties, results of operations, financial condition or prospects of the Company or any other member of the Company Group. Ivory Parent shall have the right to review and comment on, reasonably in advance of the public release or release to financial analysts or investors, (i) all press releases and other statements to be made available by the Company or any other member of the Company Group to the public that relate to financial or accounting matters and (ii) all reports and other information prepared by the Company or any other member of the Company Group for release to financial analysts or investors. The Company shall consider any such comments in good faith. No press release, report, registration, information or proxy statement, prospectus or other document which refers, or contains information with respect, to any member of the Ivory Group shall be filed with the SEC or otherwise made public or released to any financial analyst or investor by the Company or any other member of the Company Group without the prior written consent of Ivory Parent (which consent shall not be unreasonably withheld, conditioned or delayed) with respect to those portions of such document that contain information with respect to any member of the Ivory Group, except as may be required by applicable Law (in such cases the Company shall use its reasonable best efforts to notify the relevant member of the Ivory Group and to obtain such member’s consent before making such a filing with the SEC or otherwise making any such information public).

(c) The Company shall publicly release its financial results for each annual and quarterly period as determined by the Company Board and in compliance with applicable SEC rules.

(d) The Company will follow and comply with the following requirements with respect to audit maters:

(i) Until the Second Trigger Date, the Company will not change auditors without the prior written consent of Ivory Parent.

(ii) The Company will request the independent certified public accountants of the Company (the “Company Auditors”) to make available to the independent certified public accountants of Ivory Parent (the “Ivory Auditors”), at Ivory Parent’s expense, both the personnel who performed or are performing the annual audit of the Company and, consistent with customary professional practice and courtesy of such auditors with respect to the furnishing of work papers, work papers related to the annual audit of the Company, in all cases within a reasonable time before the Company Auditors’ opinion date, so that the Ivory Auditors are able to perform the procedures they consider necessary to take responsibility for the work of the Company Auditors as it relates to the Ivory Auditors’ report on the Ivory Annual Statements, all within sufficient time to enable Ivory Parent to meet its timetable for the printing, filing and public dissemination of the Ivory Annual Statements. The Company shall make reasonably available to the Ivory Auditors and Ivory Parent the employees of the Company Group who performed or are performing the annual audit of the Company and shall provide such other assistance and financial and other information in connection therewith as may reasonably be requested by Ivory Parent.

(e) Upon Ivory Parent’s request, the Company’s Chief Executive Officer and all other relevant members of the Company’s senior management team requested by Ivory Parent shall (i) meet with members of Ivory Parent’s senior management team at least four times a fiscal year to discuss matters relating to Ivory ‘s investment in the Company, including with respect to reviews of the Company’s operations, affairs, finances or results and the Company’s business plan and strategy, and (ii) meet with the Ivory Auditors and Ivory Parent’s internal audit team at least two times a fiscal year to discuss matters related to the annual audit of Ivory Parent.

(f) Ivory Parent will be permitted, at Ivory Parent’s expense, to conduct internal audits on the Company Group to assess the Company Group’s internal controls over financial reporting as well as perform risk assessments on the Company Group’s controls over financial reporting processes, including to the extent related to fraud reporting. Such internal audits shall be conducted upon reasonable prior written notice to the Company, and any such audit shall not occur more than once any 12-month period. The Company will implement internal control changes as reasonably proposed by Ivory Parent.

(g) Ivory Parent may, from time to time and at any time, at Ivory Parent’s expense, request an audit (“Compliance Audit”) of the Company’s compliance programs, policies and procedures (the “Compliance Program”). Each Compliance Audit shall be conducted upon reasonable prior written notice to the Company, and any such Compliance Audit shall not occur more than once during any 12-month period. In the event of a Compliance Audit, the Company shall (i) provide such information reasonably requested by Ivory relating to the Compliance Program, (ii) make available during normal business hours its Representatives upon Ivory ‘s reasonable request, and (iii) implement any changes to the Compliance Program as reasonably proposed by Ivory Parent. All such Compliance Programs shall take into account (1) the tax strategy of the Ivory Group as communicated to the Company in writing from time to time by Ivory Parent and (2) until the date on which Ivory Parent and the other members of the Ivory Group cease to own or control, collectively, at least a majority of the issued and outstanding shares of capital stock of the Company entitled to vote in the election of directors, all such Compliance Programs shall take into account that the Company is a majority owned subsidiary of Ivory Parent.

(h) Notice of Certain Events. Until the Second Trigger Date, the Company shall promptly notify Ivory Parent after the Company becomes aware (but no later than two Business Days after it becomes so aware) of any ethics allegations involving violations of Law, members of senior management or financial reporting issues, any material investigations (internal or external), or any material audit or Action regarding or involving any member of the Company Group. Until the Second Trigger Date, the Company shall keep Ivory Parent reasonably apprised of the status of each such allegation, investigation, audit or Action, consult with Ivory Parent with respect thereto and consider in good faith any comments or suggestions from Ivory Parent.

Section 5.4 Production of Witnesses; Records; Cooperation.

(a) Except in the case of an adversarial Action by one Party against another Party, each of Ivory Parent and the Company shall use its reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records, or other documents may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved. The requesting Party shall bear all costs and expenses in connection therewith.

(b) Without limiting the foregoing, Ivory Parent and the Company shall cooperate and consult to the extent reasonably necessary with respect to any Actions other than an adversarial Action by one Party against another Party.

(c) The obligation of Ivory Parent and the Company to provide witnesses pursuant to this Section 5.4 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses officers without regard to whether the witness or the employer of the witness could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 5.4(a)).

(d) In connection with any matter contemplated by this Section 5.4, Ivory Parent and the Company will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or other applicable privileges or immunities of any member of any Group.

Section 5.5 Privilege. The provision of any information pursuant to this ARTICLE V shall not be deemed a waiver of any privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privilege (a “Privilege”). Neither the Company or any member of the Company Group nor Ivory Parent or any member of the Ivory Group will be required to provide any information pursuant to this ARTICLE V if the provision of such information would serve as a waiver of any Privilege afforded such information.

ARTICLE VI

Dispute Resolution

Section 6.1 General Provisions.

(a) Any dispute, controversy or claim arising out of, in connection with, or relating to this Agreement, or the validity, interpretation, breach or termination thereof (a “Dispute”), shall be resolved in accordance with the procedures set forth in this ARTICLE VI, which shall be the sole and exclusive procedures for the resolution of any such Dispute except as set forth in Section 6.1(g) and Section 7.11.

(b) Commencing with an Initial Notice (as defined in Section 6.2), all communications between the Parties or their Representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production, and shall not be admissible in evidence for any reason (whether as an admission or otherwise), in any proceeding for the resolution of the Dispute.

(c) The Parties expressly waive and forego any right to trial by jury.

(d) The specific procedures set forth below, including the time limits referenced therein, may be modified by agreement of the Parties in writing.

(e) All applicable statutes of limitations and defenses based upon the passage of time shall be tolled while the procedures specified in this ARTICLE VI are pending. The Parties will take such action, if any, required to effectuate such tolling.

(f) The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court lacks subject matter jurisdiction, any other state court or federal court having subject matter jurisdiction located within the State of Delaware in connection with any such Dispute, and each Party hereby irrevocably agrees that all claims in respect of any such Dispute or any suit, action or proceeding related thereto may be heard and determined solely in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such Dispute brought in such courts or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such Dispute may be enforced in other jurisdictions by suit, on the judgment or in any other manner provided by applicable Law. Each of Ivory Parent and Ivory further irrevocably consents to process being served on it in any action or proceeding by mailing a copy thereof in the manner for delivery of notices specified in Section 7.2 to Informa USA, Inc. (“Process Agent”) with an address on the date hereof as set forth in Section 7.2, as such Person’s agent for the purpose of accepting service of any process in the United States. Each of Ivory Parent and Ivory agrees that such service upon receipt by Process Agent (x) shall be deemed in every respect effective service of process upon such Person in any such action or proceeding and (y) shall, to the fullest extent permitted by applicable Law, be taken and held to be valid personal service upon and personal delivery to such Person.

(g) To the extent a Dispute under this Agreement is not resolved pursuant to Section 6.2, a Party may bring such a Dispute in court solely in accordance with Section 6.1(f). For the avoidance of doubt, unless pursuant to Section 7.11, a Party may not bring a Dispute in court without first following the procedures set forth in Section 6.2.

Section 6.2 Consideration by Senior Executives. The Parties shall attempt in good faith to resolve any Dispute by negotiation at a meeting between the Chief Executive Officer of Ivory Parent, on the one hand, and the Chief Executive Officer of the Company, on the other hand. Either Party may initiate the negotiation process by providing a written notice to the other (the “Initial Notice”). Fifteen days after delivery of the Initial Notice, the receiving Party shall submit to the other a written response (the “Response”). The Initial Notice and the Response shall include (i) a statement of the Dispute and of the providing Party’s position and (ii) the name and title of any person that will represent that Party and of any other person who will accompany such person. Such meeting may be in person or by telephone within ten Business Days of the date of the Response to seek a resolution of the Dispute.

Section 6.3 Attorneys’ Fees and Costs. Each Party will bear its own attorneys’ fees and costs incurred in connection with the resolution of any Dispute in accordance with this ARTICLE VI.

ARTICLE VII

Miscellaneous

Section 7.1 Governing Law. THIS AGREEMENT AND ALL PROCEEDINGS OR COUNTERCLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

Section 7.2 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (x) on the date sent by confirmed e-mail of a PDF document if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (y) when delivered, if delivered personally to the intended recipient, and (z) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a) if to Ivory Parent or Ivory:

Informa PLC

5 Howick Place

London, SW1P 1WG

UK

Attention: Rupert Hopley, Stuart Poyser

Email: [***]

and

Informa USA, Inc.

605 Third Avenue, 22nd Floor

New York, New York 10158

Attention: Brian Vasandani

Email: [***]

with copies to (which shall not constitute notice):

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: John A. Healy, Benjamin K. Sibbett

Email: [***]

and

Clifford Chance US LLP

Texas Tower

845 Texas Avenue, Suite 3930

Houston, Texas 77002

Attention: Jonathan D. Bobinger

Email: [***]

(b)	if to the Company:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Daniel Noreck

                 Charles Rennick

Email: [***]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email: [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 7.3 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, and such invalidity or unenforceability shall not affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.4 Entire Agreement; No Other Representations and Warranties.

(a) This Agreement, including the Schedules hereto, and the other Transaction Documents constitute the entire agreement between the Parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, relating to such subject matter.

(b) Each Party hereby acknowledges and agrees that, except for any representations and warranties made by the other Parties as set forth in the Merger Agreement, neither the other Parties nor any other Person is making or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the other Parties, or the accuracy or completeness of any information regarding the other Parties in any form in expectation of or in connection with this Agreement.

Section 7.5 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and to their respective successors and, in the case of Ivory Parent and Ivory, their respective Permitted Assignees; but no assignment of rights to a Permitted Assignee shall be effective unless and until the Permitted Assignee executes and delivers to the Company a joinder in which the Permitted Assignee agrees to be bound by the assignor’s obligations under this Agreement. Any successor or Permitted Assignee of Ivory Parent or Ivory shall be deemed a Party for all purposes of this Agreement to the extent such successor or Permitted Assignee owns Company Common Stock. Neither Ivory Parent nor Ivory may assign its rights hereunder to any Person except to any Permitted Assignee. Notwithstanding anything to the contrary in this Agreement, the Company may not assign its obligations hereunder.

Section 7.6 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder; provided, however, that Ivory, the other members of the Ivory Group, and the Ivory Group Associates are intended third-party beneficiaries of Section 4.8 (Corporate Opportunity).

Section 7.7 Amendment; Waiver.

(a) Any provision of this Agreement (including the Related Party Transactions Policy, the Pre-agreed Procedures, and any other Schedule) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by the Party against whom the waiver is to be effective; provided, however, that any material amendment or material modification of this Agreement (including the Related Party Transactions Policy, the Pre-agreed Procedures, and any other Schedule) shall require the prior written approval of an RPT Committee; and provided, further, that any material waiver of any or all of the Company’s rights granted under this Agreement shall require the prior written approval of an RPT Committee.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 7.8 Interpretation.

(a) The table of contents and the Article, Section, and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” With respect to the determination of any period of time, the word “from” means “from and including.” The terms “Dollars” and “$” mean United States Dollars. References to “written” or “in writing” include in electronic form. References herein to any Contract (including this Agreement) mean such Contract as amended, supplemented, or modified from time to time in accordance with the terms thereof. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References herein to any Law or statute shall be deemed also to refer to all rules and regulations promulgated thereunder. Any agreement or instrument defined or referred to herein includes all attachments thereto and instruments incorporated therein.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 7.9 Exercise of Rights. The exercise of any right under this Agreement by any party hereto shall be made in each such Person’s sole discretion, subject to applicable Law and any express limitations set forth in this Agreement.

Section 7.10 Privileged Matters.

(a) Each of the Parties agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that the law firms listed on Schedule 7.10(a) (the “Ivory Law Firms”) may serve as counsel to Ivory and the other members of the Ivory Group, on the one hand, and any member of the Bluefin Group (as defined in the Merger Agreement), on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions, and that, following consummation of the Transactions, the Ivory Law Firms may serve as counsel to any member of the Ivory Group or any director, officer, employee or Affiliate of any member of the Ivory Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the other Transaction Documents or the Transactions notwithstanding such representation. In connection with any representation expressly permitted pursuant to the prior sentence, the Company hereby irrevocably waives and agrees not to assert, and agrees to cause the other members of the Company Group to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) prior representation of any member of the Bluefin Group by the Ivory Law Firms, and (ii) representation of any member of the Ivory Group prior to and after the Closing by the Ivory Law Firms. As to any privileged attorney-client communications between the Ivory Law Firms and any member of the Bluefin Group prior to the Closing (collectively, the “Privileged Communications”), the Company, on behalf of itself and each of its Affiliates, successors and assigns, including each member of the Company Group, agrees that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the Parties or their respective Affiliates after the Closing.

(b) The Company further agrees, on behalf of itself and each of its Affiliates, successors and assigns, including each member of the Company Group, that all privileged communications in any form or format whatsoever between or among the Ivory Law Firms, on the one hand, and Ivory Parent, any other member of the Ivory Group or any member of the Bluefin Group, or any of their respective Affiliates or its or their respective Representatives, on the other hand, that relate to the negotiation, documentation and consummation of the Transactions, any alternative transactions to the Transactions presented to or considered by Ivory Parent, any other member of the Ivory Group or any member of the Bluefin Group, or any dispute arising under this Agreement or the other Transaction Documents, unless finally adjudicated to not be privileged by a court of law (collectively, the “Privileged Deal Communications”), shall remain privileged after the Closing and that the Privileged Deal Communications and the expectation of client confidence relating thereto shall belong solely to Ivory Parent, shall be controlled by Ivory Parent, and shall not pass to or be claimed by the Company or any other member of the Company Group. The Company agrees that it will not, and that it will cause the other members of the Company Group not to, (i) access or use the Privileged Deal Communications, (ii) seek to have any member of the Ivory Group waive the attorney-client privilege or any other privilege, or otherwise assert that the Company or any other member of the Company Group has the right to waive the attorney-client privilege or other privilege applicable to the Privileged Deal Communications, or (iii) seek to obtain the Privileged Deal Communications or Non-privileged Deal Communications (as defined below) from any member of the Ivory Group or the Ivory Law Firms.

(c) The Company further agrees, on behalf of itself and on behalf of the other members of the Company Group, that all communications in any form or format whatsoever between or among any of the Ivory Law Firms, Ivory Parent, any other member of the Ivory Group or any member of the Bluefin Group, or any of their respective Affiliates or its or their respective Representatives, that relate to the negotiation, documentation and consummation of the Transactions, any alternative transactions to the Transactions presented to or considered by Ivory Parent, any other member of the Ivory Group or any member of the Bluefin Group, or any dispute arising under this Agreement and that are not Privileged Deal Communications (collectively, the “Non-privileged Deal Communications”), shall also belong solely to Ivory Parent, shall be controlled by Ivory Parent and ownership thereof shall not pass to or be claimed by the Company or any other member of the Company Group.

(d) Notwithstanding the foregoing, in the event that a dispute arises between the Company or any other member of the Company Group, on the one hand, and a third party other than Ivory Parent, any other member of the Ivory Group or their respective Affiliates, on the other hand, then the Company or such other member of the Company Group may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that to the extent such dispute relates to this Agreement, the other Transaction Documents or the Transactions, none of the Company or any other member of the Company Group may waive such privilege without the prior written consent of Ivory Parent. If the Company or any other member of the Company Group is legally required to access or obtain a copy of all or a portion of the Privileged Deal Communications, then the Company shall promptly (and, in any event, within three Business Days) notify Ivory Parent in writing (including by making specific reference to this Section 7.10(d)) so that Ivory Parent can, at its sole cost and expense, seek a protective order, and the Company agrees to use commercially reasonable efforts to assist therewith.

(e) This Section 7.10 shall apply mutatis mutandis with respect to the representation by the law firms listed on Schedule 7.10(e) of any member of the Company Group and any successors thereof.

Section 7.11 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The Parties accordingly agree that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 7.12 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

TECHTARGET, INC.

By:
Name:
Title:

Stockholders Agreement

Signature Page

INFORMA PLC

By:
Name:
Title:

INFORMA US HOLDINGS LIMITED

By:
Name:
Title:

Stockholders Agreement

Signature Page

SCHEDULE 4.5(b)

RELATED PARTY TRANSACTIONS POLICY

ARTICLE I

GENERAL REQUIREMENTS FOR RELATED PARTY TRANSACTIONS

1. Except as otherwise provided by the Stockholders Agreement, dated [•], 2024, by and among Informa PLC, a public limited company organized under the laws of England and Wales, Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Ivory Parent, and TechTarget, Inc., a Delaware corporation, formerly known as Toro CombineCo, Inc. (as may be amended from time to time, the “Stockholders Agreement”), all Related Party Transactions shall be governed by the following standing policies and procedures. Capitalized terms utilized but not defined herein shall have the meanings given to them in the Stockholders Agreement.

2. For the avoidance of doubt, Related Party Transactions shall be subject solely to the express requirements, if any, of the Stockholders Agreement relating to Related Party Transactions and, to the extent applicable pursuant to the Stockholders Agreement, this Related Party Transactions Policy, and shall not be subject to any other related party, conflict of interest or similar policy or procedure of any member of the Company Group.

ARTICLE II

DEFINITIONS

1. Certain Defined Terms. As used in this Related Party Transactions Policy, the following terms shall have the meanings set forth below:

“Designated Officer” means the General Counsel of the Company or such other person designated by a majority of the Company Independent Directors who are Non-Ivory Directors from time to time.

“Material Related Party Transaction” means (i) any Related Party Transaction that meets the Threshold, (ii) any material amendment to, or material modification of, any existing Related Party Transaction (that was not at the time of its entry a Material Related Party Transaction) which results in such Related Party Transaction meeting the Threshold, (iii) any material amendment to, or material modification or termination (other than as a result of expiration or non-renewal) of, or material waiver, material consent or material election under, any Previously Approved Related Party Transaction, (iv) any Related Party Transaction for which a member of the Ivory Group requests approval from an RPT Committee, (v) any matter under the Stockholders Agreement expressly requiring approval from, or an agreement with, an RPT Committee or (vi) any Related Party Transaction that is otherwise material (with materiality being defined in a manner consistent with the Company’s SEC disclosure requirements). The determination as to whether a matter is “material” in clauses (ii), (iii) and (vi) of the foregoing shall be made by the Company Independent Directors who are Non-Ivory Directors and Ivory Parent and such determination shall be conclusive for all purposes of the Stockholders Agreement; provided that if such Company Independent Directors and Ivory Parent do not agree upon such determination, then the issue shall be resolved in accordance with ARTICLE VI (Dispute Resolution) of the Stockholders Agreement.

Sch. 4.5(b)-1

“Threshold” means any Related Party Transaction involving a payment (together with all substantially related payments) by any one or more members of the Ivory Group to any one or more members of the Company Group or from any one or more members of the Ivory Group to any one or more members of the Company Group (i) with respect to sales of assets or businesses, of at least $10,000,000 expected per transaction per year, (ii) with respect to commercial agreements, of at least $10,000,000 expected per agreement per year, and (iii) with respect to all other transactions, of at least $10,000,000 expected per transaction per year. The determination as to whether payments are “substantially related” in the foregoing shall be made by the Company Independent Directors who are Non-Ivory Directors and Ivory Parent and such determination shall be conclusive for all purposes of the Stockholders Agreement; provided, however, that if such Company Independent Directors and Ivory Parent do not agree upon such determination, then the issue shall be resolved in accordance with ARTICLE VI (Dispute Resolution) of the Stockholders Agreement.

“Previously Approved Related Party Transaction” means any (i) Related Party Transaction that meets the Threshold and which has previously been approved by an RPT Committee in accordance with this Related Party Transactions Policy or (ii) any Pre-Closing Related Party Transaction.

ARTICLE III

REPORTING PROCESS

1. Any officer or employee of the Company or any other member of the Company Group who is directly responsible for the oversight of a potential Material Related Party Transaction shall, in each case, promptly notify in writing the Designated Officer upon becoming aware of such, who shall provide prompt written notice thereof to the Company Independent Directors. Promptly following receipt of such written notice (and, in any event, within seven days), the Board of Directors shall form an RPT Committee constituted as provided in the definition thereof to review such potential Material Related Party Transaction in accordance with Article IV hereof unless the Company Independent Directors who are Non-Ivory Directors determine in good faith that such transaction does not constitute a Material Related Party Transaction (subject to the other requirements in the definition of Material Related Party Transaction for determining if a Related Party Transaction is a Material Related Party Transaction).

2. No member of the Company Group shall enter into a Material Related Party Transaction without prior written approval from an RPT Committee in accordance with the procedures in Article IV.

3. Any Related Party Transaction that is not a Material Related Party Transaction may be entered into by any member of the Company Group subject to the applicable approval of the Company’s management. Within 30 days after the end of each fiscal quarter of the Company, the Designated Officer shall deliver a written report to the Company Independent Directors detailing any such Related Party Transactions entered into by any member of the Company Group during such fiscal quarter.

4. Subject to compliance with the policies and procedures in this Related Party Transactions Policy, for the avoidance of doubt, officers, directors or employees of any member of the Company Group that are also officers, directors or employees of any member of the Ivory Group may participate in the negotiation, execution, amendment, waiver or termination of any Related Party Transaction on behalf of the Ivory Group.

ARTICLE IV

REVIEW PROCESS

1. In reviewing and determining whether to approve or not approve any Material Related Party Transaction, the applicable RPT Committee shall have the authority to obtain assistance from employees of the Company, including its legal and financial staff, and to retain such external legal, financial, accounting and other advisors as it deems necessary in its sole discretion for the performance of its duties hereunder. The Company shall pay the fees and expenses of all such external advisors.

Sch. 4.5(b)-2

2. When evaluating a Material Related Party Transaction, the applicable RPT Committee shall take into account the following:

(a) such RPT Committee shall determine that the transaction is in the best interest of the Company and all of its stockholders, including stockholders other than such stockholders that are members of the Ivory Group; and

(b) such RPT Committee shall determine that the transaction is on terms no less favorable to the Company than terms generally available from an unaffiliated third party if such terms were generally available from an unaffiliated third party.

3. The applicable RPT Committee shall maintain a written record of its determination with respect to each Material Related Party Transaction it reviews (which written record shall be satisfied by minutes of the meetings of the RPT Committee considering such transaction or actions by unanimous written consent of such RPT Committee), including the factors considered and conclusion reached, which written record shall be delivered to the Company Independent Directors following dissolution of such RPT Committee.

Sch. 4.5(b)-3

SCHEDULE 4.5(c)

PRE-AGREED PROCEDURES

Reference is made to the Stockholders Agreement, dated [•], 2024, by and among Informa PLC, a public limited company organized under the laws of England and Wales, Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned subsidiary of Ivory Parent, and TechTarget, Inc., a Delaware corporation, formerly known as Toro CombineCo, Inc. (as may be amended from time to time, the “Stockholders Agreement”). Capitalized terms utilized but not defined herein shall have the meanings given to them in the Stockholders Agreement.

“Other Company Securities” means: (i) Earnout Shares and (ii) Equity Awards.

ARTICLE I

PROPOSED PURCHASE PRICE

1. Until the Third Trigger Date, in the case of any issuance or sale of Company Securities (other than an issuance for cash (other than a public offering of Company Securities) or offer from a prospective third party for cash) subject to Section 4.3 (Preemptive Rights) or Section 4.4 (Percentage Maintenance Share) of the Stockholders Agreement, the Proposed Purchase Price (as contemplated by Section 4.3(b)(iii) and Section 4.4(b)(iii) of the Stockholders Agreement) in connection with such issuance or sale shall be as follows (unless Ivory elects to propose a different purchase price or procedure which is agreed to by an RPT Committee):

(a) in the case of Company Common Stock issued or proposed to be issued (in whole or in part) as consideration in any M&A Transaction (including as any earnout, holdback, escrow or contingent payment (such Company Common Stock, the “Earnout Shares”)), a purchase price per share of Company Common Stock that is equal to the average of the daily volume weighted average price of Company Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected in good faith by the Company Board) for the 20 consecutive trading days (such average, the “20-Day VWAP”) ending on and including the last trading day immediately prior to the earlier of (i) a public announcement with respect to such transaction or (ii) the entry into a definitive agreement with respect to such transaction; provided that in the case of any Earnout Shares, Ivory shall only have the right to buy shares of Company Common Stock up to its Percentage Maintenance Share as such Earnout Shares are actually issued (but at the same purchase price as set forth in this clause (a));

(b) in the case of a public offering of Company Securities, a purchase price per Company Security that is equal to the per Company Security price at which the underwriting bank(s) sells the portion of the offering sold to Persons other than members of the Ivory Group; and

(c) in all other cases (other than Equity Awards and Closing Equity Awards) in which (i) Company Common Stock is issued or sold or proposed to be issued or sold (including upon the conversion or exchange of any other Company Security), at a purchase price per share of Company Common Stock that is equal to the 20-Day VWAP ending on and including the last trading day immediately prior to the earlier of (A) a public announcement of any such transaction or (B) the entry into a definitive agreement with respect to such transaction and (ii) any other Company Security is issued or sold, at a purchase price proposed by an RPT Committee.

Sch. 4.5(c)-1

2. Notwithstanding anything to the contrary herein, Ivory shall not have any rights pursuant to Section 4.3 (Preemptive Rights) or Section 4.4 (Percentage Maintenance Share) of the Stockholders Agreement to buy its Pro Rata Portion or Percentage Maintenance Share of shares of Company Common Stock that are issued in connection with the transactions contemplated by the Merger Agreement.

ARTICLE II

EQUITY AWARDS

1. Until the Third Trigger Date, to the extent permitted under Nasdaq rules, the Company hereby grants to Ivory, with respect to each fiscal quarter of the Company after the date of the Stockholders Agreement: (i) the right to purchase shares of Company Common Stock up to its Equity Award Percentage Maintenance Share in connection with the issuance, grant or sale by the Company of restricted stock units, restricted shares, performance units or similar securities or rights (“RSUs”) issued, granted or sold during such fiscal quarter after the date of the Stockholders Agreement, (ii) the right to purchase shares of Company Common Stock up to its Equity Award Percentage Maintenance Share in connection with the issuance, grant or sale by the Company of stock options, warrants, stock appreciation rights, calls, subscriptions or similar securities or rights to acquire Company Common Stock (“Options”) issued, granted or sold during such fiscal quarter after the date of the Stockholders Agreement, and (iii) the right to purchase Company Securities up to its Equity Award Percentage Maintenance Share in connection with the issuance, grant or sale of Company Securities pursuant to any “at the market” program or other similar mechanism (“ATM Program Securities”) during such fiscal quarter after the date of the Stockholders Agreement. The Company Common Stock or other Company Securities that Ivory has the right to purchase pursuant to this Section 1 of this Article II of the Pre-agreed Procedures are the “Equity Awards.” For purposes of this Article II, “Equity Award Percentage Maintenance Share” means, with respect to any fiscal quarter of the Company after the date of the Stockholders Agreement, a number of shares of Company Common Stock or other Company Securities, as applicable as specified in this Section 1 of this Article II, such that, after taking into account the total number of outstanding Company Securities (on a Fully Diluted basis) at the end of such fiscal quarter after giving effect to RSUs, Options, and ATM Program Securities issued or sold during such fiscal quarter (including the Equity Award Percentage Maintenance Share in full) and excluding any other issuances or sales of Company Securities by the Company during the fiscal quarter and excluding any purchases, dispositions or sales of Company Securities by members of the Ivory Group during the fiscal quarter (but for the avoidance of doubt including the Equity Award Percentage Maintenance Share in full), the Ivory Fully Diluted Ownership Percentage would be, assuming Ivory acquired such number of shares of Company Common Stock or other Company Securities, equal to the Ivory Fully Diluted Ownership Percentage at the start of such fiscal quarter.

2. Without limiting Ivory’s rights pursuant to Section 3.6 (Consent Rights) of the Stockholders Agreement, the Company shall provide written notice to Ivory within five Business Days after the end of each fiscal quarter of the Company after the date of the Stockholders Agreement (the “Quarterly Issuance Notice”). The Quarterly Issuance Notice for any fiscal quarter shall set forth (w) (A) the number of RSUs or Options issued, granted or sold during such fiscal quarter and the number of shares of Company Common Stock issuable thereunder and (B) the number, type and price of ATM Program Securities issued, granted or sold during such fiscal quarter, (x) the Percentage Maintenance Share with respect to such issuances, grants and sales described in the preceding clause (w) for such fiscal quarter (the aggregate amount of Company Common Stock and other Company Securities that Ivory is entitled to purchase pursuant to such Quarterly Issuance Notice, the “Quarterly Offered Securities”), (y) the Specified Purchase Price for each Quarterly Offered Security, and (z) supporting detailed calculations of, and related documentation for, all such amounts.

Sch. 4.5(c)-2

(a) ”Specified Purchase Price” means:

(i) in the case of any Company Common Stock that Ivory has the right to buy in connection with the issuance, grant or sale of an RSU or an Option, a per share price equal to the weighted average of the closing price per share of the underlying Company Common Stock on the applicable date of issuance, grant or sale (or, if the RSU or Option was issued, granted or sold on a day that was not a trading day, the closing price per share of the underlying Company Common Stock on the immediately preceding trading day) during the applicable fiscal quarter; and

(ii) in the case of any ATM Program Security that Ivory has the right to buy, a per share price equal to the weighted average of the price at which all ATM Program Securities were issued during the fiscal quarter in which such Company ATM Program Securities were issued.

3. For a period of 45 days (such period, as it may be extended pursuant to the proviso of this sentence, the “Quarterly Election Period”) following the receipt by Ivory of a Quarterly Issuance Notice, Ivory shall have the right to elect irrevocably to purchase all or a portion of the Quarterly Offered Securities at the applicable Specified Purchase Prices noted in the Quarterly Issuance Notice by delivering a written notice to the Company; provided that following receipt of a Quarterly Issuance Notice, with respect to any or all of the Quarterly Offered Securities, Ivory may agree upon a different applicable Specified Purchase Price with an RPT Committee in accordance with the Related Party Transactions Policy in which case (i) Ivory shall purchase such Quarterly Offered Securities at such other applicable Specified Purchase Price and (ii) the Quarterly Election Period shall be tolled for so long as Ivory and an RPT Committee are working in good faith to agree on such other applicable Specified Purchase Price until such time as Ivory and such RPT Committee agree on such other applicable Specified Purchase Price. If, at the termination of the Quarterly Election Period, Ivory shall not have delivered such notice to the Company, Ivory shall be deemed to have waived all of its rights under this Article II with respect to the purchase of the Quarterly Offered Securities for such fiscal quarter.

4. The closing of any purchase by Ivory pursuant to this Article II shall be consummated promptly following Ivory’s delivery of such notice; provided, however, that the closing of any such purchase by Ivory may be extended (a) to the extent necessary to obtain any required approval of a Governmental Authority or (b) to the extent Company stockholder approval is required under the Nasdaq rules, in which case the Company and Ivory shall use their respective reasonable best efforts to obtain such approval(s) and after receipt of such approval(s), the Company and Ivory shall consummate such closing; and provided, further, that the Ivory Ownership Percentage and the Ivory Fully Diluted Ownership Percentage shall at all times during this period be calculated as if Ivory shall have exercised its rights pursuant to this Article II in full until such time that (i) such sale to Ivory is consummated, (ii) in the case of a required approval of a Governmental Authority, there is a final, non-appealable court order prohibiting Ivory from acquiring such Company Securities, (iii) in the case Company stockholder approval is required under the Nasdaq rules, such stockholder vote shall have occurred and such sale to Ivory not be approved, or (iv) Ivory determines not to exercise its right pursuant to this Article II.

5. For the avoidance of doubt, without limiting any of Ivory’s rights in the Stockholders Agreement, Ivory shall not have any rights pursuant to Section 4.3 (Preemptive Rights) or Section 4.4 (Percentage Maintenance Share) of the Stockholders Agreement to buy its Pro Rata Portion or Percentage Maintenance Share of Company Common Stock that are issued upon the exercise or vesting of (i) RSUs or Options described in this Article II at the time of such issuance or (ii) RSUs or Options granted prior to the Closing in compliance with the Merger Agreement.

Sch. 4.5(c)-3

SCHEDULE 7.10(a)

IVORY LAW FIRMS

Clifford Chance US LLP, Clifford Chance LLP, and each of their respective Affiliates

Bristows LLP

Sch. 7.10(a)-1

SCHEDULE 7.10(e)

COMPANY LAW FIRMS

Wilmer Cutler Pickering Hale and Dorr LLP

Richards, Layton & Finger, P.A.

Macfarlanes LLP

EXHIBIT IV

Dated as of [•], 2024

TECHTARGET, INC.

as Corporation

and

INFORMA US HOLDINGS LIMITED

as Ivory Holder

FORM OF

REGISTRATION RIGHTS AGREEMENT

- i -

- ii -

THIS REGISTRATION RIGHTS AGREEMENT, dated as of [•], 2024 (this “Agreement”), is made by and between TECHTARGET, INC. (f/k/a TORO COMBINECO, INC.), a Delaware corporation (the “Corporation”), on the one hand, and INFORMA US HOLDINGS LIMITED, a private company organized under the laws of England and Wales (the “Ivory Holder”), on the other hand.

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, the Ivory Holder, and Informa Intrepid Holdings Inc., at a closing held on the date hereof (the “Closing”), the Ivory Holder acquired [•] shares (the “Initial Shares”) of common stock, par value $0.001 per share, of the Corporation (the “Common Stock”); and

WHEREAS, the execution and delivery of this Agreement at the Closing were required by the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such specified Person as such terms are used in and construed under Rule 405.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” (as defined in Rule 405).

“beneficially own” (and the correlative term “beneficial ownership”) means, with respect to any securities, having “beneficial ownership” (within the meaning set forth in Rule 13d-3 under the Exchange Act, as such Rule is in effect on the date hereof) of such securities.

“Board of Directors” means the Board of Directors of the Corporation or any authorized committee thereof.

“Business Day” means any day other than Saturday, Sunday, or any day which is a federal legal holiday in the United States or any day on which banking institutions are required or authorized to close in the State of New York or other governmental action to close.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” means each “free writing prospectus” (as defined in Rule 405) prepared by or on behalf of the Corporation or used or referred to by the Corporation in connection with the sale of Registrable Shares and, where applicable, other securities.

“Governmental Authority” means any supranational, national, federal, state, or local government, foreign or domestic, or any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, department, board, commission, court, or other similar body exercising executive, legislative, judicial, regulatory, or administrative authority or any functions of or pertaining to government, including any authority or other quasi-governmental entity established by a governmental authority to perform any of such functions.

“Holders” means the Ivory Holder and any Permitted Assignee, in each case for so long as such Person beneficially owns Registrable Shares.

“Market Value” of a share of Common Stock on any trading day means the last reported sale price (regular way) of a share of such stock on such trading day, or if there is no last reported sale price on such trading day, the average of the reported closing bid and asked prices (regular way) of a share of such stock on such trading day, in either case on the Nasdaq Global Market, or if such share is not then listed on the Nasdaq Global Market, on the principal stock exchange on which shares of such stock are traded.

“Marketed Offering” means a registered underwritten offering of Registrable Shares (including any registered underwritten Shelf Offering) that is consummated by the applicable Holders following the participation by the Corporation’s management in a customary “road show” (including an “electronic road show”) or other similar marketing effort by the Corporation.

“Maximum Number of Shares” means, with respect to any underwritten offering of Registrable Shares, the maximum number of shares of Common Stock (including Registrable Shares) that the managing underwriters advise the Corporation can be included in such offering without having an adverse effect on such offering, including the price at which the shares can be sold.

“Minimum Number of Shares” means as of any date the lesser of (a) the number of Registrable Shares having an aggregate Market Value as of such date of $75 million, (b) 10% of the market capitalization of the Corporation on the date of the applicable Demand Request, and (c) all of the Registrable Shares owned by any Holder making a Demand Request.

“Other Securities” means Common Stock that is sought to be included in a registered offering other than Registrable Shares.

“Other Stockholders” means holders of Common Stock that have obtained registration rights from the Corporation (other than the Holders).

“Permitted Assignee” means any Person that meets the definition of a “Permitted Assignee” as defined in the Stockholders Agreement and executes and delivers to the Corporation a joinder to this Agreement providing that such assignee shall be bound by and shall fully comply with the terms of this Agreement as a “Holder.”

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, or unincorporated organization, or Governmental Authority.

“prospectus” means the prospectus included in, or pursuant to the rules and regulations of the Securities Act deemed a part of, any Registration Statement (including a preliminary prospectus), as such prospectus may be amended or supplemented by any amendment (including a post-effective amendment) or prospectus supplement (including a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Shares covered by a Shelf Registration Statement), and all documents incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Registrable Shares” means the Initial Shares, all other shares of Common Stock which are (i) acquired by a Holder upon exercise of any preemptive or other similar rights under the Stockholders Agreement or (ii) otherwise acquired by a Holder directly from the Corporation (collectively, “Covered Securities”), and all other securities issued in respect of such Initial Shares or other Covered Securities or into which such Initial Shares or other Covered Securities are later converted or reclassified, in each case that are beneficially owned by any Holder; provided, however, that a security will cease to be a Registrable Share: (a) if and when it has been disposed of pursuant to an effective Registration Statement or sold to the public or (b) if and when it is eligible for resale by the Holder under Rule 144 without the requirement for the Corporation to be in compliance with the current public information required thereunder and without volume or manner-of-sale restrictions.

“Registration Expenses” means all expenses incurred in connection with the performance of or compliance by the Corporation and the Holders with this Agreement with respect to any registration of Registrable Shares pursuant to this Agreement, including (a) the fees and disbursements of the Corporation’s counsel and independent registered public accountants (including the expenses relating to any “comfort letters” or special audits incidental to or required by any such registration); (b) all registration and filing fees of the SEC or FINRA; (c) all expenses in connection with the preparation, printing, filing, and distribution of any Registration Statement, prospectus, Free Writing Prospectus, other offering documents, and amendments and supplements thereto; (d) all costs of printing or producing any agreements among underwriters, underwriting agreements, “blue sky” or legal investment memoranda, selling agreements, and other similar documents in connection with the offering, sale, distribution, or delivery of the Registrable Shares to be disposed of; (e) all expenses in connection with the qualification of the Registrable Shares to be disposed of for offering and sale or distribution under state securities or “blue sky” laws, including the fees and disbursements of counsel for any underwriters in connection with such qualification and in connection with any blue sky and legal investment surveys; (f) all expenses relating to any analyst or investor presentations or “road shows” undertaken in connection with the registration, marketing, or selling of the Registrable Shares; (g) all expenses in connection with the listing of the Registrable Shares on any stock exchange on which other shares of Common Stock are listed; (h) the documented fees and expenses of one nationally recognized law firm up to an aggregate of $100,000, chosen as their counsel by the Holders representing a majority of Registrable Shares to be offered.

“Registration Statement” means any registration statement of the Corporation under the Securities Act that covers any Registrable Shares pursuant to the provisions of this Agreement, including the prospectus, amendments, and supplements to such registration statement (including pre- or post-effective amendments), all exhibits to, and all documents incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Rule 144” means Rule 144 under the Securities Act, as such Rule may be amended from time to time, and any successor rule.

“Rule 405” means Rule 405 under the Securities Act, as such Rule may be amended from time to time, and any successor rule.

“Rule 415” means Rule 415 under the Securities Act, as such Rule may be amended from time to time, and any similar successor rule.

“Rule 424” means Rule 424 under the Securities Act, as such Rule may be amended from time to time, and any successor rule.

“Rule 433” means Rule 433 under the Securities Act, as such Rule may be amended from time to time, and any successor rule.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Selling Expenses” shall mean all brokerage fees, underwriting discounts and selling commissions payable in respect of any sales of Registrable Shares under any Registration Statement by the Holders participating in such sales and all stock transfer taxes applicable to the sale or transfer by such Holders of Registrable Shares to the underwriter(s) pursuant to this Agreement.

“Stockholders Agreement” means that certain Stockholders Agreement, dated as of [•], 2024, by and among the Corporation, Informa PLC, and Informa Holder.

“Subsidiary” means, with respect to any Person, any other Person (a) of which (i) in the case of a corporation, at least (x) a majority of the equity and (y) a majority of the voting interests are owned or controlled, directly or indirectly, by such first Person, by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries, or (ii) in the case of any Person other than a corporation, such first Person, one or more of its Subsidiaries, or such first Person and one or more of its Subsidiaries (x) owns a majority of the equity interests thereof and (y) has the power to elect or direct the election of a majority of the members of the governing body thereof or otherwise has control over such organization or entity; or (b) that is required to be consolidated with such first Person for financial reporting purposes.

Section 1.02. Other Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Agreement	Preamble

Blackout Period	Section 2.04(a)

Block Trade	Section 2.10

Closing	Recitals

Common Stock	Recitals

Demand Registration Statement	Section 2.01

Demand Request	Section 2.01

Effective Time	Section 2.01

Effectiveness Period	Section 2.01

Indemnified Party	Section 4.03

Indemnifying Party	Section 4.03

Initial Shares	Recitals

Inspectors	Section 3.01(l)

Ivory Holder	Preamble

Liability	Section 4.01

Merger Agreement	Recitals

MNPI Disclosure Condition	Section 2.04(a)

Piggyback Notice	Section 2.09(a)

Piggyback Registration	Section 2.09(a)

Preamble	Recitals

Records	Section 3.01(l)

Section 2.09 Registration Statement	Section 2.09(a)

Shelf Offering	Section 2.10

Shelf Registration Statement	Section 2.01

Take-Down Notice	Section 2.10

ARTICLE II

REGISTRATION RIGHTS

Section 2.01. Demand Registration; Shelf Registration Statement. At any time after the Closing, and for so long as there are any Registrable Shares, upon the written request of any one or more Holders for registration under this Section 2.01 of Registrable Shares meeting the conditions set forth herein (a “Demand Request”), the Corporation shall prepare, file, and cause to be declared effective by the SEC (if such Registration Statement is not an Automatic Shelf Registration Statement), in each case in accordance with the provisions of this Agreement, a Registration Statement covering the sale or distribution from time to time by such Holder or Holders, on a delayed or continuous basis pursuant to Rule 415, of the Registrable Shares (a “Shelf Registration Statement”) for which registration is requested by such Holder or Holders, or, if the Corporation is not then eligible to file such a Shelf Registration Statement, the Corporation shall prepare, file, and cause to be declared effective by the SEC, in each case in accordance with the provisions of this Agreement, a registration statement on the appropriate form under the Securities Act for the type of offering contemplated by the Demand Request (any such registration statement, together with a Shelf Registration Statement, a “Demand Registration Statement”). The Demand Request shall specify, for each requesting Holder, the number of Registrable Shares to be included in such Demand Registration Statement for such Holder’s account; provided, however, that the aggregate number of Registrable Shares so specified for any Holder may not be less than the Minimum Number of Shares for such Holder. Subject to the conditions set forth in this Agreement, Holders shall have the right to make an unlimited number of Demand Requests hereunder. The Corporation shall not be required to prepare or file a Demand Registration Statement for Registrable Shares identified in any Demand Request if the Corporation shall have effected a registration of shares of Common Stock pursuant to a Demand Request at any time during the immediately preceding 180 days or if a Shelf Registration Statement covering the same Registrable Shares included in the Demand Request is already effective. The Effectiveness Period referred to in Section 3.01(a) shall be extended by the number of days covered by any Blackout Period and/or the number of days during which the use of any prospectus is suspended pursuant to Section 2.05 or Section 3.01(k).

Section 2.02. Revocation of Demand Request. The Holders that make a Demand Request may revoke it at any time before the Demand Registration Statement relating thereto becomes effective.

Section 2.03. Selection of Underwriters and Underwriters’ Counsel; Cutbacks.

(a) Subject to the limitations set forth in Article II of this Agreement, Holders may effect an underwritten public offering with respect to any or all the Registrable Shares included in a Demand Registration Statement filed pursuant to a Demand Request. In connection with any underwritten offering not initiated by the Corporation, the lead managing underwriter or underwriters shall be selected by the Holders holding the majority of Registrable Shares included in the Demand Registration Statement, including any Shelf Offering, initiated by such Holders, after consultation in good faith with the Corporation. The Corporation shall be entitled to require that such underwriter or underwriters use the Corporation’s customary underwriters’ counsel (if any).

(b) If the managing underwriters advise the Holders and the Corporation that the number of Registrable Shares requested pursuant to this Article II to be included in an underwritten offering exceeds the Maximum Number of Shares, the Registrable Shares to be included in such underwritten offering (up to the Maximum Number of Shares) shall be allocated pro rata among all the requesting Holders based on the relative number of Registrable Shares requested by each such Holder to be included in such underwritten offering. To the extent that any Other Stockholder of Other Securities has a contractual right to include such Other Securities in the Demand Registration Statement, and the number of such Other Securities, together with the Registrable Shares to be included in such underwritten offering, exceeds the Maximum Number of Shares in the opinion of the managing underwriters, the Corporation shall include in such registration:

(i) first, Registrable Shares, allocated pro rata among all the requesting Holders based on the relative number of Registrable Shares requested by each such Holder to be included in such underwritten offering (up to the Maximum Number of Shares); and

(ii) second, Other Securities owned by any Other Stockholder with a contractual right to include such Other Securities in such registration, allocated pro rata among all the requesting Other Stockholders based on the relative number of Other Securities requested by each such Other Stockholder to be included in such underwritten offering (up to the Maximum Number of Shares); and

(iii) third, all the shares of Common Stock that the Corporation proposes to sell for its own account (up to the Maximum Number of Shares).

Section 2.04. Blackout Periods.

(a) With respect to any Demand Registration Statement, or amendment or supplement thereto, filed pursuant to Section 2.01 or Section 2.09, if the Board of Directors determines, in its reasonable business judgment, that such registration would cause the Corporation to disclose material nonpublic information, which disclosure (i) would be required to be made in any registration statement so that such registration statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or required to be made in any prospectus so that such prospectus would not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) would not be required to be made at such time but for the filing or effectiveness of such registration statement or prospectus (the “MNPI Disclosure Condition”), the Corporation may, for a reasonable period of time, but not more than the period that the Board of Directors reasonably determines that the MNPI Disclosure Condition continues to exist (a “Blackout Period”), suspend the use or filing of, or the filing of an amendment or supplement to, such Demand Registration Statement; provided, however, that a Blackout Period may not be invoked for a period exceeding 60 consecutive days or 90 days in the aggregate in any 360-day period. Following the determination of a Blackout Period by the Corporation, the Corporation shall promptly notify the Holders in writing that such Demand Registration Statement is unavailable for use (or will not be filed as requested). Upon receipt of any such written notice, the Holders shall discontinue use of the prospectus contained in an effective Demand Registration Statement. When any MNPI Disclosure Condition ends or a Blackout Period otherwise terminates, the Corporation shall promptly notify each Holder in writing and promptly take all actions necessary to permit the Holders to deliver a current prospectus or, if a Demand Registration Statement has not yet been filed, to immediately file the Demand Registration Statement. Each Blackout Period shall be deemed to begin on the date that the relevant notice is given to the Holders and shall be deemed to end on the earlier to occur of (x) the date that the Corporation notifies the Holders that any MNPI Disclosure Condition has ceased to exist and (y) the date that such Blackout Period has been in effect for 60 days.

(b) If the Corporation declares a Blackout Period with respect to a Demand Registration Statement that has not yet been declared effective, the Holders whose Registrable Shares were to be included in such Demand Registration Statement may withdraw their Demand Request therefor.

Section 2.05. SEC Orders Suspending Effectiveness. The Corporation shall notify all Holders that have Registrable Shares included in a Demand Registration Statement of any stop order threatened or issued by the SEC and, as to threatened orders, shall take such actions as may be required, using reasonable best efforts, to prevent the entry of such stop order. If the effectiveness of a Demand Registration Statement is suspended by a stop order issued by the SEC at any time during the Effectiveness Period, the Corporation shall use its reasonable best efforts to obtain the prompt withdrawal of such order, and as promptly as reasonably practicable after such suspension of effectiveness, amend or supplement the Demand Registration Statement in a manner reasonably expected by the Corporation to obtain the withdrawal of such order.

Section 2.06. Plan of Distribution. The “plan of distribution” section of each prospectus included in a Demand Registration Statement with respect to any offering to be made on a delayed or continuous basis under Rule 415 shall be in a form reasonably requested by the Holders whose Registrable Shares are covered by such Demand Registration Statement, subject to any comments of the SEC and the inclusion of such other information as is required by applicable SEC regulations or to conform with applicable SEC practice. Each Holder that elects to dispose of its Registrable Shares under a Registration Statement shall do so in accordance with the “plan of distribution” section of the applicable prospectus.

Section 2.07. Expenses. The Corporation shall pay all Registration Expenses arising from or incident to any registration of Registrable Shares pursuant to this Agreement. All Selling Expenses relating to securities registered on behalf of any Holders shall be borne by the Holders of the Registrable Shares included in such registration.

Section 2.08. Piggyback and Incidental Registration.

(a) At any time after the Closing, if the Corporation or any Other Stockholder proposes to register the offer and sale of shares of Common Stock under the Securities Act (other than on Form S-8, Form S-4, or any successor or other forms promulgated for similar purposes, or solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) (a “Section 2.08 Registration Statement”), whether for its own account or for the account of any Other Stockholders, in a manner that would permit registration of Registrable Shares for sale to the public under the Securities Act (a “Piggyback Registration”), the Corporation will promptly, and in any event at least ten Business Days prior to the anticipated filing date of the Section 2.08 Registration Statement, notify all Holders in writing (a “Piggyback Notice”) of the Corporation’s intention to do so and of such Holders’ rights under this Section 2.08. The Piggyback Notice shall offer all Holders the opportunity to include in such Section 2.08 Registration Statement such number of Registrable Shares as each Holder may request, subject to the terms of Section 2.08(c). The Corporation will use its reasonable best efforts to include in the Section 2.08 Registration Statement the number of Registrable Shares of each Holder sought to be included therein and so specified in a written notice delivered to the Corporation by such Holder within five Business Days after such Holder’s receipt of the related Piggyback Notice, subject to the terms of this Section 2.08.

(b) A Holder may, prior to the effective date of a Section 2.08 Registration Statement, withdraw any Registrable Shares that such Holder sought to have included therein.

(c) If a Piggyback Registration involves an underwritten offering, then all Holders whose Registrable Shares are included in the Piggyback Registration and who elect to participate in the offering must sell their respective Registrable Shares in such underwritten offering and agree to such terms and provisions that are customarily contained in underwriting agreements with respect to selling stockholders. The Corporation will use its reasonable best efforts to cause such an underwriting agreement to include, with respect to Holders, indemnification and contribution provisions that are substantially to the effect provided in Article IV.

(d) The Corporation may elect, in its sole discretion, to terminate a Section 2.08 Registration Statement at any time prior to the effective date thereof. Upon giving written notice of such election to all Holders of Registrable Shares, the Corporation shall be relieved of its obligation to register any Registrable Shares in connection with such registration (without prejudice, however, to the rights of Holders under Section 2.01).

(e) If a Piggyback Registration involves an underwritten offering and the managing underwriters advise the Corporation (and, if applicable, the Other Stockholders) that the number of shares of Common Stock requested to be included in the Piggyback Registration exceeds the Maximum Number of Shares, then:

(i) If the Section 2.08 Registration Statement was originated by the Corporation for a primary offering, then such registration statement will include:

(A) first, all the shares of Common Stock that the Corporation proposes to sell for its own account; and

(B) second, to the extent that the number of shares of Common Stock included by the Corporation for its own account is less than the Maximum Number of Shares, the shares of Common Stock proposed to be included by the Other Stockholders and the Registrable Shares proposed to be included by Holders, allocated pro rata among such Persons on the basis of the number of shares requested by each such Person to be included in such registration statement (up to the Maximum Number of Shares); and

(ii) if the Section 2.08 Registration Statement was originated by Other Stockholders for a secondary offering, then such registration statement will include:

(A) first, all the shares of Common Stock that such Other Stockholders propose to sell for their own account; and

(B) second, to the extent that the number of shares of Common Stock included by such Other Stockholders is less than the Maximum Number of Shares, the Registrable Shares proposed to be included by Holders, allocated pro rata among such Holders on the basis of the number of Registrable Shares requested by each such Holder to be included in such registration statement (up to the Maximum Number of Shares).

Section 2.09. Shelf Take-Downs. At any time that a Shelf Registration Statement covering Registrable Shares is effective, if one or more Holders delivers a notice to the Corporation (each, a “Take-Down Notice”) stating that such Holders intend to sell all or part of their respective Registrable Shares included by them in such Shelf Registration Statement (each, a “Shelf Offering”), then the Corporation shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the Shelf Offering, provided, however, the Market Value of the Registrable Shares for any Shelf Offering shall be at least fifty million dollars ($50,000,000); provided, further, that the that the Corporation shall not be obligated to effect any Shelf Offering if (x) the Corporation (i) has determined to effect a registered underwritten offering of its equity securities for its own account that would be a Piggyback Registration and (ii) at the time of receipt of such notice has already taken substantial steps (including selecting a managing underwriter for such offering) and has proceeded and will continue to proceed with reasonable diligence to effect such offering or (y) such Shelf Offering will involve any marketing efforts involving in-person meetings with prospective investors; provided, however, that the Corporation agrees to cause management of the Corporation to participate in a reasonable number of telephone conferences with prospective investors as necessary. Notwithstanding the foregoing sentence, the Corporation shall not be obligated to effect any subsequent Shelf Offering during any period following the pricing date of a completed Shelf Offering in which the Corporation is subject to a lock-up restriction pursuant to any lock-up agreements entered into in connection with such completed Shelf Offering. In connection with any Shelf Offering (including any Shelf Offering that is an underwritten offering): (a) such proposing Holder(s) shall also deliver the Take-Down Notice to all other Holders included on such Shelf Registration Statement and permit each such other Holder to include such other Holder’s Registrable Shares included on the Shelf Registration Statement in the Shelf Offering if such other Holder notifies the proposing Holder(s) and the Corporation within one Business Day after delivery of the Take-Down Notice to such Holder; and (b) if the Shelf Offering is underwritten, and if the managing underwriters of such Shelf Offering advise such other Holders in writing that in the opinion of the managing underwriters the total number or dollar amount of shares proposed to be sold exceeds the Maximum Number of Shares, then the managing underwriters may limit the number of Registrable Shares that would otherwise be included in such Shelf Offering, allocated pro rata among such Holders on the basis of the number of Registrable Shares requested by each such Holder to be included in such Shelf Offering (up to the Maximum Number of Shares). Notwithstanding the foregoing, at any time and from time to time if a Shelf Registration Statement covering Registrable Shares is effective, and if a Holder wishes to engage in a Shelf Offering that is an underwritten or other coordinated registered or “registered direct” offering not involving a “roadshow” (any such offer, a “Block Trade”), then notwithstanding the time periods provided for above, such Holder shall deliver a Take-Down Notice to the Corporation of the Block Trade at least two Business Days prior to the date that such offering is to commence and the Corporation shall use its commercially reasonable efforts to facilitate such Block Trade as expeditiously as possible; provided, however, that the Holders wishing to engage in the Block Trade shall use commercially reasonable efforts to cooperate with the Corporation and any underwriters to facilitate preparation of the registration statement, prospectus, and other offering documents related to the Block Trade provided, further, that the Block Trade must cover Registrable Shares having a Market Value of at least fifty million dollars ($50,000,000). Section 2.08 shall not apply to a Block Trade initiated by a Holder pursuant to this Section 2.09. The Holder initiating a Block Trade shall have the right to select the underwriters for such Block Trade (which shall consist of one or more reputable, nationally recognized investment banks).

Section 2.10. Restrictions on Public Sale by Holders of Registrable Shares. If any registration pursuant to Article II will be in connection with a Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade), the Corporation shall not effect any public sale or distribution of any Common Stock (or securities convertible into or exchangeable or exercisable for Common Stock) (other than on Form S-8, Form S-4, or any successor or other forms promulgated for similar purposes, or solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan) for its own account for such number of days following the date of the prospectus (or prospectus supplement if the offering is made pursuant to a Shelf Registration Statement) for such offering as may be agreed upon with the underwriters managing such offering; provided that the Corporation shall not unreasonably withhold or delay its agreement to such duration if it is not materially inconsistent with prevailing market practice at the time of such offering. Each Holder agrees that for any registration pursuant to Article II that is in connection with a Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade), whether or not such Holder is participating in such registration, upon the request of the Corporation and the underwriters managing such offering, such Holder will not effect (other than pursuant to such registration) any public sale or distribution of Common Stock (including any sale pursuant to Rule 144) or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, or enter into any swap or other arrangement that transfers to another Person any of the economic consequences of ownership of, any Common Stock, any other equity securities of the Corporation, or any securities convertible into or exchangeable or exercisable for any equity securities of the Corporation, without the prior written consent of the Corporation or such underwriters, as the case may be, for such number of days following the closing of such offering as may be agreed upon with the underwriters managing such offering; provided that the Corporation shall not unreasonably withhold or delay its agreement to such duration if it is not materially inconsistent with prevailing market practice at the time of such offering. No Holder may participate in any Marketed Offering or an underwritten offering (including with respect to a Shelf Offering or a Block Trade) unless such Holder completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements, “lock-up” agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

ARTICLE III

REGISTRATION PROCEDURES

Section 3.01. Registration Procedures. In connection with any registration of Registrable Shares contemplated by this Agreement:

(a) The Corporation shall use reasonable best efforts, subject to Section 2.04 and Section 2.05, to cause each Demand Registration Statement to: (a) be filed with the SEC as promptly as reasonably practicable after the Corporation’s receipt of the Demand Request (but in any event within 60 days after receipt of such request), (b) become effective as promptly as reasonably practicable after filing (if such Registration Statement is not an Automatic Shelf Registration Statement) but in any event by the earlier of (x) five Business Days following the date the SEC has provided notice it will not review such Registration Statement and (y) the date that is 120 days following such filing if the SEC elects to review such filing, and (c) remain continuously effective during the time period (the “Effectiveness Period”) commencing on the date such Registration Statement is declared effective (the “Effective Time”) and ending on the earliest to occur of (x) the date that there are no longer any Registrable Shares covered by such Demand Registration Statement and (y) the three-year anniversary of the effective date of such Demand Registration Statement if such Demand Registration Statement is an Automatic Shelf Registration Statement.

(b) The Corporation shall use its reasonable best efforts to obtain, at the earliest date reasonably practicable, the withdrawal of any order suspending the effectiveness of a Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Shares for sale in any jurisdiction.

(c) The Corporation shall, prior to the filing of a Registration Statement or related prospectus or any amendment or supplement thereto (including documents to be incorporated or deemed to be incorporated therein by reference, if any, that expressly relate to any offering to be effected thereunder, except to the extent that such documents shall have previously been filed with or furnished to the SEC) with the SEC, (i) furnish or otherwise make available to counsel to the Holders (who may share such documents with the Holders) and any underwriter (if such filing relates to an underwritten offering), if any, copies of all such documents proposed to be filed with or furnished to the SEC, which documents will be subject to the reasonable review and comment of such counsel, and such other documents reasonably requested by such counsel, including any comment letter from the SEC, and (ii) if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such Registration Statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation (within the meaning of the Securities Act), as further described in Section 3.01(l).

(d) The Corporation shall promptly notify counsel to the Holders and any underwriter (if such filing relates to an underwritten offering) (i) when a prospectus or any prospectus supplement or post-effective amendment related to a Registration Statement has been filed and when a Registration Statement or any post-effective amendment thereto has become effective (or in the case of an Automatic Shelf Registration Statement, when the filing has been made), (ii) of any request by the SEC or any other Governmental Authority for amendments or supplements to a Registration Statement or related prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceeding for such purpose, (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose, and (v) of any event that makes any statement made in such Registration

Statement or related prospectus (or any documents incorporated or deemed to be incorporated therein by reference), as then in effect, untrue in any material respect or that requires any change to be made to such Registration Statement, prospectus, or documents so that in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of such prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) The Corporation shall enter into such agreements (including underwriting agreements in form, scope, and substance as is customary and consistent with prevailing capital markets practice and containing customary indemnification and contribution provisions) and take all such other customary actions reasonably requested by the Holders of a majority of the Registrable Shares being sold in connection therewith (including those reasonably requested by any underwriter) to expedite or facilitate the disposition of such Registrable Shares and, in the case of each underwritten offering, shall provide reasonable cooperation in connection with such disposition, including, subject to the limitations set forth in Section 2.09 of this Agreement, causing appropriate officers to attend and participate in in-person drafting and due diligence sessions and in any “road show” organized by the underwriters.

(f) After the initial Effective Time of a Registration Statement, the Corporation shall, as promptly as reasonably practicable, prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective during the period provided in this Agreement and comply in all material respects with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement and cause the related prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (subject to Section 2.04 and Section 2.05).

(g) After the initial Effective Time of a Registration Statement, the Corporation shall, if requested by counsel to the Holders or any underwriter (if such filing relates to an underwritten offering), (i) promptly include in a prospectus supplement or post-effective amendment to the applicable Registration Statement such information as counsel to the Holders or any underwriter may reasonably request in order to permit the intended method of distribution of the Registrable Shares and (ii) make all required filings of such prospectus supplement or such post-effective amendment as soon as practicable after the Corporation has received such request.

(h) The Corporation shall promptly furnish to counsel to the Holders copies of all transmittal letters and other correspondence to the SEC and all correspondence (including comment letters) from the SEC to the Corporation relating to a Registration Statement or any prospectus or any amendment or supplement thereto.

(i) After a Registration Statement is declared effective, and in connection with any underwritten offering under the Registration Statement, the Corporation shall furnish to the Holders whose Registrable Shares are included in such Registration Statement and to the underwriters such number of copies of the Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto but excluding documents incorporated by reference therein other than those that expressly relate to the offering or underwritten offering), the prospectus included in such Registration Statement, and such other documents as any such Holders or underwriters may reasonably request, in order to facilitate the disposition of the Registrable Shares included in the Registration Statement.

(j) The Corporation shall use reasonable best efforts to (i) register or qualify the Registrable Shares under such other securities or “blue sky” laws of such jurisdictions in the United States (in the event an exemption is not available) as any Holder of Registrable Shares covered by a Registration Statement reasonably (in the light of such Holder’s intended plan of distribution) requests and (ii) cause such Registrable Shares to be registered with or approved by such other Governmental Authorities as may be necessary by virtue of the business and operations of the Corporation and do any and all other acts and things that may be reasonably necessary to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Shares owned by such Holder; provided that the Corporation will not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (j), (y) subject itself to taxation in any such jurisdiction, or (z) consent to general service of process in any such jurisdiction.

(k) The Corporation shall promptly notify each Holder of Registrable Shares covered by a Registration Statement at any time when a prospectus relating thereto is required to be delivered (or deemed delivered) under the Securities Act or of the occurrence of any event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Subject to Section 2.04, the Corporation shall as promptly as reasonably practicable prepare and furnish to each such Holder a supplement or amendment with respect to any prospectus so that, as thereafter delivered (or deemed delivered) to the purchasers of such Registrable Shares, such prospectus will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(l) The Corporation shall (i) make available for inspection at reasonable times by any underwriter participating in an underwritten offering pursuant to the Registration Statement and any other attorney, accountant, or other professional retained by any underwriter (collectively, the “Inspectors”), all financial and other records and pertinent corporate documents and properties of the Corporation (collectively, the “Records”) as shall be reasonably necessary to enable the Inspectors to exercise their due diligence responsibilities and (ii) cause the Corporation’s and its significant Subsidiaries’ executive officers to, and use commercially reasonable efforts to cause the Corporation’s independent accountants to, promptly supply all information reasonably requested by any Inspector in connection with such Registration Statement or underwritten offering.

(m) In connection with an underwritten public offering of Registrable Shares covered by a Registration Statement, the Corporation shall use its reasonable best efforts to furnish to the underwriters, on the date that the Registrable Shares are delivered for sale, a signed counterpart of (i) an opinion or opinions of counsel to the Corporation addressed to such underwriters and (ii) a “comfort letter” or “comfort letters” from the Corporation’s independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or “comfort letters” in underwritten public offerings.

(n) The Corporation shall use its reasonable best efforts to (i) comply with all applicable rules and regulations of the SEC and (ii) make available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of 12 months beginning after the effective date of a Registration Statement, in a manner that satisfies the provisions of Section 11(a) of the Securities Act, which requirement will be deemed to be satisfied if the Corporation timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act.

(o) The Corporation shall cooperate with, and direct the Corporation’s transfer agent to cooperate with, the selling Holders of Registrable Shares and any underwriter (if such filing relates to an underwritten offering), to facilitate the timely settlement of any offering or sale of Registrable Shares, including the preparation and delivery of certificates (not bearing any legend unless required under applicable law) or book-entry (not bearing stop transfer instructions unless required under applicable law) representing Registrable Shares to be sold after receiving written representations from each Holder of such Registrable Shares that the Registrable Shares represented by the certificates so delivered or book-entry so presented by such Holder will be transferred in accordance with the Registration Statement and, in connection therewith, if reasonably required by the Corporation’s transfer agent, the Corporation shall promptly after the effectiveness of the Registration Statement cause an opinion of counsel as to the effectiveness of any Registration Statement to be delivered to and maintained with the transfer agent, together with any other authorization, certificate, or direction required by the transfer agent that authorizes and directs the transfer agent to issue such Registrable Shares without restriction upon sale by the Holder of such shares of Registrable Shares under the Registration Statement.

(p) The Corporation shall use its reasonable best efforts to cause all Registrable Shares covered by a Demand Registration Statement or Piggyback Registration to be listed on each securities exchange on which the Common Stock is listed.

(q) The Corporation shall use its commercially reasonable efforts to timely file the reports and materials required to be filed by it under the Exchange Act to enable the Holders to sell Registrable Shares without registration under the Securities Act within the limitation of the exemption provided by Rule 144. Upon the request of a Holder, the Corporation shall deliver to such Holder a written statement as to whether the Corporation has complied with such requirements and shall provide such customary assurances as any broker or dealer facilitating a sale of Registrable Shares under Rule 144 may reasonably request.

(r) The Corporation shall cooperate with each selling Holder of Registrable Shares and each underwriter or agent participating in the disposition of such Registrable Shares and their respective counsel in connection with any filings required to be made with FINRA. Such cooperation shall include the Corporation’s use of its reasonable best efforts to obtain FINRA’s pre-clearance or pre-approval of any Registration Statement and/or applicable prospectus upon filing with the SEC if necessary.

Section 3.02. Holder Responsibilities.

(a) The Corporation may require each Holder of Registrable Shares included in a Registration Statement to promptly furnish in writing to the Corporation such information regarding such Holder or the distribution of the Registrable Shares as the Corporation may from time to time reasonably request and such other information as may be legally required in connection with such registration or required to be disclosed in order to make the information previously furnished to the Corporation by such Holder not materially misleading or necessary to cause such Registration Statement not to omit a material fact with respect to such Holder necessary in order to make the statements therein not misleading. The right of any Holder to include such Holder’s Registrable Shares in any Registration Statement shall be subject to its compliance with this Section 3.02(a).

(b) In connection with any disposition of Registrable Shares pursuant to a Registration Statement, no Holder shall use any Free Writing Prospectus without the prior consent of the Corporation (such consent not to be unreasonably withheld, conditioned, or delayed).

(c) Upon receipt of any written notice from the Corporation of the occurrence of any event of the kind described in Section 3.01(k), each Holder will discontinue the disposition of such Holder’s Registrable Shares pursuant to a Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3.01(k). If the Corporation gives such notice with regard to any Registration Statement, the Corporation shall extend the Effectiveness Period during which the effectiveness of such Registration Statement shall be maintained by the number of days during the period from (and including) the date of the notice given by the Corporation to the date when the Corporation shall make available to such Holder a prospectus or prospectus supplement that conforms with the requirements of Section 3.01(k).

(d) Each Holder shall comply with the Securities Act and the Exchange Act and all applicable state securities laws in connection with the registration and the disposition of Registrable Shares pursuant hereto.

(e) Each Holder of Registrable Shares included in a Registration Statement will enter into and perform agreements (including underwriting or similar agreements in customary form and consistent with prevailing capital markets practice and containing customary indemnification and contribution provisions) containing such terms and provisions as are customarily contained in underwriting agreements with respect to selling stockholders, take such other commercially reasonable actions as are required in order to expedite or facilitate the disposition of any Registrable Shares pursuant hereto, and provide all reasonable cooperation customary for similar dispositions in connection herewith. Notwithstanding the foregoing, the Corporation shall use its reasonable best efforts to cause any underwriting agreement to include, with respect to the Holders, indemnification and contribution provisions that are substantially to the effect provided in Article IV.

ARTICLE IV

INDEMNIFICATION

Section 4.01. Indemnification By the Corporation. The Corporation shall indemnify and hold harmless to the fullest extent permitted by law each Holder whose Registrable Shares are covered by a Registration Statement, such Holder’s officers, directors, partners, managing members, agents, other Affiliates, and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any and all losses, claims, damages, liabilities, and expenses, or any action or proceeding in respect thereof (each, a “Liability,” and collectively, “Liabilities”), as incurred, arising out of, or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus relating to such Registrable Shares (or in any amendment or supplement thereto), any Free Writing Prospectus, or any other document (including any related Registration Statement, notification, or the like) incident to any such registration, qualification, or compliance, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Liabilities arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Corporation by such Holder or on such Holder’s behalf, in either such case expressly for use therein; provided, however, that with respect to any untrue statement or omission or alleged untrue statement or omission made in any prospectus, the indemnification obligations contained in this Section shall not apply to the extent that any such Liability results from (a) the fact that a current copy of the prospectus was not sent or given to the Person asserting any such Liability at or prior to the written confirmation to such Person of the applicable sale of the Registrable Shares, if it is determined that the Corporation provided such prospectus before such confirmation and it was the responsibility of such Holder or such Holder’s agents to provide such Person with a current copy of the prospectus and such current copy of the prospectus would have cured the defect giving rise to such Liability, (b) the use of any prospectus by or on behalf of any Holder after the Corporation has notified such Person in writing (i) pursuant to Section 3.01(k) that such prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (ii) pursuant to Section 2.05 that a stop order has been issued by the SEC with respect to the Registration Statement, or (iii) pursuant to Section 2.04(a) that an MNPI Disclosure Condition exists, or (c) the use of any prospectus by or on behalf of any Holder with respect to any Registrable Shares after such time as the Corporation’s obligation to keep the Registration Statement effective in respect of such Registrable Shares has expired.

Section 4.02. Indemnification By Holders of Registrable Shares. Each Holder whose Registrable Shares are included in any Registration Statement shall, severally and not jointly, indemnify and hold harmless to the fullest extent permitted by law (including reimbursement of the Corporation for any legal or any other expenses reasonably incurred by it in investigating or defending such Liabilities) the Corporation, its officers, directors, agents, other Affiliates, and each Person who controls the Corporation (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any and all Liabilities, as incurred, arising out of, or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus relating to such Registrable Shares, any amendments or supplements thereto, “issuer free writing prospectus” (as such term is defined in Rule 433), or other document relating to such Registrable Shares (or in any amendment or supplement thereto), or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the indemnification obligations contained in this Section 4.02 shall apply only to the extent that such Liabilities arise out of or are based upon information furnished in writing by such Holder or on such Holder’s behalf, in either case expressly for use in the Registration Statement, prospectus, or in any amendment or supplement thereto relating to such Holder’s Registrable Shares.

Section 4.03. Conduct of Indemnification Proceeding. After receipt by any Person who may seek indemnification pursuant to Section 4.01 or Section 4.02 (an “Indemnified Party”) of any written notice of the commencement of any action, suit, proceeding, or investigation, or threat thereof made in writing, such Indemnified Party shall promptly notify the Person against whom such indemnification may be sought (the “Indemnifying Party”) in writing; provided, however, that the delay or failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation or liability except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. If notice of commencement of any such action, suit, proceeding, or investigation, or written threat is so given to the Indemnifying Party, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel reasonably satisfactory to such Indemnified Party. In any such proceeding so assumed by the Indemnifying Party, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (a) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (b) representation of both parties by the same counsel would be inappropriate due to actual or potential differing or conflicting interests between them. The Indemnifying Party, in connection with any proceeding or related proceedings in the same jurisdiction, shall be liable only for the reasonable fees and expenses of one firm of attorneys (in addition to any necessary local counsel) at any time for all such Indemnified Parties; and all such fees and expenses shall be reimbursed as they are incurred upon submission of reasonably itemized invoices that comply with the Corporation’s standard billing policies for outside counsel. In the case of any such separate firm for Holders who are entitled to indemnity pursuant to Section 4.01, such firm shall be designated in writing by the Indemnified Party who had the largest number of Registrable Shares included in the applicable Registration Statement. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld), but in the case of settlement with such consent, or in the case of a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnification could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.

Section 4.04. Contribution.

(a) If the indemnification provided for hereunder shall for any reason be held by a court of competent jurisdiction to be unavailable to an Indemnified Party in respect of any Liability referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Liabilities between the Corporation, on the one hand, and each Holder whose Registrable Shares are covered by the applicable Registration Statement, on the other hand, in such proportion as is appropriate to reflect the relative fault of the Corporation and of each such Holder in connection with any untrue statement of a material fact contained in the Registration Statement, any prospectus, or any amendment or supplement thereto or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative fault of the Corporation, on the one hand, and of each such Holder, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(b) The Corporation and the Holders agree that it would not be just and equitable if contribution pursuant to this Section 4.04 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the Liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article IV, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Shares sold by such Holder under the Registration Statement exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Exchange Act) shall be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS PROVISIONS

Section 5.01. Recapitalization, Exchanges, etc. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all securities into which any of the Registrable Shares are converted, exchanged, or substituted in any recapitalization or other capital reorganization involving the Corporation and any and all securities of the Corporation or any successor or assign or acquiror of the Corporation (whether by merger, consolidation, sale of assets, or otherwise) that may be issued in respect of, in conversion of, in exchange for, or in substitution of, such Registrable Shares and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations, and the like occurring after the date hereof. The Corporation shall cause any successor or assign or acquiror of the Corporation (whether by merger, consolidation, sale of assets, or otherwise) to enter into a new registration rights agreement with the Ivory Holder and each other Holder on terms no less favorable to such parties than the terms provided under this Agreement as a condition of any such transaction.

Section 5.02. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by confirmed e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient (in each case, solely to the extent receipt is confirmed, excluding “out of office” or similar automated replies), (b) when delivered, if delivered personally to the intended recipient, and (c) one business day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

(a)	if to the Corporation:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Daniel Noreck; Charles Rennick

Email: [***]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention: Joseph B. Conahan; Andrew P. Alin

Email: [***]

(b)	If to the Ivory Holder:

Informa US Holdings Limited

605 Third Avenue, 22nd Floor

New York, New York 10158

Attention: Brian Vasandani

Email: [***]

with copies (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: John A. Healy, Benjamin K. Sibbett

Email: [***]

and

Clifford Chance US LLP

Texas Tower

845 Texas Avenue, Suite 3930

Houston, Texas 77002

Attention: Jonathan D. Bobinger

Email: [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 5.03. Entire Agreement; No Inconsistent Agreements.

(a) This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior understandings, agreements, or representations by or between the parties hereto, or any party hereto, written or oral, with respect to the subject matter hereof.

(b) The Corporation shall not hereafter enter into or amend any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(c) As of the date hereof, there are no outstanding “piggyback” or other registration rights granted by the Corporation that would entitle any Person (other than the Ivory Holder and the other Holders) to participate in any registration contemplated by this Agreement, and the Corporation agrees not to grant any rights to so participate to any Person which are more favorable than or inconsistent with the rights granted hereunder (other than the Ivory Holder and any Permitted Assignees) after the date hereof and while this Agreement remains in effect.

Section 5.04. Agreement Among Holders. Whenever provision is made in this Agreement for pro rata allocation among Holders of Registrable Shares to be included in an underwritten offering, such Holders may instead agree in a subsequent writing signed by all of the affected Holders as to the relative proportions of Registrable Shares owned by each Holder to be included in such underwritten offering (up to the Maximum Number of Shares, after taking into account all other shares that have priority in such underwritten offering).

Section 5.05. Further Assurances. Each of the parties hereto shall execute such documents and perform such acts as may be reasonably necessary or desirable to carry out or perform the provisions of this Agreement.

Section 5.06. Amendments and Waivers. Except as otherwise provided in this Agreement, the provisions of this Agreement may not be amended, modified, or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless consented to in writing by the Corporation and Holders of at least 50% of the Registrable Shares held by all Holders of Registrable Shares outstanding as of such date.

Section 5.07. Termination; Survival. The right of any Holder to request registration or inclusion of Registrable Shares in any Registration Statement pursuant to Article II shall terminate upon the earlier to occur of:

(a) the date upon which all Registrable Shares may be freely offered and sold in any quantity without restriction and without registration under the Securities Act; and

(b) the date on which this Agreement is terminated by the mutual consent of the parties hereto.

Notwithstanding the foregoing, the obligations of the parties under Articles IV and V shall survive the termination of this Agreement.

Section 5.08. Nominees for Beneficial Owners. If any Registrable Shares are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Corporation, be treated as the Holder of such Registrable Shares for purposes of any request, consent, waiver, or other action by any Holder or Holders of Registrable Shares pursuant to this Agreement or any determination of any number or percentage of Registrable Shares held by any Holder or Holders of Registrable Shares contemplated by this Agreement. If the beneficial owner of any Registrable Shares makes the election provided in this Section 5.08 the Corporation may require assurances reasonably satisfactory to it of such owner’s beneficial ownership of such Registrable Shares.

Section 5.09. No Third-Party Beneficiaries. Except as provided in Sections 4.01, 4.02, and 4.04, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

Section 5.10. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective successors and, in the case of any Holder, its Permitted Assignees. Any successor or Permitted Assignee of any Holder shall be deemed a Holder for all purposes of this Agreement to the extent such successor or Permitted Assignee owns Registrable Shares. No Holder may assign its rights hereunder to any Person, except for assignments of such Holder’s rights in whole or in part to any Permitted Assignee. Notwithstanding anything to the contrary in this Agreement, the Corporation may not assign its obligations hereunder.

Section 5.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event that such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that shall achieve, to the extent possible, the economic, business, and other purposes of such invalid or unenforceable term.

Section 5.12. Remedies. Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific terms or provisions or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

Section 5.13. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

Section 5.14. SUBMISSION TO JURISDICTION; SERVICE OF PROCESS; VENUE. EACH OF THE PARTIES HERETO IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF DELAWARE CHANCERY COURT OR, IF THE DELAWARE CHANCERY COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE STATE COURTS OF THE STATE OF DELAWARE LOCATED IN WILMINGTON, DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR ANY DISTRICT WITHIN SUCH STATE, FOR THE PURPOSE OF ANY SUIT, ACTION, OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT. EACH PARTY HERETO AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE, OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS IN ACCORDANCE WITH SECTION 5.02 WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUCH ACTION, SUIT, OR PROCEEDING. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN SUCH COURTS AND IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 5.15. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.16. No Recourse. Notwithstanding anything to the contrary in this Agreement, the Corporation and each Holder agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, shall be had against any current or future director, officer, employee, general or limited partner or member of any Holder or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Holder, or any current or future member of any Holder or any current or future director, officer, employee, partner or member of any Holder or of any Affiliate or assignee thereof, as such for any obligation of any Holder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 5.17. Interpretation. When reference is made in this Agreement to a Section or paragraph, such reference shall be to a Section or paragraph of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 5.18. Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same instrument and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart. This Agreement may be executed and delivered by electronic transmission or by attachment to email in portable document format (PDF) or by other electronic means.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

CORPORATION:

TECHTARGET, INC.

By:
Name:
Title:

IVORY HOLDER:

INFORMA US HOLDINGS LIMITED

By:
Name:
Title:

Registration Rights Agreement

Signature Page

EXHIBIT V-A

Dated as of [•], 2024

INFORMA GROUP LIMITED

and

TECHTARGET, INC.

FORM OF

TRANSITIONAL SERVICES AGREEMENT

EXHIBITS

Exhibit A	Services; Fees; Term
Exhibit B	Property Services; Related Fees; Term
Exhibit C	Excluded Services
Exhibit D	Change Request Form
Exhibit E	Sub-Services Agreements

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THIS TRANSITIONAL SERVICES AGREEMENT (this “Agreement”), dated as of [•], 2024 (the “Effective Date”), is made by and between TECHTARGET, INC., a Delaware corporation (“Recipient”), formerly known as TORO COMBINECO, INC., and INFORMA GROUP LIMITED, a private company organized under the laws of England and Wales (“Provider”) (each a “Party”, and together the “Parties”).

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), by and among Provider, Recipient, Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc., at a closing held on the date hereof, among other things Informa US Holdings Limited contributed all of the issued and outstanding shares of capital stock of Informa Intrepid Holdings Inc., plus cash, to Provider, in exchange for shares of CombineCo Common Stock;

WHEREAS, Provider is an indirect, wholly owned Subsidiary of Informa PLC and the direct parent of Informa US Holdings Limited;

WHEREAS, as an accommodation to Recipient, Provider has agreed to perform the Services for certain periods following the Effective Date for the benefit of Recipient with respect to Recipient’s operation of the Business after the Closing; and

WHEREAS, the execution and delivery of this Agreement at the Closing were required by the Merger Agreement.

NOW, THEREFORE, effective as of the Effective Date, in consideration of the premises, and of the representations, warranties, covenants, and agreements contained herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms.

(a) Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth for such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Access Codes	Section 7.2(a)
Actual Cost	Section 2.8(d)
Additional Service	Section 2.8(b)
Agreement	Preamble
Change	Section 11.1
Change Request	Section 11.2(a)
Consents	Section 2.5
Controlling Party	Section 16.2(b)
Coordinator	Section 5.1

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Data Protection Law	Section 14.2
Effective Date	Preamble
Emergency Shutdown	Section 7.5
Excluded Services	Section 2.8(a)
Force Majeure	Section 19.14
Indemnified Party	Section 16.2(a)
Indemnifying Party	Section 16.2(a)
Interdependent Services	Section 8.3
Licensed Facility	Section 2.10(a)
Licensee	Section 10.2
Licensor	Section 10.2
Losses	Section 16.1(a)
Merger Agreement	Preamble
Migration Plan	Section 4.2(a)
New IP	Section 10.1
New Recipient IP	Section 10.1
Non-emergency Shutdown	Section 7.5
Omitted Service	Section 2.8(a)
Out-of-Pocket Charges	Section 13.2(a)
Process Agent	Section 19.11(a)
Property Service	Section 2.10(a)
Provider	Preamble
Provider Indemnified Party	Section 16.1(a)
Provider Tenant	Section 2.10(a)
Recipient	Preamble
Recipient Data	Section 14.2
Recipient Indemnified Party	Section 16.1(b)
Reference Period	Section 2.3
Regulatory Change	Section 11.2(a)
Security Incident	Section 7.4
Service	Section 2.1
Service Fee	Section 13.1
Service Taxes	Section 13.5
Service Term	Section 8.1
Service Termination Date	Section 8.1
Services Standard	Section 2.9
Subcontractor Performance Failure	Section 15.3
Sub-processor	Section 14.2
Third Party	Section 2.10(c)(iv)
Third Party Claim	Section 16.1
Third Party Provider	Section 2.5
Transition Period	Section 8.1
TSA Employee	Section 19.6(a)
TSA Equipment	Section 6.1

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(b) Construction. Any reference to a Person includes such Person’s successors and permitted assigns. Any reference in this Agreement to an “Article,” “Section” or “Exhibit” refers to the corresponding Article, Section or Exhibit of or to this Agreement, unless the context indicates otherwise. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise provided for herein, and the words “date hereof” refer to the date of this Agreement. The table of contents and the headings of Articles, Sections and Exhibits are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “either,” “or,” “neither,” “nor,” and “any” are not intended to be exclusive, unless otherwise specifically provided for herein. The words “to the extent” mean “the degree to which” and not simply “if.” Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The words “asset” and “property” are to be read as having the same meaning and effect and as referring to all tangible and intangible assets, properties and rights, including cash, securities, accounts, contract rights and real and personal property. References to “written” or “in writing” include electronic form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the next succeeding Business Day. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done or taken, the day that is the reference date in calculating such period shall be excluded and the last day of such period shall be included; provided that if the last day of such period is not a Business Day, the next succeeding Business Day shall be deemed to be the last day of the period. Where used with respect to any information or document, “made available,” “provided,” “delivered” or “furnished” (or any other word or phrase of similar meaning as any of the foregoing), means that the information or document referred to has been physically or electronically delivered to the relevant Parties, including, in the case of information or documents “made available,” “provided,” “delivered” or “furnished” (or any other word or phrase of similar meaning as any of the foregoing) to Purchaser, information or documents that have been posted in the Data Room, or has been publicly disclosed prior to the date hereof.

ARTICLE 2

DESCRIPTION OF SERVICES

Section 2.1 Services. During the Service Term and otherwise subject to the terms and conditions of this Agreement, Provider shall provide, or cause to be provided, to Recipient and its Affiliates the services set forth on Exhibit A to this Agreement and the Property Services set forth on Exhibit B to this Agreement (each service, a “Service” and, collectively, the “Services”) in each case in accordance with the Services Standard.

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Section 2.2 Scope of Services. Recipient acknowledges that during the Transition Period, Provider may be providing similar services, and/or services that involve the same resources, as those used to provide the Services, to its internal organizations, Affiliates and to third parties, and, accordingly, Provider reserves the right to reasonably supplement, modify, substitute or otherwise alter the Services or the manner in which such Services are provided in connection with changes to its internal organization, relocation of the Services, outsourcing of a particular Service, responding to a reasonably plausible security threat or protecting its intellectual property (including, confidential information); provided that Provider or its Affiliates (i) are making similar changes in performing similar services for their own Affiliates or in performing similar services for the Business, and (ii) if applicable, furnish to Recipient substantially the same notice (in content and timing) as Provider or its Affiliates shall furnish to their own Affiliates with respect to such changes; and provided further that if any such change is reasonably likely to have a material adverse effect on the provision of the Services in accordance with the Service Standards, Provider will give Recipient at least sixty (60) days advance notice if practicable prior to implementing any such change and upon Recipient’s request, Provider will cooperate in good faith with Recipient to identify, and if commercially feasible, to implement, a work-around or other alternative arrangement for any affected Service.

Section 2.3 Limitation to Services. Recipient acknowledges and agrees that the Services are intended only to be transitional in nature and shall be furnished by Provider only during the Transition Period and solely for the purpose of accommodating Recipient in connection with the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary contained in this Agreement or in the exhibits attached to this Agreement, Provider shall have no obligation under this Agreement to (i) provide Services to any Person other than Recipient and its Affiliates, (ii) engage in any unlawful activity, (iii) provide Services that would reasonably be expected to result in a violation of any applicable law or regulation, (iv) disclose any information that would be reasonably likely to result in the loss of attorney-client privilege or similar privilege (provided that Provider will use commercially reasonable efforts to make substitute disclosure arrangements that would not result in the loss of such privilege), (v) implement systems, processes, technologies, plans or initiatives developed, acquired or utilized by Provider or its Affiliates after the Effective Date, if such systems, processes, technologies, plans or initiatives were not utilized by Provider or its Affiliates in providing services to the Business during the six (6) month period immediately prior to the Effective Date (such period, the “Reference Period”), or (vi) subject to the provisions of Section 2.5, provide a Service when Consent from a Third Party Provider has not been obtained. Except as otherwise agreed by the Parties in respect of any Omitted Service, Provider shall not be required to provide, and the descriptions of Services in Exhibit A shall not be construed to require Provider to provide, any Services under this Agreement that were not being provided to the Business during the Reference Period.

Section 2.4 Recipient Cooperation. Recipient agrees to cooperate in good faith and to use commercially reasonable efforts to effectuate the timely and orderly transition of the Services from Provider to Recipient prior to the end of the applicable Service Term for each Service. Recipient acknowledges that the Services are being furnished in support of Recipient’s personnel. Recipient shall use commercially reasonable efforts to have sufficient resources available to it at the end of each Service Term to perform the applicable Services (or have such Services performed) without the involvement of Provider, its Affiliates or any of its or their employees or agents. Recipient shall and shall cause its Affiliates to permit Provider, its Affiliates and its and their respective employees and agents (including any applicable Third Party Provider) reasonable access during regular business hours (or otherwise upon reasonable prior notice) to such facilities, data and personnel as are involved in receiving or overseeing the Services, and records as reasonably requested by Provider to facilitate Provider’s performance of this Agreement.

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Section 2.5 Third Party Consents. Provider shall use commercially reasonable efforts to obtain any consents, approvals or amendments to existing agreements of Provider with any third party vendor, landlord or subcontractor (“Third Party Provider”) necessary to allow it to provide the Services to Recipient (the “Consents”). Subject to provisions below in this Section 2.5, in the event that Provider is not able to obtain any Consent, Provider shall not be obliged to provide the relevant Services as long as such Consent has not been granted. Subject to the foregoing in this Section 2.5, in the event that any Consents are not obtained, or if a Consent is conditioned on payment of a fee to the Third Party Provider or an increase in the fees payable under Provider’s contract with the Third Party Provider or other onerous terms, then Provider will notify Recipient prior to committing to pay any such fee or increase and upon Recipient’s request, Provider will cooperate in good faith with Recipient to (i) negotiate with the Third Party Provider to minimize any such fee or increase and to arrange reasonable terms for such fee or increase in order to obtain the Consent and provide the applicable Services and/or (ii) to identify, and if commercially feasible, to implement, a work-around or other alternative arrangement for any affected Service, provided that (i) Provider shall not be required to relinquish or forbear any rights in connection with obtaining any Consents; and (ii) Recipient acknowledges that any such work-around or alternative arrangement may adversely impact the standards for provision of such Service set forth in this Agreement, and Provider shall not be liable for any breach of such applicable service standards set forth in this Agreement that results from the adoption of any such work-around or alternative arrangement. Any fees or increases in fees that become payable to a Third Party Provider as set forth in this Section 2.5 will be treated as Out-of-Pocket Charges subject to the provisions of Section 13.2. This Section 2.5 shall apply mutatis mutandis where a Service in whole or in part is provided by a Third Party Provider and Provider’s contract with such Third Party Provider expires or terminates any time after the Effective Date for any reason other than Provider’s breach.

Section 2.6 Designation of Personnel. Provider shall have the right, in its sole discretion, to (i) designate which personnel it will assign to perform any Service and (ii) remove and replace such personnel at any time, except that in the case of each of clause (i) and (ii), Provider shall not designate, remove, replace or otherwise allocate any such personnel in a manner that would adversely affect the ability of Provider to perform its obligations under this Agreement in accordance with the Service Standards; provided, however, Provider shall have no obligation to replace any TSA Employee that has been hired or engaged by Recipient or any of its Affiliates and Recipient acknowledges that in such a case the Service Standard shall be modified in accordance with Section 18.6. In performing their respective duties hereunder, all personnel of Provider shall be under its sole direction, control and supervision, and Provider shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such personnel.

Section 2.7 Services Performed by Affiliates and Third Parties. Provider shall have the right to perform the Services itself or through any Affiliate or through any Third Party Provider at no additional cost to Recipient, without the prior written consent of Recipient. Provider shall in all cases remain responsible for (i) the provision of the applicable Services to Recipient in accordance with the Services Standard, (ii) the performance by any Third Party Provider of any

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delegated Services, and (iii) any actions of any Third Party Provider providing such delegated Services, including any breach of the terms of this Agreement. Without limiting the foregoing in this Section 2.7, in the event of any reduction in the standard of performance of, or other adverse incident relating to the Services (or part thereof) provided or supported by Third Party Providers, that comes to the attention of Provider (including where Provider has been notified by Recipient of such reduction in the standard of performance or other adverse incident), Provider shall: (x) promptly notify Recipient of the same; (y) to the extent available, provide Recipient with all information reasonably requested in order to evaluate the issue or incident; and (z) use commercially reasonable efforts (in consultation with Recipient) to promptly remediate the issue or incident with the relevant Third Party Provider.

Section 2.8 Other Services.

(a) Commencing on the Effective Date and for six (6) months thereafter, the Recipient may identify any service, other than those services identified on Exhibit C (the “Excluded Services”), that: (i) had been provided prior to the Effective Date; or (ii) that, due to the separation of the Business from the business of Provider, is reasonably necessary to continue to conduct the Business in substantially the manner as the Business was conducted, in the case of each of clause (i) and (ii), during the Reference Period, but that is not included as a Service set forth this Agreement, including in accordance with Section 2.2 (each such service, an “Omitted Service”).

(b) Upon request by Recipient at any time during the Term, Provider shall provide any Omitted Service. For the avoidance of doubt, the Provider shall have no obligation to provide any Excluded Service. Provider shall negotiate in good faith with Recipient regarding the provision of, but shall have no obligation to provide, any Omitted Service that was not provided during the Reference Period (each, an “Additional Service”).

(c) Provider and Recipient shall negotiate in good faith the terms applicable to any Omitted Service or Additional Service, including the applicable Service Term therefor. The terms and conditions agreed upon in respect of any Omitted Service (or Additional Service if agreed) shall be agreed upon pursuant to an amendment to this Agreement and thereafter shall constitute part of the Services.

(d) Any negotiations relating to Omitted Services or Additional Services may include providing for the reimbursement of any reasonable, documented out-of-pocket costs and expenses incurred in connection with the continuation of any service, or assisting in the transition, in all cases, in accordance with the terms of this Agreement, provided, however, that Provider shall provide or cause to be provided all Omitted Services at Provider’s Actual Cost. “Actual Cost” means the actual cost (without mark-up) to Provider of delivering such Services, which shall include (A) employee and administrative costs, and (B) the third-party costs and expenses, incurred by Provider in providing such Services.

Section 2.9 Services Standard. Recipient acknowledges that Provider is not in the business of providing services to third parties with respect to the Business and is entering into this Agreement only for the purpose of facilitating the transactions described in the Merger Agreement. Provider shall, and shall cause its Affiliates to, perform the Services in substantially the same

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manner and at substantially the same level of service (including, as applicable, with respect to type, frequency, quality, quantity, priority, timeliness and geographic scope) as compared with the manner in which such Services were provided to the Business during the Reference Period and with substantially the same degree of skill, care and diligence as provided by Provider during the Reference Period (the “Services Standard”). Recipient acknowledges that the timely completion of any Service by Provider or its Affiliates may depend upon the provision of information, documentation, products and/or services by Recipient or its Affiliates, and that Provider shall not be responsible for the failure to provide such Service to the extent that such failure results from the failure of Recipient or its Affiliates to provide such information, documentation, products and/or services to Provider or its Affiliates. Under no circumstances shall Provider, its Affiliates or its or their respective employees or agents (including subcontractors) be held accountable to a greater standard of care, efforts or skill than the Services Standard. Recipient acknowledges and agrees that the Services do not include the exercise of business judgment or general management for Recipient or any of its Affiliates. Recipient further acknowledges and agrees that the Services Standard may change from time to time pursuant to Section 18.6. Without limiting any relevant Services Standard: (i) Provider will provide to Recipient reasonable advance notice of any potential interruption, scheduled or unscheduled, that is reasonably likely to interrupt or otherwise affect any Service to be provided by Provider hereunder; and (ii) Recipient will not be obligated to pay any Fees with respect to any period that the Services are interrupted or not provided. Provider shall use commercially reasonable efforts to avoid any inability to provide the Services.

Section 2.10 Property Services.

(a) Recipient shall be entitled to use and occupancy of the desk spaces identified in Exhibit B within the properties identified in Exhibit B (collectively, the “Licensed Facilities” and each a “Licensed Facility”) as licensee of the relevant tenant of the relevant Licensed Facility (each such relevant tenant, the “Provider Tenant”) and receive from the applicable Provider Tenant, at no cost to Recipient (except for Service Fees due in respect of such Licensed Facility to the extent required under this Agreement), the associated property services identified in Exhibit B (which shall not extend to: (i) in the case of security, security services in relation to the areas of the applicable Licensed Facility that are specific to Recipient to the exclusion of other tenants and (ii) in the case of maintenance services, those services that have not been historically provided or that are not within the scope of customary maintenance of ordinary wear and tear) (collectively, the “Property Services”) only from and including the Effective Date to and including the earliest of:

(i) the date of termination by Recipient of certain Property Services identified in Exhibit B or parts thereof (provided such termination by Recipient with respect to certain Property Services or parts thereof shall not effect a termination of any other Property Services);

(ii) the date, if any, on which Recipient is obliged to cease occupation of the Licensed Facility pursuant to Section 2.10(d); and

(iii) the date of expiration or any other earlier termination of the relevant lease or sublease pursuant to which Provider Tenant leases or subleases the relevant Licensed Facility.

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(b) Nothing in this Section 2.10 is intended by the Parties and is not to be interpreted as creating any legal demise or any rights in any Licensed Facility greater than a license. Each Provider Tenant shall retain control, possession and management of the relevant Licensed Facility.

(c) In relation to the desk space to be provided within the Licensed Facilities, Recipient shall:

(i) ensure that any employees, consultants or sub-contractors of Recipient or any of its Affiliates, comply in all material respects with (x) all applicable Laws that relate to their access and use of the Licensed Facilities, including those relating to environmental and workplace safety matters; and (y) Provider’s (or the relevant Provider Tenant’s) and the landlords’ respective applicable site rules, regulations, policies and procedures, in each case, as are made available in writing to Recipient;

(ii) keep the desk spaces clean and tidy and ensure that they are used for office purposes only;

(iii) not make any alterations to any part of the Licensed Facility;

(iv) not sub-license any of the desk spaces or grant permission for any Person other than Provider, Recipient, or its or their Affiliates (each a “Third Party”) to use the same;

(v) maintain the following levels of insurance in respect of each such Licensed Facility as follows: commercial general liability insurance policy with limits of not less than $16,000,000 USD per each occurrence and $16,000,000 USD general aggregate; and

(vi) vacate and ensure Recipient and all employees, consultants or sub-contractors of Recipient vacate the relevant Licensed Facility upon termination of the Property Services in respect of such Licensed Facility and deliver such Licensed Facility over to Provider or the relevant Provider Tenant, as applicable, in materially the same repair and condition as at the Effective Date, ordinary wear and tear and damage caused by Provider Tenant (and any of its employees, agents, and contractors) excepted.

(d) If the landlord of any Licensed Facility notifies Provider Tenant of its objection to the occupation of the relevant Licensed Facility by Recipient, Provider may serve notice on Recipient that it proposes to terminate the Property Services in relation to such Licensed Facility, following which:

(i) Recipient shall vacate the Licensed Facility as soon as reasonably practicable; and

(ii) Provider shall issue to Recipient a pro-rated refund of any Fees paid in respect of such Licensed Facility; and

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(iii) without prejudice to either Party’s rights or remedies set forth in this Agreement, Provider and Recipient shall have no further liabilities to the other in respect of the provision of Property Services in respect of the relevant Licensed Facility.

(e) If a Provider Tenant relocates from a Licensed Facility to new premises (including due to a change in strategy or market conditions), Provider shall:

(i) give advanced notice to Recipient of the relocation; and

(ii) at the request of Recipient, procure that the Property Services which were to be provided at the former Licensed Facility are provided within such new premises.

(f) Recipient shall ensure that any employees, consultants or sub-contractors of Recipient or any of its Affiliates that have access to any Licensed Facility comply with the obligations of Recipient hereunder and immediately notify Provider if they suspect or determine that a security or other incident has occurred at any Licensed Facility. Recipient shall also immediately notify Provider if it becomes aware of any such incident. Without limiting the generality of the foregoing, Recipient shall cooperate and assist Provider in any investigation, mitigation and remediation efforts relating to any such incident.

ARTICLE 3

RECIPIENT’S OBLIGATIONS

Section 3.1 Obligations. Without limiting any of Recipient’s other obligations set forth in this Agreement, Recipient shall also:

(a) only use the Services: (i) in a reasonable and responsible manner; (ii) for substantially the same purposes as during the Reference Period, and (iii) in substantially the same manner as the Business has used the Services during the Reference Period;

(b) perform all actions reasonably required by Provider in order for Provider or its designee to perform the Services and for Recipient to receive the benefit of the Services;

(c) not use any Services in breach of any applicable Laws;

(d) not resell any of the Services to any person whatsoever or permit the use of the Services by any Third Party other than in connection with the conduct of the business of Recipient in the ordinary course consistent in all material respects with past practice;

(e) comply with all provisions applicable to Recipient contained in each Third Party Agreement reasonably notified to Recipient in advance; and

(f) cooperate with Provider and provide it with such information and assistance as Provider shall reasonably request them to provide or the landlord of any Licensed Facility may require in connection with obtaining any Third Party Consent.

Section 3.2 No Liability for Delay. Provider shall have no liability for any failure to provide or delay in providing the Services in accordance with the terms of this Agreement solely to the extent such failure or delay results from the failure of Recipient to comply with its obligations and responsibilities under this Agreement.

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Section 3.3 Recipient Affiliates. Recipient shall ensure that its Affiliates who use or receive the benefits of the Services where permitted pursuant to this Agreement shall comply with all restrictions and obligations to which Recipient is subject under this Agreement, including those in this Article 3, as if that Affiliate was Recipient, and shall be liable to Provider for any failure by any such Affiliate to comply to the same extent as if such failure was by Recipient itself.

Section 3.4 Failure or Interruption at Licensed Facilities. Provider shall not be responsible for any failure or interruption, of the services or facilities supplied at the Licensed Facilities by the landlord of any Licensed Facility or otherwise, including, without limitation, heat, ventilation, air conditioning, electricity, water, elevator service and cleaning service, if any; and no failure to furnish, or interruption of, any such services or facilities shall give rise to any (a) abatement, diminution, or reduction of Recipient’s obligations under this Agreement, or (b) liability on the part of Provider.

ARTICLE 4

MIGRATION PLAN

Section 4.1 Migration Responsibility. Recipient acknowledges that it is ultimately responsible for achieving the migration from the use of the systems, operations, processes and platforms of Provider as further set out in this Agreement to its own systems, operations, processes and platforms at least with respect to the applicable Service by the applicable termination date.

Section 4.2 Migration Plan.

(a) After the Effective Date, the Parties will jointly and in good faith develop a proposed migration plan for the Services (the “Migration Plan”). Unless otherwise mutually agreed, the Migration Plan will include: (a) a draft schedule of migration steps (which shall include data, skill and knowledge transfer to Recipient), (b) the timing of completion for each migration step, and (c) the responsibilities of Provider and Recipient and any Third Party Provider, with the objective of completing the separation and migration within the term of this Agreement. Each Party will bear its own costs in connection with the creation of the Migration Plan.

(b) Recipient will prepare the initial draft of the Migration Plan and submit that to the Provider for review promptly after the Effective Date. Provider shall review the Migration Plan and provide reasonable assistance to Recipient in finalizing the Migration Plan within thirty (30) days of receipt of the initial draft, but any comments on the Migration Plan provided by Provider shall not be considered advice and Provider shall have no liability if Recipient implements or acts on Provider’s comments.

(c) Each Party’s written agreement shall be required in respect of any obligations on such Party under the Migration Plan, including the timing of such obligations and the level of resource required to be committed by such Party, which written agreement shall be deemed to be given in respect of any obligations of a Party set out in the Migration Plan once such Party has provided its written sign-off on the Migration Plan. Provider is under no obligation to accept any responsibility given to it under the Migration Plan that would require: (i) Provider to become

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exposed to any material operational, legal, financial or regulatory risk to which Provider has not been exposed or would not reasonably expect to be exposed in connection with the conduct of the Business prior to the Effective Date; or (ii) Provider to implement Recipient’s migration effort, except that Provider may be required by Recipient to extract from databases under the control of Provider, and hand over to Recipient on migration of a relevant Service, reasonable Recipient Data (excluding unstructured and/or archived data) processed by Provider in connection with that Service, provided that (a) Recipient shall pay all Provider’s internal and external costs of doing so as set forth in Exhibit A or a Change agreed to by Recipient; and (b) such Recipient Data shall be provided in the same format as the format in which that Recipient Data was stored by or on behalf of Provider as at the date on which it is handed over to Recipient.

(d) Once the Migration Plan has been agreed as set out above, the Parties shall perform the obligations given to them in the Migration Plan in accordance with the timetable set out in the Migration Plan.

(e) The Parties shall and shall procure that the relevant members of their respective teams, comply with their obligations in the Migration Plan.

ARTICLE 5

ACCESS; COORDINATION; LOCATION OF SERVICES PROVIDED

Section 5.1 Coordination. Recipient and Provider hereby each designate the following individuals to act as its respective coordinator (a Party’s “Coordinator”) for purposes of this Agreement:

(a) Coordinator for Recipient:

Name: [    ]

Title: [    ]

Phone: [    ]

Email: [    ]

(b) Coordinator for Provider:

Name: [    ]

Title: [    ]

Phone: [    ]

Email: [    ]

The Coordinators will be primarily responsible for liaising between Provider and Recipient with respect to the coordination and performance of all Services and be of sufficient authority and expertise to be able to make decisions in the ordinary course under this Agreement. The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the Services hereunder. The Coordinators may appoint certain personnel who will serve as primary contact persons for specific Services described in Exhibit A. A Party may add an additional Coordinator or change its Coordinator by providing written notice to the other Party. The Coordinators will meet (in person or via telephone conference) on at least a monthly basis to discuss matters under this Agreement. The Coordinators will mutually agree on any additional

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operational governance that may be required to: (i) facilitate the effective and timely delivery of Services; (ii) assist in the resolution of any operational issues or related disputes; and (iii) help ensure the effective communication, cooperation and information exchanges between the Parties. Any and all communications related to the Services provided hereunder, other than those day-to-day communications and billings relating to the actual provision of the Services, shall be communicated to the other Party through such Party’s Coordinator (or their designees, as authorized in writing).

Section 5.2 Location of Services Provided; Travel Expenses. Provider shall provide the Services to Recipient or its applicable Affiliate from locations of Provider’s choice unless the Services are required to be performed at a specific location identified in Exhibit A. Should the provision of any services other than the Services require any personnel of Provider, its Affiliates or its or their subcontractors to travel beyond twenty-five (25) miles from his or her employment location, and Provider is unable to reasonably procure any qualified personnel of Provider, its Affiliates or any of its or their subcontractors within such twenty-five (25) mile distance, Recipient shall reimburse Provider for all reasonable pre-approved travel-related costs, consistent with Provider’s travel policy.

ARTICLE 6

TITLE TO EQUIPMENT; MANAGEMENT AND CONTROL

Section 6.1 TSA Equipment. All systems, tools, equipment, facilities and other resources owned and used by Provider in connection with the provision of Services hereunder (collectively, “TSA Equipment”) will remain the property of Provider and, except as otherwise provided in this Agreement, will at all times be under the sole direction and control of Provider.

Section 6.2 Management and Control. Except as otherwise provided in this Agreement, management of and control over the provision of the Services (including the determination or designation at any time of the TSA Equipment and other resources of Provider to be used in connection with the provision of the Services) will reside solely with Provider; provided that the level and manner of the Services provided shall be in accordance with Article 2. Without limiting the generality of the foregoing or Section 2.6 of this Agreement, all labor matters relating to any employees of Provider will be within the exclusive control of Provider, and Recipient shall not take any action affecting such matters.

ARTICLE 7

ACCESS AND SECURITY

Section 7.1 Access to Recipient’s Materials and Premises. Recipient shall make available on a timely basis to Provider all information and materials reasonably requested by Provider to enable it to provide the Services hereunder. Recipient shall give Provider (and its officers, employees, agents or representatives) reasonable access, during regular business hours and at such other times as are reasonably required, to Recipient’s premises or the premises of the Business for the purpose of providing the Services hereunder. While on Recipient’s premises, Provider will, and will cause all contractors and personnel and personnel of Provider to comply in all material respects with Recipient’s standards, policies and procedures with respect to the use of and conduct on such premises, as such standards, policies and procedures as provided to Provider by Recipient and as they may be amended by Recipient from time to time and provided to Provider by Recipient. Provider will be responsible for any violation of such Recipient standards and policies by any contractor or personnel of Provider.

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Section 7.2 IT Services.

(a) Where the provision of a Service includes making access available to Provider’s network and/or associated computer applications, Provider will provide to Recipient such information, including network addresses, user logins, passwords and/or access cards (“Access Codes”) only to the extent necessary to provide the Services in accordance with this Agreement. Provider shall not be required to provide access to Provider’s network and/or associated computer applications (or make Access Codes available) for any individual except to the extent that they: (i) had access to such network and/or associated computer applications prior to the Effective Date; or (ii) were on-boarded by Provider during the Term as part of the [to reference applicable section of services schedule] set out in Exhibit A. Provider may alter any and all of the Access Codes without notice to Recipient where it considers it reasonably necessary in the interests of security. Provider shall give Recipient as much advance notice of any such alteration of Access Codes as reasonably practicable and shall use commercially reasonable efforts to minimize or mitigate the impact of such change on the Services. Recipient must take reasonable precautions to keep Access Codes confidential and must only disclose Access Codes to those of its staff who need to know the Access Codes for the purposes of their employment or engagement. Recipient will identify computers and system accounts no longer required by personnel of Recipient to allow Provider to remove or change permissions in order to prevent unauthorized access to Provider’s network and/or associated computer applications.

(b) In addition to the requirements set forth in Section 7.2(a), Recipient shall comply with applicable policies, procedures and standards provided to Recipient by Provider, as such policies, procedures and standards may be amended by Provider from time to time and provided to Recipient by Provider. While using any data processing or communications services of Provider (whether or not identified in Exhibit A) and subject to Section 14.2, Recipient shall cause all of its personnel that are connected or have access to Provider’s network, computer software, hardware, technology or computer-based resources, to comply with Provider’s policies and information protection requirements, as such policies and requirements may be amended from time to time to the extent provided to Recipient by Provider, including security standards regarding antivirus protection, physical security, access control for all computer access, no sharing of passwords, no dual connections to the network and the Internet or other entity networks, personal data security guidelines, and other requirements for protection of confidential information and intellectual assets/property. Recipient acknowledges that computing assets connected to Provider’s network by any means are subject to monitoring by intrusion detection instrumentation and are subject to routine vulnerability assessment scans and e-mail filtering which may occur during any time. Recipient shall ensure that any access contemplated by this Section 7.2 shall be used by its personnel only for the purposes contemplated by, and subject to the terms of, this Agreement.

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Section 7.3 Service Suspension. Provider shall have the right, in its sole discretion, to immediately deny or suspend access to Provider’s information technology systems:

(a) by any officer, employee, agent or representative of Recipient or its Affiliates in the event that Provider reasonably determines that such personnel have engaged or intend to engage in any activity in violation of Provider’s security policies; or

(b) by any device used by Recipient, its Affiliates, or any of its or their respective officers, employees, agents or representatives, that Provider reasonably determines is being operated in violation of Provider’s security policies or otherwise poses a security risk, including the threat of malware being introduced into Provider’s information technology systems.

Provider shall immediately notify Recipient of any such denied or suspended access and shall provide all reasonable cooperation to Recipient to mitigate any adverse impact of such suspension on the Services. Provider will promptly take all actions necessary to remediate such violation or security risk and restore any such denied or suspended access as soon as reasonably practicable.

Section 7.4 Security Incidents. Each Party shall notify the other Party promptly after it suspects or determines that there has been an intrusion into such Party’s technology systems that poses a material risk of unauthorized access to, or unauthorized use, loss or destruction of, any systems or data of the other Party (including any inappropriate disclosure of any Access Code or data or information provided by Recipient that is collected, processed, generated, derived, stored by, transmitted or otherwise made available to Provider in connection with this Agreement, excluding Recipient Data), except, in the case of Recipient, Recipient shall also be required to notify Provider of any such intrusions regardless of whether they pose a material risk and whether or not Recipient Data is affected if the incident arose when the Recipient’s employees, consultants or sub-contractors had access to Provider’s technology systems, or would require disclosure under applicable Law (a “Security Incident”), provided that such Party may delay such notification if and to the extent directed by law enforcement. The notifying Party shall provide the other Party with a description of the Security Incident, including the systems and data that may be at risk due to the Security Incident. The Parties shall cooperate and assist each other in any investigation, mitigation and remediation efforts relating to any Security Incidents.

Section 7.5 Service Maintenance and Shutdown. Provider shall have the right in its sole discretion to determine that it is necessary or appropriate to temporarily suspend a Service due to scheduled or emergency maintenance, modification, repairs, updates or upgrades, alterations or replacements of any of Provider’s systems or operations (in case of a non-emergency, a “Non-emergency Shutdown”, and in case of an emergency, an “Emergency Shutdown”). Provider shall schedule all Non-emergency Shutdowns in a manner that will not disrupt or interfere in any material respect with the operation of the Business as a whole and will in any event provide Recipient with reasonable prior written notice of such Non-emergency Shutdown (including reasonable information regarding the nature and the projected length of such Non-emergency Shutdown). In the event of an Emergency Shutdown, Provider shall provide such written notice as soon as reasonably practicable to Recipient, however, such notice may not be possible prior to the Emergency Shutdown. Provider shall use all reasonable efforts and cooperate in good faith with Recipient to minimize and mitigate any impact on or disruption to the Services caused by a Non-emergency Shutdown or Emergency Shutdown, as applicable, and minimize the duration of the Non-emergency Shutdown or Emergency Shutdown, as applicable. If the obligations of Provider to Provide any Service are suspended in accordance with this Section 7.5, no Party shall have any liability whatsoever to the other Party directly arising out of or relating to such suspension.

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ARTICLE 8

TERM AND TERMINATION

Section 8.1 Term. Subject to the provisions of Section 8.2, Provider shall provide each Service commencing from the Effective Date, and ending on the earliest of (i) the applicable termination date set out in Exhibit A for that Service; (ii) the date on which that Service is terminated in accordance with this Agreement; or (iii) such other date as the Parties may agree in writing (each such service period, a “Service Term,” and such termination date, a “Service Termination Date”). Notwithstanding anything to the contrary in any Exhibit: (x) Recipient shall have the right, in its discretion, upon reasonable advance notice to Provider during the Term, to extend the Term for an additional six (6) month period provided that (A) Provider has the capabilities and resources required to continue to provide any such Service, and (B) in the event any Third Party Consent is required to provide such extended Service, the terms of Section 2.5 shall apply; and (y) upon any such extension, each Service Termination Date shall be deemed to be commensurately extended. For the avoidance of doubt, all Service Fees and Out-of-Pocket Charges shall continue to be payable during any such extension. This Agreement shall terminate automatically on the last Service Termination Date, unless terminated earlier under Section 8.2 (such period, during which this Agreement is in force, the “Transition Period”).

Section 8.2 Termination.

(a) Subject to Section 8.3, Recipient may at any time terminate the provision of a Service by giving to Provider not less than thirty (30) calendar days’ notice in writing, specifying which Service(s) is/are to be terminated, unless a longer notice period is specified in Exhibit A (Services) (in which case that longer period must be provided). Notwithstanding the foregoing, where Exhibit A (Services) specifies a minimum Service Term for any Service, that Service may not be terminated pursuant to this Section 8.2 prior to the expiry of the minimum Service Term except in accordance with Section 8.2(b).

(b) Either Party shall be entitled to terminate this Agreement with immediate effect in respect of any or all of the Services by giving written notice to the other Party if:

(i) the other Party fails to pay the undisputed amounts due under this Agreement on the due date for payment and remains in default for more than sixty (60) days after being notified in writing to make such payment;

(ii) the other Party commits a material breach of its obligations under this Agreement and fails to remedy such breach within a period of ninety (90) days after receipt of notice of such breach;

(iii) the other Party (a) commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction, (b) has such a case or proceeding commenced against it that is not dismissed within sixty (60) days after commencement, (c) is

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adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) appoints or suffers any appointment of any administrator, receiver, custodian or the like for it or any substantial part of its property that is not discharged or stayed within sixty (60) calendar days after such appointment, (e) makes a general assignment for the benefit of creditors, (f) calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or (g) is otherwise unable to pay its debts as they fall due; or

(iv) any Force Majeure event prevents the other Party from performing its obligations under this Agreement for a continuous period of six (6) weeks, provided that: (a) where applicable the Agreement shall only be terminated in respect of the Services affected by the Force Majeure event; and (b) the foregoing shall not relieve the affected Party of its obligation to use commercially reasonable efforts to resume any affected performance.

Section 8.3 Interdependent Services. Where a particular Service (or multiple Services) is indicated in Exhibit A as interdependent on another Service(s) (“Interdependent Services”), if a Party seeks to terminate any Interdependent Service, then any other connected Service that is an Interdependent Service with the terminated Service will also automatically terminate.

Section 8.4 Effect of Termination. Upon the end of the Transition Period, this Agreement shall terminate and all rights and obligations of each Party hereunder shall cease (except for the Parties’ rights and obligations under this Section 8.4, Section 9, Article 6, Article 10, Article 12, Section 13.3, Article 17, Section 14.2, Article 15, Article 16 and Article 19, which shall survive termination of this Agreement), and any amounts owed by either Party pursuant to this Agreement shall be paid in full promptly thereafter. Notwithstanding the foregoing, the termination of this Agreement pursuant to any of the provisions hereof shall be without prejudice to any rights of either Party that may have accrued prior to the date of such termination.

ARTICLE 9

PROPERTY

Section 9.1 Property. As soon as reasonably practicable following the end of the Service Term as to any particular Service, Recipient shall promptly return to Provider any property of Provider and its Affiliates, and Provider shall promptly return to Recipient any property of Recipient and its Affiliates, used in connection with the provision of such Service. Provider shall be under no obligation to provide any technical support for any migrated data, systems or applications with respect to a Service following the end of the Service Term of such Service.

ARTICLE 10

INTELLECTUAL PROPERTY

Section 10.1 New IP. The Parties acknowledge that Provider may in the course of performing the Services, make, conceive or reduce to practice new Intellectual Property (“New IP”). All New IP shall be owned by Provider, except for any New IP that is made, conceived or reduced to practice: (i) at the written request of Recipient; or (ii) in relation to any new content, design, creative and strategies produced by Informa Media Inc. (“Engage”) in the course of providing the services set forth in Schedule E.5—E.13 (Engage) for a paid customer’s program,

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which, for the avoidance of doubt, does not include Engage’s fulfillment processes and execution methodologies (“New Recipient IP”). Notwithstanding the foregoing, New Recipient IP shall not include Intellectual Property developed in the course of performing Services for which Recipient has not paid all Service Fees and associated out-of-pocket charges and costs. Subject to payment of all Services Fees and associated out-of-pocket charges and costs, Provider hereby assigns to Recipient all right, title, and interest Provider may have or may acquire in and to the New Recipient IP.

Section 10.2 Ownership of Intellectual Property; Enabling License. Except as otherwise expressly provided in this Agreement or in the Merger Agreement, each of the Parties and their respective Affiliates shall retain and own all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications, enhancements or derivative works thereof, whether made by the Parties and their Affiliates or by the other Party. No license or right, express or implied, is granted under this Agreement by either Party or such Party’s Affiliates in or to their respective Intellectual Property, except that, solely to the extent required for the provision or receipt of the Services in accordance with this Agreement, each Party (the “Licensor”), for itself and on behalf of itself and its Affiliates, hereby grants to the other Party (the “Licensee”) (and the Licensee’s Affiliates, to the extent applicable) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable (except in connection with an assignment permitted in accordance with Section 19.5), non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license to use such Intellectual Property (and any and all improvements, modifications, enhancements or derivative works thereof) of the Licensor in connection with this Agreement. Upon the end of the Service Term for a Service, in accordance with this Agreement, the license to the relevant Intellectual Property for such Service will automatically terminate without further action of any Party. For the avoidance of doubt, all licenses granted hereunder shall terminate immediately upon the end of the Transition Period.

ARTICLE 11

CHANGE CONTROL

Section 11.1 Change Request. Where either Party wishes to make a change to this Agreement or any Service pursuant to the terms of this Agreement (a “Change”), the provisions of this Article 11 shall apply. Notwithstanding anything to the contrary in this Agreement, Provider may make a Change to the Service, without submitting a Change Request and without obtaining the agreement of Recipient, where the Change will not have any material adverse impact on the Services or in accordance with the provisions of Section 2.2.

Section 11.2 Change Request Procedures.

(a) A Party may request a Change by issuing a written request for that Change to the other Party in the form set out in Exhibit D (such request being, a “Change Request”). No Change will be valid unless consented to in writing by both Parties. Neither Party shall object to a Change to the extent that it is reasonably necessary to comply with applicable Law or the requirements of a governmental authority (a “Regulatory Change”). Each Regulatory Change shall be implemented by the Parties in a manner so as to minimize the impact on the provision or receipt of the Services as soon as reasonably practicable and, in any event, prior to the date on which the relevant Regulatory Change comes into effect.

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(b) The Parties shall, acting reasonably, discuss and agree upon any Change Request proposed pursuant to Section 11.1 within fifteen (15) Business Days of the receipt of the relevant Change Request by a Party. Upon agreement, the Parties shall implement the Change in accordance with its terms.

(c) Each Party shall bear its own costs of considering and responding to Change Requests proposed by either Party. In respect of:

(i) Changes (other than Regulatory Changes), the Party requesting the Change shall bear the other Party’s incremental reasonable, direct and evidenced costs associated with implementing the Change; and

(ii) Regulatory Changes, any incremental reasonable, direct and evidenced costs associated with implementing the Change shall be borne by Provider, except that any incremental reasonable, direct and evidenced costs associated with implementing a Regulatory Change that primarily affects the Business rather than the business of Provider shall be borne by Recipient.

Section 11.3 Changes in Law. In the event that a change in Law adversely affects Provider’s ability to perform Provider’s obligations hereunder or Recipient’s ability to realize the benefit of this Agreement, the Parties shall promptly prepare and agree upon a Change Request setting out a plan for remediation of such adverse effects or an appropriate work around.

ARTICLE 12

CONFIDENTIALITY

Section 12.1 Confidentiality. Each of the Parties shall, and shall cause its Affiliates and its and their respective Representatives to, maintain in confidence this Agreement and all proprietary and confidential business information of the other Party or its Affiliates to which it might become privy as a result of the provision of Services and other matters contemplated hereby; provided that no restrictions shall be placed upon a Party hereto in respect of the use or disclosure of any such information that the receiving Party can demonstrate (a) is or becomes public knowledge through no fault, omission, breach of this Agreement or other act of the receiving Party or its Affiliates or its or their respective Representatives or (b) was legally acquired by the receiving Party from an unaffiliated Third Party who had a right to convey the same without obligation of secrecy and who did not obtain such information directly or indirectly from a Party affiliated with the disclosing Party. Specific items of confidential information shall not be deemed to fall within the foregoing exceptions merely because they may be embraced within a body of generally available information within such exception, nor shall any combination of features be deemed to fall within such exception merely because the individual features are within such exception. Each Party may make any legally required disclosure of such proprietary and confidential business information, but such Party shall (unless legally prohibited from doing so) notify the other Party before making any such legally required disclosure and shall limit the amount of the information so disclosed to that which is, in the reasonable opinion of such Party’s legal

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counsel, legally required disclosure, and shall use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such information. This Section 12.1 shall not apply to non-public disclosures made by any Party to protect its rights and remedies under or with respect to this Agreement in the event of any dispute among the Parties or their Affiliates related hereto. The obligations of this Section 12.1 shall survive the termination of this Agreement.

ARTICLE 13

SERVICE FEE; OUT-OF-POCKET CHARGES; PAYMENT TERMS; TRUE-UP; TAXES

Section 13.1 Service Fee. Recipient shall pay to Provider (or to such Affiliate it designates, at its sole discretion) an amount for each Service (the “Service Fee”) as set forth in Exhibit A. Recipient shall pay the Service Fee to Provider (or to such Affiliate, it designates, at its sole discretion) in accordance with the invoicing procedures set forth in Section 13.3.

Section 13.2 Out-of-Pocket Charges; No Additional Costs.

(a) In the event Provider or its Affiliates incur out-of-pocket charges or costs in performing their obligations hereunder, including increases in Third Party costs required for the provision of the Services (as sufficiently documented and evidenced by Provider), license fees, royalties, or other fees in connection with the implementation of special information technology measures (collectively, “Out-of-Pocket Charges”), all such Out-of-Pocket Charges shall be payable by Recipient in addition to the Service Fee; provided that (i) Provider shall have provided to Recipient reasonable prior notice and Recipient shall have provided its prior written consent, in each case, to all Out-of-Pocket Charges in an amount greater than fifteen thousand U.S. dollars ($15,000.00) prior to Provider causing such Out-of-Pocket Charges to be incurred; and further provided that if Recipient does not so consent, Provider shall have no obligation to provide such Service to the extent it is unable without having incurred such Out-of-Pocket Charge, and (ii) Out-of-Pocket Charges shall not include (x) any overhead costs, profits or other mark-ups otherwise incurred by the Provider, (y) fees paid directly by Recipient to any Third Party Provider, or (z) any amount already included in the Service Fee. Notwithstanding Article 11, any change to Service Fees may only be made pursuant to an amendment to this Agreement in accordance with Section 19.2. Recipient shall pay Service Fees and Out-of-Pocket Charges in accordance with the payment terms set forth in Section 13.3.

(b) If at any time Provider believes that its compensation is materially insufficient to compensate it for the cost of providing the Services, including personnel costs that were not contemplated as of the Effective Date, Provider shall notify Recipient in writing (setting forth in reasonable detail its view of why the compensation is not equitable) and the Parties will promptly commence good faith negotiations regarding the pricing of such Services for future periods.

Section 13.3 Payment Terms. Where Provider issues an undisputed invoice to Recipient, the Service Fees shall be paid monthly in arrears in U.K. pounds (£). Where Provider designates one its Affiliates to invoice Recipient for any of the Service Fees, Recipient shall, and Provider shall ensure that such Affiliate shall, comply with Exhibit E and, once a Sub-Services Agreement has been entered into, Provider shall no longer invoice Recipient for Service Costs invoiced by any of its Affiliates under any Sub-Services Agreement. Where a Sub-Services Agreement is in

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place, Service Fees shall be paid monthly in arrears in U.K. pounds (£). To the extent that Service Fees payable with respect to a Sub-Services Agreement are subject to special conditions specified in the relevant Sub-Services Agreement as necessary to comply with or address local law requirements, including with regard to tax treatment, the Affiliate of Provider that is party to such Sub-Services Agreement shall be solely responsible for any additional costs or expenses incurred by such Affiliate or Recipient in order to comply with such special conditions, subject to compliance with Section 13.5. Each invoice shall set forth in reasonable detail the Service Fee pursuant to Section 13.1 and out-of-pocket charges and costs pursuant to Section 13.2 with respect to the applicable month or as otherwise agreed by the Parties, and shall be delivered within thirty (30) days after the end of each applicable month or as otherwise agreed by the Parties. Recipient shall pay Provider or its designated Affiliate, as the case may be, all amounts set forth on such invoice within thirty (30) days of receipt of such invoice, or such other time period as may be agreed by Recipient and Provider or the applicable Affiliate of Provider. All such invoices shall be delivered to Recipient at Recipient’s address as set forth in Section 19.1 or as Recipient shall later designate by written notice to Provider. Any payments concerning such invoices shall be made to Provider or its designated Affiliate by wire transfer in immediately available funds to one or more accounts specified by Provider or its designated Affiliate. Provider or its designated Affiliate shall have the right to assess interest at an annual rate equal to the prime lending rate as publishing in The Wall Street Journal plus two percentage points for any month in which a balance is past due against all past due amounts or such other rate as may be set out in a Sub-Services Agreement, but not to exceed the maximum interest charges permitted by Law.

Section 13.4 Quarterly True-Up for Engage Services. Promptly following the end of each Provider fiscal quarter, Provider shall deliver to Recipient a statement (the “True-Up Statement”) setting forth, in reasonable detail, all (i) amounts invoiced for such fiscal quarter for Engage Services as set out in Sections E.5 through E.13 in Exhibit A to this Agreement and (ii) the amount required to reconcile the actual fees for such fiscal quarter versus the amount of fees paid for such fiscal quarter by Recipient to Provider for the Engage Services described in Part E.12.2 of Exhibit A to this Agreement (the “True-Up Amount”), either to be paid by Recipient to Provider or, in lieu of Provider’s payment to Recipient, to be held on credit and applied to the next quarter’s True-Up Statement. If such Engage Services are terminated before a fiscal quarter end, Provider shall provide a True-Up Statement to Recipient effective as of such termination date and the True-Up Amount, if any, will be paid by Recipient to Provider or by Provider to Recipient. The True-Up Amount, if any, shall be paid by Recipient or Provider, as the case may be, within thirty (30) days of the True-Up Statement, or such other time period as may be agreed by Recipient and Provider.

Section 13.5 Taxes. In addition to any fees applicable to the Services or other amounts payable by Recipient hereunder, Recipient shall pay to Provider the amount of all applicable sales, use, value-added, goods and services, transfer, receipts, consumption or other similar taxes (such Taxes, but excluding any interest, penalties or amounts imposed with respect thereto, “Service Taxes”) that Provider or any of its Affiliates is in the future required to pay that result from any Service delivered hereunder, regardless of whether such Service Taxes are invoiced with the applicable fee payment, payable directly by Recipient to a taxing authority, added retroactively or subsequently imposed in connection with any tax claim, assessment or other proceeding. If Provider or any of its Affiliates is legally obligated to collect any Service Taxes from Recipient, Provider shall have full authority to do so. Provider shall provide Recipient with an invoice for the

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Services that sets forth the amount of Service Taxes that are due, and Recipient shall pay the amount of Service Taxes set forth on such invoice to Provider in accordance with the payment terms set forth in Section 13.3. Recipient shall provide Provider with such other information as Provider reasonably requests to determine the amount of any such Service Taxes. If Recipient is exempt from any such Service Taxes, Recipient shall furnish Provider with a valid and properly completed resale or exemption certificate as required under applicable Law. If any deduction or withholding for or on account of Tax is required by Law from any payment by Recipient under this Agreement, Recipient shall be entitled to deduct and withhold from such payment to the extent required by applicable Law. If any applicable Law requires the deduction or withholding of any Tax from any payment by Recipient, then the sum payable by Recipient shall be increased as necessary so that after such deduction or withholding has been made, Provider receives an amount equal to the sum it would have received had no such deduction or withholding been required; provided, however, if the Supplier determines acting reasonably in good faith that it received a refund or obtained and utilised a credit for any Tax deducted or withheld by the Service Recipient, the Supplier shall promptly pay the amount of such refund or the amount of Tax actually saved in consequence of the utilisation of such credit to the Service Recipient. To the extent Provider delivers to Recipient such properly completed and executed documentation as will permit any payment to be paid without deduction or withholding or at a reduced rate of deduction or withholding, Recipient will reduce or eliminate such deduction or withholding in accordance with applicable Law.

Section 13.6 No Right to Set-Off. Recipient shall pay to Provider the full amount of Service Fees and other amounts required to be paid under this Agreement and not set-off, counterclaim or otherwise withhold any amount owed or claimed to be owed to Recipient under this Agreement, the Merger Agreement or otherwise, on account of any obligation owed by Provider, whether or not such obligation has been finally adjudicated, settled or otherwise agreed upon in writing.

ARTICLE 14

COMPLIANCE; DATA PROTECTION

Section 14.1 Data Security.

(a) Recipient hereby agrees that it shall and shall cause its Affiliates to comply with the standards and policies of Provider and its Affiliates provided to Recipient to the extent applicable to Recipient’s and its Affiliates’ use of the Services, including any data privacy policies, policies with respect to the protection of proprietary information and any other information and security policies, in each case as provided by Provider to Recipient. To the extent Recipient and/or its Affiliates may not be able to comply with such standards or policies, Recipient shall inform Provider in writing of its inability to comply and Provider and its Affiliates shall cooperate in good faith with Recipient or the applicable Affiliate of Recipient to determine an appropriate course of action in order to ensure Recipient is able to realize the benefit the Services; provided, however, that Provider and its Affiliates may refuse to provide the Services to Recipient and its Affiliates to the extent that, in Provider’s reasonable judgment, such non-compliance with any conditions or policies results in a material risk to Provider’s or its Affiliates’ business operations.

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Section 14.2 Data Protection Law. Without limiting Section 14.1, the Parties shall, and shall cause their Affiliate and their employees, agents and sub-contractors to comply, with the Data Protection Law and all other applicable data protection laws in connection with the performance of their obligations under this Agreement. For purposes of this Agreement:

“Data Protection Law” means all applicable law relating to data privacy and data protection including: (i) the General Data Protection Regulation (EU) 2016/679 (GDPR); (ii) the GDPR as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (UK GDPR); (iii) the e-Privacy Directive (2002/58/EC) and the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426); (iv) the UK Data Protection Act 2018, (v) the California Consumer Privacy Act (as amended by the California Privacy Rights Act) (CCPA); and (vi) other US comprehensive privacy laws, in each case as amended, consolidated, replaced or updated from time to time and together with any subordinate or related legislation made under any of the foregoing which are applicable to Provider, Recipient.

“Recipient Data” means all personal data in whatever form or medium which is (i) supplied, or in respect of which access is granted, to Provider (or any Sub-processor) whether by Recipient, Beneficiaries, or otherwise in connection with this Agreement, or (ii) produced or generated by or on behalf of Provider (or any Sub-processor) in connection with this Agreement.

“Sub-processor” means any sub-contractor or other party engaged by Provider in relation to the Services who is or will be processing Recipient Data.

Section 14.3 Data Processing. The Parties agree that for each data processing activity where Provider processes data on behalf of Recipient, the following sets out the information required by Article 28(3) GDPR:

Subject matter of processing	The provision of Services under this Agreement.

Duration of processing	In respect of each Service, from the Effective Date until the applicable Service Termination Date.

Nature of processing	See service scope in Exhibit A.

Purpose of processing	To provide data hosting, analytics, fulfilment of customer orders, processing supplier payments. Further detail in the service scope in Exhibit A.

Type of personal data	Name, date of birth, email address, postal address, financial data, bank account information.

Categories of data subjects	Employees and customers of the Business.

Categories of data transfers	Which countries and territories the personal data will be transferred from and to.

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Section 14.4 For the purposes of this Agreement, the Parties agree that Provider (and any Sub-processor) shall be a data processor (or “service provider,” as defined under the CCPA) and the Recipient shall be the data controller (or “business” as defined under the CCPA). Therefore, Provider shall:

(a) only process Recipient Data as necessary to perform its obligations under this Agreement or as required by law applicable to it; provided that Provider first informs Recipient of that legal requirement before processing, unless that law prohibits this on important grounds of public interest;

(b) ensure that all staff who have access to Recipient Data have committed themselves to appropriate obligations of confidentiality;

(c) maintain all appropriate technical and organisational measures to ensure security of Recipient Data, which shall be compliant with Provider’s applicable IT security policies; and

(d) assist Recipient to fulfil its obligation to respond to requests for exercising of data subject rights (including access requests) existing under Data Protection Law (Rights of the data subject);

(e) not engage any Sub-processor in relation to the Services without the prior written authorisation of Recipient or except pursuant to the following general authorisation. Recipient hereby grants Provider a general authorisation to engage Sub-processors as necessary to perform the Services; provided that: (i) Provider has notified Recipient in advance of the name of the Sub-processor and details of the particular Services being sub-contracted to it; or (ii) the delegation of processing to the Sub-processor was undertaken prior to the Effective Date and relates to the provision of the Services. Recipient shall have the right to object to any new Sub-processor within seven (7) days after the date of a notification; provided however such objection may only be on reasonable grounds and Provider shall only be obligated to negotiate in good faith to resolve any such objection. Provider may notify Recipient of Sub-processors by sending Recipient a notice by email. Provider will conduct appropriate due diligence in respect of the Sub-processor’s data privacy and security practices and procedures and shall enter into a written agreement with each Sub-processor containing obligations which are equivalent to those set out in this Section 14.4(e). If Recipient objects to the engagement by Provider of any new Sub-processor during the Term and that impacts the ability of Provider to perform any part of the Services, Provider may remove the affected Service from the scope of this Agreement;

(f) not transfer any Recipient Data outside the United Kingdom or the European Economic Area (EEA), except as described in Provider’s privacy policy at www.informa.com/privacy-policy or otherwise with the express prior written consent of Recipient (which may include, as appropriate, the Parties putting in place an additional data transfer mechanism, such as approved contractual clauses (or identifying an appropriate derogation) to enable any such transfer to be undertaken in accordance with applicable Data Protection Law);

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(g) if requested by Recipient, provide Recipient with reports concerning Provider’s data protection procedures relating to its compliance with this Section 14.4;

(h) notify Recipient as soon as reasonably practicable and in writing if it becomes aware of a personal data breach and provide Recipient with assistance in responding and mitigating it;

(i) maintain a log of personal data breaches;

(j) assist Recipient in complying with Article 35 (Data Protection Impact Assessment) and Article 36 (Prior Consultation) of the GDPR in respect of any new type of processing proposed, in accordance with the Data Protection Law; and

(k) on expiry or termination of this Agreement, either destroy all Recipient Data or transfer it to Recipient or a nominated Third Party (in a mutually agreed format and by a mutually agreed method), with the exception that Provider shall be entitled to retain specific Recipient Data if required by applicable Law or if permitted for certain legitimate business purposes, as further described in Provider’s privacy policy at www.informa.com/privacy-policy.

Section 14.5 Protection Measures. Each of the Parties agrees to maintain appropriate technical and organizational measures against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access and against all other unlawful forms of processing of any personal data provided or received pursuant to this Agreement. Recipient acknowledges and agrees that the measures maintained by Provider as the Effective Date are appropriate and sufficient for the purposes of this Section 14.5.

ARTICLE 15

DISCLAIMER; LIMITATION OF LIABILITY

Section 15.1 Disclaimer of Representations and Warranties. EXCEPT FOR ANY EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS ON BEHALF OF ITSELF AND ITS AFFILIATES ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES.

Section 15.2 Limitation of Liability. Subject to Section 15.4 neither Party nor any of its Affiliates shall be liable, whether in warranty, contract, tort or otherwise, for any consequential damages, special damages, incidental or indirect damages, loss of revenue or profits, diminution in value, damages based on multiple of revenue or earnings or other performance metric, loss of business reputation, punitive and exemplary damages or any similar damages of the other Party, or any of its Affiliates or any of their officers, employees, agents or representatives, which in any way arise out of, relate to, or are a consequence of, such Party’s or any Affiliate of such Party’s performance or nonperformance hereunder, or the provision of or failure to provide any of the Services hereunder.

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Section 15.3 Caps on Liability. Subject to Section 15.4, the liability of Provider, on the one hand, or Recipient, on the other hand, with respect to this Agreement or anything done in connection herewith, including the performance or breach hereof, or from the sale, delivery, provision or use of any of the Services provided under or pursuant to this Agreement, whether in warranty, contract, tort (including any form of negligence, recklessness, willful misconduct or strict liability) or otherwise, shall not exceed an amount equaling the Service Fee payable by Recipient to Provider or any Affiliate of Provider, without giving effect to any reduction pursuant to Exhibit E, during the preceding twelve (12) months in respect of the Service from which such liability flows (or 150% of such amount in the case of a breach of Article 14). With respect to any Service that is provided by a third-party subcontractor, Provider’s total liability for any nonperformance of, or failure to perform, such Service (a “Subcontractor Performance Failure”) shall be strictly limited to the actual recovery from such subcontractor of any damages or indemnification under contract or at law that are attributable to such Subcontractor Performance Failure, and in no event shall Provider have any further liability in respect thereof. If requested by Recipient, Provider shall use commercially reasonable efforts to pursue any remedies it may have against a subcontractor for such Subcontractor Performance Failure. Service Recipient shall reimburse Provider for any costs and expenses incurred by Provider in pursuing remedies on Recipient’s behalf. Each Party shall use commercially reasonable efforts to mitigate damages for which the other Party is responsible in connection with this Agreement.

Section 15.4 The limitations on liability set forth in Section 15.2 and Section 15.3 shall not apply to limit liability arising from: (i) the fraud, gross negligence or willful misconduct of a Party; or (ii) the intentional or willful cessation of any obligations of Provider in a manner not contemplated by this Agreement or refusal of Provider to make available any Services.

ARTICLE 16

INDEMNIFICATION

Section 16.1 Indemnification.

(a) Recipient shall indemnify Provider and Affiliates of Provider and its and their respective directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents (each a “Provider Indemnified Party” and collectively the “Provider Indemnified Parties”), and defend and hold the Provider Indemnified Parties harmless from and against any and all damages, fines, penalties, losses, liabilities (including settlements and judgments) and expenses (including interest, court costs, reasonable fees and expenses of attorneys, or other reasonable fees and expenses of litigation or other proceedings relating to a claim, default or assessment) (collectively, “Losses”) that may be paid or are suffered or incurred by any Provider Indemnified Party that arise out of or relate to any suit, claim, action or cause of action, demand or proceeding asserted by a Third Party against the Indemnified Party (collectively, “Third Party Claims”) that allege (1) any material breach by Recipient or any Affiliate of Recipient of its obligations under Article 12 (Confidentiality) and Article 14 (Compliance, Data Protection), or (2) the fraud, gross negligence or willful misconduct of Recipient or any Affiliate of Recipient.

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(b) Provider shall indemnify Recipient and Affiliates of Recipient and its and their respective directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents (each a “Recipient Indemnified Party” and collectively the “Recipient Indemnified Parties”), and defend and hold the Recipient Indemnified Parties harmless from and against any and all Losses that may be paid or are suffered or incurred by any Recipient Indemnified Party that arise out of or relate to any Third Party Claims that allege (1) any material breach by Provider or any Affiliate of Provider of its obligations under Article 12 (Confidentiality) and Article 14 (Compliance, Data Protection), or (2) the fraud, gross negligence or willful misconduct of Provider or any Affiliate of Provider.

Section 16.2 Indemnification Procedure.

(a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any assertion of any pending or threatened Third Party Claim that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, describing in reasonable detail the relevant facts and circumstances; provided, however, that the failure to provide timely notice shall not release the Indemnifying Party from any of its obligations under this Article 16 except to the extent the Indemnifying Party is actually prejudiced by such failure.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 16.2(a) with respect to any Third Party Claim, the Indemnifying Party may assume the defense and control of such Third Party Claim. In the event that the Indemnifying Party shall assume the defense of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, that (i) if the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have a conflict of interest or different defenses available with respect to such Third Party Claim or (ii) the Indemnifying Party has not in fact employed counsel to assume control of such defense, the reasonable fees and expenses of one counsel (in addition to local counsel) to the Indemnified Parties shall be considered “Losses” for purposes of this Agreement. The Party that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence. Provider and Recipient, as the case may be, shall, and shall cause each of their respective Indemnified Parties to, cooperate fully with the Controlling Party in the defense of any Third Party Claim. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall be entitled to control such defense. The Controlling Party shall keep the other Party advised of the status of such Third Party Claim and the defense thereof. If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with this Section 16.2(b) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of, or consenting to the entry of any judgment arising from, such Third Party Claims unless (x) the Indemnifying Party shall (i) pay or cause

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to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Identified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim and (y) such settlement or consent shall not include an admission of wrongdoing on the part of any Indemnified Party. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Loss for which such Indemnified Party seeks indemnification under this Agreement.

ARTICLE 17

DISPUTE RESOLUTION

Section 17.1 Dispute Resolution. If there is a dispute between the Parties hereto or their respective Affiliates arising out of or relating to this Agreement, either Party may, at any time, give notice to the other Party requesting to discuss actions that might be taken to resolve such dispute and the Parties hereto shall, promptly upon receipt of such notice, negotiate in good faith with respect to the disputed issue and use commercially reasonable efforts to resolve such dispute; provided that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) either Party to agree upon any such actions. If the Parties hereto shall have failed to reach a resolution of the dispute within thirty (30) days after notice of such dispute has been given, either Provider or Recipient, as the case may be, may submit by written notice to the other Party a request that the respective senior officers of Provider and Recipient discuss such actions, and as promptly as practicable after such notice of submission has been given, each of Provider and Recipient shall cause such senior officers to negotiate in good faith with respect to such actions and use commercially reasonable efforts to resolve such dispute within ten (10) days of the matter being submitted to them; provided that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) any of such senior officers to agree upon any such actions. If at the end of such time the Parties are unable to resolve the dispute amicably, then nothing in this Article 17 shall prevent a Party from seeking to adjudicate such a dispute pursuant to Section 19.11, nor shall this Article 17 prevent a Party from seeking a judicial resolution on an emergency or similar expedited basis (subject to the limitations set forth in Section 19.11). Except where prohibited or enjoined by order of an authority with jurisdiction over a Party, each Party shall continue to perform its obligations under this Agreement during any period of time when the dispute resolution procedures outlined above are being followed.

ARTICLE 18

EMPLOYEES

Section 18.1 The Parties intend that the Transfer Regulations shall not apply in such a way so as to transfer the employment of any person from the Recipient or its Affiliates or an Existing Provider to the Provider or its Affiliates at the start of the Transition Period (or commencement of all or part of the Services) or from the Provider or its Affiliates to the Recipient or its Affiliates at the end of the Transition Period (or earlier termination of all or part of the Services).

Section 18.2 Recipient Employees. To the extent that any employees of the Recipient or its Affiliates or an Existing Provider allege or assert that their employment transfers to the Provider or its Affiliates pursuant to the Transfer Regulations on commencement of all or part of the Services, or there is a determination to the same effect (the “Non-Disclosed Recipient Employee(s)”) the Provider, or its relevant Affiliate, shall be indemnified against all Liabilities (i) arising out of or related to the employment of the Non-Disclosed Recipient Employee and the termination of the employment of the Non-Disclosed Recipient Employee; and (ii) that it or they may have incurred by reason of any failure to comply with Regulation 13 or 14 of TUPE or comparable provisions under the Transfer Regulations in respect of any such employees outside of the UK, provided that:

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(a) the Provider shall notify the Recipient of any such allegation, assertion or determination promptly and in any event within ten (10) Business Days of becoming aware of it;

(b) within ten (10) Business Days of receiving such notification, the Recipient may make to that Person an offer of employment or notify the Provider that no such offer shall be made;

(c) within ten (10) Business Days of becoming aware of such offer having been made and/or notification that no offer shall be made, the Provider terminates the employment of such Person; and

(d) this indemnity will not apply to the extent that any Liabilities arise from or are exacerbated by any act of discrimination, victimization, harassment or other serious impropriety by the Provider, or its relevant Affiliate, and the Provider agrees that it shall (or shall procure that the Provider Affiliate shall) discharge all such Liabilities in respect of such discrimination, victimization, harassment and/or serious impropriety.

Section 18.3 Provider Employees. To the extent that any TSA Employee alleges or asserts that their employment transfers to the Recipient or its Affiliates pursuant to the Transfer Regulations on termination of all or part of the Services, or there is a determination to the same effect (the “Non-Disclosed Provider Employee(s)”), then:

(a) if the Recipient or its relevant Affiliate has an appropriate vacancy then the Non-Disclosed Provider Employee should be considered for the role in accordance with Section 18.5 below; and

(b) the Recipient, or relevant Affiliate, shall be indemnified against all Liabilities (i) arising out of or related to the employment of the Non-Disclosed Provider Employee and the termination of the employment of the Non-Disclosed Provider Employee (save for any Non-Disclosed Provider Employee who accepts a vacancy with the Recipient or any of its Affiliates); and (ii) that it or they may have incurred by reason of any failure to comply with Regulation 13 or 14 of TUPE or comparable provisions under the Transfer Regulations in respect of any such employees outside the UK, provided that:

(i) the Recipient shall notify the Provider of any such allegation, assertion or determination promptly and in any event within ten (10) Business Days of becoming aware of it;

(ii) within ten (10) Business Days of receiving such notification, the Provider may make to that Person an offer of employment or notify the Recipient that no such offer shall be made;

(iii) within ten (10) Business Days of becoming aware of such offer having been made and/or notification that no offer shall be made, the Recipient terminates the employment of such Person; and

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(iv) this indemnity will not apply to the extent that any Liabilities arise from or are exacerbated by any act of discrimination, victimization, harassment or other serious impropriety by the Recipient, its relevant Affiliate, and the Recipient agrees that it shall (or shall procure that the Recipient Affiliate shall) discharge all such Liabilities in respect of such discrimination, victimization, harassment and/or serious impropriety.

Section 18.4 The Parties acknowledge and agree that in view of their intention and agreement set out in Sections 18.2 and 18.3, it would not be just and equitable for any claim to be made by the relevant transferee in respect of any failure to provide Employee Liability Information in respect of any Non-Disclosed Recipient Employee or Non-Disclosed Provider Employee (as defined in Regulation 11 of TUPE), or such similar provision in the Transfer Regulations as applies in relation to those employees outside of the UK.

Section 18.5 Toro Vacancies. In relation to those TSA Employees performing the Services listed at Part C.4 (Group HR Services) and E (Business Support Services) of Exhibit A only, during the period commencing three (3) months prior to each Service Termination Date:

(a) the Recipient shall promptly inform the Provider of any vacancies with the Recipient and its Affiliates that may reasonably be considered to be relevant to the TSA Employees for that Service (the “Vacancies”);

(b) the Provider shall, at its discretion, disclose the Vacancies to the TSA Employees for that Service;

(c) the Recipient shall procure that the TSA Employees have the opportunity to apply for the Vacancies;

(d) the Provider will, at its discretion, provide the Recipient with access to any TSA Employee who applies for a Vacancy and take reasonable steps to facilitate discussions between the Recipient and the relevant TSA Employee in relation to any Vacancies;

(e) the Recipient will inform the Provider of the identity of any individual it will make an offer of employment to in relation to a Vacancy;

(f) the Recipient shall only be entitled to make an offer of employment to a TSA Employee in relation to a Vacancy upon receiving written consent from the Provider or its Affiliates (whose consent shall not be unreasonably withheld, including having regard to the Provider’s ability to continue to provide the Services in accordance with this Agreement); and

(g) the Provider or its Affiliates shall release such TSA Employee from their employment prior to the Service Termination Date in order to enable them to take up employment with the Recipient.

Section 18.6 Notwithstanding anything to the contrary in this Agreement, in the event any TSA Employee is hired or engaged, as the case may be, by Recipient or any of its Affiliates, then the Services Standard shall immediately change upon the date of such hiring or engagement to a modified Services Standard determined on the basis of such TSA Employee not being available to provide any assistance or service to Ivory and its Affiliates during the Reference Period along with the assumption that such TSA Employee could not be replaced.

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Section 18.7 For the purposes of this Article 18 only:

(a) ”Claim” includes a claim by any person (including a trade union, employee representative, a governmental or statutory or local authority or commission);

(b) ”Existing Provider” means any existing provider (prior to the Provider supplying all or part of the Services) of services similar to all or part of the Services to the Recipient;

(c) ”Liability” and “Liabilities” in relation to any employee means any cost, Claim, liability or expense under or in relation to his employment or termination of employment including any award, compensation, damages, fine, loss, order, penalty, payment made by way of settlement and costs and expenses (including legal costs) reasonably incurred in connection with a Claim, threat of action, allegation or investigation.

ARTICLE 19

MISCELLANEOUS

Section 19.1 Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email with acknowledgment of receipt requested (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses and marked to the attention of the individual (by name or title) designated below (or to such other address or individual as a Party may designate by notice to the other Party):

To Provider:

Informa Group Limited

5 Howick Place

London, SW1P 1WG

UK

Attn:    Group General Counsel

Email:  [***]

with a copy (which will not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attn:     Benjamin K. Sibbett

Email:  [***]

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To Recipient:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attn: Daniel Noreck

Email:  [***]

and

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attn: Charles Renncik

Email:  [***]

with a copy (which will not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Joseph B. Conahan

Email:  [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

Attention: Andrew Alin

Email:  [***]

Section 19.2 Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each Party and that identifies itself as an amendment to this Agreement.

Section 19.3 Waiver and Remedies. A Party may (a) extend the time for performance of any of the obligations or other acts of the other Party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party to this Agreement contained in this Agreement or (c) waive compliance with any of the covenants or conditions for the benefit of such Party contained in this Agreement; provided that (i) any such extension or waiver by either Party to this Agreement will be valid only if set forth in a written document signed on behalf of the Party against whom the extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver; and (iii) no failure or delay by either Party in exercising any right or remedy under this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Except as otherwise provided in this Agreement, any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in law or in equity.

Section 19.4 Entire Agreement. This Agreement (including all exhibits) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, with respect to the subject matter thereof, except for the Transaction Documents. In the event of a conflict between the terms of this Agreement and the terms of the Merger Agreement, the terms of the Merger Agreement shall control.

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Section 19.5 Assignment, Successors and No Third Party Rights. This Agreement binds and benefits the Parties and their respective successors and permitted assigns. Neither Party may directly or indirectly assign any rights or delegate any obligations under this Agreement, without the prior written consent of the other Party, except that Provider may directly or indirectly assign any rights or delegate any obligations under this Agreement to any Affiliate or any Subcontractor of Provider. Any attempted assignment in violation of this Section 19.5 shall be void ab initio. Nothing expressed or referred to in this Agreement shall be construed to give any Person, other than the Parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except (i) such rights as may inure to a successor or permitted assignee under this Section 19.5, (ii) for Section 16.1, which is intended to benefit and to be enforceable by Recipient Indemnified Parties as specified therein and (iii) for Section 19.5, which is intended to benefit and to be enforceable by Affiliates of Recipient.

Section 19.6 Non-solicitation.

(a) During the Transition Period and for a period of twenty four (24) months following the end of the Transition Period, Recipient shall not, and shall cause its Affiliates not to, directly or indirectly, for itself or on behalf of or in conjunction with any other Person, without Provider’s prior written consent, solicit for employment, employ, engage or offer employment or engagement to any current or former employee or consultant of Provider or any of its Affiliates involved in the performance of any Services under this Agreement (a “TSA Employee”) unless such employee shall have ceased to be employed by Provider or such Affiliate for a period of at least six (6) months prior thereto.

(b) This Section 19.6 shall not be deemed to prohibit Recipient or any of its Affiliates from (i) engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not specifically targeted towards any TSA Employee or group of TSA Employees, (ii) employing or offering employment to a TSA Employee that responds to any such general media advertising or solicitation (iii) soliciting for employment or engagement or hiring any TSA Employee that has been terminated by Provider or its Affiliates, or (iv) offering employment to or hiring any TSA Employee pursuant to the recruitment process provided for at Section 18.5 of this Agreement.

Section 19.7 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable. If any provision of this Agreement (or any portion thereof) is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent legally permissible.

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Section 19.8 Exhibits. The Exhibits to this Agreement are incorporated herein by reference and made a part of this Agreement.

Section 19.9 Interpretation. In the negotiation of this Agreement, each Party has received advice from its own attorneys. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement shall be interpreted for or against any Party because that Party or its attorney drafted the provision.

Section 19.10 Expenses. Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives.

Section 19.11 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT AND ALL PROCEEDINGS OR COUNTERCLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. In any action or proceeding between or among the Parties arising out of or relating to this Agreement, each of the Parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any Party’s address and in the manner set forth in Section 19.1 shall be effective service of process for any such action, it being acknowledged and agreed that the foregoing shall not limit the right of a Party to effect service of process on any other Party by any other legally available method. Provider (on behalf of itself and its Affiliates) further irrevocably consents to process being served on it in any action or proceeding by mailing a copy thereof in the manner for delivery of notices specified in Section 19.1 to Informa USA, Inc. (“Process Agent”) with an address on the date hereof of 605 3rd Avenue, 22nd Floor, New York, New York 10158, Attention: Legal, as such Person’s agent for the purpose of accepting service of any process in the United States. Provider agrees that such service upon receipt by Process Agent (x) shall be deemed in every respect effective service of process upon such Person in any such action or proceeding and (y) shall, to the fullest extent permitted by applicable Law, be taken and held to be valid personal service upon and personal delivery to such Person.

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(b) EACH PARTY (ON BEHALF OF ITSELF AND ITS AFFILIATES) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY (OR ITS AFFILIATES) MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 19.11.

Section 19.12 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (i) to bind or commit, or to act as an agent, employee or legal representative of, the other Party, except as may be specifically set forth in other provisions of this Agreement, or (ii) to have the power to control the activities and operations of the other Party in violation of applicable Law. The Parties are independent contractors with respect to each other under this Agreement. Subject to its obligations hereunder, Provider shall use its sole discretion and shall have complete control over the work performed pursuant to this Agreement, its employees, and other details of performing its obligations hereunder. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 19.12.

Section 19.13 Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party. The signatures of both Parties need not appear on the same counterpart. The execution of counterparts by electronic signature or delivery of duly executed counterparts by electronic transmission is as effective as signing and delivering the counterpart in person.

Section 19.14 Force Majeure. No Party hereto shall be liable to another for its failure to perform hereunder caused by contingencies beyond its reasonable control (“Force Majeure”), including acts of God, fire, flood, wars, acts of terrorism, sabotage, strike and government actions. Any Party asserting its inability to perform any obligation hereunder for any such contingency shall promptly notify the other Party of the existence of any such contingency and shall use its commercially reasonable efforts to recommence its performance of such obligation as soon as commercially practicable. Neither Party shall be relieved of its obligations pursuant to this Section 19.14 to the extent it does not use commercially reasonable efforts to recommence performance of its obligations or otherwise to remedy the event of Force Majeure.

[Signature pages follow]

34

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

RECIPIENT:

TECHTARGET, INC.

By:
Name:
Title:

PROVIDER:

INFORMA GROUP LIMITED

By:
Name:
Title:

Transitional Services Agreement

Signature Page

EXHIBITS

Exhibit A	Services; Fees; Term
Exhibit B	Property Services; Related Fees; Term
Exhibit C	Excluded Services
Exhibit D	Change Request Form
Exhibit E	Sub-Services Agreements

List of Exhibits

Exhibit A	Services; Fees; Term
[***]

A-1

Exhibit B	Property Services; Related Fees; Term
[***]

B-1

Exhibit C	Excluded Services
[***]

C-1

Exhibit D	Change Request Form

Change Request Form

Change ref. no.:	Take next successive number	Change title:	Insert brief title for change

Date proposed:	Insert date	Proposed by:	Insert name and contact details

Priority:	Select from: “High”, “Medium” or “Low” (see key below)	Target date for review/approval:	Insert date

Description of change

Insert description, scope and objective of the requested change.

Impact of change

Insert, to include impact on the contractual terms affected, such as the scope or performance standards of any Service, along with impact on fees.

Proposed timetable to implement the change

Insert timetable/schedule for the requested change.

Priority key:

“High”: change relates to a legal requirement.

“Medium”: change will have material business impact.

“Low”: all other changes that are not High or Medium.

D-1

Exhibit E	Sub-Services Agreements

1. Provider may require that any of the Services (Sub-Services) are to be provided to Recipient by any of its Affiliates under a Sub-Services Agreement, in which case the Parties shall procure the execution of a Sub-Services Agreement by its Affiliate and Recipient.

2. Each Sub-Services Agreement shall be in the form of the template agreement set out in Attachment I to this Exhibit D

3. Where a Sub-Services Agreement is established, and for so long as it remains in force:

3.1 the Sub-Services shall be provided by the relevant Affiliate of Provider to Recipient under that Sub-Services Agreement, and shall cease to be provided by Provider to such Recipient under this Agreement;

3.2 the Service Fees payable under this Agreement shall be reduced by the amount of the Service Fees payable by Recipient under the Sub-Services Agreement; and

3.3 Provider shall cause its Affiliate to comply with all obligations of Provider under this Agreement in the performance of such Affiliate’s performance under the Sub-Services Agreement. Provider shall be liable to Recipient for all acts or omissions of such Affiliate; provided that Provider and that Affiliate shall not be liable more than one for the same underlying cause of action.

4. Any liability under a Sub-Services Agreement shall be governed by and count towards the limitations of liability set out in Article 15.

Attachment I to Exhibit E

Template Sub-Services Agreement

This Sub-Services Agreement (Sub-Services Agreement) is entered into on [•] (the Sub-Services Agreement Date), by and between [•], with an office at [•] (Recipient), and [•], with an office at [•] (Sub-Service Provider) (each a “Party” and together the “Parties”).

WHEREAS:

A [•] (Provider) and [•] (Recipient) entered into the Transitional Services Agreement dated [•] (the “Transitional Services Agreement” or “TSA”).

B. Provider has agreed to provide certain services to Recipient under the terms of the TSA (the “Services”), and the TSA contemplates that Provider and Recipient may agree that some of those Services should be provided by an Affiliate of Provider to Recipient directly under the terms of a separate Sub-Services Agreement.

C. The purpose of this Sub-Services Agreement is to set forth the terms and conditions for the Sub-Service Provider to provide the Services set out herein to Recipient.

5. PROVISION OF THE LOCAL SERVICES

5.1 During the term of this Sub-Services Agreement, the Sub-Service Provider will provide the following services (the Sub-Services) that are described in the TSA, to Recipient: [•]

5.2 The Sub-Service Provider will, in providing the Sub-Services, comply with all of the obligations that Provider has in respect of the provision of the Services under the terms of the TSA.

5.3 Recipient will comply with all of the obligations that Recipient has in respect of the use and receipt of the Services under the terms of the TSA, with respect to the Sub-Services.

6. TERM

6.1 The term of this Sub-Services Agreement will commence on the Sub-Services Agreement Date and will continue thereafter until the TSA has been terminated (for whatever reason) or has expired in relation to all of the Sub-Services, whereupon this Sub-Services Agreement will terminate.

6.2 The Parties hereto hereby irrevocably waive their right to terminate this Sub-Services Agreement (other than as provided for in Section 8.2 of the TSA or as otherwise permitted by the terms of the TSA) unless both Recipient and Provider have consented to such termination.

7. SERVICE COSTS

7.1 The Parties have agreed that the Sub-Service Provider will charge the Service Fees for the provision of the Sub-Services under this Sub-Services Agreement directly to Recipient, and Recipient shall pay those Service Fees to the Sub-Service Provider on the terms set out in the TSA.

8. OTHER TERMS OF THE TSA

8.1 The terms of the TSA, as amended from time to time by Provider and Recipient, are hereby incorporated by reference and shall apply mutatis mutandis between the Parties as if they were “Provider” and “Recipient” respectively. In particular, but without limitation:

8.1.1 all claims and liabilities of Recipient and the Sub-Service Provider under or in connection with this Sub-Services Agreement (including any incorporated term of the TSA) shall be governed by Article 17 of the TSA; and

8.1.2 any liability of Recipient and the Sub-Service Provider under or in connection with this Sub-Services Agreement (including any incorporated term of the TSA) shall be governed by Article 15 of the TSA.

8.2 This Sub-Services Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, [Delaware law].

SIGNED BY:

[Recipient]	[Sub-Services Provider]

By:	By:
Name:	Name:
Title:	Title:

Date:	Date:

EXHIBIT V-B

Dated [•], 2024

[RELEVANT INFORMA ENTITY]

and

TORO COMBINECO, INC.

FORM (US) OF

SUPPLEMENTAL

TRANSITIONAL SERVICES AGREEMENT

		Page
1.	Commencement and Term	1
2.	Provision of the Services	1
3.	Terms, Conditions and Benefits of Service Employees	2
4.	Fees	4
5.	Obligations of the Supplier	4
6.	Obligations of a Service Recipient	5
7.	Litigation	5
8.	Intellectual Property Rights	5
9.	Data Access and Use of Branding	6
10.	Termination of the Services and the Agreement	6
11.	Tax	7
12.	Miscellaneous	8
SCHEDULE 1		1
LIST OF SUPPLIER EMPLOYERS		1
SCHEDULE 2		1
ITEMS TO BE INCLUDED IN SERVICE FEE		1

- i -

THIS AGREEMENT is made             [•];

BETWEEN:

(1)	[RELEVANT IVORY ENTITY] (the “Supplier”); and

(2)	Toro CombineCo, Inc., a Delaware corporation (the “Service Recipient”).

WHEREAS:

(A)

The Supplier and Service Recipient are party to that certain Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”) by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc.,, pursuant to which the Bluefin Business will be owned by Bluefin and its Affiliates and all of the outstanding equity of Bluefin and Toro will be owned by CombineCo.

(B)

Prior to Closing occurring under the Merger Agreement, it may not be possible for all of the employees assigned to the Bluefin Business in the Service Jurisdiction to be transferred to or remain employed by an appropriate employing entity of the Service Recipient or its Group (or a third party entity engaged by the Service Recipient or its Group). Accordingly, the Supplier and certain members of its Group has agreed to supply to the Service Recipient, on a transitional basis, services for the operation of the Bluefin Business in the Service Jurisdiction (the “Services”) to be carried out by those individuals (as identified in Schedule 1) who are employees of the relevant Supplier Employers and are reasonably necessary for the performance of the Services by the Supplier to the Service Recipient, during the term of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Commencement and Term.

This Agreement shall commence on and will take effect from the date closing occurs under the Merger Agreement (the “Closing Date”). Thereafter this Agreement shall continue on the terms set out below, subject to termination in accordance with Clause 10.

2.	Provision of the Services.

2.1

The Supplier shall (or shall procure that the relevant Supplier Employer shall) provide the relevant Services to the Service Recipient (or to the relevant members of the Service Recipient’s Group) in the Service Jurisdiction (until the provision of the Services is terminated in accordance with Clause 10).

2.2

For the purposes of providing the Services, the Supplier shall (or shall procure that the relevant Supplier Employer shall) make use of the employees of the Supplier Employer, in the Service Jurisdiction (the “Service Employees”). The Service Employees shall be assigned duties as may be determined by the Service Recipient consistent with the job, title, duties and reporting responsibilities that they have with the relevant Supplier Employer on the date of this Agreement.

2.3

Notwithstanding any other provisions of this Agreement, the Supplier shall have no obligation to provide the Services to the Service Recipient pursuant to this Agreement where to do so would put any Party, any of the Supplier Employers, any of the Service Employees or any of the employees of the Service Recipient or Supplier Employers in breach of:

2.3.1	any applicable law, immigration rules or work permit requirements; or

2.3.2	the rules of any entity or authority which regulates the business of either Party.

Notwithstanding this, in the event of the foregoing, the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate any breach or potential breach as soon as reasonably practicable.

2.4

The Supplier (on the one hand) and the Service Recipient (on the other hand) will each appoint, from time-to-time, appropriate individual/s to act as coordinator/s in relation to the supply of the Services under this Agreement. Such coordinator/s will be responsible for liaising with the relevant coordinator/s of the other Party with regards to guidelines and instructions relating to the Service Employees and the provision of the Services.

2.5

The Parties shall (and the Supplier shall procure that the Supplier Employers shall) cooperate and assist each other in the identification, investigation and resolution of concerns relating to or arising from workplace discrimination and sexual harassment, as well as compliance with all applicable laws and regulations governing safety and the wellbeing of employees in the workplace, in each case as is reasonably practicable.

3.	Terms, Conditions and Benefits of Service Employees.

3.1

During the provision of the Services, the Service Recipient shall be responsible for the management, organisation and supervision of their respective Service Employees, and the relevant Supplier Employers shall be responsible for: (i) paying or discharging all pay, commission, other incentives arrangements, benefits, sick pay, vacation pay, and holiday pay, Taxes (including local withholding and payroll taxes), employer and employee social security contributions (or similar), and any other payments relating to the employment of the Service Employees by the relevant Supplier Employer required under applicable laws; (ii) reimbursing each Service Employee for travel and business expenses in accordance with its applicable policies in effect as of the Closing Date; (iii) providing any legally required insurance (including, without limitation, workers’ compensation); (iv) managing all grievances, disciplinaries and performance matters; (v) administering leave requests and providing Human Resources support; (vi) allowing continued participation by the Service Employees in the incentive arrangements and (vi) all other employer legal obligations or duties to, on behalf of, or in respect of each Service Employee during the period of the provision of the Services. Notwithstanding the foregoing, the Supplier shall not be responsible for any bonuses to be paid to Service Employees in respect of the 2024 calendar year; rather, such bonuses shall, to the extent payable, be paid to the eligible Service Employees by the Service Recipient in accordance with the applicable terms and conditions of such bonuses before March 15, 2025.

3.2

The Service Employees will be supplied to the Service Recipient for the performance of the Services for and on behalf of the Supplier for the duration that the Services are provided pursuant to this Agreement unless the employment of any Service Employee is terminated by the Supplier Employer or by such Service Employee. In such circumstances, the Supplier Employer may be required to hire a new employee as a replacement for that Service Employee (in accordance with Clauses 3.3 and 3.4 below).

3.3

During the period of the Services under this Agreement the Service Recipient may request in writing that the Supplier procures that the relevant Supplier Employer will make an offer of employment and if that offer of employment is accepted, employ an individual who is not currently a Service Employee (a “New Service Employee”) to be based in the Service Jurisdiction. The New Service Employees will from the date they become employed by a Supplier Employer become STSA Offer and Acceptance Employees for the purpose of Annex C of the Merger Agreement.

3.4

If an offer of employment is made by a Supplier Employer and is accepted under Clause 3.3 above, the Parties agree that such New Service Employee will become a Service Employee under this Agreement and the provisions of this Agreement shall apply in full to such New Service Employee from the date on which the employment of such New Service Employee commences with a Supplier Employer until the end of the relevant Service term or the termination of such New Service Employee’s employment if earlier.

3.5	The Service Recipient agrees that any written request under Clause 3.3 above to the Supplier:

3.5.1	shall be made at least ten (10) days prior to the date on which the Service Recipient requires the relevant Supplier Employer to make an offer of employment to a New Service Employee; and

3.5.2	shall include sufficient detail on the terms, conditions and benefits of such offer and the preferred Supplier Employer.

The Service Recipient will inform the Supplier on a monthly basis of the estimated number of offers of employment the Service Recipient expects to request for the applicable calendar month. If the Service Recipient becomes aware that its estimate on the number of offers will materially change, it will inform the Supplier thereof as soon as reasonably practicable.

3.6	The Service Recipient agrees that, save as required by applicable law and any applicable Supplier policies and procedures:

3.6.1

the Supplier Employers will not be under any obligation to set up or establish new benefit plans (including but not limited to pension arrangements) for a New Service Employee (save that, for the avoidance of doubt, each New Service Employee shall be eligible to receive the applicable Supplier Employer’s existing benefit plans available to other Service Employees, subject to Clause 3.6.2; and

3.6.2	the Supplier Employers will not be required to provide equity or equity based or linked benefits or defined benefit pension benefits to a New Service Employee.

3.7

During the period of the Services under this Agreement, the Service Recipient may upon written request to the Supplier request that the Supplier terminate (or cause the applicable Supplier Employer to terminate) the employment of a Service Employee. If the Service Recipient makes a written request under this clause, the Supplier shall procure that to the extent permitted by applicable law and any applicable Supplier policies and procedures, the relevant Supplier Employer shall take all reasonable steps to terminate the employment of such Service Employee within a reasonable period of time in accordance with applicable law and any applicable employment contract (which will include any period of notice, severance pay, consultation or process required by applicable law).

3.8	The Service Recipient agrees:

3.8.1

any written request under Clause 3.7 above to the Supplier shall specify the business reasons why the Service Recipient is making such a request which is to be made as soon as reasonably practicable in advance of the date on which the Service Recipient requires the relevant Supplier Employer to serve notice of termination of employment on, or initiate the relevant termination proceedings for, the relevant Service Employee;

3.8.2

it will provide the Supplier and the relevant Supplier Employer with reasonable information and cooperation to ensure the relevant Supplier Employer can comply with applicable law in relation to the termination of employment of such Service Employee; and

3.8.3

the relevant Supplier Employer will not be under any obligation to terminate the employment of a Service Employee under Clause 3.7 if to do so would mean the Supplier Employer would be in breach of applicable law or applicable Supplier policies and procedures (including but not limited to applicable law relating to discrimination); provided that Supplier will promptly inform the Service Recipient of any such potential breach and the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate the potential breach as soon as reasonably practicable.

3.9

The Service Recipient will indemnify and hold harmless on an after-Tax basis, the Supplier (for itself and on behalf of each Supplier Employer) for all Losses arising out of the termination of employment of a Service Employee requested by the Service Recipient; provided that in relation to any such termination, the Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

3.10	The Supplier shall amend Schedule 1 from time to time as needed to reflect changes to the Service Employees made pursuant to this Clause 3.

4.	Fees.

4.1

The Service Recipient shall pay or procure payment to the Supplier or a Supplier Employer as the Supplier may direct a service fee plus any Service Taxes payable thereon in accordance with Clause 11 calculated to include the cost of the items set out in Schedule 2 of this Agreement in relation to the Service Employees in the Service Jurisdiction providing the Services each month (“Services Fee”).

4.2	The Services Fee will be payable in United States Dollars within twenty (20) Business Days following receipt of an appropriate invoice sent at or shortly after month end, prorated as appropriate.

5.	Obligations of the Supplier.

5.1

The Supplier shall (and shall procure that the Supplier Employer shall) in respect of each Service Employee: (i) prior to Closing, notify the relevant Service Employee of the Services to be provided to the Service Recipient; and (ii) subject to the Service Recipient reimbursing the Supplier Employers for reasonable costs incurred, make any declarations and promptly obtain, to the extent commercially viable and reasonable to do so, all permits or approvals from any governmental, regulatory and professional bodies as are necessary to enable that Service Employee to be engaged in the provision of the relevant Services to the Service Recipient (for and on behalf of the Supplier) and supplied to the Service Recipient for such purpose. Subject at all times to Clause 2.3, if the Supplier is unable to obtain any necessary permits or approvals, the Supplier will within a reasonable period of time inform the Service Recipient and the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate as soon as reasonably practicable. The Supplier is under no obligation to provide the Services whilst the parties are seeking to remediate the situation and shall be under no obligation to provide the Services if the Parties are unable to remediate the situation. The Service Recipient will indemnify and keep indemnified on an after-Tax basis, the Supplier (for itself and on behalf of each Supplier Employer) against all Losses incurred by the Supplier and the Supplier Employers directly arising from the failure to obtain any necessary permits or approvals from any governmental, regulatory and professional bodies as are necessary to enable that Service Employee to be engaged in the provision of the relevant Services to the Service, including all Losses connected with the termination of a Service Employee’s employment as a result; provided that in relation to any such termination, the Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

5.2

In connection with the provision of the Services, and without prejudice to Clause 6, the Supplier shall procure that the Supplier Employers shall at all times comply with all applicable laws, statutes, regulations and any applicable Supplier contracts, policies and procedures including (without limitation) those pertaining to Tax, social security and health and safety insofar as they relate to the Service Employees.

5.3

Without the provision of such documents implying the existence of any employment relationship between the Service Recipient and any Service Employees, the Service Recipient shall provide the Supplier with copies of its policies and rules that it wishes to be applicable to the Service Employees.

5.4

For the avoidance of doubt, except as expressly provided for in this Agreement, the Supplier and Supplier Employers shall not be subject to any minimum service levels of performance requirements with respect to the provision of the Services to the Service Recipient.

6.	Obligations of a Service Recipient.

6.1

The Service Recipient agrees to hold harmless and keep the Supplier and the Supplier Employers fully and effectively indemnified, on an after Tax basis, in respect of all and any Losses directly arising from the acts or omissions committed in the performance of the Services by the Supplier and Supplier Employers to the extent that such acts or omissions are controlled directly or indirectly by the Service Recipient or a member of the Service Recipient’s Group, except as may arise from the fraud, wilful misconduct and/or gross negligence of the Supplier or Supplier Employers. The Service Recipient will fully and effectively indemnify, on an after Tax-basis, the Supplier and the Supplier Employers in respect of all and any Losses against it to the extent that such Losses directly arise during the provision of the relevant Services from any act or omission of the relevant Service Recipient’s employees or agents or a member of the Service Recipient’s Group or from the acts or omissions of a Service Employee acting on the instructions of the Service Recipient.

6.2

Service Recipient and the Supplier shall immediately notify the other upon their (or a member of their Group’s) becoming aware of any circumstances which could give rise to a claim under the Supplier or Supplier Employer’s or Service Recipient’s employers’ liability insurance policy.

7.	Litigation

7.1

Supplier Employer shall control the defence and settlement of any litigation brought against the Supplier, a Supplier Employer or any Affiliate thereof by or on behalf of a Service Employee. The Supplier shall procure that the Supplier Employer gives the Service Recipient the opportunity to participate in (but not control) the defence and settlement of any such litigation. The Supplier shall not, and shall procure that the Supplier Employer shall not, settle or offer, compromise, or agree to settle or compromise, or take any other action to settle or compromise any such litigation without the Service Recipient’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed). For the purposes of this Section 7.1, Service Recipient shall not be considered an Affiliate of Supplier or any Supplier Employer.

8.	Intellectual Property Rights.

8.1

If at any time during the engagement of the Service Employees pursuant to this Agreement, Service Employees through performance of the Services first make, create, invent, or discover or participate in making, creating, inventing or discovering Intellectual Property, in which the Supplier or Supplier Employer owns or acquires an interest, the Supplier hereby assigns or shall cause Supplier Employer to assign (including by way of present assignment of all future rights in the same) to the Service Recipient all of Supplier’s or Supplier Employer’s, as applicable, rights, title and interest in the same. At the reasonable request and the expense of the Service Recipient, the Supplier shall do all reasonable things which may be necessary to perfect the assignment of such interest, and shall use reasonable endeavours, whilst the individuals are still employed by the Supplier Employer, to have Service Employees assist the Service Recipient in obtaining appropriate forms of protection for such assigned Intellectual Property in such parts of the world as may be specified by the Service Recipient and for vesting all rights in the same in the Service Recipient.

9.	Data Access and Use of Branding.

9.1

Subject to Clause 5.3 above, the Parties shall cooperate in good faith to enable each relevant Service Employee to have such access to the Supplier’s and Service Recipient’s information technology and other electronic systems as may be necessary under the circumstances to facilitate the provision of the Services. For the purposes of this Agreement the Parties further undertake to comply and take reasonable steps to ensure that their employees (including the Service Employees in the case of Supplier Employers) comply with all relevant data protection and data handling laws in place in each relevant jurisdiction in which the Services are to be supplied and/or the Service Employees are to be located.

9.2

The Parties shall cooperate in good faith to enable each relevant Service Employee to have access to such suitable Supplier and Service Recipient branding (including but not limited to email addresses, business cards and letterheads) as may be appropriate under the circumstances to facilitate the provision of the Services. The Parties’ application of this Clause 9.2 shall at all times be consistent with the underlying premise that each Service Employee remains an employee of the relevant Supplier Employer throughout the provision of the relevant Services.

10.	Termination of the Services and the Agreement.

10.1

This Agreement will terminate on the date falling [ ] ([])calendar months following the Closing Date (the “Employee Long-Stop Date”). For the avoidance of doubt, the Employee Long-Stop Date for each STSA U.S. Employee shall be the later of (i) December 31, 2024 and (ii) three months following the Closing Date.

10.2	The Services in respect of each Service Employee will terminate on the earlier of:

10.2.1	the day immediately preceding the date on which the relevant Service Employees commence employment with a New Employer Entity (the “Employee Transfer Date”); and

10.2.2	the Employee Long-Stop Date.

10.3

The Parties agree that the Employee Transfer Date for Service Employees based in the same Service Jurisdiction will be the same date save where an extension is required in accordance with Section 15(c) of Annex C of the Merger Agreement.

10.4	Unless otherwise agreed in writing between the Parties, the Service Recipient shall use its best efforts to provide the Supplier with 10 weeks’ prior written notice of the Employee Transfer Date.

10.5

The Parties acknowledge that the intention is for the Service Employees to transfer to a New Employer Entity and where CombineCo does not make, or procure that a New Employer Entity makes, the Service Employee an offer of employment in accordance with the terms of Section 15 of Annex C of the Merger Agreement, CombineCo indemnifies and keeps indemnified the Supplier’s Group in accordance with Section 18 of Annex C of the Merger Agreement, which will include for those Losses incurred by the Supplier Employer in terminating the employment of the Service Employee.

10.6	The Supplier (on the one hand) or the Service Recipient (on the other hand) may terminate this Agreement without notice if:

10.6.1	the other Party (the “Party in Breach”) is in material and/or persistent breach of its obligations under this Agreement;

10.6.2	the relevant Party notifies the Party in Breach in writing of such breach and of the steps required to remedy it; and

10.6.3	the Party in Breach fails to remedy the relevant breach within 30 days.

10.7

Where this Agreement is terminated in accordance with Clause 10.6 by the Supplier, the Supplier Employer shall be entitled to terminate the employment of the Service Employees, and thereupon the Service Recipient will indemnify and keep indemnified, on an after-Tax basis, the Supplier (for itself and on behalf of a Supplier Employer) for all Losses occasioned by it in connection with such termination of employment; provided that in relation to any such termination, Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

10.8

Any expiration or termination of this Agreement does not affect any payment or reimbursement obligation hereunder accrued on or before the Termination Date or the indemnification obligations hereunder, which obligations shall survive the expiration or termination of this Agreement.

11.	Tax.

11.1

In addition to any fees applicable to the Services or other amounts payable by Service Recipient hereunder, Service Recipient shall pay to Supplier the amount of all applicable sales, use, value-added, goods and services, transfer, receipts, consumption or other similar taxes (such Taxes, but excluding any interest, penalties or additional amounts imposed with respect thereto, “Service Taxes”) that Supplier or any of its affiliates is required to pay that result from any Service delivered hereunder, regardless of whether such Service Taxes are invoiced with the applicable fee payment, payable directly by Service Recipient to a taxing authority, added retroactively or subsequently imposed in connection with any tax claim, assessment or other proceeding. If Supplier or any of its affiliates is legally obligated to collect any Service Taxes from Service Recipient, Supplier shall have full authority to do so. Supplier shall provide Service Recipient with an invoice for the Services that sets forth the amount of Service Taxes that are due, and Service Recipient shall pay the amount of Service Taxes set forth on such invoice to Supplier in accordance with the payment terms set forth in Section 4. Service Recipient shall provide Supplier with such other information as Supplier reasonably requests to determine the amount of any such Service Taxes. If Service Recipient is exempt from any such Service Taxes, Service Recipient shall furnish Supplier with a valid and properly completed resale or exemption certificate as required under applicable law.

11.2

Where, under the terms of this Agreement, one Party (for the purposes of this Clause 11.2 only, the “Payor”) is liable to indemnify or reimburse another Party (for the purposes of this Clause 11.2 only, the “Payee”) in respect of any costs, charges or expenses, the payment made by the Payor shall include an amount equal to any Service Taxes thereon for which the Payee reasonably determines that it is not entitled to credit or repayment.

11.3

If any deduction or withholding for or on account of Tax is required by law from any payment by the Service Recipient under this Agreement the Service Recipient shall be entitled to deduct and withhold from such payment to the extent required by applicable law.

11.4

If any applicable law requires the deduction or withholding of any Tax from any payment by the Service Recipient, then the sum payable by the Service Recipient shall be increased as necessary so that after such deduction or withholding has been made, the Supplier receives an amount equal to the sum it would have received had no such deduction or withholding been required; provided, however, if the Supplier determines acting reasonably in good faith that it received a refund or obtained and utilised a credit for any Tax deducted or withheld by the Service Recipient, the Supplier shall promptly pay the amount of such refund or the amount of Tax actually saved in consequence of the utilisation of such credit to the Service Recipient. To the extent the Supplier delivers to the Service Recipient such properly completed and executed documentation as will permit any payment to be paid without deduction or withholding or at a reduced rate of deduction or withholding, the Service Recipient will reduce or eliminate such deduction or withholding in accordance with applicable law.

12.	Miscellaneous.

12.1

The Supplier, the Supplier Employers and the Service Recipient may enforce the terms of this Agreement. No other party (including for the avoidance of doubt the Service Employees) may enforce the terms of this Agreement.

12.2	This Agreement and the Merger Agreement supersedes all previous agreements and arrangements (if any) made between the Parties in respect of the provision of the Services.

12.3	The Parties agree that nothing in this Agreement limits or impacts the effect of Annex B of the Merger Agreement.

12.4

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth for such terms in the Merger Agreement. For the purposes of this Agreement the following words and phrases shall have the following meanings:

“Employee Long-Stop Date” means as defined at Clause 10.1 of this Agreement;

“Group” means, in respect of either Party, any other person, partnership or body corporate that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party. For the purposes of this definition, control of a person, partnership or body corporate means the power (direct or indirect) to direct or cause the direction of the management and policies of such person, partnership or body corporate, whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a partnership or body corporate means direct or indirect ownership of more than 50% of the voting securities in such body corporate or of the voting interest in a partnership;

“Losses” means all losses, penalties, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Party” means, individually, the Supplier and the Service Recipient (collectively, the “Parties”);

“Service Jurisdiction” means the United States;

“Supplier Employer” means [To be completed once STSA employees are identified]; and

“Tax” means any form of taxation or other levy, duty, charge, contribution, withholding or impost in the nature of a tax (including any related fine, penalty, surcharge or interest).

12.5

Any notice to be served on either of the Parties by the other shall be sent by pre-paid first class post, by email or by facsimile transmission to the last known address of the party to whom it is sent and shall be deemed to have been received by the addressee within 48 hours of posting or 24 hours if sent by email or facsimile transmission to the correct facsimile number or email address of the addressee Party.

12.6

No Party shall be entitled to assign or subcontract any of its rights, duties or obligations under this Agreement to any third party without written consent of the other Party. For the avoidance of doubt, this does not restrict the provision of Services by the Supplier Employers.

12.7

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by email or fax shall be as effective as delivery of a manually executed counterpart of this agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

12.8

This agreement and all proceedings or counterclaims arising out of or related to this agreement, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of Delaware without regard to the conflict of law principles thereof that would cause the application of the laws of any jurisdiction other than the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

SERVICE RECIPIENT:

TORO COMBINECO, INC.

By:
Name:
Title:

SUPPLIER:

[RELEVANT IVORY ENTITY]

By:
Name:
Title:

SCHEDULE 1

LIST OF SUPPLIER EMPLOYERS

Supplier Employer	Supplier Employees
(1) [SUPPLIER PARTY]	[Employee Number] [Employee Title]

Sch. 1-1

SCHEDULE 2

ITEMS TO BE INCLUDED IN SERVICE FEE

Supplier Employer	Items to be included in Service Fee
1. [United States Supplier(s)]

With respect to Service Employees, amounts reasonably incurred by Supplier Employers or Supplier for salaries, hourly rates, overtime, commissions, sick pay, vacation pay, holiday pay, pay for other leave types (including without limitation parental leave), defined contribution pensions, expense reimbursement, workers’ compensation charges, benefits (including benefits plans, programs and arrangements), employment Taxes (including without limitation the full cost of any employer provided portion of employment and/or payroll taxes, medicare, disability, social security and other similar Taxes or contributions), legally required insurance, termination-related payments (including severance benefits), fines, penalties or surcharges, other applicable Taxes and employer social insurance premiums, the costs of any perquisites provided to the Service Employees and all other documented out-of-pocket costs, including legal fees and disbursements, reasonably incurred by the Supplier Employer or the Supplier in providing the Services.

Any amount paid in satisfaction of a Service Employee’s entitlements at the date of this Agreement or related to employing a Service Employees on their current terms will be considered to be an amount reasonably incurred by the Supplier Employer.

2.

3.

4.

5.

Sch. 2-1

EXHIBIT V-C

Dated [•], 2024

[RELEVANT INFORMA ENTITY]

and

TORO COMBINECO, INC.

FORM (ROW) OF

SUPPLEMENTAL

TRANSITIONAL SERVICES AGREEMENT

		Page

1.	Commencement and Term	1

2.	Provision of the Services	1

3.	Terms, Conditions and Benefits of Service Employees	2

4.	Fees	4

5.	Obligations of the Supplier	4

6.	Obligations of a Service Recipient	5

7.	Litigation	5

8.	Intellectual Property Rights	5

9.	Data Access and Use of Branding	6

10.	Termination of the Services and the Agreement	6

11.	Tax	7

12.	Miscellaneous	8

Schedule 1: List of Supplier Employers		1

Schedule 2: Items to be included in Service Fee		2

- i -

THIS AGREEMENT is made                [•];

BETWEEN:

(1)	[RELEVANT IVORY ENTITY] (the “Supplier”); and

(2)	Toro CombineCo, Inc., a Delaware corporation (the “Service Recipient”).

WHEREAS:

(A)

The Supplier and Service Recipient are party to that certain Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”) by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc., pursuant to which the Bluefin Business will be owned by Bluefin and its Affiliates and all of the outstanding equity of Bluefin and Toro will be owned by CombineCo.

(B)

Prior to Closing occurring under the Merger Agreement, it may not be possible for all of the employees assigned to the Bluefin Business in the Service Jurisdictions to be transferred to an appropriate employing entity of the Service Recipient or its Group (or a third party entity engaged by the Service Recipient or its Group). Accordingly, the Supplier and certain members of its Group has agreed to supply to the Service Recipient, on a transitional basis, services for the operation of the Bluefin Business in the Service Jurisdictions (the “Services”) to be carried out by those individuals (as identified in Schedule 1) who are employees of the relevant Supplier Employers and are reasonably necessary for the performance of the Services by the Supplier to the Service Recipient, during the term of this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Commencement and Term.

This Agreement shall commence on and will take effect from the date closing occurs under the Merger Agreement (the “Closing Date”). Thereafter this Agreement shall continue on the terms set out below, subject to termination in accordance with Clause 10.

2.	Provision of the Services.

2.1

The Supplier shall (or shall procure that the relevant Supplier Employer shall) provide the relevant Services to the Service Recipient (or to the relevant members of the Service Recipient’s Group) in the Service Jurisdictions (until the provision of the Services is terminated in accordance with Clause 10).

2.2

For the purposes of providing the Services, the Supplier shall (or shall procure that the relevant Supplier Employer shall) make use of the employees of the Supplier Employer, in the Service Jurisdictions (the “Service Employees”). The Service Employees shall be assigned duties as may be determined by the Supplier consistent with the job, title, duties and reporting responsibilities that they have with the relevant Supplier Employer on the date of this Agreement.

2.3

Notwithstanding any other provisions of this Agreement, the Supplier shall have no obligation to provide the Services to the Service Recipient pursuant to this Agreement where to do so would put any Party, any of the Supplier Employers, any of the Service Employees or any of the employees of the Service Recipient or Supplier Employers in breach of:

2.3.1	any applicable law, immigration rules or work permit requirements; or

2.3.2	the rules of any entity or authority which regulates the business of either Party.

Notwithstanding this, in the event of the foregoing, the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate any breach or potential breach as soon as reasonably practicable.

2.4

The Supplier (on the one hand) and the Service Recipient (on the other hand) will each appoint, from time-to-time, appropriate individual/s to act as coordinator/s in relation to the supply of the Services under this Agreement. Such coordinator/s will be responsible for liaising with the relevant coordinator/s of the other Party with regards to guidelines and instructions relating to the Service Employees and the provision of the Services.

2.5

The Parties shall (and the Supplier shall procure that the Supplier Employers shall) cooperate and assist each other in the identification, investigation and resolution of concerns relating to or arising from workplace discrimination and sexual harassment, as well as compliance with all applicable laws and regulations governing safety and the wellbeing of employees in the workplace, in each case as is reasonably practicable.

3.	Terms, Conditions and Benefits of Service Employees.

3.1

During the provision of the Services, the Service Employees shall, for all purposes, remain employed by the relevant Supplier Employer. As the continuing employer, the relevant Supplier Employer shall continue to be solely responsible for the management, organisation and supervision of their respective Service Employees. This shall include but not be limited to: (i) paying or discharging all pay, bonuses, commission, other incentives arrangements, benefits, sick pay, vacation pay, and holiday pay, Taxes (including local withholding and payroll taxes), employer and employee social security contributions (or similar), and any other payments relating to the employment of the Service Employees by the relevant Supplier Employer required under applicable laws; (ii) reimbursing each Service Employee for travel and business expenses in accordance with its applicable policies in effect as of the Closing Date; (iii) providing any legally required insurance (including, without limitation, workers’ compensation); (iv) being responsible for all grievances, disciplinaries and performance matters; (v) administering leave requests and providing Human Resources support; (vi) allowing continued participation by the Service Employees in the incentive arrangements and (vi) all other employer legal obligations or duties to, on behalf of, or in respect of each Service Employee during the period of the provision of the Services.

3.2

The Service Employees will be supplied to the Service Recipient for the performance of the Services for and on behalf of the Supplier for the duration that the Services are provided pursuant to this Agreement unless the employment of any Service Employee is terminated by the Supplier Employer or by such Service Employee. In such circumstances, the Supplier Employer may be required to hire a new employee as a replacement for that Service Employee (in accordance with Clauses 3.3 and 3.4 below).

3.3

During the period of the Services under this Agreement the Service Recipient may request in writing that the Supplier procures that the relevant Supplier Employer will make an offer of employment and if that offer of employment is accepted, employ an individual who is not currently a Service Employee (a “New Service Employee”) to be based in a Service Jurisdiction. The New Service Employees will from the date they become employed by a Supplier Employer become STSA Offer and Acceptance Employees for the purpose of Annex C of the Merger Agreement.

3.4

If an offer of employment is made by a Supplier Employer and is accepted under Clause 3.3 above, the Parties agree that such New Service Employee will become a Service Employee under this Agreement and the provisions of this Agreement shall apply in full to such New Service Employee from the date on which the employment of such New Service Employee commences with a Supplier Employer until the end of the relevant Service term or the termination of such New Service Employee’s employment if earlier.

3.5	The Service Recipient agrees that any written request under Clause 3.3 above to the Supplier:

(a)	shall be made at least ten (10) days prior to the date on which the Service Recipient requires the relevant Supplier Employer to make an offer of employment to a New Service Employee; and

(b)	shall include sufficient detail on the terms, conditions and benefits of such offer and the preferred Supplier Employer.

The Service Recipient will inform the Supplier on a monthly basis of the estimated number of offers of employment the Service Recipient expects to request for the applicable calendar month. If the Service Recipient becomes aware that its estimate on the number of offers will materially change, it will inform the Supplier thereof as soon as reasonably practicable.

3.6	The Service Recipient agrees that, save as required by applicable law and any applicable Supplier policies and procedures:

i.

the Supplier Employers will not be under any obligation to set up or establish new benefit plans (including but not limited to pension arrangements) for a New Service Employee (save that, for the avoidance of doubt, each New Service Employee shall be eligible to receive the applicable Supplier Employer’s existing benefit plans available to other Service Employees, subject to Clause 3.6(ii)); and

ii.	the Supplier Employers will not be required to provide equity or equity based or linked benefits or defined benefit pension benefits to a New Service Employee.

3.7

During the period of the Services under this Agreement, the Service Recipient may upon written request to the Supplier request that the Supplier terminate (or cause the applicable Supplier Employer to terminate) the employment of a Service Employee. If the Service Recipient makes a written request under this clause, the Supplier shall procure that to the extent permitted by applicable law and any applicable Supplier policies and procedures, the relevant Supplier Employer shall take all reasonable steps to terminate the employment of such Service Employee within a reasonable period of time in accordance with applicable law and any applicable employment contract (which will include any period of notice, severance pay, consultation or process required by applicable law).

3.8	The Service Recipient agrees:

3.8.1

any written request under Clause 3.7 above to the Supplier shall specify the business reasons why the Service Recipient is making such a request which is to be made as soon as reasonably practicable in advance of the date on which the Service Recipient requires the relevant Supplier Employer to serve notice of termination of employment on, or initiate the relevant termination proceedings for, the relevant Service Employee;

3.8.2

it will provide the Supplier and the relevant Supplier Employer with reasonable information and cooperation to ensure the relevant Supplier Employer can comply with applicable law in relation to the termination of employment of such Service Employee; and

3.8.3

the relevant Supplier Employer will not be under any obligation to terminate the employment of a Service Employee under Clause 3.7 if to do so would mean the Supplier Employer would be in breach of applicable law or applicable Supplier policies and procedures (including but not limited to applicable law relating to discrimination); provided that Supplier will promptly inform the Service Recipient of any such potential breach and the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate the potential breach as soon as reasonably practicable.

3.9

The Service Recipient will indemnify and hold harmless on an after-Tax basis, the Supplier (for itself and on behalf of each Supplier Employer) for all Losses arising out of the termination of employment of a Service Employee requested by the Service Recipient; provided that in relation to any such termination, the Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

3.10	The Supplier shall amend Schedule 1 from time to time as needed to reflect changes to the Service Employees made pursuant to this Clause 3.

4.	Fees.

4.1

The Service Recipient shall pay or procure payment to the Supplier or a Supplier Employer as the Supplier may direct a service fee plus any Service Taxes payable thereon in accordance with Clause 11 calculated to include the cost of the items set out in Schedule 2 of this Agreement in relation to the Service Employees in the Service Jurisdictions providing the Services each month (“Services Fee”).

4.2	The Services Fee will be payable within twenty (20) Business Days following receipt of an appropriate invoice sent at or shortly after month end, prorated as appropriate.

5.	Obligations of the Supplier.

5.1

The Supplier shall (and shall procure that the Supplier Employer shall) in respect of each Service Employee: (i) prior to Closing, notify the relevant Service Employee of the Services to be provided to the Service Recipient; and (ii) subject to the Service Recipient reimbursing the Supplier Employers for reasonable costs incurred, make any declarations and promptly obtain, to the extent commercially viable and reasonable to do so, all permits or approvals from any governmental, regulatory and professional bodies as are necessary to enable that Service Employee to be engaged in the provision of the relevant Services to the Service Recipient (for and on behalf of the Supplier) and supplied to the Service Recipient for such purpose. Subject to clause 2.3, if the Supplier is unable to obtain any necessary permits or approvals, the Supplier will within a reasonable period of time inform the Service Recipient and the Parties shall promptly cooperate in good faith to identify and take all reasonable steps in order to remediate as soon as reasonably practicable The Supplier is under no obligation to provide the Services whilst the parties are seeking to remediate the situation and shall be under no obligation to provide the Services if the Parties are unable to remediate the situation. The Service Recipient will indemnify and keep indemnified on an after-Tax basis, the Supplier (for itself and on behalf of each Supplier Employer) against all Losses incurred by the Supplier and the Supplier Employers directly arising from the failure to obtain any necessary permits or approvals from any governmental, regulatory and professional bodies as are necessary to enable that Service Employee to be engaged in the provision of the relevant Services to the Service, including all Losses connected with the termination of a Service Employee’s employment as a result; provided that in relation to any such termination, the Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

5.2

In connection with the provision of the Services, and without prejudice to Clause 6, the Supplier shall procure that the Supplier Employers shall at all times comply with all applicable laws, statutes, regulations and any applicable Supplier contracts, policies and procedures including (without limitation) those pertaining to Tax, social security and health and safety insofar as they relate to the Service Employees.

5.3

Without the provision of such documents implying the existence of any employment relationship between the Service Recipient and any Service Employees, the Service Recipient shall provide the Supplier with copies of its policies and rules that it wishes to be applicable to the Service Employees.

5.4

For the avoidance of doubt, except as expressly provided for in this Agreement, the Supplier and Supplier Employers shall not be subject to any minimum service levels of performance requirements with respect to the provision of the Services to the Service Recipient.

6.	Obligations of a Service Recipient.

6.1

The Service Recipient agrees to hold harmless and keep the Supplier and the Supplier Employers fully and effectively indemnified, on an after Tax basis, in respect of all and any Losses directly arising from the acts or omissions committed in the performance of the Services by the Supplier and Supplier Employers to the extent that such acts or omissions are controlled directly or indirectly by the Service Recipient or a member of the Service Recipient’s Group, except as may arise from the fraud, wilful misconduct and/or gross negligence of the Supplier or Supplier Employers. The Service Recipient will fully and effectively indemnify, on an after Tax-basis, the Supplier and the Supplier Employers in respect of all and any Losses against it to the extent that such Losses directly arise during the provision of the relevant Services from any act or omission of the relevant Service Recipient’s employees or agents or a member of the Service Recipient’s Group or from the acts or omissions of a Service Employee acting on the instructions of the Service Recipient.

6.2

Service Recipient and the Supplier shall immediately notify the other upon their (or a member of their Group’s) becoming aware of any circumstances which could give rise to a claim under the Supplier or Supplier Employer’s or Service Recipient’s employers’ liability insurance policy.

7.	Litigation

7.1

Supplier Employer shall control the defence and settlement of any litigation brought against the Supplier, Supplier Employer or any Affiliate thereof by or on behalf of a Service Employee. The Supplier shall procure that the Supplier Employer gives the Service Recipient the opportunity to participate in (but not control) the defence and settlement of any such litigation. The Supplier shall not, and shall procure that the Supplier Employer shall not, settle or offer, compromise, or agree to settle or compromise, or take any other action to settle or compromise any such litigation without the Service Recipient’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed). For the purposes of this Section 7.1, Service Recipient shall not be considered an Affiliate of Supplier or any Supplier Employer.

8.	Intellectual Property Rights.

8.1

If at any time during the engagement of the Service Employees pursuant to this Agreement, Service Employees through performance of the Services first make, create, invent, or discover or participate in making, creating, inventing or discovering Intellectual Property, in which the Supplier or Supplier Employer owns or acquires an interest, the Supplier hereby assigns or shall cause Supplier Employer to assign (including by way of present assignment of all future rights in the same) to the Service Recipient all of Supplier’s or Supplier Employer’s, as applicable, rights, title and interest in the same. At the reasonable request and the expense of the Service

Recipient, the Supplier shall do all reasonable things which may be necessary to perfect the assignment of such interest, and shall use reasonable endeavours, whilst the individuals are still employed by the Supplier Employer, to have Service Employees assist the Service Recipient in obtaining appropriate forms of protection for such assigned Intellectual Property in such parts of the world as may be specified by the Service Recipient and for vesting all rights in the same in the Service Recipient.

9.	Data Access and Use of Branding.

9.1

Subject to Clause 5.3 above, the Parties shall cooperate in good faith to enable each relevant Service Employee to have such access to the Supplier’s and Service Recipient’s information technology and other electronic systems as may be necessary under the circumstances to facilitate the provision of the Services. For the purposes of this Agreement the Parties further undertake to comply and take reasonable steps to ensure that their employees (including the Service Employees in the case of Supplier Employers) comply with all relevant data protection and data handling laws in place in each relevant jurisdiction in which the Services are to be supplied and/or the Service Employees are to be located.

9.2

The Parties shall cooperate in good faith to enable each relevant Service Employee to have access to such suitable Supplier and Service Recipient branding (including but not limited to email addresses, business cards and letterheads) as may be appropriate under the circumstances to facilitate the provision of the Services. The Parties’ application of this Clause 9.2 shall at all times be consistent with the underlying premise that each Service Employee remains an employee of the relevant Supplier Employer throughout the provision of the relevant Services.

10.	Termination of the Services and the Agreement.

10.1	This Agreement will terminate on the date falling [ ] ([]) calendar months following the Closing Date (the “Employee Long-stop Date”).

10.2	The Services in respect of each Service Employee will terminate on the earlier of:

10.2.1	the day immediately preceding the date on which the relevant Service Employees commence employment with a New Employer Entity (the “Employee Transfer Date”); and

10.2.2	the Employee Long-stop Date.

10.3

The Parties agree that the Employee Transfer Date for Service Employees based in the same Service Jurisdiction will be the same date save where an extension is required in accordance with paragraph 15(c) of the Merger Agreement.

10.4	Unless otherwise agreed in writing between the Parties, the Service Recipient shall provide the Supplier with 10 weeks’ prior written notice of the Employee Transfer Date.

10.5

The Parties acknowledge that the intention is for the Service Employees to transfer to a New Employer Entity and where CombineCo does not make, or procure that a New Employer Entity makes, the Service Employee an offer of employment in accordance with the terms of Section 15 of Annex C of the Merger Agreement, CombineCo indemnifies and keeps indemnified the Supplier’s Group in accordance with Section 18 of Annex C of the Merger Agreement, which will include for those Losses incurred by the Supplier Employer in terminating the employment of the Service Employee.

10.6	The Supplier (on the one hand) or the Service Recipient (on the other hand) may terminate this Agreement without notice if:

10.6.1	the other Party (the “Party in Breach”) is in material and/or persistent breach of its obligations under this Agreement;

10.6.2	the relevant Party notifies the Party in Breach in writing of such breach and of the steps required to remedy it; and

10.6.3	the Party in Breach fails to remedy the relevant breach within 30 days.

10.7

Where this Agreement is terminated in accordance with Clause 10.6 by the Supplier, the Supplier Employer shall be entitled to terminate the employment of the Service Employees, and thereupon the Service Recipient will indemnify and keep indemnified, on an after-Tax basis, the Supplier (for itself and on behalf of a Supplier Employer) for all Losses occasioned by it in connection with such termination of employment; provided that in relation to any such termination, Supplier Employer follows any termination process required by applicable law to the extent reasonably practicable.

10.8

Any expiration or termination of this Agreement does not affect any payment or reimbursement obligation hereunder accrued on or before the Termination Date or the indemnification obligations hereunder, which obligations shall survive the expiration or termination of this Agreement.

11.	Tax.

11.1

All sums payable by the Service Recipient under this Agreement shall be deemed to be exclusive of sales, use, value added, goods and services, transfer, receipts, consumption or other similar Taxes chargeable on or in respect of the fees or Services delivered hereunder, (such Taxes, but excluding any interest, penalties or additional amounts imposed with respect thereto, “Service Taxes”) regardless of whether such Service Taxes are invoiced with the applicable fee payment, payable directly by the Service Recipient to a tax authority, added retroactively or subsequently imposed in connection with any Tax claim, assessment or other Tax proceeding. If under this Agreement the Supplier makes, or has made, a sale to the Service Recipient for Service Taxes purposes and Service Taxes are or become chargeable on that sale for which the Supplier is liable to account to the relevant tax authority, then the Service Recipient shall pay to the Supplier a sum equal to the amount of the Service Taxes chargeable in addition to, and at the same time as, the consideration payable for the sale (in which case, the Supplier shall provide a valid Service Taxes invoice to the Service Recipient at the same time) or, where the consideration for that sale has already been paid, promptly against delivery of an invoice with respect thereto. If the Service Recipient is exempt from any such Service Taxes, the Service Recipient shall furnish the Supplier with a valid and properly completed resale or exemption certificate as required under applicable law.

11.2

Where, under the terms of this Agreement, one Party (for the purposes of this Clause 11.2 only, the “Payor”) is liable to indemnify or reimburse another Party (for the purposes of this Clause 11.2 only, the “Payee”) in respect of any costs, charges or expenses, the payment made by the Payor shall include an amount equal to any Service Taxes thereon for which the Payee reasonably determines that it is not entitled to credit or repayment.

11.3

If any deduction or withholding for or on account of Tax is required by law from any payment by the Service Recipient under this Agreement the Service Recipient shall be entitled to deduct and withhold from such payment to the extent required by applicable law.

11.4

If any applicable law requires the deduction or withholding of any Tax from any payment by the Service Recipient, then the sum payable by the Service Recipient shall be increased as necessary so that after such deduction or withholding has been made, the Supplier receives an amount equal to the sum it would have received had no such deduction or withholding been required; provided, however, if the Supplier determines acting reasonably in good faith that it received a refund or obtained and utilised a credit for any Tax deducted or withheld by the Service Recipient, the Supplier shall promptly pay the amount of such refund or the amount of Tax actually saved in consequence of the utilisation of such credit to the Service Recipient. To the extent the Supplier delivers to the Service Recipient such properly completed and executed documentation as will permit any payment to be paid without deduction or withholding or at a reduced rate of deduction or withholding, the Service Recipient will reduce or eliminate such deduction or withholding in accordance with applicable law.

12.	Miscellaneous.

12.1

The Supplier, the Supplier Employers and the Service Recipient may enforce the terms of this Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999. No other party (including for the avoidance of doubt the Service Employees) may enforce the terms of this Agreement.

12.2	This Agreement and the Merger Agreement supersedes all previous agreements and arrangements (if any) made between the Parties in respect of the provision of the Services.

12.3	The Parties agree that nothing in this Agreement limits or impacts the effect of Annex B of the Merger Agreement.

12.4

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth for such terms in the Merger Agreement. For the purposes of this Agreement the following words and phrases shall have the following meanings:

“Employee Long-stop Date” means as defined at Clause 9.1 of this Agreement;

“Group” means, in respect of either Party, any other person, partnership or body corporate that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Party. For the purposes of this definition, control of a person, partnership or body corporate means the power (direct or indirect) to direct or cause the direction of the management and policies of such person, partnership or body corporate, whether through ownership of voting securities or ownership interests, by contract or otherwise, and specifically with respect to a partnership or body corporate means direct or indirect ownership of more than 50% of the voting securities in such body corporate or of the voting interest in a partnership;

“Losses” means all losses, penalties, liabilities, costs (including legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Party” means, individually, the Supplier and the Service Recipient (collectively, the “Parties”);

“Service Jurisdictions” means [Applicable jurisdiction to be completed] (each, individually, a “Service Jurisdiction”);

“Supplier Employer” means [To be completed once STSA employees are identified]; and

“Tax” means any form of taxation or other levy, duty, charge, contribution, withholding or impost in the nature of a tax (including any related fine, penalty, surcharge or interest).

12.5

Any notice to be served on either of the Parties by the other shall be sent by pre-paid first class post, by email or by facsimile transmission to the last known address of the party to whom it is sent and shall be deemed to have been received by the addressee within 48 hours of posting or 24 hours if sent by email or facsimile transmission to the correct facsimile number or email address of the addressee Party.

12.6

No Party shall be entitled to assign or subcontract any of its rights, duties or obligations under this Agreement to any third party without written consent of the other Party. For the avoidance of doubt this does not restrict the provision of Services by the Supplier Employers.

12.7

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by email or fax shall be as effective as delivery of a manually executed counterpart of this agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

12.8	This Agreement is governed by and shall be construed in accordance with the laws of England and Wales. The parties to this Agreement submit to the exclusive jurisdiction of England and Wales.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

SERVICE RECIPIENT:

TORO COMBINECO, INC.

By:
Name:
Title:

SUPPLIER:

[RELEVANT IVORY ENTITY]

By:
Name:
Title:

SCHEDULE 1

LIST OF SUPPLIER EMPLOYERS

Supplier Employer	Supplier Employees
(1) [SUPPLIER PARTY]	[Employee Number] [Employee Title]

Sch. 1-1

SCHEDULE 2

ITEMS TO BE INCLUDED IN SERVICE FEE

Supplier Employer	Items to be included in Service Fee
1. [The Netherlands]

With respect to Service Employees, amounts reasonably incurred by Supplier Employers or Supplier for salaries, hourly rates, overtime, bonuses, commissions, allowances, sick pay, vacation pay, holiday pay, pay for other leave types (including without limitation parental leave), expense reimbursement, workers’ compensation charges, commuting costs, payments related to use of a company car, defined contribution pensions, benefits (including employee benefits plans, programmes and arrangements), employment Taxes (including without limitation the full cost of any employer provided portion of employment and/or payroll taxes, medicare, disability, social security and other similar Taxes or contributions), legally required insurance (if any), termination related payments (including statutory severance payment), other applicable taxes and employer social security premiums, fines, penalties or surcharges, the costs of any perquisites provided to the Service Employees and all other documented out-of-pocket costs, including legal fees and disbursements reasonably incurred by the Supplier Employer or the Supplier in providing the Services.

Any amount paid in satisfaction of a Service Employee’s entitlements at the date of the STSA or related to employing the Service Employees on their current terms will be considered to be an amount reasonably incurred by the Supplier Employer.

2.

3.

4.

5.

EXHIBIT V-D

Dated as of [•], 2024

INFORMA GROUP LIMITED

and

TECHTARGET, INC.

FORM OF

REVERSE TRANSITIONAL SERVICES AGREEMENT

EXHIBITS

Exhibit A	Services; Fees; Term
Exhibit B	Change Request Form
Exhibit C	Sub-Services Agreements

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THIS REVERSE TRANSITIONAL SERVICES AGREEMENT (this “Agreement”), dated as of [], 2024 (the “Effective Date”), is made by and between TECHTARGET, INC., a Delaware corporation (“Provider”), formerly known as TORO COMBINECO, INC., and INFORMA GROUP LIMITED, a private company organized under the laws of England and Wales (“Recipient”) (each a “Party”, and together the “Parties”).

RECITALS

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), by and among Provider, Recipient, Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc., at a closing held on the date hereof, among other things Informa US Holdings Limited contributed all of the issued and outstanding shares of capital stock of Informa Intrepid Holdings Inc., plus cash, to Provider, in exchange for shares of CombineCo Common Stock;

WHEREAS, as an accommodation to Recipient, Provider has agreed to perform the Services for certain periods following the Effective Date for the benefit of Recipient with respect to Recipient’s operation of the business of Recipient and its Affiliates (the “Business”) after the Closing; and

WHEREAS, the execution and delivery of this Agreement at the Closing were required by the Merger Agreement.

NOW, THEREFORE, effective as of the Effective Date, in consideration of the premises, and of the representations, warranties, covenants, and agreements contained herein, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms.

(a) Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings set forth for such terms in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement set forth below:

Access Codes	Section 7.2(a)
Actual Cost	Section 2.8(d)
Additional Service	Section 2.8(b)
Agreement	Preamble
Change Request	Section 11.1
Consents	Section 2.5
Controlling Party	Section 16.2(b)
Coordinator	Section 5.1
Data Protection Law	Section 14.2
Effective Date	Preamble

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Emergency Shutdown	Section 7.5
Excluded Services	Section 2.8(a)
Force Majeure	Section 18.13
Indemnified Party	Section 16.2(a)
Indemnifying Party	Section 16.2(a)
Licensed Facility	Section 2.10(a)
Licensee	Section 10.2
Licensor	Section 10.2
Merger Agreement	Preamble
Migration Plan	Section 4.2(a)
New IP	Section 10.1
New Recipient IP	Section 10.1
Non-emergency Shutdown	Section 7.5
Omitted Service	Section 2.8(a)
Property Services	Section 2.10(a)
Provider	Preamble
Provider Indemnified Party	Section 16.1(b)
Provider Tenant	Section 2.10(a)
Recipient	Preamble
Recipient Data	Section 14.2
Recipient Indemnified Party	Section 16.1(a)
Reference Period	Section 2.3
Regulatory Change	Section 11.2(a)
Security Incident	Section 7.4
Service	Section 2.1
Service Fee	Section 13.1
Service Taxes	Section 13.4
Service Term	Section 8.1
Service Termination Date	Section 8.1
Services Standard	Section 2.9
Subcontractor Performance Failure	Section 15.3
Sub-processor	Section 14.2
Third Party	Section 2.10(c)(iv)
Third Party Claim	Section 16.1
Third Party Provider	Section 2.5
Transition Period	Section 8.1
TSA Equipment	Section 6.1

(b) Construction. Any reference to a Person includes such Person’s successors and permitted assigns. Any reference in this Agreement to an “Article,” “Section” or “Exhibit” refers to the corresponding Article, Section or Exhibit of or to this Agreement, unless the context indicates otherwise. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise provided for herein, and the words “date hereof” refer to the date of this Agreement. The table of contents and the headings of Articles, Sections and Exhibits are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. All words used in this Agreement are to be construed to be of such gender or number

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as the circumstances require. The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance. The words “either,” “or,” “neither,” “nor,” and “any” are not intended to be exclusive, unless otherwise specifically provided for herein. The words “to the extent” mean “the degree to which” and not simply “if.” Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The words “asset” and “property” are to be read as having the same meaning and effect and as referring to all tangible and intangible assets, properties and rights, including cash, securities, accounts, contract rights and real and personal property. References to “written” or “in writing” include electronic form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the next succeeding Business Day. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done or taken, the day that is the reference date in calculating such period shall be excluded and the last day of such period shall be included; provided that if the last day of such period is not a Business Day, the next succeeding Business Day shall be deemed to be the last day of the period. Where used with respect to any information or document, “made available,” “provided,” “delivered” or “furnished” (or any other word or phrase of similar meaning as any of the foregoing), means that the information or document referred to has been physically or electronically delivered to the relevant Parties, including, in the case of information or documents “made available,” “provided,” “delivered” or “furnished” (or any other word or phrase of similar meaning as any of the foregoing) to Purchaser, information or documents that have been posted in the Data Room, or has been publicly disclosed prior to the date hereof.

ARTICLE 2

DESCRIPTION OF SERVICES

Section 2.1 Services. During the Service Term and otherwise subject to the terms and conditions of this Agreement, Provider shall provide, or cause to be provided, to Recipient and its Affiliates the services set forth on Exhibit A to this Agreement (each service, a “Service” and, collectively, the “Services”) in each case in accordance with the Services Standard.

Section 2.2 Scope of Services. Recipient acknowledges that during the Transition Period, Provider may be providing similar services, and/or services that involve the same resources, as those used to provide the Services, to its internal organizations, Affiliates and to third parties, and, accordingly, Provider reserves the right to reasonably supplement, modify, substitute or otherwise alter the Services or the manner in which such Services are provided in connection with changes to its internal organization, relocation of the Services, outsourcing of a particular Service, responding to a reasonably plausible security threat or protecting its intellectual property (including, confidential information); provided that Provider or its Affiliates (i) are making similar changes in performing similar services for their own Affiliates or in performing similar services for the Business, and (ii) if applicable, furnish to Recipient substantially the same notice (in content and timing) as Provider or its Affiliates shall furnish to their own Affiliates with respect to such

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changes; and provided further that if any such change is reasonably likely to have a material adverse effect on the provision of the Services in accordance with the Service Standards, Provider will give Recipient at least sixty (60) days advance notice if practicable prior to implementing any such change and upon Recipient’s request, Provider will cooperate in good faith with Recipient to identify, and if commercially feasible, to implement, a work-around or other alternative arrangement for any affected Service.

Section 2.3 Limitation to Services. Recipient acknowledges and agrees that the Services are intended only to be transitional in nature and shall be furnished by Provider only during the Transition Period and solely for the purpose of accommodating Recipient in connection with the transactions contemplated by the Merger Agreement. Notwithstanding anything to the contrary contained in this Agreement or in the exhibits attached to this Agreement, Provider shall have no obligation under this Agreement to (i) provide Services to any Person other than Recipient and its Affiliates, (ii) engage in any unlawful activity, (iii) provide Services that would reasonably be expected to result in a violation of any applicable law or regulation, (iv) disclose any information that would be reasonably likely to result in the loss of attorney-client privilege or similar privilege (provided that Provider will use commercially reasonable efforts to make substitute disclosure arrangements that would not result in the loss of such privilege), (v) implement systems, processes, technologies, plans or initiatives developed, acquired or utilized by Provider or its Affiliates after the Effective Date, if such systems, processes, technologies, plans or initiatives were not utilized by Provider or its Affiliates during the six (6) month period immediately prior to the Effective Date (such period, the “Reference Period”), or (vi) subject to the provisions of Section 2.5, provide a Service when Consent from a Third Party Provider has not been obtained.

Section 2.4 Recipient Cooperation. Recipient agrees to cooperate in good faith and to use commercially reasonable efforts to effectuate the timely and orderly transition of the Services from Provider to Recipient prior to the end of the applicable Service Term for each Service. Recipient acknowledges that the Services are being furnished in support of Recipient’s personnel. Recipient shall use commercially reasonable efforts to have sufficient resources available to it at the end of each Service Term to perform the applicable Services (or have such Services performed) without the involvement of Provider, its Affiliates or any of its or their employees or agents. Recipient shall and shall cause its Affiliates to permit Provider, its Affiliates and its and their respective employees and agents (including any applicable Third Party Provider) reasonable access during regular business hours (or otherwise upon reasonable prior notice) to such facilities, data and personnel as are involved in receiving or overseeing the Services, and records as reasonably requested by Provider to facilitate Provider’s performance of this Agreement.

Section 2.5 Third Party Consents. Provider shall use commercially reasonable efforts to obtain any consents, approvals or amendments to existing agreements of Provider with any third party vendor, landlord or subcontractor (“Third Party Provider”) necessary to allow it to provide the Services to Recipient (the “Consents”). Subject to provisions below in this Section 2.5, in the event that Provider is not able to obtain any Consent, Provider shall not be obliged to provide the relevant Services as long as such Consent has not been granted. Subject to the foregoing in this Section 2.5, in the event that any Consents are not obtained, or if a Consent is conditioned on payment of a fee to the Third Party Provider or an increase in the fees payable under Provider’s contract with the Third Party Provider or other onerous terms, then Provider will notify Recipient

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prior to committing to pay any such fee or increase and upon Recipient’s request, Provider will cooperate in good faith with Recipient to (i) negotiate with the Third Party Provider to minimize any such fee or increase and to arrange reasonable terms for such fee or increase in order to obtain the Consent and provide the applicable Services and/or (ii) to identify, and if commercially feasible, to implement, a work-around or other alternative arrangement for any affected Service, provided that (i) Provider shall not be required to relinquish or forbear any rights in connection with obtaining any Consents; and (ii) Recipient acknowledges that any such work-around or alternative arrangement may adversely impact the standards for provision of such Service set forth in this Agreement, and Provider shall not be liable for any breach of such applicable service standards set forth in this Agreement that results from the adoption of any such work-around or alternative arrangement. Any fees or increases in fees that become payable to a Third Party Provider as set forth in this Section 2.5 will be treated as Out-of-Pocket Charges subject to the provisions of Section 13.2. This Section 2.5 shall apply mutatis mutandis where a Service in whole or in part is provided by a Third Party Provider and Provider’s contract with such Third Party Provider expires or terminates any time after the Effective Date for any reason other than Provider’s breach.

Section 2.6 Designation of Personnel. Provider shall have the right, in its sole discretion, to (i) designate which personnel it will assign to perform any Service and (ii) remove and replace such personnel at any time, except that in the case of each of clause (i) and (ii), Provider shall not designate, remove, replace or otherwise allocate any such personnel in a manner that would adversely affect the ability of Provider to perform its obligations under this Agreement in accordance with the Service Standards; provided, however, Provider shall have no obligation to replace any TSA Employee that has been hired or engaged by Recipient or any of its Affiliates and Recipient acknowledges that in such a case the Service Standard shall be modified in accordance with Section 18.6. In performing their respective duties hereunder, all personnel of Provider shall be under its sole direction, control and supervision, and Provider shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such personnel.

Section 2.7 Services Performed by Affiliates and Third Parties. Provider shall have the right to perform the Services itself or through any Affiliate or through any Third Party Provider at no additional cost to Recipient, without the prior written consent of Recipient. Provider shall in all cases remain responsible for (i) the provision of the applicable Services to Recipient in accordance with the Services Standard, (ii) the performance by any Third Party Provider of any delegated Services, and (iii) any actions of any Third Party Provider providing such delegated Services, including any breach of the terms of this Agreement. Without limiting the foregoing in this Section 2.7, in the event of any reduction in the standard of performance of, or other adverse incident relating to the Services (or part thereof) provided or supported by Third Party Providers, that comes to the attention of Provider (including where Provider has been notified by Recipient of such reduction in the standard of performance or other adverse incident), Provider shall: (x) promptly notify Recipient of the same; (y) to the extent available, provide Recipient with all information reasonably requested in order to evaluate the issue or incident; and (z) use commercially reasonable efforts (in consultation with Recipient) to promptly remediate the issue or incident with the relevant Third Party Provider.

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Section 2.8 Other Services.

(a) Commencing on the Effective Date and for six (6) months thereafter, the Recipient may identify any service (the “Excluded Services”), that: (i) had been provided prior to the Effective Date; or (ii) that, due to the separation of the Business from the business of Provider, is reasonably necessary to continue to conduct the Business in substantially the manner as the Business was conducted, in the case of each of clause (i) and (ii), during the Reference Period, but that is not included as a Service set forth this Agreement, including in accordance with Section 2.2 (each such service, an “Omitted Service”).

(b) Upon request by Recipient at any time during the Term, Provider shall provide any Omitted Service. For the avoidance of doubt, the Provider shall have no obligation to provide any Excluded Service. Provider shall negotiate in good faith with Recipient regarding the provision of, but shall have no obligation to provide, any Omitted Service that was not provided during the Reference Period (each, an “Additional Service”).

(c) Provider and Recipient shall negotiate in good faith the terms applicable to any Omitted Service or Additional Service, including the applicable Service Term therefor. The terms and conditions agreed upon in respect of any Omitted Service (or Additional Service if agreed) shall be agreed upon pursuant to an amendment to this Agreement and thereafter shall constitute part of the Services.

(d) Any negotiations relating to Omitted Services or Additional Services may include providing for the reimbursement of any reasonable, documented out-of-pocket costs and expenses incurred in connection with the continuation of any service, or assisting in the transition, in all cases, in accordance with the terms of this Agreement, provided, however, that Provider shall provide or cause to be provided all Omitted Services at Provider’s Actual Cost. “Actual Cost” means the actual cost (without mark-up) to Provider of delivering such Services, which shall include (A) employee and administrative costs, and (B) the third-party costs and expenses, incurred by Provider in providing such Services.

Section 2.9 Services Standard. Recipient acknowledges that Provider is not in the business of providing services to third parties and is entering into this Agreement only for the purpose of facilitating the transactions described in the Merger Agreement. Provider shall, and shall cause its Affiliates to, perform the Services in substantially the same manner and at substantially the same level of service (including, as applicable, with respect to type, frequency, quality, quantity, priority, timeliness and geographic scope) as compared with the manner in which such Services were provided to the Business at Closing and with substantially the same degree of skill, care and diligence as provided by Provider at Closing (the “Services Standard”). Recipient acknowledges that the timely completion of any Service by Provider or its Affiliates may depend upon the provision of information, documentation, products and/or services by Recipient or its Affiliates, and that Provider shall not be responsible for the failure to provide such Service to the extent that such failure results from the failure of Recipient or its Affiliates to provide such information, documentation, products and/or services to Provider or its Affiliates. Under no circumstances shall Provider, its Affiliates or its or their respective employees or agents (including subcontractors) be held accountable to a greater standard of care, efforts or skill than the Services Standard. Recipient acknowledges and agrees that the Services do not include the exercise of business judgment or general management for Recipient or any of its Affiliates. Recipient further acknowledges and agrees that the Services Standard may change from time to time pursuant to

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Section 18.6. Without limiting any relevant Services Standard: (i) Provider will provide to Recipient reasonable advance notice of any potential interruption, scheduled or unscheduled, that is reasonably likely to interrupt or otherwise affect any Service to be provided by Provider hereunder; and (ii) Recipient will not be obligated to pay any Fees with respect to any period that the Services are interrupted or not provided. Provider shall use commercially reasonable efforts to avoid any inability to provide the Services.

Section 2.10 Property Services.

(a) Recipient shall be entitled to use and occupancy of the desk spaces identified in Exhibit A within the properties identified in Exhibit A (collectively, the “Licensed Facilities” and each a “Licensed Facility”) as licensee of the relevant tenant of the relevant Licensed Facility (each such relevant tenant, the “Provider Tenant”) and receive from the applicable Provider Tenant, at no cost to Recipient (except for Service Fees due in respect of such Licensed Facility to the extent required under this Agreement), the associated property services identified in Exhibit A (which shall not extend to: (i) in the case of security, security services in relation to the areas of the applicable Licensed Facility that are specific to Recipient to the exclusion of other tenants and (ii) in the case of maintenance services, those services that have not been historically provided or that are not within the scope of customary maintenance of ordinary wear and tear) (collectively, the “Property Services”) only from and including the Effective Date to and including the earliest of:

(i) the date of termination by Recipient of certain Property Services identified in Exhibit A or parts thereof (provided such termination by Recipient with respect to certain Property Services or parts thereof shall not effect a termination of any other Property Services);

(ii) the date, if any, on which Recipient is obliged to cease occupation of the Licensed Facility pursuant to Section 2.10(d); and

(iii) the date of expiration or any other earlier termination of the relevant lease or sublease pursuant to which Provider Tenant leases or subleases the relevant Licensed Facility.

(b) Nothing in this Section 2.10 is intended by the Parties and is not to be interpreted as creating any legal demise or any rights in any Licensed Facility greater than a license. Each Provider Tenant shall retain control, possession and management of the relevant Licensed Facility.

(c) In relation to the desk space to be provided within the Licensed Facilities, Recipient shall:

(i) ensure that any employees, consultants or sub-contractors of Recipient or any of its Affiliates, comply in all material respects with (x) all applicable Laws that relate to their access and use of the Licensed Facilities, including those relating to environmental and workplace safety matters; and (y) Provider’s (or the relevant Provider Tenant’s) and the landlords’ respective applicable site rules, regulations, policies and procedures, in each case, as are made available in writing to Recipient;

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(ii) keep the desk spaces clean and tidy and ensure that they are used for office purposes only;

(iii) not make any alterations to any part of the Licensed Facility;

(iv) not sub-license any of the desk spaces or grant permission for any Person other than Provider, Recipient, or its or their Affiliates (each a “Third Party”) to use the same;

(v) maintain the following levels of insurance in respect of each such Licensed Facility as follows: (i) commercial general liability insurance policy with limits of not less than $16,000,000 USD per each occurrence and (ii) bodily injury and damage to property insurance policy with limits of not less than $16,000,000 USD per each occurrence; and

(vi) vacate and ensure Recipient and all employees, consultants or sub-contractors of Recipient vacate the relevant Licensed Facility upon termination of the Property Services in respect of such Licensed Facility and deliver such Licensed Facility over to Provider or the relevant Provider Tenant, as applicable, in materially the same repair and condition as at the Effective Date, ordinary wear and tear and damage caused by Provider Tenant (and any of its employees, agents, and contractors) excepted.

(d) If the landlord of any Licensed Facility notifies Provider Tenant of its objection to the occupation of the relevant Licensed Facility by Recipient, Provider may serve notice on Recipient that it proposes to terminate the Property Services in relation to such Licensed Facility, following which:

(i) Recipient shall vacate the Licensed Facility as soon as reasonably practicable; and

(ii) Provider shall issue to Recipient a pro-rated refund of any Fees paid in respect of such Licensed Facility; and

(iii) without prejudice to either Party’s rights or remedies set forth in this Agreement, Provider and Recipient shall have no further liabilities to the other in respect of the provision of Property Services in respect of the relevant Licensed Facility.

(e) If a Provider Tenant relocates from a Licensed Facility to new premises (including due to a change in strategy or market conditions), Provider shall:

(i) give advanced notice to Recipient of the relocation; and

(ii) at the request of Recipient, procure that the Property Services which were to be provided at the former Licensed Facility are provided within such new premises.

(f) Recipient shall ensure that any employees, consultants or sub-contractors of Recipient or any of its Affiliates that have access to any Licensed Facility comply with the obligations of Recipient hereunder and immediately notify Provider if they suspect or determine that a security or other incident has occurred at any Licensed Facility. Recipient shall also immediately notify Provider if it becomes aware of any such incident. Without limiting the generality of the foregoing, Recipient shall cooperate and assist Provider in any investigation, mitigation and remediation efforts relating to any such incident.

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ARTICLE 3

RECIPIENT’S OBLIGATIONS

Section 3.1 Obligations. Without limiting any of Recipient’s other obligations set forth in this Agreement, Recipient shall also:

(a) only use the Services: (i) in a reasonable and responsible manner; and (ii) for substantially the same purposes as during the Reference Period;

(b) perform all actions reasonably required by Provider in order for Provider or its designee to perform the Services and for Recipient to receive the benefit of the Services;

(c) not use any Services in breach of any applicable Laws;

(d) not resell any of the Services to any person whatsoever or permit the use of the Services by any Third Party other than in connection with the conduct of the business of Recipient in the ordinary course consistent in all material respects with past practice;

(e) comply with all provisions applicable to Recipient contained in each Third Party Agreement reasonably notified to Recipient in advance; and

(f) cooperate with Provider and provide it with such information and assistance as Provider shall reasonably request them to provide or the landlord of any Licensed Facility may require in connection with obtaining any Third Party Consent.

Section 3.2 No Liability for Delay. Provider shall have no liability for any failure to provide or delay in providing the Services in accordance with the terms of this Agreement solely to the extent such failure or delay results from the failure of Recipient to comply with its obligations and responsibilities under this Agreement.

Section 3.3 Recipient Affiliates. Recipient shall ensure that its Affiliates who use or receive the benefits of the Services where permitted pursuant to this Agreement shall comply with all restrictions and obligations to which Recipient is subject under this Agreement, including those in this Article 3, as if that Affiliate was Recipient, and shall be liable to Provider for any failure by any such Affiliate to comply to the same extent as if such failure was by Recipient itself.

Section 3.4 Failure or Interruption at Licensed Facilities. Provider shall not be responsible for any failure or interruption, of the services or facilities supplied at the Licensed Facilities by the landlord of any Licensed Facility or otherwise, including, without limitation, heat, ventilation, air conditioning, electricity, water, elevator service and cleaning service, if any; and no failure to furnish, or interruption of, any such services or facilities shall give rise to any (a) abatement, diminution, or reduction of Recipient’s obligations under this Agreement, or (b) liability on the part of Provider.

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ARTICLE 4

MIGRATION PLAN

Section 4.1 Migration Responsibility. Recipient acknowledges that it is ultimately responsible for achieving the migration from the use of the systems, operations, processes and platforms of Provider as further set out in this Agreement to its own systems, operations, processes and platforms at least with respect to the applicable Service by the applicable termination date.

Section 4.2 Migration Plan.

(a) After the Effective Date, the Parties will jointly and in good faith develop a proposed migration plan for the Services (the “Migration Plan”). Unless otherwise mutually agreed, the Migration Plan will include: (a) a draft schedule of migration steps (which shall include data, skill and knowledge transfer to Recipient), (b) the timing of completion for each migration step, and (c) the responsibilities of Provider and Recipient and any Third Party Provider, with the objective of completing the separation and migration within the term of this Agreement. Each Party will bear its own costs in connection with the creation of the Migration Plan.

(b) Recipient will prepare the initial draft of the Migration Plan and submit that to the Provider for review promptly after the Effective Date. Provider shall review the Migration Plan and provide reasonable assistance to Recipient in finalizing the Migration Plan within thirty (30) days of receipt of the initial draft, but any comments on the Migration Plan provided by Provider shall not be considered advice and Provider shall have no liability if Recipient implements or acts on Provider’s comments.

(c) Each Party’s written agreement shall be required in respect of any obligations on such Party under the Migration Plan, including the timing of such obligations and the level of resource required to be committed by such Party, which written agreement shall be deemed to be given in respect of any obligations of a Party set out in the Migration Plan once such Party has provided its written sign-off on the Migration Plan. Provider is under no obligation to accept any responsibility given to it under the Migration Plan that would require: (i) Provider to become exposed to any material operational, legal, financial or regulatory risk to which Provider has not been exposed or would not reasonably expect to be exposed in connection with the conduct of the Business prior to the Effective Date; or (ii) Provider to implement Recipient’s migration effort, except that Provider may be required by Recipient to extract from databases under the control of Provider, and hand over to Recipient on migration of a relevant Service, reasonable Recipient Data (excluding unstructured and/or archived data) processed by Provider in connection with that Service, provided that (a) Recipient shall pay all Provider’s internal and external costs of doing so as set forth in Exhibit A or a Change agreed to by Recipient; and (b) such Recipient Data shall be provided in the same format as the format in which that Recipient Data was stored by or on behalf of Provider as at the date on which it is handed over to Recipient.

(d) Once the Migration Plan has been agreed as set out above, the Parties shall perform the obligations given to them in the Migration Plan in accordance with the timetable set out in the Migration Plan.

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(e) The Parties shall and shall procure that the relevant members of their respective teams, comply with their obligations in the Migration Plan.

ARTICLE 5

ACCESS; COORDINATION; LOCATION OF SERVICES PROVIDED

Section 5.1 Coordination. Recipient and Provider hereby each designate the following individuals to act as its respective coordinator (a Party’s “Coordinator”) for purposes of this Agreement:

(a) Coordinator for Recipient:

Name: Title: Phone: Email:	[ ] [ ] [ ] [ ]

(b) Coordinator for Provider:

Name: Title: Phone: Email:	[ ] [ ] [ ] [ ]

The Coordinators will be primarily responsible for liaising between Provider and Recipient with respect to the coordination and performance of all Services and be of sufficient authority and expertise to be able to make decisions in the ordinary course under this Agreement. The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the Services hereunder. The Coordinators may appoint certain personnel who will serve as primary contact persons for specific Services described in Exhibit A. A Party may add an additional Coordinator or change its Coordinator by providing written notice to the other Party. The Coordinators will meet (in person or via telephone conference) on at least a monthly basis to discuss matters under this Agreement. The Coordinators will mutually agree on any additional operational governance that may be required to: (i) facilitate the effective and timely delivery of Services; (ii) assist in the resolution of any operational issues or related disputes; and (iii) help ensure the effective communication, cooperation and information exchanges between the Parties. Any and all communications related to the Services provided hereunder, other than those day-to-day communications and billings relating to the actual provision of the Services, shall be communicated to the other Party through such Party’s Coordinator (or their designees, as authorized in writing).

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Section 5.2 Location of Services Provided; Travel Expenses. Provider shall provide the Services to Recipient or its applicable Affiliate from locations of Provider’s choice unless the Services are required to be performed at a specific location identified in Exhibit A. Should the provision of any services other than the Services require any personnel of Provider, its Affiliates or its or their subcontractors to travel beyond twenty-five (25) miles from his or her employment location, and Provider is unable to reasonably procure any qualified personnel of Provider, its Affiliates or any of its or their subcontractors within such twenty-five (25) mile distance, Recipient shall reimburse Provider for all reasonable pre-approved travel-related costs, consistent with Provider’s travel policy.

ARTICLE 6

TITLE TO EQUIPMENT; MANAGEMENT AND CONTROL

Section 6.1 TSA Equipment. All systems, tools, equipment, facilities and other resources owned and used by Provider in connection with the provision of Services hereunder (collectively, “TSA Equipment”) will remain the property of Provider and, except as otherwise provided in this Agreement, will at all times be under the sole direction and control of Provider.

Section 6.2 Management and Control. Except as otherwise provided in this Agreement, management of and control over the provision of the Services (including the determination or designation at any time of the TSA Equipment and other resources of Provider to be used in connection with the provision of the Services) will reside solely with Provider; provided that the level and manner of the Services provided shall be in accordance with Article 2. Without limiting the generality of the foregoing or Section 2.6 of this Agreement, all labor matters relating to any employees of Provider will be within the exclusive control of Provider, and Recipient shall not take any action affecting such matters.

ARTICLE 7

ACCESS AND SECURITY

Section 7.1 Access to Recipient’s Materials and Premises. Recipient shall make available on a timely basis to Provider all information and materials reasonably requested by Provider to enable it to provide the Services hereunder. Recipient shall give Provider (and its officers, employees, agents or representatives) reasonable access, during regular business hours and at such other times as are reasonably required, to Recipient’s premises or the premises of the Business for the purpose of providing the Services hereunder. While on Recipient’s premises, Provider will, and will cause all contractors and personnel and personnel of Provider to comply in all material respects with Recipient’s standards, policies and procedures with respect to the use of and conduct on such premises, as such standards, policies and procedures as provided to Provider by Recipient and as they may be amended by Recipient from time to time and provided to Provider by Recipient. Provider will be responsible for any violation of such Recipient standards and policies by any contractor or personnel of Provider.

Section 7.2 IT Services.

(a) Where the provision of a Service includes making access available to Provider’s network and/or associated computer applications, Provider will provide to Recipient such information, including network addresses, user logins, passwords and/or access cards (“Access Codes”) only to the extent necessary to provide the Services in accordance with this Agreement. Provider shall not be required to provide access to Provider’s network and/or associated computer applications (or make Access Codes available) for any individual except to the extent that they: had access to such network and/or associated computer applications prior to the Effective Date. Provider may alter any and all of the Access Codes without notice to Recipient where it considers it reasonably necessary in the interests of security. Provider shall give Recipient as much advance

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notice of any such alteration of Access Codes as reasonably practicable and shall use commercially reasonable efforts to minimize or mitigate the impact of such change on the Services. Recipient must take reasonable precautions to keep Access Codes confidential and must only disclose Access Codes to those of its staff who need to know the Access Codes for the purposes of their employment or engagement. Recipient will identify computers and system accounts no longer required by personnel of Recipient to allow Provider to remove or change permissions in order to prevent unauthorized access to Provider’s network and/or associated computer applications.

(b) In addition to the requirements set forth in Section 7.2(a), Recipient shall comply with applicable policies, procedures and standards provided to Recipient by Provider, as such policies, procedures and standards may be amended by Provider from time to time and provided to Recipient by Provider. While using any data processing or communications services of Provider (whether or not identified in Exhibit A) and subject to Section 14.2, Recipient shall cause all of its personnel that are connected or have access to Provider’s network, computer software, hardware, technology or computer-based resources, to comply with Provider’s policies and information protection requirements, as such policies and requirements may be amended from time to time to the extent provided to Recipient by Provider, including security standards regarding antivirus protection, physical security, access control for all computer access, no sharing of passwords, no dual connections to the network and the Internet or other entity networks, personal data security guidelines, and other requirements for protection of confidential information and intellectual assets/property. Recipient acknowledges that computing assets connected to Provider’s network by any means are subject to monitoring by intrusion detection instrumentation and are subject to routine vulnerability assessment scans and e-mail filtering which may occur during any time. Recipient shall ensure that any access contemplated by this Section 7.2 shall be used by its personnel only for the purposes contemplated by, and subject to the terms of, this Agreement.

Section 7.3 Service Suspension. Provider shall have the right, in its sole discretion, to immediately deny or suspend access to Provider’s information technology systems:

(a) by any officer, employee, agent or representative of Recipient or its Affiliates in the event that Provider reasonably determines that such personnel have engaged or intend to engage in any activity in violation of Provider’s security policies; or

(b) by any device used by Recipient, its Affiliates, or any of its or their respective officers, employees, agents or representatives, that Provider reasonably determines is being operated in violation of Provider’s security policies or otherwise poses a security risk, including the threat of malware being introduced into Provider’s information technology systems.

Provider shall immediately notify Recipient of any such denied or suspended access and shall provide all reasonable cooperation to Recipient to mitigate any adverse impact of such suspension on the Services. Provider will promptly take all actions necessary to remediate such violation or security risk and restore any such denied or suspended access as soon as reasonably practicable.

Section 7.4 Security Incidents. Each Party shall notify the other Party promptly after it suspects or determines that there has been an intrusion into such Party’s technology systems that poses a material risk of unauthorized access to, or unauthorized use, loss or destruction of, any systems or data of the other Party (including any inappropriate disclosure of any Access Code or

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data or information provided by Recipient that is collected, processed, generated, derived, stored by, transmitted or otherwise made available to Provider in connection with this Agreement, excluding Recipient Data), except, in the case of Recipient, Recipient shall also be required to notify Provider of any such intrusions regardless of whether they pose a material risk and whether or not Recipient Data is affected if the incident arose when the Recipient’s employees, consultants or sub-contractors had access to Provider’s technology systems, or would require disclosure under applicable Law (a “Security Incident”), provided that such Party may delay such notification if and to the extent directed by law enforcement. The notifying Party shall provide the other Party with a description of the Security Incident, including the systems and data that may be at risk due to the Security Incident. The Parties shall cooperate and assist each other in any investigation, mitigation and remediation efforts relating to any Security Incidents.

Section 7.5 Service Maintenance and Shutdown. Provider shall have the right in its sole discretion to determine that it is necessary or appropriate to temporarily suspend a Service due to scheduled or emergency maintenance, modification, repairs, updates or upgrades, alterations or replacements of any of Provider’s systems or operations (in case of a non-emergency, a “Non-emergency Shutdown”, and in case of an emergency, an “Emergency Shutdown”). Provider shall schedule all Non-emergency Shutdowns in a manner that will not disrupt or interfere in any material respect with the operation of the Business as a whole and will in any event provide Recipient with reasonable prior written notice of such Non-emergency Shutdown (including reasonable information regarding the nature and the projected length of such Non-emergency Shutdown). In the event of an Emergency Shutdown, Provider shall provide such written notice as soon as reasonably practicable to Recipient, however, such notice may not be possible prior to the Emergency Shutdown. Provider shall use all reasonable efforts and cooperate in good faith with Recipient to minimize and mitigate any impact on or disruption to the Services caused by a Non-emergency Shutdown or Emergency Shutdown, as applicable, and minimize the duration of the Non-emergency Shutdown or Emergency Shutdown, as applicable. If the obligations of Provider to Provide any Service are suspended in accordance with this Section 7.5, no Party shall have any liability whatsoever to the other Party directly arising out of or relating to such suspension.

ARTICLE 8

TERM AND TERMINATION

Section 8.1 Term. Subject to the provisions of Section 8.2, Provider shall provide each Service commencing from the Effective Date, and ending on the earliest of (i) the applicable termination date set out in Exhibit A for that Service; (ii) the date on which that Service is terminated in accordance with this Agreement; or (iii) such other date as the Parties may agree in writing (each such service period, a “Service Term,” and such termination date, a “Service Termination Date”). Notwithstanding anything to the contrary in any Exhibit: (x) Recipient shall have the right, in its discretion, upon reasonable advance notice to Provider during the Term, to extend the Term for an additional six (6) month period provided that (A) Provider has the capabilities and resources required to continue to provide any such Service, and (B) in the event any Third Party Consent is required to provide such extended Service, the terms of Section 2.5 shall apply; and (y) upon any such extension, each Service Termination Date shall be deemed to be commensurately extended. For the avoidance of doubt, all Service Fees and Out-of-Pocket Charges shall continue to be payable during any such extension. This Agreement shall terminate automatically on the last Service Termination Date, unless terminated earlier under Section 8.2 (such period, during which this Agreement is in force, the “Transition Period”).

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Section 8.2 Termination.

(a) Subject to Section 8.3, Recipient may at any time terminate the provision of a Service by giving to Provider not less than thirty (30) calendar days’ notice in writing, specifying which Service(s) is/are to be terminated, unless a longer notice period is specified in Exhibit A (Services) (in which case that longer period must be provided). Notwithstanding the foregoing, where Exhibit A (Services) specifies a minimum Service Term for any Service, that Service may not be terminated pursuant to this Section 8.2 prior to the expiry of the minimum Service Term except in accordance with Section 8.2(b).

(b) Either Party shall be entitled to terminate this Agreement with immediate effect in respect of any or all of the Services by giving written notice to the other Party if:

(i) the other Party fails to pay the undisputed amounts due under this Agreement on the due date for payment and remains in default for more than sixty (60) days after being notified in writing to make such payment;

(ii) the other Party commits a material breach of its obligations under this Agreement and fails to remedy such breach within a period of ninety (90) days after receipt of notice of such breach;

(iii) the other Party (a) commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction, (b) has such a case or proceeding commenced against it that is not dismissed within sixty (60) days after commencement, (c) is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) appoints or suffers any appointment of any administrator, receiver, custodian or the like for it or any substantial part of its property that is not discharged or stayed within sixty (60) calendar days after such appointment, (e) makes a general assignment for the benefit of creditors, (f) calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or (g) is otherwise unable to pay its debts as they fall due; or

(iv) any Force Majeure event prevents the other Party from performing its obligations under this Agreement for a continuous period of six (6) weeks, provided that: (a) where applicable the Agreement shall only be terminated in respect of the Services affected by the Force Majeure event; and (b) the foregoing shall not relieve the affected Party of its obligation to use commercially reasonable efforts to resume any affected performance.

Section 8.3 Effect of Termination. Upon the end of the Transition Period, this Agreement shall terminate and all rights and obligations of each Party hereunder shall cease (except for the Parties’ rights and obligations under this Section 8.4, Section 9, Article 6, Article 10, Article 12, Section 13.3, Article 17, Section 14.2, Article 15, Article 16 and Article 18, which shall survive termination of this Agreement), and any amounts owed by either Party pursuant to this Agreement shall be paid in full promptly thereafter. Notwithstanding the foregoing, the termination of this Agreement pursuant to any of the provisions hereof shall be without prejudice to any rights of either Party that may have accrued prior to the date of such termination.

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ARTICLE 9

PROPERTY

Section 9.1 Property. As soon as reasonably practicable following the end of the Service Term as to any particular Service, Recipient shall promptly return to Provider any property of Provider and its Affiliates, and Provider shall promptly return to Recipient any property of Recipient and its Affiliates, used in connection with the provision of such Service. Provider shall be under no obligation to provide any technical support for any migrated data, systems or applications with respect to a Service following the end of the Service Term of such Service.

ARTICLE 10

INTELLECTUAL PROPERTY

Section 10.1 New IP. The Parties acknowledge that Provider may in the course of performing the Services, make, conceive or reduce to practice new Intellectual Property (“New IP”). All New IP shall be owned by Provider, except for any New IP that is made, conceived or reduced to practice at the written request of Recipient (“New Recipient IP”). Notwithstanding the foregoing, New Recipient IP shall not include Intellectual Property developed in the course of performing Services for which Recipient has not paid all Service Fees and associated out-of-pocket charges and costs. Subject to payment of all Services Fees and associated out-of-pocket charges and costs, Provider hereby assigns to Recipient all right, title, and interest Provider may have or may acquire in and to the New Recipient IP.

Section 10.2 Ownership of Intellectual Property; Enabling License. Except as otherwise expressly provided in this Agreement or in the Merger Agreement, each of the Parties and their respective Affiliates shall retain and own all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications, enhancements or derivative works thereof, whether made by the Parties and their Affiliates or by the other Party. No license or right, express or implied, is granted under this Agreement by either Party or such Party’s Affiliates in or to their respective Intellectual Property, except that, solely to the extent required for the provision or receipt of the Services in accordance with this Agreement, each Party (the “Licensor”), for itself and on behalf of itself and its Affiliates, hereby grants to the other Party (the “Licensee”) (and the Licensee’s Affiliates, to the extent applicable) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable (except in connection with an assignment permitted in accordance with Section 18.5), non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license to use such Intellectual Property (and any and all improvements, modifications, enhancements or derivative works thereof) of the Licensor in connection with this Agreement. Upon the end of the Service Term for a Service, in accordance with this Agreement, the license to the relevant Intellectual Property for such Service will automatically terminate without further action of any Party. For the avoidance of doubt, all licenses granted hereunder shall terminate immediately upon the end of the Transition Period.

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ARTICLE 11

CHANGE CONTROL

Section 11.1 Change Request. Where either Party wishes to make a change to this Agreement or any Service pursuant to the terms of this Agreement (a “Change”), the provisions of this Article 11 shall apply. Notwithstanding anything to the contrary in this Agreement, Provider may make a Change to the Service, without submitting a Change Request and without obtaining the agreement of Recipient, where the Change will not have any material adverse impact on the Services or in accordance with the provisions of Section 2.2.

Section 11.2 Change Request Procedures.

(a) A Party may request a Change by issuing a written request for that Change to the other Party in the form set out in Exhibit B (such request being, a “Change Request”). No Change will be valid unless consented to in writing by both Parties. Neither Party shall object to a Change to the extent that it is reasonably necessary to comply with applicable Law or the requirements of a governmental authority (a “Regulatory Change”). Each Regulatory Change shall be implemented by the Parties in a manner so as to minimize the impact on the provision or receipt of the Services as soon as reasonably practicable and, in any event, prior to the date on which the relevant Regulatory Change comes into effect.

(b) The Parties shall, acting reasonably, discuss and agree upon any Change Request proposed pursuant to Section 11.1 within fifteen (15) Business Days of the receipt of the relevant Change Request by a Party. Upon agreement, the Parties shall implement the Change in accordance with its terms.

(c) Each Party shall bear its own costs of considering and responding to Change Requests proposed by either Party. In respect of:

(i) Changes (other than Regulatory Changes), the Party requesting the Change shall bear the other Party’s incremental reasonable, direct and evidenced costs associated with implementing the Change; and

(ii) Regulatory Changes, any incremental reasonable, direct and evidenced costs associated with implementing the Change shall be borne by Provider, except that any incremental reasonable, direct and evidenced costs associated with implementing a Regulatory Change that primarily affects the Business rather than the business of Provider shall be borne by Recipient.

Section 11.3 Changes in Law. In the event that a change in Law adversely affects Provider’s ability to perform Provider’s obligations hereunder or Recipient’s ability to realize the benefit of this Agreement, the Parties shall promptly prepare and agree upon a Change Request setting out a plan for remediation of such adverse effects or an appropriate work around.

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ARTICLE 12

CONFIDENTIALITY

Section 12.1 Confidentiality. Each of the Parties shall, and shall cause its Affiliates and its and their respective Representatives to, maintain in confidence this Agreement and all proprietary and confidential business information of the other Party or its Affiliates to which it might become privy as a result of the provision of Services and other matters contemplated hereby; provided that no restrictions shall be placed upon a Party hereto in respect of the use or disclosure of any such information that the receiving Party can demonstrate (a) is or becomes public knowledge through no fault, omission, breach of this Agreement or other act of the receiving Party or its Affiliates or its or their respective Representatives or (b) was legally acquired by the receiving Party from an unaffiliated Third Party who had a right to convey the same without obligation of secrecy and who did not obtain such information directly or indirectly from a Party affiliated with the disclosing Party. Specific items of confidential information shall not be deemed to fall within the foregoing exceptions merely because they may be embraced within a body of generally available information within such exception, nor shall any combination of features be deemed to fall within such exception merely because the individual features are within such exception. Each Party may make any legally required disclosure of such proprietary and confidential business information, but such Party shall (unless legally prohibited from doing so) notify the other Party before making any such legally required disclosure and shall limit the amount of the information so disclosed to that which is, in the reasonable opinion of such Party’s legal counsel, legally required disclosure, and shall use commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to such information. This Section 12.1 shall not apply to non-public disclosures made by any Party to protect its rights and remedies under or with respect to this Agreement in the event of any dispute among the Parties or their Affiliates related hereto. The obligations of this Section 12.1 shall survive the termination of this Agreement.

ARTICLE 13

SERVICE FEE; OUT-OF-POCKET CHARGES; PAYMENT TERMS; TAXES

Section 13.1 Service Fee. Recipient shall pay to Provider (or to such Affiliate it designates, at its sole discretion) an amount for each Service (the “Service Fee”) as set forth in Exhibit A. Recipient shall pay the Service Fee to Provider (or to such Affiliate, it designates, at its sole discretion) in accordance with the invoicing procedures set forth in Section 13.3.

Section 13.2 Out-of-Pocket Charges; No Additional Costs.

(a) In the event Provider or its Affiliates incur out-of-pocket charges or costs in performing their obligations hereunder, including increases in Third Party costs required for the provision of the Services (as sufficiently documented and evidenced by Provider), license fees, royalties, or other fees in connection with the implementation of special information technology measures (collectively, “Out-of-Pocket Charges”), all such Out-of-Pocket Charges shall be payable by Recipient in addition to the Service Fee; provided that (i) Provider shall have provided to Recipient reasonable prior notice and Recipient shall have provided its prior written consent, in each case, to all Out-of-Pocket Charges in an amount greater than fifteen thousand U.S. dollars ($15,000.00) prior to Provider causing such Out-of-Pocket Charges to be incurred; and further provided that if Recipient does not so consent, Provider shall have no obligation to provide such

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Service to the extent it is unable without having incurred such Out-of-Pocket Charge, and (ii) Out-of-Pocket Charges shall not include (x) any overhead costs, profits or other mark-ups otherwise incurred by the Provider, (y) fees paid directly by Recipient to any Third Party Provider, or (z) any amount already included in the Service Fee. Notwithstanding Article 11, any change to Service Fees may only be made pursuant to an amendment to this Agreement in accordance with Section 18.2. Recipient shall pay Service Fees and Out-of-Pocket Charges in accordance with the payment terms set forth in Section 13.3.

(b) If at any time Provider believes that its compensation is materially insufficient to compensate it for the cost of providing the Services, including personnel costs that were not contemplated as of the Effective Date, Provider shall notify Recipient in writing (setting forth in reasonable detail its view of why the compensation is not equitable) and the Parties will promptly commence good faith negotiations regarding the pricing of such Services for future periods.

Section 13.3 Payment Terms. Where Provider issues an undisputed invoice to Recipient, the Service Fees shall be paid monthly in arrears in U.K. pounds (£). Where Provider designates one of its Affiliates to invoice Recipient for any of the Service Fees, Recipient shall, and Provider shall ensure that such Affiliate shall, comply with Exhibit C and, once a Sub-Services Agreement has been entered into, Provider shall no longer invoice Recipient for Service Costs invoiced by any of its Affiliates under any Sub-Services Agreement. Where a Sub-Services Agreement is in place, Service Fees shall be paid monthly in arrears in U.K. pounds (£). To the extent that Service Fees payable with respect to a Sub-Services Agreement are subject to special conditions specified in the relevant Sub-Services Agreement as necessary to comply with or address local law requirements, including with regard to tax treatment, the Affiliate of Provider that is party to such Sub-Services Agreement shall be solely responsible for any additional costs or expenses incurred by such Affiliate or Recipient in order to comply with such special conditions, subject to compliance with Section 13.4. Each invoice shall set forth in reasonable detail the Service Fee pursuant to Section 13.1 and out-of-pocket charges and costs pursuant to Section 13.2 with respect to the applicable month or as otherwise agreed by the Parties, and shall be delivered within thirty (30) days after the end of each applicable month or as otherwise agreed by the Parties. Recipient shall pay Provider or its designated Affiliate, as the case may be, all amounts set forth on such invoice within thirty (30) days of receipt of such invoice, or such other time period as may be agreed by Recipient and Provider or the applicable Affiliate of Provider. All such invoices shall be delivered to Recipient at Recipient’s address as set forth in Section 18.1 or as Recipient shall later designate by written notice to Provider. Any payments concerning such invoices shall be made to Provider or its designated Affiliate by wire transfer in immediately available funds to one or more accounts specified by Provider or its designated Affiliate. Provider or its designated Affiliate shall have the right to assess interest at an annual rate equal to the prime lending rate as publishing in The Wall Street Journal plus two percentage points for any month in which a balance is past due against all past due amounts or such other rate as may be set out in a Sub-Services Agreement, but not to exceed the maximum interest charges permitted by Law.

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Section 13.4 Reserved.

Section 13.5 Taxes. In addition to any fees applicable to the Services or other amounts payable by Recipient hereunder, Recipient shall pay to Provider the amount of all applicable sales, use, value-added, goods and services, transfer, receipts, consumption or other similar taxes (such Taxes, but excluding any interest, penalties or amounts imposed with respect thereto, “Service Taxes”) that Provider or any of its Affiliates is in the future required to pay that result from any Service delivered hereunder, regardless of whether such Service Taxes are invoiced with the applicable fee payment, payable directly by Recipient to a taxing authority, added retroactively or subsequently imposed in connection with any tax claim, assessment or other proceeding. If Provider or any of its Affiliates is legally obligated to collect any Service Taxes from Recipient, Provider shall have full authority to do so. Provider shall provide Recipient with an invoice for the Services that sets forth the amount of Service Taxes that are due, and Recipient shall pay the amount of Service Taxes set forth on such invoice to Provider in accordance with the payment terms set forth in Section 13.3. Recipient shall provide Provider with such other information as Provider reasonably requests to determine the amount of any such Service Taxes. If Recipient is exempt from any such Service Taxes, Recipient shall furnish Provider with a valid and properly completed resale or exemption certificate as required under applicable Law. If any deduction or withholding for or on account of Tax is required by Law from any payment by Recipient under this Agreement, Recipient shall be entitled to deduct and withhold from such payment to the extent required by applicable Law. If any applicable Law requires the deduction or withholding of any Tax from any payment by Recipient, then the sum payable by Recipient shall be increased as necessary so that after such deduction or withholding has been made, Provider receives an amount equal to the sum it would have received had no such deduction or withholding been required; provided, however, if the Provider determines acting reasonably in good faith that it received a refund or obtained and utilised a credit for any Tax deducted or withheld by the Recipient, the Provider shall promptly pay the amount of such refund or the amount of Tax actually saved in consequence of the utilisation of such credit to the Recipient. To the extent Provider delivers to Recipient such properly completed and executed documentation as will permit any payment to be paid without deduction or withholding or at a reduced rate of deduction or withholding, Recipient will reduce or eliminate such deduction or withholding in accordance with applicable Law.

Section 13.6 No Right to Set-Off. Recipient shall pay to Provider the full amount of Service Fees and other amounts required to be paid under this Agreement and not set-off, counterclaim or otherwise withhold any amount owed or claimed to be owed to Recipient under this Agreement, the Merger Agreement or otherwise, on account of any obligation owed by Provider, whether or not such obligation has been finally adjudicated, settled or otherwise agreed upon in writing.

ARTICLE 14

COMPLIANCE; DATA PROTECTION

Section 14.1 Data Security.

(a) Recipient hereby agrees that it shall and shall cause its Affiliates to comply with the standards and policies of Provider and its Affiliates provided to Recipient to the extent applicable to Recipient’s and its Affiliates’ use of the Services, including any data privacy policies, policies with respect to the protection of proprietary information and any other information and security policies, in each case as provided by Provider to Recipient. To the extent Recipient and/or its Affiliates may not be able to comply with such standards or policies, Recipient shall inform Provider in writing of its inability to comply and Provider and its Affiliates shall cooperate in good faith with Recipient or the applicable Affiliate of Recipient to determine an appropriate course of

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action in order to ensure Recipient is able to realize the benefit the Services; provided, however, that Provider and its Affiliates may refuse to provide the Services to Recipient and its Affiliates to the extent that, in Provider’s reasonable judgment, such non-compliance with any conditions or policies results in a [material] risk to Provider’s or its Affiliates’ business operations.

Section 14.2 Data Protection Law. Without limiting Section 14.1, the Parties shall, and shall cause their Affiliate and their employees, agents and sub-contractors to comply, with the Data Protection Law and all other applicable data protection laws in connection with the performance of their obligations under this Agreement. For purposes of this Agreement:

“Data Protection Law” means all applicable law relating to data privacy and data protection including: (i) the General Data Protection Regulation (EU) 2016/679 (GDPR); (ii) the GDPR as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018 (UK GDPR); (iii) the e-Privacy Directive (2002/58/EC) and the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426); (iv) the UK Data Protection Act 2018, (v) the California Consumer Privacy Act (as amended by the California Privacy Rights Act) (CCPA); and (vi) other US comprehensive privacy laws, in each case as amended, consolidated, replaced or updated from time to time and together with any subordinate or related legislation made under any of the foregoing which are applicable to Provider, Recipient.

“Recipient Data” means all personal data in whatever form or medium which is (i) supplied, or in respect of which access is granted, to Provider (or any Sub-processor) whether by Recipient, Beneficiaries, or otherwise in connection with this Agreement, or (ii) produced or generated by or on behalf of Provider (or any Sub-processor) in connection with this Agreement.

“Sub-processor” means any sub-contractor or other party engaged by Provider in relation to the Services who is or will be processing Recipient Data.

Section 14.3 Data Processing. The Parties agree that for each data processing activity where Provider processes data on behalf of Recipient, the following sets out the information required by Article 28(3) GDPR:

Subject matter of processing	The provision of Services under this Agreement.

Duration of processing	In respect of each Service, from the Effective Date until the applicable Service Termination Date.

Nature of processing	See service scope in Schedule A Part A.1.2.

Purpose of processing	To provide data hosting, analytics, fulfilment of customer orders, processing supplier payments. Further detail in the service scope in Schedule A Part A.1.2.

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Type of personal data	Name, date of birth, email address, postal address, financial data, bank account information.

Categories of data subjects	Employees and customers of the Business.

Categories of data transfers	Which countries and territories the personal data will be transferred from and to.

Section 14.4 For the purposes of this Agreement, the Parties agree that Provider (and any Sub-processor) shall be a data processor (or “service Provider,” as defined under the CCPA) and the Recipient shall be the data controller (or “business” as defined under the CCPA). Therefore, Provider shall:

(a) only process Recipient Data as necessary to perform its obligations under this Agreement or as required by law applicable to it; provided that Provider first informs Recipient of that legal requirement before processing, unless that law prohibits this on important grounds of public interest;

(b) ensure that all staff who have access to Recipient Data have committed themselves to appropriate obligations of confidentiality;

(c) maintain all appropriate technical and organisational measures to ensure security of Recipient Data, which shall be compliant with Provider’s applicable IT security policies; and

(d) assist Recipient to fulfil its obligation to respond to requests for exercising of data subject rights (including access requests) existing under Data Protection Law (Rights of the data subject);

(e) not engage any Sub-processor in relation to the Services without the prior written authorisation of Recipient or except pursuant to the following general authorisation. Recipient hereby grants Provider a general authorisation to engage Sub-processors as necessary to perform the Services; provided that: (i) Provider has notified Recipient in advance of the name of the Sub-processor and details of the particular Services being sub-contracted to it; or (ii) the delegation of processing to the Sub-processor was undertaken prior to the Effective Date and relates to the provision of the Services. Recipient shall have the right to object to any new Sub-processor within seven (7) days after the date of a notification; provided however such objection may only be on reasonable grounds and Provider shall only be obligated to negotiate in good faith to resolve any such objection. Provider may notify Recipient of Sub-processors by sending Recipient a notice by email. Provider will conduct appropriate due diligence in respect of the Sub-processor’s data privacy and security practices and procedures and shall enter into a written agreement with each Sub-processor containing obligations which are equivalent to those set out in this Section 14.4(e). If Recipient objects to the engagement by Provider of any new Sub-processor during the Term and that impacts the ability of Provider to perform any part of the Services, Provider may remove the affected Service from the scope of this Agreement;

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(f) not transfer any Recipient Data outside the United Kingdom or the European Economic Area (EEA), except as described in Provider’s privacy policy at www.informa.com/privacy-policy or otherwise with the express prior written consent of Recipient (which may include, as appropriate, the Parties putting in place an additional data transfer mechanism, such as approved contractual clauses (or identifying an appropriate derogation) to enable any such transfer to be undertaken in accordance with applicable Data Protection Law);

(g) if requested by Recipient, provide Recipient with reports concerning Provider’s data protection procedures relating to its compliance with this Section 14.4;

(h) notify Recipient as soon as reasonably practicable and in writing if it becomes aware of a personal data breach and provide Recipient with assistance in responding and mitigating it;

(i) maintain a log of personal data breaches;

(j) assist Recipient in complying with Article 35 (Data Protection Impact Assessment) and Article 36 (Prior Consultation) of the GDPR in respect of any new type of processing proposed, in accordance with the Data Protection Law; and

(k) on expiry or termination of this Agreement, either destroy all Recipient Data or transfer it to Recipient or a nominated Third Party (in a mutually agreed format and by a mutually agreed method), with the exception that Provider shall be entitled to retain specific Recipient Data if required by applicable Law or if permitted for certain legitimate business purposes, as further described in Provider’s privacy policy at www.informa.com/privacy-policy.

Section 14.5 Protection Measures. Each of the Parties agrees to maintain appropriate technical and organizational measures against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access and against all other unlawful forms of processing of any personal data provided or received pursuant to this Agreement. Recipient acknowledges and agrees that the measures maintained by Provider as the Effective Date are appropriate and sufficient for the purposes of this Section 14.5.

ARTICLE 15

DISCLAIMER; LIMITATION OF LIABILITY

Section 15.1 Disclaimer of Representations and Warranties. EXCEPT FOR ANY EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT, EACH PARTY HEREBY EXPRESSLY DISCLAIMS ON BEHALF OF ITSELF AND ITS AFFILIATES ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, WITH RESPECT TO THE SERVICES.

Section 15.2 Limitation of Liability. Subject to Section 15.4 neither Party nor any of its Affiliates shall be liable, whether in warranty, contract, tort or otherwise, for any consequential damages, special damages, incidental or indirect damages, loss of revenue or profits, diminution in value, damages based on multiple of revenue or earnings or other performance metric, loss of business reputation, punitive and exemplary damages or any similar damages of the other Party, or any of its Affiliates or any of their officers, employees, agents or representatives, which in any way arise out of, relate to, or are a consequence of, such Party’s or any Affiliate of such Party’s performance or nonperformance hereunder, or the provision of or failure to provide any of the Services hereunder.

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Section 15.3 Caps on Liability. Subject to Section 15.4, the liability of Provider, on the one hand, or Recipient, on the other hand, with respect to this Agreement or anything done in connection herewith, including the performance or breach hereof, or from the sale, delivery, provision or use of any of the Services provided under or pursuant to this Agreement, whether in warranty, contract, tort (including any form of negligence, recklessness, willful misconduct or strict liability) or otherwise, shall not exceed an amount equaling the Service Fee payable by Recipient to Provider or any Affiliate of Provider, without giving effect to any reduction pursuant to Exhibit C, during the preceding twelve (12) months in respect of the Service from which such liability flows (or 150% of such amount in the case of a breach of Article 14). With respect to any Service that is provided by a third-party subcontractor, Provider’s total liability for any nonperformance of, or failure to perform, such Service (a “Subcontractor Performance Failure”) shall be strictly limited to the actual recovery from such subcontractor of any damages or indemnification under contract or at law that are attributable to such Subcontractor Performance Failure, and in no event shall Provider have any further liability in respect thereof. If requested by Recipient, Provider shall use commercially reasonable efforts to pursue any remedies it may have against a subcontractor for such Subcontractor Performance Failure. Service Recipient shall reimburse Provider for any costs and expenses incurred by Provider in pursuing remedies on Recipient’s behalf. Each Party shall use commercially reasonable efforts to mitigate damages for which the other Party is responsible in connection with this Agreement.

Section 15.4 The limitations on liability set forth in Section 15.2 and Section 15.3 shall not apply to limit liability arising from: (i) the fraud, gross negligence or willful misconduct of a Party; or (ii) the intentional or willful cessation of any obligations of Provider in a manner not contemplated by this Agreement or refusal of Provider to make available any Services.

ARTICLE 16

INDEMNIFICATION

Section 16.1 Indemnification.

(a) Recipient shall indemnify Provider and Affiliates of Provider and its and their respective directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents (each a “Provider Indemnified Party” and collectively the “Provider Indemnified Parties”), and defend and hold the Provider Indemnified Parties harmless from and against any and all damages, fines, penalties, losses, liabilities (including settlements and judgments) and expenses (including interest, court costs, reasonable fees and expenses of attorneys, or other reasonable fees and expenses of litigation or other proceedings relating to a claim, default or assessment) (collectively, “Losses”) that may be paid or are suffered or incurred by any Provider Indemnified Party that arise out of or relate to any suit, claim, action or cause of action, demand or proceeding asserted by a Third Party against the Indemnified Party (collectively, “Third Party Claims”) that allege (1) any material breach by Recipient or any Affiliate of Recipient of its obligations under Article 12 (Confidentiality) and Article 14 (Compliance, Data Protection), or (2) the fraud, gross negligence or willful misconduct of Recipient or any Affiliate of Recipient.

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(b) Provider shall indemnify Recipient and Affiliates of Recipient and its and their respective directors, officers, managers, partners, employees, counsel, financial advisors, accountants, consultants and other advisors, representatives and agents (each a “Recipient Indemnified Party” and collectively the “Recipient Indemnified Parties”), and defend and hold the Recipient Indemnified Parties harmless from and against any and all Losses that may be paid or are suffered or incurred by any Recipient Indemnified Party that arise out of or relate to any Third Party Claims that allege (1) any material breach by Provider or any Affiliate of Provider of its obligations under Article 12 (Confidentiality) and Article 14 (Compliance, Data Protection), or (2) the fraud, gross negligence or willful misconduct of Provider or any Affiliate of Provider.

Section 16.2 Indemnification Procedure.

(a) Any Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any assertion of any pending or threatened Third Party Claim that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, describing in reasonable detail the relevant facts and circumstances; provided, however, that the failure to provide timely notice shall not release the Indemnifying Party from any of its obligations under this Article 16 except to the extent the Indemnifying Party is actually prejudiced by such failure.

(b) Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 16.2(a) with respect to any Third Party Claim, the Indemnifying Party may assume the defense and control of such Third Party Claim. In the event that the Indemnifying Party shall assume the defense of such claim, it shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided, that (i) if the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have a conflict of interest or different defenses available with respect to such Third Party Claim or (ii) the Indemnifying Party has not in fact employed counsel to assume control of such defense, the reasonable fees and expenses of one counsel (in addition to local counsel) to the Indemnified Parties shall be considered “Losses” for purposes of this Agreement. The Party that shall control the defense of any such Third Party Claim (the “Controlling Party”) shall select counsel, contractors and consultants of recognized standing and competence. Provider and Recipient, as the case may be, shall, and shall cause each of their respective Indemnified Parties to, cooperate fully with the Controlling Party in the defense of any Third Party Claim. If the Indemnifying Party does not so assume control of such defense, the Indemnified Party shall be entitled to control such defense. The Controlling Party shall keep the other Party advised of the status of such Third Party Claim and the defense thereof. If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with this Section 16.2(b) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of, or consenting to the entry of any judgment arising from, such Third Party Claims unless (x) the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Identified Party or agree

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to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim and (y) such settlement or consent shall not include an admission of wrongdoing on the part of any Indemnified Party. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Loss for which such Indemnified Party seeks indemnification under this Agreement.

ARTICLE 17

DISPUTE RESOLUTION

Section 17.1 Dispute Resolution. If there is a dispute between the Parties hereto or their respective Affiliates arising out of or relating to this Agreement, either Party may, at any time, give notice to the other Party requesting to discuss actions that might be taken to resolve such dispute and the Parties hereto shall, promptly upon receipt of such notice, negotiate in good faith with respect to the disputed issue and use commercially reasonable efforts to resolve such dispute; provided that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) either Party to agree upon any such actions. If the Parties hereto shall have failed to reach a resolution of the dispute within thirty (30) days after notice of such dispute has been given, either Provider or Recipient, as the case may be, may submit by written notice to the other Party a request that the respective senior officers of Provider and Recipient discuss such actions, and as promptly as practicable after such notice of submission has been given, each of Provider and Recipient shall cause such senior officers to negotiate in good faith with respect to such actions and use commercially reasonable efforts to resolve such dispute within ten (10) days of the matter being submitted to them; provided that nothing contained in this Agreement shall obligate or require (or be construed to obligate or require) any of such senior officers to agree upon any such actions. If at the end of such time the Parties are unable to resolve the dispute amicably, then nothing in this Article 17 shall prevent a Party from seeking to adjudicate such a dispute pursuant to Section 18.11, nor shall this Article 17 prevent a Party from seeking a judicial resolution on an emergency or similar expedited basis (subject to the limitations set forth in Section 18.11). Except where prohibited or enjoined by order of an authority with jurisdiction over a Party, each Party shall continue to perform its obligations under this Agreement during any period of time when the dispute resolution procedures outlined above are being followed.

ARTICLE 18

MISCELLANEOUS

Section 18.1 Notices. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by email with acknowledgment of receipt requested (or, the first Business Day following such transmission if the date of transmission is not a Business Day) or (c) received or rejected by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses and marked to the attention of the individual (by name or title) designated below (or to such other address or individual as a Party may designate by notice to the other Party):

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To Recipient:

Informa Group Limited
5 Howick Place
London, Sw1P 1WG
UK
Attn: Group General Counsel
Email: [***]

with a copy (which will not constitute notice) to:

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Attn: Benjamin K. Sibbett
Email: [***]

To Provider:

TechTarget, Inc. 275 Grove Street Newton, Massachusetts 02466 Attn: Daniel Noreck Email: [***] and TechTarget, Inc. 275 Grove Street Newton, Massachusetts 02466 Attn: Charles Rennick Email: [***]

with a copy (which will not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Joseph B. Conahan
Email: [***]

and

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, New York 10007
Attention: Andrew Alin
Email: [***]

Section 18.2 Amendment. This Agreement may not be amended, supplemented or otherwise modified except in a written document signed by each Party and that identifies itself as an amendment to this Agreement.

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Section 18.3 Waiver and Remedies. A Party may (a) extend the time for performance of any of the obligations or other acts of the other Party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other Party to this Agreement contained in this Agreement or (c) waive compliance with any of the covenants or conditions for the benefit of such Party contained in this Agreement; provided that (i) any such extension or waiver by either Party to this Agreement will be valid only if set forth in a written document signed on behalf of the Party against whom the extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver; and (iii) no failure or delay by either Party in exercising any right or remedy under this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy. Except as otherwise provided in this Agreement, any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by Law and include any rights and remedies authorized in law or in equity.

Section 18.4 Entire Agreement. This Agreement (including all exhibits) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements or representations by or between the Parties, written or oral, with respect to the subject matter thereof, except for the Transaction Documents. In the event of a conflict between the terms of this Agreement and the terms of the Merger Agreement, the terms of the Merger Agreement shall control.

Section 18.5 Assignment, Successors and No Third Party Rights. This Agreement binds and benefits the Parties and their respective successors and permitted assigns. Neither Party may directly or indirectly assign any rights or delegate any obligations under this Agreement, without the prior written consent of the other Party, except that Provider may directly or indirectly assign any rights or delegate any obligations under this Agreement to any Affiliate or any Subcontractor of Provider. Any attempted assignment in violation of this Section 18.5 shall be void ab initio. Nothing expressed or referred to in this Agreement shall be construed to give any Person, other than the Parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except (i) such rights as may inure to a successor or permitted assignee under this Section 18.5, (ii) for Section 16.1, which is intended to benefit and to be enforceable by Recipient Indemnified Parties as specified therein and (iii) for Section 18.5, which is intended to benefit and to be enforceable by Affiliates of Recipient.

Section 18.6 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the remaining provisions of this Agreement remain in full force and effect, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable. If any provision of this Agreement (or any portion thereof) is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent legally permissible.

Section 18.7 Exhibits. The Exhibits to this Agreement are incorporated herein by reference and made a part of this Agreement.

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Section 18.8 Interpretation. In the negotiation of this Agreement, each Party has received advice from its own attorneys. The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no provision of this Agreement shall be interpreted for or against any Party because that Party or its attorney drafted the provision.

Section 18.9 Expenses. Except as otherwise set forth in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each Party shall pay its own direct and indirect expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated by this Agreement, including all fees and expenses of its advisors and representatives.

Section 18.10 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT AND ALL PROCEEDINGS OR COUNTERCLAIMS ARISING OUT OF OR RELATED TO THIS AGREEMENT, SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. In any action or proceeding between or among the Parties arising out of or relating to this Agreement, each of the Parties hereby (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery for the State of Delaware in and for New Castle County, Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof. Service of process, summons, notice or document to any Party’s address and in the manner set forth in Section 18.1 shall be effective service of process for any such action, it being acknowledged and agreed that the foregoing shall not limit the right of a Party to effect service of process on any other Party by any other legally available method. Provider (on behalf of itself and its Affiliates) further irrevocably consents to process being served on it in any action or proceeding by mailing a copy thereof in the manner for delivery of notices specified in Section 18.1 to Informa USA, Inc. (“Process Agent”) with an address on the date hereof of 605 3rd Avenue, 22nd Floor, New York, New York 10158, Attention: Legal, as such Person’s agent for the purpose of accepting service of any process in the United States. Provider agrees that such service upon receipt by Process Agent (x) shall be deemed in every respect effective service of process upon such Person in any such action or proceeding and (y) shall, to the fullest extent permitted by applicable Law, be taken and held to be valid personal service upon and personal delivery to such Person.

(b) EACH PARTY (ON BEHALF OF ITSELF AND ITS AFFILIATES) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY (OR ITS AFFILIATES) MAY HAVE TO A TRIAL BY JURY IN

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RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.10.

Section 18.11 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (i) to bind or commit, or to act as an agent, employee or legal representative of, the other Party, except as may be specifically set forth in other provisions of this Agreement, or (ii) to have the power to control the activities and operations of the other Party in violation of applicable Law. The Parties are independent contractors with respect to each other under this Agreement. Subject to its obligations hereunder, Provider shall use its sole discretion and shall have complete control over the work performed pursuant to this Agreement, its employees, and other details of performing its obligations hereunder. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 18.11.

Section 18.12 Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party. The signatures of both Parties need not appear on the same counterpart. The execution of counterparts by electronic signature or delivery of duly executed counterparts by electronic transmission is as effective as signing and delivering the counterpart in person.

Section 18.13 Force Majeure. No Party hereto shall be liable to another for its failure to perform hereunder caused by contingencies beyond its reasonable control (“Force Majeure”), including acts of God, fire, flood, wars, acts of terrorism, sabotage, strike and government actions. Any Party asserting its inability to perform any obligation hereunder for any such contingency shall promptly notify the other Party of the existence of any such contingency and shall use its commercially reasonable efforts to recommence its performance of such obligation as soon as commercially practicable. Neither Party shall be relieved of its obligations pursuant to this Section 18.13 to the extent it does not use commercially reasonable efforts to recommence performance of its obligations or otherwise to remedy the event of Force Majeure.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties as of the date first written above.

PROVIDER:

TECHTARGET, INC.

By:
Name:
Title:

RECIPIENT:

INFORMA GROUP LIMITED

By:
Name:
Title:

Transitional Services Agreement

Signature Page

EXHIBITS

Exhibit A	Services; Fees; Term

Exhibit B	Change Request Form

Exhibit C	Sub-Services Agreements

List of Exhibits

Exhibit A    Services; Fees; Term

[***]

Exhibit B Change Request Form

Change Request Form

Change ref. no.:	Take next successive number	Change title:	Insert brief title for change

Date proposed:	Insert date	Proposed by:	Insert name and contact details

Priority:	Select from: “High”, “Medium” or “Low” (see key below)	Target date for review/approval:	Insert date
Description of change

Insert description, scope and objective of the requested change.

Impact of change

Insert, to include impact on the contractual terms affected, such as the scope or performance standards of any Service, along with impact on fees.

Proposed timetable to implement the change

Insert timetable/schedule for the requested change.

Priority key:

“High”: change relates to a legal requirement.

“Medium”: change will have material business impact.

“Low”: all other changes that are not High or Medium.

B-1

Exhibit C Sub-Services Agreements

1. Provider may require that any of the Services (Sub-Services) are to be provided to Recipient by any of its Affiliates under a Sub-Services Agreement, in which case the Parties shall procure the execution of a Sub-Services Agreement by its Affiliate and Recipient.

2. Each Sub-Services Agreement shall be in the form of the template agreement set out in Attachment I to this Exhibit D

3. Where a Sub-Services Agreement is established, and for so long as it remains in force:

3.1 the Sub-Services shall be provided by the relevant Affiliate of Provider to Recipient under that Sub-Services Agreement, and shall cease to be provided by Provider to such Recipient under this Agreement;

3.2 the Service Fees payable under this Agreement shall be reduced by the amount of the Service Fees payable by Recipient under the Sub-Services Agreement; and

3.3 Provider shall cause its Affiliate to comply with all obligations of Provider under this Agreement in the performance of such Affiliate’s performance under the Sub-Services Agreement. Provider shall be liable to Recipient for all acts or omissions of such Affiliate; provided that Provider and that Affiliate shall not be liable more than one for the same underlying cause of action.

4. Any liability under a Sub-Services Agreement shall be governed by and count towards the limitations of liability set out in Article 15.

Attachment I to Exhibit C

Template Sub-Services Agreement

This Sub-Services Agreement (Sub-Services Agreement) is entered into on [•] (the Sub-Services Agreement Date), by and between [•], with an office at [•] (Recipient), and [•], with an office at [•] (Sub-Service Provider) (each a “Party” and together the “Parties”).

WHEREAS:

A [•] (Provider) and [•] (Recipient) entered into the Transitional Services Agreement dated [•] (the “Transitional Services Agreement” or “TSA”).

B. Provider has agreed to provide certain services to Recipient under the terms of the TSA (the “Services”), and the TSA contemplates that Provider and Recipient may agree that some of those Services should be provided by an Affiliate of Provider to Recipient directly under the terms of a separate Sub-Services Agreement.

C. The purpose of this Sub-Services Agreement is to set forth the terms and conditions for the Sub-Service Provider to provide the Services set out herein to Recipient.

5. PROVISION OF THE LOCAL SERVICES

5.1 During the term of this Sub-Services Agreement, the Sub-Service Provider will provide the following services (the Sub-Services) that are described in the TSA, to Recipient: [•]

5.2 The Sub-Service Provider will, in providing the Sub-Services, comply with all of the obligations that Provider has in respect of the provision of the Services under the terms of the TSA.

5.3 Recipient will comply with all of the obligations that Recipient has in respect of the use and receipt of the Services under the terms of the TSA, with respect to the Sub-Services.

6. TERM

6.1 The term of this Sub-Services Agreement will commence on the Sub-Services Agreement Date and will continue thereafter until the TSA has been terminated (for whatever reason) or has expired in relation to all of the Sub-Services, whereupon this Sub-Services Agreement will terminate.

6.2 The Parties hereto hereby irrevocably waive their right to terminate this Sub-Services Agreement (other than as provided for in Section 8.2 of the TSA or as otherwise permitted by the terms of the TSA) unless both Recipient and Provider have consented to such termination.

7. SERVICE COSTS

7.1 The Parties have agreed that the Sub-Service Provider will charge the Service Fees for the provision of the Sub-Services under this Sub-Services Agreement directly to Recipient, and Recipient shall pay those Service Fees to the Sub-Service Provider on the terms set out in the TSA.

8. OTHER TERMS OF THE TSA

8.1 The terms of the TSA, as amended from time to time by Provider and Recipient, are hereby incorporated by reference and shall apply mutatis mutandis between the Parties as if they were “Provider” and “Recipient” respectively. In particular, but without limitation:

8.1.1 all claims and liabilities of Recipient and the Sub-Service Provider under or in connection with this Sub-Services Agreement (including any incorporated term of the TSA) shall be governed by Article 17 of the TSA; and

8.1.2 any liability of Recipient and the Sub-Service Provider under or in connection with this Sub-Services Agreement (including any incorporated term of the TSA) shall be governed by Article 15 of the TSA.

8.2 This Sub-Services Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, [Delaware law].

SIGNED BY:

[Recipient]	[Sub-Services Provider]

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

EXHIBIT VI-A

THIS DATA SHARING AGREEMENT is dated ______________________ 2024 (this “Agreement”).

PARTIES

(1)	INFORMA PLC incorporated and registered in England and Wales with company number 8860726 whose registered office is at 5 Howick Place, London, SW1P 1WG; and

(2)	TECHTARGET, INC., a Delaware corporation, headquartered at 275 Grove Street, Newton, MA 02466,

each a “party” and together the “parties”.

RECITALS

(A)

As a result of an M&A transaction whereby part of Informa PLC (“Ivory”) was sold to a newly created company TechTarget, Inc. (“New Toro”) in which the Informa Group has a majority holding, the Informa Group and New Toro see opportunities for New Toro and Informa Group Companies to leverage their respective datasets relating to audiences for events and media and website interactions.

(B)

The parties intend to leverage their respective datasets in compliance with the Data Protection Laws, supported by, and in accordance with, this Agreement, which sets out the agreed use cases (i.e. purposes) that may be made of data shared between the parties, as well as the restrictions and mitigations that must be applied in respect of such use.

(C)	The parties also intend this Agreement to set out in a transparent manner their respective responsibilities for compliance when acting as Joint Controllers for the purposes of Article 26 of GDPR.

AGREED TERMS

1.	DEFINITIONS AND INTERPRETATION

The following definitions and rules of interpretation apply in this Agreement:

1.1	Definitions:

1.1.1

Agreed Use Case(s): the uses of Shared Personal Data agreed by the parties as set out in Schedule 1 of this Agreement, which may be updated by the parties in writing (referencing this Agreement), for example, to add, remove or modify use cases, from time to time.

1.1.2	Commencement Date: the date specified at the top of this Agreement.

1.1.3

Confidential Information: means any non-public information that is designated as “confidential” by the disclosing party or that should reasonably be considered to be confidential under the circumstances surrounding disclosure. Confidential Information includes Shared Personal Data and the terms of this Agreement. Confidential Information does not include any information that: (a) was previously known to the receiving party; (b) is received from a third party without similar restriction; (c) is or becomes publicly available other than through breach of this Agreement or wrongful act of a third party; or (d) is independently developed by the receiving party without the use of the other party’s Confidential Information.

1.1.4	Consent Countries: the countries identified in Schedule 4 of this Agreement, which may be updated by the parties in writing referencing this Agreement, from time to time.

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1.1.5	Customer: means any client or customer of either party that purchases products or services that may include the Shared Personal Data.

1.1.6

Data Protection Laws: all applicable data protection laws, including the California Consumer Protection Act, European Directive 2002/58/EC, GDPR, the UK Data Protection Act 2018, UK GDPR and any legislation and/or regulation implementing or made pursuant to them, or which amends, replaces, re-enacts or consolidates them and all other applicable laws relating to the processing of personal data and privacy that may exist in any relevant jurisdiction where the parties do business.

1.1.7	Data Subject Request: a request made by a Data Subject to exercise any rights of Data Subjects under the Data Protection Laws.

1.1.8	GDPR: the General Data Protection Regulation ((EU) 2016/679).

1.1.9	Group: means, in relation to a company, that company, any subsidiary or holding company from time to time of that company and any subsidiary from time to time of a holding company of that company.

1.1.10	Informa Group Company: means any member of the Informa Group.

1.1.11	Material Breach:

any material failure by a party to comply with any obligations set forth in this Agreement, which failure causes the other party to be in material violation of any law applicable to such other party’s use or provision of such Shared Personal Data.

1.1.12	Personal Data Breach: any breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, any Shared Personal Data.

1.1.13

Permitted Recipient: any third party Processor appointed by either party and required for the processing of the Shared Personal Data, or each of the parties’ professional advisers, or a relevant supervisory authority or other regulator, or any other third party as may be agreed by the parties in writing from time to time.

1.1.14	Privacy Assessment: an assessment of the data protection risks and applicable mitigations, carried out by the Data Protection Officer or Privacy team.

1.1.15

Restrictions and Mitigations: the restrictions on the use and processing of Shared Personal Data and the mitigations set out in Schedule 3 of this Agreement, which may be updated by the parties in writing referencing this Agreement (for example, to add or remove restrictions and/or mitigations), from time to time.

1.1.16

Shared Personal Data: the Personal Data shared by one party to the other (including in pseudonymous form) as described in Schedule 1 of this Agreement, which may be updated by the parties in writing referencing this Agreement (for example, to add or remove categories of personal data), from time to time. To be clear, Shared Personal Data does not include Personal Data used or otherwise processed by a party unless it was received from the other party pursuant to this Agreement, including any such Personal Data that were obtained by the party directly from the data subject or from a third party, and further including such Personal Data that is duplicative of Shared Personal Data received from the other party.

1.1.17

Transparency Requirements: the requirements to ensure that processing is fair and transparent, as set out in Schedule 2, which may be updated by the parties in writing referencing this Agreement (for example, to modify the manner in which notice is provided and/or any Data Subject consent (if any) obtained), from time to time.

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1.1.18	UK GDPR: has the meaning given to it in section 3(10) (as supplemented by section 205(4)) of the Data Protection Act 2018.

1.2

Controller, Processor, Data Subject, Personal Data, Joint Controllers, processing, special category data, supervisory authority and appropriate technical and organisational measures shall have the meanings given to them in the GDPR.

2.	COMMENCEMENT AND DURATION

2.1	This Agreement shall commence on the Commencement Date and shall continue in effect until terminated in accordance with Section 14.1 (the “Term”).

3.	PURPOSE; PROCESS

3.1	This Agreement sets out the framework for the sharing of Personal Data between the parties as Joint Controllers.

3.2

Within thirty (30) days following the Commencement Date, the parties shall agree on the process for sharing and identifying Shared Personal Data, as may be adjusted by the parties from time to time in accordance with applicable laws and each party shall comply with and share Shared Personal Data in accordance with the terms of such agreement.

4.	GENERAL

4.1

Each party shall only use or otherwise process (whether directly or indirectly through a third party, including a Permitted Recipient acting as a Processor) Shared Personal Data for the Agreed Use Cases subject to, and in accordance with, the Restrictions and Mitigations.

4.2

Each party shall provide the other with contact details of at least one staff member as a point of contact and responsible manager (“Point of Contact for Data”) for all issues arising out of this Agreement and the Data Protection Laws, including the joint training of relevant staff, the procedures to be followed in the event of a Personal Data Breach, maintaining a point of contact for and handling any Data Subject Request, and the regular review of the parties’ compliance with the Data Protection Laws.

4.3

Each party shall comply with the Data Protection Laws as may be applicable to its processing of the Shared Personal Data, having regard to its role as a Joint Controller, including by publishing revised privacy notices to applicable data subjects relating to its role as a Joint Controller or as otherwise may be required in connection with the execution, delivery, and performance of this Agreement.

4.4

Each party shall ensure that it has in place appropriate technical and organisational measures, to protect against unauthorised or unlawful processing of the Shared Personal Data and against accidental loss or destruction of, or damage to, the Shared Personal Data.

5.	PERSONAL DATA BREACHES

5.1	Any party that discovers a Personal Data Breach shall inform the Point of Contact for Data at the other party as soon as possible and in any event within twenty-four (24) hours of discovery.

5.2

Where a Personal Data Breach occurs, the parties shall co-operate in addressing it in an appropriate and timely manner, including by deciding whether notification to the supervisory authority, and/or communication to data subjects are required under Articles 33 and 34 of GDPR.

6.	FAIR AND LAWFUL PROCESSING

6.1	Each party shall ensure that it processes the Shared Personal Data fairly and lawfully and in accordance with Schedule 2 of this Agreement.

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6.2	Each party shall ensure that it only processes Shared Personal Data on a lawful basis, which the parties anticipate for the Agreed Use Cases may include the following:

6.2.1	the processing is necessary for the legitimate interests of each party, where such interests are not overridden by the interests or fundamental rights and freedoms of the Data Subjects;

6.2.2	compliance with each party’s respective legal obligations; and,

6.2.3	with a Data Subject’s consent, particularly in respect of the Consent Countries.

7.	PERMITTED RECIPIENTS

7.1

Each party agrees that the other may engage Permitted Recipients to assist in the performance of this contract, or engage Permitted Recipients for any other legitimate business purpose, except where such engagement may:

7.1.1	cause either party to breach applicable laws; or

7.1.2	materially disadvantage either party,

provided that each Permitted Recipient is subject to written contractual or statutory obligations concerning the Shared Personal Data (including obligations of confidentiality) which are no less onerous than those imposed by this Agreement.

7.2	Each party may only engage Permitted Recipients that are Processors:

7.2.1

where the Processor has provided sufficient guarantees to implement appropriate technical and organisational measures that applicable processing will meet the requirements of the Data Protection Laws; and,

7.2.2	subject to written agreements that comply with the Data Protection Laws, including, where applicable, the requirements set out in Article 28 of GDPR and UK GDPR.

7.3

Except as provided in this Agreement, including with respect to the Agreed Use Cases (but subject always to the Restrictions and Mitigations), or as required by applicable laws, neither party shall disclose Shared Personal Data to any third parties without the other party’s prior written consent.

8.	DATA SUBJECTS’ RIGHTS AND NOTIFICATION TO SUPERVISORY AUTHORITIES

8.1

Any party that receives a Data Subject Request which relates directly or indirectly to the processing of Shared Personal Data shall contact the Point of Contact for Data at the other party as soon as possible, and in any event within five (5) business days of receipt of the request, providing a copy of the Data Subject Request and reasonable details of the circumstances giving rise to the request.

8.2

The parties agree to provide reasonable assistance as is necessary to each other to enable them to comply with Data Subject Requests and to respond to any other queries or complaints from Data Subjects. The Joint Controller that originally collected (or otherwise obtained) the Shared Personal Data that is the subject of the Data Subject Request shall have primary responsibility for handling that request.

8.3

Any party that receives correspondence from a supervisory authority or other data protection regulator which relates to the processing of Shared Personal Data shall contact the Point of Contact for Data as soon as possible and in any event within three (3) business days of receipt of the request. The parties agree to provide reasonable assistance as is necessary to each other to enable them to respond to and comply with the correspondence from the supervisory authority or other data protection regulator.

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9.	DATA RETENTION AND DELETION

Each Joint Controller shall handle retention and deletion of Shared Personal Data in accordance with its own data retention policy (or any agreed joint data retention policy, if relevant), but in no event shall retain the data for longer than necessary for the Agreed Use Case(s).

10.	TRANSFERS

Where a party transfers any Shared Personal Data outside a jurisdiction, including the United Kingdom and the European Economic Area, that imposes restrictions on transferring Personal Data outside of such a jurisdiction, it shall ensure that such transfer complies with the Data Protection Laws, including by implementing an approved data transfers mechanism such as approved data transfers agreements.

11.	CONFIDENTIALITY

Each party will use the Confidential Information of the other party only to exercise its rights and perform its obligations under this Agreement. Neither party will disclose Confidential Information of the other party to any third party except to: Permitted Recipients that are subject to substantially similar confidentiality requirements; or, to the extent specifically required by public authorities, pursuant to applicable laws and regulations. The receiving party shall use commercially reasonable efforts to oppose such requests for disclosure where there are reasonable grounds for doing so, and to seek protection or continued confidential treatment of the information.

12.	LIABILITY

12.1

The parties agree that each party shall only be responsible for any fines, regulatory penalties, damages, costs, compensation claims and other liabilities to third parties to the extent that such liabilities result from that party’s breach of the Data Protection Laws or this Agreement.

12.2

To the fullest extent permitted by applicable laws, neither party will be liable to the other under or in connection with this Agreement, whether in contract, tort (including negligence), misrepresentation (whether tortious or statutory), breach of statutory duty or otherwise for any special, incidental, indirect or consequential damages or for loss of data, loss of profits, business interruption, or similar damages or loss, even if such party has been advised of the possibility of such damages.

13.	GOVERNANCE

13.1

The parties will meet to review the effectiveness of this data sharing initiative every three (3) months (or such frequency as the parties may agree from time to time), having consideration to the aims and purposes set out in this Agreement.

13.2	The review of the effectiveness of this Agreement will involve:

13.2.1	assessing whether the purposes for which the Shared Personal Data is being processed are still the ones listed in Schedule 1 of this Agreement;

13.2.2

if new or modified purposes for which the Shared Personal Data is being processed are necessary or desirable, assessing whether the risks to the goodwill and reputation of Ivory’s brands (and/or which New Toro would agree to for its own brands for such purposes) are greater than the risks associated with the purposes as set forth in Schedule 1 on the date of this Agreement and, if so, additional consideration shall be given to Ivory in assessing such new or modified purposes;

13.2.3	assessing whether the Shared Personal Data is still as listed in Schedule 1 of this Agreement;

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13.2.4

assessing whether the Restrictions and Mitigations listed in Schedule 3 of this Agreement are being complied with and are fit for purpose (and amending them where they are found not to be fit for purpose);

13.2.5	assessing whether the legal framework governing data quality, retention, and data subjects’ rights are being complied with; and,

13.2.6	assessing whether any Personal Data Breaches involving the Shared Personal Data have been handled in accordance with this Agreement and the Data Protection Laws.

14.	TERMINATION

14.1	Either party may terminate this Agreement:

14.1.1

For its convenience upon six (6) months’ notice to the other party at any time following the date on which Ivory ceases to be the owner, directly or indirectly, of at least forty percent (40%) of the outstanding shares of New Toro; and

14.1.2

upon notice to the other party in the event of a Material Breach by the other party if such Material Breach is not remedied by the other party within sixty (60) days following such party’s receipt of notice of such Material Breach.

14.2	Ivory may terminate this Agreement upon notice to New Toro in the event that the Brand Licence Agreement between the parties expires or otherwise terminates in accordance with the provisions thereof.

14.3

Upon the effective date of termination of this Agreement for any reason, each party will immediately cease use of Shared Personal Data received from the other party and delete such data from its systems (including those of any Permitted Recipients); provided, for clarity, that the foregoing will not apply to any Personal Data that were obtained by the party directly from the data subject or from a third party, including such Personal Data that are duplicative of Shared Personal Data received from the other party. No further Personal Data will be shared by either party.

14.4

Termination or expiry of this Agreement (for whatever reason) shall not affect (i) the validity or enforceability of any of the terms and conditions of this Agreement intended to have continuing effect, or (ii) the accrued rights of the parties arising in any way out of this Agreement at the date of termination.

15.	VARIATION

No variation of this Agreement shall be effective unless it is in writing, referencing this Agreement, and signed by the parties (or their authorised representatives).

16.	CHANGES TO THE APPLICABLE LAW

In case the Data Protection Laws and any ancillary laws change in a way that the Agreement is no longer adequate for the purpose of governing lawful data sharing exercises, the parties agree that the parties will negotiate in good faith to review the Agreement in light of such changes.

17.	GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England and Wales.

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18.	JURISDICTION

Each party irrevocably agrees that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims arising out of or in connection with this Agreement or its subject matter or formation).

This Agreement has been entered into on the date stated at the beginning of it.

Signed by: _______________________	_______________________

Position:	Authorised Signatory

for and on behalf of Informa PLC

Signed by: _______________________	_______________________

Position:	Authorised Signatory

for and on behalf of TechTarget, Inc.

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Schedule 1

This Schedule 1 sets out the Agreed Use Cases for the Shared Personal Data, together with the categories of Personal Data comprising Shared Personal Data.

Agreed Use Case	Shared Personal Data

To attract and retain first party audiences for first party media content, via audience marketing campaigns or other similar methods.

•  Demographic data such as event/media registration data, including name, title, business contact details.

•  Firmographic data, such as company, company size, market sector.

•  Behavioural data, such as noted interests based on historical content consumption on media sites and/or at events.

No special category or sensitive data will be included.

To support the fulfilment of marketing programmes/ services in order to provide impressions, clicks or leads to clients/ customers.

•  Demographic data such as event/media registration data, including name, title, business contact details.

•  Firmographic data, such as company, company size, market sector.

•  Behavioural data, such as noted interests based on historical content consumption on media sites and/or at events.

No special category or sensitive data will be included.

To derive buyer level insights and intent for both internal use and for customers, including the evaluation of audiences according to their level of depth, recency and frequency of engagement, to help focus and target marketing and sales activities.

•  Demographic data such as event/media registration data, including name, title, business contact details.

•  Firmographic data, such as company, company size, market sector.

•  Behavioural data, such as noted interests based on historical content consumption, on media sites and/or at events.

No special category or sensitive data will be included.

Each party marketing its products and services (such as events, white papers, etc.) to its respective target market.	• Demographic data such as event/media registration data, including name, title, business contact details.

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•  Firmographic data, such as company, company size, market sector.

•  Behavioural data, such as noted interests based on historical content consumption on media sites and/or at events.

No special category or sensitive data will be included.

Enrichment of each party’s audience data and data subject permissions based on the above processing activities.

•  Demographic data such as event/media registration data, including name, title, business contact details.

•  Firmographic data, such as company, company size, market sector.

•  Behavioural data, such as noted interests based on historical content consumption on media sites and/or at events.

No special category or sensitive data will be included.

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Schedule 2

This Schedule 2 sets out each party’s obligations as they relate to transparency and consent, including by providing fair processing information (i.e. notice) to Data Subjects of the processing of the Shared Personal Data, the managing of obtaining consents and handling opt-out requests (and any revocations of consents), subject to Schedule 3.

1.	Obligations on the Party providing Shared Personal Data

1.1.	Legacy Data. Each party shall only make Shared Personal Data available to the other party where:

1.1.1	the Data Subject was informed of the identity of the Controller collecting their Personal Data at the time of collection;

1.1.2	the Data Subject was informed that their Personal Data may be processed for purposes the same as, or substantially similar to, the Agreed Use Cases at the time of collection;

1.1.3	the Data Subject was informed that their Personal Data may be shared with other companies in the same group for such purposes at the time of collection;

1.1.4

the Data Subject has not indicated that they no longer wish their Personal Data to be used for purposes the same as, or substantially similar to, the Agreed Use Cases, whether by making a Data Subject Rights Request, revoking a consent previously provided or opting-out from such processing by any means; and,

1.1.5

In respect of the Consent Countries, it has obtained a positive indication of consent from the Data Subject that the processing of their Personal Data in-line with 1.1.1 to 1.1.3 above was acceptable and that the Data Subject has not withdrawn this indication as set out in 1.1.4 above.

Each party shall take such diligence steps are as are necessary to establish that 1.1.1 to 1.1.4 above are accurate, including by taking such steps and providing such evidence as the other party may reasonably request.

1.2.

New Data. From thirty (30) days after the date this Agreement is signed, each party shall only make Shared Personal Data available to the other party where the Data Subject was provided with the following information (which may have been provided through a combination of a privacy policy available at the point of collection and “just in time” notices posted at the point of data collection):

1.2.1

the identity and the contact details of the Controller collecting the Personal Data, which must also include the following statement at the point of data collection: “An Informa Company”. This shall be communicated alongside a description of the essence of the arrangements between the parties as Joint Controllers, which may be included in the parties’ respective privacy policies;

1.2.2	the contact details of the data protection officer for the party collecting the Personal Data;

1.2.3

the purposes for which the Personal Data will be processed and the legal basis for the processing, including a summary of any legitimate interests relied upon by the Controller, and, in particular, that the Personal Data may be processed for the Agreed Use Cases and that the Data Subject may opt-out of such use. In respect of Data Subjects in the Consent Countries, each party will obtain the Data Subject’s prior consent to such use (including by other Informa Group Companies) before including their Personal Data in the Shared Personal Data;

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1.2.4	the possibility of the Data Subject’s Personal Data being shared with other Informa Group Companies, together with other potential recipients or categories of recipients, if any;

1.2.5

the fact that the Controller intends to transfer Personal Data to other countries around the world, including a description of any appropriate or suitable safeguards (e.g. EU Standard Contractual Clauses) and the means by which to obtain a copy of them;

1.2.6	the period for which the personal data will be stored, or if that is not possible, the criteria used to determine that period;

1.2.7

the existence of the right to request from the Controller access to and rectification or erasure of personal data or restriction of processing concerning the Data Subject or to object to processing as well as the right to data portability;

1.2.8	where the processing is based on consent, the existence of the right to withdraw consent at any time, without affecting the lawfulness of processing based on consent before its withdrawal;

1.2.9	the right to lodge a complaint with a supervisory authority; and,

1.2.10

whether the provision of Personal Data is a statutory or contractual requirement, or a requirement necessary to enter into a contract, as well as whether the Data Subject is obliged to provide the Personal Data and of the possible consequences of failure to provide such data.

1.3.	Opt-outs and Revoked Consent

Shared Personal Data shall not include any Personal Data in respect of which the Data Subject has opted-out (or revoked any previous consent) of processing for purposes the same as, or substantially similar to, the Agreed Use Cases.

2.	Obligations on a Party using Shared Personal Data

2.1.	When processing Shared Personal Data, each party shall ensure that every communication sent to Data Subjects as a result of such processing:

2.1.1	identifies the sender and also includes in a reasonably prominent manner, the descriptor: “an Informa Company”;

2.1.2	includes a prominent link to a privacy policy that includes each of the items listed in 1.2.1 to 1.2.10 above; and

2.1.3

contains a clear and easy-to-use means by which the Data Subject may communicate a change in their preferences, such as by opting-out or revoking any previously given consent. Such means may include: (a) providing a prominent unsubscribe option in each electronic communication, and (b) including a prominent link to a preference centre that enables a Data Subject to make granular choices regarding the uses and sharing of their Personal Data.

2.2.

Each party shall promptly record the means, date and time-stamp of any and all indications from Data Subjects, howsoever received, that they no longer wish the Controller to use and/or share their Personal Data for any particular purposes, including the Agreed Use Cases. Each party shall honour such requests in full except to the extent that it is not required to do so by the Data Protection Laws.

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Schedule 3

This Schedule 3 sets out the Restrictions and Mitigations that a party processing Shared Personal Data must apply to its processing and use of such data.

Agreed Use Case	Restrictions and Mitigations
To attract and retain first party audiences for first party media content, via audience marketing campaigns or other similar methods.

The requesting business should show business justification for targeting this audience (i.e. the request should be supported by evidence of profiles’ topic alignment).

High volume of data in EU (over 5,000) will require a Privacy Assessment before data is shared.

Activation via SMS or telephone will require a Privacy Assessment before data is shared.

Where a Privacy Assessment finds a sharing request is high risk despite the existing controls, such a request will require approval of the CEO of the sharing entity/division.

Data access via sharing will be “System to System” and manual downloads of audience records is prohibited.

Data sharing request will be use-case specific, data records obtained via sharing would be limited to the initial use case. Any subsequent use case would warrant a reassessment.

The preference centres, when available, will be the master data for all consent consideration.

To support the fulfilment of marketing programmes/ services in order to provide impressions, clicks or leads to clients/ customers.

Shared Personal Data must not include Personal Data relating to a Data Subject in the European Economic Area where its use may involve it being shared with a third party without the Data Subject having consented to such sharing.

The requesting business should show business justification for targeting this audience (i.e. the request should be supported by evidence of profiles’ topic alignment).

High volume of data in EU (over 5,000) will require a Privacy Assessment before data is shared.

Activation via SMS or telephone will require a Privacy Assessment before data is shared.

Where a Privacy Assessment finds a sharing request is high risk despite the existing controls, such a request will require approval of the CEO of the sharing entity/division.

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Data access via sharing will be “System to System” and manual downloads of audience records is prohibited.

Data sharing request will be use-case specific, data records obtained via sharing would be limited to the initial use case. Any subsequent use case would warrant a reassessment.

To derive buyer level insights and intent for both internal use and for customers, including the evaluation of audiences according to their level of depth, recency and frequency of engagement, to help focus and target marketing and sales activities.

Shared Personal Data must not include Personal Data relating to a Data Subject in the European Economic Area where its use may involve it being shared with a third party without the Data Subject having consented to such sharing.

Data access via sharing will be “System to System” and manual downloads of audience records is prohibited.

Data sharing request will be use-case specific, data records obtained via sharing would be limited to the initial use case. Any subsequent use case would warrant a reassessment.

The parties will apply technical and organisational controls to prevent activation.

Each party marketing its products and services (such as events, white papers, etc.) to its respective target market.

The requesting business should show business justification for targeting this audience (i.e. the request should be supported by evidence of profiles’ topic alignment).

High volume of data in EU (over 5,000) will require a Privacy Assessment before data is shared.

Activation via SMS or telephone will require a Privacy Assessment before data is shared.

Where a Privacy Assessment finds a sharing request is high risk despite the existing controls. such a request will require approval of the CEO of the sharing entity/division.

Data access via sharing will be “System to System” and manual downloads of audience records is prohibited.

Data sharing request will be use-case specific, data records obtained via sharing would be limited to the initial use case. Any subsequent use case would warrant a reassessment.

The preference centres, when available, will be the master data for all consent consideration.

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Enrichment of each party’s audience data and data subject permissions based on the above processing activities.

The parties will apply technical and organisational controls to prevent activation.

Data access via sharing will be “System to System” and manual downloads of audience records is prohibited.

Data sharing request will be use-case specific, data records obtained via sharing would be limited to the initial use case. Any subsequent use case would warrant a reassessment.

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Schedule 4

This Schedule 4 sets out the Consent Countries in which each party must obtain consent before sharing Personal Data with the other party.

Region	Countries

Americas	Brazil, Canada, Mexico

Europe	Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Switzerland, Spain, Sweden, Ukraine

Middle East and Africa	Israel, South Africa

APAC	China, India, Japan, South Korea

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EXHIBIT VI-B

THIS BRAND LICENSE AGREEMENT is dated                                      2024 (this “Agreement”).

PARTIES

(1)	INFORMA GROUP LIMITED. incorporated and registered in England and Wales with company number 03099067 whose registered office is at 5 Howick Place London (the “Licensor”); and

(2)	TECHTARGET, INC., a Delaware corporation, headquartered at 275 Grove Street, Newton, MA 02466 (the “Licensee”),

each a “Party” and together the “Parties”.

RECITALS

(A)

WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of January 10, 2024 (the “Merger Agreement”), by and among TechTarget, Inc., Licensee, Toro Acquisition Sub LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc., at a closing held on the date hereof, among other things Informa US Holdings Limited contributed all of the issued and outstanding shares of capital stock of Informa Intrepid Holdings Inc., plus cash, to Toro CombineCo, Inc. (“ComebineCo”), in exchange for shares of CombineCo Common Stock;

(B)

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, Licensor wishes to grant a limited license to the Licensee to use the Licensed IP (as defined below) solely in connection with the Data Sharing Agreement subject to and upon the terms and conditions of this Agreement; and

(C)	WHEREAS, the execution and delivery of this Agreement at the Closing is required by the Merger Agreement.

(D)

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREED TERMS

1.	DEFINITIONS AND INTERPRETATION

Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement. For purposes of this Agreement, the following definitions and rules of interpretation apply:

1.1	Definitions:

1.1.1	Agreed Use Cases: has the meaning specified in the Data Sharing Agreement.

1.1.2	Commencement Date: means the date specified at the top of this Agreement.

1

1.1.3

Confidential Information: means any non-public information that is designated as “confidential” by the disclosing Party or that should reasonably be considered to be confidential under the circumstances surrounding disclosure. Confidential Information includes the terms of this Agreement. Confidential Information does not include any information that: (a) was previously known to the receiving Party; (b) is received from a third Party without similar restriction; (c) is or becomes publicly available other than through breach of this Agreement or wrongful act of a third Party; or (d) is independently developed by the receiving Party without the use of the other Party’s Confidential Information.

1.1.4	Data Sharing Agreement: means the data sharing agreement between the Parties dated as of the Commencement Date.

1.1.5	Licensed IP: means the word INFORMA to be used solely as part of the complete phrase “an Informa Company.”

1.1.6

IPRs: means (a) patents, designs, trade marks, trade names, copyright and related rights, database rights, knowhow and confidential information (whether registered or unregistered); (b) all other intellectual property rights and similar or equivalent rights anywhere in the world which currently exist or are recognised in the future; and (c) applications, extensions and renewals in relation to any such rights.

1.1.7	Permitted Recipient: means each of the Parties’ professional advisers, or a relevant regulator, or any other third Party as may be agreed by the Parties in writing from time to time.

1.1.8

Territory: means the following countries: Australia, Brazil, Canada, Egypt, France, Germany, Hong Kong SAR, India, Japan, Monaco, Netherlands, P.R. China, Saudi Arabia, Singapore, Switzerland, Thailand, Turkey, United Kingdom, United Arab Emirates, and United States, and any other country or jurisdiction added in accordance with clause 2.2.

2.	GRANT OF LICENSE

2.1

Subject to and upon the terms and conditions of this Agreement, the Licensor, on behalf of itself and its Affiliates, hereby grants to the Licensee during the Term a non-exclusive, fully paid, royalty-free, non-sublicensable, non-transferrable license to use the Licensed IP solely in connection and combination with the term CombineCo in the Territory and solely to the extent necessary for Licensee to exercise its rights in the Agreed Use Cases in accordance with the terms of the Data Sharing Agreement.

2.2

Licensee may request to add another country(ies) or jurisdiction(s) to the Territory from time to time. Subject to Licensor consenting in writing, each such country or jurisdiction shall be deemed to be included within the definition of Territory as from the date of Licensor’s written consent.

2.3

Notwithstanding the foregoing, the licenses and rights granted by Licensor herein do not include the right to, and Licensee shall not, use or sublicense the Licensed IP (or any name that is derivative of or confusingly similar thereto) as or in a corporate name, fictitious name, trade name, domain name or the like.

2

2.4

Except as expressly provided in this Agreement, nothing shall operate to grant the Licensee, and the Licensee shall not apply for or obtain, any other rights in or in relation to the Licensed IP (or any name that is derivative of or confusingly similar thereto) in any country.

3.	LICENSEE’S OBLIGATIONS

3.1	The Licensee undertakes to the Licensor not to use the Licensed IP otherwise than in accordance with the terms of this Agreement.

3.2	The Licensee undertakes not to commit or omit any act or pursue any course of conduct, during the Term, which might tend to:

3.2.1	bring the Licensor or the Licensed IP into disrepute;

3.2.2	damage the goodwill or reputation of the Licensor or that attaching to the Licensed IP;

3.2.3	prejudice the validity or enforceability of any IPRs in the Licensed IP;

3.2.4	damage or reduce the value of the Licensed IP;

3.2.5	dilute or reduce the value or strength of the Licensed IP; or

3.2.6	distort or damage the image associated with the Licensed IP,

except that Licensee shall not be deemed to have breached its obligations set forth in this Section 3.2 as a result of any action taken in compliance with the Agreed Use Cases.

3.3

Licensor has the right to provide, and Licensee shall comply with, such quality control standards and procedures and directions as to the form and manner in which the Licensed IP are used as may be reasonably necessary to ensure the quality of the Licensed IP and to protect the validity and goodwill of the Licensed IP. Licensor (by itself or through its authorized agent) reserves the right to review Licensee’s advertising, promotional and any other materials using the Licensed IP, all for the purpose of ensuring that the nature and quality of goods and services and use of the Licensed IP are maintained as required herein. Licensee shall comply strictly with the directions of Licensor regarding the form and manner of the application of the Licensed IP.

3.4	Save as provided in clause 2.1, no other trade mark, logo, company name, trade name or the like may be affixed or used in proximity to the Licensed IP.

3.5	The Licensee undertakes to comply with all applicable laws, regulations and decisions of any relevant court, tribunal, regulatory body or ombudsman from time to time.

4.	OWNERSHIP

4.1

The Licensee acknowledges and agrees that as between the Parties, and subject to the rights granted under this Agreement, all rights and interest in and title to the Licensed IP, and any goodwill accruing from the use of the Licensed IP shall vest in, and inure to the benefit of, the Licensor. Notwithstanding the foregoing, the Licensee shall on request of the Licensor assign any goodwill in the Licensed IP to the Licensor (or its designee).

3

5.	LICENSED IP – MAINTENANCE AND ENFORCEMENT

5.1

The Parties acknowledge that the trade mark laws of some countries contain a requirement that a trade mark license must be recorded, or the Licensee must be recorded as a registered user, against the applicable registered trade mark at the trade mark registry (“Recordal”). Where the Licensor wishes to apply for Recordal of the Licensed IP in any country (whether because it is mandatory, or recommended by Licensor’s external trade mark counsel or otherwise desirable to do so), the Licensee shall assist the Licensor with any necessary formalities relating to the Recordal. Where Licensor has not applied for Recordal and Licensee desires to do to, Licensee shall be entitled to apply for Recordal itself at its cost (provided Licensor has given its prior written consent). The costs of any other Recordal shall be borne by the Licensor, provided that in each case the Licensee shall bear its own costs for providing necessary assistance to the Licensor. The terms of this Clause 5.1 shall also apply in relation to the maintenance of any Recordal or any requirement to record a change to, or the expiry or termination of, this Agreement.

5.2	Subject to Clause 5.1, the costs and expenses of the maintenance, registration and recording (as applicable) of the Licensed IP shall be at the election of and for the account of the Licensor.

6.	INFRINGEMENT

6.1

The Licensee shall notify the Licensor as soon as practicable after it becomes aware of any actual, threatened or suspected infringement of any IPRs in the Licensed IP. The notification shall be in writing and contain, as far as possible, full particulars of the actual, threatened or suspected infringement.

6.2

If the Licensee becomes aware that any other person or entity alleges that any IPRs in relation to the Licensed IP are invalid or that the use of the Licensed IP infringes any rights of another party or that the Licensed IP is otherwise attacked or vulnerable to attack, the Licensee shall immediately give the Licensor full particulars in writing thereof and shall make no comment or admission to any third party in respect thereof.

6.3

The Licensor shall have the conduct of all proceedings relating to the Licensed IP and shall at its sole discretion decide what action, if any, to take in respect of any infringement or alleged infringement of any IPRs in the Licensed IP or any other claim or counterclaim brought or threatened in respect of use or registration (as applicable) of the Licensed IP (and to retain any damages awarded). The Licensee shall not be entitled to bring any action or be joined in any action for infringement and the Licensor shall not be obliged to bring or defend any proceedings in relation to the Licensed IP if it decides in its sole discretion not to do so.

6.4

The Licensee shall at the request of the Licensor give full cooperation to the Licensor in any action, claim or proceedings brought or threatened in respect of the Licensed IP and the Licensor shall meet any reasonable expenses incurred by the Licensee in giving such assistance.

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7.	CONFIDENTIALITY

Each Party will use the Confidential Information of the other Party only to exercise its rights and perform its obligations under this Agreement. Neither Party will disclose Confidential Information of the other Party to any third Party except to: Permitted Recipients that are subject to substantially similar confidentiality requirements; or, to the extent specifically required by public authorities, pursuant to applicable laws and regulations. The receiving Party shall use commercially reasonable efforts to oppose such requests for disclosure where there are reasonable grounds for doing so, and to seek protection or continued confidential treatment of the information.

8.	TERM AND TERMINATION

8.1	This Agreement shall commence on the Commencement Date and shall continue in effect until terminated in accordance with Section 8.2 (the “Term”).

8.2	Either party may terminate this Agreement:

8.2.1

For its convenience upon six (6) months’ notice to the other party at any time following the date on which Licensor ceases to be the owner, directly or indirectly, of at least forty percent (40%) of the outstanding shares of Licensee;

8.2.2

Licensor may terminate this Agreement immediately upon notice to Licensee in the event that Licensee materially breaches its obligations under this Agreement in a way that causes irreparable harm to the Informa brand, as reasonably determined by Licensor; and

8.2.3

Licensor may terminate this Agreement upon notice to Licensee in the event that Licensee materially breaches its obligations under this Agreement in a way that causes material harm to the Informa brand, as reasonably determined by Licensor, if Licensee does not remedy such breach within ninety (90) days following Licensee’s receipt of notice of such breach.

8.3	This Agreement shall terminate with immediate effect without the need for any action by a Party if the Data Sharing Agreement is terminated for any reason.

8.4	Upon termination or expiry of this Agreement for any reason:

8.4.1	the licence granted to Licensee to use the Licensed IP under this Agreement shall immediately cease and the Licensee shall cease all use of the Licensed IP;

8.4.2	Licensee shall not undertake any activities or business whatsoever under a name which is the same as, includes, or is confusingly similar to, the Licensed IP; and

8.4.3	Licensee shall cooperate in good faith with Licensor to cancel each Recordal(s).

8.5

Termination or expiry of this Agreement (for whatever reason) shall not affect (i) the validity or enforceability of any of the terms and conditions of this Agreement intended to have continuing effect, or (ii) the accrued rights of the Parties arising in any way out of this Agreement at the date of termination.

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9.	ASSIGNMENT

9.1

Licensee shall not assign its rights nor delegate its obligations under this Agreement, by operation of law or otherwise, and any such attempted assignment or delegation shall be void ab initio. Licensor may make such an assignment or delegation, in whole or in part, without Licensee’s consent, provided that in the event of such assignment or delegation, the Licensee’s rights under this Agreement remain unaffected and the assignee or transferee expressly undertakes to be bound by the terms of this Agreement.

10.	VARIATION

No variation of this Agreement shall be effective unless it is in writing, referencing this Agreement, and signed by the Parties (or their authorised representatives).

11.	GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with English law.

12.	EQUITABLE RELIEF

Each Party acknowledges and agrees that damages alone would not be an adequate remedy for a breach of this Agreement and that each party shall be entitled to seek the remedies of injunction, specific performance and other relief for any threatened or actual breach of this Agreement under applicable law.

13.	JURISDICTION

Each Party irrevocably agrees that the courts of England and Wales shall have non-exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims arising out of or in connection with this Agreement or its subject matter or formation).

[Signature Page on following page.]

6

This Agreement has been entered into on the date stated at the beginning of it.

Signed by:

Position:	Authorised Signatory

for and on behalf of Informa PLC

Signed by:

Position:	Authorised Signatory

for and on behalf of TechTarget, Inc.

7

EXHIBIT VII

TERM SHEET FOR COMMERCIAL COOPERATION AGREEMENT

[***]

EXHIBIT 10.1 CLIFFORD CHANCE US LLP

Dated as of January 10, 2024

TORO COMBINECO, INC.,

as Employer

and

DON HAWK,

as Executive

EMPLOYMENT AGREEMENT

Page

1.	Employment	1
2.	Capacity	1
3.	Term	1
4.	Compensation and Benefits	2
5.	Extent of Service	3
6.	Termination	4
7.	Compensation Upon Termination	6
8.	Confidential Information, Noncompetition and Cooperation	10
9.	Arbitration of Disputes	14
10.	Consent to Jurisdiction	14
11.	Entire Agreement	14
12.	Assignment; Successors and Assigns, etc.	14
13.	Enforceability	14
14.	Waiver	15
15.	Notices	15
16.	Amendment	15
17.	Governing Law	15
18.	Counterparts	15

- i -

This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 10, 2024, by and between Toro CombineCo, Inc., a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466 (the “Employer” or “Company”) and Don Hawk (the “Executive”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024, by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”);

WHEREAS, TechTarget, Inc. and the Executive are parties to that certain Amended and Restated Employment Agreement dated as of January 17, 2008, that certain Amendment and Waiver to Amended and Restated Employment Agreement dated as of January 10, 2012, and that certain Relationship Agreement for Employees dated as of April 6, 2004 (collectively, the “Prior Employment Agreement”), pursuant to which the Executive is employed by TechTarget, Inc.;

WHEREAS, the Employer desires to employ the Executive and the Executive desires to be employed by the Employer on the terms contained herein from and after the Effective Time (as defined in the Merger Agreement); and

WHEREAS, the Employer and TechTarget, Inc. and the Executive desire to terminate the Prior Employment Agreement and replace and supersede the Prior Employment Agreement in its entirety with this Agreement reflecting in part that the Executive will be employed by the Company under this Agreement rather than TechTarget, Inc. upon the consummation of the transactions contemplated under the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Employment. The Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer upon the terms and subject to the conditions set forth in this Agreement.

2. Capacity. The Executive shall serve the Employer as the Executive Director, Product Innovation. The Executive shall also serve the Employer in such other or additional offices as the Executive may reasonably be requested to serve by the Chief Executive Officer. In such capacity or capacities, the Executive shall perform such services and duties in connection with the business, affairs and operations of the Employer as may reasonably be assigned or delegated to the Executive from time to time, consistent with the Executive’s education and experience, by or under the authority of the Chief Executive Officer. The Executive shall report directly to the Chief Executive Officer.

3. Term. Subject to the provisions of Section 6, the term of employment pursuant to this Agreement (the “Term”) shall be six (6) months from the Effective Time. Upon expiration of the Term, or upon cessation of the Executive’s employment for any other reason (other than termination by the Employer with Cause (as defined below) or by the Executive without Good Reason (as defined below)), the Executive shall be entitled to the benefits described in Section 7(b) below. For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Agreement will be void ab initio with no further force or effect.

4. Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

(a) Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive a salary (the “Salary”) at the annual rate of Four Hundred Eighty Thousand Dollars ($480,000), subject to increase from time to time in the discretion of the Board of Directors or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Salary shall be payable in periodic installments in accordance with the Employer’s usual practice for its senior executives.

(b) Bonus. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be entitled to participate in an annual incentive program established by the Board of Directors or the Compensation Committee for the executive management team with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. For fiscal year 2024, the Executive’s annual target bonus amount shall equal One Hundred and Five Thousand Dollars ($105,000) and shall be determined and payable in accordance with the annual bonus plan of TechTarget, Inc. as approved by the board of directors (or the compensation committee thereof) of TechTarget, Inc. prior to the Effective Time. For all subsequent years, the amount of the Executive’s annual target bonus amount shall be established by the Board of Directors or the Compensation Committee. The specific terms of the bonus plan, including bonus targets, methods of payment and performance goals will be documented by the Board of Directors or the Compensation Committee.

(c) Regular Benefits. The Executive shall also be entitled to participate in any qualified retirement plans, deferred compensation plans, stock option and incentive plans, stock purchase plans, medical insurance plans, life insurance plans, disability income plans, retirement plans, vacation plans, expense reimbursement plans and other benefit plans which the Employer may from time to time have in effect for its senior executives. Such participation shall be subject to the terms of the applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board of Directors, the Compensation Committee or any administrative or other committee provided for in, or contemplated by, any such plan. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time.

(d) Equity Grants. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be provided equity awards as determined by the Board of Directors or the Compensation Committee, with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. In connection with any grants of stock options, restricted stock units or other equity instruments granted by the Employer to the Executive, the Employer and the Executive hereby acknowledge and agree that, in the event of a “change in control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance thereunder (“Section 409A”), with respect to (1) any stock option grants under an Employer stock plan or similar arrangement and (2) any restricted stock, restricted stock units or other equity or equity-based awards, all unvested shares shall thereupon become fully vested, all stock options shall thereafter become immediately exercisable and all restricted stock units shall become fully vested and shall be delivered in accordance with any restricted stock unit agreement between the Executive and the Employer. For purposes of the foregoing sentence, however, a decrease in Informa PLC’s beneficial ownership in the Employer below fifty percent (50)% shall not, by itself, constitute a “change in control event” for purposes of this Section 4(d).

(e) Reimbursement of Business Expenses. The Employer shall reimburse the Executive for all reasonable expenses incurred by the Executive in performing services during the Term, in accordance with the Employer’s policies and procedures for its senior executive officers, as in effect from time to time.

(f) Taxation of Payments and Benefits. The Employer shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Employer to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(g) Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement. During the Term, the Employer is obligated to document any changes in compensation terms applicable to the Agreement. No later than sixty (60) days following the Effective Time, the Company will in good faith review the Executive’s cash and equity compensation levels for possible increase (but not decrease).

5. Extent of Service. During the Executive’s employment under this Agreement, the Executive shall devote the Executive’s best efforts and business judgment, skill and knowledge to the advancement of the Employer’s interests and to the discharge of the Executive’s duties and responsibilities under this Agreement. Notwithstanding anything contained herein to the contrary, this Agreement shall not be construed as preventing the Executive from:

(a) investing the Executive’s assets in any company or other entity in a manner not prohibited by Section 8(e) and in such form or manner as shall not require any material activities on the Executive’s part in connection with the operations or affairs of the companies or other entities in which such investments are made;

(b) serving on the Board (including service on committees thereof) of another company; provided that such service does not impair or compromise the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement; or

(c) engaging in religious, charitable or other community or non-profit activities that do not impair the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement.

6. Termination. Notwithstanding the provisions of Section 3, the Executive’s employment under this Agreement shall terminate under the following circumstances set forth in this Section 6.

(a) Termination by the Employer for Cause. The Executive’s employment under this Agreement may be terminated for Cause (as defined below) at any time (including during the Notice Period (as defined below)) on the part of the Employer effective upon a vote of the Board of Directors, prior to which the Employer shall have given the Executive ten (10) days prior written notice and the opportunity to be heard on such matter at a meeting of the Board. Only the following shall constitute “Cause” for such termination:

(i) any act, whether or not involving the Employer or any affiliate of the Employer, of fraud or gross misconduct;

(ii) the commission by the Executive of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; or

(iii) gross negligence or willful misconduct of the Executive with respect to the Employer or any affiliate of the Employer.

(b) Termination by the Employer Without Cause. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Employer without Cause upon no less than (i) six (6) months’ prior written notice to the Executive, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Executive, if such notice is provided upon or following the first anniversary of the Effective Time.

(c) Termination by the Executive for Good Reason. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Executive for Good Reason by written notice to the Board of Directors pursuant to this Section 6(c). Only the following shall constitute “Good Reason” for such termination:

(i) a material reduction of the Executive’s annual base salary and/or annual target bonus other than a such reduction that is similar to a reduction made to such salary and/or target bonus of all other senior executives of the Employer;

(ii) a change in the Executive’s responsibilities and/or duties which constitutes a demotion or is inconsistent with the terms of Section 2 hereof;

(iii) a failure of the Company to pay any amounts due hereunder;

(iv) the failure of any successor in interest to the business of the Employer to assume the Employer’s obligations under this Agreement; or

(v) the relocation of the offices at which the Executive is principally employed to a location more than fifty (50) miles from such offices, which relocation is not approved by the Executive;

provided, however, that none of the foregoing events or conditions will constitute Good Reason unless (x) the Executive provides the Employer with written objection to the event or condition within sixty (60) days following the occurrence thereof, (y) the Employer does not reverse or otherwise cure the event or condition within thirty (30) days following the receipt of that written objection (to the extent curable), and (z) the Executive actually terminates employment no earlier than thirty (30) days, and no later than sixty (60) days, in each case, following the expiration of that cure period.

(d) Death. The Executive’s employment with the Employer shall terminate upon the Executive’s death.

(e) Disability. If the Executive shall be disabled so as to be unable to perform the essential functions of the Executive’s then-existing position or positions under this Agreement, with or without reasonable accommodation, the Chief Executive Officer may remove the Executive from any responsibilities and/or reassign the Executive to another position with the Employer for the remainder of the Term or during the period of such disability. Notwithstanding any such removal or reassignment, the Executive shall continue to receive the Executive’s full Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies) and benefits under Section 4 of this Agreement (except to the extent that the Executive may be ineligible for one or more such benefits under applicable plan terms) for a period of time equal to the period set forth in Section 7(b)(i) below. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Employer shall, submit to the Employer a certification in reasonable detail by a physician selected by the Employer (to whom the Executive or the Executive’s guardian has no reasonable objection) as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Employer’s determination of such issue shall be binding on the Executive. Nothing in this Section 6(e) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.

(f) Termination by the Executive without Good Reason. The Executive may terminate this Agreement at any time on no less than (i) six (6) months’ prior written notice to the Company, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Company, if such notice is provided upon or following the first anniversary of the Effective Time. If the Executive terminates this Agreement without Good Reason, the Executive is not entitled to any additional compensation or benefits other than the Accrued Benefit (as defined in Section 7(a) below).

(g) Notice Period. After either party has provided (x) written notice of termination (as set forth in Section 6(b), (c), (e) and (f)) or (y) written notice of non-renewal of the Term, the “Notice Period” shall commence and the Executive shall: (i) continue to be an employee of the Employer for the duration of the Notice Period and shall make the Executive available, as needed, to provide such services directed by the Employer that are reasonably consistent with the Executive’s status as a senior executive of the Employer; and (ii) continue to be paid the Salary, continue to vest in outstanding equity and equity-based awards of the Employer and its affiliates, continue to be eligible to receive any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, and be eligible to participate in the Employer’s benefits programs (subject to the terms of applicable plans and policies and conditional on the approval of any insurer of such benefits). At any point after the commencement of the Notice Period, the Employer may relieve the Executive of the Executive’s duties for all or a part of the Notice Period and not require the Executive to report to work on a regular basis (such period of time during the Notice Period in which the Executive will have limited or no responsibilities, the “Non-Working Period”). During the Non-Working Period, the Executive will remain bound by the Executive’s obligations to the Employer and its affiliates, and the Executive will not be permitted to contact clients, customers, suppliers, or employees without the prior authorization of the Employer. The Executive must remain contactable and may be required to provide transitional assistance during the Non-Working Period. During the Notice Period (including any Non-Working Period), the Employer may require the Executive to resign from any corporate officer roles that the Executive holds with the Employer. The Executive’s or the Employer’s failure to abide by the terms of this Section 6(g) shall constitute a material breach by the Executive or the Employer, as applicable, of this Agreement and shall entitle the Employer or the Executive, as applicable, to seek specific performance of the Notice Period by the Executive or the Employer, as applicable, from a court of competent jurisdiction.

(h) Payment in Lieu of Notice. Notwithstanding anything in this Agreement to the contrary, the Employer reserves the right, in its sole discretion, to make a payment in lieu of all or any part of the Notice Period. It is expressly understood and agreed that any payment made in lieu of notice pursuant to this Section 6(h) shall exclude (i) the cash value of any employee benefits, (ii) the value of the vesting of outstanding equity and equity-based awards of the Employer and its affiliates during the portion of the Notice Period with respect to which such payment is made, and (iii) any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, that would otherwise be earned in respect of or paid during the portion of the Notice Period with respect to which such payment is made.

7. Compensation Upon Termination.

(a) Termination Generally. If the Executive’s employment with the Employer is terminated for any reason during the Term, the Employer shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) at the expiration of any applicable Notice Period any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits the Executive may have under any employee benefit plan of the Employer (the “Accrued Benefit”).

(b) Termination by the Employer Without Cause or upon Executive Disability or Death, or by the Executive for Good Reason; Expiration of the Term. In consideration for the Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, in the event of termination of the Executive’s employment with the Employer pursuant to Section 6(b), 6(c), 6(d) or 6(e) above, or otherwise upon expiration of the Term, the Employer shall provide to the Executive the following termination benefits (“Termination Benefits”) upon the expiration of any applicable Notice Period:

(i) payments that provide for the continuation of the Executive’s Salary at the rate then in effect pursuant to Section 4(a) for a period of eleven (11) months;

(ii) if the Executive is eligible for, and elects to receive, continued coverage for the Executive and, if applicable, the Executive’s eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for eighteen (18) months (or, if less, for the period the Executive is eligible for such COBRA continuation coverage) for the excess of (x) the amount that the Executive is required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that the Executive would have paid monthly to participate in the Company’s group health benefit plan(s) had the Executive continued to be an employee of the Company, provided, that the Company in addition shall pay to the Executive an amount sufficient to cover any additional taxes to be paid by the Executive on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which the Executive becomes eligible for any health benefits as a result of subsequent employment or service;

(iii) payments (prorated over the period described in Section 7(b)(i) above) equal in the aggregate to the greater of (x) fifty percent (50%) of the targeted bonus amount that was established by the Board of Directors or Compensation Committee for the Executive for the then-current fiscal year (the “Target Bonus Amount”) or (y) the product of (I) the Target Bonus Amount multiplied by (II) a fraction, the numerator for which equals the number of months in the then-current fiscal year that have elapsed, and the denominator of which equals 12;

(iv) for each year that the Executive has been employed by the Employer (or any predecessor thereto, including but not limited to, TechTarget, Inc.) in any capacity, an additional ten percent (10%) of (x) all then unvested options to purchase shares of the Employer’s stock that have been granted to the Executive shall become immediately, and without further action, exercisable by the Executive and (y) all then unvested restricted stock, restricted stock units and other equity or equity-based awards that have been granted to the Executive shall become immediately, and without further action, vested and shall be delivered to the Executive in accordance with the Restricted Stock Unit Agreement(s) by and between the Company and the Executive; provided, that, in the event that the foregoing calculation results in the acceleration of less than fifty percent (50%) of the Executive’s then unvested options, restricted stock and restricted stock units and other equity or equity-based awards the portion of the award subject to such acceleration shall be deemed to be increased to equal fifty percent (50%) (utilizing restricted stock units first and then other awards for any balance); and

(v) if the Executive’s employment ceases before payment otherwise is made of the Executive’s annual bonus for fiscal year 2024, payment of the Executive’s annual bonus for fiscal year 2024, in an amount determined by the Company in good faith consistent with the determination of bonus amounts for other senior executives of the Company (and without reduction for any individual performance factor or factors), which shall be paid in a single lump sum at the same time annual bonus payments for fiscal year 2024 are paid to senior executives of the Company generally.

(c) Termination by the Employer with Cause or the Executive without Good Reason. If the Executive’s employment is terminated by the Employer with Cause under Section 6(a) or by the Executive without Good Reason under Section 6(f), the Employer shall have no further obligation to the Executive other than payment of the Accrued Benefit.

(d) Release of Claims. The Termination Benefits are in lieu of, and not in addition to, any other severance and/or notice arrangement maintained by the Employer or agreed to between the Executive and the Employer prior to the execution of this Agreement. Payment of the Termination Benefits is conditioned upon:

(i) the Executive entering into within forty-five (45) days following the Executive’s termination of employment with the Employer and not revoking a general release of claims against the Employer and its affiliates in the form attached hereto as Exhibit A (the “Release”);

(ii) the Executive’s continued compliance in all material respects with the terms of Section 8 of this Agreement (provided, that any such alleged non-compliance will be disregarded for all purposes if the Executive reasonably cures such alleged non-compliance, to the extent curable, within thirty (30) days following the date the Employer provides to the Executive written notice of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto); and

(iii) the Executive’s reaffirmation of the Executive’s obligations under Section 8 of this Agreement, which shall be appended as an exhibit to and incorporated by reference into the Release.

Payment of the Termination Benefits will commence on the Company’s first regular payroll date that is at least five (5) business days following the date the Release becomes effective and irrevocable in accordance with its terms; provided, however, that if the forty-five (45) day consideration period spans two (2) calendar years, payment of the Termination Benefits will commence no earlier than the second such calendar year in any event; and provided, further, that the first installment of Termination Benefits shall include payment of all amounts that would have been paid prior thereto if not for the Release requirement described above.

(e) Certain Tax Matters.

(i) The Company and the Executive agree to cooperate and negotiate with each other in good faith to minimize the impact of Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the Company and the Executive, respectively.

(ii) Each payment and benefit to be provided under this Agreement is intended to comply with, or be exempt from, the requirements of Section 409A, and this Agreement shall be interpreted and administered accordingly.

(iii) The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Section 7:

(1) It is intended that each installment of the payments and benefits provided under Section 7 shall be treated as a separate “payment” for purposes of Section 409A. Neither the Employer nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(2) If, as of the date of the Executive’s “separation from service” (as defined below) from the Employer, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 7; and

(3) If, as of the date of the Executive’s “separation from service” from the Employer, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(A) Each installment of the payments and benefits due under Section 7 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of Executive’s tax year in which the separation from service occurs and the 15th day of the third month following the end of Employer’s tax year in which the separation from service occurs; and

(B) Each installment of the payments and benefits due under Section 7 that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following the “separation from service” of Executive from Employer shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year of yours in which the separation from service occurs.

(4) For purposes of this Agreement, the determination of whether and when a separation from service has occurred shall be made in accordance with this subparagraph and in a manner consistent with Treasury Regulation Section l.409A-l(h). Solely for purposes of this Section 7, “Employer” shall include all persons with whom the Employer would be considered a single employer under Sections 414(b) and 414(c) of the Code.

8. Confidential Information, Noncompetition and Cooperation.

(a) Consideration and Notice. The Executive enters into this Agreement in exchange for employment and the compensation and benefits associated with the Executive’s role. The Executive further enters into this agreement in exchange for eligibility to receive equity grants as set forth in Section 4(d) of this Agreement, eligibility to participate in and receive bonuses under the Employer’s annual incentive program as set forth in Section 4(b) of this Agreement and eligibility to receive the Termination Benefits set forth in Section 7(b) of this Agreement. The Executive also enters into this Agreement in exchange for the continued provision of new Confidential Information (as defined below) to the Executive as part of the Executive’s employment with the Employer. The Executive and the Employer agree that this Agreement is supported by mutually agreed-upon consideration and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Executive acknowledges and agrees that: (i) the Employer has advised the Executive, in writing, that the Executive has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Executive has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) Confidential Information. As used in this Agreement, “Confidential Information” means non-public information belonging to the Employer and its affiliates and subsidiaries which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer or its affiliates or subsidiaries. Confidential Information includes, without limitation, (i) all information concerning trade secrets of the Employer or any of its affiliates or subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (ii) all sales and financial information concerning the Employer or its affiliates or subsidiaries; (iii) all customers, customer lists or requirements; (iv) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Employer and its affiliates or subsidiaries, their employees, their officers, their business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (v) all information in any way concerning the business or affairs of the Employer or its affiliates or subsidiaries, suppliers, business partners or customers which was furnished to the Executive by the Employer or its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by the Executive during the Executive’s employment with the Employer; and (vi) any document marked “confidential” or any information which the Executive has been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Employer or any of its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(c).

(c) Confidentiality. The Executive’s employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive’s employment with the Employer and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except as may be necessary in the ordinary course of performing the Executive’s duties to the Employer. The Executive understands that pursuant to the Defend Trade Secrets Act of 2016, the Executive shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, the Executive understands that the Executive may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, the Executive understands that an employee who files a lawsuit alleging retaliation by the Employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement prohibits the Executive from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

(d) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(e) Noncompetition. During the Term and for a period of nine (9) months thereafter, the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that Executive performed for Employer or any of its affiliates or subsidiaries in the twenty-four (24) months prior to termination of Executive’s employment within the Restricted Territory (as hereinafter defined). The Executive understands that the restrictions set forth in this Section 8(e) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services;

or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Executive conducted business for or on behalf of the Employer or any of its affiliates or subsidiaries, or where parties were located with whom or which the Executive interacted during the twenty-four (24) months prior to termination of the Executive’s employment.

(f) Nonsolicitation. During the Term and for a period of nine (9) months thereafter, the Executive (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Employer or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Employer) or otherwise interfering in any material respect with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Employer or any of its subsidiaries. The Executive understands that the restrictions set forth in this Section 8(f) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Employer or any of its subsidiaries within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such period, had supervisory responsibility or work-related contact, or about whom the Executive acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Employer or any of its affiliates or subsidiaries has conducted business within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such twelve (12) month period, had business-related contact or about which the Executive acquired Confidential Information by virtue of the Executive’s employment relationship with the Employer.

(g) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Employer that the Executive’s execution of this Agreement, the Executive’s employment with the Employer and the performance of the Executive’s proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(h) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(h).

(i) Reasonableness of Restrictions and Remedies. The Executive agrees that the terms of Section 8 of this Agreement are intended to protect and preserve legitimate business interests of the Employer and are reasonable and necessary. It is further agreed that any breach of Sections 8 of this Agreement may render irreparable harm to the Employer. In the event of a breach or threatened breach by the Executive, the Executive acknowledges and agrees that the Employer’s remedies at law may be inadequate and that, subject to Section 9, the Employer shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Agreement by the Executive without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Agreement is excessively broad, it is expressly agreed that this Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. The Executive further agrees that any applicable restricted period set forth in Sections 8(e) and (f) shall be tolled during any legal proceedings during which the Employer seeks to enforce any of these covenants against the Executive if it is ultimately determined that the Executive was in breach of such covenants.

(j) Future Employer Notice. The Executive agrees that, during the non-competition and non-solicitation period, he will give notice to the Employer of each new business activity he plans to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of the Employee’s business relationship or position with the entity. The Executive further agrees to provide the Employer with other pertinent information concerning such business activity as the Employer may reasonably request in order to determine the Executive’s continued compliance with the Executive’s obligations under this Agreement. The Executive agrees to provide a copy of the Agreement to all persons and Entities with whom the Executive seeks to be hired or do business before accepting employment or engagement with any of them.

9. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Orlando, Florida, in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Employer may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

10. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the state and federal courts of the State of Florida. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties or their predecessors with respect to any related subject matter, including without limitation the Prior Employment Agreement. The Executive agrees that any change or changes in the Executive’s employment duties, or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

12. Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided that the Employer may assign its rights under this Agreement without the consent of the Executive in the event that the Employer shall effect a reorganization, consolidate with, or merge into, any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

13. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

15. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

16. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

17. Governing Law. This is a Florida contract and shall be construed under and be governed in all respects by the law of the State of Florida, without giving effect to the conflict of laws principles of such State. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Eleventh Circuit.

18. Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, ..tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Toro CombineCo, Inc.

/s/ Michael Cotoia
By: Michael Cotoia
Title: President

[Signature Page to

Employment Agreement]

EXECUTIVE

/s/ Don Hawk
By: Don Hawk

[Signature Page to

Employment Agreement]

EXHIBIT A

FORM OF RELEASE AGREEMENT

Don Hawk (“you”), and Toro CombineCo, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective [•] (the “Termination Date”). [You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment.]1 The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within forty-five (45) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, (iii) remain at all times in continued compliance in all material respects with this Agreement, and (iv) you reaffirm your commitment to abide by the restrictions contained in Section 8 of the Employment Agreement (which is incorporated into this Agreement by reference and attached hereto as Exhibit 1), as if agreed to by you as of the Effective Date (as defined below), and have not and do not breach those restrictions in any material respect (provided, that any such alleged breach will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides you written notice of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 7 of the Employment Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly referenced in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

[1]	Note to Draft: Acknowledgement to be included only if correct at time of release execution.

Appendix A - 1

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the Effective Date, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq; the Delaware Discrimination in Employment Act, Del. Code Ann. tit. 19, §§ 710 to 719A; the Delaware Whistleblowers’ Protection Act, Del. Code Ann. Tit. 19 § 709A; the Florida Civil Rights Act; the Florida Whistleblower Protection Act; Florida Workers’ Compensation Law’s Retaliation provision; the Florida Wage Discrimination Law; the Florida Minimum Wage Act; the Florida Equal Pay Law; the Florida Omnibus AIDS Act; the Florida Domestic Violence Leave Act; the Florida Discrimination on the Basis of Sickle Cell Trait Law; Florida OSHA; the Florida Constitution; the Florida Fair Housing Act; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

Appendix A - 2

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for forty-five (45) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days of signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [Insert Contact]. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. Boston local time) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the forty-five (45) day review period.

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification (or related advancement of expenses) under U.S. and non-U.S. federal and state laws or under any contract or agreement with the Company or any of its affiliates or any predecessor of any of them or under the governing instruments or any insurance policies of the Company or its affiliates or any predecessor of any of them, (3) rights to any vested benefits or pension funds; (4) rights to any equity or equity based-award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (5) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

Appendix A - 3

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the State of Florida.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Appendix A - 4

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE: ___________________
Name:
Title:

DATE: ___________________
Name:
Title:

Appendix A - 5

EXHIBIT 10.2

Dated as of January 10, 2024

TORO COMBINECO, INC.,

as Employer

and

DANIEL NORECK,

as Executive

EMPLOYMENT AGREEMENT

- i -

This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 10, 2024 by and between Toro CombineCo, Inc., a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466 (the “Employer” or “Company”) and Daniel Noreck (the “Executive”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024 by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”);

WHEREAS, TechTarget, Inc. and the Executive are parties to that certain Employment Agreement dated as of December 19, 2016, and that certain Relationship Agreement for Employees dated as of December 27, 2016 (collectively, the “Prior Employment Agreement”), pursuant to which the Executive is employed by TechTarget, Inc.;

WHEREAS, the Employer desires to employ the Executive and the Executive desires to be employed by the Employer on the terms contained herein from and after the Effective Time (as defined in the Merger Agreement); and

WHEREAS, the Employer and TechTarget, Inc. and the Executive desire to terminate the Prior Employment Agreement and replace and supersede the Prior Employment Agreement in its entirety with this Agreement reflecting in part that the Executive will be employed by the Company under this Agreement rather than TechTarget, Inc. upon the consummation of the transactions contemplated under the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Employment. The Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer upon the terms and subject to the conditions set forth in this Agreement.

2. Capacity. The Executive shall serve the Employer as the Chief Financial Officer and Treasurer. The Executive shall also serve the Employer in such other or additional offices as the Executive may reasonably be requested to serve by the Chief Executive Officer. In such capacity or capacities, the Executive shall perform such services and duties in connection with the business, affairs and operations of the Employer as may reasonably be assigned or delegated to the Executive from time to time, consistent with the Executive’s education and experience, by or under the authority of the Chief Executive Officer. The Executive shall report directly to the Chief Executive Officer.

3. Term. Subject to the provisions of Section 6, the term of employment pursuant to this Agreement (the “Term”) shall be one (1) year from the Effective Time and shall be renewed automatically for periods of one (1) year commencing at the first anniversary of the Effective Time and on each subsequent anniversary thereafter unless either the Executive or the Employer gives written notice to the other of such party’s election not to extend the Term, such notice to be given not less than (i) six (6) months prior to the first anniversary of the Effective Time or (ii) if following the first anniversary of the Effective Time, three (3) months prior to the date of any subsequent anniversary. In the event that the Employer elects to not extend this Agreement on such an anniversary date, the Executive shall be entitled to the benefits described in Section 7(b) below. For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Agreement will be void ab initio with no further force or effect.

4. Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

(a) Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive a salary (the “Salary”) at the annual rate of Three Hundred Thousand Dollars ($300,000), subject to increase from time to time in the discretion of the Board of Directors or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Salary shall be payable in periodic installments in accordance with the Employer’s usual practice for its senior executives.

(b) Bonus. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be entitled to participate in an annual incentive program established by the Board of Directors or the Compensation Committee for the executive management team with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. For fiscal year 2024, the Executive’s annual target bonus amount shall equal One Hundred and Five Thousand Dollars ($105,000) and shall be determined and payable in accordance with the annual bonus plan of TechTarget, Inc. as approved by the board of directors (or the compensation committee thereof) of TechTarget, Inc. prior to the Effective Time. For all subsequent years, the amount of the Executive’s annual target bonus amount shall be established by the Board of Directors or the Compensation Committee. The specific terms of the bonus plan, including bonus targets, methods of payment and performance goals will be documented by the Board of Directors or the Compensation Committee.

(c) Regular Benefits. The Executive shall also be entitled to participate in any qualified retirement plans, deferred compensation plans, stock option and incentive plans, stock purchase plans, medical insurance plans, life insurance plans, disability income plans, retirement plans, vacation plans, expense reimbursement plans and other benefit plans which the Employer may from time to time have in effect for its senior executives. Such participation shall be subject to the terms of the applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board of Directors, the Compensation Committee or any administrative or other committee provided for in, or contemplated by, any such plan. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time.

(d) Equity Grants. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be provided equity awards as determined by the Board of Directors or the Compensation Committee, with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. In connection with any grants of stock options, restricted stock units or other equity instruments granted by the Employer to the Executive, the Employer and the Executive hereby acknowledge and agree that, in the event of a “change in control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance thereunder

(“Section 409A”), with respect to (1) any stock option grants under an Employer stock plan or similar arrangement and (2) any restricted stock, restricted stock units or other equity or equity-based awards, all unvested shares shall thereupon become fully vested, all stock options shall thereafter become immediately exercisable and all restricted stock units shall become fully vested and shall be delivered in accordance with any restricted stock unit agreement between the Executive and the Employer. For purposes of the foregoing sentence, however, a decrease in Informa PLC’s beneficial ownership in the Employer below fifty percent (50)% shall not, by itself, constitute a “change in control event” for purposes of this Section 4(d).

(e) Reimbursement of Business Expenses. The Employer shall reimburse the Executive for all reasonable expenses incurred by the Executive in performing services during the Term, in accordance with the Employer’s policies and procedures for its senior executive officers, as in effect from time to time.

(f) Taxation of Payments and Benefits. The Employer shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Employer to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(g) Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement. During the Term, the Employer is obligated to document any changes in compensation terms applicable to the Agreement. No later than sixty (60) days following the Effective Time, the Company will in good faith review the Executive’s cash and equity compensation levels for possible increase (but not decrease).

5. Extent of Service. During the Executive’s employment under this Agreement, the Executive shall devote the Executive’s best efforts and business judgment, skill and knowledge to the advancement of the Employer’s interests and to the discharge of the Executive’s duties and responsibilities under this Agreement. Notwithstanding anything contained herein to the contrary, this Agreement shall not be construed as preventing the Executive from:

(a) investing the Executive’s assets in any company or other entity in a manner not prohibited by Section 8(e) and in such form or manner as shall not require any material activities on the Executive’s part in connection with the operations or affairs of the companies or other entities in which such investments are made;

(b) serving on the Board (including service on committees thereof) of another company; provided that such service does not impair or compromise the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement; or

(c) engaging in religious, charitable or other community or non-profit activities that do not impair the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement.

6. Termination. Notwithstanding the provisions of Section 3, the Executive’s employment under this Agreement shall terminate under the following circumstances set forth in this Section 6.

(a) Termination by the Employer for Cause. The Executive’s employment under this Agreement may be terminated for Cause (as defined below) at any time (including during the Notice Period (as defined below)) on the part of the Employer effective upon a vote of the Board of Directors, prior to which the Employer shall have given the Executive ten (10) days prior written notice and the opportunity to be heard on such matter at a meeting of the Board. Only the following shall constitute “Cause” for such termination:

(i) any act, whether or not involving the Employer or any affiliate of the Employer, of fraud or gross misconduct;

(ii) the commission by the Executive of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; or

(iii) gross negligence or willful misconduct of the Executive with respect to the Employer or any affiliate of the Employer.

(b) Termination by the Employer Without Cause. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Employer without Cause upon no less than (i) six (6) months’ prior written notice to the Executive, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Executive, if such notice is provided upon or following the first anniversary of the Effective Time. For the avoidance of doubt, the Employer may terminate the Executive’s employment without Cause under this Section 6(b) at any time, irrespective of the Employer’s obligation to provide notice of non-renewal of the Term under Section 3 above; provided, that, such termination would be effective following the Notice Period (as defined below) (unless payment in lieu of notice is provided as contemplated by Section 6(h) below).

(c) Termination by the Executive for Good Reason. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Executive for Good Reason by written notice to the Board of Directors pursuant to this Section 6(c). Only the following shall constitute “Good Reason” for such termination:

(i) a material reduction of the Executive’s annual base salary and/or annual target bonus other than a such reduction that is similar to a reduction made to such salary and/or target bonus of all other senior executives of the Employer;

(ii) a change in the Executive’s responsibilities and/or duties which constitutes a demotion or is inconsistent with the terms of Section 2 hereof;

(iii) a failure of the Company to pay any amounts due hereunder;

(iv) the failure of any successor in interest to the business of the Employer to assume the Employer’s obligations under this Agreement; or

(v) the relocation of the offices at which the Executive is principally employed to a location more than fifty (50) miles from such offices, which relocation is not approved by the Executive;

provided, however, that none of the foregoing events or conditions will constitute Good Reason unless (x) the Executive provides the Employer with written objection to the event or condition within sixty (60) days following the occurrence thereof, (y) the Employer does not reverse or otherwise cure the event or condition within thirty (30) days following the receipt of that written objection (to the extent curable), and (z) the Executive actually terminates employment no earlier than thirty (30) days, and no later than sixty (60) days, in each case, following the expiration of that cure period.

(d) Death. The Executive’s employment with the Employer shall terminate upon the Executive’s death.

(e) Disability. If the Executive shall be disabled so as to be unable to perform the essential functions of the Executive’s then-existing position or positions under this Agreement, with or without reasonable accommodation, the Chief Executive Officer may remove the Executive from any responsibilities and/or reassign the Executive to another position with the Employer for the remainder of the Term or during the period of such disability. Notwithstanding any such removal or reassignment, the Executive shall continue to receive the Executive’s full Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies) and benefits under Section 4 of this Agreement (except to the extent that the Executive may be ineligible for one or more such benefits under applicable plan terms) for a period of time equal to the period set forth in Section 7(b)(i) below. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Employer shall, submit to the Employer a certification in reasonable detail by a physician selected by the Employer (to whom the Executive or the Executive’s guardian has no reasonable objection) as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Employer’s determination of such issue shall be binding on the Executive. Nothing in this Section 6(e) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.

(f) Termination by the Executive without Good Reason. The Executive may terminate this Agreement at any time on no less than(i) six (6) months’ prior written notice to the Company, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Company, if such notice is provided upon or following the first anniversary of the Effective Time. If the Executive terminates this Agreement without Good Reason, the Executive is not entitled to any additional compensation or benefits other than the Accrued Benefit (as defined in Section 7(a) below).

(g) Notice Period. After either party has provided (x) written notice of termination (as set forth in Section 6(b), (c), (e) and (f)) or (y) written notice of non-renewal pursuant to Section 3, the “Notice Period” shall commence and the Executive shall: (i) continue to be an employee of the Employer for the duration of the Notice Period and shall make the Executive available, as needed, to provide such services directed by the Employer that are reasonably consistent with the Executive’s status as a senior executive of the Employer; and (ii) continue to be paid the Executive’s Salary, continue to vest in outstanding equity and equity-based awards of the Employer and its affiliates, continue to be eligible to receive any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, and be eligible to participate in the Employer’s benefits programs (subject to the terms of applicable plans and policies and conditional on the approval of any insurer of such benefits). At any point after the commencement of the Notice Period, the Employer may relieve the Executive of the Executive’s duties for all or a part of Notice Period and not require the Executive to report to work on a regular basis (such period of time during the Notice Period in which the Executive will have limited or no responsibilities, the “Non-Working Period”). During the Non-Working Period, the Executive will remain bound by the Executive’s obligations to the Employer and its affiliates, and the Executive will not be permitted to contact clients, customers, suppliers, or employees without the prior authorization of the Employer. The Executive must remain contactable and may be required to provide transitional assistance during the Non-Working Period. During the Notice Period (including any Non-Working Period), the Employer may require the Executive to resign from any corporate officer roles that the Executive holds with the Employer. The Executive’s or the Employer’s failure to abide by the terms of this Section 6(g) shall constitute a material breach by the Executive or the Employer, as applicable, of this Agreement and shall entitle the Employer or the Executive, as applicable, to seek specific performance of the Notice Period by the Executive or the Employer, as applicable, from a court of competent jurisdiction.

(h) Payment in Lieu of Notice. Notwithstanding anything in this Agreement to the contrary, the Employer reserves the right, in its sole discretion, to make a payment in lieu of all or any part of the Notice Period. It is expressly understood and agreed that any payment made in lieu of notice pursuant to this Section 6(h) shall exclude (i) the cash value of any employee benefits, (ii) the value of the vesting of outstanding equity and equity-based awards of the Employer and its affiliates during the portion of the Notice Period with respect to which such payment is made, and (iii) any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, that would otherwise be earned in respect of or paid during the portion of the Notice Period with respect to which such payment is made.

7. Compensation Upon Termination.

(a) Termination Generally. If the Executive’s employment with the Employer is terminated for any reason during the Term, the Employer shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) at the expiration of any applicable Notice Period any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits the Executive may have under any employee benefit plan of the Employer (the “Accrued Benefit”).

(b) Termination by the Employer Without Cause or upon Executive Disability or Death, or by the Executive for Good Reason; Company Non-Renewal. In consideration for the Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, in the event of termination of the Executive’s employment with the Employer pursuant to Section 6(b), 6(c), 6(d) or 6(e) above, or the failure of the Company to extend the Term of this Agreement upon the expiration of the then-current Term, the Employer shall provide to the Executive the following termination benefits (“Termination Benefits”) upon the expiration of any applicable Notice Period:

(i) payments that provide for the continuation of the Executive’s Salary at the rate then in effect pursuant to Section 4(a) for a period of nine (9) months;

(ii) if the Executive is eligible for, and elects to receive, continued coverage for the Executive and, if applicable, the Executive’s eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for nine (9) months (or, if less, for the period the Executive is eligible for such COBRA continuation coverage) for the excess of (x) the amount that the Executive is required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that the Executive would have paid monthly to participate in the Company’s group health benefit plan(s) had the Executive continued to be an employee of the Company, provided, that the Company in addition shall pay to the Executive an amount sufficient to cover any additional taxes to be paid by the Executive on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which the Executive becomes eligible for any health benefits as a result of subsequent employment or service;

(iii) payments (prorated over the period described in Section 7(b)(i) above) equal in the aggregate to the greater of (x) fifty percent (50%) of the targeted bonus amount that was established by the Board of Directors or Compensation Committee for the Executive for the then-current fiscal year (the “Target Bonus Amount”) or (y) the product of (I) the Target Bonus Amount multiplied by (II) a fraction, the numerator for which equals the number of months in the then-current fiscal year that have elapsed, and the denominator of which equals 12; and

(iv) for each year that the Executive has been employed by the Employer (or any predecessor thereto, including but not limited to, TechTarget, Inc.) in any capacity, an additional ten percent (10%) of (x) all then unvested options to purchase shares of the Employer’s stock that have been granted to the Executive shall become immediately, and without further action, exercisable by the Executive and (y) all then unvested restricted stock, restricted stock units and other equity or equity-based awards that have been granted to the Executive shall become immediately, and without further action, vested and shall be delivered to the Executive in accordance with the Restricted Stock Unit Agreement(s) by and between the Company and the Executive; provided, that, in the event that the foregoing calculation results in the acceleration of less than fifty percent (50%) of the Executive’s then unvested options, restricted stock and restricted stock units and other equity or equity-based awards the portion of the award subject to such acceleration shall be deemed to be increased to equal fifty percent (50%) (utilizing restricted stock units first and then other awards for any balance).

(c) Termination by the Employer with Cause or the Executive without Good Reason. If the Executive’s employment is terminated by the Employer with Cause under Section 6(a) or by the Executive without Good Reason under Section 6(f), the Employer shall have no further obligation to the Executive other than payment of the Accrued Benefit.

(d) Release of Claims. The Termination Benefits are in lieu of, and not in addition to, any other severance and/or notice arrangement maintained by the Employer or agreed to between the Executive and the Employer prior to the execution of this Agreement. Payment of the Termination Benefits is conditioned upon:

(i) the Executive entering into within forty-five (45) days following the Executive’s termination of employment with the Employer and not revoking a general release of claims against the Employer and its affiliates in the form attached hereto as Exhibit A (the “Release”);

(ii) the Executive’s continued compliance in all material respects with the terms of Section 8 of this Agreement (provided, that any such alleged non-compliance will be disregarded for all purposes if the Executive reasonably cures such alleged non-compliance, to the extent curable, within thirty (30) days following the date the Employer provides to the Executive written notice of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto); and

(iii) the Executive’s reaffirmation of the Executive’s obligations under Section 8 of this Agreement, which shall be appended as an exhibit to and incorporated by reference into the Release.

Payment of the Termination Benefits will commence on the Company’s first regular payroll date that is at least five (5) business days following the date the Release becomes effective and irrevocable in accordance with its terms; provided, however, that if the forty-five (45) day consideration period spans two (2) calendar years, payment of the Termination Benefits will commence no earlier than the second such calendar year in any event; and provided, further, that the first installment of Termination Benefits shall include payment of all amounts that would have been paid prior thereto if not for the Release requirement described above.

(e) Certain Tax Matters.

(i) The Company and the Executive agree to cooperate and negotiate with each other in good faith to minimize the impact of Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the Company and the Executive, respectively.

(ii) Each payment and benefit to be provided under this Agreement is intended to comply with, or be exempt from, the requirements of Section 409A, and this Agreement shall be interpreted and administered accordingly.

(iii) The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Section 7:

(1) It is intended that each installment of the payments and benefits provided under Section 7 shall be treated as a separate “payment” for purposes of Section 409A. Neither the Employer nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(2) If, as of the date of the Executive’s “separation from service” (as defined below) from the Employer, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 7; and

(3) If, as of the date of the Executive’s “separation from service” from the Employer, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(A) Each installment of the payments and benefits due under Section 7 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of Executive’s tax year in which the separation from service occurs and the 15th day of the third month following the end of Employer’s tax year in which the separation from service occurs; and

(B) Each installment of the payments and benefits due under Section 7 that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following the “separation from service” of Executive from Employer shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year of yours in which the separation from service occurs.

(4) For purposes of this Agreement, the determination of whether and when a separation from service has occurred shall be made in accordance with this subparagraph and in a manner consistent with Treasury Regulation Section l.409A-l(h). Solely for purposes of this Section 7, “Employer” shall include all persons with whom the Employer would be considered a single employer under Sections 414(b) and 414(c) of the Code.

8. Confidential Information, Noncompetition and Cooperation.

(a) Consideration and Notice. The Executive enters into this Agreement in exchange for employment and the compensation and benefits associated with the Executive’s role. The Executive further enters into this agreement in exchange for eligibility to receive equity grants as set forth in Section 4(d) of this Agreement, eligibility to participate in and receive bonuses under the Employer’s annual incentive program as set forth in Section 4(b) of this Agreement and eligibility to receive the Termination Benefits set forth in Section 7(b) of this Agreement. The Executive also enters into this Agreement in exchange for the continued provision of new Confidential Information (as defined below) to the Executive as part of the Executive’s employment with the Employer. The Executive and the Employer agree that this Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Executive acknowledges and agrees that: (i) the Employer has advised the Executive, in writing, that the Executive has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Executive has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) Confidential Information. As used in this Agreement, “Confidential Information” means non-public information belonging to the Employer and its affiliates and subsidiaries which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer or its affiliates or subsidiaries. Confidential Information includes, without limitation, (i) all information concerning trade secrets of the Employer or any of its affiliates or subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (ii) all sales and financial information concerning the Employer or its affiliates or subsidiaries; (iii) all customers, customer lists or requirements; (iv) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Employer and its affiliates or subsidiaries, their employees, their officers, their business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (v) all information in any way concerning the business or affairs of the Employer or its affiliates or subsidiaries, suppliers, business partners or customers which was furnished to the Executive by the Employer or its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by the Executive during the Executive’s employment with the Employer; and (vi) any document marked “confidential” or any information which the Executive has been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Employer or any of its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(c).

(c) Confidentiality. The Executive’s employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive’s employment with the Employer and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except as may be necessary in the ordinary course of performing the Executive’s duties to the Employer. The Executive understands that pursuant to the Defend Trade Secrets Act of 2016, the Executive shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, the Executive understands that the Executive may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, the Executive understands that an employee who files a lawsuit alleging retaliation by the Employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement prohibits the Executive from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

(d) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(e) Noncompetition. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that Executive performed for Employer or any of its affiliates or subsidiaries in the twenty-four (24) months prior to termination of Executive’s employment within the Restricted Territory (as hereinafter defined). The Executive understands that the restrictions set forth in this Section 8(e) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Executive conducted business for or on behalf of the Employer or any of its affiliates or subsidiaries, or where parties were located with whom or which the Executive interacted during the twenty-four (24) months prior to termination of the Executive’s employment.

(f) Nonsolicitation. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Employer or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Employer) or otherwise interfering in any material respect with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Employer or any of its subsidiaries. The Executive understands that the restrictions set forth in this Section 8(f) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Employer or any of its subsidiaries within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such period, had supervisory responsibility or work-related contact, or about whom the Executive acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Employer or any of its affiliates or subsidiaries has conducted business within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such twelve (12) month period, had business-related contact or about which the Executive acquired Confidential Information by virtue of the Executive’s employment relationship with the Employer.

(g) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Employer that the Executive’s execution of this Agreement, the Executive’s employment with the Employer and the performance of the Executive’s proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(h) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(h).

(i) Reasonableness of Restrictions and Remedies. The Executive agrees that the terms of Section 8 of this Agreement are intended to protect and preserve legitimate business interests of the Employer and are reasonable and necessary. It is further agreed that any breach of Sections 8 of this Agreement may render irreparable harm to the Employer. In the event of a breach or threatened breach by the Executive, the Executive acknowledges and agrees that the Employer’s remedies at law may be inadequate and that, subject to Section 9, the Employer shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Agreement by the Executive without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Agreement is excessively broad, it is expressly agreed that this Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. The Executive further agrees that any applicable restricted period set forth in Sections 8(e) and (f) shall be tolled during any legal proceedings during which the Employer seeks to enforce any of these covenants against the Executive if it is ultimately determined that the Executive was in breach of such covenants.

(j) Future Employer Notice. The Executive agrees that, during the non-competition and non-solicitation period, he will give notice to the Employer of each new business activity he plans to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of the Employee’s business relationship or position with the entity. The Executive further agrees to provide the Employer with other pertinent information concerning such business activity as the Employer may reasonably request in order to determine the Executive’s continued compliance with the Executive’s obligations under this Agreement. The Executive agrees to provide a copy of the Agreement to all persons and Entities with whom the Executive seeks to be hired or do business before accepting employment or engagement with any of them.

9. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Employer may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

10. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties or their predecessors with respect to any related subject matter, including without limitation the Prior Employment Agreement. The Executive agrees that any change or changes in the Executive’s employment duties, or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

12. Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided that the Employer may assign its rights under this Agreement without the consent of the Executive in the event that the Employer shall effect a reorganization, consolidate with, or merge into, any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

13. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

15. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

16. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

17. Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the law of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles of such Commonwealth. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

18. Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Toro CombineCo, Inc.

/s/ Michael Cotoia
By: Michael Cotoia
Title: President

[Signature Page to Employment Agreement]

EXECUTIVE

/s/ Daniel Noreck
By: Daniel Noreck

[Signature Page to

Employment Agreement]

EXHIBIT A

FORM OF RELEASE AGREEMENT

Daniel Noreck (“you”), and Toro CombineCo, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective [•] (the “Termination Date”). [You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment.]1 The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within forty-five (45) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, (iii) remain at all times in continued compliance in all material respects with this Agreement, and (iv) you reaffirm your commitment to abide by the restrictions contained in Section 8 of the Employment Agreement (which is incorporated into this Agreement by reference and attached hereto as Exhibit 1), as if agreed to by you as of the Effective Date (as defined below), and have not and do not breach those restrictions in any material respect (provided, that any such alleged breach will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides you written notice of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 7 of the Employment Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly referenced in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

You acknowledge and agree that your reaffirmation and commitment to abide by Section 8 of the Employment Agreement is agreed to in connection with your separation from the Company and, therefore, not governed by the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L). In the event that a court of competent jurisdiction determines that the covenants in Section 8 of the Employment Agreement are covered by the Massachusetts Noncompetition Agreement Act, you agree that your receipt of the Severance Benefits is mutually agreed upon consideration and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting the covenants in Section 8 of the Employment Agreement.

[1]	Note to Draft: Acknowledgement to be included only if correct at time of release execution.

Appendix A - 1

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the Effective Date, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq; the Delaware Discrimination in Employment Act, Del. Code Ann. tit. 19, §§ 710 to 719A; the Delaware Whistleblowers’ Protection Act, Del. Code Ann. Tit. 19 §§ 1701 to 1708; the Delaware Wage Payment and Collection Act, Del. Code Ann. tit. 19, §§ 1101 to 1115; the Delaware Fair Employment Practices Act, Del. Code Ann. tit. 19, §§ 701 to 709A; the Delaware social media law, Del. Code Ann. Tit. 19 § 709A; the Massachusetts Fair Employment Practices Law, Mass. Gen. Laws ch. 151B; the Massachusetts Civil Rights Act, Mass. Gen. Laws ch. 12, § 11; the Massachusetts Equal Rights Act, Mass. Gen. Laws ch. 93; the Massachusetts Small Necessities Act, Mass. Gen. Laws ch. 149 § 52D; the Massachusetts Privacy Statute, Mass. Gen. Laws ch. 214,

§ 1B and C; the Massachusetts Equal Pay Act, Mass. Gen. Laws ch. 149 § 105A-C; the Massachusetts Parental Leave Act, Mass. Gen. Laws ch. 149, § 105D; the Massachusetts AIDS Testing Act, Mass. Gen. Laws ch. 111 § 70F; the Massachusetts Consumer Protection Act, Mass. Gen. Laws ch. 93A; the Massachusetts Equal Rights for the Elderly and Disabled Law, Mass. Gen. Laws ch. 93 § 103; the Massachusetts Anti-Sexual Harassment Statute, Mass. Gen. Laws ch. 151B, § 3A; the Massachusetts Wage Act, Mass. Gen. Laws ch. 149, §§ 148 et seq.; the Massachusetts Wage and Hour Laws, Mass. Gen. Laws ch. 151 § 1A et seq.; the Massachusetts age discrimination law, Mass. Gen. Laws ch. 149, § 24A et seq.; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for forty-five (45) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days of signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [Insert Contact]. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. Boston local time) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the forty-five (45) day review period.

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification (or related advancement of expenses) under U.S. and non-U.S. federal and state laws or under any contract or agreement with the Company or any of its affiliates or any predecessor of any of them or under the governing instruments or any insurance policies of the Company or any of its affiliates or any predecessor of any of them, (3) rights to any vested benefits or pension funds; (4) rights to any equity or equity based-award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (5) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the Commonwealth of Massachusetts.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE:
Name:
Title:

DATE:
Name:
Title:

EXHIBIT 10.3

Dated as of January 10, 2024

TORO COMBINECO, INC.,

as Employer

and

REBECCA KITCHENS,

as Executive

EMPLOYMENT AGREEMENT

- i -

This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 10, 2024 by and between Toro CombineCo, Inc., a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466 (the “Employer” or “Company”) and Rebecca Kitchens (the “Executive”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024 by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”);

WHEREAS, TechTarget, Inc. and the Executive are parties to that certain Employment Agreement dated as of September 8, 2023, and that certain Relationship Agreement for Employees dated as of October 14, 2010 (collectively, the “Prior Employment Agreement”), pursuant to which the Executive is employed by TechTarget, Inc.;

WHEREAS, the Employer desires to employ the Executive and the Executive desires to be employed by the Employer on the terms contained herein from and after the Effective Time (as defined in the Merger Agreement); and

WHEREAS, the Employer and TechTarget, Inc. and the Executive desire to terminate the Prior Employment Agreement and replace and supersede the Prior Employment Agreement in its entirety with this Agreement reflecting in part that the Executive will be employed by the Company under this Agreement rather than TechTarget, Inc. upon the consummation of the transactions contemplated under the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Employment. The Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer upon the terms and subject to the conditions set forth in this Agreement.

2. Capacity. The Executive shall serve the Employer as the President. The Executive shall also serve the Employer in such other or additional offices as the Executive may reasonably be requested to serve by the Chief Executive Officer. In such capacity or capacities, the Executive shall perform such services and duties in connection with the business, affairs and operations of the Employer as may reasonably be assigned or delegated to the Executive from time to time, consistent with the Executive’s education and experience, by or under the authority of the Chief Executive Officer. The Executive shall report directly to the Chief Executive Officer.

3. Term. Subject to the provisions of Section 6, the term of employment pursuant to this Agreement (the “Term”) shall be one (1) year from the Effective Time and shall be renewed automatically for periods of one (1) year commencing at the first anniversary of the Effective Time and on each subsequent anniversary thereafter unless either the Executive or the Employer gives written notice to the other of such party’s election not to extend the Term, such notice to be given not less than (i) six (6) months prior to the first anniversary of the Effective Time or (ii) if following the first anniversary of the Effective Time, three (3) months prior to the date of any subsequent anniversary. In the event that the Employer elects to not extend this Agreement on such an anniversary date, the Executive shall be entitled to the benefits described in Section 7(b) below. For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Agreement will be void ab initio with no further force or effect.

4. Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

(a) Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive a salary (the “Salary”) at the annual rate of Four Hundred Thousand Dollars ($400,000), subject to increase from time to time in the discretion of the Board of Directors or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Salary shall be payable in periodic installments in accordance with the Employer’s usual practice for its senior executives.

(b) Bonus. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be entitled to participate in an annual incentive program established by the Board of Directors or the Compensation Committee for the executive management team with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. For fiscal year 2024, the Executive’s annual target bonus amount shall equal One Hundred and Five Thousand Dollars ($105,000) and shall be determined and payable in accordance with the annual bonus plan of TechTarget, Inc. as approved by the board of directors (or the compensation committee thereof) of TechTarget, Inc. prior to the Effective Time. For all subsequent years, the amount of the Executive’s annual target bonus amount shall be established by the Board of Directors or the Compensation Committee. The specific terms of the bonus plan, including bonus targets, methods of payment and performance goals will be documented by the Board of Directors or the Compensation Committee.

(c) Regular Benefits. The Executive shall also be entitled to participate in any qualified retirement plans, deferred compensation plans, stock option and incentive plans, stock purchase plans, medical insurance plans, life insurance plans, disability income plans, retirement plans, vacation plans, expense reimbursement plans and other benefit plans which the Employer may from time to time have in effect for its senior executives. Such participation shall be subject to the terms of the applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board of Directors, the Compensation Committee or any administrative or other committee provided for in, or contemplated by, any such plan. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time.

(d) Equity Grants. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be provided equity awards as determined by the Board of Directors or the Compensation Committee, with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. In connection with any grants of stock options, restricted stock units or other equity instruments granted by the Employer to the Executive, the Employer and the Executive hereby acknowledge and agree that, in the event of a “change in control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance thereunder (“Section 409A”), with respect to (1) any stock option grants under an Employer stock plan or similar arrangement and (2) any restricted stock, restricted stock units or other equity or equity-based awards, all unvested shares shall thereupon become fully vested, all stock options shall thereafter become immediately exercisable and all restricted stock units shall become fully vested and shall be delivered in accordance with any restricted stock unit agreement between the Executive and the Employer. For purposes of the foregoing sentence, however, a decrease in Informa PLC’s beneficial ownership in the Employer below fifty percent (50)% shall not, by itself, constitute a “change in control event” for purposes of this Section 4(d).

(e) Reimbursement of Business Expenses. The Employer shall reimburse the Executive for all reasonable expenses incurred by the Executive in performing services during the Term, in accordance with the Employer’s policies and procedures for its senior executive officers, as in effect from time to time.

(f) Taxation of Payments and Benefits. The Employer shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Employer to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(g) Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement. During the Term, the Employer is obligated to document any changes in compensation terms applicable to the Agreement. No later than sixty (60) days following the Effective Time, the Company will in good faith review the Executive’s cash and equity compensation levels for possible increase (but not decrease).

5. Extent of Service. During the Executive’s employment under this Agreement, the Executive shall devote the Executive’s best efforts and business judgment, skill and knowledge to the advancement of the Employer’s interests and to the discharge of the Executive’s duties and responsibilities under this Agreement. Notwithstanding anything contained herein to the contrary, this Agreement shall not be construed as preventing the Executive from:

(a) investing the Executive’s assets in any company or other entity in a manner not prohibited by Section 8(e) and in such form or manner as shall not require any material activities on the Executive’s part in connection with the operations or affairs of the companies or other entities in which such investments are made;

(b) serving on the Board (including service on committees thereof) of another company; provided that such service does not impair or compromise the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement; or

(c) engaging in religious, charitable or other community or non-profit activities that do not impair the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement.

6. Termination. Notwithstanding the provisions of Section 3, the Executive’s employment under this Agreement shall terminate under the following circumstances set forth in this Section 6.

(a) Termination by the Employer for Cause. The Executive’s employment under this Agreement may be terminated for Cause (as defined below) at any time (including during the Notice Period (as defined below)) on the part of the Employer effective upon a vote of the Board of Directors, prior to which the Employer shall have given the Executive ten (10) days prior written notice and the opportunity to be heard on such matter at a meeting of the Board. Only the following shall constitute “Cause” for such termination:

(i) any act, whether or not involving the Employer or any affiliate of the Employer, of fraud or gross misconduct;

(ii) the commission by the Executive of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; or

(iii) gross negligence or willful misconduct of the Executive with respect to the Employer or any affiliate of the Employer.

(b) Termination by the Employer Without Cause. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Employer without Cause upon no less than (i) six (6) months’ prior written notice to the Executive, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Executive, if such notice is provided upon or following the first anniversary of the Effective Time. For the avoidance of doubt, the Employer may terminate the Executive’s employment without Cause under this Section 6(b) at any time, irrespective of the Employer’s obligation to provide notice of non-renewal of the Term under Section 3 above; provided, that, such termination would be effective following the Notice Period (as defined below) (unless payment in lieu of notice is provided as contemplated by Section 6(h) below).

(c) Termination by the Executive for Good Reason. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Executive for Good Reason by written notice to the Board of Directors pursuant to this Section 6(c). Only the following shall constitute “Good Reason” for such termination:

(i) a material reduction of the Executive’s annual base salary and/or annual target bonus other than a such reduction that is similar to a reduction made to such salary and/or target bonus of all other senior executives of the Employer;

(ii) a change in the Executive’s responsibilities and/or duties which constitutes a demotion or is inconsistent with the terms of Section 2 hereof;

(iii) a failure of the Company to pay any amounts due hereunder;

(iv) the failure of any successor in interest to the business of the Employer to assume the Employer’s obligations under this Agreement; or

(v) the relocation of the offices at which the Executive is principally employed to a location more than fifty (50) miles from such offices, which relocation is not approved by the Executive;

provided, however, that none of the foregoing events or conditions will constitute Good Reason unless (x) the Executive provides the Employer with written objection to the event or condition within sixty (60) days following the occurrence thereof, (y) the Employer does not reverse or otherwise cure the event or condition within thirty (30) days following the receipt of that written objection (to the extent curable), and (z) the Executive actually terminates employment no earlier than thirty (30) days, and no later than sixty (60) days, in each case, following the expiration of that cure period.

(d) Death. The Executive’s employment with the Employer shall terminate upon the Executive’s death.

(e) Disability. If the Executive shall be disabled so as to be unable to perform the essential functions of the Executive’s then-existing position or positions under this Agreement, with or without reasonable accommodation, the Chief Executive Officer may remove the Executive from any responsibilities and/or reassign the Executive to another position with the Employer for the remainder of the Term or during the period of such disability. Notwithstanding any such removal or reassignment, the Executive shall continue to receive the Executive’s full Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies) and benefits under Section 4 of this Agreement (except to the extent that the Executive may be ineligible for one or more such benefits under applicable plan terms) for a period of time equal to the period set forth in Section 7(b)(i) below. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Employer shall, submit to the Employer a certification in reasonable detail by a physician selected by the Employer (to whom the Executive or the Executive’s guardian has no reasonable objection) as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Employer’s determination of such issue shall be binding on the Executive. Nothing in this Section 6(e) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.

(f) Termination by the Executive without Good Reason. The Executive may terminate this Agreement at any time on no less than(i) six (6) months’ prior written notice to the Company, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Company, if such notice is provided upon or following the first anniversary of the Effective Time. If the Executive terminates this Agreement without Good Reason, the Executive is not entitled to any additional compensation or benefits other than the Accrued Benefit (as defined in Section 7(a) below).

(g) Notice Period. After either party has provided (x) written notice of termination (as set forth in Section 6(b), (c), (e) and (f)) or (y) written notice of non-renewal pursuant to Section 3, the “Notice Period” shall commence and the Executive shall: (i) continue to be an employee of the Employer for the duration of the Notice Period and shall make the Executive available, as needed, to provide such services directed by the Employer that are reasonably consistent with the Executive’s status as a senior executive of the Employer; and (ii) continue to be paid the Executive’s Salary, continue to vest in outstanding equity and equity-based awards of the Employer and its affiliates, continue to be eligible to receive any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, and be eligible to participate in the Employer’s benefits programs (subject to the terms of applicable plans and policies and conditional on the approval of any insurer of such benefits). At any point after the commencement of the Notice Period, the Employer may relieve the Executive of the Executive’s duties for all or a part of Notice Period and not require the Executive to report to work on a regular basis (such period of time during the Notice Period in which the Executive will have limited or no responsibilities, the “Non-Working Period”). During the Non-Working Period, the Executive will remain bound by the Executive’s obligations to the Employer and its affiliates, and the Executive will not be permitted to contact clients, customers, suppliers, or employees without the prior authorization of the Employer. The Executive must remain contactable and may be required to provide transitional assistance during the Non-Working Period. During the Notice Period (including any Non-Working Period), the Employer may require the Executive to resign from any corporate officer roles that the Executive holds with the Employer. The Executive’s or the Employer’s failure to abide by the terms of this Section 6(g) shall constitute a material breach by the Executive or the Employer, as applicable, of this Agreement and shall entitle the Employer or the Executive, as applicable, to seek specific performance of the Notice Period by the Executive or the Employer, as applicable, from a court of competent jurisdiction.

(h) Payment in Lieu of Notice. Notwithstanding anything in this Agreement to the contrary, the Employer reserves the right, in its sole discretion, to make a payment in lieu of all or any part of the Notice Period. It is expressly understood and agreed that any payment made in lieu of notice pursuant to this Section 6(h) shall exclude (i) the cash value of any employee benefits, (ii) the value of the vesting of outstanding equity and equity-based awards of the Employer and its affiliates during the portion of the Notice Period with respect to which such payment is made, and (iii) any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, that would otherwise be earned in respect of or paid during the portion of the Notice Period with respect to which such payment is made.

7. Compensation Upon Termination.

(a) Termination Generally. If the Executive’s employment with the Employer is terminated for any reason during the Term, the Employer shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) at the expiration of any applicable Notice Period any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits the Executive may have under any employee benefit plan of the Employer (the “Accrued Benefit”).

(b) Termination by the Employer Without Cause or upon Executive Disability or Death, or by the Executive for Good Reason; Company Non-Renewal. In consideration for the Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, in the event of termination of the Executive’s employment with the Employer pursuant to Section 6(b), 6(c), 6(d) or 6(e) above, or the failure of the Company to extend the Term of this Agreement upon the expiration of the then-current Term, the Employer shall provide to the Executive the following termination benefits (“Termination Benefits”) upon the expiration of any applicable Notice Period:

(i) payments that provide for the continuation of the Executive’s Salary at the rate then in effect pursuant to Section 4(a) for a period of nine (9) months;

(ii) if the Executive is eligible for, and elects to receive, continued coverage for the Executive and, if applicable, the Executive’s eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for nine (9) months (or, if less, for the period the Executive is eligible for such COBRA continuation coverage) for the excess of (x) the amount that the Executive is required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that the Executive would have paid monthly to participate in the Company’s group health benefit plan(s) had the Executive continued to be an employee of the Company, provided, that the Company in addition shall pay to the Executive an amount sufficient to cover any additional taxes to be paid by the Executive on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which the Executive becomes eligible for any health benefits as a result of subsequent employment or service;

(iii) payments (prorated over the period described in Section 7(b)(i) above) equal in the aggregate to the greater of (x) fifty percent (50%) of the targeted bonus amount that was established by the Board of Directors or Compensation Committee for the Executive for the then-current fiscal year (the “Target Bonus Amount”) or (y) the product of (I) the Target Bonus Amount multiplied by (II) a fraction, the numerator for which equals the number of months in the then-current fiscal year that have elapsed, and the denominator of which equals 12; and

(iv) for each year that the Executive has been employed by the Employer (or any predecessor thereto, including but not limited to, TechTarget, Inc.) in any capacity, an additional ten percent (10%) of (x) all then unvested options to purchase shares of the Employer’s stock that have been granted to the Executive shall become immediately, and without further action, exercisable by the Executive and (y) all then unvested restricted stock, restricted stock units and other equity or equity-based awards that have been granted to the Executive shall become immediately, and without further action, vested and shall be delivered to the Executive in accordance with the Restricted Stock Unit Agreement(s) by and between the Company and the Executive; provided, that, in the event that the foregoing calculation results in the acceleration of less than fifty percent (50%) of the Executive’s then unvested options, restricted stock and restricted stock units and other equity or equity-based awards the portion of the award subject to such acceleration shall be deemed to be increased to equal fifty percent (50%) (utilizing restricted stock units first and then other awards for any balance).

(c) Termination by the Employer with Cause or the Executive without Good Reason. If the Executive’s employment is terminated by the Employer with Cause under Section 6(a) or by the Executive without Good Reason under Section 6(f), the Employer shall have no further obligation to the Executive other than payment of the Accrued Benefit.

(d) Release of Claims. The Termination Benefits are in lieu of, and not in addition to, any other severance and/or notice arrangement maintained by the Employer or agreed to between the Executive and the Employer prior to the execution of this Agreement. Payment of the Termination Benefits is conditioned upon:

(i) the Executive entering into within forty-five (45) days following the Executive’s termination of employment with the Employer and not revoking a general release of claims against the Employer and its affiliates in the form attached hereto as Exhibit A (the “Release”);

(ii) the Executive’s continued compliance in all material respects with the terms of Section 8 of this Agreement (provided, that any such alleged non-compliance will be disregarded for all purposes if the Executive reasonably cures such alleged non-compliance, to the extent curable, within thirty (30) days following the date the Employer provides to the Executive written notice of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto); and

(iii) the Executive’s reaffirmation of the Executive’s obligations under Section 8 of this Agreement, which shall be appended as an exhibit to and incorporated by reference into the Release.

Payment of the Termination Benefits will commence on the Company’s first regular payroll date that is at least five (5) business days following the date the Release becomes effective and irrevocable in accordance with its terms; provided, however, that if the forty-five (45) day consideration period spans two (2) calendar years, payment of the Termination Benefits will commence no earlier than the second such calendar year in any event; and provided, further, that the first installment of Termination Benefits shall include payment of all amounts that would have been paid prior thereto if not for the Release requirement described above.

(e) Certain Tax Matters.

(i) The Company and the Executive agree to cooperate and negotiate with each other in good faith to minimize the impact of Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the Company and the Executive, respectively.

(ii) Each payment and benefit to be provided under this Agreement is intended to comply with, or be exempt from, the requirements of Section 409A, and this Agreement shall be interpreted and administered accordingly.

(iii) The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Section 7:

(1) It is intended that each installment of the payments and benefits provided under Section 7 shall be treated as a separate “payment” for purposes of Section 409A. Neither the Employer nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(2) If, as of the date of the Executive’s “separation from service” (as defined below) from the Employer, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 7; and

(3) If, as of the date of the Executive’s “separation from service” from the Employer, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(A) Each installment of the payments and benefits due under Section 7 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of Executive’s tax year in which the separation from service occurs and the 15th day of the third month following the end of Employer’s tax year in which the separation from service occurs; and

(B) Each installment of the payments and benefits due under Section 7 that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following the “separation from service” of Executive from Employer shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year of yours in which the separation from service occurs.

(4) For purposes of this Agreement, the determination of whether and when a separation from service has occurred shall be made in accordance with this subparagraph and in a manner consistent with Treasury Regulation Section l.409A-l(h). Solely for purposes of this Section 7, “Employer” shall include all persons with whom the Employer would be considered a single employer under Sections 414(b) and 414(c) of the Code.

8. Confidential Information, Noncompetition and Cooperation.

(a) Consideration and Notice. The Executive enters into this Agreement in exchange for employment and the compensation and benefits associated with the Executive’s role. The Executive further enters into this agreement in exchange for eligibility to receive equity grants as set forth in Section 4(d) of this Agreement, eligibility to participate in and receive bonuses under the Employer’s annual incentive program as set forth in Section 4(b) of this Agreement and eligibility to receive the Termination Benefits set forth in Section 7(b) of this Agreement. The Executive also enters into this Agreement in exchange for the continued provision of new Confidential Information (as defined below) to the Executive as part of the Executive’s employment with the Employer. The Executive and the Employer agree that this Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Executive acknowledges and agrees that: (i) the Employer has advised the Executive, in writing, that the Executive has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Executive has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) Confidential Information. As used in this Agreement, “Confidential Information” means non-public information belonging to the Employer and its affiliates and subsidiaries which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer or its affiliates or subsidiaries. Confidential Information includes, without limitation, (i) all information concerning trade secrets of the Employer or any of its affiliates or subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (ii) all sales and financial information concerning the Employer or its affiliates or subsidiaries; (iii) all customers, customer lists or requirements; (iv) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Employer and its affiliates or subsidiaries, their employees, their officers, their business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (v) all information in any way concerning the business or affairs of the Employer or its affiliates or subsidiaries, suppliers, business partners or customers which was furnished to the Executive by the Employer or its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by the Executive during the Executive’s employment with the Employer; and (vi) any document marked “confidential” or any information which the Executive has been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Employer or any of its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(c).

(c) Confidentiality. The Executive’s employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive’s employment with the Employer and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except as may be necessary in the ordinary course of performing the Executive’s duties to the Employer. The Executive understands that pursuant to the Defend Trade Secrets Act of 2016, the Executive shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, the Executive understands that the Executive may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, the Executive understands that an employee who files a lawsuit alleging retaliation by the Employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement prohibits the Executive from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

(d) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(e) Noncompetition. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that Executive performed for Employer or any of its affiliates or subsidiaries in the twenty-four (24) months prior to termination of Executive’s employment within the Restricted Territory (as hereinafter defined). The Executive understands that the restrictions set forth in this Section 8(e) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Executive conducted business for or on behalf of the Employer or any of its affiliates or subsidiaries, or where parties were located with whom or which the Executive interacted during the twenty-four (24) months prior to termination of the Executive’s employment.

(f) Nonsolicitation. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Employer or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Employer) or otherwise interfering in any material respect with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Employer or any of its subsidiaries. The Executive understands that the restrictions set forth in this Section 8(f) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Employer or any of its subsidiaries within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such period, had supervisory responsibility or work-related contact, or about whom the Executive acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Employer or any of its affiliates or subsidiaries has conducted business within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such twelve (12) month period, had business-related contact or about which the Executive acquired Confidential Information by virtue of the Executive’s employment relationship with the Employer.

(g) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Employer that the Executive’s execution of this Agreement, the Executive’s employment with the Employer and the performance of the Executive’s proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(h) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(h).

(i) Reasonableness of Restrictions and Remedies. The Executive agrees that the terms of Section 8 of this Agreement are intended to protect and preserve legitimate business interests of the Employer and are reasonable and necessary. It is further agreed that any breach of Sections 8 of this Agreement may render irreparable harm to the Employer. In the event of a breach or threatened breach by the Executive, the Executive acknowledges and agrees that the Employer’s remedies at law may be inadequate and that, subject to Section 9, the Employer shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Agreement by the Executive without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Agreement is excessively broad, it is expressly agreed that this Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. The Executive further agrees that any applicable restricted period set forth in Sections 8(e) and (f) shall be tolled during any legal proceedings during which the Employer seeks to enforce any of these covenants against the Executive if it is ultimately determined that the Executive was in breach of such covenants.

(j) Future Employer Notice. The Executive agrees that, during the non-competition and non-solicitation period, he will give notice to the Employer of each new business activity he plans to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of the Employee’s business relationship or position with the entity. The Executive further agrees to provide the

Employer with other pertinent information concerning such business activity as the Employer may reasonably request in order to determine the Executive’s continued compliance with the Executive’s obligations under this Agreement. The Executive agrees to provide a copy of the Agreement to all persons and Entities with whom the Executive seeks to be hired or do business before accepting employment or engagement with any of them.

9. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Employer may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

10. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties or their predecessors with respect to any related subject matter, including without limitation the Prior Employment Agreement. The Executive agrees that any change or changes in the Executive’s employment duties, or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

12. Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided that the Employer may assign its rights under this Agreement without the consent of the Executive in the event that the Employer shall effect a reorganization, consolidate with, or merge into, any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

13. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

15. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

16. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

17. Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the law of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles of such Commonwealth. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

18. Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Toro CombineCo, Inc.

/s/ Michael Cotoia
By: Michael Cotoia
Title: President

[Signature Page to

Employment Agreement]

EXECUTIVE

/s/ Rebecca Kitchens
By: Rebecca Kitchens

[Signature Page to

Employment Agreement]

EXHIBIT A

FORM OF RELEASE AGREEMENT

Rebecca Kitchens (“you”), and Toro CombineCo, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective [•] (the “Termination Date”). [You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment.]1 The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within forty-five (45) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, (iii) remain at all times in continued compliance in all material respects with this Agreement, and (iv) you reaffirm your commitment to abide by the restrictions contained in Section 8 of the Employment Agreement (which is incorporated into this Agreement by reference and attached hereto as Exhibit 1), as if agreed to by you as of the Effective Date (as defined below), and have not and do not breach those restrictions in any material respect (provided, that any such alleged breach will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides you written notice of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 7 of the Employment Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly referenced in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

You acknowledge and agree that your reaffirmation and commitment to abide by Section 8 of the Employment Agreement is agreed to in connection with your separation from the Company and, therefore, not governed by the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L). In the event that a court of competent jurisdiction determines that the covenants in Section 8 of the Employment Agreement are covered by the Massachusetts Noncompetition Agreement Act, you agree that your receipt of the Severance Benefits is mutually agreed upon consideration and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting the covenants in Section 8 of the Employment Agreement.

[1]	Note to Draft: Acknowledgement to be included only if correct at time of release execution.

Appendix A - 1

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the Effective Date, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq; the Delaware Discrimination in Employment Act, Del. Code Ann. tit. 19, §§ 710 to 719A; the Delaware Whistleblowers’ Protection Act, Del. Code Ann. Tit. 19 §§ 1701 to 1708; the Delaware Wage Payment and Collection Act, Del. Code Ann. tit. 19, §§ 1101 to 1115; the Delaware Fair Employment Practices Act, Del. Code Ann. tit. 19, §§ 701 to 709A; the Delaware social media law, Del. Code Ann. Tit. 19 § 709A; the Massachusetts Fair Employment Practices Law, Mass. Gen. Laws ch. 151B; the Massachusetts Civil Rights Act, Mass. Gen. Laws ch. 12, § 11; the Massachusetts Equal Rights Act, Mass. Gen. Laws ch. 93; the Massachusetts Small Necessities Act, Mass. Gen. Laws ch. 149 § 52D; the Massachusetts Privacy Statute, Mass. Gen. Laws ch. 214,

Appendix A - 2

§ 1B and C; the Massachusetts Equal Pay Act, Mass. Gen. Laws ch. 149 § 105A-C; the Massachusetts Parental Leave Act, Mass. Gen. Laws ch. 149, § 105D; the Massachusetts AIDS Testing Act, Mass. Gen. Laws ch. 111 § 70F; the Massachusetts Consumer Protection Act, Mass. Gen. Laws ch. 93A; the Massachusetts Equal Rights for the Elderly and Disabled Law, Mass. Gen. Laws ch. 93 § 103; the Massachusetts Anti-Sexual Harassment Statute, Mass. Gen. Laws ch. 151B, § 3A; the Massachusetts Wage Act, Mass. Gen. Laws ch. 149, §§ 148 et seq.; the Massachusetts Wage and Hour Laws, Mass. Gen. Laws ch. 151 § 1A et seq.; the Massachusetts age discrimination law, Mass. Gen. Laws ch. 149, § 24A et seq.; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for forty-five (45) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days of signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [Insert Contact]. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. Boston local time) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the forty-five (45) day review period.

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification (or related advancement of expenses) under U.S. and non-U.S. federal and state

Appendix A - 3

laws or under any contract or agreement with the Company or any of its affiliates or any predecessor of any of them or under the governing instruments or any insurance policies of the Company or any of its affiliates or any predecessor of any of them, (3) rights to any vested benefits or pension funds; (4) rights to any equity or equity based-award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (5) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

Appendix A - 4

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the Commonwealth of Massachusetts.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE:
Name:
Title:
DATE:
Name:
Title:

Appendix A - 5

EXHIBIT 10.4

Dated as of January 10, 2024

TORO COMBINECO, INC.,

as Employer

and

STEVEN NIEMIEC,

as Executive

EMPLOYMENT AGREEMENT

- i -

This EMPLOYMENT AGREEMENT (the “Agreement”) is made as of January 10, 2024, by and between Toro CombineCo, Inc., a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466 (the “Employer” or “Company”) and Steven Niemiec (the “Executive”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024, by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”);

WHEREAS, TechTarget, Inc. and the Executive are parties to that certain Employment Agreement dated as of September 8, 2023, and that certain Relationship Agreement for Employees dated as of January 21, 2011 (collectively, the “Prior Employment Agreement”), pursuant to which the Executive is employed by TechTarget, Inc.;

WHEREAS, the Employer desires to employ the Executive and the Executive desires to be employed by the Employer on the terms contained herein from and after the Effective Time (as defined in the Merger Agreement); and

WHEREAS, the Employer and TechTarget, Inc. and the Executive desire to terminate the Prior Employment Agreement and replace and supersede the Prior Employment Agreement in its entirety with this Agreement reflecting in part that the Executive will be employed by the Company under this Agreement rather than TechTarget, Inc. upon the consummation of the transactions contemplated under the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

1. Employment. The Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer upon the terms and subject to the conditions set forth in this Agreement.

2. Capacity. The Executive shall serve the Employer as the Chief Operating Officer and Chief Revenue Officer. The Executive shall also serve the Employer in such other or additional offices as the Executive may reasonably be requested to serve by the Chief Executive Officer. In such capacity or capacities, the Executive shall perform such services and duties in connection with the business, affairs and operations of the Employer as may reasonably be assigned or delegated to the Executive from time to time, consistent with the Executive’s education and experience, by or under the authority of the Chief Executive Officer. The Executive shall report directly to the Chief Executive Officer.

3. Term. Subject to the provisions of Section 6, the term of employment pursuant to this Agreement (the “Term”) shall be one (1) year from the Effective Time and shall be renewed automatically for periods of one (1) year commencing at the first anniversary of the Effective Time and on each subsequent anniversary thereafter unless either the Executive or the Employer gives written notice to the other of such party’s election not to extend the Term, such notice to be given not less than (i) six (6) months prior to the first anniversary of the Effective Time or (ii) if following the first anniversary of the Effective Time, three (3) months prior to the date of any subsequent anniversary. In the event that the Employer elects to not extend this Agreement on such an anniversary date, the Executive shall be entitled to the benefits described in Section 7(b) below. For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Agreement will be void ab initio with no further force or effect.

4. Compensation and Benefits. The regular compensation and benefits payable to the Executive under this Agreement shall be as follows:

(a) Salary. For all services rendered by the Executive under this Agreement, the Employer shall pay the Executive a salary (the “Salary”) at the annual rate of Four Hundred Thousand Dollars ($400,000), subject to increase from time to time in the discretion of the Board of Directors or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Salary shall be payable in periodic installments in accordance with the Employer’s usual practice for its senior executives.

(b) Bonus. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be entitled to participate in an annual incentive program established by the Board of Directors or the Compensation Committee for the executive management team with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. For fiscal year 2024, the Executive’s annual target bonus amount shall equal One Hundred and Five Thousand Dollars ($105,000) and shall be determined and payable in accordance with the annual bonus plan of TechTarget, Inc. as approved by the board of directors (or the compensation committee thereof) of TechTarget, Inc. prior to the Effective Time. For all subsequent years, the amount of the Executive’s annual target bonus amount shall be established by the Board of Directors or the Compensation Committee. The specific terms of the bonus plan, including bonus targets, methods of payment and performance goals will be documented by the Board of Directors or the Compensation Committee.

(c) Regular Benefits. The Executive shall also be entitled to participate in any qualified retirement plans, deferred compensation plans, stock option and incentive plans, stock purchase plans, medical insurance plans, life insurance plans, disability income plans, retirement plans, vacation plans, expense reimbursement plans and other benefit plans which the Employer may from time to time have in effect for its senior executives. Such participation shall be subject to the terms of the applicable plan documents, generally applicable policies of the Employer, applicable law and the discretion of the Board of Directors, the Compensation Committee or any administrative or other committee provided for in, or contemplated by, any such plan. Nothing contained in this Agreement shall be construed to create any obligation on the part of the Employer to establish any such plan or to maintain the effectiveness of any such plan which may be in effect from time to time.

(d) Equity Grants. In consideration for Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, the Executive shall be provided equity awards as determined by the Board of Directors or the Compensation Committee, with such terms as may be established in the sole discretion of the Board of Directors or Compensation Committee. In connection with any grants of stock options, restricted stock units or other equity instruments granted by the Employer to the Executive, the Employer and the Executive hereby acknowledge and agree that, in the event of a “change in control event” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other guidance thereunder

(“Section 409A”), with respect to (1) any stock option grants under an Employer stock plan or similar arrangement and (2) any restricted stock, restricted stock units or other equity or equity-based awards, all unvested shares shall thereupon become fully vested, all stock options shall thereafter become immediately exercisable and all restricted stock units shall become fully vested and shall be delivered in accordance with any restricted stock unit agreement between the Executive and the Employer. For purposes of the foregoing sentence, however, a decrease in Informa PLC’s beneficial ownership in the Employer below fifty percent (50)% shall not, by itself, constitute a “change in control event” for purposes of this Section 4(d).

(e) Reimbursement of Business Expenses. The Employer shall reimburse the Executive for all reasonable expenses incurred by the Executive in performing services during the Term, in accordance with the Employer’s policies and procedures for its senior executive officers, as in effect from time to time.

(f) Taxation of Payments and Benefits. The Employer shall undertake to make deductions, withholdings and tax reports with respect to payments and benefits under this Agreement to the extent that it reasonably and in good faith believes that it is required to make such deductions, withholdings and tax reports. Payments under this Agreement shall be in amounts net of any such deductions or withholdings. Nothing in this Agreement shall be construed to require the Employer to make any payments to compensate the Executive for any adverse tax effect associated with any payments or benefits or for any deduction or withholding from any payment or benefit.

(g) Exclusivity of Salary and Benefits. The Executive shall not be entitled to any payments or benefits other than those provided under this Agreement. During the Term, the Employer is obligated to document any changes in compensation terms applicable to the Agreement. No later than sixty (60) days following the Effective Time, the Company will in good faith review the Executive’s cash and equity compensation levels for possible increase (but not decrease).

5. Extent of Service. During the Executive’s employment under this Agreement, the Executive shall devote the Executive’s best efforts and business judgment, skill and knowledge to the advancement of the Employer’s interests and to the discharge of the Executive’s duties and responsibilities under this Agreement. Notwithstanding anything contained herein to the contrary, this Agreement shall not be construed as preventing the Executive from:

(a) investing the Executive’s assets in any company or other entity in a manner not prohibited by Section 8(e) and in such form or manner as shall not require any material activities on the Executive’s part in connection with the operations or affairs of the companies or other entities in which such investments are made;

(b) serving on the Board (including service on committees thereof) of another company; provided that such service does not impair or compromise the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement; or

(c) engaging in religious, charitable or other community or non-profit activities that do not impair the Executive’s ability to fulfill the Executive’s duties and responsibilities under this Agreement.

6. Termination. Notwithstanding the provisions of Section 3, the Executive’s employment under this Agreement shall terminate under the following circumstances set forth in this Section 6.

(a) Termination by the Employer for Cause. The Executive’s employment under this Agreement may be terminated for Cause (as defined below) at any time (including during the Notice Period (as defined below)) on the part of the Employer effective upon a vote of the Board of Directors, prior to which the Employer shall have given the Executive ten (10) days prior written notice and the opportunity to be heard on such matter at a meeting of the Board. Only the following shall constitute “Cause” for such termination:

(i) any act, whether or not involving the Employer or any affiliate of the Employer, of fraud or gross misconduct;

(ii) the commission by the Executive of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; or

(iii) gross negligence or willful misconduct of the Executive with respect to the Employer or any affiliate of the Employer.

(b) Termination by the Employer Without Cause. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Employer without Cause upon no less than (i) six (6) months’ prior written notice to the Executive, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Executive, if such notice is provided upon or following the first anniversary of the Effective Time. For the avoidance of doubt, the Employer may terminate the Executive’s employment without Cause under this Section 6(b) at any time, irrespective of the Employer’s obligation to provide notice of non-renewal of the Term under Section 3 above; provided, that, such termination would be effective following the Notice Period (as defined below) (unless payment in lieu of notice is provided as contemplated by Section 6(h) below).

(c) Termination by the Executive for Good Reason. Subject to the payment of Termination Benefits pursuant to Section 7(b), the Executive’s employment under this Agreement may be terminated by the Executive for Good Reason by written notice to the Board of Directors pursuant to this Section 6(c). Only the following shall constitute “Good Reason” for such termination:

(i) a material reduction of the Executive’s annual base salary and/or annual target bonus other than a such reduction that is similar to a reduction made to such salary and/or target bonus of all other senior executives of the Employer;

(ii) a change in the Executive’s responsibilities and/or duties which constitutes a demotion or is inconsistent with the terms of Section 2 hereof;

(iii) a failure of the Company to pay any amounts due hereunder;

(iv) the failure of any successor in interest to the business of the Employer to assume the Employer’s obligations under this Agreement; or

(v) the relocation of the offices at which the Executive is principally employed to a location more than fifty (50) miles from such offices, which relocation is not approved by the Executive;

provided, however, that none of the foregoing events or conditions will constitute Good Reason unless (x) the Executive provides the Employer with written objection to the event or condition within sixty (60) days following the occurrence thereof, (y) the Employer does not reverse or otherwise cure the event or condition within thirty (30) days following the receipt of that written objection (to the extent curable), and (z) the Executive actually terminates employment no earlier than thirty (30) days, and no later than sixty (60) days, in each case, following the expiration of that cure period.

(d) Death. The Executive’s employment with the Employer shall terminate upon the Executive’s death.

(e) Disability. If the Executive shall be disabled so as to be unable to perform the essential functions of the Executive’s then-existing position or positions under this Agreement, with or without reasonable accommodation, the Chief Executive Officer may remove the Executive from any responsibilities and/or reassign the Executive to another position with the Employer for the remainder of the Term or during the period of such disability. Notwithstanding any such removal or reassignment, the Executive shall continue to receive the Executive’s full Salary (less any disability pay or sick pay benefits to which the Executive may be entitled under the Employer’s policies) and benefits under Section 4 of this Agreement (except to the extent that the Executive may be ineligible for one or more such benefits under applicable plan terms) for a period of time equal to the period set forth in Section 7(b)(i) below. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Employer shall, submit to the Employer a certification in reasonable detail by a physician selected by the Employer (to whom the Executive or the Executive’s guardian has no reasonable objection) as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Employer’s determination of such issue shall be binding on the Executive. Nothing in this Section 6(e) shall be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. § 2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.

(f) Termination by the Executive without Good Reason. The Executive may terminate this Agreement at any time on no less than(i) six (6) months’ prior written notice to the Company, if such notice is provided prior to the first anniversary of the Effective Time; and (ii) three (3) months’ prior written notice to the Company, if such notice is provided upon or following the first anniversary of the Effective Time. If the Executive terminates this Agreement without Good Reason, the Executive is not entitled to any additional compensation or benefits other than the Accrued Benefit (as defined in Section 7(a) below).

(g) Notice Period. After either party has provided (x) written notice of termination (as set forth in Section 6(b), (c), (e) and (f)) or (y) written notice of non-renewal pursuant to Section 3, the “Notice Period” shall commence and the Executive shall: (i) continue to be an employee of the Employer for the duration of the Notice Period and shall make the Executive available, as needed, to provide such services directed by the Employer that are reasonably consistent with the Executive’s status as a senior executive of the Employer; and (ii) continue to be paid the Executive’s Salary, continue to vest in outstanding equity and equity-based awards of the Employer and its affiliates, continue to be eligible to receive any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, and be eligible to participate in the Employer’s benefits programs (subject to the terms of applicable plans and policies and conditional on the approval of any insurer of such benefits). At any point after the commencement of the Notice Period, the Employer may relieve the Executive of the Executive’s duties for all or a part of Notice Period and not require the Executive to report to work on a regular basis (such period of time during the Notice Period in which the Executive will have limited or no responsibilities, the “Non-Working Period”). During the Non-Working Period, the Executive will remain bound by the Executive’s obligations to the Employer and its affiliates, and the Executive will not be permitted to contact clients, customers, suppliers, or employees without the prior authorization of the Employer. The Executive must remain contactable and may be required to provide transitional assistance during the Non-Working Period. During the Notice Period (including any Non-Working Period), the Employer may require the Executive to resign from any corporate officer roles that the Executive holds with the Employer. The Executive’s or the Employer’s failure to abide by the terms of this Section 6(g) shall constitute a material breach by the Executive or the Employer, as applicable, of this Agreement and shall entitle the Employer or the Executive, as applicable, to seek specific performance of the Notice Period by the Executive or the Employer, as applicable, from a court of competent jurisdiction.

(h) Payment in Lieu of Notice. Notwithstanding anything in this Agreement to the contrary, the Employer reserves the right, in its sole discretion, to make a payment in lieu of all or any part of the Notice Period. It is expressly understood and agreed that any payment made in lieu of notice pursuant to this Section 6(h) shall exclude (i) the cash value of any employee benefits, (ii) the value of the vesting of outstanding equity and equity-based awards of the Employer and its affiliates during the portion of the Notice Period with respect to which such payment is made, and (iii) any incentive compensation, including but not limited to bonuses, commissions, or any other form of incentive compensation, that would otherwise be earned in respect of or paid during the portion of the Notice Period with respect to which such payment is made.

7. Compensation Upon Termination.

(a) Termination Generally. If the Executive’s employment with the Employer is terminated for any reason during the Term, the Employer shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) at the expiration of any applicable Notice Period any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits the Executive may have under any employee benefit plan of the Employer (the “Accrued Benefit”).

(b) Termination by the Employer Without Cause or upon Executive Disability or Death, or by the Executive for Good Reason; Company Non-Renewal. In consideration for the Executive’s agreement to the restrictions set forth in Section 8 of this Agreement, in the event of termination of the Executive’s employment with the Employer pursuant to Section 6(b), 6(c), 6(d) or 6(e) above, or the failure of the Company to extend the Term of this Agreement upon the expiration of the then-current Term, the Employer shall provide to the Executive the following termination benefits (“Termination Benefits”) upon the expiration of any applicable Notice Period:

(i) payments that provide for the continuation of the Executive’s Salary at the rate then in effect pursuant to Section 4(a) for a period of nine (9) months;

(ii) if the Executive is eligible for, and elects to receive, continued coverage for the Executive and, if applicable, the Executive’s eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for nine (9) months (or, if less, for the period the Executive is eligible for such COBRA continuation coverage) for the excess of (x) the amount that the Executive is required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that the Executive would have paid monthly to participate in the Company’s group health benefit plan(s) had the Executive continued to be an employee of the Company, provided, that the Company in addition shall pay to the Executive an amount sufficient to cover any additional taxes to be paid by the Executive on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which the Executive becomes eligible for any health benefits as a result of subsequent employment or service;

(iii) payments (prorated over the period described in Section 7(b)(i) above) equal in the aggregate to the greater of (x) fifty percent (50%) of the targeted bonus amount that was established by the Board of Directors or Compensation Committee for the Executive for the then-current fiscal year (the “Target Bonus Amount”) or (y) the product of (I) the Target Bonus Amount multiplied by (II) a fraction, the numerator for which equals the number of months in the then-current fiscal year that have elapsed, and the denominator of which equals 12; and

(iv) for each year that the Executive has been employed by the Employer (or any predecessor thereto, including but not limited to, TechTarget, Inc.) in any capacity, an additional ten percent (10%) of (x) all then unvested options to purchase shares of the Employer’s stock that have been granted to the Executive shall become immediately, and without further action, exercisable by the Executive and (y) all then unvested restricted stock, restricted stock units and other equity or equity-based awards that have been granted to the Executive shall become immediately, and without further action, vested and shall be delivered to the Executive in accordance with the Restricted Stock Unit Agreement(s) by and between the Company and the Executive; provided, that, in the event that the foregoing calculation results in the acceleration of less than fifty percent (50%) of the Executive’s then unvested options, restricted stock and restricted stock units and other equity or equity-based awards the portion of the award subject to such acceleration shall be deemed to be increased to equal fifty percent (50%) (utilizing restricted stock units first and then other awards for any balance).

(c) Termination by the Employer with Cause or the Executive without Good Reason. If the Executive’s employment is terminated by the Employer with Cause under Section 6(a) or by the Executive without Good Reason under Section 6(f), the Employer shall have no further obligation to the Executive other than payment of the Accrued Benefit.

(d) Release of Claims. The Termination Benefits are in lieu of, and not in addition to, any other severance and/or notice arrangement maintained by the Employer or agreed to between the Executive and the Employer prior to the execution of this Agreement. Payment of the Termination Benefits is conditioned upon:

(i) the Executive entering into within forty-five (45) days following the Executive’s termination of employment with the Employer and not revoking a general release of claims against the Employer and its affiliates in the form attached hereto as Exhibit A (the “Release”);

(ii) the Executive’s continued compliance in all material respects with the terms of Section 8 of this Agreement (provided, that any such alleged non-compliance will be disregarded for all purposes if the Executive reasonably cures such alleged non-compliance, to the extent curable, within thirty (30) days following the date the Employer provides to the Executive written notice of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto); and

(iii) the Executive’s reaffirmation of the Executive’s obligations under Section 8 of this Agreement, which shall be appended as an exhibit to and incorporated by reference into the Release.

Payment of the Termination Benefits will commence on the Company’s first regular payroll date that is at least five (5) business days following the date the Release becomes effective and irrevocable in accordance with its terms; provided, however, that if the forty-five (45) day consideration period spans two (2) calendar years, payment of the Termination Benefits will commence no earlier than the second such calendar year in any event; and provided, further, that the first installment of Termination Benefits shall include payment of all amounts that would have been paid prior thereto if not for the Release requirement described above.

(e) Certain Tax Matters.

(i) The Company and the Executive agree to cooperate and negotiate with each other in good faith to minimize the impact of Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on the Company and the Executive, respectively.

(ii) Each payment and benefit to be provided under this Agreement is intended to comply with, or be exempt from, the requirements of Section 409A, and this Agreement shall be interpreted and administered accordingly.

(iii) The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Section 7:

(1) It is intended that each installment of the payments and benefits provided under Section 7 shall be treated as a separate “payment” for purposes of Section 409A. Neither the Employer nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(2) If, as of the date of the Executive’s “separation from service” (as defined below) from the Employer, the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Section 7; and

(3) If, as of the date of the Executive’s “separation from service” from the Employer, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(A) Each installment of the payments and benefits due under Section 7 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the Short-Term Deferral Period (as hereinafter defined) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A. For purposes of this Agreement, the “Short-Term Deferral Period” means the period ending on the later of the 15th day of the third month following the end of Executive’s tax year in which the separation from service occurs and the 15th day of the third month following the end of Employer’s tax year in which the separation from service occurs; and

(B) Each installment of the payments and benefits due under Section 7 that is not paid within the Short-Term Deferral Period and that would, absent this subsection, be paid within the six-month period following the “separation from service” of Executive from Employer shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year of yours in which the separation from service occurs.

(4) For purposes of this Agreement, the determination of whether and when a separation from service has occurred shall be made in accordance with this subparagraph and in a manner consistent with Treasury Regulation Section l.409A-l(h). Solely for purposes of this Section 7, “Employer” shall include all persons with whom the Employer would be considered a single employer under Sections 414(b) and 414(c) of the Code.

8. Confidential Information, Noncompetition and Cooperation.

(a) Consideration and Notice. The Executive enters into this Agreement in exchange for employment and the compensation and benefits associated with the Executive’s role. The Executive further enters into this agreement in exchange for eligibility to receive equity grants as set forth in Section 4(d) of this Agreement, eligibility to participate in and receive bonuses under the Employer’s annual incentive program as set forth in Section 4(b) of this Agreement and eligibility to receive the Termination Benefits set forth in Section 7(b) of this Agreement. The Executive also enters into this Agreement in exchange for the continued provision of new Confidential Information (as defined below) to the Executive as part of the Executive’s employment with the Employer. The Executive and the Employer agree that this Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Executive acknowledges and agrees that: (i) the Employer has advised the Executive, in writing, that the Executive has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Executive has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) Confidential Information. As used in this Agreement, “Confidential Information” means non-public information belonging to the Employer and its affiliates and subsidiaries which is of value to the Employer in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Employer or its affiliates or subsidiaries. Confidential Information includes, without limitation, (i) all information concerning trade secrets of the Employer or any of its affiliates or subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (ii) all sales and financial information concerning the Employer or its affiliates or subsidiaries; (iii) all customers, customer lists or requirements; (iv) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Employer and its affiliates or subsidiaries, their employees, their officers, their business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (v) all information in any way concerning the business or affairs of the Employer or its affiliates or subsidiaries, suppliers, business partners or customers which was furnished to the Executive by the Employer or its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by the Executive during the Executive’s employment with the Employer; and (vi) any document marked “confidential” or any information which the Executive has been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Employer or any of its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(c).

(c) Confidentiality. The Executive’s employment creates a relationship of confidence and trust between the Executive and the Employer with respect to all Confidential Information. At all times, both during the Executive’s employment with the Employer and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Employer, except as may be necessary in the ordinary course of performing the Executive’s duties to the Employer. The Executive understands that pursuant to the Defend Trade Secrets Act of 2016, the Executive shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, the Executive understands that the Executive may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, the Executive understands that an employee who files a lawsuit alleging retaliation by the Employer for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement prohibits the Executive from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

(d) Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by the Employer or are produced by the Executive in connection with the Executive’s employment will be and remain the sole property of the Employer. The Executive will return to the Employer all such materials and property as and when requested by the Employer. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain with the Executive any such material or property or any copies thereof after such termination.

(e) Noncompetition. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that Executive performed for Employer or any of its affiliates or subsidiaries in the twenty-four (24) months prior to termination of Executive’s employment within the Restricted Territory (as hereinafter defined). The Executive understands that the restrictions set forth in this Section 8(e) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Executive conducted business for or on behalf of the Employer or any of its affiliates or subsidiaries, or where parties were located with whom or which the Executive interacted during the twenty-four (24) months prior to termination of the Executive’s employment.

(f) Nonsolicitation. During the Term and for a period of six (6) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party prior to the first anniversary of the Effective Time, and nine (9) months thereafter, if the Executive’s employment with the Employer is terminated in connection with a notice of termination provided by either party upon or following the first anniversary of the Effective Time, the Executive (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Employer or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of the Executive’s employment with the Employer) or otherwise interfering in any material respect with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Employer or any of its subsidiaries. The Executive understands that the restrictions set forth in this Section 8(f) are intended to protect the Employer’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Employer or any of its subsidiaries within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such period, had supervisory responsibility or work-related contact, or about whom the Executive acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Employer or any of its affiliates or subsidiaries has conducted business within the twelve (12) month period preceding termination of the Executive’s employment and with whom the Executive, during such twelve (12) month period, had business-related contact or about which the Executive acquired Confidential Information by virtue of the Executive’s employment relationship with the Employer.

(g) Third-Party Agreements and Rights. The Executive hereby confirms that the Executive is not bound by the terms of any agreement with any previous employer or other party which restricts in any way the Executive’s use or disclosure of information or the Executive’s engagement in any business. The Executive represents to the Employer that the Executive’s execution of this Agreement, the Executive’s employment with the Employer and the performance of the Executive’s proposed duties for the Employer will not violate any obligations the Executive may have to any such previous employer or other party. In the Executive’s work for the Employer, the Executive will not disclose or make use of any information in violation of any agreements with or rights of any such previous employer or other party, and the Executive will not bring to the premises of the Employer any copies or other tangible embodiments of non-public information belonging to or obtained from any such previous employment or other party.

(h) Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall cooperate fully with the Employer in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Employer which relate to events or occurrences that transpired while the Executive was employed by the Employer. The Executive’s full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Employer at mutually convenient times. During and after the Executive’s employment, the Executive also shall cooperate fully with the Employer in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Employer. The Employer shall reimburse the Executive for any reasonable out-of-pocket expenses incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(h).

(i) Reasonableness of Restrictions and Remedies. The Executive agrees that the terms of Section 8 of this Agreement are intended to protect and preserve legitimate business interests of the Employer and are reasonable and necessary. It is further agreed that any breach of Sections 8 of this Agreement may render irreparable harm to the Employer. In the event of a breach or threatened breach by the Executive, the Executive acknowledges and agrees that the Employer’s remedies at law may be inadequate and that, subject to Section 9, the Employer shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Agreement by the Executive without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Agreement is excessively broad, it is expressly agreed that this Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. The Executive further agrees that any applicable restricted period set forth in Sections 8(e) and (f) shall be tolled during any legal proceedings during which the Employer seeks to enforce any of these covenants against the Executive if it is ultimately determined that the Executive was in breach of such covenants.

(j) Future Employer Notice. The Executive agrees that, during the non-competition and non-solicitation period, he will give notice to the Employer of each new business activity he plans to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of the Employee’s business relationship or position with the entity. The Executive further agrees to provide the Employer with other pertinent information concerning such business activity as the Employer may reasonably request in order to determine the Executive’s continued compliance with the Executive’s obligations under this Agreement. The Executive agrees to provide a copy of the Agreement to all persons and Entities with whom the Executive seeks to be hired or do business before accepting employment or engagement with any of them.

9. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Executive or the Employer may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

10. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 9 of this Agreement, the parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties or their predecessors with respect to any related subject matter, including without limitation the Prior Employment Agreement. The Executive agrees that any change or changes in the Executive’s employment duties, or compensation after the signing of this Agreement shall not affect the validity or scope of this Agreement.

12. Assignment; Successors and Assigns, etc. Neither the Employer nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other party; provided that the Employer may assign its rights under this Agreement without the consent of the Executive in the event that the Employer shall effect a reorganization, consolidate with, or merge into, any other corporation, partnership, organization or other entity, or transfer all or substantially all of its properties or assets to any other corporation, partnership, organization or other entity. This Agreement shall inure to the benefit of and be binding upon the Employer and the Executive, their respective successors, executors, administrators, heirs and permitted assigns.

13. Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any Section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

14. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

15. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Employer or, in the case of the Employer, at its main offices, attention of the Chief Executive Officer, and shall be effective on the date of delivery in person or by courier or three (3) days after the date mailed.

16. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Employer.

17. Governing Law. This is a Massachusetts contract and shall be construed under and be governed in all respects by the law of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles of such Commonwealth. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the First Circuit.

18. Counterparts. This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

Toro CombineCo, Inc.

/s/ Michael Cotoia
By: Michael Cotoia
Title: President

[Signature Page to

Employment Agreement]

EXECUTIVE

/s/ Steven Niemiec
By: Steven Niemiec

[Signature Page to

Employment Agreement]

EXHIBIT A

FORM OF RELEASE AGREEMENT

Steven Niemiec (“you”), and Toro CombineCo, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective [•] (the “Termination Date”). [You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment.]1 The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within forty-five (45) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, (iii) remain at all times in continued compliance in all material respects with this Agreement, and (iv) you reaffirm your commitment to abide by the restrictions contained in Section 8 of the Employment Agreement (which is incorporated into this Agreement by reference and attached hereto as Exhibit 1), as if agreed to by you as of the Effective Date (as defined below), and have not and do not breach those restrictions in any material respect (provided, that any such alleged breach will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides you written notice of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 7 of the Employment Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly referenced in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

You acknowledge and agree that your reaffirmation and commitment to abide by Section 8 of the Employment Agreement is agreed to in connection with your separation from the Company and, therefore, not governed by the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L). In the event that a court of competent jurisdiction determines that the covenants in Section 8 of the Employment Agreement are covered by the Massachusetts Noncompetition Agreement Act, you agree that your receipt of the Severance Benefits is mutually agreed upon consideration and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting the covenants in Section 8 of the Employment Agreement.

[1]	Note to Draft: Acknowledgement to be included only if correct at time of release execution.

Appendix A - 1

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the Effective Date, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq; the Delaware Discrimination in Employment Act, Del. Code Ann. tit. 19, §§ 710 to 719A; the Delaware Whistleblowers’ Protection Act, Del. Code Ann. Tit. 19 §§ 1701 to 1708; the Delaware Wage Payment and Collection Act, Del. Code Ann. tit. 19, §§ 1101 to 1115; the Delaware Fair Employment Practices Act, Del. Code Ann. tit. 19, §§ 701 to 709A; the Delaware social media law, Del. Code Ann. Tit. 19 § 709A; the Massachusetts Fair Employment Practices Law, Mass. Gen. Laws ch. 151B; the Massachusetts Civil Rights Act, Mass. Gen. Laws ch. 12, § 11; the Massachusetts Equal Rights Act, Mass. Gen. Laws ch. 93; the Massachusetts Small Necessities Act, Mass. Gen. Laws ch. 149 § 52D; the Massachusetts Privacy Statute, Mass. Gen. Laws ch. 214,

Appendix A - 2

§ 1B and C; the Massachusetts Equal Pay Act, Mass. Gen. Laws ch. 149 § 105A-C; the Massachusetts Parental Leave Act, Mass. Gen. Laws ch. 149, § 105D; the Massachusetts AIDS Testing Act, Mass. Gen. Laws ch. 111 § 70F; the Massachusetts Consumer Protection Act, Mass. Gen. Laws ch. 93A; the Massachusetts Equal Rights for the Elderly and Disabled Law, Mass. Gen. Laws ch. 93 § 103; the Massachusetts Anti-Sexual Harassment Statute, Mass. Gen. Laws ch. 151B, § 3A; the Massachusetts Wage Act, Mass. Gen. Laws ch. 149, §§ 148 et seq.; the Massachusetts Wage and Hour Laws, Mass. Gen. Laws ch. 151 § 1A et seq.; the Massachusetts age discrimination law, Mass. Gen. Laws ch. 149, § 24A et seq.; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for forty-five (45) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days of signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [Insert Contact]. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. Boston local time) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the forty-five (45) day review period.

Appendix A - 3

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification (or related advancement of expenses) under U.S. and non-U.S. federal and state laws or under any contract or agreement with the Company or any of its affiliates or any predecessor of any of them or under the governing instruments or any insurance policies of the Company or any of its affiliates or any predecessor of any of them, (3) rights to any vested benefits or pension funds; (4) rights to any equity or equity based-award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (5) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

Appendix A - 4

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the Commonwealth of Massachusetts.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE: ___________________

Name:

Title:

DATE: ___________________

Name:

Title:

Appendix A - 5

EXHIBIT 10.5

SEPARATION AGREEMENT

This Separation Agreement (this “Separation Agreement”) is made and entered into as of January 10, 2024 (the “Effective Date”), by and between TechTarget, Inc. (“Company”) and Michael Cotoia (“you”). This Separation Agreement sets forth certain terms of your separation from the Company, including certain waivers and releases by you, in order to receive certain separation payments and benefits, as set forth in detail below.

By signing this Separation Agreement, you and the Company agree as follows:

1. STATUS OF EMPLOYMENT

You and the Company agree that your employment with the Company will terminate upon the closing of the transactions contemplated in that certain Merger Agreement dated January 10, 2024, by and among the Company, Toro CombineCo, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”). The date on which your employment with the Company actually ends will be the “Separation Date.” For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Separation Agreement will be void ab initio with no further force or effect.

You hereby resign, effective as of the Separation Date, from all directorships, officerships and other similar positions with the Company and its affiliates. You shall sign all appropriate documentation prepared by the Company to evidence such resignations.

2. CONSULTING AGREEMENT

As a condition to entering into this Separation Agreement, you and the Company agree to execute and enter into the Consulting Agreement attached hereto as Exhibit A.

3. SEVERANCE BENEFITS

Upon and/or following the Separation Date, as applicable, the Company shall pay or provide you any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits you may have under any employee benefit plan.

Provided that the you execute the Release of Claims Agreement attached hereto as Exhibit B (the “Release”) within twenty-one (21) days following but no earlier than the Separation Date and do not revoke it, and subject to your continued compliance in all material respects with the terms of this Separation Agreement and the Consulting Agreement (provided, that any alleged non-compliance, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged non-compliance within thirty (30) days following the date the Company provides written notice to you of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto), the Company will, in lieu of, and in complete satisfaction of, any rights related to the termination of your employment that you may or may not have under or with respect to the employment agreement dated as of May 3, 2016, by and between you and Company (the “Employment Agreement”), or any other agreement entered into by you and the Company, provide you with the following benefits (the “Severance Benefits”):

(a) you will receive severance in the aggregate amount of (x) $700,000 plus (y) the Prorated Bonus (as defined below) less (z) applicable tax withholdings and deductions, payable in twenty-eight (28) equal installments in accordance with the Company’s normal payroll practices during the 14-month period following the Separation Date; and

(b) if you are eligible for, and elect to receive, continued coverage for yourself and, if applicable, your eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for eighteen (18) months (or, if less, for the period you are eligible for such COBRA continuation coverage) for the excess of (x) the amount that you are required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that you would have paid monthly to participate in the Company’s group health benefit plan(s) had you continued to be an employee of the Company, provided, that the Company in addition shall pay to you an amount sufficient to cover any additional taxes to be paid by you on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which you become eligible for any health benefits as a result of subsequent employment or service.

The “Prorated Bonus” means the greater of: (a) $108,750 or (b) the product of (i) $596 multiplied by (ii) the number of days that you are employed by the Company during calendar year 2024.

In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA benefits, you must immediately notify the Company in writing of such event.

4. LIMITATIONS

Nothing in this Separation Agreement shall be binding upon the parties to the extent it is void or unenforceable for any reason, including, without limitation, as a result of any law regulating competition or proscribing unlawful business practices; provided, however, that to the extent that any provision in this Separation Agreement could be modified to render it enforceable under applicable law, it shall be deemed so modified and enforced to the fullest extent allowed by law.

5. WAIVER AND RELEASE

In exchange for the Severance Benefits that the Company will provide to you under this Separation Agreement, you agree to execute and not revoke the Release.

6. COVENANT NOT TO SUE

You understand that following the Release Effective Date (as defined in the Release), the Release will be final and binding. Except as set forth herein, you promise that you will not pursue any claim that you have settled by the Release. You further understand that nothing in this Separation Agreement generally prevents you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, NLRB, or any other federal, state or local agency charged with the enforcement of any employment laws, although by signing this release you are waiving your right to individual relief based on claims asserted in such a charge or complaint. The Company agrees that this Separation Agreement does not extend to, release or modify any rights to indemnification or advancement of expenses to which you are entitled from the Company or its insurers under any contract or agreement with the Company or any of its affiliates, or under the corporate governing instruments or any insurance policies of the Company or any of its affiliates.

7. MATERIAL BREACH

You agree that in any breach of this Separation Agreement in any material respect, the Company will have no further obligation to pay or provide any unpaid Severance Benefits (provided, that any alleged breach, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides written notice to you of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto) and will be entitled to equitable and/or injunctive relief and, because the damages for such a breach or threatened breach will be impossible or impractical to determine and will not therefore provide a full and adequate remedy, the Company will also be entitled to specific performance by you. No amount owing to you under this Separation Agreement shall be subject to set-off or reduction by reason of any claims which the Company has or may have against you. However, nothing in this Separation Agreement shall limit or prevent the Company from also pursuing any other or additional remedies it may have for breach of any other agreement you may have signed. Despite any breaches, your other obligations under this Separation Agreement will remain in full force and effect. Failure by either party to enforce any term of condition of this Separation Agreement at any time shall not preclude that party from enforcing that provision, or any other provision, at a later time.

8. CONFIDENTIALITY AND OTHER OBLIGATIONS

As used in this Separation Agreement, “Confidential Information” means non-public information belonging to the Company and its affiliates and subsidiaries which is of value to the Company in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Company and its affiliates or subsidiaries. Confidential Information includes, without limitation, (a) all information concerning trade secrets of the Company and its affiliates and subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (b) all sales and financial information concerning the Company and its affiliates and subsidiaries; (c) all customers, customer lists or requirements; (d) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Company and its affiliates and subsidiaries, employees, officers, business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (e) all information in any way concerning the business or affairs of the Company and its affiliates and subsidiaries, suppliers, business partners or customers which was furnished to you by the Company and its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by you during your employment with the Company; and (f) any document marked “confidential” or any information which you have been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Company or its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of your duties under this Section 8.

Your employment creates a relationship of confidence and trust between you and the Company with respect to all Confidential Information. At all times, both before and after the Separation Date, you will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing your duties to the Company. You understand that pursuant to the Defend Trade Secrets Act of 2016, you shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, you understand that you may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, you understand that an employee who files a lawsuit alleging retaliation by the Company for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Separation Agreement prohibits you from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

You further promise, covenant and agree not to discuss the contents of this Separation Agreement with any person except your financial, legal or tax advisor or spouse (each of whom shall be informed of this confidentiality provision and must first agree to keep this information confidential), or when otherwise required by law or process of law. The foregoing provision is not intended to prevent you from providing truthful and accurate information as otherwise required by applicable law or for the specific purpose of enforcing the terms of this Separation Agreement, or from communicating with other employees about the terms and conditions of your employment. This provision is not intended to restrict your right under Section 7 of the National Labor Relations Act.

All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to you by the Company or are produced by you in connection with your employment will be and remain the sole property of the Company. You will return to the Company all such materials and property as and when requested by the Company. In any event, you will return all such materials and property promptly upon termination of the Consulting Agreement. You will not retain any such material or property or any copies thereof after the termination of the Consulting Agreement.

9. RESTRICTIVE COVENANTS

You enter into this Agreement in exchange for the Severance Benefits and the consulting fee described in Exhibit B. You and the Company agree that this Separation Agreement is entered into in connection with your separation from the Company and, therefore, not governed by the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L). In the event that a court of competent jurisdiction determines that the covenants set forth in this Section 9 are covered by the Massachusetts Noncompetition Agreement Act, you and the Company agree that this Separation Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Separation Agreement. You further acknowledge and agree that: (a) the Company has advised you, in writing, that you have the right to consult with counsel prior to signing this Separation Agreement (and this document constitutes that writing); and (b) you have been given more than ten (10) business days to review this Separation Agreement prior to signing it.

You agree that, for a period of nine (9) months following the termination of the Consulting Agreement, you will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that you performed for Company in the twenty-four (24) month period prior to the Separation Date within the Restricted Territory (as hereinafter defined). You understand that the restrictions set forth in this paragraph are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose. For purposes of this Separation Agreement, the term “Competing Business” means any businesses that offer (a) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (b) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (c) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Separation Agreement, the term “Restricted Territory” means any geographic area or territory where you conducted business for or on behalf of the Company or any of its affiliates or subsidiaries, or where parties were located with whom or which you interacted during the twenty-four (24) month period prior to the Separation Date.

You further agree that, for a period of nine (9) months following the termination of the Consulting Agreement, you (a) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Company or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of your employment with the Company) or otherwise interfering in any material respect with said relationship; and (b) will refrain, either alone or in association with others, from (x) soliciting any Restricted Customer (as defined herein) or (y) encouraging any Restricted Customer, in the case of each of clauses (x) or (y), to terminate or otherwise modify adversely its business relationship with the Company or any of its subsidiaries. You understand that the restrictions set forth in this paragraph are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose. For purposes of this Separation Agreement, the term “Restricted Person” means each and every person employed by the Company or any of its subsidiaries within the twelve (12) month period preceding the Separation Date and with whom you, during such period, had supervisory responsibility or work-related contact, or about whom you acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Separation Agreement, the term “Restricted Customer” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Company or any of its subsidiaries has conducted business within the twelve (12) month period preceding the Separation Date and with whom you, during such twelve (12) month period, had business-related contact or about which you acquired Confidential Information by virtue of your employment relationship with the Company.

You agree to cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while you were employed by the Company. Your full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after your employment with the Company, you also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company shall reimburse you for any reasonable out-of-pocket expenses incurred in connection with your performance of obligations pursuant to this paragraph.

You agree and acknowledge that the terms of Section 9 of this Separation Agreement are intended to protect and preserve legitimate business interests of the Company and are reasonable and necessary. It is further agreed that any breach of Section 9 of this Separation Agreement may render irreparable harm to the Company. In the event of a breach or threatened breach by you, you acknowledge and agree that the Company’s remedies at law may be inadequate and that, subject to Section 11, the Company shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Separation Agreement by you without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Separation Agreement is excessively broad, it is expressly agreed that this Separation Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. You further agree that any applicable restricted period set forth in this Section 9 shall be tolled during any legal proceedings during which the Company seeks to enforce any of these covenants against you if it is ultimately determined that you were in breach of such covenants.

You agree that, during the non-competition and non-solicitation period, you will give notice to the Company of each new business activity you plan to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of your business relationship or position with the Entity. You further agree to provide the Company with other pertinent information concerning such business activity as the Company may reasonably request in order to determine your continued compliance with your obligations under this Separation Agreement. You agree to provide a copy of this Separation Agreement to all persons and Entities with whom you seek to be hired or do business before accepting employment or engagement with any of them.

10. TAXES

It is the Company’s intention that all payments or benefits provided under this Separation Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or an exemption therefrom, and this Separation Agreement shall be construed and applied in a manner consistent with this intent.

Any payment or benefit due upon a termination of employment that represents a “deferral of compensation” within the meaning of Section 409A of the Code (“Section 409A”) shall commence to be paid or provided to you thirty-one (31) days following a “separation from service” as defined in Treas. Reg. § 1.409A-1(h), unless earlier commencement is otherwise permitted by Section 409A, provided that you execute the Release in accordance with the terms of this Separation Agreement.

Each payment made under this Separation Agreement shall be deemed to be a separate payment for purposes of Section 409A and any right to a series of installment payments shall be deemed to be a right to a series of separate payments for purposes of Section 409A. Amounts payable under this Separation Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6.

Notwithstanding anything in this Separation Agreement to the contrary, the following special rule shall apply, if and to the extent required by Section 409A, in the event that (a) you are deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i), (b) amounts or benefits under this Separation Agreement or any other program, plan or arrangement of the Company or a controlled group affiliate thereof are due or payable on account of “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h) and (c) you are employed by a public company or a controlled group affiliate thereof: no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to you prior to the date that is six (6) months after the date of separation from service or, if earlier, the date of death; following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest permissible payment date.

Notwithstanding anything to the contrary in this Separation Agreement, any payment or benefit under this Separation Agreement or otherwise that is exempt from Section 409A pursuant to Treasury Regulation § 1.409A-1(b)(9)(v)(A) or (C) (relating to certain reimbursements and in-kind benefits) shall be paid or provided to you only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which your “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which your “separation from service” occurs. To the extent any indemnification payment, expense reimbursement or the provision of any in-kind benefit is determined to be subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such indemnification payment or expenses eligible for reimbursement or the provision of any in-kind benefit in one calendar year shall not affect the indemnification payment or provision of in-kind benefits or expenses eligible for reimbursement in any other calendar year (except for any lifetime or other aggregate limitation applicable to medical expenses), and in no event shall any indemnification payment or expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such indemnification payment or expenses, and in no event shall any right to indemnification payment or reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

Notwithstanding anything to the contrary herein, the Company does not guarantee the tax treatment of any payments or benefits under this Separation Agreement, including without limitation under the Code, federal, state, local or foreign tax laws and regulations. In no event may you, directly or indirectly, designate the calendar year of any payment under this Separation Agreement. In the event the consideration and revocation period referenced in the Release ends in the taxable year following your termination of employment, any severance payment or deferred compensation payment shall be paid or commence in such subsequent taxable year if required under Section 409A.

11. NATURE OF AGREEMENT

By signing this Separation Agreement, you acknowledge that you are doing so freely, knowingly and voluntarily. You acknowledge that in signing this Separation Agreement you have relied only on the promises written in this Separation Agreement and in the Release of Claims attached as Exhibit B hereto, and not on any other promise made by the Company. This Separation Agreement is not, and will not be considered, an admission of liability or of a violation of any applicable contract, law, rule, regulation, or order of any kind. This Separation Agreement, along with the Release, contains the entire agreement between the Company and you regarding your departure from the Company. This Separation Agreement may not be altered, modified, waived or amended except by a written document signed by a duly authorized representative of the Company and you. Except as otherwise explicitly provided, this Separation Agreement will be interpreted and enforced in accordance with the laws of the Commonwealth of Massachusetts.

Any controversy or claim arising out of or relating to this Separation Agreement or the breach thereof or otherwise arising out of your employment with the Company or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other you or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 11 shall be specifically enforceable. Notwithstanding the foregoing, this Section 11 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 11.

The headings in this document are for reference only and shall not in any way affect the meaning or interpretation of this Separation Agreement. Nothing in this Separation Agreement shall be binding on the parties to the extent it is void or unenforceable. The provisions of this Separation Agreement are severable. If any provision of this Separation Agreement is ruled unenforceable or invalid, such ruling shall not affect the enforceability or validity of other provisions of this Separation Agreement.

This Separation Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, ..jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, you and the Company have executed this Separation Agreement as of the dates set forth below.

Michael Cotoia

/s/ Michael Cotoia

Date: January 10, 2024

[Signature Page to

Separation Agreement]

TechTarget, Inc.

By:	/s/ Daniel Noreck
Name: Daniel Noreck
Title: Chief Financial Officer

Date:	January 10, 2024

[Signature Page to

Separation Agreement]

EXHIBIT A

CONSULTING AGREEMENT

[See attachment]

TORO COMBINECO, INC.

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this “Agreement”), dated as of January 10, 2024 is made by and between Toro CombineCo, Inc. (the “Company”), a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466, and Michael Cotoia, a resident of Massachusetts (the “Consultant”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024 by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”); and

WHEREAS, the Company wishes to engage the Consultant and the Consultant wishes to accept such engagement on the terms set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Services.

(a) The Company hereby engages the Consultant, and the Consultant hereby accepts such engagement, as an independent contractor to provide certain services to the Company on the terms and conditions set forth in this Agreement. During the Term (as defined below), the Consultant shall provide consulting services with regard to the business and operations of the Company, its subsidiaries and its affiliates as requested by the Chief Executive Officer of Toro CombineCo, Inc. (“CombineCo”), which may include all or some of the services set forth on Schedule A (the “Services”). The Consultant shall perform the Services in a professional manner in accordance with all applicable federal, state, and local laws and regulations and generally recognized industry standards for similar services, and shall devote sufficient resources to ensure that the Services are performed in a timely and reliable manner.

(b) The Consultant shall furnish, at the Consultant’s own expense, the materials, equipment, supplies, and other resources necessary to perform the Services, provided that the Company shall, to the extent necessary for the performance of the Services, permit the Consultant to access to the Company’s premises and systems, as determined by the Company.

2. Term.

(a) Subject to Section 8 below, the term of this Agreement shall commence on the Effective Time (as defined in the merger agreement) and shall automatically terminate upon the earlier of (i) the completion of the combination and formation of CombineCo as determined by the Company in its sole discretion, provided the Company provides at least sixty (60) days’ advance written notice of termination in such event, and (ii) the first anniversary of the Effective Time (such period of time, the “Term”); provided that the Term may be extended by mutual written agreement between the Company and the Consultant.

(b) For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Consulting Agreement will be void ab initio with no further force or effect.

3. Fees and Expenses.

(a) With respect to the performance of the Services, the Company shall pay the Contractor at a rate of $3,807 per day. The Company shall, without any requirement that the Contractor provide an invoice, pay the contractor on a monthly basis in arrears not later than the last day of the applicable month based on the following number of days of service (i) five days per week from the Effective Date through the date that is six (6) months following the Effective Time; (ii) 2.5 days per week thereafter through the date that is nine (9) months following the Effective Time, and (iii) one day per week thereafter through the first anniversary of the Effective Time.

(b) The Consultant shall receive an IRS Form 1099-NEC from the Company and shall be solely responsible for all federal, state, and local taxes applicable to the Consultant. The Company shall not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, or local taxes with respect to any payments made to the Consultant pursuant to this Agreement. The Consultant shall be solely responsible for any travel or other costs or expenses incurred by the Consultant in connection with the performance of the Services and in no event shall the Company reimburse the Consultant for any such costs or expenses.

4. Relationship of the Parties.

(a) The Consultant is engaged as an independent contractor of the Company and this Agreement shall not be construed to create any association, partnership, joint venture, employment, or agency relationship between the Consultant and the Company for any purpose. The Consultant has no authority (and shall not hold itself out as having authority) to act as an agent of the Company or bind the Company and shall not make any agreements or representations on the Company’s behalf.

(b) The Consultant shall not be eligible to participate in any employee benefit plans offered by the Company to its employees, including, but not limited to, any vacation, group medical or life insurance, disability, profit sharing, retirement, fringe or other benefit plan.

5. Confidentiality.

(a) The Consultant acknowledges that the Consultant may have access to information that is treated as confidential and proprietary by the Company, including, without limitation, information pertaining to business operations and strategies, customers, pricing, finances, or personnel, in each case whether spoken, written, printed, electronic, or in any other form or medium (collectively, the “Confidential Information”). Any Confidential Information that the Consultant has access to in connection with the performance of the Services shall be subject to the terms and conditions of this clause. The Consultant agrees to treat all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company and not to use any Confidential Information for any purpose except as required in the performance of the Services. The Consultant shall notify the Company immediately in the event the Consultant becomes aware of any loss or disclosure of any Confidential Information.

(b) Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Consultant agrees to provide written notice of any such order to an authorized officer of the Company within five (5) days of receiving such order, but in any event sufficiently in advance of making any disclosure to permit the Company to contest the order or seek confidentiality protections, as determined in the Company’s sole discretion. The Consultant is hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.”

6. Restrictive Covenants.

(a) The Consultant enters into this Agreement in exchange for the consulting fee and the COBRA benefits described in the Separation Agreement with the Company of even date herewith (the “Separation Agreement”). The Consultant and the Company agree that this Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Consultant acknowledges and agrees that: (i) the Company has advised the Consultant, in writing, that the Consultant has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Consultant has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) During the Term and for a period of nine (9) months thereafter, the Consultant will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar services for a Competing Business (as hereinafter defined) that the Consultant performed for the Company or any of its affiliates or subsidiaries during the Term. The Consultant understands that the restrictions set forth in this Section 6(b) are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Consultant performed the Services, or where parties were located with whom or which the Consultant interacted during the Term.

(c) During the Term and for a period of nine (9) months thereafter, the Consultant (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Company or any of its affiliates or subsidiaries or otherwise interfering with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Company or any of its affiliates or subsidiaries. The Consultant understands that the restrictions set forth in this Section 6(c) are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Company or any of its affiliates or subsidiaries during the Term and with whom the Consultant, during such period, had work-related contact or about whom the Consultant acquired Confidential Information (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Company or any of its affiliates or subsidiaries has conducted business during the Term and with whom the Consultant, during the Term, had business-related contact or about which the Consultant acquired Confidential Information by virtue of the Consultant’s relationship with the Company.

7. [Reserved]

8. Termination.

(a) The Company may terminate this Agreement for any reason at any time upon at least sixty (60) days’ advance written notice to the Consultant; provided, that the Company may terminate this Agreement with immediate effect if such termination is for Cause (as defined in the Consultant’s employment agreement with TechTarget, Inc. dated May 3, 2016). The Consultant may terminate this Agreement prior to the end of the Term with immediate effect if the Company breaches in any material respect any of its obligations hereunder or under any other written agreement with the Consultant. In the event of termination pursuant to this Section 8(a), the Company shall pay the Consultant on the date of the termination of this Agreement any amounts then due and payable under this Agreement for any Services completed up to and including the date of such termination.

(b) Upon expiration or termination of this Agreement for any reason, or at any other time upon the Company’s written request, the Consultant shall promptly:

(i) deliver to the Company all materials, equipment, and other property of the Company provided by the Company for use by the Consultant;

(ii) deliver to the Company all tangible documents and other media of the Company, including any copies of such documents or other media; and

(iii) permanently erase all Confidential Information in the Consultant’s possession, including, but not limited to, erasing all Confidential Information from the Consultant’s computer and phone systems.

9. Assignment. Neither the Company nor the Consultant shall assign any rights or delegate or subcontract any obligations under this Agreement without the ’other party’s prior written consent; provided that the Company may assign its rights and obligations hereunder to a successor to all or substantially all its assets. Any assignment in violation of the foregoing shall be deemed null and void. Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the parties hereto and their respective successors and assigns.

10. Governing Law, Jurisdiction, and Venue. This Agreement and all matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to any conflict of laws principles. Any controversy or claim arising out of or relating to this Agreement or the breach thereof shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Commercial Arbitration Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators.

11. Miscellaneous.

(a) This Agreement and the Separation Agreement (which expressly survives this Agreement), together with any related exhibits or schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(b) This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(d) This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[signature page follows]

IN WITNESS HEREOF, the parties hereto signed their names as of the day and year first written above.

Toro CombineCo, Inc.

By:

Name:	Daniel Noreck

Date:	January 10, 2024

[Signature Page to

Consulting Agreement]

Michael Cotoia

Date:January 10, 2024

[Signature Page to

Consulting Agreement]

SCHEDULE A

The Consultant shall work under the direction of the Chief Executive Officer of CombineCo (the “CEO”), to provide the services described below:

•	Provide advice and assistance as required in relation to the formulation of CombineCo objectives and strategy, including with respect to matters involving markets, products, people and finance.

•	Provide advice and assistance as required in relation to the development of CombineCo’s operating model and organization design.

•	Provide guidance and support to enhance the motivation and retention of key talent.

•	Provide advice and assistance as required in relation to the brokering of key board member relations.

•	Provide advice and assistance as required in relation to the brokering of key investor relations.

•	Provide guidance and support as required in relation to the brokering of key customer relations.

•	Provide guidance and support as required in relation to the brokering of key partner relations.

•	Assist with the preparation of quarterly press releases (e.g., Forms 10-Q and 10-K) for investors.

•

Provide advice and assistance as required with respect to any other matters that may arise from time to time where having access to the Consultant’s knowledge and experience as the former Chief Executive Officer of the Company would be beneficial to CombineCo, its subsidiaries and its affiliates.

Sch. A-1

EXHIBIT B

RELEASE OF CLAIMS AGREEMENT

Michael Cotoia (“you”) and TechTarget, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective January 10, 2024 (the “Termination Date”). You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment. The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within twenty-one (21) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, and (iii) remain at all times in continued compliance in all material respects with this Agreement and the Separation Agreement and the circumstances in Section 7 of the Separation Agreement have not occurred and do not occur (provided, that any alleged breach, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides written notice to you of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 3 of the Separation Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement or the Separation Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly set forth in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the date you sign this Agreement, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq.; the Massachusetts Fair Employment Practices Law, Mass. Gen. Laws ch. 151B; the Massachusetts Civil Rights Act, Mass. Gen. Laws ch. 12, § 11; the Massachusetts Equal Rights Act, Mass. Gen. Laws ch. 93; the Massachusetts Small Necessities Act, Mass. Gen. Laws ch. 149 § 52D; the Massachusetts Privacy Statute, Mass. Gen. Laws ch. 214, § 1B and C; the Massachusetts Equal Pay Act, Mass. Gen. Laws ch. 149 § 105A-C; the Massachusetts Parental Leave Act, Mass. Gen. Laws ch. 149, § 105D; the Massachusetts AIDS Testing Act, Mass. Gen. Laws ch. 111 § 70F; the Massachusetts Consumer Protection Act, Mass. Gen. Laws ch. 93A; the Massachusetts Equal Rights for the Elderly and Disabled Law, Mass. Gen. Laws ch. 93 § 103; the Massachusetts Anti-Sexual Harassment Statute, Mass. Gen. Laws ch. 151B, § 3A; the Massachusetts Wage Act, Mass. Gen. Laws ch. 149, §§ 148 et seq.; the Massachusetts Wage and Hour Laws, Mass. Gen. Laws ch. 151 § 1A et seq.; the Massachusetts age discrimination law, Mass. Gen. Laws ch. 149, § 24A et seq.; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for twenty-one (21) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days after signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [insert contact], at the Company’s principal address. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. E.D.T.) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Release Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the twenty-one (21) day review period.

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification under U.S. and non-U.S. federal and state laws, (3) rights for indemnification (or related advancement of expenses) under any contract or agreement with the Company or any of its affiliates that provides for indemnification or under the corporate governing instruments or any insurance policies of the Company or any of its affiliates, (4) rights to any vested benefits or pension funds (5) rights to any equity or equity-based award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (6) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the Commonwealth of Massachusetts.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE:
Name: Michael Cotoia

TechTarget, Inc.

DATE:
Name:
Title:

EXHIBIT 10.6

SEPARATION AGREEMENT

This Separation Agreement (this “Separation Agreement”) is made and entered into as of January 10, 2024 (the “Effective Date”), by and between TechTarget, Inc. (“Company”) and Greg Strakosch (“you”). This Separation Agreement sets forth certain terms of your separation from the Company, including certain waivers and releases by you, in order to receive certain separation payments and benefits, as set forth in detail below.

By signing this Separation Agreement, you and the Company agree as follows:

1. STATUS OF EMPLOYMENT

You and the Company agree that your employment with the Company will terminate upon the closing of the transactions contemplated in that certain Merger Agreement dated January 10, 2024, by and among the Company, Toro CombineCo, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”). The date on which your employment with the Company actually ends will be the “Separation Date.” For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Separation Agreement will be void ab initio with no further force or effect.

You hereby resign, effective as of the Separation Date, from all directorships, officerships and other similar positions with the Company and its affiliates. You shall sign all appropriate documentation prepared by the Company to evidence such resignations.

2. SEVERANCE BENEFITS

Upon and/or following the Separation Date, as applicable, the Company shall pay or provide you any earned but unpaid base salary, incentive compensation earned but not yet paid, unpaid expense reimbursements and any vested benefits you may have under any employee benefit plan.

Provided that the you execute the Release of Claims Agreement attached hereto as Exhibit A (the “Release”) within twenty-one (21) days following but no earlier than the Separation Date and do not revoke it, and subject to your continued compliance in all material respects with the terms of this Separation Agreement (provided, that any alleged non-compliance, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged non-compliance within thirty (30) days following the date the Company provides written notice to you of such alleged non-compliance, which notice shall include reasonable detail of the circumstances related thereto), the Company will, in lieu of, and in complete satisfaction of, any rights related to the termination of your employment that you may or may not have under or with respect to the employment agreement dated as of May 3, 2016, by and between you and Company (the “Employment Agreement”), or any other agreement entered into by you and the Company, provide you with the following benefits (the “Severance Benefits”):

(a) you will receive severance in the aggregate amount of (x) $700,000 plus (y) the Prorated Bonus (as defined below) less (z) applicable tax withholdings and deductions, payable in twenty-eight (28) equal installments in accordance with the Company’s normal payroll practices during the 14-month period following the Separation Date; and

(b) if you are eligible for, and elect to receive, continued coverage for yourself and, if applicable, your eligible dependents under the Company’s group health benefits plan(s) in accordance with the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay the provider for eighteen (18) months (or, if less, for the period you are eligible for such COBRA continuation coverage) for the excess of (x) the amount that you are required to pay monthly to maintain such COBRA continuation coverage, over (y) the amount that you would have paid monthly to participate in the Company’s group health benefit plan(s) had you continued to be an employee of the Company, provided, that the Company in addition shall pay to you an amount sufficient to cover any additional taxes to be paid by you on any amounts that are imputed in income in connection with such payment of a portion of COBRA premiums, and provided, further, that the Company’s payment of a portion of COBRA premiums described in this provision shall terminate earlier as of the date on which you become eligible for any health benefits as a result of subsequent employment or service.

The “Prorated Bonus” means the greater of: (a) $108,750 or (b) the product of (i) $596 multiplied by (ii) the number of days that you are employed by the Company during calendar year 2024.

In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA benefits, you must immediately notify the Company in writing of such event.

3. LIMITATIONS

Nothing in this Separation Agreement shall be binding upon the parties to the extent it is void or unenforceable for any reason, including, without limitation, as a result of any law regulating competition or proscribing unlawful business practices; provided, however, that to the extent that any provision in this Separation Agreement could be modified to render it enforceable under applicable law, it shall be deemed so modified and enforced to the fullest extent allowed by law.

4. WAIVER AND RELEASE

In exchange for the Severance Benefits that the Company will provide to you under this Separation Agreement, you agree to execute and not revoke the Release.

5. COVENANT NOT TO SUE

You understand that following the Release Effective Date (as defined in the Release), the Release will be final and binding. Except as set forth herein, you promise that you will not pursue any claim that you have settled by the Release. You further understand that nothing in this Separation Agreement generally prevents you from filing a charge or complaint with or from participating in an investigation or proceeding conducted by the EEOC, NLRB, or any other federal, state or local agency charged with the enforcement of any employment laws, although by signing this release you are waiving your right to individual relief based on claims asserted in such a charge or complaint. The Company agrees that this Separation Agreement does not extend to, release or modify any rights to indemnification or advancement of expenses to which you are entitled from the Company or its insurers under any contract or agreement with the Company or any of its affiliates, or under the corporate governing instruments or any insurance policies of the Company or any of its affiliates.

6. MATERIAL BREACH

You agree that in any breach of this Separation Agreement in any material respect, the Company will have no further obligation to pay or provide any unpaid Severance Benefits (provided, that any alleged breach, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides written notice to you of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto) and will be entitled to equitable and/or injunctive relief and, because the damages for such a breach or threatened breach will be impossible or impractical to determine and will not therefore provide a full and adequate remedy, the Company will also be entitled to specific performance by you. No amount owing to you under this Separation Agreement shall be subject to set-off or reduction by reason of any claims which the Company has or may have against you. However, nothing in this Separation Agreement shall limit or prevent the Company from also pursuing any other or additional remedies it may have for breach of any other agreement you may have signed. Despite any breaches, your other obligations under this Separation Agreement will remain in full force and effect. Failure by either party to enforce any term of condition of this Separation Agreement at any time shall not preclude that party from enforcing that provision, or any other provision, at a later time.

7. CONFIDENTIALITY AND OTHER OBLIGATIONS

As used in this Separation Agreement, “Confidential Information” means non-public information belonging to the Company and its affiliates and subsidiaries which is of value to the Company in the course of conducting its business and the disclosure of which could result in a competitive or other disadvantage to the Company and its affiliates or subsidiaries. Confidential Information includes, without limitation, (a) all information concerning trade secrets of the Company and its affiliates and subsidiaries, including computer programs, system documentation, special hardware, product hardware, related software development, computer systems, source code, object code, manuals, formulae, processes, methods, machines, compositions, ideas, improvements or inventions; (b) all sales and financial information concerning the Company and its affiliates and subsidiaries; (c) all customers, customer lists or requirements; (d) all group strategy, research activities, data, technology, methodologies, techniques, distribution plans, contractual arrangements, profits, sales, price lists, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information relating to the business of the Company and its affiliates and subsidiaries, employees, officers, business partners or customers and all trademarks, domain names, copyrights and patents and applications thereof, all inventions, processes, studies, reports, research records, market surveys and know-how and technical papers; (e) all information in any way concerning the business or affairs of the Company and its affiliates and subsidiaries, suppliers, business partners or customers which was furnished to you by the Company and its affiliates or subsidiaries, suppliers, business partners or customers or otherwise discovered by you during your employment with the Company; and (f) any document marked “confidential” or any information which you have been advised is confidential or which might reasonably be expected to be regarded as confidential or any information which has been given to the Company or its affiliates or subsidiaries in confidence by customers, suppliers or other persons. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of your duties under this Section 7.

Your employment creates a relationship of confidence and trust between you and the Company with respect to all Confidential Information. At all times, both before and after the Separation Date, you will keep in confidence and trust all such Confidential Information, and will not use or disclose any such Confidential Information without the written consent of the Company, except as may be necessary in the ordinary course of performing your duties to the Company. You understand that pursuant to the Defend Trade Secrets Act of 2016, you shall not be held criminally, or civilly, liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence either directly or indirectly to a federal, state, or local government official, or an attorney, for the sole purpose of reporting, or investigating, a violation of law. Moreover, you understand that you may disclose trade secrets in a complaint, or other document, filed in a lawsuit, or other proceeding, if such filing is made under seal. Finally, you understand that an employee who files a lawsuit alleging retaliation by the Company for reporting a suspected violation of the law may disclose the trade secret to the attorney of the employee and use the trade secret in the court proceeding, if the employee files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Nothing in this Separation Agreement prohibits you from making truthful statements or disclosures about any alleged unlawful employment practice, including, but not limited to, discrimination, harassment or retaliation.

You further promise, covenant and agree not to discuss the contents of this Separation Agreement with any person except your financial, legal or tax advisor or spouse (each of whom shall be informed of this confidentiality provision and must first agree to keep this information confidential), or when otherwise required by law or process of law. The foregoing provision is not intended to prevent you from providing truthful and accurate information as otherwise required by applicable law or for the specific purpose of enforcing the terms of this Separation Agreement, or from communicating with other employees about the terms and conditions of your employment. This provision is not intended to restrict your right under Section 7 of the National Labor Relations Act.

All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to you by the Company or are produced by you in connection with your employment will be and remain the sole property of the Company. You will return to the Company all such materials and property as and when requested by the Company. In any event, you will return all such materials and property promptly upon the Separation Date. You will not retain any such material or property or any copies thereof after the Separation Date. Notwithstanding the foregoing, you may retain the laptop which has been issued to you by the Company, provided that you permanently delete all Confidential Information contained thereon, after providing copies thereof to the Company in accordance with the foregoing, and certify to the Company that you have done so.

8. RESTRICTIVE COVENANTS

You and the Company agree that this Separation Agreement is supported by mutually agreed-upon consideration and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Separation Agreement. You further acknowledge and agree that: (a) the Company has advised you, in writing, that you have the right to consult with counsel prior to signing this Separation Agreement (and this document constitutes that writing); and (b) you have been given more than ten (10) business days to review this Separation Agreement prior to signing it.

You agree that, for a period of nine (9) months following the Separation Date, you will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar duties for a Competing Business (as hereinafter defined) that you performed for Company in the twenty-four (24) month period prior to the Separation Date within the Restricted Territory (as hereinafter defined). You understand that the restrictions set forth in this paragraph are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose. For purposes of this Separation Agreement, the term “Competing Business” means any businesses that offer (a) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (b) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (c) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Separation Agreement, the term “Restricted Territory” means any geographic area or territory where you conducted business for or on behalf of the Company or any of its affiliates or subsidiaries, or where parties were located with whom or which you interacted during the twenty-four (24) month period prior to the Separation Date.

You further agree that, for a period of nine (9) months following the Separation Date, you (a) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Company or any of its subsidiaries (other than terminations of employment of subordinate employees undertaken in the course of your employment with the Company) or otherwise interfering in any material respect with said relationship; and (b) will refrain, either alone or in association with others, from (x) soliciting any Restricted Customer (as defined herein) or (y) encouraging any Restricted Customer, in the case of each of clauses (x) or (y), to terminate or otherwise modify adversely its business relationship with the Company or any of its subsidiaries. You understand that the restrictions set forth in this paragraph are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agree that such restrictions are reasonable and appropriate for this purpose. For purposes of this Separation Agreement, the term “Restricted Person” means each and every person employed by the Company or any of its subsidiaries within the twelve (12) month period preceding the Separation Date and with whom you, during such period, had supervisory responsibility or work-related contact, or about whom you acquired Confidential Information relating to compensation, benefits, performance evaluations or services (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Separation Agreement, the term “Restricted Customer” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Company or any of its subsidiaries has conducted business within the twelve (12) month period preceding the Separation Date and with whom you, during such twelve (12) month period, had business-related contact or about which you acquired Confidential Information by virtue of your employment relationship with the Company.

You agree to cooperate fully with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that transpired while you were employed by the Company. Your full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after your employment with the Company, you also shall cooperate fully with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while you were employed by the Company. The Company shall reimburse you for any reasonable out-of-pocket expenses incurred in connection with your performance of obligations pursuant to this paragraph.

You agree and acknowledge that the terms of Section 8 of this Separation Agreement are intended to protect and preserve legitimate business interests of the Company and are reasonable and necessary. It is further agreed that any breach of Section 8 of this Separation Agreement may render irreparable harm to the Company. In the event of a breach or threatened breach by you, you acknowledge and agree that the Company’s remedies at law may be inadequate and that, subject to Section 10, the Company shall be entitled to injunctive and other equitable relief against any threatened or continued breach of this Separation Agreement by you without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach or posting a bond. In the event a court of competent jurisdiction determines that any provision of this Separation Agreement is excessively broad, it is expressly agreed that this Separation Agreement shall be construed so that the remaining provisions hereof shall not be affected by any such determination, but shall remain in full force and effect, and any such overbroad provision(s) shall be deemed, without further action on the part of any party, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction. Further, a court of competent jurisdiction may modify any such overbroad provision to the extent necessary to make the provision enforceable according to applicable law and enforce the provision as modified. You further agree that any applicable restricted period set forth in this Section 8 shall be tolled during any legal proceedings during which the Company seeks to enforce any of these covenants against you if it is ultimately determined that you were in breach of such covenants.

You agree that, during the non-competition and non-solicitation period, you will give notice to the Company of each new business activity you plan to undertake, at least ten (10) business days prior to beginning any such activity. The notice shall state the name and address of the individual, corporation, association or other entity or organization (“Entity”) for whom such activity is undertaken and the name of your business relationship or position with the Entity. You further agree to provide the Company with other pertinent information concerning such business activity as the Company may reasonably request in order to determine your continued compliance with your obligations under this Separation Agreement. You agree to provide a copy of this Separation Agreement to all persons and Entities with whom you seek to be hired or do business before accepting employment or engagement with any of them.

9. TAXES

It is the Company’s intention that all payments or benefits provided under this Separation Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or an exemption therefrom, and this Separation Agreement shall be construed and applied in a manner consistent with this intent.

Any payment or benefit due upon a termination of employment that represents a “deferral of compensation” within the meaning of Section 409A of the Code (“Section 409A”) shall commence to be paid or provided to you thirty-one (31) days following a “separation from service” as defined in Treas. Reg. § 1.409A-1(h), unless earlier commencement is otherwise permitted by Section 409A, provided that you execute the Release in accordance with the terms of this Separation Agreement.

Each payment made under this Separation Agreement shall be deemed to be a separate payment for purposes of Section 409A and any right to a series of installment payments shall be deemed to be a right to a series of separate payments for purposes of Section 409A. Amounts payable under this Separation Agreement shall be deemed not to be a “deferral of compensation” subject to Section 409A to the extent provided in the exceptions in Treasury Regulation §§ 1.409A-1(b)(4) (“short-term deferrals”) and (b)(9) (“separation pay plans,” including the exception under subparagraph (iii)) and other applicable provisions of Treasury Regulation §§ 1.409A-1 through A-6.

Notwithstanding anything in this Separation Agreement to the contrary, the following special rule shall apply, if and to the extent required by Section 409A, in the event that (a) you are deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i), (b) amounts or benefits under this Separation Agreement or any other program, plan or arrangement of the Company or a controlled group affiliate thereof are due or payable on account of “separation from service” within the meaning of Treasury Regulations Section 1.409A-1(h) and (c) you are employed by a public company or a controlled group affiliate thereof: no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to you prior to the date that is six (6) months after the date of separation from service or, if earlier, the date of death; following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest permissible payment date.

Notwithstanding anything to the contrary in this Separation Agreement, any payment or benefit under this Separation Agreement or otherwise that is exempt from Section 409A pursuant to Treasury Regulation § 1.409A-1(b)(9)(v)(A) or (C) (relating to certain reimbursements and in-kind benefits) shall be paid or provided to you only to the extent that the expenses are not incurred, or the benefits are not provided, beyond the last day of the second calendar year following the calendar year in which your “separation from service” occurs; and provided further that such expenses are reimbursed no later than the last day of the third calendar year following the calendar year in which your “separation from service” occurs. To the extent any indemnification payment, expense reimbursement or the provision of any in-kind benefit is determined to be subject to Section 409A (and not exempt pursuant to the prior sentence or otherwise), the amount of any such indemnification payment or expenses eligible for reimbursement or the provision of any in-kind benefit in one calendar year shall not affect the indemnification payment or provision of in-kind benefits or expenses eligible for reimbursement in any other calendar year (except for any lifetime or other aggregate limitation applicable to medical expenses), and in no event shall any indemnification payment or expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such indemnification payment or expenses, and in no event shall any right to indemnification payment or reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit.

Notwithstanding anything to the contrary herein, the Company does not guarantee the tax treatment of any payments or benefits under this Separation Agreement, including without limitation under the Code, federal, state, local or foreign tax laws and regulations. In no event may you, directly or indirectly, designate the calendar year of any payment under this Separation Agreement. In the event the consideration and revocation period referenced in the Release ends in the taxable year following your termination of employment, any severance payment or deferred compensation payment shall be paid or commence in such subsequent taxable year if required under Section 409A.

10. NATURE OF AGREEMENT

By signing this Separation Agreement, you acknowledge that you are doing so freely, knowingly and voluntarily. You acknowledge that in signing this Separation Agreement you have relied only on the promises written in this Separation Agreement and in the Release of Claims attached as Exhibit A hereto, and not on any other promise made by the Company. This Separation Agreement is not, and will not be considered, an admission of liability or of a violation of any applicable contract, law, rule, regulation, or order of any kind. This Separation Agreement, along with the Release, contains the entire agreement between the Company and you regarding your departure from the Company. This Separation Agreement may not be altered, modified, waived or amended except by a written document signed by a duly authorized representative of the Company and you. Except as otherwise explicitly provided, this Separation Agreement will be interpreted and enforced in accordance with the laws of the State of Florida.

Any controversy or claim arising out of or relating to this Separation Agreement or the breach thereof or otherwise arising out of your employment with the Company or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Orlando, Florida in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other you or the Company may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 10 shall be specifically enforceable. Notwithstanding the foregoing, this Section 10 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 10.

The headings in this document are for reference only and shall not in any way affect the meaning or interpretation of this Separation Agreement. Nothing in this Separation Agreement shall be binding on the parties to the extent it is void or unenforceable. The provisions of this Separation Agreement are severable. If any provision of this Separation Agreement is ruled unenforceable or invalid, such ruling shall not affect the enforceability or validity of other provisions of this Separation Agreement.

This Separation Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, ..jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, you and the Company have executed this Separation Agreement as of the dates set forth below.

Greg Strakosch

/s/ Greg Strakosch

Date: January 10, 2024

[Signature Page to

Separation Agreement]

TechTarget, Inc.

By:	/s/ Michael Cotoia
Name: Michael Cotoia
Title: Chief Executive Officer

Date: January 10, 2024

[Signature Page to

Separation Agreement]

EXHIBIT A

RELEASE OF CLAIMS AGREEMENT

Greg Strakosch (“you”) and TechTarget, Inc. (“Company”) (collectively, “the parties”) have agreed to enter into this Release of Claims Agreement (“Agreement”) on the following terms:

You acknowledge that your employment with the Company terminated effective January 10, 2024 (the “Termination Date”). You further acknowledge that, regardless of signing this Agreement, you have received (i) your final paycheck, which includes your final salary or wages through your last day of service, less withholdings; and (ii) reimbursement of all reasonable business expenses incurred by you during your employment. The parties acknowledge that except as provided for in the Separation Agreement, all benefits and perquisites of employment cease as of your last day of employment with the Company.

Further, if you (i) duly execute this Agreement and return this Agreement to the Company within twenty-one (21) days following the Termination Date, (ii) do not revoke the Agreement as permitted below, and (iii) remain at all times in continued compliance in all material respects with this Agreement and the Separation Agreement and the circumstances in Section 6 of the Separation Agreement have not occurred and do not occur (provided, that any alleged breach, if reasonably capable of cure, will be disregarded for all purposes if you reasonably cure such alleged breach within thirty (30) days following the date the Company provides written notice to you of such alleged breach, which notice shall include reasonable detail of the circumstances related thereto), then the Company will provide you or your estate or beneficiaries with the severance benefits set forth in Section 2 of the Separation Agreement (together, the “Severance Benefits”), as applicable at this time. For the avoidance of doubt, in the event that you willfully and materially breach this Agreement or the Separation Agreement, you will no longer be entitled to, and the Company will no longer be obligated to provide (or continue to provide), the Severance Benefits.

You understand and agree that you are not entitled to any compensation, benefits, remuneration, incentive compensation, equity incentive compensation, accruals, contributions, reimbursements, bonus, option grant, vesting, or vacation or other payments from the Company other than those expressly set forth in this Agreement, and that any and all payments and benefits you may receive under this Agreement are subject to all applicable taxes and withholdings.

In exchange for the Severance Benefits, which you acknowledge exceed any amounts to which you otherwise may be entitled under the Company’s policies and practices or applicable law, you and your representatives completely release from, and agree to not file, cause to be filed or pursue against, the Company, their affiliated, related, parent or subsidiary companies, and their present and former directors, officers, and employees (the “Released Parties”) all claims, complaints, grievances, causes of action, or charges of any kind, known and unknown, asserted or unasserted (“Claims”), which you may now have or have ever had against any of them (“Released Claims”). Released Claims include, but are not limited to:

•	all Claims arising from your employment with the Released Parties or the termination of that employment, including Claims for wrongful termination or retaliation;

•

all Claims related to your compensation or benefits from the Released Parties, including salary, wages, bonuses, commissions, incentive compensation, profit sharing, retirement benefits, paid time off, vacation, sick leave, leaves of absence, expense reimbursements, equity, severance pay, and fringe benefits;

•	all Claims for breach of contract, breach of quasi-contract, promissory estoppel, detrimental reliance, and breach of the implied covenant of good faith and fair dealing;

•

all tort Claims, including Claims for fraud, defamation, slander, libel, negligent or intentional infliction of emotional distress, personal injury, negligence, compensatory or punitive damages, negligent or intentional misrepresentation, and discharge in violation of public policy;

•	all federal, state, and local statutory Claims, including Claims for discrimination, harassment, retaliation, attorneys’ fees, medical expenses, experts’ fees, costs and disbursements; and

•

any other Claims of any kind whatsoever, from the beginning of time until the date you sign this Agreement, in each case whether based on contract, tort, statute, local ordinance, regulation or any comparable law in any jurisdiction.

By way of example and not in limitation, Released Claims include any Claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq.; the Civil Rights Act of 1991; the Civil Rights Acts of 1866 and/or 1871, 42 U.S.C. Section 1981; the Americans with Disabilities Act, 42 U.S.C. 12101 et seq.; the Age Discrimination in Employment Act (“ADEA”), 29 U.S.C. § 621 et seq.; the Family Medical Leave Act, 29 U.S.C. § 2601 et seq.; the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq.; the federal Worker Adjustment Retraining Notification Act (“WARN Act”), 29 U.S.C. § 2102 et seq.; the Florida Civil Rights Act; the Florida Whistleblower Protection Act; Florida Workers’ Compensation Law’s Retaliation provision; the Florida Wage Discrimination Law; the Florida Minimum Wage Act; the Florida Equal Pay Law; the Florida Omnibus AIDS Act; the Florida Domestic Violence Leave Act; the Florida Discrimination on the Basis of Sickle Cell Trait Law; Florida OSHA; the Florida Constitution; the Florida Fair Housing Act; or any comparable law in any other jurisdiction. The Parties intend for this release to be enforced to the fullest extent permitted by law. YOU UNDERSTAND AND AGREE THAT THIS AGREEMENT CONTAINS A GENERAL RELEASE OF ALL CLAIMS.

You agree that the consideration you are receiving in exchange for your general release of claims shall be offset against any state or federal WARN Act (or other) notice or pay in lieu of notice obligation, if any, that the Company may be found to have in the future.

You represent that you have not initiated, filed, or caused to be filed and agree not to initiate, file or cause to be filed any Released Claims against any Released Parties with respect to any aspect of your employment by or termination from employment with the Company or with respect to any other Released Claim. You expressly covenant and warrant that you have not assigned or transferred to any person or entity any portion of any Released Claims that are waived, released and/or discharged herein. If you nonetheless file, cause to be filed, or pursue any Released Claims against one or more Released Party, you will pay to each such Released Party any costs or expenses (including attorneys’ fees and court costs) incurred by such Released Party in connection with such action, claim or suit.

In this paragraph, we provide you with specific information required under the ADEA. You acknowledge that you have received and reviewed any and all information required, if any, by the ADEA/Older Workers Benefit Protection Act pertaining to your termination from the Company. You agree that your release of claims in this Agreement includes a knowing and voluntary waiver of any rights you may have under the ADEA. You acknowledge that you have been given an opportunity to consider for twenty-one (21) days the terms of this Agreement, although you may sign beforehand, and that you are advised by the Company to consult with an attorney. You further understand that you can revoke your waiver of ADEA claims within seven (7) days after signing this Agreement, but that you will not be eligible for any Severance Benefits if you revoke your waiver. Revocation must be made by delivering a written notice of revocation to [insert contact], at the Company’s principal address. You acknowledge and agree that for the revocation to be effective, the written notice must be received no later than the close of business (5:00 p.m. E.D.T.) on the seventh (7th) day after you sign this Agreement. This Agreement will become effective and enforceable on the eighth (8th) day following your execution of this Agreement (the “Release Effective Date”), provided you have not exercised your right, as described herein, to revoke this Agreement. You further agree that any change to this Agreement, whether material or immaterial, will not restart the twenty-one (21) day review period.

Notwithstanding the foregoing, the parties acknowledge and agree that you are not waiving or being required to waive (1) any right that cannot be waived as a matter of law, (2) rights for indemnification under U.S. and non-U.S. federal and state laws, (3) rights for indemnification (or related advancement of expenses) under any contract or agreement with the Company or any of its affiliates that provides for indemnification or under the corporate governing instruments or any insurance policies of the Company or any of its affiliates, (4) rights to any vested benefits or pension funds (5) rights to any equity or equity-based award that is, in either case, vested or eligible to vest by its terms after your termination of employment, and (6) rights to seek worker’s compensation or unemployment insurance benefits, subject to the terms and conditions thereof.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall prohibit or interfere with your exercising protected rights, including rights under the National Labor Relations Act; filing a charge with the Equal Employment Opportunity Commission or OSHA; reporting possible violations of law to or participating in an investigation by any federal, state or local government agency or commission such as the National Labor Relations Board, the Department of Labor or the Securities and Exchange Commission. You do, however, waive any right to receive any monetary award or benefit resulting from such a charge, report, or investigation related to any Released Claims, except that you may receive and fully retain a monetary award from a government-administered whistleblower award program. The parties further acknowledge and agree that this Agreement shall not be construed as a waiver of any rights that are not subject to waiver by private agreement or otherwise cannot be waived as a matter of law.

You are hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Accordingly, notwithstanding any other provision of this Agreement to the contrary, you have the right to (1) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of the law or (2) disclose trade secrets in a document filed in a lawsuit or other proceeding so long as that filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

Except as provided herein, you further agree to maintain this Agreement and its contents in the strictest confidence and agree that you will not disclose the terms of this Agreement to any third party without the prior written consent of the Company, unless and to the extent otherwise required by law or in connection with enforcing this Agreement, except you may inform your legal and financial advisors provided you have advised such attorney or financial advisor to maintain the confidentiality of this Agreement and its contents and you remain responsible for maintaining the confidentiality of such information. Except as expressly permitted in the preceding two paragraphs, if you are obligated under law to disclose the contents of this Agreement you agree, to the extent possible, to provide the Company at least five (5) days prior written notice of such obligation.

You and the Company agree that this Agreement is not an admission of guilt or liability on the part of you and the Company under any national, federal, state or local law, whether statutory or common law. Liability for any and all claims is expressly denied by you and the Company.

This Agreement and the Separation Agreement are the entire agreement and understanding between you and the Company concerning its subject matter and may only be amended in writing signed by you and by authorized representatives of the Company. If any provision of this Agreement or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provision as applied to other person, places, and circumstances shall remain in full force and effect.

This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to conflicts of law doctrines that require application of another law. Any legal action or suit related in any way to this Agreement shall be brought exclusively in the federal or state courts of the State of Florida.

This Agreement may be executed in any number of counterparts (each of which shall be deemed an original of this Agreement and all of which together shall constitute one and the same instrument) and delivered by electronic means.

Finally, by your signature below, you acknowledge each of the following: (a) that you have read this Agreement or have been afforded every opportunity to do so; (b) that you are fully aware of the Agreement’s contents and legal effect; and (c) that you have voluntarily chosen to enter into this Agreement, without duress or coercion, economic or otherwise, and based upon your own judgment and not in reliance upon any promises made by the Company other than those contained in this Agreement.

UNDERSTOOD AND AGREED:

DATE: ___________________
Name: Greg Strakosch

TechTarget, Inc.
DATE: ___________________
Name:
Title:

EXHIBIT 10.7

TORO COMBINECO, INC.

CONSULTING AGREEMENT

This CONSULTING AGREEMENT (this “Agreement”), dated as of January 10, 2024 is made by and between Toro CombineCo, Inc. (the “Company”), a Delaware corporation with a principal place of business at 275 Grove Street, Newton, MA 02466, and Michael Cotoia, a resident of Massachusetts (the “Consultant”).

WHEREAS, reference is made to that certain Merger Agreement dated January 10, 2024 by and among the Company, TechTarget, Inc., Informa PLC and the other parties thereto (the “Merger Agreement”); and

WHEREAS, the Company wishes to engage the Consultant and the Consultant wishes to accept such engagement on the terms set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Services.

(a) The Company hereby engages the Consultant, and the Consultant hereby accepts such engagement, as an independent contractor to provide certain services to the Company on the terms and conditions set forth in this Agreement. During the Term (as defined below), the Consultant shall provide consulting services with regard to the business and operations of the Company, its subsidiaries and its affiliates as requested by the Chief Executive Officer of Toro CombineCo, Inc. (“CombineCo”), which may include all or some of the services set forth on Schedule A (the “Services”). The Consultant shall perform the Services in a professional manner in accordance with all applicable federal, state, and local laws and regulations and generally recognized industry standards for similar services, and shall devote sufficient resources to ensure that the Services are performed in a timely and reliable manner.

(b) The Consultant shall furnish, at the Consultant’s own expense, the materials, equipment, supplies, and other resources necessary to perform the Services, provided that the Company shall, to the extent necessary for the performance of the Services, permit the Consultant to access to the Company’s premises and systems, as determined by the Company.

2. Term.

(a) Subject to Section 8 below, the term of this Agreement shall commence on the Effective Time (as defined in the merger agreement) and shall automatically terminate upon the earlier of (i) the completion of the combination and formation of CombineCo as determined by the Company in its sole discretion, provided the Company provides at least sixty (60) days’ advance written notice of termination in such event, and (ii) the first anniversary of the Effective Time (such period of time, the “Term”); provided that the Term may be extended by mutual written agreement between the Company and the Consultant.

(b) For the avoidance of doubt, if the transactions contemplated in the Merger Agreement are not consummated, this Consulting Agreement will be void ab initio with no further force or effect.

3. Fees and Expenses.

(a) With respect to the performance of the Services, the Company shall pay the Contractor at a rate of $3,807 per day. The Company shall, without any requirement that the Contractor provide an invoice, pay the contractor on a monthly basis in arrears not later than the last day of the applicable month based on the following number of days of service (i) five days per week from the Effective Date through the date that is six (6) months following the Effective Time; (ii) 2.5 days per week thereafter through the date that is nine (9) months following the Effective Time, and (iii) one day per week thereafter through the first anniversary of the Effective Time.

(b) The Consultant shall receive an IRS Form 1099-NEC from the Company and shall be solely responsible for all federal, state, and local taxes applicable to the Consultant. The Company shall not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, or local taxes with respect to any payments made to the Consultant pursuant to this Agreement. The Consultant shall be solely responsible for any travel or other costs or expenses incurred by the Consultant in connection with the performance of the Services and in no event shall the Company reimburse the Consultant for any such costs or expenses.

4. Relationship of the Parties.

(a) The Consultant is engaged as an independent contractor of the Company and this Agreement shall not be construed to create any association, partnership, joint venture, employment, or agency relationship between the Consultant and the Company for any purpose. The Consultant has no authority (and shall not hold itself out as having authority) to act as an agent of the Company or bind the Company and shall not make any agreements or representations on the Company’s behalf.

(b) The Consultant shall not be eligible to participate in any employee benefit plans offered by the Company to its employees, including, but not limited to, any vacation, group medical or life insurance, disability, profit sharing, retirement, fringe or other benefit plan.

5. Confidentiality.

(a) The Consultant acknowledges that the Consultant may have access to information that is treated as confidential and proprietary by the Company, including, without limitation, information pertaining to business operations and strategies, customers, pricing, finances, or personnel, in each case whether spoken, written, printed, electronic, or in any other form or medium (collectively, the “Confidential Information”). Any Confidential Information that the Consultant has access to in connection with the performance of the Services shall be subject to the terms and conditions of this clause. The Consultant agrees to treat all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company and not to use any Confidential Information for any purpose except as required in the performance of the Services. The Consultant shall notify the Company immediately in the event the Consultant becomes aware of any loss or disclosure of any Confidential Information.

(b) Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Consultant agrees to provide written notice of any such order to an authorized officer of the Company within five (5) days of receiving such order, but in any event sufficiently in advance of making any disclosure to permit the Company to contest the order or seek confidentiality protections, as determined in the Company’s sole discretion. The Consultant is hereby notified that 18 U.S.C. § 1833(b) states as follows: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.”

6. Restrictive Covenants.

(a) The Consultant enters into this Agreement in exchange for the consulting fee and the COBRA benefits described in the Separation Agreement with the Company of even date herewith (the “Separation Agreement”). The Consultant and the Company agree that this Agreement is supported by mutually agreed-upon consideration under the Massachusetts Noncompetition Agreement Act (MGL c.149, § 24L) and agree and stipulate not to challenge the sufficiency of the agreed-upon consideration supporting this Agreement. The Consultant acknowledges and agrees that: (i) the Company has advised the Consultant, in writing, that the Consultant has the right to consult with counsel prior to signing this Agreement (and this document constitutes that writing); and (ii) the Consultant has been given more than ten (10) business days to review this Agreement prior to signing it.

(b) During the Term and for a period of nine (9) months thereafter, the Consultant will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise, perform the same or substantially similar services for a Competing Business (as hereinafter defined) that the Consultant performed for the Company or any of its affiliates or subsidiaries during the Term. The Consultant understands that the restrictions set forth in this Section 6(b) are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Competing Business” means any businesses that offer (i) digital demand generation and digital advertising, and purchase intent data or sales and marketing workflow solutions targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; (ii) market data, research, and advisory services or consulting services incorporating industry analyst content targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services; or (iii) content marketing services inclusive of custom content creation targeted toward customers that offer technology or communications solutions inclusive of hardware, software, and services. For purposes of this Agreement, the term “Restricted Territory” means any geographic area or territory where the Consultant performed the Services, or where parties were located with whom or which the Consultant interacted during the Term.

(c) During the Term and for a period of nine (9) months thereafter, the Consultant (i) will refrain, either alone or in association with others, from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting any Restricted Person (as defined herein), inducing or influencing any Restricted Person to terminate their relationship with the Company or any of its affiliates or subsidiaries or otherwise interfering with said relationship; and (ii) will refrain, either alone or in association with others, from (x) soliciting any Restricted Business Partner (as defined herein) or (y) encouraging any Restricted Business Partner, in the case of each of clauses (x) and (y), to terminate or otherwise modify adversely its business relationship with the Company or any of its affiliates or subsidiaries. The Consultant understands that the restrictions set forth in this Section 6(c) are intended to protect the Company’s interest in its Confidential Information and established employee, customer and supplier relationships and goodwill, and agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Agreement, the term “Restricted Person” means each and every person employed by the Company or any of its affiliates or subsidiaries during the Term and with whom the Consultant, during such period, had work-related contact or about whom the Consultant acquired Confidential Information (in each case, excluding any such persons whose relationship with the Company or its subsidiaries was terminated by the Company or its subsidiaries without cause). For purposes of this Agreement, the term “Restricted Business Partner” means each and every customer, vendor, supplier, consultant and independent contractor with whom or with which the Company or any of its affiliates or subsidiaries has conducted business during the Term and with whom the Consultant, during the Term, had business-related contact or about which the Consultant acquired Confidential Information by virtue of the Consultant’s relationship with the Company.

7. [Reserved]

8. Termination.

(a) The Company may terminate this Agreement for any reason at any time upon at least sixty (60) days’ advance written notice to the Consultant; provided, that the Company may terminate this Agreement with immediate effect if such termination is for Cause (as defined in the Consultant’s employment agreement with TechTarget, Inc. dated May 3, 2016). The Consultant may terminate this Agreement prior to the end of the Term with immediate effect if the Company breaches in any material respect any of its obligations hereunder or under any other written agreement with the Consultant. In the event of termination pursuant to this Section 8(a), the Company shall pay the Consultant on the date of the termination of this Agreement any amounts then due and payable under this Agreement for any Services completed up to and including the date of such termination.

(b) Upon expiration or termination of this Agreement for any reason, or at any other time upon the Company’s written request, the Consultant shall promptly:

(i) deliver to the Company all materials, equipment, and other property of the Company provided by the Company for use by the Consultant;

(ii) deliver to the Company all tangible documents and other media of the Company, including any copies of such documents or other media; and

(iii) permanently erase all Confidential Information in the Consultant’s possession, including, but not limited to, erasing all Confidential Information from the Consultant’s computer and phone systems.

9. Assignment. Neither the Company nor the Consultant shall assign any rights or delegate or subcontract any obligations under this Agreement without the ’other party’s prior written consent; provided that the Company may assign its rights and obligations hereunder to a successor to all or substantially all its assets. Any assignment in violation of the foregoing shall be deemed null and void. Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the parties hereto and their respective successors and assigns.

10. Governing Law, Jurisdiction, and Venue. This Agreement and all matters arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to any conflict of laws principles. Any controversy or claim arising out of or relating to this Agreement or the breach thereof shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Commercial Arbitration Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators.

11. Miscellaneous.

(a) This Agreement and the Separation Agreement (which expressly survives this Agreement), together with any related exhibits or schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(b) This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(d) This Agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

[signature page follows]

IN WITNESS HEREOF, the parties hereto signed their names as of the day and year first written above.

Toro CombineCo, Inc.

By:	/s/ Daniel Noreck

Name:	Daniel Noreck

Date:	January 10, 2024

[Signature Page to

Consulting Agreement]

Michael Cotoia

/s/ Michael Cotoia

Date:January 10, 2024

[Signature Page to

Consulting Agreement]

SCHEDULE A

The Consultant shall work under the direction of the Chief Executive Officer of CombineCo (the “CEO”), to provide the services described below:

•	Provide advice and assistance as required in relation to the formulation of CombineCo objectives and strategy, including with respect to matters involving markets, products, people and finance.

•	Provide advice and assistance as required in relation to the development of CombineCo’s operating model and organization design.

•	Provide guidance and support to enhance the motivation and retention of key talent.

•	Provide advice and assistance as required in relation to the brokering of key board member relations.

•	Provide advice and assistance as required in relation to the brokering of key investor relations.

•	Provide guidance and support as required in relation to the brokering of key customer relations.

•	Provide guidance and support as required in relation to the brokering of key partner relations.

•	Assist with the preparation of quarterly press releases (e.g., Forms 10-Q and 10-K) for investors.

•

Provide advice and assistance as required with respect to any other matters that may arise from time to time where having access to the Consultant’s knowledge and experience as the former Chief Executive Officer of the Company would be beneficial to CombineCo, its subsidiaries and its affiliates.

Sch. A-1

EXHIBIT 10.8

[FORM]

January 10, 2024

Toro CombineCo, Inc.

Informa PLC

5 Howick Place

London, SW1P 1WG

UK

Re: Lock-Up of Toro CombineCo Shares

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement” and the transactions contemplated by the Merger Agreement, the “Merger”), dated as of January 10, 2024, made by and among TechTarget, Inc., a Delaware corporation (“Toro”), Toro CombineCo, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Toro (the “Company”), Toro Acquisition Sub, LLC, a Delaware limited liability company and a direct, wholly owned Subsidiary of the Company (“Toro Merger Sub”), Informa PLC, a public limited company organized under the laws of England and Wales (“Ivory Parent”), Informa US Holdings Limited, a private company organized under the laws of England and Wales and an indirect, wholly owned Subsidiary of Ivory Parent (“Ivory HoldCo”), and Informa Intrepid Holdings, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Ivory HoldCo (“Bluefin”). If the Merger is not consummated, this agreement will be void ab initio with no further force or effect.

In recognition of the benefit and the consideration that the undersigned is to receive in the Merger in respect of his or her Toro restricted stock units that are (1) unvested as of immediately prior to the consummation of the Merger and (2) become fully vested and nonforfeitable as a result of the consummation of the Merger (the “RSUs”), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned has agreed to certain restrictions on transfers of a certain number of shares of common stock of the Company that will be owned by the undersigned immediately following the consummation of the Merger, which number of shares shall be determined as follows:

Step 1: Multiply the number of RSUs by the closing price of one share of Toro common stock at the last close of trading on NASDAQ that immediately precedes the consummation of the Merger.

Step 2: Multiply the amount determined in Step 1 by the undersigned’s highest marginal combined state, federal and local tax rate in effect on the date of the consummation of the Merger, which for illustration as of the date hereof is [39.45% for Mr. Hawk] [43.05% for Mr. Strakosch] [48.45% for Mr. Cotoia, Mr. Noreck, Ms. Kitchens and Mr. Niemiec].

Step 3: Subtract the gross Cash Amount Per Share (as that term is defined in the Merger Agreement) related to the RSUs from the amount determined in Step 2.

Toro CombineCo, Inc.

January 10, 2024

Step 4: Divide the amount remaining after applying Step 3 by an amount equal to (x) the closing price of one share of Toro common stock at the last close of trading on NASDAQ that immediately precedes the consummation of the Merger less (y) the Cash Amount Per Share (as that term is defined in the Merger Agreement), rounded to the nearest whole share.

Step 5: Subtract the number of Company shares determined in Step 4 from the total number of Company shares otherwise deliverable to the undersigned in respect of the undersigned’s RSUs pursuant to the Merger.

Step 6: Multiply the remaining number of Company shares determined in Step 5 by the undersigned’s applicable lock-up percentage, which is as follows [62% for Mr. Hawk and Mr. Strakosch] [25% for Mr. Cotoia, Mr. Noreck, Ms. Kitchens and Mr. Niemiec].

Step 7: In the event that the Cash Amount Per Share (as that term is defined in the Merger Agreement) related to the RSUs exceeds the tax liability computed in Step 2 above, calculate an additional number of Company shares using the following formula: divide [62% for Mr. Hawk and Mr. Strakosch] [25% for Mr. Cotoia, Mr. Noreck, Ms. Kitchens and Mr. Niemiec] of such excess by an amount equal to (x) the closing price of one share of Toro common stock at the last close of trading on NASDAQ that immediately precedes the consummation of the Merger less (y) the Cash Amount Per Share (as that term is defined in the Merger Agreement), rounded to the nearest whole share.

The aggregate number of shares determined in Steps 6 and 7 above is referred to as the undersigned’s “Lock-Up Shares.” Not later than ten (10) business days following the date of the consummation of the Merger (the “Closing Date”), the Company shall provide the undersigned with written notice (by email to the undersigned’s personal email address on file with the company) indicating the specific number of the undersigned’s Lock-Up Shares.

The “Lock-Up Period” with respect to the Lock-Up Shares shall commence on the Closing Date and shall end with respect to one-third (1⁄3) of the Lock-Up Shares on each of the dates that are one year, two years, and three years, respectively, after the Closing Date. [For Mr. Noreck, Ms. Kitchens and Mr. Niemiec:] Notwithstanding the foregoing, if the undersigned’s employment with the Company and its subsidiaries terminates (including, without limitation, if the undersigned is transitioned to a non-employee role for any reason) other than due to (i) the undersigned’s termination of employment by the Company or its subsidiaries for Cause (as defined in the undersigned’s employment agreement with the Company) or (ii) the undersigned’s voluntary resignation from employment with the Company or its subsidiaries without Good Reason (as defined in the undersigned’s employment agreement with the Company) (a termination other than one described in clause (i) or (ii), a “Qualifying Termination”), the Lock-Up Period shall be adjusted such that it ends with respect to one-half (1⁄2) of the Lock-Up Shares on each of the dates that are one year and two years, respectively, after the Closing Date. For the avoidance of doubt, if (x) a Qualifying Termination occurs more than one but less than two years after the Closing Date, the Lock-Up Period shall immediately end with respect to an additional one-sixth (1/6) of the original number of Lock-Up Shares such that one-half (1⁄2) of the original Lock-Up Shares shall have been released from restriction as of the date of the Qualifying Termination, and the Lock-Up Period shall end with respect to the remaining Lock-Up Shares on the second anniversary of the Closing Date, and (y) if the undersigned experiences a Qualifying Termination more than two years after the Closing Date, the Lock-Up Period shall immediately cease with respect to all Lock-Up Shares that are then otherwise restricted as of the date of such Qualifying Termination.

Toro CombineCo, Inc.

January 10, 2024

The undersigned agrees with the Company that the undersigned will not, without the prior written consent of the Company, engage in any of the following actions with respect to the Lock-Up Shares until the Lock-up Period has expired with respect to such Lock-Up Shares: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, the Lock-Up Shares, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of the Lock-Up Shares. For the avoidance of doubt, nothing herein shall limit the undersigned’s ability to enter into a Rule 10b5-1 trading plan during the Lock-Up Period so long as the sale of any Lock-Up Shares covered by such plan does not occur until the expiration of the Lock-Up Period that applies with respect to such shares and the Company shall cooperate in good faith with any request of the undersigned to establish such a plan.

The undersigned understands that both the Company and Ivory Parent are relying upon this agreement and that both the Company and Ivory Parent shall have the right to enforce this agreement.

This agreement may be executed in any number of counterparts (including by DocuSign or similar platform, or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

THIS LOCK-UP AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

[SIGNATURE PAGE FOLLOWS]

Toro CombineCo, Inc.

January 10, 2024

Very truly yours,

Signature:
Print Name:

Toro CombineCo, Inc.

January 10, 2024

TORO COMBINECO, INC.

By:
Name:
Title:

Toro CombineCo, Inc.

January 10, 2024

INFORMA PLC

By:
Name:
Title: